Form 20-F
period 2002-12-31
SUNDAY COMMUNICATIONS LTD
filed 2003-06-30
CIK 1106952

As filed with the U.S. Securities and Exchange Commission on June 30, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

Commission file number [                ]

SUNDAY Communications Limited

(Exact name of registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

13/F Warwick House
TaiKoo Place
979 King’s Road, Quarry Bay
Special Administrative Region of Hong Kong
The People’s Republic of China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value of HK$0.10 per share.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Number outstanding as of
Class	December 31, 2002

Ordinary Shares, par value HK$0.10 per share	2,990,000,000

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes   [X]     No   [   ]

     Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17   [   ]     Item 18   [X]

i

GENERAL INFORMATION

     Except as otherwise required by the context, references in this Annual Report to “SUNDAY”, “Company”, “us” or “we” refer to SUNDAY Communications Limited. The term “you” refers to holders of ordinary shares and American depositary shares, or ADSs, representing the ordinary shares. The terms “Hong Kong” and the “Government” refer to Hong Kong Special Administrative Region of The People’s Republic of China and its government, respectively. See “Appendix A — Glossary of Technical Terms” for definitions of technical terms used in this Annual Report.

     We publish our financial statements in Hong Kong dollars. In this Annual Report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States of America. This Annual Report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at HK$7.7988 = US$1.00, which was the noon buying rate in The City of New York for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. See Item 3 “Key Information — Selected Financial Data — Exchange Rate Information” for historical information regarding this noon buying rate. You should not construe these translations as representations that the Hong Kong dollars actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated or at any other rates.

FORWARD-LOOKING STATEMENTS

     Some statements made in this Annual Report are forward-looking statements, which are subject to various risks and uncertainties. These include statements with respect to us, our corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan” or other similar words. The statements are based on our management’s assumptions and beliefs in light of the information currently available to us.

     These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	the lack of substantial revenue from some of our businesses;

•	the pace of change of the wireless communications and data marketplace in Hong Kong;

•	increased competition in the communications and wireless data services in Hong Kong;

•	the demand for wireless communications and data services in Hong Kong and other relevant markets;

•	our ability to maintain growth and successfully introduce new products and services;

•	our churn rate, liquidity and capital resources and expenditure;

•	our ability to obtain requisite licenses, technologies and funding on timely and acceptable terms for our existing, new and future businesses;

•	our ability to realize usage and subscription fees from our services; and

•	the continued development, convergence and stability of technology infrastructure we use to provide our wireless communications and data services.

     For a further discussion of such risks and uncertainties, see Item 3 “Key Information — Risk Factors”. You should consider these factors carefully in evaluating any forward-looking statements and should not place any undue reliance on any forward-looking statements. You should keep in mind that any forward-looking statement made by us in this Annual Report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us.

     We are under no obligation to, and do not intend, to update or revise our forward-looking statements made herein to reflect actual results or changes in assumptions or other factors that could affect those statements.

ii

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

SELECTED FINANCIAL DATA

     The selected financial data as of and for each of the three years ended December 31, 2000, 2001 and 2002 are derived from and should be read with our audited consolidated financial statements, including the notes to the consolidated financial statements, included in this Annual Report beginning on page F-1. We derived the selected financial data for each of the two years ended December 31, 1998 and 1999 from our audited consolidated financial statements, which are not included in this Annual Report.

     Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in Hong Kong, or HK GAAP, which differ in some material respects from generally accepted accounting principles in the United States of America, or US GAAP. For a discussion of relevant differences between HK GAAP and US GAAP, see note 27 of the notes to our audited consolidated financial statements.

	Year Ended December 31,

	1998	1999	2000	2001	2002	2002(1)

	HK$	HK$	HK$	HK$	HK$	US$

	(in millions, except for per share and per ADS data)
Consolidated income statement data:
HK GAAP:
Operating revenues:
Mobile services	337.1	825.5	988.7	1,165.4	1,217.7	156.1
Sales of mobile phones and accessories	220.2	190.7	404.4	242.9	115.3	14.8
Other services(2)	—	9.2	57.2	14.1	9.7	1.2
Total operating revenues	557.3	1,025.4	1,450.3	1,422.4	1,342.7	172.1
Costs of sales and services:
Cost of services(2)(3)	(70.6)	(181.2)	(235.5)	(224.2)	(221.1)	(28.2)
Cost of sales of mobile phones and accessories	(319.1)	(507.6)	(424.5)	(245.0)	(113.4)	(14.6)
Gross profit	167.6	336.6	790.3	953.2	1,008.2	129.3
Other revenues	—	—	8.7	2.6	1.9	0.2
Operating expenses(4)	(884.5)	(1,084.5)	(1,179.7)	(1,119.0)	(1,052.5)	(135.0)
Loss from operations	(716.9)	(747.9)	(380.7)	(163.2)	(42.4)	(5.5)
Interest income	1.8	2.2	51.1	21.6	3.5	0.4
Finance costs	(87.8)	(178.2)	(136.9)	(70.1)	(59.8)	(7.6)
Share of losses of joint ventures	—	—	—	—	(18.6)	(2.3)
Net loss	(802.9)	(923.9)	(466.5)	(211.7)	(117.3)	(15.0)
Number of shares used to calculate loss per share (in thousands)	2,300,000	2,300,000	2,850,492	2,990,000	2,990,000	2,990,000
Basic loss per share (in cents)(5)	(34.9)	(40.2)	(16.4)	(7.1)	(3.9)	(0.5)
US GAAP:
Operating revenues:
Mobile services	337.1	825.5	988.7	1,155.0	1,215.8	155.9
Sales of mobile phones and accessories	220.2	190.7	404.4	242.9	115.3	14.8
Other services(2)	—	9.2	57.2	14.1	9.7	1.2
Total operating revenues	557.3	1,025.4	1,450.3	1,412.0	1,340.8	171.9
Costs of sales and services:
Cost of services(2)	(310.8)	(460.4)	(577.7)	(548.3)	(547.7)	(70.2)
Cost of sales of mobile phones and accessories	(319.1)	(507.6)	(424.5)	(245.0)	(113.4)	(14.5)
Gross (loss) profit	(72.6)	57.4	448.1	618.7	679.7	87.2
Other revenues	—	—	8.7	2.6	1.9	0.2
Operating expenses	(644.3)	(805.3)	(841.3)	(798.7)	(725.7)	(93.1)
Loss from operations	(716.9)	(747.9)	(384.5)	(177.4)	(44.1)	(5.7)
Interest income	1.8	2.2	51.1	21.6	3.5	0.4
Finance costs	(87.8)	(178.2)	(136.9)	(70.1)	(59.8)	(7.6)
Share of losses of joint ventures	—	—	—	—	(18.6)	(2.3)
Deferred tax credit	1.8	—	—	—	—	—
Net loss	(801.1)	(923.9)	(470.3)	(225.9)	(119.0)	(15.2)
Number of shares used to calculate loss per share (in thousands)	2,300,000	2,300,000	2,850,492	2,990,000	2,990,000	2,990,000
Number of ADSs used to calculate loss per ADS (in thousands)(5)	23,000	23,000	28,505	29,900	29,900	29,900
Basic loss per share (in cents)(5)	(34.8)	(40.2)	(16.5)	(7.6)	(4.0)	(0.5)
Basic loss per ADS (in dollars)(5)	(34.8)	(40.2)	(16.5)	(7.6)	(4.0)	(0.5)
Cash dividends declared per ordinary share	—	—	—	—	—	—

	As of December 31,

	1998	1999	2000	2001(6)	2002	2002(1)

	HK$	HK$	HK$	HK$	HK$	US$

	(in millions, except for per share and per ADS data)
Consolidated balance sheet data:
HK GAAP:
Total assets	1,481.7	1,704.2	2,375.2	1,936.2	1,810.9	232.2
Long-term debt	1,079.6	1,224.7	753.7	556.7	546.9	70.1
Total liabilities	1,514.9	2,661.3	1,375.5	1,148.2	1,140.2	146.2
Shareholders’ (deficit)/equity	(33.2)	(957.1)	999.7	788.0	670.7	86.0
US GAAP:
Total assets	1,600.4	1,841.0	2,512.8	2,049.4	1,913.9	245.4
Long-term debt	1,079.6	1,224.7	753.7	556.7	546.9	70.1
Total liabilities	1,633.6	2,798.1	1,513.1	1,271.8	1,245.1	159.7
Shareholders’ (deficit)/equity	(33.2)	(957.1)	999.7	777.6	668.8	85.7

	Year Ended December 31,

	1998	1999	2000	2001	2002	2002(1)

	HK$	HK$	HK$	HK$	HK$	US$

	(in millions, except for per share and per ADS data)
Cash flows data:
HK GAAP:
Net cash inflow (outflow) from:
Operating activities	(552.4)	(417.1)	(324.4)	(88.3)	129.3	16.6
Investing activities	(207.0)	(99.5)	(203.4)	(441.0)	(109.5)	(14.0)
Financing activities	801.6	526.5	1,065.0	(49.5)	(17.6)	(2.3)
US GAAP:
Net cash inflow (outflow) from:
Operating activities	(552.4)	(417.1)	(324.4)	(88.3)	129.3	16.6
Investing activities	(207.0)	(99.5)	(203.4)	(441.0)	(109.5)	(14.0)
Financing activities	801.6	526.5	1,065.0	(49.5)	(17.6)	(2.3)
Other financial data:
EBITDA (HK GAAP)(7)	(529.5)	(520.6)	(119.4)	101.9	214.0	27.4
EBITDA (US GAAP)(7)	(529.5)	(520.6)	(123.2)	87.7	212.3	27.2
Operating data for mobile communications business:
Number of subscribers	195,000	287,000	410,000	551,000	603,000
Average monthly ARPU(HK$)(8)	249	292	272	219	209
Average monthly minutes of usage per subscriber	404	329	353	415	476
Average monthly churn rate(9)	4.8%	5.8%	6.1%	8.3%	5.4%

(1)	Our financial statements are maintained in Hong Kong dollars. For convenience, the U.S. dollar information as of and for the year ended December 31, 2002 has been translated into U.S. dollars at the exchange rate of HK$7.7988 = US$1.00, the noon buying rate on December 31, 2002. You should not construe these translations as representations that the Hong Kong dollars actually represent such U.S. dollar amounts or could have been converted into U.S. dollars at the rate indicated or at any other rates.

(2)	We launched our “SUNDAY 1622” retail international long distance calling service business in September 1999 and outsourced the sales, service and billing functions in August 2000. The outsourcing arrangement was then terminated in September 2001.

(3)	Cost of services consists of cost of mobile services and cost of other services.

(4)	Operating expenses consist of network costs, depreciation, rent and related costs, salaries and related costs, advertising, promotion and other selling costs, and other operating expenses.

(5)	Basic loss per share amounts for each of the two years ended December 31, 1998 and 1999 have been calculated as if there were 2,300,000,000 ordinary shares in issue (comprising (a) 8,000 ordinary shares which were issued and outstanding following our reorganization in February 2000 and (b) 2,299,992,000 ordinary shares issued to our five shareholders in the bonus issue made as part of the restructuring of our capital upon the completion of our global offering). Basic loss per share amounts for the year ended December 31, 2000 have been calculated as if the 2,300,000,000 ordinary shares were in issue on January 1, 2000 and on the basis that the 690,000,000 ordinary shares were issued on March 15, 2000 pursuant to the global offering. See note 1(a) to our audited consolidated financial statements. Basic loss per share amounts for each of each of the two years ended December 31, 2001 and 2002 have been calculated based on the weighted average number of 2,990,000,000 ordinary shares in issue during the year. The ADS to share ratio was changed from 1:30 to 1:100 in July 2002. The comparative basic loss per ADS amounts for each of the four years ended December 31, 1998, 1999, 2000 and 2001 had been restated based on the new ADS to share ratio to conform with the 2002 presentation.

(6)	We changed the method of accounting on the 3G license acquired in October 2001 and the consolidated balance sheet as of December 31, 2001 had been restated to reflect the adjustments. Note 3 to our audited consolidated financial statements provides a description of the change in accounting policy and the restatements made.

(7)	EBITDA represents earnings (loss) before interest income and finance costs, income tax expense (benefit), depreciation, amortization and share of losses from joint ventures. EBITDA is presented because we believe it is an accepted financial indicator of a company’s ability to meet its future debt service, capital expenditure and working capital requirements. Since the telecommunications business is capital intensive, capital expenditure and level of debt and interest expenses may have a significant impact on net income for companies with similar operating results. Therefore, for a telecommunications company such as ourselves, we believe that EBITDA provides a useful reflection of our operating results. However, EBITDA should not be considered in isolation or as an alternative to net income (loss) as determined under HK GAAP or US GAAP as an indicator of operating performance or as an alternative to cash flow as determined under HK GAAP or US GAAP as a measure of liquidity. In addition, our EBITDA, which is not a measure under HK GAAP or US GAAP, is not comparable to that of other companies, which may determine EBITDA differently.

As a measure of our operating performance, we believe that the most directly comparable HK GAAP and US GAAP measure to EBITDA is net income. The following table reconciles our net loss under HK GAAP to our definition of EBITDA on a consolidated basis for each of the five years ended December 31, 1998, 1999, 2000, 2001 and 2002.

	Year Ended December 31,

	1998	1999	2000	2001	2002	2002(1)

	HK$	HK$	HK$	HK$	HK$	US$

			(in millions)
EBITDA	(529.5)	(520.6)	(119.4)	101.9	214.0	27.4
Add (less):
Depreciation	(187.4)	(227.3)	(261.3)	(265.1)	(256.4)	(32.9)
Interest income	1.8		51.1	21.6	3.5	0.4
Finance costs	(87.8)	(178.2)	(136.9)	(70.1)	(59.8)	(7.6)
Share of losses from joint ventures	—	—	—	—	(18.6)	(2.3)
Net loss	(802.9)	(923.9)	(466.5)	(211.7)	(117.3)	(15.0)

The following table reconciles our net loss under US GAAP to our definition of EBITDA on a consolidated basis for each of the five years ended December 31, 1998, 1999, 2000, 2001 and 2002.

	Year Ended December 31,

	1998	1999	2000	2001	2002	2002(1)

	HK$	HK$	HK$	HK$	HK$	US$

			(in millions)
EBITDA	(529.5)	(520.6)	(123.2)	87.7	212.3	27.2
Add (less):
Depreciation	(187.4)	(227.3)	(261.3)	(265.1)	(256.4)	(32.9)
Interest income	1.8	2.2	51.1	21.6	3.5	0.4
Finance costs	(87.8)	(178.2)	(136.9)	(70.1)	(59.8)	(7.6)
Share of losses from joint ventures	—	—	—	—	(18.6)	(2.3)
Deferred tax credit	1.8	—	—	—	—	—
Net loss	(801.1)	(923.9)	(470.3)	(225.9)	(119.0)	(15.2)

(8)	Monthly average revenue per user (ARPU), or the monthly average revenue from mobile services per post-paid subscriber, is computed by dividing total revenue from mobile services for the month (including airtime revenue, value-added and enhanced services revenue, revenue from airtime for roaming and international long distance calls that terminate at our subscribers’ mobile phone numbers, as well as from airtime revenue arising from foreign subscribers roaming on our mobile network, but excluding subscription fees paid in advance, deposit payments and revenue from sales of mobile phones and accessories and prepaid SIM cards) by the daily weighted average number of mobile services subscribers for the month. Average monthly ARPU is the sum of ARPU for each month in the period divided by the number of months in the period.

(9)	The monthly churn rate is calculated by expressing the net number of post-paid subscriber deactivations or disconnections for the month as a percentage of the number of post-paid subscribers at the beginning of such month. The average monthly churn rate is the sum of the monthly churn rates in the period divided by the number of months in the period.

Exchange Rate Information

     The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since 1983, the Hong Kong dollar has effectively been officially linked to the U.S. dollar at the rate of approximately HK$7.80 = US$1.00. However, the market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. Exchange rates between the Hong Kong dollar and other currencies are influenced by the rate between the U.S. dollar and the Hong Kong dollar.

     The Basic Law of Hong Kong provides that the Hong Kong dollar is to remain the legal tender in Hong Kong after July 1, 1997 when Hong Kong became a Special Administrative Region of The People’s Republic of China, or the PRC. The Basic Law also provides that no foreign exchange control policies will be applied in Hong Kong and that the Hong Kong dollar is to be freely convertible. During the Asian regional economic crisis in 1998, however, the Hong Kong government intervened on several occasions in the foreign exchange market by purchasing the Hong Kong dollar and selling the U.S. dollar to support the value of the Hong Kong dollar.

     The following table sets forth the average, high, low and period-end noon buying rate between the Hong Kong dollar and the U.S. dollar (in Hong Kong dollars per U.S. dollar) for the periods indicated:

	Hong Kong dollar/U.S. dollar
	Noon Buying Rate

	Average		High	Low	Period-End

	HK$		HK$	HK$	HK$
1998	7.7465	(1)	7.7595	7.7355	7.7476
1999	7.7599	(1)	7.7814	7.7210	7.7740
2000	7.7936	(1)	7.8008	7.7765	7.7999
2001	7.7996	(1)	7.8004	7.7970	7.7980
2002	7.7996	(1)	7.8095	7.7970	7.7988
December	7.7988		7.7992	7.7980	7.7988
2003
January	7.7994		7.8001	7.7988	7.8001
February	7.7995		7.8000	7.7989	7.7991
March	7.7991		7.7995	7.7987	7.7995
April	7.7996		7.7998	7.7991	7.7991
May	7.7991		7.7995	7.7985	7.7987

Source: Bloomberg

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

RISK FACTORS

Risks Relating to Our Businesses and Operations

Current profitability is a recent development.

     SUNDAY has generated positive cash flow from operating activities since 2002 and in January 2003 started earning net income on a month-to-month basis. This is the first period since we commenced commercial operations in September 1997 that we have been profitable and had positive operating cash flow and as of December 31, 2002, we had accumulated losses of approximately HK$3,006.7 million.

     We cannot be certain as to whether our profitability is sustainable. We may incur net losses and negative operating cash flows again as we expand our business, including enhancing our wireless network to accommodate increased usage and new technologies, developing our wireless data services, and incurring increased sales and marketing costs associated with our new businesses and services. To achieve sustained profitability, we will need in particular to continue to expand our mobile subscriber base, attract users and subscribers to our new services and increase the average revenue per user of our services. Whether we will continue to be profitable will also depend on our ability to develop new services successfully. We also expect our operating expenses to increase significantly as our business grows. The level of these expenses is based largely on anticipated organizational growth and revenue trends and a high percentage of these operational expenses are, and will continue to be, fixed. As a result, any delays in generating revenue could result in substantial operating losses. If we do not stay profitable and cash flow positive, our business and financial condition would be materially adversely affected. Our ability to service our debt could be also materially adversely affected.

We cannot assure you that when we introduce the third generation, or 3G, wireless services, we will be successful in developing the 3G services as currently required by our 3G license or the quality and levels of 3G services currently planned.

     We were awarded one of Hong Kong’s four 3G licenses in October 2001. We expect that we would not begin to invest significantly in the construction and implementation of 3G services until 2004. Our 3G license currently requires that our 3G network and services will cover at least 50% of the population of Hong Kong by the end of 2006.

     Critical issues in 3G, such as the availability of mobile phones and international roaming capabilities, are still being resolved by wireless operators worldwide. As is common with undertakings of this scale and complexity, we may experience various difficulties, including software, network, mobile phones and other technical problems and we cannot be certain that we will be able to fully resolve the problems currently experienced by other wireless operators or that we will not encounter new problems. For example, we cannot be certain that:

•	when completed, our 3G network and services will deliver the quality and levels of services as currently planned;

•	we will be able to provide all planned 3G services, or that we will be able to provide such services on schedule, and that developing and providing such services will not be more costly than expected;

•	manufacturers and content providers will create and offer products, including mobile phones for our 3G system and contents for our 3G services, on a timely basis;

•	there will be sufficient demand for 3G services to offer these services profitably; or

•	our competitors will not be able to offer similar services at lower prices.

     If we experience substantial problems with the rollout of our 3G network or our 3G services in the future, it may adversely affect the range of our wireless voice and data services offered to our subscribers and may hinder our business growth.

Our wireless data services present us with unique risks and challenges and we can give no assurance that we will succeed.

     The use of wireless devices for accessing the internet is still in an early stage of development. There is no current proven business model for the provision of wireless data services in Hong Kong. The success of our data services will depend on the application of new technologies, the development of new and innovative service plans and products as well as the successful introduction of mobile devices which can provide fast and easy access to the internet. We cannot be certain that our strategy in this area will succeed or that we will be able to compete and achieve market acceptance for our products and services.

We may require additional funds.

     Our business requires significant capital expenditures, as well as marketing, development and other operating expenditures. We will need to continually expend capital to maintain and upgrade our network, develop our new business lines, and market our existing and new services. On October 22, 2001, we were awarded a 3G license from the Hong Kong Telecommunications Authority, or the HKTA, of which the minimum annual fees aggregate to approximately HK$1,306.8 million, payable over its 15-year license period. We are also required to provide a rolling performance bond to the HKTA covering the next five years’ minimum annual fees. Details of such requirements are set out in Item 4 “Information on the Company — Business Overview — Regulation”. We expect that the impact of capital expenditure and other expenses relating the rollout of the 3G network would not be significant until 2004.

     In addition, as of December 31, 2002, we had debt service requirements (excluding interest and obligations under our finance leases) of HK$785.3 million which is repayable in quarterly payments through September 11, 2004.

     Our expenditure plans and financing needs may grow faster than expected. If we are unable to maintain adequate financing, we will be unable to fund our capital expenditures, expand our business lines or meet our debt service obligations.

We have pledged substantially all of our assets to secure vendor and bank financing.

     Substantially all our assets, including the 3G license, are pledged to secure debt arising from a vendor loan received from Nortel Networks (Asia) Limited, or Nortel, and a bank loan received from Union Overseas Bank Limited, or UOB (formerly Overseas Union Bank Limited or OUB). As of December 31, 2002, the outstanding debt under these facilities totalled approximately HK$785.3 million. These security arrangements, together with restrictive covenants in the Nortel and UOB financing agreements, will limit our ability to obtain new financing. If we default on the repayment of the underlying debt, Nortel and UOB could enforce their security interests by seizing our assets or forcing us to sell our assets to repay the debt. In the event of a liquidation of our company, Nortel and UOB will have priority over our unsecured creditors and our ordinary share and ADS holders.

We have and expect to continue to have substantial debt, which will require us to improve our cash flow to satisfy the related debt service obligations, increases our vulnerability to adverse developments and creates other risks.

     We have fully utilized the Nortel and UOB facilities of approximately HK$1.8 billion. We used US$130 million (HK$1,012.7 million) to temporarily repay part of our debt to Nortel in 2000, and at the same time Nortel provided us with a revolving loan facility of the same amount. The outstanding debt amounted to HK$785.3 million as of December 31, 2002, which is repayable in quarterly payments through September 11, 2004. The available amount of Nortel’s revolving loan facility as of December 31, 2002 was US$61.7 million. Therefore, our debt repayment obligations are substantial and will require us to dedicate a substantial portion of our cash flow to pay interest and principal. Our cash flow is, in large part, generated from operations and utilizing existing financing facilities. We cannot give you any assurance that our operating cash flow will improve sufficiently or that we will be able to satisfy the required conditions to enable us to obtain funds under our existing facilities. Furthermore, if our operating cash flow does not grow as expected, we will need to raise additional financing, which may not be available on attractive terms or at all.

     Our debt service requirements will consume cash that might otherwise be available to maintain and expand our business. Furthermore, our leverage and the covenants imposed under certain financing agreements increase our vulnerability to adverse developments in our company, the industry, market interest rates and the general economy, limit our ability to take advantage of or react to new trends and challenges in our business, and place us at a competitive disadvantage relative to competitors with less debt.

We are subject to covenants in our financing agreements that restrict our financial and operating flexibility.

     Our financing arrangements with our principal lenders, Nortel and UOB, subject us to a number of covenants that restrict our financial and operating flexibility and include financial and operating targets that Mandarin Communications Limited, or Mandarin, our principal operating subsidiary, must satisfy to avoid default. In particular:

•	Mandarin must operate its business in accordance with business plans approved by Nortel and UOB except for variations that would not have a material adverse effect on Mandarin’s financial condition, its operations or its ability to repay the debt;

•	Mandarin cannot incur capital expenditures in any budgeted period greater than 15% above the levels specified in its business plan then in effect;

•	Mandarin is required to continuously meet certain subscriber, EBITDA, tangible net worth and debt service ratio targets;

•	Mandarin is required to maintain a minimum of six-months’ debt service in a reserve account;

•	Mandarin is required to apply 50% of all its excess cash flow to the repayment of debt. “Excess cash flow” means gross revenues less the payment of agreed levels of operating expenses, working capital, capital expenditures, debt service reserve requirements and debt service payments; and

•	without the consent from Nortel and UOB, Mandarin generally cannot incur new debt except for certain permitted indebtedness incurred in the ordinary course of business.

     Failure to comply with these covenants would entitle the lenders to accelerate the maturity of Mandarin’s outstanding debt under the Nortel and UOB facilities and exercise their security rights over substantially all of our assets. See Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Certain Indebtedness” for a more complete summary of the terms of these facilities.

     In the past, our shareholders and their affiliates have provided us with significant financial assistance in the form of shareholder loans, guarantees and other support, including in connection with the Nortel and UOB facilities. Although we do not expect to need such shareholders’ support in the future, we can give no assurance that it will be available if needed.

Our limited resources may cause delays in implementing our plan of aggressive growth and expansion.

     The launch of our new products and services is critical to the success of our business plan. The implementation of this plan will impose a greater burden on our systems and may strain our administrative, operational and financial resources. We will have to cope with managing the simultaneous implementation of our infrastructure development and marketing plans, while expanding our internal management, technical, information and accounting systems. We face the risk of unforeseen complications in the deployment of new technologies, such as GPRS and 3G. Our failure to achieve these objectives in a timely manner and on a cost effective basis could delay the implementation of new services, reduce the quality and functionality of the services, increase our operational costs, reduce our actual and potential market share, hinder us from realizing our revenue streams and otherwise materially adversely affect our results of operations, prospects and financial condition.

We are dependent on key personnel and our business and growth will suffer if we were unable to hire or retain them.

     We depend upon the continued contributions of our directors, senior management and other key personnel, many of whom would be difficult to replace. We have entered into service contracts with all of our executive directors which are terminable within one year without payment of compensation, other than statutory compensation. We have also entered into employment contracts with other senior officers and key personnel, most of which are terminable on three months’ notice. In addition, competition for qualified personnel in the communications industry is intense. We may not be able to attract, retain or adequately motivate qualified technical and management executives and other key personnel. Our business development strategies, business and prospects would be adversely affected if we were not able to recruit and retain such personnel.

We are dependent on interconnection with our competitors’ networks and gateways.

     We are dependent on interconnection with our competitors’ mobile and fixed-line networks, gateways and private lease circuits for our businesses. For example, we rely on such interconnections or facilities when:

•	our mobile subscribers receive or send calls from or to subscribers of other Hong Kong mobile or fixed-line operators;

•	our mobile subscribers make or receive international long distance calls to and from destinations outside of Hong Kong;

•	non-SUNDAY mobile users access our “sunday.com” web site; and

•	fixed-line users access our “sunday.com” web site.

     PCCW Limited (formerly Pacific Century CyberWorks Limited) is the dominant fixed-line service provider in Hong Kong and until January 1, 1999 was the exclusive provider of basic international long distance calling services in Hong Kong. Although we have interconnection agreements with all of the fixed-line networks in Hong Kong, substantially almost all our mobile and internet traffic is connected through the networks, gateways and other facilities of PCCW. Regulations of the Office of Telecommunications Authority, or the OFTA, require that PCCW and other fixed line operators make interconnections in Hong Kong generally available to other communications companies. Until adequate alternative networks or substitute facilities are more fully developed, we will continue to be dependent on our competitors for interconnections. If for any reason such interconnection arrangements are terminated or not renewed, or any of the interconnections or facilities become unavailable to us or experience capacity problems, one or more of our services may be delayed, interrupted or stopped, the quality of our services may be lowered, or our subscriber churn rates may increase, any of which could adversely affect our results of operations, our business and our prospects.

We may not be able to deliver our services if we experience system failure or shutdown in communications networks.

     Our mobile communications, international long distance calling, and data and internet services are currently carried through our mobile network, the circuits of local fixed-line network operators, international private lease circuits, our own switching systems, other fixed international long distance operators and the switching systems of international long distance operators and other network-related infrastructure. The provision of our services and products depends on the stability of this integrated network. This network may be vulnerable to damage or interruptions in operation due to earthquake, fire, power loss, telecommunications failures, network software flaws, transmission cable cuts, or similar events. Any failure of this integrated network, our servers, or any link in the delivery chain that results in an interruption in our operations or our provision of any service, whether from operational disruption, natural disaster or otherwise, could lead to significant negative publicity, reduce our ability to attract and retain subscribers and adversely affect our results of operations and financial condition.

We rely on third-party vendors and delays in lead times or problems with supply may adversely affect our operations.

     We rely on third-party vendors with respect to many aspects of the development and operation of our mobile network. The principal supplier of our radio and switching infrastructure and equipment is Nortel. The principal suppliers of our mobile phones and accessories are Nokia, Sony Ericsson, Alcatel, Samsung, Siemens and Motorola, which collectively accounted for 99% of the mobile phones supplied to us in 2002. We expect that this trend will continue in 2003. Failure by any of these or other suppliers to provide equipment, software and services in accordance with specifications and in a timely manner could materially adversely affect our operations and business prospects and increase our costs.

We rely on sophisticated billing and credit control systems.

     Sophisticated billing and credit control systems are critical to our ability to increase revenue streams, avoid revenue loss, monitor costs and potential credit problems, and bill customers properly and in a timely manner. If adequate billing and credit control systems and software programs are unavailable or if upgrades are delayed or not introduced in a timely manner or if we are unable to integrate such systems and software programs into our billing and credit systems, we may be unable to offer services to certain customers. In addition, we may experience delayed billing which may negatively affect our cash flow and other aspects of our operations.

     We may need to expand and adapt our billing and credit control systems to capture revenue streams as our businesses continue to grow. Our failure to do so could adversely affect our business, prospects, financial condition and results of operations. We expect new technologies and applications arising in particular from the convergence of our communications and data businesses to create increasing demands on our billing and credit control systems. We may decide to launch certain services and products even though we do not have the ability to capture revenue in full at the time of launch.

We may have conflicts of interest with Distacom, our controlling shareholder.

     As the controlling shareholder, the Distacom group of companies is likely to be able to elect a majority of its representatives to our board of directors and to control the outcome of any action requiring shareholders’ approval.

     Because the Distacom group of companies has interests in other communications service and internet related service providers, it is possible that it may direct suitable business opportunities to other companies under its control. We have entered into a non-competition agreement with Distacom Communications Limited in which Distacom has agreed that, subject to certain conditions, neither Distacom nor any of its subsidiaries will be interested or engaged in any Hong Kong mobile or fixed line telecommunications business or in any Hong Kong-focused internet-related business. No assurance can be given that such agreement will be adequate to protect our interests. If members of the Distacom group enter into any of the businesses in which we are currently involved or enter into any future businesses into which we may wish to enter, our revenue, financial condition and results of operations may be adversely affected. See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with Principal Shareholders and Their Affiliates — Shareholder Non-competition Agreement”.

Our shareholders may face difficulties in protecting their interests under the laws of the Cayman Islands or Hong Kong.

     Our corporate affairs are governed by our Memorandum and Articles of Association and by the Companies Law (Revised) of the Cayman Islands. The laws of the Cayman Islands relating to the protection of the interests of minority shareholders and to the fiduciary responsibilities of directors may differ from the laws in certain jurisdictions in the United States and the corresponding remedies available to such shareholders may differ accordingly. A summary of the laws of the Cayman Islands relating to protection of minority shareholders is set out in Item 10 “Additional Information — Memorandum and Articles of Association”. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands and Hong Kong law may not be as clearly established as under statutes or judicial precedent in existence in certain jurisdictions in the United States. Therefore, our public shareholders may have more difficulty in protecting their interests in the face of actions by our directors, management or controlling shareholders than would shareholders of a corporation incorporated in certain jurisdictions in the United States.

     All of our directors and senior officers and our large shareholders live outside the United States. Also, all or most of our assets are located outside the United States. As a result, you may not be able to:

•	effect service of process upon us or these persons within the United States; or

•	enforce against us or these persons in the United States courts, judgments obtained in the United States courts. These judgments include judgments relating to the federal securities laws of the United States.

     There is doubt as to whether Hong Kong courts or Cayman Islands courts will enforce judgments of United States courts, based only upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state of the United States.

Industry Risks

If we are unable to stay ahead of technology trends and evolving industry standards, our services and products may become obsolete.

     Our mobile communications and wireless data businesses are characterized by rapidly changing technology and industry standards, subscriber needs and new products and services. The emerging nature of these products and services, their rapid evolution and increasingly shorter life cycles require us to continually improve our performance, products, services, network and our ability to respond to offerings by competitors.

     We cannot be certain that we can continue to be successful in responding in a timely and cost-effective way to keep up with these developments. Furthermore, changing our services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditure and access to related or enabling technologies in order to integrate the new technology with our existing technology. We may not be successful in modifying our network infrastructure in a timely and cost-effective manner to facilitate such integration, which could adversely affect our quality of services, our results of operations and our business and prospects.

Our success depends on increased wireless data usage.

     Our future success depends on more people and businesses in Hong Kong using wireless data services. Commercial use of wireless data services is still developing and subject to many uncertainties. The data transmission speed for accessing to the internet through mobile telephones or other wireless devices is still low. Critical issues such as cost, security, reliability, ease of deployment, administration, availability of access devices, data transmission speed and quality of service may affect the adoption of wireless data applications and the internet to solve business needs in such markets. Our profitability could depend greatly on a sustained growth of wireless data applications in such markets.

We operate in an increasingly competitive environment in Hong Kong in the mobile communications industry.

     The Hong Kong mobile communications industry is highly competitive, particularly since the March 1, 1999 introduction of mobile number portability, or MNP, which enables mobile subscribers in Hong Kong to retain their telephone numbers when they switch to different service providers. We believe that currently the three largest operators collectively have a market share of approximately 60%. Their pricing policies have affected and could significantly affect our tariff pricing and our ability to generate sufficient revenue. There have been periods of extreme price competition or “price wars” among Hong Kong wireless communications providers, which have generally been initiated by our competitors. If our competitors adopt further tariff lowering strategies, such as providing substantial handset subsidies and free airtime, our subscriber churn rates may increase and our tariff revenue will be adversely affected.

     Many of our competitors have longer operating histories, larger customer bases and databases and significantly greater financial, technical, marketing, human and other resources than us. These competitors may also provide products and services that provide significant performance, price, creative, integrated or other advantages over those that we offer or plan to offer. Accordingly, our competitors may be better positioned than us to absorb operating losses and launch competitive products and services.

     We expect competition to intensify as a results of possible entry of new competitors, consolidation of market leaders and the rapid development of new technologies, products and services. Our ability to compete successfully will depend on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors. Future business combinations and alliances in the telecommunications industry may create significant new competitors and could harm our business and results of operations.

Health risk concerns about mobile phones could adversely affect our business.

     Allegations that serious health risks have resulted from the use of mobile phones have adversely affected share prices of certain mobile communications companies in the United States in the past. The actual or perceived risk of using mobile phones or any related litigation could adversely affect us through reduced subscriber growth or a reduction in the number of subscribers or usage per subscriber. In addition, we could be subject to liability or incur significant costs defending lawsuits brought by our subscribers or other parties who claim to have been harmed by or as a result of our services.

Security concerns could limit our ability to generate revenues from our wireless data businesses and subject us to legal liability.

     Our infrastructure is potentially vulnerable to computer viruses, break-ins and similar disruptive problems caused by our subscribers. Computer viruses, break-ins or other problems could lead to the following problems:

•	interruption, delay or cessation in service to our customers;

•	compromised security of confidential information stored in our customers’ computer system; and

•	costly litigation.

     It is critical that our wireless data services maintain secure, high quality data transmission with minimal service disruptions or interference. Our failure to maintain a consistent level of secure, high quality service could harm our reputation and have a material adverse effect on our ability to realize revenue from our wireless data businesses and in turn adversely affect our operating results, financial condition, business and prospects.

     Until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of such businesses in general and our subscriber base and revenues from wireless data services in particular. We also may be required to spend substantial resources or discontinue certain services or content offerings, which could adversely affect our operating results, financial condition, business or prospects.

     Our exposure to such security concerns is heightened as Hong Kong and PRC law relating to liability under such circumstances is relatively new and untested. In addition, we do not carry “errors and omissions” or other insurance covering losses or liability caused by computer viruses or security breaches, which under certain circumstances could mitigate damages that we may suffer. If we incur any such losses or liability, our operating results, financial condition, business and prospects also may be adversely affected.

We may be held liable for information retrieved from or sent through our internet web site.

     Because our mobile communications and data services can be used to download and distribute information to others, there is a risk that we may face claims for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of such material. Our insurance may not cover potential claims of this type, or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by our insurance or is in excess of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition.

Regulatory, Economic and Political Risks

We are in a highly regulated business and we require licenses from the Hong Kong Telecommunications Authority, or HKTA, without which we would be unable to operate.

     We are subject to the rules and regulations of the HKTA which regulates the telecommunications industry in Hong Kong and OFTA which assists the HKTA in enforcing and administering the Telecommunications Ordinance. The HKTA’s authority includes regulating and licensing telecommunications facilities and managing the radio frequency spectrum. If the HKTA determines that we have violated Hong Kong’s telecommunications laws or regulations or the conditions of our licenses, the HKTA may suspend or cancel our licenses or take other action detrimental to us. We are also subject to various other rules, laws and ordinances applicable to companies operating in Hong Kong, including, for example, laws relating to obscenity and privacy. If we are found to be in violation of these laws, we may face judgments or consequences detrimental to our business. In addition, our licenses have fixed duration, and we may not be granted renewals. The Chief Executive in Council may also cancel or suspend licenses if he considers it in the public interest to do so. Furthermore, if the HKTA changes its existing telecommunications regulations or policies such as those governing interconnection or competition, our results of operations, our financial condition, business and prospects could be adversely affected.

     If we are found to be in violation of our license conditions or any applicable laws or regulations enacted in the future, our business may be severely affected. See Item 4 “Information on the Company — Business Overview — Regulation”.

There may be political risks associated with doing business in Hong Kong.

     Our primary facilities and operations are located in Hong Kong. Hong Kong is a Special Administrative Region of the PRC with independent executive, judicial and legislative branches of government. While Hong Kong presently enjoys a high degree of autonomy from the PRC under the principle of “one country, two systems”, developments in the PRC have in the past adversely affected and may in the future adversely affect the political and economic environment in Hong Kong.

The state of Hong Kong’s economy may affect our performance and financial condition.

     The Hong Kong economy has experienced considerable volatility since the second half of 1997. Hong Kong’s primary economic sectors, such as real estate, retail and finance, have generally declined and recovery is slow.

     We generate substantially all of our revenue from operations in Hong Kong. Our future performance will depend in large part on Hong Kong’s future economic growth. Adverse developments in Hong Kong’s economy or in political or social conditions in Hong Kong may have an adverse effect on our number of subscribers, usage per subscriber and results of operations. In addition, a deterioration of economic, political or social conditions in Hong Kong could have an adverse effect on the prices of our ordinary shares and the ADSs.

     The economy of Hong Kong is significantly affected by developments in the PRC and elsewhere in the Asia-Pacific region and the United States. The PRC economy may experience adverse economic developments and other regional or local economies may deteriorate further and this would have an adverse impact on Hong Kong’s economy.

     In addition, as the economy in Hong Kong continues to evolve, the Hong Kong government may increase the currently prevailing tax rates or the types of taxes imposed or change the tax structure. If any of these occur, they may adversely affect our sales and revenue, as well as our results of operations, business and prospects, including our ability to operate profitably.

Effect of Severe Acute Respiratory Syndrome on the Hong Kong Economy

     In March 2003, several countries, including Hong Kong, experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as “severe acute respiratory syndrome” or “SARS”. While the long-term impact of the SARS outbreak is unclear at this time, the prolonged existence of SARS could have a negative impact on the Hong Kong economy and, in turn, have a material adverse effect on our operating results, financial condition, business and prospect. These adverse effects may result from several factors, including travel restrictions, reduction in economic activity and confidence in the affected regions. Although the number of new cases in Hong Kong has recently abated, we are unable to predict the long-term effects that these factors may have on our business.

Fluctuations in currency exchange rates could increase our costs relative to revenues.

     Substantially all of our operating revenues, expenses and liabilities are denominated in Hong Kong dollars. However, we also incur significant expenses and liabilities in U.S. dollars, mainly in connection with financing our capital expenditure. Also, the Nortel loan facility is denominated in U.S. dollar. As a result, we could be exposed to adverse effects of exchange rate fluctuations, particularly against the U.S. dollar. Significant fluctuations in the U.S. dollar to Hong Kong dollar exchange rate would be likely to have an adverse effect on our operating results and financial condition.

     The Basic Law of Hong Kong provides that the Hong Kong dollar is to remain the legal tender in Hong Kong after July 1, 1997. The Basic Law also provides that no foreign exchange control policies will be applied in Hong Kong and that the Hong Kong dollar is to be freely convertible. During the Asian regional economic crisis in 1998, however, the Hong Kong government intervened on several occasions in the foreign exchange market by purchasing the Hong Kong dollar and selling the U.S. dollar to support the value of the Hong Kong dollar.

     While the Hong Kong government has continued to support a pegged value at approximately HK$7.80 = US$1.00 and the PRC government has not devalued the Renminbi, or RMB, since January 1, 1994, we cannot assure you that these policies will not change. As of December 31, 2002, the exchange rate between Hong Kong dollars and Reminbi was approximately HK$1 = RMB1.06.

The unpredictability of our periodic results may adversely affect the trading price of our securities.

     Our revenues and operating results may vary significantly from period to period due to a number of factors, some of which are outside of our control. Some of these factors include:

•	fluctuation in demand for our services;

•	introduction of new technologies and services by our competitors;

•	changes in our pricing policies, particularly in response to aggressive pricing by our competitors;

•	our ability to introduce, develop and deliver our products and services that meet customer requirements in a timely manner;

•	abnormally high marketing expenses associated with new services; and

•	general economic conditions in Hong Kong and elsewhere in Asia.

     Due to the foregoing factors, we believe that period-to-period comparisons of our operating results are not a good indication of our future performance and should not be relied upon. It is possible that our operating results in some periods will be below the expectations of public market analysts and investors. In this event, the prices of our ordinary shares and ADSs may decline, perhaps significantly more in percentage terms than the decline in operating results.

Risks Relating to the Ordinary Shares and the ADSs

Like other companies in the telecommunications industries, our stock price may be volatile.

     The price of our ordinary shares or ADSs may fluctuate as a result of variations in our operating results. If the trading volume of our ordinary shares or the ADSs is low, the price fluctuations may be exacerbated. Since our viability is intricately linked with technology and our businesses are to a great extent driven by technology, the price of our ordinary shares or ADSs may rise and fall in tandem with announcements of technological or competitive developments, acquisitions or strategic alliances by us or our competitors. The prices of our ordinary shares or ADSs, as are typical of those of companies in the high technology and telecommunications sectors, are also prone to news regarding the gain or loss of a significant customer, key personnel or sales orders as well as changes in securities analysts’ estimates of our financial results or recommendations.

The sale or the possible sale of a substantial number of our ordinary shares or ADSs in the public market could adversely affect the prices of our ordinary shares and ADSs.

     Currently, we have 2,990 million ordinary shares outstanding (including those represented by ADSs). A substantial amount of our ordinary shares are held by shareholders who may be considered to be our affiliates pursuant to Rule 144 of the U.S. Securities Act of 1933, as amended, or the Securities Act. The ordinary shares held by the shareholders other than by the affiliates are freely tradeable. The ordinary shares held by our controlling shareholders may also be sold in the United States subject to the restrictions of Rule 144 under the Securities Act or outside the United States. If any shareholder sells or is perceived as intending to sell a substantial amount of their ordinary shares, the market prices for our ordinary shares and ADSs could be adversely affected.

     All of our shareholders may sell their ordinary shares on The Stock Exchange of Hong Kong Limited without restriction.

We do not have any intention of paying dividends on the ordinary shares for the foreseeable future.

     Our loan agreements have covenants that restrict the ability of Mandarin to pay dividends or make other distributions, which may in turn restrict our ability to pay dividends or make other distributions. In any event, we do not anticipate paying any cash dividends in the near future.

Item 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

     SUNDAY Communications Limited was incorporated in the Cayman Islands on November 24, 1999 as a company with limited liability under the Companies Laws (Revised) of the Cayman Islands. Our principal executive office is located at 13/F Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Special Administrative Region of Hong Kong, the PRC.

     Pursuant to a group reorganization, or the Reorganization, completed on February 24, 2000 to rationalize the group structure in preparation for the dual listing of SUNDAY’s ordinary shares on The Stock Exchange of Hong Kong Limited and The Nasdaq National Market, SUNDAY became the holding company of the SUNDAY group. Details of the Reorganization are set out in note 1(a) of the notes to our audited consolidated financial statements.

     Mandarin Communications Limited was incorporated in Hong Kong as a company with limited liability in November 1994. Mandarin holds a public radiocommunication service license for personal communications service, or PCS, and is engaged in the provision of wireless communications, data services and the sales of mobile phones and accessories in Hong Kong. Mandarin is the main operating entity in the group.

     Mandarin is wholly owned by SUNDAY Holdings (Hong Kong) Corporation which itself is a wholly-owned subsidiary of SUNDAY. SUNDAY Holdings (Hong Kong) was incorporated in the British Virgin Islands in August 1997 and was formerly known as SUNDAY Holdings Corporation.

     SUNDAY 3G (Hong Kong) Limited, or SUNDAY 3G, is wholly owned by Mandarin and was incorporated in Hong Kong on July 16, 1997. SUNDAY 3G holds a 3G license in Hong Kong, which was issued by the HKTA on October 22, 2001. SUNDAY 3G was formerly known as SUNDAY Telecommunications (Hong Kong) Limited.

     SUNDAY Investment Limited is a wholly-owned subsidiary of Mandarin, which was incorporated as a limited liability company in the Cayman Islands in November 1999 for the sole purpose of the issuance of convertible notes of HK$700 million in December 1999. It became a dormant company after all convertible notes had been either converted into our ordinary shares upon the completion of the global offering or repaid in cash in March 2000.

     SUNDAY Communications Services (Shenzhen) Limited, or SUNDAY Shenzhen, is wholly-owned by SUNDAY Holdings (China) Corporation which itself is a wholly-owned subsidiary of SUNDAY. SUNDAY Shenzhen was established in Shenzhen, the PRC in December 2001 for providing various support services to SUNDAY group companies.

     We are an innovative developer and provider of wireless communications and data services in Hong Kong. We were granted a license in July 1996 to construct and operate a digital PCS network, and began commercial operations in September 1997 when we introduced our GSM 1800 mobile telephone services. We offer our services under the brand name “SUNDAY”, a highly recognized brand name in Hong Kong. Since early 2000, we have started launching various wireless data services through which our subscribers could enjoy ringtone or logo downloads, quiz games, message dedication or participate in mobile community chat by the use of short messaging services or media messaging services. We were also granted a mobile carrier license in Hong Kong in October 2001 to construct and operate a 3G network.

     On March 15, 2000, we successfully completed a global offering of our shares, raising net proceeds of approximately HK$2.1 billion, which were net of related expenses and the conversion of the convertible notes. Our ADSs and ordinary shares were listed on The Nasdaq National Market in the U.S. on March 15, 2000, and The Stock Exchange of Hong Kong Limited on March 16, 2000, respectively.

Business Development

     We expect that the mobile service market in Hong Kong will offer less opportunity for expansion by subscriber numbers; future revenue growth will increasingly depend on developing and delivering tailor-made services that more directly meet customer needs and desires. We are committed to a strategy of differentiating our products and services through market segmentation. We believe that the new technologies being introduced would unleash expanded possibilities to develop and direct personalized and targeted services to specific market segments.

     We introduced a broad range of new wireless data applications and services based on the GPRS technology in the fourth quarter of 2002 targeting a wide variety of customer segments. Such services include “SUNDAY Games” for a collection of interactive games, “My Album” for personalized MMS (or multi-media messaging) photographs, “SUNDAY Look!Hear!” for downloads of popular MMS contents, “Location Based Services” for corporate customers to monitor effectively their fleets of vehicles, field staff or valuable parcels on a real time basis, and “Handy Workstation” for mobile users to access corporate e-mail accounts.

     More mobile phones supporting MMS or other data services based on GPRS technology were introduced to the market in 2002, and we expect that this trend will continue in 2003. Combined with the launch of inter-operator MMS services among the six wireless operators in Hong Kong in December 2002, we believe that both the usage and revenue of wireless data services would grow at faster rates in 2003.

     We believe that introducing a broad range of wireless data services is an important development in providing specialized products to individual customer segments, and is a vital step to ensure a successful future with 3G.

     We have followed the developments in 3G around the world with close attention and are convinced that 3G would not become a significant market reality before 2004 and that the key to success in 3G services would be a cost-effective platform that delivers creative and tailored services. We have performed comprehensive planning of all network, IT and service delivery systems required for the launch of 3G services and are in active discussion with a number of vendors and financial institutions to ensure we can roll out our 3G services on schedule and on a sound commercial basis, when the time is right.

     We also pay close attention to the possibilities for investment, expansion and efficiency gains offered by our proximity to mainland China. China is now the largest mobile phone market in the world, with a continuing high rate of growth. In addition, it offers the opportunity to source certain support aspects of our operations in Hong Kong at lower cost than in Hong Kong itself. In 2002, we therefore set up an operations centre in Shenzhen, a city adjoining Hong Kong in mainland China, to provide various support services to SUNDAY and to better position SUNDAY for future opportunities to provide services in China. We have relocated a number of functions to this centre and expect to realize significant cost savings in 2003, as outlined in Item 5 “Operating and Financial Review and Prospects — Operating Environment and Overview — Results of Operations”.

     As a group operating in Hong Kong, we believe SUNDAY will be in an advantageous position to exploit opportunities in the China market, which is steadily liberalizing following the country’s accession to the World Trade Organization. We may also benefit from the increasingly close economic links between Hong Kong and mainland China. For example, the PRC government and the Hong Kong SAR government are negotiating a Closer Economic Partnership Arrangement (CEPA) with the aim of fostering increased economic links between the two regions.

Capital Expenditure

     Our PCS digital mobile network is substantially complete, which is also GPRS ready. While we will continue to allocate capital expenditures to further develop and maintain our existing mobile network, we expect total capital expenditure for such traditional mobile network purposes to decline relative to the total amounts spent since our inception. From 2000 to 2002, we incurred capital expenditure of approximately HK$1 billion, consisting of approximately HK$339 million in 2000, HK$119 million in 2001 and HK$168 million in 2002. Following the investment already made to expand coverage and provide capacity for GPRS services, we expect that capital expenditure in 2003 will further decline. No substantial capital spending or business development in relation to the 3G infrastructure or services occurred up to May 31, 2003, and we expect that the expenditure for the 3G network rollout would not be significant until 2004.

     The capital expenditures are mainly funded by cash flows generated from operating activities and the revolving loan facility provided by Nortel.

BUSINESS OVERVIEW

     We operate mainly in the mobile communications business (including the sales of mobile phones and wireless data services) in Hong Kong.

Mobile Communications Business

     We are an innovative wireless service provider in Hong Kong, having commenced commercial operations in mobile communications in September 1997. We operate a GSM 1800 network which is also GPRS ready, and offer a broad range of wireless communications and data services targeted to specific market segments in Hong Kong. We have established a strong and unique identity for our “SUNDAY” brand and received numerous awards for our marketing and advertising efforts.

Subscribers

     For the years ended December 31, 2000, 2001 and 2002, our total subscribers grew at rates of 43%, 34% and 9%, respectively. Our subscriber growth has significantly slowed in 2002 because the mobile communications market in Hong Kong during the past two years has shifted from a high-growth mass market to one characterized by saturation of penetration.

     The following table sets out selected information regarding our mobile subscriber base for the years ended December 31, 2000, 2001 and 2002:

	Year Ended December 31,

	2000	2001	2002

Average monthly churn rate(%)(1)	6.1	8.3	5.4
Total number of prepaid and post-paid subscribers	410,000	551,000	603,000
Total number of mobile subscribers in Hong Kong(2)	5,234,000	5,702,000	6,219,000
Market share(%)(3)	7.8	9.7	9.7
Hong Kong market penetration(%)(4)	77.8	84.3	91.8
Average monthly ARPU (HK$)(5)	272	219	209

(1)	The monthly churn rate is calculated by expressing the net number of post-paid subscriber deactivations or disconnections for the month as a percentage of the number of post-paid subscribers at the beginning of such month. The average monthly churn rate is the sum of the monthly churn rates in the period divided by the number of months in the period.

(2)	Source: OFTA.

(3)	Total number of our mobile subscribers divided by the total number of mobile subscribers in Hong Kong.

(4)	Total number of mobile subscribers in Hong Kong divided by the estimated population of Hong Kong.

(5)	Monthly average revenue per user (ARPU), or the monthly average revenue from mobile services per post-paid subscriber, is computed by dividing total revenue from mobile services for the month (including airtime revenue, value-added and enhanced services revenue, revenue from airtime for roaming and international long distance calls that terminate at our subscribers’ mobile phone numbers, as well as from airtime revenue arising from foreign subscribers roaming on our mobile network, but excluding subscription fees paid in advance, deposit payments and revenue from sales of mobile phones and accessories and prepaid SIM cards) by the daily weighted average number of mobile services post-paid subscribers for the month. Average monthly ARPU is the sum of ARPU for each month in the period divided by the number of months in the period.

Services and Products

     We offer our mobile subscribers basic airtime services, value-added services, enhanced services, short messaging services, wireless data services, roaming services and international long distance calling services. We also sell mobile phones and accessories.

Basic Services

     Our basic services include connecting a subscriber’s mobile phone to our network and providing airtime for incoming and outgoing voice and data transmissions whenever the subscriber makes or receives a call on the mobile phone. We charge customers for these basic services and other services through our tariff plans and prepaid cards.

Tariff Plans

     We bill our subscribers on a monthly basis for the basic fee in advance and for any additional airtime used in arrears. Subscribers pay for both incoming and outgoing calls. From June 3, 1998 to January 2, 2000, we charged each of our subscribers a flat monthly fee of HK$88 per month for 100 minutes of airtime, and additional minutes would be charged at specific rates depending on the total minutes used during the month.

     In July 2000, we introduced a number of new tariff plans based on usage, which offered more choices to our subscribers to select a plan most suited to their needs. Starting February 2001, we charge each post-paid subscriber a monthly fee of HK$10 to cover part of the MTR/tunnels/mobile service license fees payable to the relevant third parties. We have also started charging new post-paid subscribers a one-off service registration fee of HK$100 since July 2001.

     We launch promotional plans to new subscribers by our retail shops and dealers from time to time to keep our rates competitive and attractive. We also offer promotional plans to some of our existing customers. Such promotional plans may offer additional airtime, free value-added services for a specified period and/or waiver of certain charges. We expect that we may adjust our tariffs more frequently and continue to launch promotional plans from time to time based on market conditions and other factors.

     As of December 31, 2002, the basic tariff plans offered to new subscribers (excluding the $10 monthly fee for MTR/tunnels/mobile service license fees) are set out below:

	Free Airtime

Plan	Normal Airtime	Intra-network Airtime

	(minutes)	(minutes)
HK$88	200	300
HK$128	600	600
HK$198	1,200	800
HK$258	1,800	1,200

     In early 2003, some of our competitors launched tariff plans which offered lower monthly fees and more airtime. To respond to competitors’ offers, our basic tariff plans have been re-packaged. As of May 31, 2003, our basic tariff plans offered to new subscribers (excluding the $10 monthly fee for MTR/tunnels/mobile service license fees) are set out below:

	Free Airtime

Plan	Normal Airtime	Intra-network Airtime

	(minutes)	(minutes)
HK$50	200	—
HK$88	500	—
HK$108	600	600
HK$138	800	800
HK$198	1,200	800
HK$258	1,800	1,200
HK$388	2,500	2,000

Prepaid Cards

     In April 2000, we launched rechargeable prepaid SUNDAY SIM cards so that users are able to access our wireless services, including international long distance calling services, through any mobile phone. A SIM card, or subscriber identity module card, is a smart card that carries subscriber identity and authentication information and is used by inserting it into a mobile phone. Users are able to purchase prepaid SUNDAY SIM cards and refill cards as and when they require them at our retail shops and participating supermarkets and convenience stores. As of December 31, 2002, 189,000 subscribers among our 603,000 subscribers used the rechargeable prepaid SIM cards.

Value-added Services

     In addition to the basic airtime tariff plans, subscribers may pay an additional monthly fee to subscribe to certain value-added services, including voicemail, call forwarding, call waiting, call holding, caller ID, call barring, conference calls, and secretarial services. Certain value-added services may be free to new subscribers during the first 12 months.

Roaming and International Long Distance Calling Services

     We were the first GSM 1800 operator in Hong Kong to provide roaming facilities in China. We offer roaming on over 140 networks in more than 110 countries and territories. Our roaming services are automatic in all these regions except for Japan and South Korea. We rent mobile phones to our subscribers for use in Japan and South Korea. We sell tri-band mobile phones that provide automatic GSM 1900 roaming in Canada and the United States in addition to GSM 900 and 1800 access. We may require a refundable HK$1,000 deposit for mobile international long distance calling services and an additional HK$1,500 refundable deposit from mobile subscribers requesting roaming capabilities for China.

Wireless Data Services

     With the advent of new technologies, we believe that demand for wireless data services will continue to grow as data transmission speed and ease of use improve. We have seen an increase in both the awareness and the usage of data services since of launch of the inter-operator short messaging services, or SMS, among the wireless operators in Hong Kong in December 2001. We believe that the next step forward would be the widespread application of the GPRS technology, which is also commonly known as 2.5G technology.

     We launched a series of new wireless data applications and services based on the GPRS technology in the fourth quarter of 2002:

•	My Album is a one-stop shop for personalized MMS photos, with music, voice and text to MMS-enabled mobile phones, as well as e-mail and with made-to-order printouts available at over 450 Hong Kong locations.

•	Location Based Services enable corporate customers to monitor effectively their fleets of vehicles, field staff or valuable parcels on a real time basis.

•	SUNDAY Look!Hear! features MMS entertainment through popular content downloads of celebrity photos, cartoon and comic characters and e-cards.

•	SUNDAY Games bring a real life “game store” experience to mobile phones through new collections of Java games.

•	Handy Workstation is a complete mobile e-mail and personal information management solution enabling mobile users to access corporate e-mail accounts and up to 10 POP3/IMAP4 internet e-mail accounts.

•	ICQ for SMS allows users to stay in touch with ICQ friends 24 hours a day through the mobile phone with a short messaging function.

•	MSN Mobile Messenger allows users to send, receive and reply to instant messages from their online contacts who are using MSN Messenger on a computer or a mobile phone.

     All of these services follow the principles laid down in our four core values of simplicity, transparency, quality and value-for-money. They should be readily usable and understandable by the customers, of high quality as regards to both the products or services as well as any support services, and offered at an attractive and reasonable price.

     We expect that more mobile phones supporting MMS or other data services based on the GPRS technology will be introduced to the market in 2003. Combined with the launch of inter-operator MMS services among the six wireless operators in Hong Kong in December 2002, these should allow both the usage and the revenue of wireless data services to grow at faster rates in 2003. Revenue of wireless data services accounted for approximately 5% of mobile services revenue by December 2002.

     We believe that introducing a broad range of wireless data services is an important development in providing specialized products and services to individual consumer segments, and is a vital step to ensure a successful future with 3G.

Services Offered Through Our Web Site “sunday.com"

     We launched our internet services under the brand name “sunday.com” in February 2000 as an extension of our strategy to serve consumers’ lifestyle needs through innovative commercial applications of wireless communications technology and to capitalize on the convergence of mobile communications and data technologies.

     In 2001, we launched the “SUNDAY eShop” on our web site, through which customers could subscribe our mobile services and/or purchase mobile phones or prepaid SIM cards online by credit card payments. We also face-lifted our web site and introduced a number of new services for our subscribers to subscribe online. We have partnered with a number of content providers to allow our subscribers to download various ringtones, logos or games to their mobile phones or other mobile devices (such as PDAs). We also launched a range of short messaging services that offer our subscribers the latest news and information, such as weather and news, share prices, flight schedules, horse racing, new movies and music releases. Each of our subscribers can access his or her service subscription profile and make changes any time through the internet.

Sales of Mobile Phones

     Through our direct sales force, our retail shops and our independent dealers, we sell mobile phones equipped with a SUNDAY GSM 1800 SIM card, a smart card with personalized subscriber information. We also sell mobile phones (without service subscription) through our retail shops and direct sales force, generally at a higher price. We buy substantially all of our mobile phones from Nokia, Motorola, Sony Ericsson, Alcatel, Siemens and Samsung. We believe that we are not dependent on any single mobile phone supplier. In 2002, we purchased approximately 80% of our mobile phones from our largest mobile phone supplier and the top five mobile phone suppliers, together, accounted for approximately 98% of our mobile phone purchases.

     Historically, we have resisted offering routine handset subsidies but would offer subsidy programs from time to time to respond to handset rebate programs introduced by our competitors. For a discussion of our handset subsidies, see Item 5 “Operating and Financial Review and Prospects — Operating Environment and Overview — Operating Revenues — Sales of mobile phones and accessories”.

Network

     We operate an intelligent mobile network on the GSM 1800 MHz frequency with over 1,050 cell sites located throughout Hong Kong. Nortel is our principal network infrastructure equipment supplier and to date has accounted for approximately 70% of the total costs of our infrastructure and equipment. The network is designed to provide ubiquitous network coverage in Hong Kong and extensive roaming coverage worldwide. With the infrastructure provided by Nortel, together with our applications, we are able to pinpoint the location of a wireless communication device within a fairly precise geographic range. The cell site is mainly connected via a leased fixed transmission link to a “base station controller”, which provides connection to a number of cell sites. We currently have 22 base station controllers and five mobile switches located in two switching centers.

     The Hong Kong government initially granted us 2 x 5 MHz of frequency spectrum in the 1800 MHz waveband for our network, and increased the spectrum by 2 x 2.5 MHz in February 1998. In March 1999, we were allocated a further 2 x 2.5 MHz, increasing the total spectrum allocation to 2 x 10 MHz. The Hong Kong government granted us the additional spectrum in recognition of our efficient use of previously allocated spectrum. In March 2002, additional spectrum of 2 x 1.6 MHz was allocated to us.

     Our network covers approximately 99% of the populated areas in Hong Kong, including Hong Kong Island, Kowloon and the New Territories. The focus of our network rollout has been on providing quality coverage of high usage areas. Our network also provides coverage in all major vehicular tunnels in Hong Kong and in the KCRC, MTR and Airport Express mass rail transport systems.

     In 2002, we established a dedicated task force to monitor enhancement of our network performance. Although our cell site operating cost did not rise, we increased the number of cell sites by 17% to over 1,050 sites to improve network quality and coverage. The high quality of our network enabled us to be named the “Official Mobile Network Operator” at the ITU Telecom Asia 2002, a major international telecommunications event.

     Part of the strategy for our mobile communications business involves our selective investment in and incorporation of technologies. Technologies we have incorporated into our business include:

•	IN platform — We believe we have been a leader in using intelligent network technology that permits us to offer a number of lifestyle services, including some real-time location-specific services.

•	EFR — We were one of the first GSM 1800 operators in the world to adopt this Enhanced Full Rate technology to provide good and stable voice quality in our network in September 1997.

•	SIM Toolkit — We were one of the first operators in Hong Kong to adopt this 16 Kb SIM card technology in 1998.

•	Java SIM Card — We adopted this 32 Kb Java SIM Card technology in December 1999.

•	WAP — We integrated Wireless Application Protocol-related software and WAP-related applications into our network and servers and started offering our “SO WAP” data services in January 2000.

•	GPRS — Our network has been GPRS ready since 2000 and we launched commercial services in October 2002.

Competition

     We compete with five other digital mobile operators who are licensed to provide mobile communications services in Hong Kong. Of these, the largest operators are Hutchison Telecommunications (Hong Kong) Limited (which operates under the brand “Orange”), Hong Kong CSL Limited (which operates under the brands “1010” and “One2free”) and SmarTone Telecommunications Holdings Limited (which operates under the brand “SmarTone”). Both Hong Kong CSL and SmarTone were unsuccessful in obtaining PCS licenses in 1996 but later acquired two companies which were successful in doing so. We believe that currently these three operators collectively have a market share of approximately 60%. The eight networks of these three operators utilize different technologies and frequency bands, namely GSM 900, GSM 1800, TDMA and CDMA, and these companies have merged some of their networks to allow subscribers with dual band and tri-band mobile phones to roam seamlessly between such networks. As operators of the older GSM 900 networks, these three operators commenced operating mobile services between four and 12 years earlier than us.

     The three remaining operators are SUNDAY, Peoples Phone and New World. These operators all operate the GSM 1800 networks, which were licensed by OFTA in 1996, and all commenced commercial operations during 1997.

     In October 2001, the HKTA granted four 3G licenses to SUNDAY 3G, Hong Kong CSL Limited, Hutchison 3G HK Limited and SmarTone 3G Limited for the construction of the 3G network and provision for 3G services and applications in Hong Kong. No 3G services have been launched in Hong Kong so far since the grant of the 3G licenses. However, in May 2003, Hutchison announced that it will launch its 3G services in Hong Kong in 2003.

Retail International Long Distance Calling Services Business

     Starting September 1999, we provided retail international long distance calling services using the name “SUNDAY 1622”. Any wireline or non-SUNDAY mobile user who has registered for our “SUNDAY 1622” service can access our international long distance calling services by dialing “1622” followed by the number they wish to reach. In addition, international calls from Hong Kong originating from our mobile subscribers have been routed automatically through our international switching facilities since July 1999. In December 1999, we launched a prepaid card service that enables purchasers of the card, denominated in stored values of HK$50 or HK$100, to use our SUNDAY 1622 service on a prepaid basis without the need to register as a subscriber.

     As part of an ongoing commitment to improving operating results, we outsourced the sales, service and billing functions of the SUNDAY 1622 services to a subsidiary of e-Kong Group Limited in August 2000 and received a referral revenue of approximately HK$7.6 million. The outsourcing arrangement was subsequently terminated in September 2001 pursuant to a revised arrangement. We continue to operate the international telecommunications infrastructure and the SUNDAY 1622 brand.

Marketing, Sales and Distribution

Marketing

     Since inception, we have pursued a strategy of producing a single, strong and highly visible brand name. We have marketed “SUNDAY” as a provider of wireless communications and data services suitable for a highly active and mobile way of living. We use original, bright, unconventional and humorous advertising by direct mailing and via various media, including billboards, television, magazines and newspapers.

     Since we launched our commercial operations in late 1997, the “SUNDAY” brand name has become and continues to be one of the most well-recognized brand names in Hong Kong.

     We continue to receive many awards from the advertising industry in recognition of our brand. In 2001, we were awarded the well recognized Kam Fan Award for our strategic brand building campaign by the Association of Accredited Advertising Agents of Hong Kong. We were awarded the Gold Prize and Citation for Outstanding TV Campaign in the Hong Kong Management Association/TVB Awards for Marketing Excellence 2000. In an annual survey reported in Media, we also ranked second (after McDonald’s) in Hong Kong in television advertisement recall for 2000 and won Media’s Asian Advertising Campaign of the Year in 2000.

Sales and Distribution

     We sell our mobile services and handsets and provide after-sales service to customers primarily through our retail outlets and the customer service center. In 2000, we began directing our successful marketing and brand strategy to focus on expanding distribution and sales channels, and we were aggressive in expanding our distributions network coverage and broadening the use of different distribution channels during 2000 and 2001. As of December 31, 2002, our number of retail shops located at high-traffic locations increased to 27 from 12 at the start of 2000. We also sell mobile services and handsets to our corporate and individual customers through our own direct sales force.

     We have entered into agreements with various independent dealers in Hong Kong to sell our mobile services and handsets on a non-exclusive basis. Dealer commission rates are based on quality and quantity targets. We defer commission payments and pay our dealers in installments, provided that the relevant subscriber account is still active at the time the commission payment is due.

     Our rechargeable stored value SIM cards were carried in over 1,000 retail outlets, including dealers’ shops, convenience stores and chain stores, as of December 31, 2002.

     Our retail shops generated approximately 46% of our new mobile subscribers in 2002. For the same period, our direct sales team generated approximately 23% of our new subscribers, and independent dealers generated approximately 31% of our new subscribers.

     We provide training, quality assurance and incentive programs (including a commission scheme) for our sales force. We also provide marketing support for independent dealers through advertising product demonstrations and our “mystery shopper” evaluation program, which monitors customer and sales service in our retail stores on a sampling basis.

Customer Service

     We aim to provide good quality customer service. We provide user-friendly and easy-to-access customer service through our 24-hour hotline and our retail outlets. Inquiries regarding account balances, billing and service information and usage are handled by an IVRS system and customer service operators. We also provide limited repair services of certain mobile telephones at our repair center.

     We established an operations center in Shenzhen, the PRC in 2002 to provide various support services, including the customer service hotline and administration functions. This new center helps reduce operating costs as well as provide high productivity and better service quality of our customer service function by leveraging the lower labor costs in mainland China.

Billing and Subscriber Management

     We have a billing and customer management system that handles our mobile and wireless data services from a common, convergent platform. The billing system is designed by LHS GmbH, a specialized software and maintenance provider whose systems are widely used by mobile service providers in Asia, Europe and elsewhere around the world. In addition to enhancing our customer service levels, our integrated billing system also permits us to analyze the effect of tariff packages, promotional and advertising campaigns and subscriber usage patterns thereby assisting in the development of new services and marketing strategies.

     We bill our mobile subscribers on a monthly basis in arrears for excess airtime and enhanced services, and in advance for fixed monthly charges, including value-added services. All of our billings are in Hong Kong dollars and may be settled in cash, or by credit card, auto payment, check, electronic payment system or payment by phone. In 2001, we launched e-bills whereby instead of mailing the monthly statements of account to our customers, we send short messages to our subscribers or e-mails to the registered e-mail addresses of most of our customers informing them the outstanding amounts payable. Our customers may also inquire their usage and outstanding balances by calling our hotline, or accessing the “sunday.com” web site through the internet, or by fax-on-demand.

     In 2002, we further introduced new billing tools, achieving greater efficiency and cost savings in billing management and providing better response to billing related inquiries from subscribers. As a result, we received “Outstanding Billing Implementation — Telecoms” award in Tarifica’s Billing Magazine Globe Awards 2002.

     We generally terminate services for subscribers who have accounts that are more than 45 days overdue. Accounts are reinstated only if the subscriber pays all due amounts and a reconnection fee. If a subscriber’s account is terminated before its handset subsidy balance is fully rebated, the balance of the amounts to be rebated will be forfeited.

     We have credit control procedures to minimize bad debt. Such procedures include requiring up-front deposits for roaming and international long distance calling services, requiring the provision of credit card details upon registration of retail international long distance services, and encouraging subscribers to use auto-deduct or direct debit for paying their bills. When payments for an account are overdue, we send short messages to the mobile phones of such delinquent customers and reminder calls and invoices, accompanied by monitoring and service cut-off for customers with unreliable payment track records. We also engage debt collection agencies to pursue invoiced amounts after internal collection efforts are exhausted.

     We have also established internal controls to manage our cash sales. Sales receipts recorded in our cash register systems are reconciled on a daily basis with actual bank receipts, and discrepancies are investigated.

     Our provision for bad debts for 2000, 2001 and 2002 were HK$28.5 million (approximately 2.7% of service revenues), HK$19.6 million (approximately 1.7% of service revenues), and HK$31.0 million (approximately 2.5% of service revenue), respectively. The significant improvement in 2001 was due to tighter credit controls and increased use of auto-pay arrangements. The increase in bad debt provision in 2002 was mainly caused by prolonged poor economic conditions in Hong Kong and much higher bad debts from wireless data services. For a discussion of our bad debt experience and what measures we have taken, see Item 5 “Operating and Financial Review and Prospects”.

Intellectual Property

     We rely on a combination of trade marks, service marks and domain name registrations, copyright protection and contractual restrictions to establish and protect our technologies, brand name and logos, marketing designs and internet domain names. We have registered and applied to register certain trade marks and service marks with the Hong Kong Trade Marks Registry in connection with our mobile communications and international long distance businesses. We also have registered and applied to register certain trade marks and/or service marks with the relevant trade marks registration bodies in Canada, China, Macau, Malaysia, Singapore, South Korea, Taiwan and Thailand. Our registered trade marks and service marks include our brand name, logos and certain advertising features. In relation to domain names, we have registered the “sunday.com” domain name with Network Solutions, which is a principal domain name registration operator for the internet. Our copyrights are principally in the area of computer software for service applications developed in connection with our wireless and wireline communications network platform. We have copyrights to certain designs and materials used in marketing and advertising our mobile communications and enhanced services in Hong Kong.

Regulation

     HKTA is the telecommunications regulator in Hong Kong and is responsible for administering the Telecommunication Ordinance.

     OFTA was established in 1993 under the Telecommunication Ordinance to assist the HKTA in administering and enforcing the provisions of the Telecommunication Ordinance. OFTA’s responsibility and functions also include regulating and licensing telecommunication network services and regulating the telecommunications markets in Hong Kong.

     Our indirectly wholly-owned subsidiary, Mandarin Communications Limited, was one of six successful applicants to which the Hong Kong government awarded Public Radiocommunication Service, or PRS, licenses in 1996. This license permits us, among other things, to:

•	provide a public mobile radiocommunication service using mobile communication technology in accordance with the PCS standard;

•	establish and maintain a PCS network; and

•	sell mobile telephone and other equipment to subscribers.

     Each PCS license has a duration of ten years and will expire in 2006, although it may be extended for an additional period of up to three years under the Telecommunication Ordinance. A PRS license is non-exclusive, and the licensee must operate in a manner satisfactory to the HKTA in accordance with the specifications contained in the license. Under the terms of the PRS license, we may only operate our PCS network on the radio frequencies assigned to us.

     The Telecommunication (Amendment) Ordinance, or the TAO, came into operation on June 16, 2000. The TAO brought significant amendments to the Telecommunications Ordinance in certain areas. In particular, the TAO seeks to enhance competition safeguards in the telecommunications sector, which will be administered and enforced by the HKTA, and, unusually for Hong Kong legislation, embraces antitrust law principles. The competitive safeguards include provisions dealing with anti-competitive practices, abuse of a dominant position, misleading and deceptive conduct and discrimination. The amendment made to the Telecommunication Ordinance also significantly increases penalties for breach of license conditions and legislation. The TAO also aims to improve interconnection and access arrangements to telecommunications services, streamline licensing procedures and provide the HKTA with powers over 3G spectrum auction and certain telecommunications services and technical areas, such as radio spectrum management. The TAO also makes amendments which are important for mobile operators, strengthening existing rights to access suitable sites for radio communications installations, provided that an operator fulfills certain criteria, such as public interest requirements, and the HKTA grants authorization. The HKTA will have increased powers to intervene in disputes between operators and those having a legal interest in the potential installation sites, in order to determine the fees payable for site access.

     The Hong Kong government announced in February 2001 that the licensing framework for 3G mobile services consisting of a total of four mobile carrier licenses for building 3G network and providing 3G services, or 3G licenses, would be issued by auction. As there were only four applicants, including SUNDAY 3G, no auction took place and each applicant was granted a 3G license on October 22, 2001. Each licensee was allocated a block of paired band spectrum of 2 x 14.8 MHz plus one 5 Hz block of unpaired band spectrum. Pursuant to the Special Conditions of the 3G license, SUNDAY 3G is required to install, maintain and use equipment for the purposes of the network and the services to be provided under the 3G license such that by no later than December 31, 2006 (and for all dates thereafter during the term of the 3G license), the 3G network and services will cover at least 50% of the population of Hong Kong. Further, all base stations to be installed must be capable of supporting services at a minimum of 144 kbits per second. In addition, the licensees must open up at least 30% of their 3G network capacity for use by non-affiliated companies to operate as a mobile virtual network operator, or MVNO, and/or content providers.

     The 3G license is valid for 15 years from the date of grant, expiring in 2016. Pursuant to the 3G license, each licensee is required to pay the minimum guaranteed annual fees in arrears. For each of the first five years, the minimum annual fee is HK$50 million. In each of the remaining 10 years, the annual fee would be the higher of 5% of the licensee’s turnover attributable to the provision of 3G services or the minimum annual fee amounts indicated below:

(HK$'000)

6th year	60,124
7th year	70,249
8th year	80,373
9th year	90,497
10th year	100,622
11th year	110,746
12th year	120,870
13th year	130,995
14th year	141,119
15th year	151,243

     On the grant of the 3G license, the licensee was required to provide the HKTA with a performance bond covering the next five years’ minimum annual fees or the minimum annual fees for the remaining life of the 3G license, whichever is higher. SUNDAY 3G paid HK$250 million in cash upon the grant of the 3G license in lieu of the performance bond for the first five years’ minimum annual fees. In accordance with the 3G license, we were required to provide a performance bond, equivalent to the 6th year’s minimum annual fee, on October 22, 2002. On October 11, 2002, OFTA granted a one-year waiver to us and the other three 3G licensees on the submission of such performance bond.

     In early May 2002, the Secretary of the Information Technology and Broadcasting Bureau proposed the Telecommunications (Amendment) Bill 2002, or the Bill, to provide a legislative framework for the regulation of merger and acquisition activities in the Hong Kong telecommunications industry. Under the Bill, the HKTA may direct a telecom carrier licensee to take such actions as the HKTA considers necessary to eliminate any anti-competitive effect where the HKTA determines that a change in ownership or control over a telecom carrier licensee has, or is likely to have, the effect of substantially lessening the competition in the telecommunications market.

     The key features of the proposals under the Bill as of May 31, 2003 are as follows:

•	Where the HKTA is of the opinion that a change in ownership or control over a carrier licensee (which includes, among other things, a person becoming the beneficial owner of more than 15% of the voting shares in the carrier licensee or a person becoming a voting controller of more than 15% of the voting shares in the carrier licensee) had, or is likely to have, the effect of substantially lessening the competition in the telecommunications market, the carrier licensee will take such actions as the HKTA considers necessary (including directing the carrier licensee to procure modifications to its ownership or control) to eliminate any such anti-competitive effect;

•	Failure to take such action would constitute a breach of the relevant provisions of the Telecommunications Ordinance and sanctions available under the Telecommunication Ordinance could then be imposed upon the carrier licensee (including suspension or cancellation of the license).

•	Alternatively, prior to a proposed change in ownership or control, a carrier licensee may on a voluntary basis seek the consent of the HKTA to the proposed change. The carrier licensees would have a choice as to whether it will seek prior consent or not, taking into account the risk of being penalized subsequently if the activity is found to be anti-competitive.

     The Bill is approaching the second reading and may be passed by the end of 2003.

     The Hong Kong government liberalized the telecommunications market by introducing more competition to various sectors of the communications industry including the public mobile radio services in the 1980s, the provision and operation of local fixed wireline network services in 1995 and more recently in the real time voice international long distance services.

     Our international long distance business, operated under our “SUNDAY 1622” brand, is carried out under a PNETS (ETS) license. OFTA does not restrict the number of PNETS (ETS) licenses that it will issue. As of May 31, 2003, OFTA had issued around 220 such licenses. A PNETS license is issued for a term of 12 months upon submission of an application to OFTA and the payment of the prescribed fee. It is renewable annually upon payment of a small licensing fee. The HKTA may cancel a PNETS license, including ours, at any time or suspend it for up to 12 months, if a licensee contravenes any provision of the Telecommunication Ordinance or any condition of the license.

     Generally, companies using web sites or the internet to sell products must comply with applicable Hong Kong consumer protection laws (for example, the Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)).

     The Electronic Transactions Ordinance (Chapter 553 of the Laws of Hong Kong) came into effect in January 2000. This ordinance is intended to recognize the legal status and effect of certain electronic records and signatures and to govern the certification authorities established in Hong Kong.

ORGANIZATIONAL STRUCTURE

     SUNDAY has the following principal wholly-owned subsidiaries as of December 31, 2002:

	Place of	Issued and Fully Paid Up
Name	Incorporation	Share Capital	Principal Activities

Shares held directly
SUNDAY HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	100 ordinary shares of US$1 each	Investment holding
SUNDAY HOLDINGS (CHINA) CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding
SUNDAY IP HOLDINGS CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding
Shares held indirectly
MANDARIN COMMUNICATIONS LIMITED	Hong Kong	100 ordinary shares of HK$1 each and 1,254,000,000 non-voting deferred shares of HK$1	Provision of mobile and other services, and sales of mobile phones and accessories each
SUNDAY 3G HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding
SUNDAY 3G (HONG KONG) LIMITED	Hong Kong	2 ordinary shares of HK$1 each	Licensee of Hong Kong 3G license
SUNDAY IP LIMITED	British Virgin Islands	1 ordinary share of US$1	Holding our intellectual property rights and trade marks
SUNDAY COMMUNICATIONS SERVICES (SHENZHEN) Limited, or SCSSL	The PRC	(1)	Provision of back office support services to the SUNDAY group

(1)	SCSSL is registered as a wholly foreign-owned enterprise in the PRC. The registered capital of SCSSL is US$1.5 million which have been fully paid up as of December 31, 2002.

     Our principal activities, except for SCSSL which is operated in the PRC, are undertaken in one geographic area, Hong Kong.

PROPERTY, PLANTS AND EQUIPMENT

     We lease and occupy around 30 properties in Hong Kong and the PRC, which we use as offices, retail shops, switching centers, customer service center and warehouse. We also lease and operate over 1,050 cell sites in Hong Kong.

     All of our fixed assets have been pledged as security for our bank loan and vendor loan facilities.

     We have substantially completed our mobile network but we will continue to allocate capital expenditure to expand our capacity and further enhance and maintain the network. Also, we will incur capital expenditures for the implementation of new wireless data services based on new technologies.

Item 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion, together with our consolidated financial statements and the related notes, beginning on page F-1. Our consolidated financial statements have been prepared in accordance with HK GAAP, which differs in certain significant respects from US GAAP. Note 27 of the notes to our audited consolidated financial statements provides a description of the significant differences between HK GAAP and US GAAP as they relate to us. Note 27 also provides a reconciliation to US GAAP of consolidated net loss and consolidated shareholders’ equity. You should also read the information under “Forward-looking Statements” for special information about our forward-looking information.

Introduction

     We are an innovative developer and provider of wireless communications and wireless data services in Hong Kong. Since our formation in 1994, we have pursued a vision that wireless communications would become increasingly pervasive and integrated into consumers’ lives. We were one of the first mobile operators in Hong Kong to develop personalized wireless-based services designed for a highly active and mobile way of living. We have used these services to differentiate ourselves from our competitors and attract new subscribers who tend to be responsive to lifestyle marketing and quick to adopt technological innovation.

     We began commercial operation in September 1997 with the introduction of our digital GSM 1800 mobile telephone services under the SUNDAY brand name. We have invested significant resources to build our SUNDAY brand name and have succeeded in making it one of the most well-known brand names in Hong Kong. Our marketing strategy assisted us in building a mobile subscriber base of 603,000 subscribers as of December 31, 2002.

     The Hong Kong mobile communications industry is highly competitive. We believe that currently the three largest operators collectively have a market share of approximately 60%. There have been periods of intense price competition or “price wars” among Hong Kong’s wireless communications and other telecommunications service providers. These activities have generally been initiated by our competitors. Many of our competitors have greater resources than we do and may be better positioned than us to launch competitive products and services and to absorb operating losses.

     Since we commenced commercial operations, we have experienced net losses. As of December 31, 2002, we had accumulated losses of HK$3 billion. To achieve profitability, we will need in particular to continue to grow our subscriber base, increase ARPU of our services, improve customer retention and enhance productivity, and to develop and introduce new services.

     The successful dual listing of our ADSs and ordinary shares on The Nasdaq National Market and The Stock Exchange of Hong Kong Limited, respectively, in March 2000 raised HK$2.6 billion new share capital and helped to substantially strengthen our financial position to cater for future network expansion and enhancement, and the development and introduction of new services and applications based on new technologies.

     We have installed the GPRS network infrastructure and we have dedicated resources to develop and launch wireless data services and applications using the GPRS platform. We have launched a broad range of new wireless data services in 2002 and expect that more data services will be launched in 2003.

     Winning a 3G license in Hong Kong in October 2001 was another important milestone for us. Acquiring the 3G license is an integral part of our long-term strategy to offer an enhanced range of wireless services under the “SUNDAY” brand. In addition to the 3G license, we were allocated 2 x 1.6 MHz of additional 2G spectrum in the 1800 MHz range in March 2002. This has increased our network capacity and has allowed us to further expand our subscriber base and enhance our service quality.

     While revenues from wireless voice services were still the dominant source of revenue in 2002, we expect that wireless data services will play a more important role in the near future.

     We do not engage in any trading activities that include non-exchange traded contracts accounted for at fair value.

OPERATING ENVIRONMENT AND OVERVIEW

Critical Accounting Policies

     The discussion and analysis of our financial conditions and results of operations are based upon our consolidated financial statements which have been prepared in accordance with HK GAAP. Our principal accounting policies are set out in Note 2 of the notes to our consolidated financial statements. The preparation of the consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses as well as the disclosure of contingent assets and liabilities.

     We continually evaluate our estimates and judgments including those related to revenue recognition, provisions for doubtful debts, useful lives of plant and equipment and intangible assets, deferred tax and contingencies. We base our estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the consolidated financial statements.

     The 3G license granted to us during 2001 requires the payments of certain prescribed minimum annual fees over its 15-year license period. In 2001, the discounted value of the minimum annual fees of the 3G license was recorded both as an intangible asset and as a long-term liability in our consolidated financial statements. During 2002, our directors re-evaluated the existing accounting policy for the 3G license and believe that it is not an appropriate treatment, as it does not reflect fully the underlying legal and financial obligations and therefore our commercial position given the provisions of the 3G license. Accordingly, the license fees payable prior to the launch of commercial services are regarded as integral to the development and construction of the 3G network and are deferred and included within fixed assets. Depreciation of the fixed assets will be provided from the commencement of the 3G services over the shorter of the remaining life of the 3G license or the estimated useful life of the fixed assets.

     The plant and equipment used in our network is long-lived but may be subject to technical obsolescence. The annual depreciation charge is sensitive to the estimated economic useful lives we allocate to each type of fixed assets. We perform annual reviews to assess the appropriateness of their estimated economic useful lives. For the three years ended December 31, 2000, 2001 and 2002, there was no change in the useful lives of the fixed assets. Such reviews take into account the technological changes, prospective economic utilization and physical condition of the assets concerned. We also regularly review whether there are any indications of impairment. We will recognize an impairment loss if the carrying amount of an asset is lower than its recoverable amount which is the greater of its net selling price or its value in use. In determining the value in use, we assess the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. We use estimates and judgment in determining these future cash flows and the discount rate. We estimate the future cash flows based on certain assumptions, such as the market competition and development and the expected growth in subscribers and APRU.

     We engage dealers for selling mobile services to new subscribers and pay commissions to the dealers based on the number of subscribers who remain active after a prescribed period of time. Therefore, the amount of commission payable would depend on the churn rate of such subscribers. We estimate the average churn rate of such subscribers periodically based on past experience and market conditions and accrue dealer commissions accordingly. If the actual churn rate is lower than our estimate, additional accrual of the dealer commissions may be required.

     We provide services to our subscribers mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. We perform regular reviews to estimate, based on our write-off historical experience, the aging of our accounts receivable and the general economic conditions and industry trends, the level of debts that we believe will not be collected.

     Deferred taxation is accounted for at the current tax rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future under HK GAAP. Under US GAAP, we recognize deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of assets and liabilities, and record a valuation allowance on deferred tax assets to reduce the carrying amount of deferred tax asset unless it is more likely than not that such asset can be realized. As of December 31, 2002, we did not record any deferred tax asset due to the uncertainty that any resultant deferred tax asset can be recoverable in the foreseeable future.

Overview

Operating Revenues

     Our operating revenues in 2002 declined by 6% as compared with 2001, mainly due to a 53% decrease in revenue from the sales of mobile phones and accessories. While such revenues decreased by 53%, we earned a gross profit of HK$2 million from the sales of mobile phones and accessories as compared with a gross loss of HK$2 million in 2001 and HK$20 million in 2000. Revenues from mobile services increased by 5% in 2002, mainly attributable to a steady and sustained growth in the subscriber base, despite intense market competition. We experienced subscriber growth rates of 43%, 34% and 9% for the years ended December 31, 2000, 2001 and 2002, respectively. The number of subscribers grew from approximately 410,000 subscribers as of December 31, 2000 to approximately 603,000 subscribers as of December 31, 2002.

     During 1998 and 1999, many of our competitors initiated aggressive tariff reductions and heavy handset subsidy schemes because of the introduction of mobile number portability, or MNP, which allows mobile telephone subscribers in Hong Kong to change their mobile telephone operator and still keep their mobile telephone number, in March 1999. During this period, we did not lower our tariffs, but we started offering heavy handset subsidies in February 1999 and continued these subsidy schemes until the third quarter of 1999 when the competitors started phasing out their heavy handset subsidies. In 2000, we introduced new postpaid and prepaid tariffs which are designed to suit different people’s needs, and were aggressive in expanding our distribution network and broadening the use of different distribution channels to extend our coverage and to target new market segments. While the heavy handset subsidies were phased out in 2001, market competition remained intense as aggressive tariff promotional plans were launched to retain existing subscribers as well as attracting new subscribers in an increasingly saturating market. As a result, the ARPU of the industry, including ours, continued to decrease while the churn rate increased during the past few years.

Mobile Services

     We recognize revenues from mobile services when the services are rendered. A substantial majority of the revenue from mobile services has consisted of revenue from local airtime. Subscribers pay local airtime charges for both incoming and outgoing calls. Revenue from mobile services also includes revenue from international long distance calls made over our subscribers’ mobile telephones, inbound and outbound roaming, value-added services, enhanced services and data services. As of December 2002, revenue of wireless data services accounted approximately 5% of mobile services revenue.

     We calculate ARPU by dividing revenue from post-paid mobile services for the month by the daily weighted average number of post-paid mobile service subscribers for the month. The ARPU for the years ended December 31, 2000, 2001 and 2002 were HK$272, HK$219 and HK$209, respectively. This decrease in ARPU was in line with the industry as a whole.

     The rechargeable stored value prepaid SIM cards continued to record significant growth since its launch in April 2000. The number of subscribers using such prepaid SIM cards grew from 132,000 in 2001 to 189,000 by December 31, 2002. The ARPU of these prepaid subscribers was HK$92 in 2002, which was similar to 2001.

     Our mobile communications business can be significantly affected by churn, which represents net subscriber deactivation or disconnection, whether voluntary or not, during a period. Our average monthly churn rate for our mobile subscribers is the total of the monthly churn rates for the period, which is calculated as a percentage of opening subscribers, divided by the number of months in such period. Along with other mobile telephone operators in Hong Kong, we have experienced relatively high churn rates since MNP became available, which increased subscribers’ willingness to switch among operators. Our average monthly churn rates of post-paid subscribers for the years ended December 31, 2000, 2001 and 2002 were 6.1%, 8.3% and 5.4%, respectively. During 2002, we made churn a priority and considerable efforts were put into retention programs based on market research which allowed us to gain greater insight into the reasons behind customers changing service. As of December 2002, the churn rate was reduced to 3.5%. We will continue to make customer retention a priority in 2003 and are confident of maintaining a tight control over churn although churn may rise modestly in response to periodic changes in market conditions.

Sales of Mobile Phones and Accessories

     We recognize revenues from the sales of mobile phones and accessories at the time of sale. In response to subsidies offered by our competitors that in many cases effectively gave away the handsets for free, in February 1999, we also began offering heavy subsidies on our mobile phones. Typically, our subsidy arrangements involved selling mobile phones at discounts of up to the full cost of the handsets in exchange for subscribers making an upfront prepayment for credit against future monthly airtime charges. We rebate the upfront prepayment in equal installments over an agreed period. The upfront prepayment amount is not transferable and any amount outstanding is forfeited by the subscriber if the account is closed. As our competitors began phasing out the heavy handset subsidies during the third quarter of 1999, we have also significantly scaled back our handset subsidies and currently only offer heavy discounts for retention programs and sales of older models of mobile phones or mobile phones in the low to medium price range.

     We account for subsidized handset sales by recognizing the purchase price paid by the subscriber, excluding any upfront prepayment amount. We simultaneously recognize our full cost of the mobile phone, which sometimes substantially exceeds our sales revenue. The upfront prepayment amount is recorded as deferred revenue and included in the balance sheet as a liability. The monthly rebate is recognized as revenue from mobile services in the month when access to our network and facilities is provided to the subscriber and is deducted from subscriptions received in advance. The amount of our total deferred revenue in connection with handset sales was HK$17.6 million as of December 31, 2002, which was included in the balance sheet as part of the subscriptions received in advance which amounted to HK$127.0 million. The amount of our deferred revenue in connection with handset sales was HK$47.1 million as of December 31, 2001 and was included as part of the subscriptions received in advance which amounted to HK$153.3 million. The decrease in deferred revenue in 2002 as compared with 2001 was due to less handset subsidies offered to our subscribers.

Other Services

     Revenues of other services mainly consisted of revenues from our retail international long distance calling services for 2000 and 2001. We commenced our retail SUNDAY 1622 international long distance calling services in September 1999. The retail international telecommunications services revenues consist of revenues from international calls by non-SUNDAY mobile service users and revenues from international calls by registered fixed line subscribers using our SUNDAY 1622 services. Revenues from our mobile service subscribers making international long distance calls from their mobile phones are excluded from the retail international telecommunications services revenues but are included in revenues from mobile services as described above.

     We outsourced the sales, service and billing functions of the SUNDAY 1622 services to a subsidiary of e-Kong Group Limited in August 2000 and received a referral revenue of approximately HK$7.6 million in 2000, which had also been included in revenues of other services. The arrangement was terminated effective from September 26, 2001 pursuant to a revised arrangement and therefore the revenues from our retail international long distance calling services were insignificant in 2002.

     Revenues of other services of HK$9.7 million in 2002 were mainly generated through the provision of certain consultancy services, which were not of a recurring nature.

Cost of Sales and Services

     Our cost of sales and services consists of costs directly associated with generating revenues. Cost of sales consists almost entirely of mobile phones and accessories costs and related collection charges. Cost of services relates to the cost of mobile services and the costs of other services, which consists primarily of a variety of interconnection charges, including PNETS charges (interconnection charges for local calls payable to an FTNS operator); dipping charges (payable to a FTNS operator under certain MNP arrangements); outbound roaming charges; revenue-sharing payments made to Mass Transit Railway Corporation, or MTR, for calls made by our mobile subscribers in MTR’s facilities; billing related costs; collection charges; provision for bad debts; and cost of prepaid cards. Cost of mobile services accounted for 19%, 19% and 18% of revenue from mobile services in 2000, 2001 and 2002, respectively.

     Our provision for bad debts is based on the aging of the receivables from the billing cutoff date and occurrence of fraud cases. Our provision for bad debts was 2.7%, 1.7% and 2.5% of service revenue in 2000, 2001 and 2002, respectively. The reduction in provision for bad debts in 2001 resulted from tight credit controls and increased use of auto-pay arrangements. The provision for bad debts increased in 2002 due to the prolonged poor economic conditions in Hong Kong and an increase in bad debts from wireless data services.

Operating Expenses

     Our operating expenses consist primarily of network costs which include rental for leased lines (between cell sites and our two switching centers, between our switching centers, and for interconnection to FTNS operators and to international carriers), cell sites acquisition and rental and maintenance costs, depreciation, advertising, promotion and other selling costs, salaries and related costs, and other operating costs. Advertising, promotion and other selling costs consist primarily of advertising costs and dealer and salesperson commissions.

     Total operating expenses for the three years ended December 31, 2000, 2001 and 2002 amounted to HK$1,179.7 million, HK$1,119.0 million and HK$1,052.5 million, respectively. The operating expenses in 2002 has included a one-time restructuring cost of HK$26.6 million in relation to an operations restructuring implemented in December 2002. The total operating expenses showed a decreasing trend during the three years from 2000 to 2002 due to our continued focus on cost controls.

Income Taxes

     We have not paid Hong Kong profits tax since inception because of losses incurred to date.

Foreign Exchange Exposure

     Substantially all our income, expenses, assets and liabilities are denominated in Hong Kong dollars except for our US$155 million long-term vendor loan facility provided by Nortel. As of December 31, 2002, our outstanding U.S. dollar-denominated debt amounted to US$47 million, but we also had a U.S. dollar bank deposit of US$24 million. The international roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights, or SDRs. As of December 31, 2002, the net SDR-denominated payables were insignificant. We have not experienced significant foreign exchange movements and do not anticipate significant foreign exchange losses as long as the Hong Kong government’s policy to link the Hong Kong dollar to the U.S. dollar remains in effect. To date, we have not hedged our foreign exchange exposure and will continue to monitor the foreign exchange exposure and market conditions to determine if any hedging is required.

Results of Operations

     The following table summarizes our results of operations for the three years ended December 31, 2000, 2001 and 2002.

	Year Ended December 31,

	2000		2001		2002

	HK$ million	%(1)	HK$ million	%(1)	HK$ million	%(1)

Operating revenues:
Mobile services	988.7	68.2	1,165.4	81.9	1,217.7	90.7
Sales of mobile phones and accessories	404.4	27.9	242.9	17.1	115.3	8.6
Other services	57.2	3.9	14.1	1.0	9.7	0.7
Total operating revenues	1,450.3	100.0	1,422.4	100.0	1,342.7	100.0
Total operating revenues growth	41.4%		(1.9)%		(5.6)%
Costs of sales and services:
Mobile services	(184.7)	(12.7)	(216.9)	(15.3)	(220.5)	(16.4)
Sales of mobile phones and accessories	(424.5)	(29.3)	(245.0)	(17.2)	(113.4)	(8.4)
Other services	(50.8)	(3.5)	(7.3)	(0.5)	(0.6)	(0.1)
Total costs of sales and services	(660.0)	(45.5)	(469.2)	(33.0)	(334.5)	(24.9)
Total costs of sales and services growth	(4.2)%		(28.9)%		(28.7)%
Gross profit	790.3	54.5	953.2	67.0	1,008.2	75.1
Gross profit growth	134.8%		20.6%		5.8%
Other revenues	8.7	0.6	2.6	0.2	1.9	0.1
Operating expenses:
Network costs	(328.0)		(301.7)		(303.6)
Depreciation	(261.3)		(265.1)		(256.4)
Rent and related costs	(46.4)		(58.5)		(61.1)
Salaries and related costs	(255.2)		(233.2)		(243.9)
Advertising, promotion and other selling costs	(195.2)		(180.4)		(127.8)
Other operating costs	(93.6)		(80.1)		(59.7)
Total operating expenses	(1,179.7)	(81.3)	(1,119.0)	(78.7)	(1,052.5)	(78.4)
Total operating expenses growth	8.8%		(5.1)%		(5.9)%
Loss from operations	(380.7)	(26.2)	(163.2)	(11.5)	(42.4)	(3.2)
Interest income	51.1	3.5	21.6	1.5	3.5	0.3
Finance costs	(136.9)	(9.4)	(70.1)	(4.9)	(59.8)	(4.4)
Share of losses of joint ventures	—	—	—	—	(18.6)	(1.4)
Net loss	(466.5)	(32.1)	(211.7)	(14.9)	(117.3)	(8.7)

(1)	Percentage of total operating revenues for the year.

2002 Compared with 2001

     Total operating revenues for 2002 declined 6% to HK$1,342.7 million as compared with HK$1,422.4 million in 2001, mainly due to a 53% decrease in revenues from the sales of mobile phones and accessories. Because sales of mobile phones have not been profitable historically, the decline in revenues from sales of mobile phones and accessories is favorable to us as less handset subsidies are required. Revenues from mobile services continued to grow in 2002. Revenues from mobile services and sales of mobile phones and accessories accounted for 91% and 8%, respectively, of total operating revenues in 2002, compared to 82% and 17% in 2001.

     Revenue from mobile services increased by 5% from HK$1,165.4 million to HK$1,217.7 million in 2002. The growth was mainly attributable to a sustained increase in our subscriber base. Our subscriber base grew 9% to 603,000 in 2002 as compared with 551,000 in 2001. During 2002, we implemented various initiatives to improve further our service to subscribers, such as enhancing the network quality and coverage, improving customer service and strengthening our sales and marketing functions. We also made churn a priority in 2002 and reduced the monthly churn rate to 3.5% in December 2002 from 7.8% in December 2001, with the implementation of effective retention programs, including the “Superstar Club”. While the churn may increase modestly in response to market conditions, we will continue to make customer retention a priority and maintain a tight control over churn.

     In addition to continued subscriber growth and significantly improved churn, monthly ARPU during 2002 has shown a modest rising trend following increasing revenue from wireless data and an easing of market conditions in 2002. Monthly APRU for postpaid subscribers for December 2002 was HK$207 as compared with HK$205 in December 2001. Average ARPU for 2002 was HK$209 as compared with HK$219 in 2001. Revenues of wireless data services accounted for approximately 5% of mobile services revenue by December 2002.

     The prepaid SIM cards have continued to record significant growth in 2002. The subscriber number grew by 57,000, or 43%, to 189,000 in 2002 over 2001. ARPU for prepaid subscribers was HK$92 in 2002, comparable to that of 2001.

     Revenues from the sales of mobile phones and accessories continued to decrease, mainly owing to a reduction in sales volume as the handset subsidy level has been significantly reduced since 2000. As a result, while such revenues decreased by 53% to HK$115.3 million in 2002, we earned a gross profit of HK$1.9 million as compared with a gross loss of HK$2.1 million in 2001.

     Cost of sales and services decreased by HK$134.7 million, or 29%, from HK$469.2 million in 2001 to HK$334.5 million in 2002. The decrease was mainly attributable to a reduction in the cost of sales of mobile phones and accessories.

     Due to the factors mentioned above, despite a lower operating revenue, the gross profit improved by HK$55.0 million, or 6%, from HK$953.2 million in 2001 to HK$1,008.2 million in 2002. Gross profit as a percentage to total operating revenues also increased from 67% in 2001 to 75% in 2002 due to the steady growth in subscribers and reduction in handset subsidies.

     Operating expenses decreased by HK$66.5 million, or 6%, from HK$1,119.0 million in 2001 to HK$1,052.5 million in 2002. The decrease was primarily due to a reduction in advertising, promotion and other selling costs and other operating costs. As a percentage to operating revenues, operating expenses declined from 79% in 2001 to 78% in 2002. The decrease was a direct result of stringent cost controls and continued improvements in operating efficiencies that come with an expanded subscriber base and lowering marginal costs.

     In December 2002, we restructured our operations to revamp our organizational structure and reprioritize functions and responsibilities. The organizational changes and reduction in workforce will help us take advantage of the next phase in wireless communications with a lean but efficient operating structure and a more focused employee team to strive for our objective of improved profitability. Total restructuring costs, mainly severance pay and payments in lieu of notice to redundant or terminated employees, amounted to HK$26.6 million and were included in total operating expenses. If such restructuring costs were excluded, the total reduction in total operating expenses in 2002 would have been HK$93.1 million.

     We also established an operations center in Shenzhen in mainland China in 2002 to provide various support services. The new center helps reduce operating costs as well as provide higher productivity and better service quality by leveraging the lower labor costs in China. We expect that the real benefits from this new operations center in Shenzhen and the organizational restructuring mentioned above will be better reflected in our 2003 results.

     Share of losses from joint ventures of HK$18.6 million in 2002 was mainly attributable to the closure of the joint venture with the Shell group. In January 2002, we formed a 50:50 joint venture with the Shell group to operate as a MVNO on a pilot basis. The joint venture ceased operations in September 2002 as the operating results of this pilot project indicated that MVNOs had limited potential. The joint venture is currently under voluntary liquidation. Our investment in this joint venture of HK$16.7 million had been fully written off and included in the share of losses from joint ventures.

     Interest income and finance costs decreased by HK$18.1 million and HK$10.3 million, respectively, in 2002. The decrease in interest income was mainly attributable to a decrease in average cash balance and the drop in average interest rate. The decrease in finance costs was mainly attributable to a reduction in interest expenses due to a drop in market interest rate in general.

     Net loss for the year was reduced by 45% from HK$211.7 million in 2001 to HK$117.3 million in 2002. Before restructuring costs, our net loss for the year amounted to HK$90.7 million for 2002.

     2001 Compared with 2000

     Total operating revenues were flat at HK$1,422.4 million in 2001 as compared with HK$1,450.3 million in 2000. Revenue from mobile services continued to grow but the revenues from sales of mobile phones and accessories decreased in 2001. As a result, revenue from mobile services accounted for 82% of total operating revenues in 2001 while it accounted for only 68% of operating revenues in 2000.

     Revenue from mobile services increased by 18% from HK$988.7 million in 2000 to HK$1,165.4 million in 2001. The growth was mainly attributable to steady growth in the subscriber base. Our subscriber base grew 34% to 551,000 in 2001 as compared with 2000. However, ARPU for post-paid subscribers decreased and the churn rate increased in line with the industry as a whole due to fierce price competition in the market. ARPU for 2001 decreased by 19% from HK$272 in 2000 to HK$219 in 2001, and the average monthly churn rate in 2001 was 8.3% as compared with 6.1% in 2000.

     Revenue from the sales of mobile phones and accessories decreased by 40% to HK$243 million in 2001. The decrease was mainly attributable to a reduction in sales volume as only a few new models of mobile phones were launched in 2001. Its share of total operating revenues decreased from 28% in 2000 to 17% in 2001.

     Cost of sales and services decreased by HK$190.8 million, or 28.9%, from HK$660.0 million in 2000 to HK$469.2 million in 2001. The decrease was a combination of an increase in the cost of services of mobile services (HK$32.2 million) offset by a reduction in the cost of sales of mobile phones and accessories (HK$179.5 million) and the cost of services of international telecommunications and other services (HK$43.5 million). The 42% reduction in cost of sales of mobile phones and accessories was attributable to a decrease in sales volume.

     Cost of mobile services is mainly a variable cost based on the volume of mobile services. The increase in the cost of mobile services was mainly attributable to an increase in subscriber base from 410,000 in 2000 to 551,000 in 2001. The gross profit margin of mobile services remained to be approximately 81% both in 2000 and 2001.

     The decrease in revenues from other services in 2001 as compared with 2000 was mainly caused by the decrease in our promotional activities after we outsourced the retail “SUNDAY 1622” services in August 2000. However, the direct cost of service also decreased and the gross profits for 2001 and 2000 remained relatively stable.

     Due to factors mentioned above, the gross profit has improved by HK$163 million, or 21%, from HK$790.3 million in 2000 to HK$953.2 million in 2001. Gross profit as a percentage to total operating revenues also increased from 55% in 2000 to 67% in 2001 due to steady growth in subscribers and reduction in handset subsidies.

     Operating expenses decreased by HK$60.7 million, or 5.1%, from HK$1,179.7 million in 2000 to HK$1,119.0 million in 2001. The decrease was primarily due to a combination of an increases in rent and related costs offset by a reduction in network costs, salaries and related costs, advertising, promotion and other selling costs and other operating costs. As a percentage to operating revenues, operating expenses declined from 81% in 2000 to 79% in 2001. The decrease was a direct result of stringent cost controls and continued improvements in operating efficiencies that come with an expanded subscriber base and lowering marginal costs. The increase in rent and related costs was mainly attributable to an increase in the number of our retail outlets.

     As a result, we recorded an EBITDA of HK$101.9 million, an improvement of HK$221.3 million as compared with 2000.

     Interest income and finance costs decreased by HK$29.5 million and HK$66.8 million, respectively in 2001. The decrease in interest income was mainly attributable to a decrease in cash balance and the drop in interest rate. The decrease in finance costs was mainly attributable to a reduction in interest expenses due to a reduction in loan balances and the drop in market interest rate in general.

     Net loss for the year was reduced by 55% from HK$466.5 million in 2000 to HK$211.7 million in 2001.

LIQUIDITY AND CAPITAL RESOURCES

     The wireless communications and data businesses are capital intensive. Development of mobile, international long distance calling and data networks and service applications requires significant capital expenditures as well as considerable marketing, administrative and other expenditures that give rise to negative operating cash flow in the initial years of operation. Year 2002 was the first year we generated positive cash flows from operations since the start of our commercial operations in September 1997.

     In March 2000, we raised net proceeds of approximately HK$2.1 billion from a global offering of ordinary shares and ADSs. See Item 14 “Material Modifications to the Rights of Security Holders and Use of Proceeds — Use of Proceeds” for details of the use of proceeds.

Cash Flow from Operating Activities

     We recorded positive cash flow from operating activities of HK$129.3 million in 2002 as compared with net cash outflows of HK$88.3 million and HK$324.4 million for 2001 and 2000, respectively. The improvement in cash outflow from operating activities primarily resulted from the improved operating performance due to continued growth in subscriber base and revenues, reduced handset subsidies, effective cost reductions, and improved operational efficiency.

     The increase of HK$217.6 million in net cash flow generated from operating activities in 2002 over 2001 was mainly attributable to both an increase in operating profit before depreciation (HK$112.1 million) and a smaller increase in working capital (HK$113.4 million) mainly due to smaller decreases in trade payables, other payables and accrued charges and an increase in inventories.

     The decrease of HK$236.1 million in net cash outflow from operating activities in 2001 was mainly attributable to a combination of a change from operating loss before interest and depreciation in 2000 to profit before interest and depreciation in 2001 (HK$221.3 million) and a decrease in net interest expenses (HK$56.6 million), offset by a bigger increase in working capital in 2001 as compared with 2000 (HK$43.1 million). The bigger increase in working capital in 2001 was mainly due to a decrease in trade payables, other payables and accrued charges resulted from a decrease in mobile phone purchases and certain expenses and timing differences in certain payments.

Cash Flow from Investing Activities

     Net cash outflow from investing activities for the years ended December 31, 2000, 2001 and 2002 were HK$203.4 million, HK$441.0 million and HK$109.5 million, respectively. The decrease in cash outflow of HK$331.5 million in 2002 as compared with 2001 was mainly due to smaller capital expenditure, partly attributable to a direct non-cash drawdown of HK$49.5 million from the revolving loan facility from Nortel for equipment purchases, and the fact that in 2001, there was an one-time HK$250 million 3G license payment.

     The increase in cash outflow of HK$237.6 million in 2001 as compared with 2000 was mainly due to the payment of HK$250 million of the first five years’ minimum annual fees of the 3G license.

Cash Flow from Financing Activities

     The amount of bank loans, vendor loans and the capital element of finance leases repaid in 2002 amounted to HK$195 million. During the year, HK$179.4 million was drawn down from the revolving loan facilities from Nortel. As a result, the net cash outflow from financing activities in 2002 was HK$17.6 million, less than the 2001 amount of HK$49.5 million which was used to repay the bank loans, vendor loans and the capital element of finance leases.

     In 2000, there was a net cash inflow of HK$1,065.0 million. The cash inflow was mainly attributable to the global offering of our ADSs and ordinary shares in March 2000, which raised net proceeds of approximately HK$2,137.2 million and drawdown of the loan facilities for cash of HK$380 million. Part of the net proceeds of HK$430.9 million was used to repay holders of convertible notes to the extent they did not elect to receive shares in the global offering. We also used part of the net proceeds of approximately HK$1,012.7 million to repay the Nortel loans in 2000 to save interest.

Funding Arrangements

     Historically, we funded our capital expenditures, operating expenses, working capital requirements and negative cash flow with share capital, unsecured shareholders loans and short-term debt financing. Subsequently, we obtained long-term debts, including secured vendor financing and bank loans and raised equity capital for our working capital and capital expenditure needs. In 2000 and 2001, we funded our capital expenditures, working capital requirements and negative cash flow with long-term bank debt, vendor financing and proceeds from the global offering. In 2002, we recorded positive cash flow from operating activities, which partly covered our capital expenditure and loan repayments.

     The loan facilities from UOB and Nortel were both fully utilized in 2000. We then temporarily repaid Nortel an aggregate of US$130.0 million (approximately HK$1,012.7 million) in 2000 to save interest expenses and at the same time, Nortel granted a revolving facility of the same amount to us for general corporate purposes with an expiry date on March 12, 2001, which was extended until March 11, 2002, and subsequently further extended to September 11, 2004 pursuant to an agreement signed among Nortel, UOB and us dated May 17, 2002.

     On July 30, 2002, we entered into various documents to amend the bank loans and vendor loans facilities in order to accommodate changes to our group structure, as well as to vary certain financial covenants. The maturity date of the loans, amounts lent and interest provisions have not been altered. For a description of the various covenants, see “Certain Indebtedness” below.

     As of December 31, 2002, the outstanding loan balances from UOB and Nortel were HK$420.0 million and HK$365.3 million, respectively and are repayable in quarterly instalments through September 2004. The available revolving facility was US$61.7 million, or HK$480.9 million, as of December 31, 2002. The UOB loans and Nortel loans were repayable within two years and were secured by a charge over all the assets, revenues and shares of Mandarin. The bank loans and vendor loans bear interest at prevailing interest rates.

     As of December 31, 2002, we had total bank and vendor loans of HK$785.3 million, a cash reserve of HK$208.2 million and an available revolving facility of HK$480.9 million. Our net debt (total bank loans and vendor loans less cash reserves) amounted to HK$577.1 million and the net debt to equity ratio was 86% as of December 31, 2002.

     We expect that the financial impact of our 3G rollout would not be felt until 2004 and we are in discussion with a number of vendors and financial institutions to ensure we can roll out our 3G services on a sound commercial basis, when the time is right.

Contractual Obligations

     The following table sets forth certain information regarding our contractual obligations to make future payments as of December 31, 2002:

	Payment Due by Period (HK$ million)

		Less Than			After 5
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	Years

Trade payables	56.4	56.4	—	—	—
Other payables and accrued charges	171.3	171.3	—	—	—
Short-term debts	362.1	362.1	—	—	—
Long-term debts	550.4	—	550.4	—	—
Total	1,140.2	589.8	550.4	—	—

     The following table sets forth certain information regarding our other commercial commitments as of December 31, 2002:

	Amount of Commitments
	Expiration per Period (HK$ million)

		Less Than			After 5
Commercial Commitments	Total	1 Year	1-3 Years	4-5 Years	Years

Operating lease commitments	303.1	200.3	95.5	7.1	0.2
Capital commitments	56.1	56.1	—	—	—
Total	359.2	256.4	95.5	7.1	0.2

     As of December 31, 2002, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

Certain Indebtedness

Loan Facilities

     As of December 31, 2002, we had bank and other borrowings of approximately HK$785.4 million. This comprised:

•	long-term guaranteed and secured bank loan of HK$420.0 million from UOB which were used for capital expenditures and working capital purposes;

•	U.S. dollar-denominated long-term secured vendor loan of US$46.8 million (approximately HK$365.3 million) from Nortel, which was used in connection with the purchase of network equipment from Nortel; and

•	obligations under finance leases of approximately HK$0.1 million.

     All such debt was long-term debt, except HK$238.6 million would be repayable in 2003. Our long-term debt (other than our obligations under finance leases) was secured by charges on most of our assets, which included our bank accounts, revenues and receivables, plant and equipment, intellectual property rights, rights under our telecommunications licenses (including our 3G license) and goodwill.

     Our long-term loan facilities consist of:

•	Nortel facility: a US$155 million (approximately HK$1,209 million) term loan facility issued in favor of Mandarin by Nortel as arranger and principal lender; and

•	UOB facility: a HK$600 million term loan facility issued in favor of Mandarin by UOB as arranger and principal lender.

     Before the global offering, the interest rates applicable to the Nortel facility ranged from LIBOR plus 4.0% to LIBOR plus 5.5%. The interest rates applicable to the UOB facility ranged from the higher of the Hong Kong interbank offer rate, HIBOR, or the cost of funds plus 3.5% to the higher of HIBOR or the cost of funds plus 5.0%. After the global offering, the interest rates applicable to the UOB facility have ranged from the higher of HIBOR or the cost of funds plus 4.0% to the higher of HIBOR or the cost of funds plus 5.5%. Each facility matures in September 2004 with repayments of principal due in quarterly installments commencing in March 2001. Both facilities contain a number of covenants that restrict our ability to take certain actions without the prior approval of Nortel and UOB.

     On July 30, 2002, we entered into various agreements to effect certain amendments to the bank loan and vendor loan facilities in order to accommodate changes to our group structure for business development and/or cost saving measures, including the provision of a corporate guarantee by SUNDAY Communications to secure all the obligations and liabilities of its wholly-owned subsidiaries, as well as to vary the required targets for subscribers, earnings, tangible net worth and debt service ratio. The maturity of the loans, amounts lent and interest provisions have not been altered.

     Some of the covenants under the Nortel and UOB facilities restrict us and our subsidiaries from taking certain actions without prior approval of Nortel and UOB. These covenants include the following:

•	Mandarin must operate its business in accordance with business plans approved by Nortel and UOB except for variations that would not have a material adverse effect on Mandarin’s financial condition, operations or ability to repay the debt;

•	Mandarin cannot incur capital expenditures in any budget period greater than 15% above the levels specified in the business plan then in effect;

•	Mandarin is required to continuously meet certain subscriber, earnings, tangible net worth and debt service ratio targets;

•	Mandarin must continue to be managed by such person or persons who, in the reasonable opinion of Nortel and UOB, have sufficient expertise and experience in the Hong Kong or international communications industry so as to be able to provide adequate managerial personnel to implement and execute Mandarin’s business plan then in effect in accordance with good industry practice;

•	Mandarin is prohibited from declaring or paying dividends unless it makes a prepayment to the facilities which equals the total amount of a dividend, and that dividend and the matching pre-payment can only be funded from our excess cash flow;

•	Mandarin is required to deposit all of its revenues into an account from which it may only withdraw amounts for its operating expenses, working capital and capital expenditures, as provided in the business plan then in effect. The rest of its revenue goes toward paying principal and interest on the facilities and into a minimum six months debt service reserve account for future payments. If there is any excess cash flow after these commitments, Mandarin may use 50% of that excess cash, but it must use the other 50% to prepay the facilities;

•	Mandarin generally cannot, without the consent of Nortel and UOB, incur new debt except for certain permitted indebtedness incurred in the ordinary course of business;

•	Mandarin cannot use its assets to secure any additional debt, subject to certain exceptions; and

•	Mandarin will be in default:

(a)	if it defaults on any other loan in excess of US$2 million;

(b)	if the Company or certain group companies default on any other loan in excess of US$10 million; or

(c)	if, in the opinion of Nortel and OUB, an event occurs which has a material adverse effect on our financial condition, operations or ability to repay our debt.

     Failure to comply with these covenants and restrictions, subject to a 14-day grace period in the case of a remediable event, would entitle the lenders to accelerate the maturity of the outstanding debt under the facilities and exercise their security rights over substantially all of Mandarin’s assets.

     SUNDAY Holdings (Hong Kong) Corporation, Mandarin’s immediate holding company, has created mortgages and charges on all of its shares in Mandarin to Nortel and UOB.

     As of December 31, 2002, the outstanding loan balances from UOB and Nortel were HK$420.0 million and HK$365.3 million, respectively. The available revolving loan facility from Nortel was US$61.7 million as of December 31, 2002.

     The table below sets out the repayment schedule for our borrowings (excluding our obligations under our finance leases) as of December 31, 2002:

HK$ millions

Balance due in:
Year 2003	238.5
Year 2004	546.8

785.3

Finance Leases

     We entered into several finance leases for certain computer and network equipment. As of December 31, 2002, we had outstanding finance lease obligations of HK$138,000, which is required to be fully settled in 2003.

Guarantees and Pledges

     Mandarin has pledged a fixed deposit to UOB to obtain a guarantee of HK$1.7 million to the Hong Kong Airport Authority in relation to our network facilities installed at the Chek Lap Kok airport. The guarantee will expire in March 2007.

Future Funding Requirements

     Our ability to meet our future debt service obligations will in large part depend on our improving cash from operations and utilizing existing financing facilities. We cannot give any assurance that we can generate sufficient operating cash flow or that we will be able to satisfy the required conditions in order to obtain funds under our existing financing facilities.

     The actual amount of our financing requirements will depend on our future performance, market conditions and other factors, many of which are beyond our control and cannot be predicted with certainty. We may need to raise additional funds, however, to finance more rapid expansion, unanticipated operating losses, and new investments for the development of new or enhanced services and technologies. We would expect to seek such additional funds, if necessary, through new issuance of shares and debt financing from banks, vendors or private placements. If we do not have access to adequate capital on terms favorable to us or at all in a timely manner, our ability to service our debt, our business, financial condition and prospects could be severely adversely affected.

     Our high debt level could also have important adverse consequences, including reducing our ability to obtain additional financing for working capital, capital expenditures, debt service and other purposes, requiring us to divert a substantial portion of our operating cash flow to debt service, limiting our flexibility in reacting and taking advantage of developments and opportunities in the industry and our business, and placing us at a competitive disadvantage to our competitors that have less debt.

Inflation

     We have not experienced any significant inflationary pressure in Hong Kong during the three years ended December 31, 2002. We expect that inflation would not have a material impact on our business, financial condition or results of operations in 2003. However, if Hong Kong experiences significant inflation in the future, we may not be able to fully offset the related higher costs through tariff increases. The inability of failure to do so could adversely affect our business, financial condition and results of operations.

US GAAP Reconciliation

     We prepare our consolidated financial statements in accordance with HK GAAP which differs in certain material respects from US GAAP. Note 27 to our audited consolidated financial statements provides a description of the significant differences between HK GAAP and US GAAP.

     The differences between HK GAAP and US GAAP include significant differences in the presentation of our results of operations. Under HK GAAP, consolidated statements of operations are reported by nature whereby network costs are presented separately under operating expenses and bad debt expenses are presented under cost of services. Under US GAAP, however, statements of operations are reported by function and the network costs and salaries and related costs, excluding depreciation, which are directly related to the generation of revenue are included in cost of services. Rental, salaries and related costs and bad debt expenses are presented under selling, general and administrative expenses.

     Other differences between HK GAAP and US GAAP include accounting for and disclosure of deferred taxation and compensation costs in respect of grant of share options to employees, the accounting treatment of connection fee of mobile services and the 3G license.

     A reconciliation of net loss and total shareholders’ equity as of and for the years ended December 31, 2000, 2001 and 2002 under HK GAAP to the comparable amounts determined under US GAAP is also provided in note 27 to our consolidated financial statements.

RESEARCH AND DEVELOPMENT

     We believe that our success depends on our ability to improve applications in anticipation of emerging technologies. We will introduce new services and products through:

•	internal R&D efforts;

•	market research; and

•	incorporation of new technologies and applications from third parties.

     Since our inception, we have envisaged the convergence of mobile communications and data technologies and in anticipation of such convergence, we have, in conjunction with Nortel, improved and installed onto our mobile network a number of enhanced and location based services and products, such as Mobile Cupid, Jetso and Mobile Concierge, which were not previously available elsewhere in Southeast Asia when we launched our services.

     Our product development, principally relating to improvement of commercially available service applications, is undertaken primarily by a dedicated team which worked closely with both devices and software vendors to develop innovative and user friendly wireless data and applications and services to our subscribers based on existing and the GPRS technologies to our subscribers.

TREND INFORMATION

     The wireless communications industry in Hong Kong is highly volatile and intensely competitive, and has shifted from being a high-growth mass market to one characterized by saturation of penetration. Industry participants, from time to time, confront aggressive pricing practices by competitors, fast changing customer demand patterns and rapid technological developments. Our financial condition and future results may be subject to a number of factors that could cause actual results differ materially from the our estimates or projected results contained in any forward-looking statements in this report. Such factors are discussed in Item 3 “Key Information — Risk Factors”.

     We expect 2003 to continue to be a competitive year for the industry. In 2003, we will focus our attention on profitability through improving customer retention, maintaining and slowly growing the subscriber base, maintaining ARPU and enhancing productivity. Market segmentation will continue to be our strategic theme as we pursue these growth objectives. The new wireless data services and MMS interoperability are expected to provide additional revenue growth in 2003. More mobile phones supporting MMS and other data services based on GPRS technology were introduced to the market in late 2002 and this trend will continue.

     We believe that 3G would not become a significant market reality before 2004 and that the key to success in 3G services would be a cost-effective platform that delivers creative and tailored services. We have performed comprehensive planning on all network, IT and service delivery systems required for the launch of 3G services and are in discussion with various vendors and financial institutions to ensure we can roll out our 3G services on a sound commercial basis, when the time is right.

     We have followed the developments in 3G around the world with close attention and are convinced that our vision and strategic remain effective. In particular, it is ever more evident that a 3G license will be essential for success in future in Hong Kong and that alternative ways of delivering wireless communications services based on either older technology or mobile virtual network operations would not be competitive. We expect that the arrival of 3G commercially to be a catalyst for the long-expected consolidation in the industry in Hong Kong, to the benefit of our shareholders as well as other 3G license holders.

     We believe that our competitive strengths are becoming ever more relevant as new generation of technologies begins to transform the way people use and think about mobile communications.

Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

     Our directors are as follows:

Name	Age(1)	Position	Position Held Since

Richard John Siemens	58	Co-Chairman and	November 24, 1999
		Executive Director
Edward Wai Sun Cheng	47	Co-Chairman and	November 24, 1999
		Executive Director
William Bruce Hicks	41	Group Managing Director	January 1, 2002(2)
Kuldeep Saran	51	Executive Director	November 24, 1999
Andrew Chun Keung Leung	46	Executive Director	November 24, 1999
Henry Michael Pearson Miles	66	Non-executive Director	January 27, 2000
Simon Murray	63	Non-executive Director	January 27, 2000
Robert John Richard Owen	63	Non-executive Director	January 27, 2000
Hongqing Zheng	55	Non-executive Director	November 24, 1999

(1)	Ages as of March 25, 2003

(2)	William Bruce Hicks has been an Executive Director since November 24, 1999 and was appointed as the Group Managing Director on January 1, 2002.

     Mr. Richard John Siemens, Co-Chairman and Executive Director, has been with the SUNDAY group since 1995. Mr. Siemens is chairman and a founding member of Distacom Communications Limited and co-chairman and a founding member of Mandarin Communications Limited. He is also the chairman of e-Kong Group Limited, a company listed on the Stock Exchange of Hong Kong. Born and raised in Canada, Mr. Siemens was trained as a Chartered Accountant and came to Hong Kong in 1979. In 1984, he formed Hutchison Telephone Company Limited in partnership with Hutchison Whampoa and Motorola. Mr. Siemens, as group managing director of Hutchison Telecommunications Limited, was instrumental in the establishment of other well-known companies including AsiaSat, STAR TV and Metro Radio and Hutchison’s move into the European wireless business with “Orange”. Mr. Siemens is a member of the Company’s remuneration committee.

     Mr. Edward Wai Sun Cheng, Co-Chairman and Executive Director, is a founding member of Mandarin Communications Limited and has been with the SUNDAY group since 1995. Mr. Cheng is also currently the chief executive of USI Holdings Limited. USI, a publicly listed company on the Stock Exchange of Hong Kong, is a member of the Wing Tai Asia group. Mr. Cheng is a member of the Hong Kong SAR Government’s Council of Advisors on Innovation and Technology, the Council of City University of Hong Kong, Mandatory Provident Fund Schemes Appeal Board, the Securities and Futures Commission’s Takeovers and Mergers Panel and the Takeovers Appeal Committee, the Operations Review Committee of the Independent Commission Against Corruption, the Provisional Construction Industry Co-Ordination Board, and the Executive Committee of the Hong Kong Housing Society. Mr. Cheng is a member of the Company’s remuneration committee.

     Mr. William Bruce Hicks, Group Managing Director, has been with the SUNDAY group since the inception of Mandarin Communications Limited in 1995 when he led the team which successfully acquired SUNDAY’s PCS license. He has been a partner and director of Distacom Communications Limited of Hong Kong since 1994. Prior to joining Distacom, Mr. Hicks was at Hutchison Telecom, where he was responsible for technical operations in Hong Kong and actively involved in new business development in Asia and Europe. Mr. Hicks, a Canadian, began his career with Motorola Inc. in the United States. He received his B.S.E.E. degree from Michigan Technological University in 1983 and an M.B.A. from the International Management Institute in Geneva, Switzerland in 1987.

     Mr. Kuldeep Saran, Executive Director, has been a director of Mandarin Communications Limited since 1998 and is an executive director of Distacom Communications Limited. He is also deputy chairman of e-Kong Group Limited. Mr. Saran joined Distacom from Deutsche Bank where he was the head of the Asia Pacific telecoms group. Prior to that, Mr. Saran was director of planning at Hutchison Telecommunications responsible for the development and execution of new businesses in Europe and Asia. Before moving to Hong Kong in 1992, Mr. Saran was the country head of Motorola for India. He holds a Bachelors degree in engineering and an M.B.A.

     Mr. Andrew Chun Keung Leung, Executive Director, has been a director of Mandarin Communications Limited since 1997. He graduated from the University of Hong Kong with an Honours Bachelors degree in Laws and a Post Graduate Certificate in Laws. Between 1980 and 1987, Mr. Leung practiced corporate finance law in Hong Kong and Sydney, Australia. Thereafter, until 1990, Mr. Leung served as a banker in the Asian investment banking divisions of two major international investment banks. Between 1990 and 1993, Mr. Leung initiated and structured a number of key infrastructure projects in Thailand’s communications and mass transit sectors. From 1993 to 1997, he was the executive director of World-Wide (Holdings) Limited, a company specializing in direct investment activities for the Worldwide Investment Group, which was founded by Sir Y.K. Pao. Mr. Leung is responsible for overseeing USI’s communications and technology investments, including its interests in the SUNDAY group.

     Mr. Henry Michael Pearson Miles OBE, Non-executive Director, has been with the Company since January 2000. He is currently chairman of Johnson Matthey plc, and Schroders plc, and a non-executive director of BP; all companies registered in the United Kingdom. Between 1984 and 1988, he was chairman of Swire Pacific Limited and Cathay Pacific Airways Ltd. He was also a non-executive director of Hong Kong Bank 1984/88. Between 1976 and 1999, he was a director of John Swire and Sons (Hong Kong) Limited. Between 1988 and 1999, he was an executive director of John Swire & Sons Limited, to which he is now an advisor. Mr. Miles is a member of the Company’s audit committee and remuneration committee.

     Mr. Simon Murray CBE, Non-executive Director, has been with the Company since January 2000. Mr. Murray is a co-founder and shareholder of Distacom International Limited. Mr. Murray was the executive chairman in Asia Pacific of Deutsche Bank group until early 1998 when he established his own business. He is the chairman of GEMS (General Enterprise Management Services), a private equity fund management company sponsored by Simon Murray and Associates. He is also a director of a number of public companies including Hutchison Whampoa Limited, Cheung Kong Holdings Limited, Hermes International and Sino Forest Corporation. Mr. Murray is a member of the Former Directors Committee of The Community Chest and is involved in a number of other charitable organizations including The China Coast Community Association. In 1994, Mr. Murray, who is British, was awarded the CBE by HM The Queen of England for his contribution to the Hong Kong community. Mr. Murray is a member of the Company’s audit committee.

     Mr. Robert John Richard Owen, Non-executive Director, has been with the Company since January 2000. From 1979 to 1987, Mr. Owen held various positions with Lloyds Bank, including chairman of Lloyds Merchant Bank and director of Investment Banking of the Lloyds Bank group. In 1988, Mr. Owen was recruited by the Hong Kong Government as advisor on securities markets to lead the implementation of extensive reforms to the regulation and operation of Hong Kong’s securities and futures markets. From 1989 to 1992, he served as the first chairman of the Securities and Futures Commission of Hong Kong. Since 1992, Mr. Owen has held a number of concurrent positions which include chairman of TechPacific.com Limited (from 1999), chairman of Crosby Limited (from 2001), director of Nomura International (Hong Kong) Limited (from 1994), member of the Regulatory Council of the Dubai International Financial Centre (since 2002), council member, Lloyds of London (1993-1996), chairman of the International Securities Consultancy Ltd. (from 2000) and director of various other companies and investment funds. Mr. Owen is chairman of the Company’s audit committee.

     Mr. Hongqing Zheng, Non-executive Director, has been with the SUNDAY group since 1996 when he was appointed a director of Mandarin Communications Limited. He graduated from the planning and statistics department of the People’s University of China and holds a Master’s degree in economics. Mr. Zheng has over 23 years experience in economic development work and is a qualified senior economist. Prior to joining the SUNDAY group, Mr. Zheng was a committee member of the State Commission for Restructuring Economic System and director of the Comprehensive Planning Department and general manager of the China Container Corporation. Mr. Zheng is also a director and deputy general manager of China Travel Service (Holdings) Hong Kong Limited and holds chairmanships and directorships in various subsidiaries of China Travel Service (Holdings) Hong Kong Limited.

     The following persons served as directors during the year ended December 31, 2002 and had resigned/retired on or before May 31, 2003:

Name	Position	Resignation/Retirement Date

Craig Edward Ehrlich	Non-executive Director	May 22, 2003(1)
Peter Kin Ngok Lam	Non-executive Director	May 22, 2003
Tak Sing Yip	Non-executive Director	March 28, 2003(2)

(1)	Craig Edward Ehrlich was the Group Managing Director since November 24, 1999 and his position was changed to Executive Director on January 1, 2002. On January 1, 2003, he became a Non-executive Director.

(2)	Tak Sing Yip was appointed on June 11, 2002.

Senior Management

     Our senior management is as follows:

Name	Position	With SUNDAY Since

Wilson Bun Chu	Group Director — Sales & Marketing	2000
Janet Ching Man Fung	Group Director — Finance and Company Secretary	1997
Frankie Chun Keung Wong	Group Director — Network Operations	1996
Henry Kam Heng Wong	Group Director — New Technologies	1996
Wai Lok Cheung	Director — Legal & Regulatory	2000
Irene Kar Ling Ho	Director — Marketing & Communications	2003
Frienty Wai Fong Ko	Director — Customer Care	2003
Agnes Pik Yee Tang Mak	Director — Information Technology	2003
Pauline Poh Gaik Ooi	Director — Internal Audit	2001
Michael Sui Wing Wong	Director — Dealer Sales	2002

     Mr. Wilson Bun Chu, Group Director — Sales & Marketing, brings to SUNDAY 20 years of valuable management experience. Wilson is a member of the Hong Kong Society of Accountants and Canadian Institute of Chartered Accountants. He also holds a B.A. (Economics) degree and an M.B.A. from the University of Western Ontario and York University in Canada, respectively. Before joining SUNDAY in 2000, Mr. Chu was president of admart. Prior to that, he was the managing director for The Body Shop’s Hong Kong and Macau operations, executive director of Giordano International Limited and director and executive vice president of Tiger Enterprises Limited (Giordano’s joint venture in China).

     Ms. Janet Ching Man Fung, Group Director — Finance and Company Secretary, has over 18 years experience in public accounting, financial consultancy and management in Hong Kong and the PRC. She was the finance director of the Far East operations of Liz Claiborne group before joining the SUNDAY group in 1997. She holds a first class honors degree in management studies from the University of Hong Kong and is a fellow member of the Association of Chartered Certified Accountants (UK), the Hong Kong Society of Accountants, and a member of CPA Australia.

     Mr. Frankie Chun Keung Wong, Group Director — Network Operations, joined the SUNDAY group in 1996. He has over 15 years experience in planning, development, engineering and operations in mobile and fixed networks. Prior to joining the SUNDAY group, Mr. Wong worked for Hutchison Telecom (Hong Kong) and was responsible for building the GSM and CDMA networks. Earlier, he was involved in a number of projects with Cable & Wireless HKT in switching, intelligent network, transmission and network management areas. He holds a first class honors degree in electrical & electronic engineering from the City University (London), and he is a Chartered Engineer, member of Institute of Electrical Engineers (UK) and The Hong Kong Institution of Engineers.

     Dr. Henry Kam Heng Wong, Group Director — New Technologies, joined the SUNDAY group in 1996 following seven years at Hutchison Telecom (Hong Kong) Ltd. where he was senior manager in the Radio Systems Engineering Department of Hutchison Telephone Company Ltd. He was involved in the building of network, the first CDMA commercial system in the world. His academic qualifications include a B.Sc. (Hons) in computer engineering (University of Manchester), a Ph.D. in mobile radio telecommunications (University of Southampton) and an M.B.A. (University of Hull).

     Mr. Wai Lok Cheung, Director — Legal & Regulatory, joined the SUNDAY group in 2000. Mr. Cheung brings with him a wealth of experience in the legal and regulatory side of the telecommunications industry. Prior to joining SUNDAY, he was the general manager, legal, administration and procurement at Peoples Telephone Company. Mr. Cheung graduated from the Lingnan University with an Honors Diploma in company secretaryship and administration and received an M.B.A. degree from Leicester University, U.K. He also earned his LL.B. from the University of Wolverhampton, U.K.

     Ms. Irene Kar Ling Ho, Director — Marketing & Communications, joined the SUNDAY group in 2003 and brought with her over 12 years’ experience in areas of public relations and marketing program design. Prior to joining SUNDAY, Irene worked for PCCW Ltd. as Assistant Vice President, Corporate Communications, where she took the role of identifying promotional opportunities for the PCCW group and overseeing the implementation of public relations programs for a wide spectrum of telecom products. She is also experienced in event marketing both in the telecom and the quasi-government sector including Hong Kong Trade Development Council and Hong Kong Tourist Association (now renamed as Hong Kong Tourism Board), where she managed a range of large-scale promotional events and trade fairs, both in Hong Kong and overseas.

     Ms. Frienty Wai Fong Ko, Director — Customer Care, joined the SUNDAY group in 2003. She has over 17 years experience in sales, marketing and customer service in the banking services and telecoms industries. Prior to joining SUNDAY, Ms. Ko worked for PCCW as general manager, business development — banking where she managed new business opportunities in mainland China. She has also served as the head of direct banking at Citibank (HK) and was a branch manager for Standard Chartered Bank (HK). Ms. Ko graduated from Simmons College in Boston with a Bachelor degree in business administration.

     Mrs. Agnes Pik Yee Tang Mak, JP, Director — Information Technology, joined the SUNDAY group in 2003. Mrs. Mak has over 20 solid years of experience in information technology. Prior to joining the SUNDAY group, Mrs. Mak was head of IT of Mandatory Provident Fund Schemes Authority, Head IT — Asia Pacific North of British American Tobacco China and the director of MIS of The Gap (Far East) Ltd. Mrs. Mak is a fellow and past president of Hong Kong Computer Society. Mrs. Mak is a council member of Hong Kong Productivity Council, member of the Finance Committee of Hong Kong Housing Authority, and the IT Projects Vetting Committee and General Support Program Vetting Committee of the Innovation and Technology Fund.

     Ms. Pauline Poh Gaik Ooi, Director — Internal Audit, joined the SUNDAY group in 2001. She has over 15 years of experience in audit and business development in the Asia/Pacific region. Prior to joining SUNDAY, Ms. Ooi was a manager of the internal audit team at PCCW (previously Hong Kong Telecom) responsible for a wide variety of audit related assignments, fraud & ad hoc investigations and special review projects. Ms. Ooi started her early career in the major accounting firms in the Asia/Pacific region, Deloittes Touche Tohmatsu and PricewaterhouseCoopers. She also has business development experience in the radiopharmaceutical/biomedical industry, which is a part of an organization belonging to the Australian Commonwealth Government. Ms. Ooi holds a Bachelor degree, major in accounting & information system, from the University of New South Wales in Australia and is a Certified Practicing Accountant of CPA Australia and a member of the Hong Kong Society of Accountants.

     Mr. Michael Sui Wing Wong, Director — Dealer Sales, joined the Group in January 2002. Mr. Wong has 18 years experience in the mobile communications industry with strong expertise in sales and strategic investment. He was a sales manager at Hutchison Telephone Company Limited and helped Motorola Inc. to develop dealer sales business in China. Prior to joining SUNDAY, he was a senior vice president of Strategic Investment of Distacom Communications Limited, focusing on business development in China.

COMPENSATION

     For the years ended December 31, 2000, 2001 and 2002, the aggregate amounts of compensation incurred for all of our senior officers and directors were approximately HK$54.1 million, HK$39.0 million and HK$44.7 million, respectively. The 2002 compensation amount included termination benefits (mainly severance pay and payments in lieu of notice) of HK$6.0 million, which were for certain senior officers whose employment were terminated during the restructuring in December 2002.

     For the years ended December 31, 2000, 2001 and 2002, the aggregate amount of pension retirement or similar benefits for our directors and senior officers incurred was approximately HK$0.7 million, HK$0.7 million and HK$0.4 million, respectively.

     We paid each of our independent Non-executive Directors approximately HK$186,000, HK$200,000 and HK$200,000 for the years ended December 31, 2000, 2001 and 2002, respectively, as compensation for acting in such capacity and will review the amount of compensation annually.

BOARD PRACTICES

     As of May 31, 2003, our board consisted of nine members. There are four Non-executive Directors, three of whom are independent Non-executive Directors. Pursuant to our Articles of Association, at each general meeting one-third of our directors shall retire from office by rotation. If the number of directors on the board is not a multiple of three, the number of directors to retire shall be decreased to the number nearest to but not greater than one-third. The chairman of our board and/or our managing director shall not, while holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. A retiring director shall be eligible for re-election. None of the Directors has entered into or is proposing to enter into a service contract with the Company or its subsidiaries, which is not determinable by the employer within one year without payment of compensation (other than statutory compensation). There are no provisions relating to retirement of directors upon reaching any age limit.

     Our board is scheduled to meet at least three times a year to determine overall strategic direction and objectives and approve interim and annual results, budgets and other significant matters. All directors are able to take independent professional advice at the Company’s expense in furtherance of their duties if necessary. During the year ended December 31, 2002, three board meetings were held with an average attendance rate of 76%.

     The board appointed an executive management committee which consists of our executive directors. The principal functions of this committee include formulating strategies and overseeing our operational matters under the direct authority of the board. The committee meets regularly each month and on an ad hoc basis as required with senior management, and engages in frequent informal discussions.

     Our board also appointed an audit committee, which consists of three independent Non-executive Directors. Its principal responsibilities include selecting and engaging on our behalf independent public accountants to audit our financial statements, reviewing and approving the nature and scope of both the statutory and internal audits, considering and approving our interim and annual accounts, and reviewing the adequacy and effectiveness of our accounting and financial controls. The committee also meets regularly with the external auditors and our internal audit personnel and follows up with management regularly regarding management actions arising from the audits. The members of the audit committee are Mr. Robert Owen, Mr. Michael Miles and Mr. Simon Murray. During the year ended December 31, 2002, two committee meetings were held with an average attendance rate of 83%.

     The board has also appointed a remuneration committee which consists of three members, namely Mr. Richard Siemens, Mr. Edward Cheng and Mr. Michael Miles to review matters relating to compensation of the directors and officers and such other matters relating to remuneration as directed by the board from time to time. No director plays a part in any discussion regarding his own remuneration. It meets at least once a year.

     In 2000, the board appointed a share option scheme committee which currently comprises Mr. Richard Siemens and Mr. Edward Cheng to deal with the granting of share options under the share option scheme approved by the shareholders. Two independent Non-executive Directors, Mr. Michael Miles and Mr. Robert Owen, had been delegated with full powers of the board to deal with granting of share options to our two Co-Chairmen before the amendment of Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Listing Rules, in September 2001. In accordance with the amended Chapter 17 of the Listing Rules, the granting of share options to our directors, the chief executive, and substantial shareholders requires approval by the independent Non-executive Directors.

EMPLOYEES

     We had a total of 683 employees as of December 31, 2002, of which 510 employees were in Hong Kong and 173 employees were in Shenzhen, the PRC. We offer comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performance. Other staff benefits include Mandatory Provident Fund schemes, subsidized medical care and subsidies for external educational and training programs.

     We adopted an employee share option scheme on March 1, 2000, or the Old Scheme, and have since issued share options to most of our permanent employees. On May 22, 2002, our shareholders approved the adoption of a new share option scheme, or the New Scheme, and the termination of the operation of the Old Scheme. Upon termination of the Old Scheme, no further options will be offered under the Old Scheme but the provisions of the Old Scheme will remain in full force and effect in respect of the existing options granted.

Share Ownership

     The following table shows the number and class of voting securities of the Company owned by the directors and senior management who had interests as of May 31, 2003.

Percentage of Total
Name	Position	Shares Outstanding	Special Voting Rights

Richard John Siemens	Co-Chairman and Executive Director	Less than 1%*	None
Edward Wai Sun Cheng	Co-Chairman and Executive Director	Less than 1%*	None
William Bruce Hicks	Group Managing Director	Less than 1%*	None
Kuldeep Saran	Executive Director	Less than 1%*	None
Simon Murray	Non-executive Director	Less than 1%*	None
Hongqing Zheng	Non-executive Director	Less than 1%**	None
Janet Ching Man Fung	Group Director — Finance	Less than 1%	None
Frankie Chun Keung Wong	Group Director — Network Operations	Less than 1%	None
Henry Kam Heng Wong	Group Director — New Technologies	Less than 1%	None

*	Each of Mr. Richard John Siemens, Mr. William Bruce Hicks, Mr. Kuldeep Saran and Mr. Simon Murray may be deemed to beneficially own all the shares owned by Distacom due to their status as directors, senior officers or controlling persons of Distacom. Mr. Edward Wai Sun Cheng may be deemed to beneficially own all the shares owned by USI due to his status as director, senior officer or controlling person of USI. See Item 7 “Major Shareholders and Related Party Transactions — Major Shareholders”.

**	Mr. Honqing Zheng may be deemed to beneficially own all the shares owned by China Travel Service (Holdings) Hong Kong Limited, one of the shareholders prior to our global offering, due to his status as director, senior officer or controlling person of China Travel Service (Holdings) Hong Kong Limited.

     Statements as to securities beneficially owned by directors and senior management, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and senior management and from records available to us.

Share Option Scheme

Share Option Scheme Adopted on March 1, 2000

     We adopted an employee share option scheme on March 1, 2000. Under the terms of the scheme, our board of directors may, in its discretion from time to time, and subject to such conditions as it may determine, within 10 years beginning on the adoption date, offer to grant qualifying employees and directors of our company or our subsidiaries options to subscribe for our ordinary shares. Upon accepting an option, a grantee must pay HK$1.00 to us as consideration for the grant.

     The maximum number of ordinary shares over which options may be granted under this scheme may not, when aggregated with any shares subject to any other executive and employee share option scheme involving the issue or grant of options over our shares and other securities, exceed 10% of our issued share capital from time to time (excluding for this purpose from the issued share capital any shares which have been issued on the exercise of any option granted under this scheme). The number of shares over which an option may be granted to any one person at any time is limited such that no person may be granted an option, which, if exercised in full, would result in such person becoming entitled to subscribe for shares which, when aggregated with the total number of shares subscribed under options previously granted to that employee, would exceed 25% of the aggregate number of shares over which all options may be granted under the scheme.

     Our board of directors may determine, in its discretion, the consideration for a share payable by a participant upon the exercise of any option granted under the share option scheme, save such price will not be less than the higher of: (1) the nominal value of a share; or (2) 80% of the average of the closing prices of our shares on The Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the date of grant of the option on which there were dealings in our shares on The Stock Exchange of Hong Kong.

     Our board of directors has absolute discretion to determine the exercise period of any option, except that no option may be exercised more than 10 years after its grant.

     Where there is any change in our capital structure, such corresponding alterations shall be made in the number of shares subject to any option, the subscription price, the method of exercise of any option and/or the maximum number of shares available for subscription under the scheme as independent auditors shall certify in their opinion to be fair and reasonable. No change in our capital structure is permitted where it will cause shares to be issued below their nominal value.

     Our board of directors may in certain circumstances alter our share option scheme by resolution, except that any material alterations to the terms are subject to prior approval by The Stock Exchange of Hong Kong Limited. No alteration is permitted to certain provisions to the extent such alteration adversely affects any options granted or agreed to be granted before the date of such alteration, save with the consent of the holders of not less than two-thirds of the shares to be issued on exercise of the relevant options.

     On March 23, 2000, we granted 39,586,616 share options to all employees hired on or before March 22, 2000 for a total consideration of HK$630. The share options are exercisable at HK$3.05 per share. On May 31, 2000, we granted 146,483,120 share options to all employees and Executive Directors for a total consideration of HK$682, exercisable at HK$1.01 per share, and 3,108,961 share options to employees hired after March 22, 2000 for a total consideration of HK$93, exercisable at HK$3.05 per share. On January 19, 2001, we granted 4,213,147 share options to employees hired after May 30, 2000 for a total consideration of HK$178, exercisable at HK$1.01 per share. Of the options granted, generally, 40% become exercisable after one year from the grant date and 30% per annum during the following two years.

     During the year ended December 31, 2002, no options were exercised and options over 35.4 million shares were forfeited upon termination of employment of certain employees. No compensation cost to employees is required to be recognized in 2002 in respect of the grant of the share options under HK GAAP. Under US GAAP, there was a write-back of compensation cost of HK$111,000. The US GAAP accounting treatment and the basis of amortization are set out in note 27(a)(iii) to our audited consolidated financial statements.

     In March 2003, options over 75 million shares of the five Executive Directors were cancelled at a total consideration of HK$5. As of May 31, 2003, no options were held by our directors. The table below sets out the share options granted to senior management to purchase our ordinary shares, which are outstanding as of May 31, 2003.

	Securities	Number of Securities
	Called for	Underlying Options	Exercise Price	Expiration Date

Senior officers	Ordinary Shares	7,472,998	$3.05	March 23, 2010
	Ordinary Shares	1,084,813	$3.05	May 31, 2010
	Ordinary Shares	9,642,623	$1.01	May 31, 2010
	Ordinary Shares	362,919	$1.01	January 19, 2011

Share Option Scheme Adopted on May 22, 2002

     Chapter 17 of the Listing Rules, which governs the operation of share option schemes of companies listed in Hong Kong, was amended in September 2001. In response to such changes, on May 22, 2002, our shareholders at an extraordinary general meeting approved the adoption of the New Scheme which complies with the amended Chapter 17 and termination of the operation of the share option scheme adopted on March 1, 2000, or the Old Scheme. Upon the termination of the Old Scheme, no further options will be offered under the Old Scheme but the provisions of the Old Scheme will remain in full force and effect in respect of existing options granted.

     Under the New Scheme, our board of directors may, at its discretion, within ten years commencing on the date of adoption of the New Scheme, grant options to the eligible participants that include (i) any director, employee, consultant, customer, supplier, agent, partner or adviser of or contractor to the SUNDAY group or a company in which the SUNDAY group holds an interest or a subsidiary of such company, or an affiliate; or (ii) the trustee of any trust the beneficiary of which or any discretionary trust the discretionary objects of which include any director, employee, consultant, customer, supplier, agent, partner or adviser of or contractor to the SUNDAY group or an Affiliate; or (iii) a company beneficially owned by any director, employee, consultant, customer, supplier, agent, partner, adviser of or contractor to the SUNDAY group or an affiliate. Each grant of options to a director, chief executive or substantial shareholder or any of their respective associates must be approved in accordance with the requirements of the Listing Rules. Upon accepting an option, a grantee must pay HK$1.00 to us as consideration for the grant.

     The maximum number of ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Scheme and any other schemes must not, in aggregate, exceed 30% of our ordinary shares in issue from time to time. No options may be granted under any share option scheme (including the New Scheme) if this will result in the said 30% limit being exceeded.

     The total number of ordinary shares available for issue pursuant to options which may be granted under the New Scheme and any other share option schemes must not, in aggregate, exceed 10% of our issued share capital as at the date of approval of the New Scheme by our shareholders, or the Scheme Mandate Limit, unless shareholders’ approval is obtained to refresh the Scheme Mandate Limit, provided that the Scheme Mandate Limit so refreshed must not exceed 10% of our issued share capital on the date of the shareholders’ approval. Upon any such refreshment, all options granted under the New Scheme and any other share option schemes (including those outstanding, cancelled, or lapsed in accordance with the New Scheme or any other share option scheme and exercised options) prior to the approval of such refreshment will not be counted for the purpose of calculating whether the refreshed Scheme Mandate Limit has been exceeded. Our board may also seek separate shareholders’ approval in general meeting to grant options beyond the Scheme Mandate Limit (whether or not refreshed) provided that the options in excess of the Scheme Mandate Limit are granted only to the eligible participants specified by us before such approval is sought.

     No option may be granted to any eligible participant which, if exercised in full, would result in the total number of ordinary shares issued and to be issued upon exercise of the share options already granted or to be granted to such eligible participant under the New Scheme (including exercised, cancelled and outstanding share options) in the 12-month period up to and including the new option grant date to exceed one per cent. of our issued share capital as of the new option grant date. Any grant of further share options above this limit shall be subject to certain requirements provided under the Listing Rules.

     The exercise price for any ordinary share under the New Scheme will be determined by our board of directors and notified to each grantee and will be not less than the highest of (i) the closing price of our ordinary share as stated on The Stock Exchange of Hong Kong Limited’s daily quotations sheet on the date of grant of the relevant option, which must be a business day, (ii) an amount equivalent to the average closing price of a share for the five business days immediately preceding the option grant date and (iii) the nominal value of a share.

     As of May 31, 2003, no options were granted under the New Scheme.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table contains information concerning the ownership of our ordinary shares by each person whom we know beneficially owns 5% or more of our ordinary shares as of May 31, 2003.

	Number of Ordinary Shares	Percentage of Ordinary Shares
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned

Distacom Communications Limited(1)	1,380,000,000	46.2%
USI Holdings Limited(2)	359,230,000	12.0%

(1)	Held through its wholly-owned subsidiary, Distacom Hong Kong Limited. Each of Mr. Richard John Siemens, Mr. William Bruce Hicks, Mr. Kuldeep Saran and Mr. Simon Murray may be deemed to beneficially own all the shares owned by Distacom due to their status as directors, senior officers or controlling persons of Distacom.

(2)	Held through its wholly-owned subsidiary, Townhill Enterprises Limited. Mr. Edward Wai Sun Cheng may be deemed to beneficially own all the shares owned by USI due to his status as director, senior officer or controlling person of USI.

     As of May 31, 2003, there were approximately 469,800 ADSs (representing 46,980,000 ordinary shares) in issue, which were held by approximately 900 beneficial holders in the U.S.

     Our five shareholders prior to the global offering together owned 1,254,000,000 non-voting deferred shares, par value HK$1.00 per share, of Mandarin, which is our principal operating subsidiary. If Mandarin is wound up, after distribution of the first HK$100,000 trillion in value of the return on Mandarin’s assets to the holders of ordinary shares of Mandarin, the holders of the non-voting deferred shares of Mandarin’s assets to the holders of ordinary shares of Mandarin, the holders of the non-voting deferred shares of Mandarin are entitled to share in 1% of the balance of the remaining such assets. Non-voting deferred shares of Mandarin are not entitled to share in any other distributions or returns of assets or capital, or to participate in any share of income or assets. As of March 2000, Mandarin’s authorized share capital consisted of 2,000,000,000 shares of par value HK$1.00 per share, divided into 1,254,000,000 non-voting deferred shares and 746,000,000 ordinary shares. All issued ordinary shares of Mandarin are held by SUNDAY Holdings (Hong Kong), which is our wholly-owned subsidiary incorporated in the British Virgin Islands, or its nominee.

     Distacom is a private holding company with interests in multiple wireless investments. The Distacom group currently has holdings in Hong Kong, India and Madagascar. In addition to its shareholding in our company, the Distacom group is also the major shareholder (holding a 42% interest) and operating partner of Spice Communications Limited, a GSM 900 operator in the Indian States of Karnataka and Punjab. Distacom also holds 20% interest in Hutchison Max Telecom Limited, a GSM operator in Bombay, India.

     For a description of these agreements and arrangements between the Distacom group of companies and us, see “Transactions with Principal Shareholders and Their Affiliates” below.

RELATED PARTY TRANSACTIONS

     We have entered into a number of transactions with our shareholders, beneficial shareholders, their respective affiliates and a related company. We believe that such transactions have generally been as favorable to us as similar transactions with third parties would have been. Set forth below is a summary of such transactions.

Transactions with Principal Shareholders and Their Affiliates

Management Services

     For the years ended December 31, 2000 and 2001, Distacom charged us HK$0.5 million and HK$0.9 million, respectively, for sales and marketing services provided based on the resources spent, expertise allocated and actual staff costs incurred.

Leases

     We lease various premises for our warehouses, switching centers and repair center and have obtained property license rights for certain cell sites from affiliates of our shareholders and companies controlled by the father of Peter Kin Ngok Lam who was one of our directors in 2002. For the years ended December 31, 2000, 2001 and 2002, we have made lease payments to such affiliates amounted to HK$5.3 million, HK$4.9 million and HK$4.3 million, respectively.

Shareholder Undertakings

     Our beneficial shareholders prior to the global offering, Distacom, USI, Lai Sun Development, China Travel Service (Holdings) Hong Kong Limited and The Hong Kong Parkview Group Limited, are bound by a number of non-financial undertakings for the following loan facilities: the US$155 million loan facility provided by Nortel and the HK$600 million loan facility provided by UOB. Pursuant to the Sponsor Support Agreement dated as of September 11, 1998, and as modified by the Deed of Release dated February 18, 2000, the Amended and Restated Sponsor Support Agreement dated as of February 18, 2000, and the Second Amendment and Restatement Agreement to the Sponsor Support Agreement dated July 30, 2002, by and among UOB, Nortel, Mandarin, and these five beneficial shareholders, such undertakings include an undertaking by Distacom not to change the general nature, or the scope, of both its and our business. To date, we are not aware of any breach of these undertakings. These undertakings will terminate on repayment of such facilities.

Shareholder Non-competition Agreement

     We have entered into a non-competition agreement with Distacom pursuant to which Distacom agreed that neither Distacom nor its subsidiaries will compete with our businesses in Hong Kong in mobile or fixed line telecommunications or in any internet-related businesses. The agreement allows Distacom, among other things, to acquire or hold up to 15% of the securities of a competing company that is listed on a recognized exchange. The parties are entitled to amend any material provision of the agreement only with a resolution of our shareholders other than Distacom and certain related parties.

     The agreement will terminate on the first date on which the Distacom group is no longer our “substantial shareholder” (as defined in accordance with the Listing Rules of Hong Kong).

Shareholders Agreement

     Our five shareholders prior to the global offering completed in March 2000 and beneficial shareholders and Mandarin were parties to a shareholders agreement. This agreement terminated on commencement of dealings in our shares except for a restriction on disposals of our ordinary shares by our existing shareholders without obtaining any necessary consent of the HKTA.

Transactions with Related Companies

     During the year ended December 31, 2000, we entered into certain agreements based on standard commercial terms with a wholly-owned subsidiary of a related company, e-Kong Group Limited, or e-Kong. Under these agreements, we enabled the customers of e-Kong to make international calls by providing their customers interconnection to our international telecommunications service facility and referred our subscribers of international telecommunications service to make international calls directly through a subsidiary of e-Kong. Such arrangement was terminated effective from September 26, 2001 pursuant to a revised agreement entered on the same date. The revenues from international telecommunications service for the year ended December 31, 2000 and 2001 were approximately HK$4.5 million and HK$6.5 million, respectively. We received a one-time referral revenue of approximately HK$7.6 million from e-Kong, which was included in other revenues in 2000. Messrs. Richard John Siemens, Kuldeep Saran and William Bruce Hicks are directors of both SUNDAY and e-Kong.

     We entered into certain agreements based on normal commercial terms with Lifetree Convergence Limited, or Lifetree, during the years ended December 31, 2001 and 2002. Lifetree provided various software development and consulting services to us, for which we paid approximately HK$0.8 million and HK$1.6 million to Lifetree in 2001 and 2002, respectively. Messrs. Richard John Siemens, Edward Wai Sun Cheng, William Bruce Hicks and Kuldeep Saran are directors of both SUNDAY and Lifetree.

Item 8. FINANCIAL INFORMATION

     See Item 18 “Financial Statements”.

Legal Proceedings

     We are not a party to, nor are we aware of, any threatened or pending litigation, legal or arbitration proceedings which we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operation.

Significant Changes

     In March 2003, several countries, including Hong Kong and the PRC, experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as “severe acute respiratory syndrome” or “SARS”. While the long-term impact of the SARS outbreak is unclear at this time, the prolonged existence of SARS could have a negative impact on the Hong Kong economy and, in turn, have a material adverse effect on our operating results, financial condition, business and prospect.

     In May 2003, as a response to our competitors’ lowering of their monthly fees, we have revised our basic tariff plans. See Item 4 “Information on the Company — Business Overview — Mobile Communications — Tariff Plans”.

Item 9. THE OFFER AND LISTING

MARKETS

Market Price Information — Ordinary Shares

     Our ordinary shares have been listed and traded on the main board of The Stock Exchange of Hong Kong Limited under the stock code “866” since March 16, 2000. The following table shows, for the period indicated, the high and low closing prices for the ordinary shares as quoted on the main board of the Stock Exchange.

	High	Low

	(HK$)
Year 2000*	3.575	0.550
Year 2001	0.700	0.275
First quarter	0.700	0.400
Second quarter	0.570	0.415
Third quarter	0.460	0.275
Fourth quarter	0.350	0.280
Year 2002	0.330	0.125
First quarter	0.330	0.270
Second quarter	0.265	0.190
Third quarter	0.184	0.092
Fourth quarter	0.140	0.084
December	0.140	0.125
Months 2003
January	0.189	0.131
February	0.196	0.163
March	0.167	0.139
April	0.139	0.122
May	0.165	0.137

*	beginning March 16, 2000

Market Price Information — American Depositary Shares (ADSs)

     Our ADSs have been listed and traded on The Nasdaq National Market under the symbol “SDAY” since March 15, 2000. The Bank of New York acts as the depositary of our ADSs. Prior to July 25, 2002, each ADS represents ownership interests in 30 ordinary shares (or the right to receive 30 ordinary shares). On July 25, 2002, our ADS to share ratio was changed from 1:30 to 1:100.

     The following table shows, for the period indicated, the high and low closing prices for the ADSs.

	High	Low

	(US$)
Year 2000(1)*	69.1667	6.2500
Year 2001(1)	8.9583	3.3333
First quarter(1)	8.9583	5.0000
Second quarter(1)	7.0000	4.7917
Third quarter(1)	6.1667	3.3333
Fourth quarter(1)	4.3333	3.3667
Year 2002(1)	4.2000	1.0000
First quarter(1)	4.2000	3.4333
Second quarter(1)	3.7667	2.2667
Third quarter(1)	2.1667	1.0000
Fourth quarter	1.4800	1.0000
December	1.0400	1.0000
Months 2003
January	2.6400	1.2500
February	2.5000	2.0000
March	1.8500	1.8000
April	1.6700	1.4100
May	2.1000	1.6400

*	beginning March 15, 2000

(1)	The prices quoted on The Nasdaq National Market prior to July 25, 2002, had been adjusted based on the new ADS to share ratio of 1:100.

Item 10. ADDITIONAL INFORMATION

SHARE CAPITAL

     We were incorporated on November 24, 1999 with an authorized share capital of HK$380,000 divided into 3,800,000 ordinary shares of HK$0.10 each, of which one ordinary share was allotted and issued at par for cash on incorporation. On the same date, this share was transferred to a shareholder of Mandarin and 99 ordinary shares of HK$0.10 each were issued at par for cash to the shareholders of Mandarin. These 100 ordinary shares were issued to the shareholders of Mandarin in the same proportion to their shareholding interests in Mandarin.

     Pursuant to the Reorganization, on February 24, 2000, we issued 7,900 ordinary shares of HK$0.10 each, fully paid to the shareholders of SUNDAY Holdings Corporation in exchange for the issued shares of SUNDAY Holdings Corporation on that date following which our issued share capital increased to HK$800 represented by 8,000 ordinary shares with a par value of HK$0.10 each.

     Pursuant to special resolutions in writing passed on March 1, 2000, our authorized share capital was increased from HK$380,000 to HK$1,000,000,000 by the creation of 9,996,200,000 ordinary shares of HK$0.10 each, and the directors were authorized to issue 2,299,992,000 ordinary shares of HK$0.1 each to the shareholders on the register of members as of that date by capitalizing part of the share premium resulting from the global offering.

     On March 15, 2000, pursuant to the global offering, 690,000,000 ordinary shares of HK$0.10 each were issued to the public and institutional investors at HK$3.78 per share, or the New Issue, for cash. The excess of the issue proceeds over the par value of the shares issued was credited to the share premium account.

     Immediately following the New Issue, a bonus issue of 2,299,992,000 ordinary shares of HK$0.10 each were issued, or the Bonus Issue, and allotted as fully paid at par to the shareholders on our register of members as of March 1, 2000 by way of capitalization of a sum of HK$229,999,200 standing to the credit of the share premium account.

     Our share capital has been restated retroactively as of December 31, 1999, for the 8,000 ordinary shares in issue and outstanding after the Reorganization completed on February 24, 2000. The Bonus Issue of 2,299,992,000 ordinary shares to the existing shareholders of SUNDAY was treated as unpaid because this Bonus Issue was effected by capitalizing part of the share premium resulting from the issue of shares pursuant to the global offering which was not reflected in the consolidated financial statements for year ended December 31, 1999.

MEMORANDUM AND ARTICLES OF ASSOCIATION

     Set forth below is a brief summary of the material provisions of our Memorandum and Articles of Association and of the material applicable laws of the Cayman Islands.

Meetings

     An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 clear days’ notice and any other extraordinary general meeting shall be called by not less than 14 clear days’ notice. Notice of every general meeting shall be given to all our members other than such as, under the provisions of the Articles of Association or the terms of issue of the shares they hold, are not entitled to receive such notices from us, and also to our auditors for the time being.

     Notwithstanding that a meeting is called by shorter notice than that mentioned above, it shall be deemed to have been duly called, if it is so agreed (i) in the case of a meeting called as an annual general meeting by all our members entitled to attend and vote at the meeting; and (ii) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the issued shares giving that right.

     No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum is present at the commencement of business.

     Two of our members present in person or by proxy or (in case of a member being a corporation) by its duly authorized corporate representative representing not less than one third in nominal value of the total issued voting shares throughout the meeting shall be a quorum.

     A corporation being a member shall be deemed for the purpose of the Articles of Association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our members. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual member.

     The quorum for a separate general meeting of the holders of a separate class of our ordinary shares is described in “Modification of Rights” below.

Voting Rights Attaching to the Ordinary Shares

     Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every member who is present in person or by proxy (or, in the case of a member being a corporation, by its duly authorized representative) shall have one vote, and on a poll every member present in person or by proxy (or, in the case of a member being a corporation, by its duly appointed representative) shall have one vote for each share which such member is the holder. Notwithstanding anything contained in the Articles of Association, where more than one proxy is appointed by a member which is a recognized clearing house or its nominee, each such proxy shall have one vote on a show of hands.

     No member shall be entitled to vote or be reckoned in a quorum, in respect of any share unless such member is registered as our shareholder at the applicable record date for that meeting and all calls or other sums due by such member to us have been paid.

     If a recognized clearing house or its nominee is our member, it may authorize such person or persons as it thinks fit to act as its representative or representatives at any meeting or at any meeting of any class of our members provided that the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were our individual shareholder.

Protection of Minorities

     The Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of our shares in issue, appoint an inspector to examine into our affairs and to report thereon in a manner as the Grand Court shall direct.

     Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

     Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our memorandum and articles of association.

     The Cayman Islands courts ordinarily would be expected to follow English case law precedents including the exceptions to the rule in Foss v. Harbottle which permit a minority shareholder to commence a class action against, or derivative actions in our name to challenge (i) an act which is ultra vires or illegal, (ii) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (iii) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

     There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our Memorandum and Articles of Association.

Liquidation Rights

     Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst those members in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively and (ii) if we are wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid-up capital, these assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

     If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our members in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

     Except with respect to share capital (as described below) and the location of the registered office, alterations to our Memorandum and Articles of Association may only be made by special resolution.

     Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares or any class (unless otherwise provided for by the terms of issue of the shares of that class) may, be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles of Association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting other than an adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll. At an adjourned meeting of such holders, two holders present in person or by proxy (whatever the number of shares held by them) shall be a quorum.

     The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

     We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by the directors;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such sub-division, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so canceled subject to the provisions of the Companies Law.

     We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital, share premium account or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

     Subject to such of the restrictions of the Articles of Association as may be applicable, any of our members may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which the directors may approve.

     Our directors may decline to register any transfer of any share which is not paid up or any share issued under any share incentive scheme for employees upon which there is a restriction and they may also refuse to register any transfer of any share to more than four joint holders or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

(a)	the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of share;

(c)	the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d)	a fee of such maximum sum as The Stock Exchange of Hong Kong Limited may determine to be payable or such lesser sum as the directors may from time to time require is paid to us in respect thereof.

     If the directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

     The registration of transfers may, on notice being given by advertisement in one or more newspapers designated by The Stock Exchange of Hong Kong Limited, be suspended and the register closed at such times and for such periods as the directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

     We are empowered by the Companies Law and the Articles of Association to purchase our own shares subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our Memorandum and Articles of Association and to any applicable requirements imposed from time to time by The Stock Exchange of Hong Kong Limited, the Securities and Futures Commission of Hong Kong, the United States Securities and Exchange Commission or by any other recognized stock exchange.

Dividends

     Subject to the Companies Law, in a general meeting we may declare dividends in any currency but no dividends shall exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. With the sanction of an ordinary resolution, dividends may also be declared out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

     Except in so far as the rights attaching to or the terms of issue of, any share otherwise provide (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share; and (ii) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

     Our directors may also pay interim dividends, whenever our position, in the opinion of the directors, justifies such payment.

     Our directors may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to us on account of calls, installments or otherwise.

     No dividend or other monies payable by us on or in respect of any share shall bear interest against us.

     In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that; (i) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment; or (ii) that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the directors may think fit. The directors may also, with the sanction or by an ordinary resolution of our members in general meeting, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of members to elect to receive such dividend in cash in lieu of such allotment.

     Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder or, in the case of joint holders, addressed to the holder whose name stands first in the register, at such holder’s registered address, or addressed to such person and at such addresses as the holder may direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

     Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, shall revert to us.

     Whenever our directors or the members in general meeting have resolved that a dividend be paid or declared, the directors may further resolve that such dividend be satisfied by direct payment or satisfaction wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company, and where any difficulty arises with regard to such distribution, the directors may settle it as they think expedient, and in particular may issue fractional certificates, disregard fractional entitlements or round the same up or down, and may fix the value for distribution purposes of any such specific assets and may determine that cash payments shall be made to any of our members upon the footing of the value so fixed in order to adjust the rights of the parties and may vest any such specific assets in trustees as may seem expedient to the directors.

Untraceable Shareholders

     We are entitled to sell any share of a member who is untraceable, provided that:

(i)	all checks or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years and the three-month period referred to in paragraph (iv) below has expired;

(ii)	we have not during that time or before the expiry of the three-month period referred to in paragraph (iv) below received any indication of the whereabouts or existence of the member or person entitled to such shares by death, bankruptcy or operation of law;

(iii)	upon expiry of the 12-year period and three-month period referred to in paragraph (iv) at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and

(iv)	upon expiry of the 12-year period, we have caused an advertisement to be published in newspapers in the manner stipulated by our Articles of Association, giving notice of its intention to sell these shares, and a period of three months has elapsed since such advertisement and The Stock Exchange of Hong Kong Limited has been notified of such intention.

     The net proceeds of any such sale shall belong to us and when we receive these net proceeds we shall become indebted to the former member for an amount equal to such net proceeds.

Board of Directors

     We are managed by a board of directors which, unless otherwise determined by us in general meeting, must consist of not less than two members. As of May 31, 2003, our board of directors consisted of nine members. Other than the chairman of our board and our managing director who are not required to retire, one-third of the rest of our directors are subject to retirement from office by rotation at each general meeting. Retiring directors are eligible for re-election.

     Meetings of the board of directors may be convened at any time deemed necessary by any members of the board of directors. Advance notice of a meeting is not required if all the directors are present or represented at the meeting concerned and consent to the holding of such meeting.

     A meeting of the board of directors shall be competent to make lawful and binding decisions if any two members of the board of directors are present or represented. At any meeting of the directors, each director, be it by his presence or by his alternate, is entitled to one vote.

     Questions arising at a meeting of the board of directors are required to be decided by simple majority votes of the members of the board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Directors’ Interests

     Any of our directors may hold any other office or place of profit with us (except that of the auditor of) in conjunction with his or her office of director for such period and, subject to the Articles of Association, upon such terms as the board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) in addition to any remuneration provided for by or pursuant to any other Articles of Association. A director may be or become a director or other officer of, or otherwise interested in, any company promoted by us or any other company in which we may be interested, and shall not be liable to account to us or the members for any remuneration, profits or other benefits received by him or her as a director, officer or member of, or from his or her interest in, such other company. Subject as otherwise provided by the Articles of Association, the board may also cause the voting power conferred by the shares in any other company held or owned by us to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favor of any resolution appointing our board or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

     Subject to the Companies Law and our Articles of Association, no director or proposed or intended director shall be disqualified by his or her office from contracting with us, either with regard to his or her tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any such contract or any other contract or arrangement in which any director is in any way interested be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to us or the members for any remuneration, profit or other benefits realized by any such contract or arrangement by reason of such director holding that office or the fiduciary relationship thereby established. A director who to his or her knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with us shall declare the nature of his or her interest at the meeting of the board at which the question of entering into the contract or arrangement is first taken into consideration, if such director knows his or her interest then exists, or in any other case, at the first meeting of the board after such director knows that he or she is or has become so interested.

     A director shall not vote (nor be counted in the quorum) on any resolution of our board in respect of any contract or arrangement or other proposal in which he is to his or her knowledge materially interested but this prohibition shall not apply to any of the following matters, namely:

(a)	any contract or arrangement for giving of any security or indemnity to the director in respect of money lent or obligations incurred or undertaken by such director at the request of or for our benefit or any of our subsidiaries;

(b)	any contract or arrangement in which we provide any security or indemnity to a third party in respect of our debt or our obligation or any of our subsidiaries for which such director has assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(c)	any contract or arrangement concerning an offer of our shares or debentures or other securities or any other company which we may promote or be interested in for subscription or purchase, where such director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

(d)	any contract or arrangement in which such director is interested in the same manner as other holders of shares or debentures or other securities of our company or any of our subsidiaries by virtue only of such director’s interest in shares or debentures or other securities of our Company;

(e)	any contract or arrangement concerning any other company in which such director is interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which such director together with any of his or her associates (as defined by the rules, where applicable, of The Stock Exchange of Hong Kong Limited is beneficially interested in five percent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which such director’s interest is derived); or

(f)	any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death, or disability benefits scheme or other arrangement which relates both to directors and employees of our company or of any of our subsidiaries and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

Directors’ Fees and Expenses

     The ordinary remuneration of our directors shall from time to time be determined by our shareholders in general meeting, such sum (unless otherwise directed by the resolution on which it is voted) to be divided amongst our board in such proportions and in such manner as the board may agree or, failing agreement, equally, except that any director holding office for part only of the period in respect of which the remuneration is payable shall only rank in such division in proportion to the time during such period for which such director held office. Our board members shall also be entitled to be prepaid or repaid all travelling, hotel and incidental expenses reasonably expected to be incurred or incurred by them in attending any board meetings, committee meetings or general meetings or separate meetings of any class of shares or of debentures of our company or otherwise in connection with the discharge of their duties as directors. Any director who, by request, goes or resides abroad for any purpose of our company or who performs services which in the opinion of the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration as a director. An executive director appointed to be a managing director, joint managing director, deputy managing director or other executive officer shall receive such remuneration (whether by way of salary, commission or participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the board may from time to time decide. Such remuneration may be either in addition to or in lieu of his or her remuneration as a director.

General Powers of the Directors

     Our board may establish or concur or join with other companies (being subsidiary companies of our company or companies with which it is associated in business) in establishing and making contributions out of our company’s monies to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any director or ex-director who may hold or have held any executive office or any office of profit with our company or any of our subsidiaries) and ex-employees of our company and their dependents or any class or classes of such persons.

     The board may pay, enter into agreements to pay or make grants of revocable or irrevocable, and either subject or not subject to any terms or conditions, pensions or other benefits to employees and ex-employees and their dependents, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependents are or may become entitled under any such scheme or fund as is mentioned in the previous paragraph. Any such pension or benefit may, as the board considers desirable, be granted to an employee either before and in anticipation of, or upon or at any time after, his actual retirement.

     The board may exercise all the powers of our company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and, subject to the Companies Law, to issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

     The laws of the Cayman Islands where the Company is incorporated and those of Hong Kong where the Company operates its businesses and the Memorandum and Articles of Association of the Company do not impose exchange control or restrictions on the remittance of dividends or other payments to nonresident holders of the ordinary shares and American depositary shares.

     For a discussion on exchange rate information relating to Hong Kong dollars, see Item 3 “Key Information — Selected Financial Data — Exchange Rate Information” in this Annual Report.

TAXATION

     The following summary of the material United States federal income, Hong Kong and the Cayman Islands tax consequences of beneficial ownership of the ordinary shares or ADSs is based upon laws, regulations, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect on the date of this Annual Report. Subsequent legislative, judicial or administrative changes or interpretations may be retroactive and could affect these tax consequences.

     Your tax treatment as a holder of ordinary shares or ADSs may vary depending upon your particular situation, and you may be subject to special rules not discussed below. State, local and foreign (other than Hong Kong and the Cayman Islands) tax consequences of ownership and disposition of the ordinary shares or ADSs are not discussed.

     You should consult your own tax advisors about the particular tax consequences of the ownership and disposition of ordinary shares or ADSs, including the applicability and effect of any state, local or foreign tax laws.

United States Federal Income Taxation

     The following is a discussion under present law of the material United States federal income tax consequences of the purchase, ownership and disposition of American depositary shares or ordinary shares by a U.S. Holder (as defined below). The discussion deals only with American depositary shares or ordinary shares held by a U.S. Holder as capital assets as defined in the Internal Revenue Code of 1986, as amended, and does not address all of the tax consequences that may be relevant to prospective purchasers of American depositary shares or ordinary shares in light of their particular circumstances or to persons subject to special tax rules, such as insurance companies, financial institutions, dealers in securities or foreign currencies, tax-exempt investors, foreign persons, persons holding American depositary shares or ordinary shares as a position in a “straddle”, as a part of a short-sale, or as part of a hedging or conversion transaction, persons owning, directly, indirectly or constructively, 10% or more of our voting stock or persons whose functional currency is not the United States dollar. Prospective purchasers of American depositary shares or ordinary shares should consult with their tax advisors regarding the application of the United States federal income tax laws to their particular situations as well as to any additional tax consequences of purchasing, holding or disposing of American depositary shares or ordinary shares, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction.

     For purposes of this summary, a “U.S. Holder” is any beneficial owner of American depositary shares or ordinary shares that is:

•	a citizen or resident of the United States,

•	a corporation, partnership or other entity organized under the laws of the United States or any state thereof,

•	an estate the income of which is subject to United States federal income tax without regard to its source, or

•	a trust (a) subject to the primary supervision of a United States court and the control of one or more United States persons or (b) that has elected to be treated as a United States person under applicable Treasury regulations.

     In general, for United States federal income tax purposes, U.S. Holders of American depositary shares will be treated as the owners of the ordinary shares represented by the American depositary shares. Accordingly, no gain or loss will be recognized upon the exchange of American depositary shares for the holder’s proportionate interest in the ordinary shares represented by such American depositary shares. A U.S. Holder’s tax basis in the withdrawn shares will be the same as its tax basis in the American depositary shares surrendered therefor, and the holding period in the withdrawn shares will include the period during which the holder held the American depositary shares.

Distributions on American Depositary Shares or Ordinary Shares

     Except as otherwise noted in the passive foreign investment company discussion below, to the extent that a distribution on American depositary shares or ordinary shares is paid to a U.S. Holder out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, such distribution will be includible in the U.S. Holder’s gross income as ordinary foreign source dividend income in an amount equal to the United States dollar value of such distribution without reduction for any applicable foreign withholding tax. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. New tax legislation signed into law on May 28, 2003, provides for a maximum 15% United States tax rate on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation”. A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or, according to the legislative history of the new legislation, its American depositary shares) are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive United States income tax treaty. The American depositary shares are traded on The Nasdaq National Market. As a result, we believe that we should be treated as a qualified foreign corporation and therefore, dividends paid to an individual U.S. Holder with respect to American depositary shares or ordinary shares should, subject to generally applicable limitations, be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2008. However, due to the absence of specific statutory or regulatory provisions addressing the American depositary shares, there can be no assurance that such reduced rate will apply and each U.S. Holder should consult its own tax advisor regarding the treatment of dividends. To the extent that the amount of any distribution on American depositary shares or ordinary shares exceeds our current and accumulated earnings and profits, as determined for United States federal income tax purposes, a U.S. Holder’s pro rata share of such excess amount would be treated:

•	as a non-taxable return of capital that would be applied against and would reduce the U.S. Holder’s tax basis in its American depositary shares or ordinary shares until this basis is equal to zero; and

•	to the extent excess distributions remain, as capital gain.

     Subject to certain conditions and limitations, including certain minimum holding period requirements, the United States dollar value of the foreign income taxes, if any, withheld from a distribution to a U.S. Holder on American depositary shares or ordinary shares may be claimed as a credit against the U.S. Holder’s United States federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of foreign income taxes withheld in a taxable year, but only if such U.S. Holder does not elect to claim a foreign tax credit in respect of any foreign taxes paid by it in the taxable year. Dividends on American depositary shares or ordinary shares generally will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for United States foreign tax credit purposes.

     A U.S. Holder will be entitled to a foreign tax credit for withholding taxes that are imposed, subject to generally applicable limitations and restrictions. In the case of U.S. individuals, if the reduced rate of tax on dividends applies to such holder, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

     The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. Prospective purchasers of American depositary shares or ordinary shares should consult their tax advisors concerning the application of the United States foreign tax credit rules to their particular situations.

     The amount of any distribution paid in Hong Kong dollars will be the United States dollar value of the payment made, determined at the spot Hong Kong dollar/United States dollar rate on the date such payment is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into United States dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into United States dollars will be treated as United States source ordinary income or loss.

     A corporate U.S. Holder will not be entitled to a dividends received deduction with respect to distributions on American depositary shares or ordinary shares.

Sale, Exchange of Other Disposition

     A U.S. Holder generally will recognize gain or loss upon a sale or other taxable disposition of American depositary shares or ordinary shares in an amount equal to the difference between the United States dollar value of the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the American depositary shares or ordinary shares, as applicable. Subject to the passive foreign investment company discussion below, such gain or loss will generally be capital gain or loss and, in the case of certain non-corporate U.S. Holders, may be subject to United States federal income tax at a preferential rate where the U.S. Holder’s holding period exceeds one year. With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the long-term capital gain rate for an individual U.S. Holder is 20%. Any gain or loss recognized by a U.S. Holder on a sale or other taxable disposition of American depositary shares or ordinary shares will generally be treated as United States source gain or loss for foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses in respect of American depositary shares or ordinary shares is subject to limitations.

Passive Foreign Investment Company

     In general, a foreign corporation is a passive foreign investment company for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. We believe that we will not be treated as a passive foreign investment company under either of these tests in the current or subsequent taxable years. In reaching this conclusion, we have assumed that our available cash will be expended in accordance with a projected capital expenditure budget. However, the actual expenditure of these amounts will depend on business exigencies and may differ from the projected expenditures. If we were to retain more cash than we have projected, this could cause us to be a passive foreign investment company. Because the passive foreign investment company determination is made annually on the basis of facts and circumstances that may be beyond our control, we cannot assure you that we will not become a passive foreign investment company.

     If we were a passive foreign investment company for any taxable year, a U.S. Holder that held American depositary shares or ordinary shares in that taxable year would generally be subject to special rules with respect to certain distributions made by us on the American depositary shares or ordinary shares and with respect to gains from dispositions of American depositary shares or ordinary shares. In general, such a U.S. Holder would be required to allocate such distributions or gains, as the case may be, ratably over its holding period for such American depositary shares or ordinary shares. That portion of any such distributions or gains allocated to a prior taxable year, other than a year prior to the first year in which we were a passive foreign investment company, would effectively be taxed at the highest United States federal income tax rate in effect for such year with respect to ordinary income. In addition, the U.S. Holder would be subject to an interest charge on the resulting tax liability determined as if such tax liability had been due with respect to the particular taxable year. The portion, if any, of such distributions or gains not so allocated to a prior taxable year of the U.S. Holder in which we were a passive foreign investment company would be included in the U.S. Holder’s income for the taxable year of the particular distribution or disposition and taxed as ordinary income.

     The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. Holder is eligible for and timely makes either a valid “qualifying electing fund” election, in which case the U.S. Holder generally would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains, or a valid “mark-to-market” election. We do not currently intend to complete the actions necessary for U.S. Holders to make a qualifying electing fund election in the event that we were to be considered a passive foreign investment company for any taxable year. If a mark-to-market election is made, the U.S. Holder will include in ordinary income each year the excess, if any, of the fair market value over the adjusted tax basis of its American depositary shares or ordinary shares. The U.S. Holder also will be allowed an ordinary loss each year of the excess, if any, of the adjusted tax basis over the fair market value of its American depositary shares or ordinary shares, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. The U.S. Holder’s tax basis in the American depositary shares or ordinary shares will be adjusted to reflect any such income or loss amounts. Assuming the ordinary shares are regularly traded on a qualified exchange or other market for purposes of the passive foreign investment company rules, the mark-to-market election would be available with respect to the American depositary shares and the ordinary shares. Prospective purchasers are urged to consult their tax advisors regarding the consequences of an investment in a passive foreign investment company.

Backup Withholding and Information Reporting

     “Backup” withholding and information reporting requirements may apply to payments made within the United States of dividends on American depositary shares or ordinary shares and to certain payments of proceeds of a sale or redemption of American depositary shares or ordinary shares paid to a U.S. Holder. We, our agent, a broker or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a rate of 28% of such payment if the U.S. Holder fails to furnish the U.S. Holder’s taxpayer identification number, to certify that such U.S. Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders, including, among others, corporations, are not subject to the backup withholding and information reporting requirements. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder may generally be claimed as a credit against such U.S. Holder’s United States federal income tax liability provided that the required information is furnished to the United States Internal Revenue Service.

Hong Kong Taxation

     The following provides a general outline of the material tax considerations that may be relevant to a decision to purchase, own or dispose of the ADSs or ordinary shares but does not purport to deal with the tax consequences applicable to all categories of investors. Prospective investors should consult their own professional advisers on the Hong Kong and overall tax implications of investing, holding or disposing the ADSs or ordinary shares under the laws of the countries in which they are liable to taxation. The discussion below is applicable to both U.S. and non-U.S. citizens as an investor.

Tax on Dividends

     Under the current practices of the Inland Revenue Department, no tax is payable in Hong Kong by withholding or otherwise in respect of dividends paid by us.

Profits Tax

     No tax is imposed in Hong Kong in respect of gains from the sale of property, including shares and ADSs, unless all the following three factors are present:

(i)	such gain is derived from or arises in Hong Kong;

(ii)	such gain is attributable to a trade, profession or business carried on in Hong Kong; and

(iii)	the property in question such as shares and ADSs was not a capital asset of that trade, profession or business.

     Taxable gains will be subject to Hong Kong profits tax which is currently imposed on corporations at a rate of 16% and on individuals at a rate of 15%.

     Gains from sales of shares effected on The Stock Exchange of Hong Kong Limited will be considered to be derived from or to arise in Hong Kong. Liability to Hong Kong profits tax in respect of such gains would arise if the shares were not held as capital assets and the gains are attributable to a business, trade or profession carried out in Hong Kong.

     Gains from sales of ADSs will be considered to be derived from or to arise in Hong Kong if the relevant purchase or sales contracts are negotiated and concluded in Hong Kong, and such gains will be subject to Hong Kong profits tax in the case of those persons dealing or trading in the ADSs as part of their business being carried out in Hong Kong.

Stamp Duty

     A sale or purchase of shares is subject to Hong Kong stamp duty if the transfer of such shares is required to be registered in Hong Kong. The ordinary shares will be registered in our Hong Kong branch register of members and, therefore, will constitute “Hong Kong stock” for the purposes of Hong Kong stamp duty. For such purposes any person who effects a sale or purchase of Hong Kong stock such as the ordinary shares registered on our Hong Kong register of members, whether as principal or agent, is required to execute a contract note evidencing such sale or purchase and to have that note stamped. Contract notes attract stamp duty, payable by the seller and the purchaser in equal shares, at the aggregate rate of HK$2.00 per HK$1,000 by reference to the value of the consideration paid or the market value of the shares on The Stock Exchange of Hong Kong Limited or otherwise on the date the contract note is executed, whichever is greater. If, in the case of a sale or purchase of the shares by a person who is not resident in Hong Kong, the stamp duty on either or both of the contract notes is not paid, the transferee will be liable to pay stamp duty on the instrument of transfer in an amount equal to the unpaid duty. If the stamp duty is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed. In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of shares.

     Upon the exchange of any ADRs evidencing ADSs for certificates representing shares, or exchange of shares for ADRs evidencing ADSs, stamp duty aggregating HK$2.00 per HK$1,000 or part thereof is payable in addition to the depositary’s charges, if any, unless the exchange does not result in any change in the beneficial ownership of the shares under Hong Kong law. Investors are not liable for stamp duty on the issuance of the ADSs upon the initial deposit of shares issued directly to the depositary or for the account of the depositary. No Hong Kong stamp duty is payable upon the transfer of ADRs evidencing ADSs if such ADRs are not maintained on a register in Hong Kong.

Estate Duty

     The ordinary shares, being registered on our branch register of members in Hong Kong, are property in relation to which Hong Kong estate duty will be chargeable on the death of the owner of such shares regardless of the place of the owner’s residence, citizenship or domicile, unless there is an applicable exemption under the Estate Duty Ordinance (Ch. 111 of the Laws of Hong Kong). We cannot assure you that the Hong Kong Inland Revenue Department will not treat the ADSs as Hong Kong property that may be subject to estate duty on the death of the beneficial owner of the ADSs even if the ADSs are located outside Hong Kong at the date of such death. Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. The rate of and the threshold for estate duty has, in the past, been adjusted on a fairly regular basis. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million.

     Where shares registered on the Hong Kong branch register, and possibly ADSs, are owned by a controlled company which is defined under the Estate Duty Ordinance as a company under the control of not more than five persons (certain classes of persons being treated as a single person for this purpose), the death of a person who made at any time a transfer of property to such company and who received or could have received benefits from that company in the three years ending with that person’s death may expose the company to an estate duty liability.

Cayman Islands Taxation

     Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

•	that no law enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	that such tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

     Our undertaking is effective for a period of 20 years from December 7, 1999.

     The Cayman Islands currently levies no taxes applicable to us or our nominees based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty payable by us or our members with respect to the ordinary shares. There are no other taxes likely to be material to us levied by the Cayman Islands government except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands applicable to us.

DOCUMENTS ON DISPLAY

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we will file reports and other information with the Securities and Exchange Commission. You may inspect and copy the reports and other information we file at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Commission located in Chicago and New York. You may also obtain copies of such material by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Our annual reports and some of the other information submitted by us to the Commission may be accessed through this web site.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     Our market risk is related to changes in foreign exchange rates and interest rates.

     The foreign exchange risk results primarily from movements of the Hong Kong dollar against the U.S. dollar. Our revenues are generated in Hong Kong dollars while a significant proportion of all our network equipment costs are denominated in U.S. dollars. As of December 31, 2002, substantially all the assets and liabilities are denominated in Hong Kong dollars; except that the outstanding vendor loan amounted to US$47 million but we also had a bank deposit of US$24 million. We have not experienced significant foreign exchange movements primarily because the Hong Kong dollar has remained stable against the U.S. dollar, which is officially linked at HK$7.80 = US$1.00 by the Hong Kong government. We will continue to monitor our foreign exchange exposure and market conditions and determine if any hedging is required.

     Substantially all of our outstanding debts bear interest at floating rates based on the Hong Kong interbank offer rate, or HIBOR, and the London interbank offer rate, or LIBOR, and is subject to interest rate exposure resulting from changes in interest rates in the Hong Kong dollar and the U.S. dollar markets. Depending on the outlook on interest rates, we may hedge our interest rate-related transactions to manage such exposure.

     The table below provides information about our debt obligations that are sensitive to changes in interest rates. The table represents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in the Hong Kong dollar equivalents, which is our reporting currency. The debts actual cash flows are denominated in both U.S. dollars and Hong Kong dollars as indicated in parentheses.

	As of December 31, 2002

	2003	2004	Total	Fair Value

	HK$	HK$	HK$	HK$
		(in thousands)
Liabilities:
Long-term debt
Variable rate (US$)	58,491	306,825	365,316	364,498
Average interest rate	LIBOR+5.5%	LIBOR+5.5%
Variable rate (HK$)	180,000	240,000	420,000	412,883
Average interest rate	HIBOR+5.5%	HIBOR+5.5%

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

USE OF PROCEEDS

     We completed the global offering of 690,000,000 ordinary shares and ADSs representing the ordinary shares on The Stock Exchange of Hong Kong Limited and The Nasdaq National Market, respectively, in March 2000. The registration statement (No. 333-11470) relating to the ordinary shares and ADSs was declared effective by the Securities and Exchange Commission on March 10, 2000 and the closing for the global offering was held on March 15, 2000. The lead U.S. managing underwriters were Credit Suisse First Boston Corporation and Credit Lyonnais Securities (USA) Inc. and the lead international underwriters were Credit Lyonnais Securities (Asia) Limited and Credit Suisse First Boston (Hong Kong) Limited.

     The table below sets forth information on the amount of securities registered and sold, the aggregate price of the offering amount registered and sold:

			Aggregate Price of
	Amount of Securities	Amount of	Securities	Aggregate Price of
	Registered	Securities Sold	Registered (US$)	Securities Sold (US$)

ADS	23,000,000	3,283,343	338,491,000	48,306,242
Ordinary shares	690,000,000	591,529,710	338,449,423	290,149,114

     We paid an aggregate amount of HK$142 million to the underwriters as commissions, discounts and expenses. No direct or indirect payment has been paid to directors, officers of the Company or their associates or to persons owning 10% or more of any class of our equity securities or to any affiliates.

     The net proceeds from the global offering was approximately HK$2,137 million. As of December 31, 2002, the net proceeds had been fully utilized. The net proceeds were used as follows:

•	HK$461 million for the repayment of holders of convertible notes to the extent they did not elect to receive shares in the global offering.

•	HK$251 million for the payment of 3G license fees in advance and certain related expenses.

•	HK$1,012.7 million (US$130 million) for the repayment of part of our vendor loans and acquired a US$130 million revolving loan facility from Nortel in return. By December 2002, the available facility amount was approximately HK$481 million (US$62 million).

•	For capital expenditures and working capital and general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

     Our Group Managing Director and our Group Director — Finance have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934, as amended) within 90 days of the filing date of this Annual Report. Based on the evaluation, under the supervision and with the participation of our management, they have concluded that these disclosure controls and procedures are effective.

     There were no significant changes in our internal controls or other factors that could significantly affect these disclosure controls and procedures, nor were there any significant deficiencies or material weaknesses in our internal controls subsequent to the date our Group Managing Director and our Group Director — Finance completed their evaluation. As a result, no corrective actions were required or undertaken.

Item 16. [RESERVED]

PART III

Item 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this item.

Item 18. FINANCIAL STATEMENTS

     See pages F-1 through F-44 incorporated herein by reference.

Item 19. EXHIBITS

1.1*	Memorandum and Articles of Association of the Registrant.
1.2*	Certificate of Incorporation of the Registrant.
2.1*	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary bank, and holders and beneficial holders of the American depositary shares.
2.2*	Form of American depositary receipt evidencing American depositary shares.
2.3*	Specimen certificate of the Ordinary Shares.
4.1*	Amendment and Restatement Agreement dated as of February 18, 2000 to the Mortgage of Shares, Subordination Deed, Sponsor Support Agreement, all dated as of September 11, 1998 and the SUNDAY Investments Subordination Deed, SUNDAY Holdings Subordination Deed and Second Mortgage of Shares, all dated as of February 18, 2000, among Mandarin Communications Limited, Nortel Networks (Asia) Limited, Overseas Union Bank Limited and certain corporations and financial institutions.
4.2*	Borrower Amendment and Restatement Agreement dated as of February 18, 2000 to the Debenture, Intercreditor Agreement, Agreement for the HK$600,000,000 Term Loan Facility for Mandarin Communications Limited and Agreement for the US$155,000,000 Term Loan Facility for Mandarin Communications Limited, all dated as of February 18, 2000 among Mandarin Communications Limited, Nortel Networks (Asia) Limited, Overseas Union Bank Limited and certain corporations and financial institutions.
4.3*	Tenancy Agreement dated as of December 20, 1999 between Taikoo Place Holdings Limited and Mandarin Communications Limited relating to the lease of 13th and 16th floor of Warwick House.
4.4*	Tenancy Agreement dated as of February 14, 1997 between Lai Sun Textiles Company Limited and Mandarin Communications Limited.
4.5*	Tenancy Agreement dated as of November 10, 1998 between Better Chief Limited and Mandarin Communications Limited relating to the lease of workshops numbers 1, 2, 3, 4, 5, 6,7 and 8 on the second floor of Po Hing Centre, No. 18 Wang Chiu Road.
4.6*	License Agreement dated as of November 10, 1998 between Better Chief Limited and Mandarin Communications Limited relating to the lease of the roofs of Po Hing Centre, No. 18 Wang Chiu Road.
4.7*	Rules of the Share Option Scheme adopted on March 1, 2000.
4.8*	Non-Competition Agreement dated as of March 3, 2000 between Distacom Communications Limited and the Registrant.
4.9*	PCN System Purchase Agreement dated as of October 10, 1996 between Mandarin Communications Limited and Northern Telecom (Asia) Limited.
4.10*	Master Purchase Agreement dated as of September 11, 1998 between Mandarin Communications Limited and Northern Telecom (Asia) Limited.
4.11*	Reorganisation Agreement dated as of February 10, 2000 among Distacom Hong Kong Limited, Townhill Enterprises Limited, Parkertex Enterprises Limited, CTS Telecommunications Limited, Interlink Associates Limited and SUNDAY Holdings Corporation relating to the conversion of the then existing shares in Mandarin Communications Limited into non-voting deferred shares and the issue of new ordinary shares in Mandarin Communications Limited to SUNDAY Holdings Corporation.
4.12*	Sale and Purchase Agreement dated as of February 24, 2000 among Distacom Hong Kong Limited, Townhill Enterprises Limited, Parkertex Enterprises Limited, CTS Telecommunications Limited, Interlink Associates Limited, Distacom Communications Limited, USI Holdings Limited, Lai Sun Development Company Limited, China Travel Service (Holdings) Hong Kong Limited, The Hong Kong Parkview Group Limited and the Registrant relating to the entire issued share capital of SUNDAY Holdings Corporation.
4.13*	An instrument by way of deed poll dated as of December 3, 1999 among SUNDAY Investment Limited, Mandarin Communications Limited and the Registrant relating to the issue of the 24% Subordinated Mandatorily Convertible Guaranteed Notes due 2000, as amended by a supplemental instrument by way of deed poll dated February 10, 2000.
4.14*	Subscription Agreements dated as of December 1999 among SUNDAY Investment Limited, Mandarin Communications Limited and each of the subscribers to 24% Subordinated Mandatorily Convertible Guaranteed Notes due 2000.
4.15**	Rules of the Share Option Scheme, adopted on May 22, 2002.
4.16**	Mobile Carrier License dated as of October 22, 2001 issued by the Telecommunications Authority to SUNDAY 3G (Hong Kong) Limited.
8***	Subsidiaries of the Registrant.
99.1***	Certification of Group Managing Director pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2***	Certification of Group Director — Finance pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the registrant’s Registration Statement on Form F-1, filed on March 9, 2000 (Registration No. 333-11470).

**	Incorporated by reference to the registrant’s Form 20-F for the year ended December 31, 2001.

***	Filed herewith.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUNDAY Communications Limited

By: /s/ WILLIAM BRUCE HICKS

Name: William Bruce Hicks
Title: Group Managing Director
Date: June 30, 2003

CERTIFICATIONS

I, William Bruce Hicks, certify that:

1.	I have reviewed this annual report on Form 20-F of SUNDAY Communications Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function);

(a)	all significant deficiencies in the design or operation of internal controls which would adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

By: /s/ WILLIAM BRUCE HICKS Name: William Bruce Hicks Title: Group Managing Director

I, Janet Ching Man Fung, certify that:

1.	I have reviewed this annual report on Form 20-F of SUNDAY Communications Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function);

(a)	all significant deficiencies in the design or operation of internal controls which would adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

By: /s/ JANET CHING MAN FUNG Name: Janet Ching Man Fung Title: Group Director — Finance

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
SUNDAY Communications Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of losses, of changes in shareholders’ (deficit) equity and of cash flows present fairly, in all material respects, the financial position of SUNDAY Communications Limited (the “Company”) and its subsidiaries (hereafter collectively referred to as the “Group”) at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Group’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America and in Hong Kong, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2001 and 2002 to the extent summarized in note 27 to the consolidated financial statements.

As more fully discussed in note 3 to the consolidated financial statements, in 2002, the Group changed its method of accounting for the 3G License which was acquired in 2001. In addition, the consolidated financial statements for the year ended December 31, 2001 have been restated.

/s/PricewaterhouseCoopers
PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 25, 2003

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSSES
(Amounts in thousands except per share data)

		Year ended December 31,

		2000	2001	2002	2002
	Note	HK$	HK$	HK$	US$
Revenues from
Mobile services		988,718	1,165,399	1,217,677	156,136
Sales of mobile phones and accessories		404,444	242,901	115,291	14,783
Other services		57,231	14,093	9,722	1,247

Total operating revenues	24	1,450,393	1,422,393	1,342,690	172,166
Cost of services	4	(235,501)	(224,262)	(221,071)	(28,347)
Cost of sales of mobile phones and accessories		(424,549)	(244,981)	(113,414)	(14,542)

Gross profit		790,343	953,150	1,008,205	129,277
Other revenues		8,702	2,602	1,917	246
Operating expenses
Network costs		(328,007)	(301,668)	(303,577)	(38,926)
Depreciation	12	(261,291)	(265,102)	(256,393)	(32,876)
Rent and related costs		(46,378)	(58,502)	(61,074)	(7,831)
Salaries and related costs	5	(255,201)	(233,202)	(243,890)	(31,273)
Advertising, promotion and other selling costs		(195,246)	(180,363)	(127,798)	(16,387)
Other operating costs		(93,605)	(80,125)	(59,765)	(7,664)

Loss from operations	24	(380,683)	(163,210)	(42,375)	(5,434)
Interest income		51,053	21,592	3,553	456
Finance costs	5	(136,938)	(70,130)	(59,833)	(7,672)
Share of losses from joint ventures		—	—	(18,609)	(2,386)

Net loss	5	(466,568)	(211,748)	(117,264)	(15,036)

Basic and diluted loss per share (in cents)	7	(16.4)	(7.1)	(3.9)	(0.5)

Shares outstanding for basic and diluted loss per share (thousands)	7	2,850,492	2,990,000	2,990,000	2,990,000

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

		December 31,

		2001	2002	2002
		HK$	HK$	US$
	Note	(restated)
ASSETS
Current assets
Cash and cash equivalents	21	47,328	49,577	6,357
Restricted cash deposits	8	132,706	156,939	20,123
Trade receivables, net of provision for doubtful debts	9	88,462	87,409	11,208
Prepayment of 3G License fees	14	50,000	50,000	6,411
Inventories	10	20,448	9,995	1,282
Deposits, prepayments and other receivables	11	95,608	96,355	12,355

Total current assets		434,552	450,275	57,736
Non-current assets
Fixed assets, net of accumulated depreciation	12	1,302,633	1,213,897	155,652
Investment in a joint venture	13	4,940	3,322	426
Prepayment of 3G License fees	14	191,667	141,667	18,165
Restricted cash deposits	8	2,385	1,682	216

Total assets		1,936,177	1,810,843	232,195

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables		47,932	56,348	7,225
Other payables and accrued charges	15	193,311	171,313	21,967
Subscriptions received in advance		145,795	123,469	15,832
Current portion of obligations under finance leases	16	1,970	138	18
Current portion of bank and vendor loans	17	194,990	238,491	30,580

Total current liabilities		583,998	589,759	75,622
Long-term liabilities
Subscriptions received in advance		7,530	3,527	452
Obligations under finance leases	16	188	—	—
Bank loans	17	420,000	240,000	30,774
Vendor loans	17	136,465	306,825	39,342

Total liabilities		1,148,181	1,140,111	146,190

Commitments and contingencies	18
Shareholders’ equity
Share capital	19	299,000	299,000	38,339
Reserve arising from the Reorganization	19	1,254,000	1,254,000	160,794
Share premium	19	2,124,424	2,124,424	272,404
Accumulated losses		(2,889,428)	(3,006,692)	(385,532)

Total shareholders’ equity		787,996	670,732	86,005

Total liabilities and shareholders’ equity		1,936,177	1,810,843	232,195

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) / EQUITY
(Amounts in thousands)

			Reserve
			arising			Total
		Share	from the	Share	Accumulated	shareholders'
		capital	Reorganization	premium	losses	(deficit)/equity
	Note	HK$	HK$	HK$	HK$	HK$
As of January 1, 2000		1	1,254,000	—	(2,211,112)	(957,111)
Shares issued in respect of the Global Offering	19	69,000	—	2,539,200	—	2,608,200
Bonus Issue	19	229,999	—	(229,999)	—	—
Expenses incurred in connection with the issue of shares		—	—	(184,777)	—	(184,777)
Net loss for the year		—	—	—	(466,568)	(466,568)

As of December 31, 2000		299,000	1,254,000	2,124,424	(2,677,680)	999,744

As of January 1, 2001		299,000	1,254,000	2,124,424	(2,677,680)	999,744
Net loss for the year		—	—	—	(211,748)	(211,748)

As of December 31, 2001		299,000	1,254,000	2,124,424	(2,889,428)	787,996

As of January 1, 2002		299,000	1,254,000	2,124,424	(2,889,428)	787,996
Net loss for the year		—	—	—	(117,264)	(117,264)

As of December 31, 2002		299,000	1,254,000	2,124,424	(3,006,692)	670,732

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended December 31,

	2000	2001	2002	2002
	HK$	HK$	HK$	US$
Net cash (used in)/provided by operating activities (note a)	(324,354)	(88,355)	129,343	16,585

Investing activities
Investment in joint ventures	—	(4,940)	(16,991)	(2,178)
Payment of 3G License fee	—	(250,000)	—	—
Payment of 3G License related expenses	—	(821)	—	—
Purchases of fixed assets	(122,247)	(146,664)	(68,995)	(8,847)
Proceeds from disposals of fixed assets	11,689	504	42	5
Increase in restricted cash deposits	(93,640)	(39,066)	(23,530)	(3,017)
Repayment of restricted cash deposits	815	—	—	—

Net cash used in investing activities	(203,383)	(440,987)	(109,474)	(14,037)

Financing activities (note b)
Repayment of convertible notes	(430,900)	—	—	—
Issue of shares	2,321,935	—	—	—
Expenses incurred in connection with the issue of shares	(184,777)	—	—	—
Repayment of long-term bank loans	—	(24,000)	(156,000)	(20,003)
Repayment of long-term vendor loans	(1,012,685)	(19,543)	(39,000)	(5,001)
Increase in long-term vendor loans	380,174	—	179,400	23,003
Capital element of finance lease payments	(8,753)	(5,927)	(2,020)	(259)

Net cash provided by/(used in) financing activities	1,064,994	(49,470)	(17,620)	(2,260)

Increase/(decrease) in cash and cash equivalents	537,257	(578,812)	2,249	288
Cash and cash equivalents at the beginning of the year	88,883	626,140	47,328	6,069

Cash and cash equivalents at the end of the year	626,140	47,328	49,577	6,357

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands)

(a)	Reconciliation of loss from operations to net cash (used in)/provided by operating activities:

	Year ended December 31,

	2000	2001	2002
	HK$	HK$	HK$
Loss from operations	(380,683)	(163,210)	(42,375)
Depreciation	261,291	265,102	256,393
(Gain)/loss on disposals of fixed assets	(60)	1,126	377

Operating (loss)/profit before working capital changes	(119,452)	103,018	214,395
(Increase)/decrease in inventories	(8,255)	(4,373)	10,453
Decrease in trade receivables, deposits, prepayments and other receivables	19,127	1,228	666
Decrease in trade payables, other payables and accrued charges	(15,011)	(75,538)	(13,852)
Decrease in subscriptions received in advance	(95,212)	(63,758)	(26,329)

Cash (used in)/provided by operations	(218,803)	(39,423)	185,333
Interest received	47,018	25,488	3,422
Interest paid	(150,669)	(72,990)	(58,307)
Interest element of finance lease payments	(814)	(413)	(129)
Other incidental borrowing costs paid	(1,086)	(1,017)	(976)

Net cash (used in)/provided by operating activities	(324,354)	(88,355)	129,343

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands)

(b)	Analysis of changes in financing during the years:

					Obligations
	Share	Share	Long-term	Convertible	under finance
	capital	premium	loans	notes	leases
	HK$	HK$	HK$	HK$	HK$
As of January 1, 2000	1	—	1,221,517	700,000	8,746
Net cash provided by/(used in) financing	61,502	2,075,656	(632,511)	(430,900)	(8,753)
Convertible notes converted into shares	7,498	278,767	—	(269,100)	—
Bonus Issue	229,999	(229,999)	—	—	—
Inception of finance leases	—	—	—	—	8,092
Purchases of fixed assets by directly assuming long-term vendor loans	—	—	205,992	—	—

As of December 31, 2000	299,000	2,124,424	794,998	—	8,085

As of January 1, 2001	299,000	2,124,424	794,998	—	8,085
Net cash used in financing	—	—	(43,543)	—	(5,927)

As of December 31, 2001	299,000	2,124,424	751,455	—	2,158

As of January 1, 2002	299,000	2,124,424	751,455	—	2,158
Net cash used in financing	—	—	(15,600)	—	(2,020)
Purchases of fixed assets by directly assuming long-term loans	—	—	49,461	—	—

As of December 31, 2002	299,000	2,124,424	785,316	—	138

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands)

(c)	Supplemental cash flow information:

	Year ended December 31,

	2000	2001	2002
	HK$	HK$	HK$
Non-cash transactions
Inception of finance leases	8,092	—	—
Purchases of fixed assets by directly assuming long-term vendor loans	205,992	—	49,461
Convertible notes and interest converted into shares	286,265	—	—

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Reorganization of the Company, description of business and basis of presentation

(a)	Reorganization of the Company

SUNDAY Communications Limited (the “Company”) was incorporated in the Cayman Islands on November 24, 1999 as a company with limited liability under the Companies Law (Revised) of the Cayman Islands.

Pursuant to a group reorganization (the “Reorganization”) completed on February 24, 2000 to rationalize the group structure in preparation for the listing of the Company’s shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in Hong Kong and the NASDAQ National Market (the “NASDAQ”) in the United States of America, the Company became the holding company of its subsidiaries (the “Group”). The Company’s shares were successfully listed on the NASDAQ and the Stock Exchange on March 15 and 16, 2000 respectively. The Reorganization was effected as follows:

(i)	The Company issued one ordinary share of HK$0.1 each at par for cash on November 24, 1999, the date of incorporation. On the same date, this share was transferred to a shareholder of Mandarin Communications Limited (“Mandarin”), the then holding company of the Group and 99 ordinary shares of HK$0.1 each were issued at par for cash to the shareholders of Mandarin. These 100 ordinary shares were issued to the shareholders of Mandarin in the same proportion as their shareholding interests in Mandarin.

(ii)	On January 26, 2000, Mandarin transferred the one share in SUNDAY Holdings Corporation, which was incorporated in the British Virgin Islands on August 1, 1997, to a shareholder of Mandarin. SUNDAY Holdings Corporation was formerly a wholly-owned subsidiary of Mandarin and was known as SUNDAY (Holdings) Limited. On February 10, 2000, SUNDAY Holdings Corporation issued 99 ordinary shares of US$1 each to the shareholders of Mandarin. The 100 shares were issued or transferred to the shareholders of Mandarin in the same percentages as their shareholding interests in Mandarin.

(iii)	On February 10, 2000, the shareholders of Mandarin converted their shares in Mandarin into non-voting deferred shares which have no voting rights and no dividend and distribution rights except in the event of winding up. If Mandarin is wound up, after the distribution of the first HK$100,000 trillion in value of Mandarin’s assets to the holders of the ordinary shares, the holders of the non-voting deferred shares will be entitled to 1% of the remaining balance of such assets. On the same date, Mandarin issued for cash 99 ordinary shares of HK$1 each to SUNDAY Holdings Corporation and one ordinary share of HK$1 to a nominee of SUNDAY Holdings Corporation.

(iv)	On February 24, 2000, the shareholders of SUNDAY Holdings Corporation exchanged their shares in SUNDAY Holdings Corporation for 7,900 issued and fully paid ordinary shares of HK$0.1 each in the Company.

The respective shareholders’ percentage interests in the Company following the Reorganization remained the same as their percentage interests in Mandarin prior to the Reorganization. Share capital on the consolidated balance sheet as of December 31, 1999 has been restated on the basis of the share capital of the Company following the Reorganization.

On March 15, 2000, 690,000,000 ordinary shares of HK$0.10 each were issued to the public and institutional investors at HK$3.78 per share pursuant to the global offering of the Company’s shares (the “Global Offering”). On the same date, 2,299,992,000 ordinary shares of HK$0.10 each were issued and allotted as fully paid at par to the shareholders on the register of members of the Company as of March 1, 2000 by way of capitalization of a sum of HK$229,999,200 standing to the credit of the share premium account of the Company (the “Bonus Issue”).

(b)	Description of business

The Company and its wholly-owned subsidiaries are engaged in the provision of mobile and other services in Hong Kong. The Group commenced its operations in November 1996 and commercial operations on September 21, 1997.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Basis of presentation

The Company and Mandarin were under common control as of the date when the Company was incorporated on November 24, 1999.

The Reorganization has been accounted for as a reorganization of business under common control in a manner similar to a pooling of interests on the basis that the shareholders’ percentage interests in the Company after the Reorganization were the same as their percentage interests in Mandarin prior to the Reorganization. Accordingly, the consolidated financial statements have been prepared on the basis of historical costs and as if the consolidated companies had been part of the Group throughout the years presented. All intra-group transactions and balances have been eliminated on consolidation.

The consolidated financial statements have been prepared using accounting principles which conform with accounting principles generally accepted in Hong Kong (“HK GAAP”) and with accounting standards issued by the Hong Kong Society of Accountants. These principles differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”), details of the differences are set out in note 27.

The consolidated financial statements do not represent the Hong Kong statutory financial statements of the Group or Mandarin as certain reclassifications and changes in presentation have been made to the financial statements in order to conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States of America.

Unless indicated otherwise, all amounts are expressed in Hong Kong Dollars.

2	Principal accounting policies

The principal accounting policies adopted in the preparation of the consolidated financial statements are as follows:

(a)	Group accounting

(i)	Consolidation

The consolidated financial statements of the Group incorporate the financial statements of the Company and its subsidiaries made up to 31st December. A subsidiary is a company in which the Company, directly or indirectly, holds more than half of the issued share capital, controls more than half of the voting power, or controls the composition of the board of directors. The results of subsidiaries acquired or disposed of during the year are included in the statement of losses from the effective date of acquisition or up to the effective date of disposal as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

(ii)	Joint venture

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated statement of losses includes the Group’s share of the results of joint ventures for the year, and the consolidated balance sheet includes the Group’s share of the net assets of a joint venture.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Revenue recognition

The Group recognizes revenues on the following bases:

(i)	Mobile services

Revenue from mobile services comprises connection fees and fees for usage of the Group’s network and facilities by SUNDAY subscribers and international calls by such subscribers from mobile phones. Connection fee revenue is recognized when received upon completion of activation services. Subscribers pay monthly fees for usage of the Group’s network and facilities which include an agreed minimum amount of free airtime available for local and international calls. Fees for airtime in excess of the agreed minimum and international calls are charged based on usage. Revenue for usage of the Group’s network and facilities is recognized in the period in which usage of such network and facilities is provided and collectibility can be reasonably assured. Revenue in respect of international calls and mobile airtime in excess of the minimum agreed amount is recognized when the respective calls are made and collectibility can be reasonably assured.

Subscriptions received in advance comprises prepaid subscription fees received from subscribers and the up-front subscription fees received from subscribers upon purchase of mobile phones. They are for provision of mobile airtime and access to the Group’s network for an agreed period of time in accordance with the terms of the sales and services agreements and are deferred and amortized on a straight-line basis over the agreed period, except for prepaid subscription fees from prepaid mobile services which are recognized as revenue based on usage of the Group’s network and facilities.

(ii)	Sales of mobile phones and accessories

Revenue from sales of mobile phones and accessories is recognized when the mobile phones and accessories are delivered to customers and collectibility can be reasonably assured. Where a customer signs a sales and services agreement in connection with the purchase of a mobile phone and accessories from the Group and the provision of mobile services, revenue in respect of the service element of the agreement is recognized based on the fair value of the service element, which is the price the Group charges to customers who subscribe for mobile services only, without purchase of a mobile phone and accessories. The remainder of the total revenues from the agreement is allocated to revenue from the sale of the mobile phone and accessories.

(iii)	Interest income

Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(c)	Subscriber acquisition costs

The direct costs of acquisition of subscribers, which comprise the loss on sales of mobile phones and accessories to the Group and commission expenses, are expensed as incurred. Revenue and cost of sales in respect of sales of mobile phones and accessories are included in revenue from sales and cost of sales of mobile phones and accessories respectively. Commission expenses are included in advertising, promotion and other selling costs.

(d)	Advertising and promotion costs

Advertising and promotion costs are charged to the statement of losses as incurred.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)	Warranty costs

The Group is provided with warranty from manufacturer in respect of the manufacturers’ defects of mobile phones and accessories. The Group provides warranty to customers upon sales of mobile phones and accessories with similar terms and conditions to the warranty offered by the manufacturers. Provision is made for warranty costs not recoverable from the manufacturers.

(f)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset.

All other borrowing costs are charged to the statement of losses in the year in which they are incurred.

(g)	Employee benefits

(i)	Employee leave entitlements

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(ii)	Bonus plans

The expected bonus payments are recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(iii)	Retirement benefit costs

The Group’s contributions to the defined contribution retirement schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in independently administered funds of respective schemes.

(h)	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from depreciation on fixed assets and tax losses carried forward. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

(i)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to statement of losses on a straight-line basis over the lease term.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(j)	Fixed assets

(i)	Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation of fixed assets is calculated to write off their cost over their estimated useful lives, using a straight-line basis. Estimated useful lives are summarized as follows:

Network equipment	Shorter of 10 years or lease period of 1 to 3 years
Computer equipment	Shorter of 5 years or lease period of 1 to 3 years
Leasehold improvements	Lease period of 2 to 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Motor vehicles	5 years

The cost of network equipment comprises the purchase cost of network assets and equipment and direct expenses in respect of the development of the network.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the statement of losses. Improvements are capitalized and depreciated over their expected useful lives to the Group.

(ii)	The gain or loss on disposal of a fixed asset is the difference between the net sale proceeds and the carrying amount of the relevant asset, and is recognized in the statement of losses.

(iii)	Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. At the inception of a finance lease, the fair value of the asset is recorded together with the obligation, excluding the interest element, to pay future rentals.

Payments to the lessor are treated as consisting of capital and interest elements. Finance charges are charged to the statement of losses in proportion to the capital balances outstanding.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(k)	Long-lived assets

Long-lived assets are comprised of intangible assets and fixed assets. Under HK GAAP, at each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that long-lived assets are impaired. If any such indication exists, the recoverable amount of the long-lived assets are estimated and where relevant, an impairment loss is recognized to reduce the long-lived asset to its recoverable amount. Such impairment losses are recognized in the statement of losses. In determining the recoverable amount, expected future cash flows generated by the long-lived assets are discounted to their present values.

Under US GAAP, long-lived assets, including certain identifiable intangible assets related to those assets to be held and used, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized for the difference between the quoted market price in active markets, if available, and carrying value of the asset. If quoted market prices are not available, the estimated fair value is based on various valuation techniques, including a discounted value of estimated future cash flows and fundamental analysis. No such impairment losses were required in the years ended December 31, 2000, 2001 and 2002.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(l)	Trade receivables

Provision is made against trade receivables to the extent which they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(m)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated on the weighted average basis. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(n)	Refundable deposits

Refundable deposits are received from customers who require mobile international calls and roaming services. The refundable deposits are retained by the Group and are included in other payables and accrued charges for as long as the customers require these services.

(o)	Cash and cash equivalents

Cash and cash equivalents are short-term highly liquid investments, which are readily convertible into cash and have original maturities of three months or less at the date of acquisition.

(p)	Translation of foreign currencies

Transactions in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounts by translating foreign currencies into Hong Kong dollars at rates of exchange ruling at the balance sheet date. All exchange differences arising are included in the statement of losses.

The balance sheet of subsidiaries and joint venture expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the statement of losses is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(q)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses reported during the year. Actual results could differ from these estimates.

(r)	Risks and uncertainties

The Group participates in a volatile industry with a concentration of customers in one geographic area that are characterized by industry-wide competition for market share resulting in aggressive pricing practices, continually changing customer demand patterns, growing competition and rapid technological development. The Group’s operating results could be adversely affected should the Group be unable to anticipate customer demand accurately, to maintain short design cycles while meeting evolving industry performance standards, to manage its product or services transitions and inventory levels, to distribute its products and services quickly in response to customer demand, to differentiate its products and services from those of its competitors, or to compete successfully in the market for its new products and services.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group provides mobile service and sells mobile phones to a diversified group of customers within a concentrated geographical area. Credit evaluations of customers are performed by the Group, and collateral is generally not required. Credit related losses are provided for as estimated by the Group.

(s)	Convenience translations

The consolidated statements of losses and of cash flows for the year ended December 31, 2002 and the consolidated balance sheet as of December 31, 2002 contain certain translations of Hong Kong dollars at the rate of HK$7.7988 to U.S. dollars. Such translations should not be construed as representations that the Hong Kong dollar amounts represent or have been or could have been converted into U.S. dollars at that or any other rate.

3	Restatement

In 2001, the discounted value of the Minimum Annual Fees of the mobile carrier license to establish and maintain a third-generation (“3G”) mobile telecommunications network and to provide 3G services in Hong Kong (“3G License”) was recorded both as an intangible asset and as a long-term liability.

During 2002, the directors have re-evaluated the Group’s existing accounting policy for the 3G License and believe that it is not an appropriate treatment, as it does not reflect fully the underlying legal and financial obligations and therefore the commercial position of the Group given the provisions of the 3G License.

Accordingly, the license fees payable prior to the launch of commercial services are regarded as integral to the development and construction of the 3G network and are deferred and included within fixed assets. Depreciation of the fixed assets will be provided from the commencement of 3G services over the shorter of the remaining life of the 3G License or the estimated useful life of the fixed assets.

Therefore, the consolidated balance sheet as of December 31, 2001 has been restated to reflect the following adjustments:

(i)	Decrease in the intangible asset by HK$583,930,000;

(ii)	Decrease in the 3G License fees liability by HK$333,109,000 under long-term liabilities;

(iii)	Increase in the fixed assets by HK$9,154,000; and

(iv)	Increase in the prepayment of 3G License fees by HK$191,667,000 under non-current assets and HK$50,000,000 under current assets.

The directors believe that the adjustments result in a more appropriate presentation of the fees paid under the terms of the 3G License.

4	Cost of services

Cost of services represents interconnection charges, cost of out-bound roaming services, provision for doubtful debts, billing materials charges, bill collection charges, cost of prepaid cards and revenue sharing expenses.

F-16

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5	Net loss

	Year ended December 31,

	2000	2001	2002
	HK$	HK$	HK$

	(Amounts in thousands)
Net loss is stated after charging:
Advertising and promotion costs	138,947	43,727	41,551
Depreciation of owned fixed assets	253,480	258,641	253,668
Depreciation of fixed assets under finance leases	7,811	6,461	2,725
Operating lease charges on land and buildings, including transmission sites	190,983	209,370	220,207
Operating lease charges on leased lines	102,265	94,777	87,130

Salaries and related costs comprise:
Salaries, bonuses and allowances	250,661	223,330	212,338
Retirement scheme contributions	4,540	9,872	6,653
Termination benefits	—	—	24,899

	255,201	233,202	243,890

Finance costs comprise:
Interest on bank loans and overdrafts	65,102	52,160	37,923
Interest on vendor loans	35,508	16,540	20,816
Interest on convertible notes	34,428	—	—
Interest element of finance lease payments	814	413	129
Other incidental borrowing costs	1,086	1,017	965

	136,938	70,130	59,833

6	Taxation

The Group is subject to tax on an entity basis on income arising in or derived from Hong Kong. The rate of taxation of the companies within the Group operating in Hong Kong for the years ended December 31, 2000, 2001 and 2002 is 16%. No provision for Hong Kong and overseas profits tax has been made during the years presented as the Group has no assessable profit for each of the three years.

The Group has not recorded a deferred tax in its consolidated statements of losses for the years ended December 31, 2000, 2001 and 2002 in respect of tax losses due to the uncertainty that the resultant deferred tax asset will be recovered in the foreseeable future. The differences between the effective tax rate of 0% and the Hong Kong tax rate of 16% were primarily due to valuation allowances for deferred tax assets in respect of tax loss carryforwards, the effect of non-deductible expenses and other temporary differences.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The income tax credit attributable to the loss for each of the years ended December 31, 2000, 2001 and 2002 differed from the amounts computed by applying the Hong Kong statutory rate to the pre-tax loss as a result of the following differences:

	Year ended December 31,

	2000	2001	2002
	HK$	HK$	HK$

	(Amounts in thousands)
Hong Kong statutory tax rate	16%	16%	16%

Income tax credit at the Hong Kong statutory tax rate	(72,102)	(33,880)	(18,762)
Effect of temporary differences	(30,366)	(2,250)	2,333
Effect of non-deductible expenses	5,535	1,534	8,000
Effect of non-taxable income	—	(2,631)	(431)
Valuation allowance on tax loss	96,933	37,227	8,860

Provision for income taxes	—	—	—

The potential deferred tax assets/(liabilities) not provided for as of December 31, 2001 and 2002 amounted to:

	December 31,

	2001	2002
	HK$	HK$

	(Amounts in thousands)
Accelerated depreciation allowances	(113,160)	(102,991)
Tax losses	478,119	476,859
Other temporary differences	49	—

	365,008	373,868

Deferred income tax assets are recognized for tax loss carryforwards to the extent that realization of the related tax benefit through the future taxable profits is probable. The Group has net unrecognized tax losses of HK$2,327,444,000 (2001: HK$2,281,300,000) to carry forward against future taxable income. This tax loss has no expiry date.

7	Loss per share

Basic loss per share for the year ended December 31, 2000 has been calculated as if the 2,300,000,000 ordinary shares were in issue on January 1, 2000 and on the basis that the 690,000,000 ordinary shares were issued on March 15, 2000 pursuant to the Global Offering in determining the weighted-average number of shares in issue for the year.

Basic loss per share for the year ended December 31, 2001 and 2002 has been calculated based on the weighted average number of 2,990,000,000 shares in issue during the year.

There is no dilutive effect upon exercise of the share options on the loss per share for the years ended December 31, 2000, 2001 and 2002.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8	Restricted cash deposits

As of December 31, 2002, a bank deposit of HK$1,682,000 (2001: HK$2,385,000) has been pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. The guarantee will expire in March 2007.

As of December 31, 2002, another bank deposit of HK$156,939,000 (2001: HK$132,706,000) was restricted to settle the bank loans, vendor loans and the relevant interest repayable within six months.

9	Trade receivables, net

	December 31,

	2001	2002
	HK$	HK$

	(Amounts in thousands)
Trade receivables	93,728	95,251
Less: Provision for doubtful debts	(5,266)	(7,842)

	88,462	87,409

Changes in the provision for doubtful debts consist of:

	Year ended December 31,

	2000	2001	2002
	HK$	HK$	HK$

	(Amounts in thousands)
Balance at the beginning of the year	19,323	4,747	5,266
Additions charged to expense	29,542	19,791	30,883
Write-off	(43,077)	(19,060)	(28,307)
Write back of provision	(1,041)	(212)	—

Balance at the end of the year	4,747	5,266	7,842

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10	Inventories

	December 31,

	2001	2002
	HK$	HK$

	(Amounts in thousands)
Mobile phones and accessories Cost	26,233	13,155
Less: Provision	(5,785)	(3,160)

	20,448	9,995

As of December 31, 2002, the carrying amount of inventories that were stated at net realizable value amounted to HK$3,129,000 (2001: HK$19,830,000).

All inventories were pledged as security for the bank loan and vendor loan facilities of the Group.

11	Deposits, prepayments and other receivables

	December 31,

	2001	2002
	HK$	HK$

	(Amounts in thousands)
Rental deposits for transmission sites	31,536	33,790
Deposits for acquisition of fixed assets	5,617	5,848
Other deposits	20,863	20,303
Prepayments	29,953	27,687
Others	7,639	8,727

	95,608	96,355

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12         Fixed assets, net of accumulated depreciation

		Furniture
	Network	and	Office	Computer	Motor	Leasehold
	equipment	fixtures	equipment	equipment	vehicles	improvements	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(Amounts in thousands)
Cost
As of January 1, 2001	1,620,051	7,433	12,732	202,905	3,354	299,815	2,146,290
Additions	80,338	74	460	17,931	—	11,420	110,223
Disposals	(221)	(96)	(774)	(1,082)	(483)	(7,526)	(10,182)

As of December 31, 2001 as
previously reported	1,700,168	7,411	12,418	219,754	2,871	303,709	2,246,331
Restatement (note 3)	9,154	—	—	—	—	—	9,154

As of December 31, 2001, as restated	1,709,322	7,411	12,418	219,754	2,871	303,709	2,255,485

As of January 1, 2002	1,709,322	7,411	12,418	219,754	2,871	303,709	2,255,485
Additions	125,827	883	6,389	4,378	585	30,014	168,076
Disposals	(13)	(845)	(859)	(2,392)	(376)	(9,459)	(13,944)

As of December 31, 2002	1,835,136	7,449	17,948	221,740	3,080	324,264	2,409,617

Accumulated depreciation
As of January 1, 2001	374,896	3,141	6,055	109,190	1,882	201,138	696,302
Charge for the year	172,345	1,493	2,541	44,461	644	43,618	265,102
Disposals	(150)	(76)	(564)	(839)	(317)	(6,606)	(8,552)

As of December 31, 2001	547,091	4,558	8,032	152,812	2,209	238,150	952,852

As of January 1, 2002	547,091	4,558	8,032	152,812	2,209	238,150	952,852
Charge for the year	180,433	1,256	2,830	36,702	354	34,818	256,393
Disposals	(11)	(660)	(733)	(2,363)	(351)	(9,407)	(13,525)

As of December 31, 2002	727,513	5,154	10,129	187,151	2,212	263,561	1,195,720

Net book value
As of December 31, 2002	1,107,623	2,295	7,819	34,589	868	60,703	1,213,897

As of December 31, 2001	1,162,231	2,853	4,386	66,942	662	65,559	1,302,633

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Certain network equipment and computer equipment are held under finance leases. The total cost of these assets and the related accumulated depreciation as of December 31, 2001 and 2002 are as follows:

	December 31,

	2001	2002
	HK$	HK$
	(Amounts in thousands)
Cost	18,553	18,553
Accumulated depreciation	(15,590)	(18,315)

	2,963	238

All fixed assets were pledged as security for the bank loan and vendor loan facilities of the Group.

13	Investment in a joint venture

	December 31,

	2001	2002
	HK$	HK$
	(Amounts in thousands)
Share of net assets/(liabilities)	1	(1,905)
Advance	4,939	5,227

	4,940	3,322

Details of the joint venture as of December 31, 2002 are as follows:

		Place of		Principal activities and place of
Name	Nature	incorporation	Voting power	operation

Atria Limited	Corporate	Hong Kong	50%	Development of
				applications for wireless
				communications in Hong Kong

The advance to Atria Limited is unsecured, interest free and has no fixed repayment terms.

In January 2002, the Group formed a joint venture, Shell & SUNDAY Mobile Communications Limited (“Shell Mobile”), with Shell Hong Kong Limited to operate as a mobile virtual network operator on a pilot basis. After the completion of the pilot period, Shell Mobile ceased its operation effective from September 26, 2002 and commenced members’ voluntary liquidation on December 12, 2002. The Group’s investment in Shell Mobile of HK$16,703,000 had been fully written off as of December 31, 2002.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
14	Prepayment of 3G License fees

	2001	2002
	HK$	HK$
	(Amounts in thousands)
At January 1	—	241,667
Addition	250,000	—
Amount capitalized as fixed assets	(8,333)	(50,000)

At December 31	241,667	191,667
Less: Current portion included under current assets	(50,000)	(50,000)

	191,667	141,667

In 2001, the Group paid an amount of HK$250,000,000, equivalent to the aggregate of the first five years’ annual fees for the 3G License, to the Office of Telecommunications Authority (“OFTA”). For the remaining 10 years of the 3G License, the fees payable shall be the higher of 5% of the turnover attributable to the provision of the 3G services and the Minimum Annual Fees (as defined in the 3G License) for each year of the 3G License. The total Minimum Annual Fees over the remaining term of the 3G License is HK$1,056,838,000, the net present value of which, at an assumed cost of capital of the Group at 11.2%, is HK$333,109,000.

In accordance with the 3G License, the Group was required to provide a performance bond, equivalent to the 6th year’s Minimum Annual Fee due, on October 22, 2002. On October 11, 2002, OFTA granted a one-year waiver to the Group on the submission of such performance bond.

On October 22, 2003, the Group will be required to provide performance bonds in amounts equivalent to the 6th and 7th years’ Minimum Annual Fees due. From October 22, 2004 onwards, the Group will be required to provide additional performance bonds in amounts such that the total of such performance bonds and the Minimum Annual Fees prepaid is equivalent to the next five years’ Minimum Annual Fees due (or the remaining Minimum Annual Fees due where less than five years remains).

15	Other payables and accrued charges

	December 31,

	2001	2002
	HK$	HK$
	(Amounts in thousands)
Provision for commission	31,447	11,385
Deposits received	46,562	35,702
Accrual for network costs	42,548	57,084
Accrual for purchases of fixed assets	24,296	7,965
Interest payable	4,807	5,239
Others	43,651	53,938

	193,311	171,313

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16	Obligations under finance leases

	December 31,

	2001	2002
	HK$	HK$
	(Amounts in thousands)
Future minimum payments for finance leases payable
- within one year	2,123	155
- in the second year	209	—

	2,332	155
Less: amounts representing interest	(174)	(17)

	2,158	138

Obligations under finance leases repayable in the following years:
- within one year	1,970	138
- in the second year	188	—

	2,158	138

17	Banking and other borrowing facilities

The Group’s banking and other borrowing facilities as of December 31, 2001 and 2002 are analyzed as follows:

			Amount available		Amount utilized		Terms as of December 31, 2002
			December 31,		December 31,		Interest rate	Repayment terms

			2001	2002	2001	2002
	Note		HK$	HK$	HK$	HK$
				(Amounts in thousands)
Banking facilities
Long-term bank loans	(a	)	576,000	420,000	576,000	420,000	HIBOR + 5.5%	15 quarterly installments from March 11, 2001
Other borrowing facilities
Vendor loans	(b	)	1,087,821	846,167	175,455	365,316	LIBOR + 5.5%	15 quarterly installments from March 11, 2001

			1,663,821	1,266,167	751,455	785,316

The HIBOR and LIBOR rates were 1.4978% and 1.38%, respectively as of December 31, 2002.

Apart from the vendor loans which are U.S. dollar denominated debts, all other facilities are denominated in Hong Kong dollars.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2002, the bank loans and the vendor loans were secured, amongst other things, by a charge over all the assets, revenue and shares of certain wholly-owned subsidiaries of the Company, including Mandarin, the main operating subsidiary.

Maturities of long-term loans as of December 31, 2002 are as follows:

	Bank loans	Vendor loans
	HK$	HK$
	(Amounts in thousands)
December 31, 2003	180,000	58,491
December 31, 2004	240,000	306,825

	420,000	365,316

(a)	The weighted-average interest rates of the long-term bank loans of the Group are 7.06% and 7.00% as of December 31, 2001 and 2002 respectively.

(b)	Nortel Networks (Asia) Limited (''Nortel’’), a major vendor of the Group, provided a long-term loan facility (the “vendor loan facility”) of US$155,000,000 (approximately HK$1,209,000,000) to the Group for financing certain of its capital and other expenditures.

During the year ended December 31, 2000, the vendor loan facility was fully utilized. The Group then temporarily repaid Nortel an aggregate of US$130,000,000 (approximately HK$1,013,000,000) and at the same time Nortel granted a short-term revolving facility of the same amount (“the revolving loan facility”) to the Group with an expiry date on March 12, 2001.

On March 8, 2001, the Group extended the expiry date of the revolving facility of US$130,000,000 (approximately HK$1,013,000,000) granted by Nortel to March 11, 2002. During the extended period to March 11, 2002, there were four scheduled repayments of the vendor loans on March 11, June 11, September 11 and December 11, 2001 (the “Repayment Dates”) respectively. On these Repayment Dates, the scheduled loan repayments to Nortel were reduced by a cancellation of the revolving facility of an amount equal to 2.5% of the available revolving facility. On the expiry date, the outstanding principal of the revolving facility will become part of the vendor loan facility. As of December 31, 2002, the unutilized amount of the revolving facility was US$61,657,000,000 (approximately HK$480,851,000). The revolving facility has been further extended to September 11, 2004.

The weighted-average interest rates of the vendor loans of the Group are 7.02% and 6.88% as of December 31, 2001 and December 31, 2002 respectively.

(c)	Bank and vendor loans’ covenants

Pursuant to the Amended and Restated Sponsor Support Agreement dated February 18, 2000 entered into between the bank, Nortel and Distacom Communications Limited, USI Holdings Limited, Lai Sun Development Company Limited, The Hong Kong Parkview Group Limited and China Travel Service (Holdings) Hong Kong Limited (“Sponsors”), these Sponsors have certain non-financial obligations under the Sponsor Support Agreement. Any breach of the obligations under the Sponsor Support Agreement provides the bank and Nortel with rights of actions against these sponsors only and has no impact on the bank loan and vendor loan facilities.

On February 18, 2000, the Group renegotiated the terms, in particular the covenants, of the bank loans and the vendor loans with the bank and Nortel respectively.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The revised bank loan and the vendor loan facilities effective from February 18, 2000 contain a number of covenants that restrict Mandarin’s ability to take certain actions without the prior approval of the bank and Nortel. These covenants include the following:

•	Mandarin must operate its business in accordance with business plans approved by the bank and Nortel except for variations that would not have a material adverse effect on Mandarin’s financial condition, its operations or its ability to repay the debt;

•	Mandarin cannot incur capital expenditure in any budget period greater than 15% above the levels specified in its business plan then in effect;

•	Mandarin is required to continuously meet certain subscriber, earnings, tangible net worth and debt service ratio targets;

•	Mandarin must continue to be managed by such person or persons who, in the reasonable opinion of the bank and Nortel, have sufficient expertise and experience in the Hong Kong or international telecommunications industry so as to be able to provide adequate managerial personnel to implement and execute Mandarin’s business plan then in effect in accordance with good industry practice;

•	Mandarin is prohibited from declaring or paying dividends until the combined outstanding balance of the facilities is less than HK$600,000,000. When Mandarin pays a dividend, it is required to make a prepayment to the facilities which equals the total amount of a dividend, and that dividend and the matching prepayment can only be funded from the excess cash flow of Mandarin;

•	Mandarin is required to deposit all of its revenues into an account from which it may only withdraw amounts for its operating expenses, working capital and capital expenditures, as provided in the business plan then in effect. The rest of its revenue goes toward paying principal and interest on the facilities and into a minimum six months debt service reserve account for future payments. If there is any excess cash flow after these commitments, Mandarin may use 50% of that excess cash, but it must use the other 50% to prepay the facilities;

•	Mandarin generally cannot, without consent from the bank and Nortel, incur new debt except for certain permitted indebtedness incurred in the ordinary course of business;

•	Mandarin cannot use its assets to secure any additional debt, subject to certain exceptions; and

•	Mandarin will be in default:

(i)	if it defaults on any other loan in excess of US$2,000,000 (approximately HK$15,597,600);

(ii)	if the Company, SUNDAY Holdings Corporation or SUNDAY Investment Limited default on any other loan in excess of US$10,000,000 (approximately HK$77,988,000); or

(iii)	if, in the opinion of the bank and Nortel, an event occurs which has a material adverse effect on Mandarin’s financial condition, operations or ability to repay debt.

Failure to comply with these covenants and restrictions, subject to a 14-day grace period in the case of a remediable event, would entitle the bank and Nortel to accelerate the maturity of the outstanding debt under the facilities and exercise their security rights over substantially all of Mandarin’s assets.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On July 30, 2002, the Group entered into various documents to effect certain amendments to the bank loan and vendor loan facilities in order to accommodate changes to the structure of the Group for business development and/or cost saving measures, including the provision of a corporate guarantee by the Company to secure all the obligations and liabilities of its wholly-owned subsidiaries, as well as to vary the required targets for subscriber, earnings, tangible net worth and debt service ratio. The maturity of the loans, amounts lent and interest provisions have not been altered.

18	Commitments and contingencies

(a)	Capital commitments

	December 31,

	2001	2002
	HK$	HK$
	(Amounts in thousands)
In respect of purchases of fixed assets:
- contracted but not provided for	118,044	53,898
- authorized but not contracted for	70,510	2,223

	188,554	56,121

(b)	Commitments under operating leases

As of December 31, 2001 and 2002, the Group had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	December 31,

	2001	2002
	HK$	HK$
	(Amounts in thousands)
In respect of land and buildings, including transmission sites:
- within one year	170,948	156,473
- in the second year	78,823	69,269
- in the third year	23,054	21,141
- in the fourth year	6,054	5,869
- in the fifth year	3,772	1,203
- after the fifth year	2,034	236

	284,685	254,191

In respect of leased lines:
- within one year	55,145	43,871
- in the second year	29,457	5,048
- in the third year	3,664	—

	88,266	48,919

	372,951	303,110

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19	Share capital, reserve arising from the Reorganization and share premium

	December 31,

	2000	2001	2002
	HK$	HK$	HK$
	(Amounts in thousands)
Share capital	299,000	299,000	299,000

Reserve arising from the Reorganization	1,254,000	1,254,000	1,254,000

Share premium	2,124,424	2,124,424	2,124,424

The Company was incorporated on November 24, 1999 with an authorized share capital of HK$380,000 divided into 3,800,000 ordinary shares of HK$0.1 each, of which one ordinary share was allotted and issued at par for cash on incorporation. On the same date, this share was transferred to a shareholder of Mandarin and 99 ordinary shares of HK$0.1 each were issued at par for cash to the shareholders of Mandarin. These 100 ordinary shares were issued to the shareholders of Mandarin in the same proportion to their shareholding interests in Mandarin.

Pursuant to the Reorganization as described in note 1(a) on February 24, 2000, the Company issued 7,900 ordinary shares of HK$0.1 each, fully paid to the shareholders of SUNDAY Holdings Corporation in exchange for the issued shares of SUNDAY Holdings Corporation at that date following which the issued share capital of the Company increased to HK$800 represented by 8,000 ordinary shares with a par value of HK$0.1 each.

Pursuant to special resolutions in writing passed on March 1, 2000, the authorized share capital of the Company was increased from HK$380,000 to HK$1,000,000,000 by the creation of 9,996,200,000 ordinary shares of HK$0.1 each, and the directors were authorized to issue 2,299,992,000 ordinary shares of HK$0.1 each to the shareholders on the register of members as of that date by capitalizing part of the share premium arising from the Global Offering.

On March 15, 2000, pursuant to the Global Offering, 690,000,000 ordinary shares of HK$0.1 each were issued to the public and institutional investors at HK$3.78 per share (the “New Issue”) for cash. The excess of the issue proceeds over the par value of the shares issued was credited to the share premium account.

Immediately following the New Issue, the Bonus Issue of 2,299,992,000 ordinary shares of HK$0.1 each were issued and allotted as fully paid at par to the shareholders on the register of members of the Company as of March 1, 2000 by way of capitalization of a sum of HK$229,999,200 standing to the credit of the share premium account of the Company.

The share capital of the Company has been restated retroactively as of December 31, 1999, for the 8,000 ordinary shares in issue and outstanding after the Reorganization completed on February 24, 2000. The Bonus Issue of 2,299,992,000 ordinary shares to the existing shareholders of the Company was treated as unpaid because this Bonus Issue was effected by capitalizing part of the share premium arising from the issue of shares pursuant to the Global Offering which was not reflected in the consolidated financial statements for year ended December 31, 1999.

Reserve arising from the Reorganization represents the difference between the nominal value of the share capital of the subsidiaries and the nominal value of the Company’s shares issued pursuant to the Reorganization completed on February 24, 2000.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Mandarin was incorporated on November 24, 1994 with an authorized share capital of HK$10,000 divided into 10,000 ordinary shares of HK$1 each. Two ordinary shares of HK$1 each were issued upon incorporation. By a special resolution passed on February 16, 1995, the authorized share capital of Mandarin was increased from HK$10,000 to HK$1,000,000 by the creation of an additional 990,000 ordinary shares of HK$1 each. On March 1, 1995, a total of 999,988 ordinary shares of HK$1 each were issued at par for cash. By an ordinary resolution passed on September 11, 1998, the authorized share capital of Mandarin was increased from HK$1,000,000 to HK$2,000,000,000 by the creation of an additional 1,999,000,000 ordinary shares of HK$1 each. On the same date, the issued share capital of Mandarin was increased to HK$1,254,000,000 by the issue of 1,253,000,000 ordinary shares of HK$1 each at par. These shares rank pari passu with the existing shares of Mandarin and were paid up by conversion of the loans from shareholders of an equivalent amount. On February 10, 2000, all these shares were converted into non-voting deferred shares of HK$1 each and another 100 ordinary shares of HK$1 each were issued as described in note 1(a).

20	Share option scheme

On March 1, 2000, the shareholders of the Company approved and adopted a share option scheme (the “Share Option Scheme”). Under the Share Option Scheme, the board of directors may offer to grant qualifying employees and directors of the Company or its subsidiaries options to subscribe for ordinary shares of the Company. Upon accepting an option, a grantee must pay HK$1 to the Company as consideration for the grant within 28 days from the offer date.

The board of directors may determine, in its discretion, the consideration for a share payable by a participant upon the exercise of any option granted under the Share Option Scheme and such price will not be less than the higher of: (1) the nominal value of the Company’s share; or (2) 80% of the average of the closing prices of the Company’s shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the option on which there were dealings in the Company’s shares on the Stock Exchange.

The board of directors has absolute discretion to determine the exercise period of any option, except that no option may be exercised more than 10 years after its grant. Subject to earlier termination by the Company in a general meeting of shareholders, the Share Option Scheme will remain in force for 10 years from its adoption date.

On May 22, 2002, the shareholders of the Company approved the adoption of a new share option scheme (the “New Option Scheme”) and the termination of the operation of the Share Option Scheme. Upon the termination of the Share Option Scheme, no further options will be granted under the Share Option Scheme but the provisions of the Share Option Scheme will remain in full force and effect in respect of the existing options granted.

Under the New Option Scheme, the board may, in its discretion, grant options to any director, employee, consultant, customer, supplier, agent, partner, shareholder or adviser of or contractor to the Group or a company in which the Group holds an interest or a subsidiary of such company. Each grant of options to a director, chief executive or substantial shareholder or any of their respective associates must be approved in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”).

The exercise price for any particular option under the New Option Scheme will be determined by the board but will be not less than the highest of (i) the closing price of shares on the date of grant of the option, (ii) an amount equivalent to the average closing price of a share for the five business days immediately preceding the date of grant of the option and (iii) the nominal value of a share.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under both the New Option Scheme and Share Option Scheme must not, in aggregate, exceed 30% of the shares of the Company in issue.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total number of shares available for issue under options which may be granted under the New Option Scheme (excluding those options that have been granted by the Company prior to the date of approval of the New Option Scheme) must not in aggregate, exceed 10% of the issued share capital of the Company as of the date of approval of the New Option Scheme (“Scheme Mandate Limit”). The Scheme Mandate Limit may be refreshed by shareholders of the Company in general meeting provided that the Scheme Mandate Limit so refreshed must not exceed 10% of the issued share capital of the Company at the date of approval of the refreshment by the shareholders. The board may also seek separate shareholders’ approval in general meeting to grant option beyond the Scheme Mandate Limit (whether or not refreshed) provided that the options in excess of the Scheme Mandate Limit are granted only to the eligible participants specified by the Company before such approval is sought.

No option may be granted under the New Option Scheme to any eligible participant which, if exercised in full, would result in the total number of shares issued and to be issued upon exercise of the options already granted or to be granted to such eligible participant (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital of the Company. As of the date of such new grant, any grant of further options above this limit will be subject to certain requirements provided under the Listing Rules, including the approval of shareholders at general meeting.

No share options were granted under the New Option Scheme or the Share Option Scheme during the year ended December 31, 2002. Details of the share options outstanding as of December 31, 2002 which have been granted under the Share Option Scheme are as follows:

	Options held at January 1, 2002	Options granted during the year	Options exercised during the year	Options lapsed during the year(1)	Options held at December 31, 2002	Exercise price HK$	Grant date(2)	Exercisable until

Executive Directors	90,000,000	—	—	—	90,000,000	1.01	05/31/2000	05/30/2010
Chief Executive	15,000,000	—	—	15,000,000	—	1.01	05/31/2000	05/30/2010
Continuous contract employees	26,265,646	—	—	8,266,569	17,999,077	3.05	03/23/2000	03/22/2010
	30,551,857	—	—	9,619,312	20,932,545	1.01	05/31/2000	05/30/2010
	2,096,009	—	—	645,377	1,450,632	3.05	05/31/2000	05/30/2010
	3,828,177	—	—	1,868,616	1,959,561	1.01	01/19/2001	01/18/2011

Notes:

(1)	These share options lapsed during the year upon the cessation of employment of certain employees.

(2)	Of the share options granted, 40% become exercisable after one year from the grant date and 30% per annum during the following two years.

21	Cash and cash equivalents

	December 31,

	2001	2002
	HK$	HK$
	(Amounts in thousands)
Cash and bank balances	18,533	14,782
Bank deposits	28,795	34,795

	47,328	49,577

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22	Related party transactions

The following is a summary of significant related party transactions which were carried out in the normal course of the Group’s business:

	Year ended December 31,

	2000	2001	2002
	HK$	HK$	HK$
	(Amounts in thousands)
International telecommunications service revenue received from a related company (note a)	12,045	6,564	—
Operating lease charges paid to related companies (note b)	(5,304)	(4,870)	(4,334)
Consulting service fees paid to a related company (note c)	—	(833)	(1,580)
Sales and marketing service fees paid to a beneficial shareholder (note d)	(510)	(910)	—

(a)	The Group entered into certain agreements based on normal commercial terms with a wholly-owned subsidiary of a related company, e-Kong Group Limited (“e-Kong”), during the year ended December 31, 2000. Under these agreements the Group enabled the customers of e-Kong to make international calls by providing it interconnection to the Group’s international telecommunications service facility and referred the Group’s subscribers of “1622” international telecommunications service to make international calls directly through a web site of e-Kong. Such arrangement was terminated effective from September 26, 2001 pursuant to a revised agreement entered on the same date.

Messrs. Richard John Siemens, Kuldeep Saran and William Bruce Hicks are directors of both the Company and e-Kong.

(b)	The Group entered into various operating lease agreements based on normal commercial terms with subsidiaries of certain beneficial shareholders of the Company to lease a number of premises for the Group’s operating activities.

(c)	The Group entered into certain agreements based on normal commercial terms with Lifetree Convergence Limited (“Lifetree”) during the year ended December 31, 2002, which provided various software development and consulting services to the Group.

Messrs. Richard John Siemens, Edward Wai Sun Cheng, William Bruce Hicks and Kuldeep Saran are directors of both the Company and Lifetree.

(d)	Distacom Communications Limited (“Distacom”), a beneficial shareholder of the Company, provided the Group with sales and marketing services for fees which were agreed based on the resources spent, expertise allocated and actual staff costs incurred by Distacom for providing these services.

Messrs. Richard John Siemens, William Bruce Hicks, Kuldeep Saran, Simon Murray and Tak Sing Yip are directors of both the Company and Distacom.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23	Retirement benefit arrangements

Pursuant to a trust deed entered into by the Group on April 1, 1998, the Group has set up a defined contribution scheme to provide retirement benefits for its employees in Hong Kong with retrospective effect from July 1, 1997 (the “Retirement Scheme”).

All permanent full time employees in Hong Kong were eligible to join the Retirement Scheme before the Mandatory Provident Fund (“MPF”) Scheme was set up on December 1, 2000. Under the Retirement Scheme, the employees were required to choose to contribute either nil or 5% of their monthly salaries. The Group’s contributions were calculated at 5% of the employee’s monthly salaries.

With effect from December 1, 2000, the Group has set up another defined contribution scheme, the MPF Scheme, for all the eligible employees of the Group in Hong Kong including the employees under the Retirement Scheme. The contributions from the employees and employer are made to the MPF Scheme only and are no longer made to the Retirement Scheme.

Under the MPF Scheme, the employees are required to contribute 5% of their monthly salaries up to a maximum of HK$1,000 and they can choose to make additional contributions. The Group’s monthly contributions are calculated at 5% of the employee’s monthly salaries up to a maximum of HK$1,000 (the “mandatory contributions”). The Group makes certain additional contributions if the employee’s monthly salaries exceed HK$20,000 (the “voluntary contributions”).

Under the MPF Scheme, the employees are entitled to 100% of the employer’s mandatory contributions upon their retirement at the age of 65 years old, death or total incapacity. The employees are entitled to 100% of the Group’s voluntary contributions after seven years of completed service or at a reduced scale of the Group’s voluntary contributions after completion of two to six years’ service. Under the Retirement Scheme, the employees are entitled to 100% of the employer’s contributions after seven years of completed service, or at a reduced scale after completion of two to six years’ service. Forfeited contributions are to be refunded to the Group.

The Group’s contributions for the years ended December 31, 2000, 2001 and 2002 amounted to HK$4,511,000, HK$9,872,000 and HK$6,653,000 respectively. The scheme assets are held separately from those of the Group under respective provident funds managed by independent administrators.

The pension scheme which covers the employees in the People’s Republic of China (“PRC”) is a defined contribution scheme at various applicable rates of monthly salary that are in accordance with the local practice and regulations.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24	Business segment information

The following segment reporting information is prepared based on the segmental operating results regularly reviewed by the Group’s chief operating decision maker. The Group is principally engaged in three business segments in Hong Kong: mobile services, sales of mobile phones and accessories and other services.

		Sales of
	Mobile	mobile phones
	services	and accessories	Other services	Group
	HK$	HK$	HK$	HK$
2000		(Amounts in thousands)
Turnover	988,718	404,444	57,231	1,450,393

Loss from operations	(146,150)	(96,092)	(138,441)	(380,683)

Interest income				51,053
Finance costs				(136,938)

Net loss				(466,568)

Segment assets	1,491,947	70,903	86,223	1,649,073
Unallocated assets				726,199

Total assets				2,375,272

Capital expenditure	293,623	12,133	33,517	339,273

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Sales of
	Mobile	mobile phones
	services	and accessories	Other services	Group
	HK$	HK$	HK$	HK$
	(Restated)			(Restated)
2001		(Amounts in thousands)
Turnover	1,165,399	242,901	14,093	1,422,393

Loss from operations	(38,127)	(52,958)	(72,125)	(163,210)

Interest income				21,592
Finance costs				(70,130)

Net loss				(211,748)

Segment assets	1,641,795	47,904	57,167	1,746,866
Investment in a joint venture				4,940
Unallocated assets				184,371

Total assets				1,936,177

Capital expenditure	114,744	3,604	1,029	119,377

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Sales of
	Mobile	mobile phones
	services	and accessories	Other services	Group
	HK$	HK$	HK$	HK$
2002		(Amounts in thousands)
Turnover	1,217,677	115,291	9,722	1,342,690

Profit/(loss) from operations	1,128	(38,239)	(5,264)	(42,375)

Interest income				3,553
Finance costs				(59,833)
Share of losses from joint ventures				(18,609)

Net loss				(117,264)

Segment assets	1,557,242	28,823	12,987	1,599,052
Investment in a joint venture				3,322
Unallocated assets				208,469

Total assets				1,810,843

Capital expenditure	164,701	3,375	—	168,076

The Group’s principal activities are undertaken in one geographic area, Hong Kong.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25	Particulars of subsidiaries

The Company has the following principal wholly-owned subsidiaries as of December 31, 2002:

	Place of	Issued and fully
Name	incorporation	paid up capital	Principal activities

Shares held directly

SUNDAY HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	100 ordinary shares of US$1 each	Investment holding

SUNDAY HOLDINGS (CHINA) CORPORATION	British Virgin Islands	1 ordinary shares of US$1	Investment holding

SUNDAY IP HOLDING CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding

Shares held indirectly

MANDARIN COMMUNICATIONS LIMITED	Hong Kong	100 ordinary shares of HK$1 each and 1,254,000,000 non-voting deferred shares of HK$1 each	Provision of mobile and other services, and sales of mobile phones and accessories

SUNDAY 3G HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding

SUNDAY 3G (HONG KONG) LIMITED	Hong Kong	2 ordinary shares of HK$1 each	Licensee of Hong Kong 3G License

SUNDAY IP Limited	British Virgin Islands	1 ordinary share of US$1	Holding the Group’s intellectual property rights and trade marks

SUNDAY COMMUNICATIONS SERVICES (SHENZHEN) LIMITED (“SCSSL”)	The PRC	US$1,500,000 (Note below)	Provision of back office support services to the Group

The principal activities of the subsidiaries, except for SCSSL which is operated in the PRC, are undertaken in Hong Kong.

Note: SCSSL is registered as a wholly foreign-owned enterprise in the PRC. The registered capital of SCSSL had been fully paid up as of December 31, 2002.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26	Financial instruments

(a)	Fair value

Financial assets of the Group include restricted cash deposits, cash and cash equivalents, trade receivables, deposits, prepayments and other receivables. The fair values of the financial assets approximate carrying amount due to the short-term nature of these items. Financial liabilities of the Group include bank loans, vendor loans, obligations under finance leases, trade payables, other payables and accrued charges, and subscriptions received in advance.

The fair values of the Group’s bank loans, vendor loans and obligations under finance leases are estimated based on applying a discounted cash flow using current market rates for similar financial instruments. The carrying amounts and fair values of the Group’s bank loans, vendor loans and obligations under finance leases are as follows:

	Carrying amount		Fair value
	December 31,		December 31,

	2001	2002	2001	2002
	HK$	HK$	HK$	HK$
	(Amounts in thousands)		(Amounts in thousands)
Bank loans	576,000	420,000	565,424	412,883
Vendor loans	175,455	365,316	175,442	364,498
Obligations under finance leases	2,158	138	2,213	138

(b)	Concentration of credit risk

Financial instruments which potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents, trade receivables, deposits, prepayments and other receivables.

Restricted cash deposits, cash and cash equivalents are substantially all the Group’s cash and bank balances. They are placed with a number of international banks in Hong Kong to which the Group believes its exposure to risk is limited.

Trade receivables mainly represent service fee receivables from the Group’s subscribers in Hong Kong. No major customers make up more than 10% of the Group’s trade receivables or revenue at December 31, 2001 and 2002 or each of the three years in the period ended December 31, 2002.

Deposits, prepayments and other receivables are spread among numerous third parties.

(c)	Interest rate risk

The interest rates and terms of repayment of loans of the Group are set out in note 17.

27	Summary of differences between HK GAAP and US GAAP

The Group’s consolidated financial statements are prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP. Differences between HK GAAP and US GAAP which have significant effects on the net loss and total shareholders’ equity of the Group are summarized as follows:

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Net loss and total shareholders’ equity

	Year ended December 31,

	2000	2001	2002
	HK$	HK$	HK$
	(Amounts in thousands)
Net loss under HK GAAP	(466,568)	(211,748)	(117,264)
US GAAP adjustments:
Deferred tax on accelerated depreciation allowances (i)	(795)	24,459	10,169
Deferred tax assets on tax loss and others (i)	795	(24,459)	(10,169)
Amortization of net connection fees (ii)	—	(10,390)	(1,878)
(Charge)/write-back of compensation cost in respect of amortization of deferred compensation for share options (iii)	(3,752)	(3,800)	111

Net loss under US GAAP	(470,320)	(225,938)	(119,031)

Basic and diluted loss per share under US GAAP (in cents)	(16.5)	(7.6)	(4.0)

Shares outstanding for basic and diluted loss per share (thousands)	2,850,492	2,990,000	2,990,000

	As of December 31,

	2000	2001	2002
	HK$	HK$	HK$
	(Amounts in thousands)
Total shareholders’ equity under HK GAAP	999,744	787,996	670,732
US GAAP adjustments:
Deferred tax liabilities (i)	(137,619)	(113,160)	(102,991)
Deferred tax assets (i)	466,000	481,038	478,349
Valuation allowance on deferred tax asset (i)	(328,381)	(367,878)	(375,358)
Deferred net connection fees (ii)	—	(10,390)	(1,878)
Share premium in respect of deferred compensation for share options (iii)	9,896	9,573	7,854
Deferred compensation not yet amortized for share options (iii)	(6,144)	(2,021)	(413)
Compensation cost in respect of amortization of deferred compensation for share options (iii)	(3,752)	(7,552)	(7,441)

Total shareholders’ equity under US GAAP	999,744	777,606	668,854

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(i)	Under both HK GAAP and US GAAP, the Group is required to recognize deferred tax assets and liabilities for the expected future tax consequences of all events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements’ carrying amounts of existing assets and liabilities, and their respective tax bases and tax credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. Under HKGAAP, deferred tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The unrecognized deferred tax asset is disclosed in the note to the financial statements. Under US GAAP, a valuation allowance is recorded to reduce the carrying amount of deferred tax asset unless it is more likely than not that such asset will be realized.

Details of deferred income taxes provided under US GAAP are disclosed in note 27(c).

(ii)	During 2001 and 2002, new subscribers are charged a connection fee upon contracting with the Group for mobile services. Under HK GAAP, connection fee revenue is recognized when received upon completion of activation services.

Under US GAAP, connection fee of the mobile services, net of the direct incremental costs incurred, is deferred and recognized over the estimated customer service periods, which are estimated based on the expected stabilized churn rates. Connected fee revenue for 2001 and 2002 amounted to HK$16,319,000 and HK$16,254,000, respectively, of which HK$10,390,000 and HK$10,788,000 was deferred as of December 31, 2001 and 2002 respectively. Connected fee revenue of HK$8,910,000 deferred in 2001 has been credited to the consolidated statement of losses during 2002.

(iii)	Under HK GAAP, no compensation cost to employees is required to be recognized in respect of the grant of share options. Proceeds from issue of shares upon the exercise of share options are credited to share capital and share premium account respectively and there is no effect on the results of the Group in connection with the Share Option Scheme.

Under US GAAP, intrinsic value of stock options issued to employees has been used in the computation of the compensation cost for outstanding share options granted to the Group’s employees. Accordingly, deferred compensation of HK$10,254,000 was recognized on options granted with an exercise price lower than the fair market value of the Company’s shares at the grant date. The deferred compensation is amortized over the three-year vesting period. Deferred compensation of HK$2,400,000 for the options forfeited are reversed in shareholders’ equity. No compensation is recognized for options which are granted with an exercise price equal to or greater than the fair market value of the Company’s shares at the grant date. Compensation costs charged/(write-back) to the consolidated statements of losses and credited/(debited) to the deferred compensation for the years ended December 31, 2000, 2001 and 2002 were HK$3,752,000, HK$3,800,000 and (HK$111,000) respectively in respect of amortization of the deferred compensation.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the status of the Company’s Share Option Scheme is as follows:

	Number of	Weighted average
	shares to be	exercise price
	subscribed	per option

Outstanding as of January 1, 2001	175,140,136	1.40
Granted	4,213,147	1.01
Exercised	—	—
Forfeited	(11,611,594)	1.96

Outstanding as of December 31, 2001	167,741,689	1.36

Outstanding as of January 1, 2002	167,741,689	1.36
Granted	—	—
Exercised	—	—
Forfeited	(35,399,874)	1.79

Outstanding as of December 31, 2002	132,341,815	1.31

The following table summarizes information about share options outstanding as of December 31, 2002:

	Number	Weighted-average	Number
Exercise price	outstanding as of	remaining	exercisable as of
HK$	December 31, 2002	contractual life	December 31, 2002
1.01	112,892,106	7.43	78,436,606
3.05	19,449,709	7.24	13,614,796

	132,341,815

The Company has also computed, for pro forma disclosure purposes, the fair value of all share options granted to employees of the Company and its subsidiaries using the Black-Scholes option pricing model and the following weighted average assumptions for the year ended December 31, 2002:

	2001	2002

Risk-free interest rate	6.20%	6.49%
Expected dividend yield	0%	0%
Expected volatility of the market price of the Company’s shares	56%	70%
Weighted-average expected life of the options	10 years	10 years

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted-average fair value of options granted to employees during the year ended December 31, 2002 was HK$1.01 per share. If the Company had accounted for the plan using the fair value method, the Group’s net loss would have increased as follows:

	Year ended December 31,

	2001	2002
	HK$	HK$
	(Amounts in thousands)
Net loss
As reported	(225,938)	(119,031)
Pro forma	(289,555)	(139,836)

Basic and diluted loss per share (in cents)
As reported	(7.6)	(4.0)
Pro forma	(9.7)	(4.7)

(iv)	Accounting for 3G License

Under HK GAAP, the HK$250,000,000 which represents the annual fees for the first five years of the 3G License term is recorded as a prepayment with the license fees charge prior to the launch of the 3G services being included in fixed assets. Depreciation of the fixed assets will be provided from the commencement of 3G services over the shorter of the remaining life of the 3G License or the estimated useful lives of the fixed assets.

Under US GAAP, the amount paid for the 3G License fees is classified as intangible asset which will be amortized commencing upon the launch of the 3G services over the remaining 3G License period or the estimated useful lives of the related 3G network assets, whichever is the shorter. The intangible asset is reviewed for impairment. No impairment charge is required for 2002.

(b)	Consolidated statements of losses

Under HK GAAP, the consolidated statement of losses is reported by nature whereby network costs are presented separately under operating expenses and bad debts expenses are presented under costs of services. Under US GAAP, however, the statement of losses is reported by function and the network costs and salaries and related costs, excluding depreciation, which are directly related to the generation of revenue are included in cost of services, is separately shown. Rental, salaries and related costs and bad debts expenses are included in selling, general and administration expenses.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under US GAAP, the consolidated statements of losses, including the US GAAP adjustments as set out in note 27(a), would be reported as follows:

	Year ended December 31,

	2000	2001	2002
	HK$	HK$	HK$
	(Amounts in thousands)
Revenues from
Mobile services	988,718	1,155,009	1,215,799
Sales of mobile phones and accessories	404,444	242,901	115,291
Other services	57,231	14,093	9,722

Total operating revenues	1,450,393	1,412,003	1,340,812
Cost of sales of mobile phones and accessories	(424,549)	(244,981)	(113,414)
Cost of services	(577,728)	(548,342)	(547,676)

Gross profit	448,116	618,680	679,722
Other revenues	8,702	2,602	1,917
Operating costs
Depreciation	(261,291)	(265,102)	(256,393)
Selling, general and administrative costs	(579,962)	(533,580)	(469,388)

Loss from operations	(384,435)	(177,400)	(44,142)
Interest income	51,053	21,592	3,553
Finance costs	(136,938)	(70,130)	(59,833)
Share of losses of joint ventures	—	—	(18,609)

Net loss	(470,320)	(225,938)	(119,031)

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Deferred tax

Under US GAAP, deferred tax (liabilities) and assets comprise the following:

	Year ended December 31,

	2001	2002
	HK$	HK$
	(Amounts in thousands)
Deferred tax liabilities
Accelerated depreciation allowances	(113,160)	(102,991)

Deferred tax assets
Tax losses carried forward	480,989	478,349
Other temporary differences	49	—
Valuation allowance	(367,878)	(375,358)

Deferred tax assets	113,160	102,991

Net deferred tax liabilities	—	—

As of December 31, 2002, the Group has accumulated tax losses, with no definite period of expiration, amounting to HK$2,989,682,000 (the tax effect thereon is HK$478,349,000) which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize deferred tax assets, therefore valuation allowance of HK$367,878,000 and HK$375,358,000 at December 31, 2001 and 2002, respectively has been established.

Changes in the valuation allowance consist of:

	Year ended December 31,

	2001	2002
	HK$	HK$
	(Amounts in thousands)
Balance at the beginning of the year	328,381	367,878
Additions to income tax expenses	39,497	7,480

Balance at the end of the year	367,878	375,358

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Recent accounting pronouncements

In April 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. This Statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. This Statement amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of this statement related to the rescission of SFAS No. 4 will be applied in fiscal years beginning after May 15, 2002.

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issue Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. This statement is effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption encouraged.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS No. 123”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Most provisions of SFAS No. 148 are effective for fiscal years beginning after December 15, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — An Interpretation of SFAS No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34”. FIN 45 (i) elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued; (ii) clarifies that a guarantor is required to recognize, at the inception of guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified beginning after December 31, 2002 and the disclosure requirements are effective for fiscal years beginning after December 15, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities — An Interpretation of Accounting Research Bulletins No. 51” (“FIN 46”). FIN 46 addresses consolidation by business enterprises of variable interest entities. FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest enterprises” or “VIEs”) and to determine when and which business enterprise should consolidate VIE (the “primary beneficiary”). This new model for consolidation applies to an entity either (i) the equity investors (if any) do not have a controlling financial interest or (ii) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The provisions of the statement apply immediately to variable interest entities created beginning after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date, FIN 46 applies in the first fiscal year beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.

The Group believes the adoption of these pronouncements would not have a material impact on its consolidated financial statements.

APPENDIX A

GLOSSARY OF TECHNICAL TERMS

     This glossary contains certain definitions and other terms as they relate to our businesses and as they are used in this Annual Report. As such, these definitions may not correspond to standard industry definitions.

2G	“Second Generation”, a type of wireless communications technology based on the digital technology, including GSM, CDMA and D-AMPS technology, and which was developed primarily for voice applications.

3G	“Third Generation”, the next wave of wireless communications technology based on the UMTS standard that has broadband transmission capability to support multimedia services, such as real time interactive video.

analog	a method of storing, processing and transmitting information through the continuous variation of a signal.

bandwidth	the relative range of analog frequencies or digital signals that can be passed through a transmission medium without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or bits per second (digital).

base station	fixed transceiver (transmitter and receiver) equipment, containing base transceiver stations, used for communicating between mobile phones within a certain area in a mobile network and a fixed link base station controller.

base station controller (BSC)	a switch controlling a number of base stations.

base transceiver station (BTS)	radio equipment, contained in a base station, used for transmitting and receiving signals to and from mobile phones within a single cell.

broadband	a service or connection allowing a considerable amount of information to be conveyed. Broadband is generally defined as bandwidth of at least 1.5 Mbps.

browser	a software program that retrieves, displays, and prints information from the World Wide Web.

CDMA	code division multiple access, a digital cellular technology developed in the United States which is a way of multiplying a variety of signals onto a single communications channel.

cell	coverage area for a single base transceiver station.

cell site	the location of a base station.

digital	in recording or computing, the use of binary code to represent information.

e-mail	electronic messages sent via the internet.

EFR	enhanced full rate, a technology which enables voice transmission quality over digital mobile systems, which is equivalent to voice transmission quality over a landline, by filtering background noise.

ETS	external telecommunication services, which are regulated and licensed in Hong Kong by the Hong Kong Telecommunications Authority for external telecommunications services over IPLCs.

FTNS	fixed telecommunication network services, which are regulated and licensed in Hong Kong by the Hong Kong Telecommunications Authority for telecommunications services between fixed points.

A-1

GPRS	general packet radio services, an evolved version of 2G GSM technology which transmits and receives packets of data in bursts instead of using a continuous open radio channel. GPRS bandwidth is 115.2 Kbps.

GSM 1800	global system for mobile communications standard, which uses the 1800 MHz frequency band. This standard was previously known as DCS 1800 and is the standard for PCS networks in Hong Kong.

GSM 900	global system for mobile communications standard, which uses the 900 MHz frequency band.

HTML	hypertext mark-up language, the language used to write pages for the World Wide Web.

HTTP	hypertext transfer protocol, the data exchange protocol used for the World Wide Web. HTTP allows for the transfer of multimedia and hyperlinked data.

IN	intelligent network.

international roaming	a service which permits subscribers to use their existing mobile phone and telephone number when travelling in other countries outside their local network.

internet	international computer network, a worldwide electronic communication network.

intranet	a private version of the Internet usually created for use within an organization.

IP	internet protocol.

IPLC	international private leased circuit.

ISR	International Simple Resale, a mechanism enabling operators who are licensed to provide external telecommunications services which enable international long distance calls using external telecommunications facilities of fixed telecommunication network service operators who are licensed to provide them.

Java	object-oriented programming language for creating software applications which are independent of operating systems and can be uploaded from servers to subscribers allowing, for example, the functionality of browsers to be increased.

Java SIM card	a rewriteable SIM Card with 32K memory.

Kbps	kilobits per second, which is a measurement of speed for digital signal transmission expressed in thousands of bits per second.

LAN	local area network.

Mbps	megabits per second, which is a measurement of speed for digital signal transmission expressed in millions of bits per second.

MHz	megahertz, million hertz.

MNP	mobile number portability, which was introduced by OFTA in March 1999. This allows mobile telephone users in Hong Kong to switch service providers and keep their existing mobile telephone numbers without penalty.

mobile switch	a switch in a GSM network responsible for telephony switching functions.

PCS	personal communication service or system, the generic term for the type of digital cellular network constructed in Hong Kong using frequency bands at 1800 MHz.

A-2

PDA	personal digital assistant, a hand-held device that functions as a personal organizer, containing calendar, address and perhaps e-mail or fax capabilities.

PNETS	public non-exclusive telecommunications services, which are regulated and licensed by the Hong Kong Telecommunications Authority for services such as international value-added network services (which also covers the licensing of ISPs), virtual private network services (or VPNs) and external telecommunications services (or ETS).

PNETS (ETS) license	a public non-exclusive telecommunications services (external telecommunications service) license, which is required to be obtained by an international long distance service provider in order to provide customers short code access to that service provider’s international long distance services, and permits such a service provider to use ISR to provide the international long distance services.

PRS License	a public radiocommunication service license, which permits the provision by a mobile operator of PCS public mobile telecommunication services.

PSTN	public switched telephone network, a generic term for a fixed network to which a cellular network is interconnected in order to be able to send and receive calls to and from fixed network subscribers.

router	hardware designed to look at the destination addresses of passing data packets and to direct the data to the proper destination.

server	a computer that allows other computers to connect to it. Servers store information and allow client computers to retrieve information for users.

SIM card	subscriber identity module card, a smart card which stores the subscriber identity information and authentication key and which needs to be inserted into a GSM mobile phone to make it operable.

SIM toolkit	a technology which allows subscribers to access services on a mobile telephone in a simple and direct way. Subscribers can select services from the menu of their telephone without having to memorize service numbers.

switch	a node in a telephony network in which circuits are connected automatically in response to signals generated by subscribers’ mobile phones.

switching center	the physical location of one or several switching systems.

TDMA	time division multiple access, a digital cellular technology, which is deployed on the 800 MHz and 1900 MHz frequencies.

UMTS	universal mobile telephony system or service, a standard for 3G networks.

WAP	wireless application protocol, an open, global specification that allows internet access and other broadband services on mobile wireless devices.

web site	the virtual location for an organization’s presence on the World Wide Web.

WWW (or World Wide Web)	a world wide network of servers that supports hypertext connections using, among others, HTML and HTTP.

A-3