Form 20-F
period 2003-12-31
SUNDAY COMMUNICATIONS LTD
filed 2004-06-30
CIK 1106952

As filed with the U.S. Securities and Exchange Commission on June 30, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

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

Number outstanding as of
Class	December 31, 2003
Ordinary Shares, par value HK$0.10 per share	2,990,000,000

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

Item 17 [    ]    Item 18 [X]

i

Item 16A AUDIT COMMITTEE FINANCIAL EXPERT	56
Item 16B CODE OF ETHICS	56
Item 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES	57
Item 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	57
Item 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	57
PART III	58
Item 17. FINANCIAL STATEMENTS	58
Item 18. FINANCIAL STATEMENTS	58
Item 19. EXHIBITS	58
SIGNATURE	59
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1
APPENDIX A — GLOSSARY OF TECHNICAL TERMS	A-1
EXHIBIT INDEX	E-1
EX-1.1 ARTICLES OF ASSOCIATION
EX-4.5 TURN KEY CONTRACT
EX-4.6 FACILITY AGREEMENT
EX-4.7 SUBCONTRACT AGREEMENT
EX-8.1 PRINCIPAL SUBSIDIARIES OF THE REGISTRANT
EX-12.1 CERT OF GROUP MANAGING DIRECTOR
EX-12.2 CERT OF GROUP DIRECTOR-FINANCE
EX-13.1 CERT OF GROUP MANAGING DIRECTOR TO SEC1350
EX-13.2 CERT OF GROUP DIRECTOR-FINANCE TO SEC1350

ii

GENERAL INFORMATION

     Except as otherwise required by the context, references in this Annual Report to “SUNDAY”, “Company”, “registrant”, “us” or “we” refer to SUNDAY Communications Limited. The term “you” refers to holders of ordinary shares and American depositary shares, or ADSs, representing the ordinary shares. The terms “Hong Kong” and the “Government” refer to Hong Kong Special Administrative Region of The People’s Republic of China and its government, respectively. See “Appendix A — Glossary of Technical Terms” for definitions of technical terms used in this Annual Report.

     We publish our financial statements in Hong Kong dollars. In this Annual Report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States of America. This Annual Report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at HK$7.7640 = US$1.00, which was the noon buying rate in The City of New York for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. See “Item 3. Key Information — Selected Financial Data — Exchange Rate Information” for historical information regarding this noon buying rate. You should not construe these translations as representations that the Hong Kong dollars actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated or at any other rates.

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

     These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	the lack of substantial revenue from some of our businesses;

•	the pace of change of the wireless communications and data marketplace in Hong Kong;

•	the stagnant or decreasing demand for, and increased competition in, wireless communications and data services in Hong Kong and other relevant markets;

•	our ability to maintain growth and successfully introduce new products and services;

•	our churn rate, liquidity and capital resources and expenditure;

•	our ability to obtain requisite licenses, technologies and funding on timely and acceptable terms for our existing, new and future businesses;

•	our ability to realize usage and subscription fees from our services; and

•	the continued development, convergence and stability of technology infrastructure we use to provide our wireless communications and data services.

     For a further discussion of such risks and uncertainties, see “Item 3. Key Information — Risk Factors.” You should consider these factors carefully in evaluating any forward-looking statements and should not place any undue reliance on any forward-looking statements. You should keep in mind that any forward-looking statement made by us in this Annual Report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us.

     We are under no obligation to, and do not intend, to update or revise our forward-looking statements made herein to reflect actual results or changes in assumptions or other factors that could affect those statements.

iii

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

3.A SELECTED FINANCIAL DATA

     The selected financial data as of and for each of the three years ended December 31, 2001, 2002 and 2003 are derived from and should be read with our audited consolidated financial statements, including the notes to the audited consolidated financial statements, included in this Annual Report beginning on page F-1. We derived the selected financial data as of and for each of the two years ended December 31, 1999 and 2000 from our audited consolidated financial statements, which are not included in this Annual Report.

     Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in Hong Kong, or HK GAAP, which differ in some material respects from generally accepted accounting principles in the United States of America, or US GAAP. For a discussion of relevant differences between HK GAAP and US GAAP, see note 27 to our audited consolidated financial statements.

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003(1)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except for number of shares and ADS, per share and per ADS data)
Consolidated income statement data:
HK GAAP:
Operating revenues:
Mobile services	825.5	988.7	1,165.4	1,217.7	1,149.9	148.1
Sales of mobile phones and accessories	190.7	404.4	242.9	115.3	109.4	14.1
Other services(2)	9.2	57.2	14.1	9.7	0.7	0.1
Total operating revenues	1,025.4	1,450.3	1,422.4	1,342.7	1,260.0	162.3
Costs of sales and services:
Cost of services(2)(3)	(181.2)	(235.5)	(224.2)	(221.1)	(196.7)	(25.3)
Cost of sales of mobile phones and accessories	(507.6)	(424.5)	(245.0)	(113.4)	(133.3)	(17.2)
Gross profit	336.6	790.3	953.2	1,008.2	930.0	119.8
Other revenues	—	8.7	2.6	1.9	4.6	0.6
Operating expenses(4)	(1,084.5)	(1,179.7)	(1,119.0)	(1,052.8)	(852.7)	(109.9)
(Loss)/profit from operations	(747.9)	(380.7)	(163.2)	(42.7)	81.9	10.5
Interest income	2.2	51.1	21.6	3.5	2.5	0.3
Finance costs	(178.2)	(136.9)	(70.1)	(59.5)	(52.8)	(6.8)
Share of losses of joint ventures	—	—	—	(18.6)	(4.4)	(0.5)
Net (loss)/profit	(923.9)	(466.5)	(211.7)	(117.3)	27.2	3.5
Number of shares used to calculate (loss)/earnings per share (in thousands)	2,300,000	2,850,492	2,990,000	2,990,000	2,990,000	2,990,000
Basic (loss)/earnings per share (in cents)(5)	(40.2)	(16.4)	(7.1)	(3.9)	0.9	0.1
US GAAP:
Operating revenues:
Mobile services	825.5	988.7	1,155.0	1,215.8	1,160.0	149.4
Sales of mobile phones and accessories	190.7	404.4	242.9	115.3	109.4	14.1
Other services(2)	9.2	57.2	14.1	9.7	0.7	0.1
Total operating revenues	1,025.4	1,450.3	1,412.0	1,340.8	1,270.1	163.6
Costs of sales and services:
Cost of services(2)(3)	(460.4)	(577.7)	(548.3)	(547.7)	(465.3)	(59.9)
Cost of sales of mobile phones and accessories	(507.6)	(424.5)	(245.0)	(113.4)	(133.3)	(17.2)
Gross profit	57.4	448.1	618.7	679.7	671.5	86.5
Other revenues	—	8.7	2.6	1.9	4.6	0.6
Operating expenses(4)	(805.3)	(841.3)	(798.7)	(726.0)	(582.9)	(75.1)
(Loss)/profit from operations	(747.9)	(384.5)	(177.4)	(44.4)	93.2	12.0
Interest income	2.2	51.1	21.6	3.5	2.5	0.3
Finance costs	(178.2)	(136.9)	(70.1)	(59.5)	(52.8)	(6.8)
Share of losses of joint ventures	—	—	—	(18.6)	(4.4)	(0.5)
Deferred tax credit	—	—	—	—	—	—
Net (loss)/profit	(923.9)	(470.3)	(225.9)	(119.0)	38.5	5.0
Number of shares used to calculate (loss)/earnings per share (in thousands)	2,300,000	2,850,492	2,990,000	2,990,000	2,990,000	2,990,000
Number of ADSs used to calculate (loss)/earnings per ADS (in thousands)(5)	23,000	28,505	29,900	29,900	29,900	29,900
Basic (loss)/earnings per share (in cents)(5)	(40.2)	(16.5)	(7.6)	(4.0)	1.3	0.2
Basic (loss)/earnings per ADS (in dollars)(5)	(40.2)	(16.5)	(7.6)	(4.0)	1.3	0.2
Cash dividends declared per ordinary share	—	—	—	—	—	—

	As of December 31,
	1999	2000	2001(6)	2002	2003	2003(1)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Consolidated balance sheet data:
HK GAAP:
Total assets	1,704.2	2,375.2	1,936.2	1,810.9	1,732.7	223.2
Long-term debt	1,224.7	753.7	556.7	546.9	425.0	54.7
Total liabilities	2,661.3	1,375.5	1,148.2	1,140.2	1,034.8	133.3
Shareholders’ (deficit)/equity	(957.1)	999.7	788.0	670.7	697.9	89.9
US GAAP:
Total assets	1,841.0	2,512.8	2,049.4	1,810.9	1,732.7	223.2
Shareholders’ (deficit)/equity	(957.1)	999.7	777.6	658.5	695.8	89.6

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003(1)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except for operating data)
Cash flows data:
HK GAAP:
Net cash (outflow)/inflow from:
Operating activities	(417.1)	(324.4)	(88.3)	129.3	241.9	31.2
Investing activities	(99.5)	(203.4)	(441.0)	(109.5)	(127.2)	(16.4)
Financing activities	526.5	1,065.0	(49.5)	(17.6)	(61.9)	(8.0)
Other financial data:
EBITDA (HK GAAP)(7)	(520.6)	(119.4)	101.9	213.7	315.2	40.6
Operating data for mobile communications business:
Number of subscribers	287,000	410,000	551,000	603,000	660,000
Average monthly ARPU (HK$)(8)	292	272	219	209	201
Average monthly minutes of usage per subscriber	329	353	415	476	522
Average monthly churn rate(9)	5.8%	6.1%	8.3%	5.4%	5.0%

(1)	Our financial statements are maintained in Hong Kong dollars. For convenience, the U.S. dollar information as of and for the year ended December 31, 2003 has been translated into U.S. dollars at the exchange rate of HK$7.7640 = US$1.00, the noon buying rate on December 31, 2003. You should not construe these translations as representations that the Hong Kong dollars actually represent such U.S. dollar amounts or could have been converted into U.S. dollars at the rate indicated or at any other rates.

(2)	Other services include our “SUNDAY 1622” retail international long distance calling service business, which was launched in September 1999 and for which we outsourced the sales, service and billing functions in August 2000. The outsourcing arrangement was terminated in September 2001.

(3)	Cost of services consists of cost of mobile services and cost of other services, including the SUNDAY 1622 services.

(4)	Operating expenses consist of network costs, depreciation, rent and related costs, salaries and related costs, advertising, promotion and other selling costs, and other operating expenses.

(5)	Basic loss per share amount for the year ended December 31, 1999 has been calculated as if there were 2,300,000,000 ordinary shares in issue (comprising (a) 8,000 ordinary shares which were issued and outstanding following our reorganization in February 2000 and (b) 2,299,992,000 ordinary shares issued to our five shareholders in the bonus issue made as part of the restructuring of our capital upon the completion of our global offering). Basic (loss)/earnings per share amount for the year ended December 31, 2000 has been calculated as if the 2,300,000,000 ordinary shares were in issue on January 1, 2000 and on the basis that the 690,000,000 ordinary shares were issued on March 15, 2000 pursuant to the global offering. Basic (loss)/earnings per share amounts for each of the three years ended December 31, 2001, 2002 and 2003 have been calculated based on the 2,990,000,000 ordinary shares in issue during the year. The ADS to share ratio was changed from 1:30 to 1:100 in July 2002. The comparative basic loss per ADS amounts for each of the three years ended December 31, 1999, 2000 and 2001 had been restated based on the new ADS to share ratio to conform with the 2002 presentation.

(6)	For the year ended December 31, 2002, we changed the method of accounting on the 3G license acquired in October 2001 and the consolidated balance sheet as of December 31, 2001 had been restated to reflect the adjustments.

(7)	EBITDA represents (loss)/profit before interest income and finance costs, income tax expense/(benefit), depreciation, amortization and share of losses from joint ventures. EBITDA is presented because we believe it is an accepted financial indicator of a company’s ability to meet its future debt service, capital expenditure and working capital requirements. Since the telecommunications business is capital intensive, capital expenditure and level of debt and interest expenses may have a significant impact on net profit for companies with similar operating results. Therefore, for a telecommunications company such as ourselves, we believe that EBITDA provides a useful reflection of our operating results. However, EBITDA should not be considered in isolation or as an alternative to net profit/(loss) as determined under HK GAAP or US GAAP as an indicator of operating performance or as an alternative to cash flow as determined under HK GAAP or US GAAP as a measure of liquidity. In addition, our EBITDA, which is not a measure under HK GAAP or US GAAP, is not comparable to that of other companies, which may determine EBITDA differently.

     As a measure of our operating performance, we believe that the most directly comparable HK GAAP and US GAAP measure to EBITDA is net profit. The following table reconciles our net (loss)/profit under HK GAAP to our definition of EBITDA on a consolidated basis for each of the five years ended December 31, 1999, 2000, 2001, 2002 and 2003.

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003(1)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
EBITDA	(520.6)	(119.4)	101.9	213.7	315.2	40.6
Add/(less):
Depreciation	(227.3)	(261.3)	(265.1)	(256.4)	(233.3)	(30.1)
Interest income	2.2	51.1	21.6	3.5	2.5	0.3
Finance costs	(178.2)	(136.9)	(70.1)	(59.5)	(52.8)	(6.8)
Share of losses from joint ventures	—	—	—	(18.6)	(4.4)	(0.5)
Net (loss)/profit	(923.9)	(466.5)	(211.7)	(117.3)	27.2	3.5

     The following table reconciles our net (loss)/profit under US GAAP to our definition of EBITDA on a consolidated basis for each of the five years ended December 31, 1999, 2000, 2001, 2002 and 2003.

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003(1)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
EBITDA	(520.6)	(123.2)	87.7	212.0	326.5	42.1
Add/(less):
Depreciation	(227.3)	(261.3)	(265.1)	(256.4)	(233.3)	(30.1)
Interest income	2.2	51.1	21.6	3.5	2.5	0.3
Finance costs	(178.2)	(136.9)	(70.1)	(59.5)	(52.8)	(6.8)
Share of losses from joint ventures	—	—	—	(18.6)	(4.4)	(0.5)
Deferred tax credit	—	—	—	—	—	—
Net (loss)/profit	(923.9)	(470.3)	(225.9)	(119.0)	38.5	5.0

(8)	Monthly average revenue per user, or ARPU, or the monthly average revenue from mobile services per post-paid subscriber, is computed by dividing total revenues from mobile services for the month (including airtime revenues, value-added and enhanced services revenues, revenues from airtime for roaming and international long distance calls that terminate at our subscribers’ mobile phone numbers, as well as from airtime revenues arising from foreign subscribers roaming on our mobile network, but excluding subscription fees paid in advance, deposit payments and revenues from sales of mobile phones and accessories and prepaid SIM cards) by the daily weighted average number of mobile services subscribers for the month. Average monthly ARPU is the sum of ARPU for each month in the period divided by the number of months in the period.

(9)	The monthly churn rate is calculated by expressing the net number of post-paid subscriber deactivations or disconnections for the month as a percentage of the number of post-paid subscribers at the beginning of such month. The average monthly churn rate is the sum of the monthly churn rates in the period divided by the number of months in the period.

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

     The following table sets forth the average, high, low and period-end noon buying rate between the Hong Kong dollar and the U.S. dollar (in Hong Kong dollars per U.S. dollar) for the periods indicated.

     On June 25, 2004, the noon buying rate for the Hong Kong dollar was HK$7.7976 = US$1.00.

	Hong Kong dollar/U.S. dollar
	Noon Buying Rate
	Average(1)		High	Low	Period-End
	HK$		HK$	HK$	HK$
1999	7.7599	(1)	7.7814	7.7210	7.7740
2000	7.7936	(1)	7.8008	7.7765	7.7999
2001	7.7996	(1)	7.8004	7.7970	7.7980
2002	7.7996	(1)	7.8095	7.7970	7.7988
2003	7.7875	(1)	7.8001	7.7085	7.7640
December	7.7645		7.7670	7.7628	7.7640
2004
January	7.7663		7.7775	7.7632	7.7775
February	7.7748		7.7845	7.7686	7.7845
March	7.7930		7.7980	7.7842	7.7930
April	7.7970		7.8000	7.7870	7.7998
May	7.7971		7.8010	7.7895	7.7941

Source: Bloomberg

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

3.B CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

3.C REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

3.D RISK FACTORS

Risks Relating to Our Businesses and Operations

Current profitability is a recent development.

     We generated positive cash flow from our operating activities since 2002, and in January 2003 we started earning net profit on a month-to-month basis. The year 2003 was the first year since we commenced commercial operations in September 1997 that we have been profitable and have had positive operating cash flow. Our accumulated losses decreased for the first time from HK$3,006.7 million as of December 31, 2002 to HK$2,979.5 million as of December 31, 2003.

     We cannot be certain as to whether our profitability is sustainable. We may incur net losses and negative operating cash flows again as we expand our business, such as by enhancing our wireless network to accommodate increased usage and new technologies, developing our wireless data services, and incurring increased sales and marketing costs associated with our new businesses and services. To achieve sustained profitability, we will need in particular to continue to expand our mobile subscriber base, attract users and subscribers to our new services and increase the average revenue per user of our services. Whether we will continue to be profitable will also depend on our ability to develop new services successfully. The level of our operating expenses is based largely on anticipated organizational growth and revenue trends and a high percentage of these operational expenses are, and will continue to be, fixed. As a result, any delays in generating revenue could result in substantial operating losses. If we do not stay profitable and cash flow positive, our business and financial condition would be materially adversely affected. Our ability to service our debt could be also materially adversely affected.

We cannot assure you that when we introduce the third generation, or 3G, wireless services, we will be successful in developing the 3G services as currently required by our 3G license or the quality and levels of 3G services currently planned.

     We were awarded one of Hong Kong’s four 3G licenses in October 2001. We expect that we will begin to invest significantly in the construction and implementation of our 3G network and services in 2004. Our 3G license currently requires that our 3G network and services will cover at least 50% of the population of Hong Kong by the end of 2006.

     Other wireless operators worldwide are facing critical issues in 3G, such as the availability of mobile phones and international roaming capabilities. As is common with undertakings of this scale and complexity, we may experience various difficulties, including software, network, mobile phones and other technical problems, and we cannot be certain that we will be able to fully resolve the 3G related problems currently experienced by other wireless operators or that we will not encounter new problems. For example, we cannot be certain that:

•	when completed, our 3G network and services will deliver the quality and levels of services that our customers demand or prefer;

•	we will be able to provide all planned 3G services, or that we will be able to provide such services on schedule, or that developing and providing such services will not be more costly than expected;

•	manufacturers and content providers will create and offer products, including mobile phones for our 3G system and contents for our 3G services, on a timely basis;

•	there will be sufficient demand for 3G services to offer these services profitably; or

•	our competitors will not offer similar services at lower prices.

     If we experience substantial problems with the rollout of our 3G network or our 3G services in the future, it may adversely affect the range of our wireless voice and data services offered to our subscribers and may hinder our business growth.

Our wireless data services present us with unique risks and challenges and we can give no assurance that we will succeed.

     Our dominant source of revenues from mobile services is still voice communications. While we have observed a trend of increased usage in wireless data services, such as short messaging services, or SMS, during the past two years, the revenue from wireless data devices still has not accounted for a significant share of our total service revenue. There is no current proven business model for the provision of wireless data services in Hong Kong. The success of our data services will depend on the application of new technologies, the development of new and innovative service plans and products as well as the successful introduction of mobile devices which can provide fast and easy access to the internet. We cannot be certain that our strategy in this area will succeed or that we will be able to compete and achieve market acceptance for our products and services.

We may require additional funds.

     Our business requires significant capital expenditure, as well as marketing, development and other operating expenditures. We will need to continually expend capital to maintain and upgrade our network, develop new business lines, and market existing and new services. On October 22, 2001, we were awarded a 3G license from the Hong Kong Telecommunications Authority, or the HKTA, of which the minimum annual fees aggregate to approximately HK$1,306.8 million, payable over its 15-year license period. We are also required to provide a rolling performance bond to the HKTA covering the next five years’ minimum annual fees. Details of such requirements are set out in “Item 4. Information on the Company — Business Overview — Regulation”. We expect that the impact of capital expenditure and other operating expenses relating to the rollout of the 3G network, which will start in 2004, will be significant.

     In May 2004, our main operating subsidiary, Mandarin Communications Limited, or Mandarin, signed the facility agreement for the provision of long-term financing in connection with the establishment and supply of the 3G mobile communications network, or the Facility Agreement, with Huawei Tech. Investment Co., Limited, or HTIC. See the summary of the Facility Agreement in “Item 10. Additional Information — Material Contracts.” However, certain capital expenditure may not be covered by the Facility Agreement. Also, our expenditure plans and financing needs may grow faster than expected. If we are unable to maintain adequate financing, we will be unable to fund our capital expenditure, expand our business lines or meet our debt service obligations.

We have pledged substantially all of our assets to secure financing.

     Under the Facility Agreement and the related share charge, subordination deed and other security documents, or collectively the Security Arrangements, substantially all our assets, including the 3G license, were pledged to HTIC to secure the facilities. Such Security Arrangements, together with certain restrictive covenants in the Facility Agreement, will limit our ability to obtain new financing. See “Item 5. — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Certain Indebtedness.” If we default on the repayment of such debts, HTIC could enforce its security interests by seizing our assets or forcing us to sell our assets to repay the debt. In the event of a liquidation of our company, HTIC will have priority over our unsecured creditors and our ordinary share and ADS holders.

We have, and expect to continue to have, substantial debt, which will require us to improve our cash flow to satisfy the related debt service obligations, increases our vulnerability to adverse developments and creates other risks.

     We signed the Facility Agreement with HTIC in May 2004 comprising of HK$859 million equipment supply facility, a HK$500 million general facility and a 3G performance bond facility. See “Item 5. — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Certain Indebtedness.” The equipment supply facility would be drawn down against invoices issued under the turn key contract signed between Mandarin and HTIC in May 2004 for the supply and installation of a mobile communications network and associated services, or the Supply Contract, and is repayable by eight semi-annual instalments commencing four years from the date of the Facility Agreement. The general facility is a term loan facility repayable in five progressively increasing semi-annual instalments.

     Therefore, our debt repayment obligations are, and will continue to be, substantial and will require us to dedicate a substantial portion of our cash flow to pay interest and principal. Our cash flow is, in large part, generated from operations. We cannot give you any assurance that our operating cash flow will improve sufficiently. Furthermore, if our operating cash flow does not grow as expected, we will need to raise additional financing, which may not be available on attractive terms or at all.

     Our debt service requirements will consume cash that might otherwise be available to maintain and expand our business. Furthermore, our leverage and the covenants imposed under the Facility Agreement increase our vulnerability to adverse developments in our company, the industry, market interest rates and the general economy, limit our ability to take advantage of or react to new trends and challenges in our business, and place us at a competitive disadvantage relative to competitors with less debt.

We are subject to covenants in our financing agreements that restrict our financial and operating flexibility.

     Our financing arrangements with HTIC under the Facility Agreement subject us to a number of covenants that restrict our financial and operating flexibility and include certain financial and operating targets that we must satisfy to avoid default, which include:

•	operation of Mandarin’s business in accordance with the approved business plans except for variations that would not have a material adverse effect on Mandarin’s financial condition, its operations or its ability to repay the debt;

•	certain financial and performance targets which Mandarin is required to comply with;

•	a minimum level of cash for debt service in a reserve account;

•	application of all or part of its excess cash flow to the repayment of debt; and

•	without the consent from our lenders, no new debt except for certain permitted indebtedness.

     Failure to comply with these covenants would entitle the lenders to accelerate the maturity of Mandarin’s outstanding debt and exercise their security rights over substantially all of our assets. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Certain Indebtedness” for a more complete summary of the terms of the Facility Agreement.

Our limited resources may cause delays in implementing our plan of aggressive growth and expansion.

     The launch of our new products and services is critical to the success of our business plan. The implementation of this plan will impose a greater burden on our systems and may strain our administrative, operational and financial resources. We will have to cope with managing the simultaneous implementation of our infrastructure development and marketing plans, while expanding our internal management, technical, information and accounting systems. We face the risk of unforeseen complications in the deployment of new technologies, such as 3G. Our failure to achieve these objectives in a timely manner and on a cost effective basis could delay the implementation of new services, reduce the quality and functionality of the services, increase our operational costs, reduce our actual and potential market share, hinder us from realizing our revenue streams and otherwise materially adversely affect our results of operations, prospects and financial condition.

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

We may not be able to deliver our services if we experience system failures or shutdown in communications networks.

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

     We rely on third-party vendors with respect to many aspects of the supply, development and operation of our mobile network. The principal suppliers of our 2G and 3G radio and switching infrastructure and equipment are Nortel and Huawei Technologies Co., Ltd., or Huawei, respectively. The principal suppliers of our mobile phones and accessories are Nokia, Sony Ericsson, Samsung, Siemens and Motorola, which collectively accounted for 91% of the mobile phones supplied to us in 2003. We expect that this trend will continue in 2004. Failure by any of these or other suppliers to provide equipment, software and services in accordance with specifications and in a timely manner could materially adversely affect our operations and business prospects and increase our costs.

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

     Because the Distacom group of companies has interests in other providers of communications service and internet related service, it is possible that it may direct suitable business opportunities to other companies under its control. We have entered into a non-competition agreement with Distacom Communications Limited, or Distacom, in which Distacom has agreed that, subject to certain conditions, neither Distacom nor any of its subsidiaries will be interested or engaged in any Hong Kong mobile or fixed line telecommunications business or in any Hong Kong-focused internet-related business. No assurance can be given that such agreement will be adequate to protect our interests. If members of the Distacom group enter into any of the businesses in which we are currently involved or enter into any future businesses into which we may wish to enter, our revenue, financial condition and results of operations may be adversely affected. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with Major Shareholders and Their Affiliates — Shareholder Non-Competition Agreement.”

Our shareholders may face difficulties in protecting their interests under the laws of the Cayman Islands or Hong Kong.

     Our corporate affairs are governed by our Memorandum and Articles of Association and by the Companies Law (Revised) of the Cayman Islands. The laws of the Cayman Islands relating to the protection of the interests of minority shareholders and to the fiduciary responsibilities of directors may differ from the laws in certain jurisdictions in the United States and the corresponding remedies available to such shareholders may differ accordingly. A summary of the laws of the Cayman Islands relating to protection of minority shareholders is set out in “Item 10. Additional Information — Memorandum and Articles of Association.” The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands and Hong Kong law may not be as clearly established as under statutes or judicial precedent in existence in certain jurisdictions in the United States. Therefore, our public shareholders may have more difficulty in protecting their interests in the face of actions by our directors, management or controlling shareholders than would shareholders of a corporation incorporated in certain jurisdictions in the United States.

     All of our directors and senior officers and our major shareholders live outside the United States. Also, all or most of our assets are located outside the United States. As a result, you may not be able to:

•	effect service of process upon us or these persons within the United States; or

•	enforce against us or these persons, judgments obtained in the United States courts. These judgments include judgments relating to the federal securities laws of the United States.

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

     Our future success depends on more people and businesses in Hong Kong using wireless data services, such as 3G. Commercial use of wireless data services is still developing and subject to many uncertainties. The data transmission speed for accessing to the internet through mobile telephones or other wireless devices is still low. Critical issues such as cost, security, reliability, ease of deployment, administration, availability of access devices, data transmission speed and quality of service may affect the adoption of wireless data applications and the internet to solve business needs in such markets. Our profitability could depend greatly on a sustained growth of wireless data applications in such markets.

We operate in a competitive environment in Hong Kong in the mobile communications industry.

     The Hong Kong mobile communications industry is highly competitive, particularly since the March 1, 1999 introduction of mobile number portability, or MNP, which enables mobile subscribers in Hong Kong to retain their telephone numbers when they switch to different service providers. Also, the market is one of the most mature in the world with mobile penetration rate of over 95% as of December 31, 2003. We believe that currently the three largest operators collectively have a market share of approximately 60% of the subscribers in the mobile communications market in Hong Kong. Their pricing policies have affected and could in the future significantly affect our tariff pricing and our ability to generate sufficient revenue. There have been periods of extreme price competition or “price wars” among Hong Kong wireless communications providers, which have generally been initiated by our competitors. If our competitors adopt further tariff lowering strategies, such as providing substantial handset subsidies and free airtime, our subscriber churn rates may increase and our tariff revenue will be adversely affected.

     Many of our competitors have longer operating histories, larger customer bases, more comprehensive usage databases and significantly greater financial, technical, marketing, human and other resources than us. These competitors may also offer products and services that provide significant performance, price, creative, integrated or other advantages over those that we offer or plan to offer. Accordingly, our competitors may be better positioned than us to absorb operating losses and launch competitive products and services.

     Hutchison, which is one of the four 3G licensees in Hong Kong, has launched its 3G services since January 2004 and has offered very substantial handset subsidies and attractive service tariff plans to attract new customers and to migrate existing 2G customers to 3G customers. We expect that the other 3G licensees may also launch their 3G services in 2004 or early 2005. As a result, we expect that market competition may further intensify among the 2G and 3G operators during the initial stages of the launch of such 3G services.

     Therefore, we expect that competition will continue to be intense as a result of possible entry of new competitors, consolidation of market leaders and the rapid development of new technologies, products and services. Our ability to compete successfully will depend on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors. Future business combinations and alliances in the telecommunications industry may create significant new competitors and could harm our business and results of operations.

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

Data security concerns could limit our ability to generate revenues from our wireless data businesses and subject us to legal liability.

     Our infrastructure is potentially vulnerable to computer viruses, break-ins and similar disruptive problems caused by our subscribers. Computer viruses, break-ins or other problems could lead to the following problems:

•	interruption, delay or cessation in service to our customers;

•	compromised security of confidential information of our customers; and

•	costly litigation.

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

Regulatory, Economic and Political Risks

We are in a highly regulated business and we require licenses from the HKTA, without which we would be unable to operate.

     We are subject to the rules and regulations of the HKTA, which regulates the telecommunications industry in Hong Kong and the Office of Telecommunications Authority, or OFTA, which assists the HKTA in enforcing and administering the Telecommunications Ordinance. The HKTA’s authority includes regulating and licensing telecommunications facilities and managing the radio frequency spectrum. If the HKTA determines that we have violated Hong Kong’s telecommunications laws or regulations or the conditions of our licenses, the HKTA has the power to suspend or cancel our licenses or take other action against us. We are also subject to various other rules, laws and ordinances applicable to companies operating in Hong Kong, including, for example, laws relating to obscenity and privacy. If we are found to be in violation of these laws, we may face judgments or penalties. In addition, our licenses have fixed duration, and we may not be granted renewals. The Chief Executive in Council may also cancel or suspend licenses if he considers it in the public interest to do so. Furthermore, if the HKTA changes its existing telecommunications regulations or policies such as those governing interconnection or competition, our results of operations, our financial condition, business and prospects could be adversely affected.

     If we are found to be in violation of our license conditions or any applicable laws or regulations enacted in the future, our business may be severely affected. See “Item 4. Information on the Company — Business Overview — Regulation.”

There may be political risks associated with doing business in Hong Kong.

     Our primary facilities and operations are located in Hong Kong. Hong Kong is a Special Administrative Region of the PRC with independent executive, judicial and legislative branches of government. While Hong Kong should enjoy a high degree of autonomy from the PRC under the principle of “one country, two systems,” the erosion in Hong Kong’s autonomy and developments in the PRC have in the past adversely affected and may in the future adversely affect the political and economic environment in Hong Kong.

The state of Hong Kong’s economy may affect our performance and financial condition.

     The Hong Kong economy has experienced considerable volatility since the second half of 1997. Hong Kong’s primary economic sectors, such as real estate, retail and finance, have generally declined.

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

     Substantially all of our operating revenues, expenses and liabilities are denominated in Hong Kong dollars. However, we may also incur significant expenses and liabilities in U.S. dollars, mainly in connection with financing our capital expenditure and purchases of mobile phones. As a result, we could be exposed to adverse effects of exchange rate fluctuations, particularly against the U.S. dollar. Significant fluctuations in the U.S. dollar to Hong Kong dollar exchange rate would likely have an adverse effect on our operating results and financial condition.

     The Basic Law of Hong Kong provides that the Hong Kong dollar is to remain the legal tender in Hong Kong after July 1, 1997. The Basic Law also provides that no foreign exchange control policies will be applied in Hong Kong and that the Hong Kong dollar is to be freely convertible. During the Asian regional economic crisis in 1998, however, the Hong Kong government intervened on several occasions in the foreign exchange market by purchasing Hong Kong dollars and selling U.S. dollars to support the value of the Hong Kong dollar.

     While the Hong Kong government has continued to support a pegged value at approximately HK$7.80 = US$1.00 and the PRC government has not devalued the Renminbi, or RMB, since January 1, 1994, we cannot assure you that these policies will not change. As of December 31, 2003, the exchange rate between Hong Kong dollars and Renminbi was approximately HK$1 = RMB1.06.

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

     The price of our ordinary shares or ADSs may fluctuate as a result of variations in our operating results. If the trading volume of our ordinary shares or the ADSs is low, the price fluctuations may be exacerbated. Since our viability is intricately linked with technology and our businesses are to a great extent driven by technology, the price of our ordinary shares or ADSs may rise and fall in tandem with announcements of technological or competitive developments, acquisitions or strategic alliances by us, our competitors or our suppliers. The prices of our ordinary shares or ADSs, as are typical of those of companies in the high technology and telecommunications sectors, are also prone to news regarding the gain or loss of a significant customer, key personnel or sales orders as well as changes in securities analysts’ estimates of our financial results or recommendations.

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

     All of our shareholders may sell their ordinary shares on The Stock Exchange of Hong Kong Limited, or the Stock Exchange of Hong Kong, without restriction.

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

4.A HISTORY AND DEVELOPMENT

     SUNDAY Communications Limited was incorporated in the Cayman Islands on November 24, 1999 as a company with limited liability under the Companies Laws (Revised) of the Cayman Islands. Our principal executive office is located at 13/F Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Special Administrative Region of Hong Kong, the PRC.

     Pursuant to a group reorganization, or the Reorganization, completed on February 24, 2000 to rationalize the group structure in preparation for the dual listing of SUNDAY’s ordinary shares on the Stock Exchange of Hong Kong and The Nasdaq National Market, SUNDAY became the holding company of the SUNDAY group.

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

     SUNDAY Communications Services (Shenzhen) Limited, or SUNDAY Shenzhen, is wholly-owned by SUNDAY Holdings (China) Corporation which itself is a wholly-owned subsidiary of SUNDAY incorporated in the British Virgin Islands. SUNDAY Shenzhen was established in Shenzhen, China in December 2001 for providing various support services to SUNDAY group companies.

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

     On March 15, 2000, we successfully completed a global offering of our shares, raising net proceeds of approximately HK$2.1 billion, which were net of related expenses and the conversion of the convertible notes. Our ADSs and ordinary shares were listed on The Nasdaq National Market, or Nasdaq, in the U.S. on March 15, 2000, and the Stock Exchange of Hong Kong on March 16, 2000, respectively.

Business Development

     We expect that the mobile service market in Hong Kong will offer less opportunity for expansion by subscriber numbers. Future revenue growth will increasingly depend on developing and delivering tailor-made services that more directly meet customer needs and desires. We are committed to a strategy of differentiating our products and services through market segmentation. We believe that market segmentation brings value to customers by providing tailor-made services to meet their specific lifestyle needs. During 2003, we have reorganized our operations according to distinct customer segments, namely, youth, ethnic, corporate and the mass market. Each is run as a sub-business, responsible for products, pricing, promotion and place of business, with separate targets for subscribers, ARPU, churn rate and other measures of performance. We believe that this reorganization of our operations will expand possibilities to develop and direct personalized and targeted services to specific market segments.

     To support these segments, we continue as a leader in innovative data services. We introduced a broad range of new wireless data applications and services based on the general packet radio service, or GPRS, technology in the fourth quarter of 2002. In 2003, we expanded our proprietary “Location Based Services,” or LBS. In the corporate segment, we made good progress as the market leader in enterprise LBS applications for logistics and field service dispatch. In the mass market, we launched “Family Watch” and “SARS updates,” applications which attracted considerable attention. In the youth segment, we launched interactive LBS games. We also launched other innovative services such as wireless LAN roaming services for business customers, which allows customers to access the internet via GPRS or wireless LAN.

     In May 2004, we introduced the “BOBO” mobile lifestyle service which is designed specifically to appeal to the “urban elites” in Hong Kong. This new target segment comprises people with certain demographics, targeting customers between the age of 25 to 44 who lead active, unconventional and trendy lifestyles, pursue professional careers and follow unique purchasing behaviours.

     Although our data and market segmentation initiatives are still in their early stages, they are already beginning to contribute to overall customer acquisition and retention. As a result of our expanded service offering, data services revenue grew by 55% in 2003.

     We believe that the introduction of these wireless data services is an important precursor to our 3G services as such services prepare the consumer market for the specialized multi-media mobile services products to be delivered through 3G, thus ensuring acceptance by consumers of our 3G product offerings.

     We have moved quickly to capitalize on the rapid changes in the industry that have seen powerful new entrants emerge in recent years. In December 2003, we entered into certain heads of agreement with Huawei to provide us with a turnkey solution for our 3G business. Huawei is one of the leading telecommunications equipment manufacturers, and is based in Shenzhen, China. Our partnership with Huawei has strengths in areas that will be critical to success in the 3G arena, such as the IP core network platform, 3G service creation as well as an end-to-end solution. The proximity of Huawei’s base in Shenzhen to Hong Kong gives us a significant advantage over our competitors in developing tailor-made services and launching them quickly.

     We believe that the future of Hong Kong’s mobile communications industry, as with most industries in Hong Kong, will be closely linked to mainland China, the world’s largest market. As such we expect to leverage our Huawei partnership to gain access to the China mobile communications market, drive cost efficiencies and create a foundation to capitalize upon opportunities that will develop as mainland China’s telecommunications industry opens.

     We also pay close attention to the possibilities for investment, expansion and efficiency gains offered by our proximity to mainland China. China is now the largest mobile phone market in the world, with a continuing high rate of growth. In addition, China offers the opportunity to source certain support aspects of our operations in Hong Kong at lower cost than in Hong Kong. In 2002, we set up SUNDAY Shenzhen to run an operations center in Shenzhen, a city adjoining Hong Kong in mainland China, to provide various support services to SUNDAY and to better position SUNDAY for future opportunities to provide services in China. We have relocated a number of functions to this center and realized significant cost savings in 2003, as outlined in “Item 5. Operating and Financial Review and Prospects — Operating Results — Results of Operations.”

     As a group operating in Hong Kong, we believe SUNDAY will be in an advantageous position to exploit opportunities in the China market, which is steadily liberalizing following the country’s accession to the World Trade Organization. We may also benefit from the increasingly close economic links between Hong Kong and mainland China. For example, the PRC government and the Hong Kong government have concluded a Closer Economic Partnership Arrangement, or CEPA, in June 2003 with the aim of fostering increased economic links between the two regions.

Capital Expenditure

     Our digital GSM 1800 mobile network is complete and is GPRS-enabled. While we will continue to allocate capital expenditures to further develop and maintain our existing mobile network, we expect total capital expenditure for such traditional mobile network purposes to decline relative to the total amounts spent since our inception. We incurred capital expenditure of approximately HK$339 million in 2000, HK$119 million in 2001, HK$168 million in 2002, and HK$122 million in 2003. Such capital expenditure was mainly funded by cash flows generated from operating activities and proceeds from the global offering in 2000.

     Following the investments already made to expand coverage and provide capacity for GPRS services, we expect that capital expenditure in 2004 will increase due to the commencement of the 3G network rollout. Under the Supply Contract, the 3G network is to be supplied and installed over a maximum period of three years. HTIC has given us the flexibility to change the equipment supplied and scope of devices developed as well as the timing of delivery of equipment and services if so required, without any amendment to the contract price.

     Such capital expenditure for the 3G network and services will be mainly funded by cash flows generated from operating activities and the loan facilities provided by HTIC pursuant to the Facility Agreement. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Certain Indebtedness — Loan Facilities” for details.

4.B BUSINESS OVERVIEW

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

Subscribers

     For the years ended December 31, 2001, 2002 and 2003, our total subscribers grew at rates of 34%, 9% and 9%, respectively. Our subscriber growth has significantly slowed since 2002 because the mobile communications market in Hong Kong during the past two years has shifted from a high-growth mass market to one characterized by saturation of penetration.

     The following table sets out selected information regarding our mobile subscriber base for the years ended December 31, 2001, 2002 and 2003:

	Year Ended December 31,
	2001	2002	2003
Average monthly churn rate(%)(1)	8.3%	5.4%	5.0%
Total number of prepaid and post-paid subscribers.	551,000	603,000	660,000
Year on year subscriber growth rate (%)	34%	9%	9%
Total number of mobile subscribers in Hong Kong(2)	5,252,000	5,714,000	6,532,000
Market share(%)(3)	10.5%	10.6%	10.1%
Hong Kong market penetration(%)(4)	77.7%	84.2%	95.9%
Average monthly ARPU (HK$)(5)	219	209	201

(1)	The monthly churn rate is calculated by expressing the net number of post-paid subscriber deactivations or disconnections for the month as a percentage of the number of post-paid subscribers at the beginning of such month. The average monthly churn rate is the sum of the monthly churn rates in the period divided by the number of months in the period.

(2)	Source: OFTA.

(3)	Total number of our mobile subscribers divided by the total number of mobile subscribers in Hong Kong.

(4)	Total number of mobile subscribers in Hong Kong divided by the estimated population of Hong Kong.

(5)	Monthly average revenue per user, or ARPU, or the monthly average revenue from mobile services per post-paid subscriber, is computed by dividing total revenue from mobile services for the month (including airtime revenue, value-added and enhanced services revenue, revenue from airtime for roaming and international long distance calls that terminate at our subscribers’ mobile phone numbers, as well as from airtime revenue arising from foreign subscribers roaming on our mobile network, but excluding subscription fees paid in advance, deposit payments and revenue from sales of mobile phones and accessories and prepaid SIM cards) by the daily weighted average number of mobile services post-paid subscribers for the month. Average monthly ARPU is the sum of ARPU for each month in the period divided by the number of months in the period.

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

Tariff Plans

     We bill our subscribers on a monthly basis for the basic fee in advance and for any additional airtime used in arrears. Subscribers pay for both incoming and outgoing calls. We provide a number of tariff plans based on usage, which provides our subscribers with a greater variety of choices to find one tailored to their needs.

     Since February 2001, we have charged each post-paid subscriber a monthly fee of HK$10 to cover part of the MTR/tunnels/mobile service license fees payable to the relevant third parties.

     We launch promotional plans to new subscribers at our retail shops and dealers from time to time to keep our rates competitive and attractive. We also offer promotional plans to some of our existing customers. Such promotional plans may offer additional airtime, free value-added services for a specified period and/or waiver of certain charges. We expect that we may adjust our tariffs more frequently and continue to launch promotional plans from time to time based on market conditions and other factors.

     As of December 31, 2003, the basic tariff plans offered to new subscribers (excluding the $10 monthly fee for MTR/tunnels/mobile service license fees) are set out below:

	Free Airtime
Plan	Normal Airtime	Intra-network Airtime
	(minutes)	(minutes)
HK$50	250	—
HK$88	700	—
HK$108	900	700
HK$138	1,100	900
HK$198	1,700	1,000
HK$258	2,600	1,100
HK$388	3,600	1,300
HK$488	4,700	1,700

Prepaid Cards

     In April 2000, we launched rechargeable prepaid SUNDAY SIM cards so that users are able to access our wireless services, including international long distance calling services, through any mobile phone. A SIM card, or subscriber identity module card, is a smart card that carries subscriber identity and authentication information and is used by inserting it into a mobile phone. Users are able to purchase prepaid SUNDAY SIM cards and refill cards as and when they require them at our retail shops and participating supermarkets and convenience stores. As of December 31, 2003, 243,000 subscribers among our 660,000 subscribers used the rechargeable prepaid SIM cards, as compared with 189,000 subscribers as of December 31, 2002.

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

Roaming and International Long Distance Calling Services

     We were the first GSM 1800 operator in Hong Kong to provide roaming facilities in China. We offer roaming on over 180 networks in more than 130 countries and territories. Our roaming services are automatic in all these regions except for Japan and South Korea. We rent mobile phones to our subscribers for use in Japan and South Korea. We sell tri-band mobile phones that provide automatic GSM 1900 roaming in Canada and the United States in addition to GSM 900 and 1800 access. We may require a refundable deposit for mobile international long distance calling services and for roaming capabilities for China.

Wireless Data Services

     With the advent of new technologies, we believe that demand for wireless data services will continue to grow as data transmission speed and ease of use improve. We have seen an increase in both the awareness and the usage of data services since the launch of inter-operator SMS among the wireless operators in Hong Kong in December 2001.

     We launched a series of new wireless data applications and services based on the GPRS technology, commonly known as 2.5G technology, in the fourth quarter of 2002:

•	My Album is a one-stop shop for personalized MMS photos, with music, voice and text to MMS-enabled mobile phones, as well as e-mail and with made-to-order printouts available at over 450 Hong Kong locations.

•	Location Based Services, or LBS, enable corporate customers to monitor effectively their fleets of vehicles, field staff or valuable parcels on a real time basis.

•	SUNDAY Look!Hear! features MMS entertainment through popular content downloads of celebrity photos, cartoon and comic characters and e-cards.

•	SUNDAY Games bring a real life “game store” experience to mobile phones through new collections of Java games.

•	Handy Workstation is a complete mobile e-mail and personal information management solution enabling mobile users to access corporate e-mail accounts and up to 10 POP3/IMAP4 internet e-mail accounts.

•	ICQ for SMS allows users to stay in touch with ICQ friends 24 hours a day through the mobile phone with a short messaging function.

•	MSN Mobile Messenger allows users to send, receive and reply to instant messages from their online contacts who are using MSN Messenger on a computer or a mobile phone.

     In 2003, we remain a leader in the introduction of innovative data services. To support our segmentation strategy, we expanded the application of our propriety LBS. We made very good progress in the corporate segment as market leader in enterprise LBS applications for logistics and field services management. In the mass market, we launched the “Family Watch” service that allows family users to locate each other, and “SARS updates” which enabled callers to identify affected buildings in their calling areas. We are also the first operator in Hong Kong to offer an unlimited GPRS package and wireless LAN roaming services.

     All of these services follow the principles laid down in our four core values of simplicity, creativity, quality and value-for-money. They should be readily usable and understandable by the customers, of high quality as regards to both the products or services as well as any support services, and offered at an attractive and reasonable price.

     More mobile phones supporting MMS and other data services based on GPRS technology were introduced to the market in 2003, which enabled both the usage and the revenue of wireless data services to grow at faster rates in 2003. Revenue of wireless data services grew by over 55% during 2003.

     We believe that introducing a broad range of wireless data services is an important development in providing specialized products and services to individual consumer segments, and is a vital step in ensuring a successful launch of 3G service. We believe that the data services we have introduced to date are an important precursor to our future 3G services, since 3G technology is expected to move more consumers further away from commoditized mass market of mobile voice communications towards even more tailored multi-media mobile services.

Services Offered Through Our Web Site

     Since 2000, we have provided services through the internet under the brand name “sunday.com” as an extension of our strategy to serve consumers’ lifestyle needs through innovative commercial applications of wireless communications technology and to capitalize on the convergence of mobile communications and data technologies.

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

Sales of Mobile Phones

     Through our direct sales force, our retail shops and our independent dealers, we sell mobile phones equipped with a SUNDAY GSM 1800 SIM card, a smart card with personalized subscriber information. We also sell mobile phones (without service subscription) through our retail shops and direct sales force, generally at a higher price. We buy substantially all of our mobile phones from Nokia, Motorola, Sony Ericsson, Siemens and Samsung. We believe that we are not dependent on any single mobile phone supplier. In 2003, in dollar terms, we purchased approximately 49% of our mobile phones from our largest mobile phone supplier, and the top five mobile phone suppliers in aggregate accounted for approximately 91% of our mobile phone purchases.

     Historically, we have resisted offering routine handset subsidies but would offer subsidy programs from time to time to respond to handset rebate programs introduced by our competitors for new consumer acquisition and for retention. For a discussion of our handset subsidies, see “Item 5. Operating and Financial Review and Prospects — Operating Results — Operating Revenues — Sales of mobile phones and accessories.”

Network

     We operate an intelligent mobile network on the GSM 1800 MHz frequency with over 1,100 cell sites located throughout Hong Kong. Nortel is our principal network infrastructure equipment supplier for our 2G/2.5G network and to date has accounted for approximately 70% of the total costs of our infrastructure and equipment. The network is designed to provide ubiquitous network coverage in Hong Kong and extensive roaming coverage worldwide. With the infrastructure provided by Nortel, together with our applications, we are able to pinpoint the location of a wireless communication device within a fairly precise geographic range. The cell site is mainly connected via a leased fixed transmission link to a “base station controller”, which provides connection to a number of cell sites. We currently have 22 base station controllers and five mobile switches located in two switching centers.

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

     To improve our network coverage, we established a dedicated task force to monitor enhancement of our network performance. We increased the number of cell sites by over 20% during the past three years. Although we have increased the number of cell sites by over 20%, our network operating costs over the past three years decreased. This and other initiatives have given us among the best coverage of all operators in the industry, according to a study on voice message performance amongst the mobile operators by the Chinese University of Hong Kong conducted in 2003. The high quality of our network also enabled us to be named the “Official Mobile Network Operator” at the ITU Telecom Asia 2002, a major international telecommunications event.

     Part of the strategy for our mobile communications business involves our selective investment in and incorporation of technologies. Technologies we have incorporated into our 2G and 2.5G businesses include:

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

     We will start the rollout of the 3G network in 2004 in accordance with the Supply Contract with HTIC. The term of the Supply Contract is for three years from the date it comes into effect. HTIC was selected after a rigorous selection process that focused on the suppliers’ technical capabilities, pricing and financing proposals.

Competition

     We compete with five other digital mobile operators who are licensed to provide 2G mobile communications services in Hong Kong. Of these, the largest operators are Hutchison Telecommunications (Hong Kong) Limited (which operates under the consolidated brand name of “3” for all mobile services, including 2G and 3G services), Hong Kong CSL Limited (which operates under the brands “1010” and “One2free”) and SmarTone Telecommunications Holdings Limited (which operates under the brand “SmarTone”). Both Hong Kong CSL and SmarTone were unsuccessful in obtaining PCS licenses in 1996 but later acquired two companies which were successful in doing so. We believe that currently these three operators collectively have a market share of approximately 60%. The eight networks of these three operators utilize different technologies and frequency bands, namely GSM 900, GSM 1800, TDMA and CDMA, and these companies have merged some of their networks to allow subscribers with dual band and tri-band mobile phones to roam seamlessly between such networks. As operators of the older GSM 900 networks, these three operators commenced operating mobile services between four and 12 years earlier than us.

     The three remaining operators are SUNDAY, Peoples and New World. These operators all operate the GSM 1800 networks, which were licensed by OFTA in 1996, and all commenced commercial operations during 1997.

     In October 2001, the HKTA granted four 3G licenses to SUNDAY 3G, Hong Kong CSL Limited, Hutchison 3G HK Limited and SmarTone 3G Limited for the construction of the 3G network and provision for 3G services and applications in Hong Kong. So far, only Hutchison has launched its 3G services in Hong Kong, which were launched in January 2004. We expect that the other 3G licensees may also launch their 3G services in the second half year of 2004 or early 2005.

     The 3G tariff plans launched by Hutchison currently include large bundles of data products like video, text messages, multimedia video news and wireless data downloads. To attract subscribers, Hutchison has competitively priced the 3G data and voice service packages on a comparable basis with 2G and 2.5G pricing. 3G handsets were initially in short supply, however, since Hutchison’s launch, more models have become available in the second quarter of 2004 with longer battery time and more features. As of May 31, 2004, the 3G subscribers acquired by Hutchison were reported to be around 84,000.

Retail International Long Distance Calling Services Business

     Starting September 1999, we provided retail international long distance calling services using the name “SUNDAY 1622.” Any wireline or non-SUNDAY mobile user who has registered for our “SUNDAY 1622” service can access our international long distance calling services by dialing “1622” followed by the number they wish to reach. In addition, international calls from Hong Kong originating from our mobile subscribers have been routed automatically through our international switching facilities since July 1999. Since 1999, we have a prepaid card service that enables purchasers of the card, denominated in stored values of HK$50 or HK$100, to use our SUNDAY 1622 service on a prepaid basis without the need to register as a subscriber.

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

     Since we launched our commercial operations in late 1997, the “SUNDAY” brand name has become and continues to be one of the most well-recognized in Hong Kong.

     We continue to receive many awards from the advertising industry in recognition of our brand. In 2001, we were awarded the well recognized Kam Fan Award for our strategic brand building campaign by the Association of Accredited Advertising Agents of Hong Kong. We were awarded the Gold Prize and Citation for Outstanding TV Campaign in the Hong Kong Management Association/TVB Awards for Marketing Excellence 2000. In an annual survey reported in Media, we also ranked second (after McDonald’s) in Hong Kong in television advertisement recall for 2000 and won Media‘s Asian Advertising Campaign of the Year in 2000.

Sales and Distribution

     We sell our mobile services and handsets and provide after-sales service to customers primarily through our retail outlets and the customer service center. In 2000, we began directing our successful marketing and brand strategy to focus on expanding distribution and sales channels, and we were aggressive in expanding our distributions network coverage and broadening the use of different distribution channels during 2000 and 2001. As of December 31, 2003, we had 21 retail shops located at high-traffic locations as compared with 12 at the start of 2000. We also sell mobile services and handsets to our corporate and individual customers through our own direct sales force.

     We have entered into agreements with various independent dealers in Hong Kong to sell our mobile services and handsets on a non-exclusive basis. Dealer commission rates are based on quality and quantity targets. We defer commission payments and pay our dealers in instalments, provided that the relevant subscriber account is still active at the time the commission payment is due.

     Our rechargeable stored value SIM cards were carried in over 1,000 retail outlets, including dealers’ shops, convenience stores and chain stores, as of December 31, 2003.

     Our retail shops generated approximately 58% of our new mobile subscribers in 2003. For the same period, our direct sales team generated approximately 27% of our new subscribers, and independent dealers generated approximately 15% of our new subscribers.

     We provide training, quality assurance and incentive programs (including a commission scheme) for our sales force. We also provide marketing support for independent dealers through advertising product demonstrations and our “mystery shopper” evaluation program, which monitors customer and sales service in our retail stores on a sampling basis.

Customer Service

     We aim to provide good quality customer service. We provide user-friendly and easy-to-access customer service through our 24-hour hotline and our retail outlets. Inquiries regarding account balances, billing and service information and usage are handled by an integrated voice response system and customer service operators. We also provide limited repair services of certain mobile telephones at our repair center.

     We established an operations center in Shenzhen, China in 2002 to provide various support services, including the customer service hotline and administration functions. This new center helps reduce operating costs as well as improve the productivity and service quality of our customer service function by leveraging the lower labor costs in mainland China.

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

     We anticipate that the user needs and requirements for the billing system would be very different in respect of 3G services and applications. As such, we plan to implement a new billing system and are now evaluating various solutions proposed by different billing system vendors.

     We generally terminate services for subscribers who have accounts that are more than 45 days overdue. Accounts are reinstated only if the subscriber pays all due amounts and a reconnection fee. If a subscriber’s account is terminated before its handset subsidy balance is fully rebated, the balance of the amounts to be rebated will be forfeited.

     We have credit control procedures to minimize bad debts. Such procedures include requiring up-front deposits for roaming and international long distance calling services, requiring the provision of credit card details upon registration of retail international long distance services, and encouraging subscribers to use auto-deduct or direct debit for paying their bills. When payments for an account are overdue, we send short messages to the mobile phones of such delinquent customers and reminder calls and invoices, accompanied by monitoring and service cut-off for customers with unreliable payment track records. We also engage debt collection agencies to pursue invoiced amounts after internal collection efforts are exhausted.

     We have also established internal controls to manage our cash sales. Sales receipts recorded in our cash register systems are reconciled on a daily basis with actual bank receipts, and discrepancies are investigated.

     Our provision for bad debts for 2001, 2002 and 2003 were HK$19.6 million (approximately 1.7% of service revenues), HK$31.0 million (approximately 2.5% of service revenue) and HK$30.2 million (approximately 2.6% of service revenues), respectively. The increase in bad debt provision in 2002 and 2003 was mainly caused by prolonged poor economic conditions in Hong Kong and much higher bad debts from wireless data services. For a discussion of our bad debt experience and what measures we have taken, see “Item 5. Operating and Financial Review and Prospects.”

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

     Our indirectly wholly-owned subsidiary, Mandarin Communications Limited, was one of six successful applicants to which the Hong Kong government awarded Public Radiocommunication Service, or PRS, licenses in 1996. This license permits us, among other things, to:

•	provide a public mobile radiocommunication service using mobile communication technology in accordance with the GSM 1800 standard;

•	establish and maintain a GSM 1800 network; and

•	sell mobile telephone and other equipment to subscribers.

     Each PRS license has a duration of ten years and will expire in 2006, although it may be extended for an additional period of up to three years under the Telecommunication Ordinance. A PRS license is non-exclusive, and the licensee must operate in a manner satisfactory to the HKTA in accordance with the specifications contained in the license. Under the terms of the PRS license, we may only operate our PRS network on the radio frequencies assigned to us.

     The Telecommunication (Amendment) Ordinance 2000, or the TAO 2000, came into operation on June 16, 2000. The TAO 2000 brought significant amendments to the Telecommunications Ordinance in certain areas. In particular, the TAO 2000 seeks to enhance competition safeguards in the telecommunications sector, which will be administered and enforced by the HKTA, and, unusually for Hong Kong legislation, embraces antitrust law principles. The competitive safeguards include provisions dealing with anti-competitive practices, abuse of a dominant position, misleading and deceptive conduct and discrimination. The amendment made to the Telecommunication Ordinance also significantly increases penalties for breach of license conditions and legislation. The TAO 2000 also aims to improve interconnection and access arrangements to telecommunications services, streamline licensing procedures and provide the HKTA with powers over 3G spectrum auction and certain telecommunications services and technical areas, such as radio spectrum management. The TAO 2000 also makes amendments which are important for mobile operators, strengthening existing rights to access suitable sites for radio communications installations, provided that an operator fulfills certain criteria, such as public interest requirements, and the HKTA grants authorization. The HKTA will have increased powers to intervene in disputes between operators and those having a legal interest in the potential installation sites, in order to determine the interim fees payable for site access.

     The Hong Kong government announced in February 2001 that the licensing framework for 3G mobile services consisting of four mobile carrier licenses for building a 3G network and providing 3G services, or 3G licenses, would be issued by auction. As there were only four applicants, including SUNDAY 3G, no auction took place and each applicant was granted a 3G license on October 22, 2001. Each licensee was allocated a block of paired band spectrum of 2 x 14.8 MHz plus one 5 Hz block of unpaired band spectrum. Pursuant to the Special Conditions of the 3G license, SUNDAY 3G is required to install, maintain and use equipment for the purposes of the network and the services to be provided under the 3G license such that by no later than December 31, 2006 (and for all dates thereafter during the term of the 3G license), the 3G network and services will cover at least 50% of the population of Hong Kong. Further, all base stations to be installed must be capable of supporting services at a minimum of 144 kbits per second. In addition, the licensees must open up at least 30% of their 3G network capacity for use by non-affiliated companies to operate as a mobile virtual network operator, or MVNO, and/or content providers.

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

     In accordance with the 3G license, we were required to provide a performance bond, equivalent to the 6th year’s minimum annual fee, on October 22, 2002. On October 11, 2002, OFTA granted a one-year waiver to us and the other three 3G licensees on the submission of such performance bond. In August 2003, OFTA granted another one-year waiver to us and the other three 3G licensees on the submission of the performance bond in an amount equivalent to the 6th and 7th years’ minimum annual fees as required by the terms of the 3G license on October 22, 2003.

     In early May 2002, the Secretary of the Information Technology and Broadcasting Bureau proposed the Telecommunications (Amendment) Bill 2002, or the Bill, to provide a legislative framework for the regulation of merger and acquisition activities in the Hong Kong telecommunications industry. The Bill was subsequently passed in July 2003 becoming the Telecommunications (Amendment) Ordinance 2003, or the TAO 2003. Under the TAO 2003, the HKTA may direct a telecom carrier licensee to take such actions as the HKTA considers necessary to eliminate any anti-competitive effect where the HKTA determines that a change in ownership or control over a telecom carrier licensee has, or is likely to have, the effect of substantially lessening the competition in the telecommunications market.

     The key features of the TAO 2003 are as follows:

•	Where the HKTA is of the opinion that a change in ownership or control over a carrier licensee (which includes, among other things, a person becoming the beneficial owner of the voting shares in the carrier licensee in excess of the thresholds set out in the TAO 2003, or a person becoming a voting controller of the voting shares in the carrier licensee in excess of the thresholds set out in the TAO 2003) had, or is likely to have, the effect of substantially lessening the competition in the telecommunications market, the carrier licensee will take such actions as the HKTA considers necessary (including directing the carrier licensee to procure modifications to its ownership or control) to eliminate any such anti-competitive effect.

•	Failure to take such action would constitute a breach of the relevant provisions of the Telecommunications Ordinance and sanctions available under the Telecommunication Ordinance could then be imposed upon the carrier licensee (including suspension or cancellation of the license).

•	Alternatively, prior to a proposed change in ownership or control, a carrier licensee may on a voluntary basis seek the consent of the HKTA to the proposed change. The carrier licensees would have a choice as to whether it will seek prior consent or not, taking into account the risk of being penalized subsequently if the activity is found to be anti-competitive.

     The relevant sections of the TAO 2003 dealing with mergers and acquisitions will come into effect in July 2004. In May 2004, OFTA issued guidelines relating to the handling of mergers and acquisitions by HKTA under the new legislation.

     The Hong Kong government liberalized the telecommunications market by introducing more competition to various sectors of the communications industry including the public mobile radio services in the 1980s, the provision and operation of local fixed wireline network services in 1995 and more recently in the real time voice international long distance services.

     Our international long distance business, operated under our “SUNDAY 1622” brand, is carried out under a PNETS (ETS) license. OFTA does not restrict the number of PNETS (ETS) licenses that it will issue. As of May 31, 2004, OFTA had issued around 220 such licenses. A PNETS license is issued for a term of 12 months upon submission of an application to OFTA and the payment of the prescribed fee. It is renewable annually upon payment of a small licensing fee. The HKTA may cancel a PNETS license, including ours, at any time or suspend it for up to 12 months, if a licensee contravenes any provision of the Telecommunication Ordinance or any condition of the license.

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

4.C ORGANIZATIONAL STRUCTURE

     SUNDAY has the following principal wholly-owned subsidiaries as of December 31, 2003:

	Place of	Issued and Fully
Name	Incorporation	Paid Up Capital	Principal Activities
Shares held directly
SUNDAY HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	100 ordinary shares of US$1 each	Investment holding
SUNDAY HOLDINGS (CHINA) CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding
SUNDAY IP HOLDINGS CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding

Shares held indirectly
MANDARIN COMMUNICATIONS LIMITED	Hong Kong	100 ordinary shares of HK$1 each and 1,254,000,000 non-voting deferred shares of HK$1 each	Provision of mobile and other services, and sales of mobile phones and accessories
SUNDAY 3G HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding
SUNDAY 3G (HONG KONG) LIMITED	Hong Kong	2 ordinary shares of HK$1 each	Licensee of Hong Kong 3G license
SUNDAY IP LIMITED	British Virgin Islands	1 ordinary share of US$1	Holding our intellectual property rights and trade marks
SUNDAY COMMUNICATIONS SERVICES (SHENZHEN) LIMITED, or SCSSL(1)	The PRC	US$1,500,000	Provision of back office support services to the SUNDAY group

(1)	SCSSL is registered as a wholly foreign-owned enterprise in the PRC. The registered capital of SCSSL has been fully paid up.

     Our principal activities, except for SCSSL which is operated in the PRC, are undertaken in one geographic area, Hong Kong.

4.D PROPERTY, PLANT AND EQUIPMENT

     We lease and occupy around 30 properties in Hong Kong and the PRC, which we use as offices, retail shops, switching centers, customer service center and warehouse. We also lease and operate over 1,100 cell sites in Hong Kong.

     Our fixed assets have been pledged to HTIC as security for the Facility Agreement in June 2004.

     We have completed the rollout of our GSM 1800 mobile network. In 2004, we will start the rollout of the 3G network.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion, together with our audited consolidated financial statements and the related notes, beginning on page F-1. Our audited consolidated financial statements have been prepared in accordance with HK GAAP, which differs in certain significant respects from US GAAP. Note 27 to our audited consolidated financial statements provides a description of the significant differences between HK GAAP and US GAAP as they relate to us. Note 27 also provides a reconciliation to US GAAP of consolidated net (loss)/profit and consolidated shareholders’ equity. You should also read the information under “Forward-looking Statements” for special information about our forward-looking information.

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

     We began commercial operation in September 1997 with the introduction of our digital GSM 1800 mobile telephone services under the SUNDAY brand name. We have invested significant resources to build our SUNDAY brand name and have succeeded in making it one of the most well-known brand names in Hong Kong. Our marketing strategy assisted us in building a mobile subscriber base of 660,000 subscribers as of December 31, 2003.

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

     We experienced net losses since we commenced operations until January 2003, when we started earning net profit on a month to month basis. Our accumulated losses decreased for the first time from HK$3,006.7 million as of December 31, 2002 to HK$2,979.5 million as of December 31, 2003. To maintain profitability, we will need to continue to grow our subscriber base, increase ARPU of our services, improve customer retention, enhance productivity and control costs, and develop and introduce new services.

     The successful dual listing of our ADSs and ordinary shares on The Nasdaq National Market and the Stock Exchange of Hong Kong, respectively, in March 2000 raised HK$2.6 billion new share capital and helped to substantially strengthen our financial position to cater for our network expansion and enhancement, and the development and introduction of new services and applications based on new technologies.

     We have completed installation of the GPRS network infrastructure and we have dedicated resources to develop and launch wireless data services and applications using the GPRS platform. We have launched a broad range of new wireless data services since 2002 and expect to continue to launch more data services in the future.

     Winning a 3G license in Hong Kong in October 2001 was another important milestone for us. Acquiring the 3G license is an integral part of our long-term strategy to offer an enhanced range of wireless services under the “SUNDAY” brand. We will start the rollout of the 3G network in 2004. In addition to the 3G license, we were allocated 2 x 1.6 MHz of additional 2G spectrum in the 1800 MHz range in March 2002. This has increased our network capacity and has allowed us to further expand our subscriber base and enhance our service quality.

     While revenues from wireless voice services are still the dominant source of revenue, we expect that wireless data services will play a more important role in the near future. Revenues from wireless data services grew by over 55% in 2003 as compared with 2002.

5.A OPERATING RESULTS

Critical Accounting Policies

     The discussion and analysis of our financial conditions and results of operations are based upon our audited consolidated financial statements which have been prepared in accordance with HK GAAP. Our principal accounting policies are set out in note 2 to our audited consolidated financial statements. The preparation of the consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses as well as the disclosure of contingent assets and liabilities.

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

     The 3G license granted to us during 2001 requires the payments of certain prescribed minimum annual fees over its 15-year license period. In 2001, the discounted value of the minimum annual fees of the 3G license was recorded both as an intangible asset and as a long-term liability in our consolidated financial statements. During 2002, our directors re-evaluated the existing accounting policy for the 3G license and believed that it was not an appropriate treatment, as it did not reflect fully the underlying legal and financial obligations and therefore our commercial position given the provisions of the 3G license. Accordingly, the license fees payable prior to the launch of commercial services are regarded as integral to the development and construction of the 3G network and are deferred and included within fixed assets. Depreciation of the fixed assets will be provided from the commencement of the 3G services over the shorter of the remaining life of the 3G license or the estimated useful life of the fixed assets.

     The plant and equipment used in our network is long-lived but may be subject to technical obsolescence. The annual depreciation charge is sensitive to the estimated economic useful lives we allocate to each type of fixed assets. We perform annual reviews to assess the appropriateness of their estimated economic useful lives. For the three years ended December 31, 2001, 2002 and 2003, there was no change in the useful lives of the fixed assets. Such reviews take into account the technological changes, prospective economic utilization and physical condition of the assets concerned. We also regularly review whether there are any indications of impairment. We will recognize an impairment loss if the carrying amount of an asset is lower than its recoverable amount which is the greater of its net selling price or its value in use. In determining the value in use, we assess the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. We use estimates and judgment in determining these future cash flows and the discount rate. We estimate the future cash flows based on certain assumptions, such as the market competition and development and the expected growth in subscribers and APRU.

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

     Under both HK GAAP and US GAAP, we are required to recognize deferred tax assets and liabilities for the expected future tax consequences of all events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities, and their respective tax bases and tax credit carryforwards using enacted tax rates in effect for the year in which differences are expected to be recovered or settled. Under HK GAAP, a deferred tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Under US GAAP, a valuation allowance is recorded to reduce the carrying amount of deferred tax asset unless it is more likely than not that such asset will be realized. As of December 31, 2003, no deferred tax assets are recognized under HK GAAP, while a valuation allowance is set against the deferred tax assets under US GAAP, the net effect of which causes no impact to our consolidated financial statements presented under US GAAP.

Overview

Operating Revenues

     Our operating revenues in 2003 declined by 6% as compared with 2002, mainly due to the generally weak economy, the outbreak of severe acute respiratory syndrome, or SARS, and aggressive price promotions in response to our competitor’s price promotions. Revenues from mobile services and the sales of mobile phones and accessories accounted for 91% and 9%, respectively, of the operating revenues in 2003.

     We have achieved sustained subscriber growth although revenues from mobile services decreased by 6% in 2003 as compared with 2002. We experienced subscriber growth rates of 34%, 9% and 9% for the years ended December 31, 2001, 2002 and 2003, respectively. The number of subscribers grew from approximately 603,000 subscribers as of December 31, 2002 to 660,000 subscribers as of December 31, 2003.

     Market competition has remained intense through aggressive price promotions and heavy handset subsidies since the introduction of mobile number portability, or MNP, in March 1999, which allows mobile telephone subscribers in Hong Kong to change their mobile telephone operator and still keep their mobile telephone number. As a result, the ARPU of the industry, including ours, continued to decrease while the churn rate increased during the past few years.

Mobile Services

     We recognize revenues from mobile services when the services are rendered. A substantial majority of the revenues from mobile services has consisted of revenues from local airtime. Subscribers pay local airtime charges for both incoming and outgoing calls. Revenues from mobile services also include revenues from international long distance calls made over our subscribers’ mobile telephones, inbound and outbound roaming, value-added services, enhanced services and data services.

     We calculate ARPU by dividing revenues from post-paid mobile services for the month by the daily weighted average number of post-paid mobile service subscribers for the month. The ARPU for the years ended December 31, 2001, 2002 and 2003 were HK$219, HK$209 and HK$201, respectively. This decrease in ARPU was in line with the industry as a whole.

     The rechargeable stored value prepaid SIM cards continued to record significant growth since its launch in April 2000. The number of subscribers using such prepaid SIM cards grew from 132,000 in 2001 to 189,000 by December 31, 2002, and further to 243,000 by December 31, 2003. The ARPU of these prepaid subscribers, however, decreased to HK$60 as compared with HK$92 in 2002 due to aggressive price promotions initiated by some competitors.

     Our mobile communications business can be significantly affected by churn, which represents net subscriber deactivation or disconnection, whether voluntary or not, during a period. Our average monthly churn rate for our mobile subscribers is the total of the monthly churn rates for the period, which is calculated as a percentage of opening subscribers, divided by the number of months in such period. Along with other mobile telephone operators in Hong Kong, we have experienced relatively high churn rates since MNP became available, which increased subscribers’ willingness to switch among operators. Our average monthly churn rates of post-paid subscribers for the years ended December 31, 2001, 2002 and 2003 were 8.3%, 5.4% and 5.0%, respectively, reflecting an improvement in churn rate between 2002 and 2003. Since 2002, we have made churn a priority and considerable efforts were put into retention programs based on market research which allowed us to gain greater insight into the reasons behind customers changing service. The churn rate had reduced to 3.5% by December 2002. The relatively high average churn rate for 2003 was mainly attributable to adverse market conditions in Hong Kong in the first three quarters in 2003, but the churn rate has significantly decreased since the fourth quarter of 2003, which was back down to 3.6% in December 2003. We will continue to make customer retention a priority.

Sales of Mobile Phones and Accessories

     We recognize revenues from the sales of mobile phones and accessories at the time of sale. In response to subsidies offered by our competitors that in some cases effectively give away the handsets for free, we also offer subsidies on our mobile phones for subscriber acquisition and retention. Typically, our subsidy arrangements involved selling mobile phones at discounts of up to the full cost of the handsets in exchange for subscribers making an upfront prepayment for credit against future monthly airtime charges. We rebate the upfront prepayment in equal instalments over an agreed period. The upfront prepayment amount is not transferable and any amount outstanding is forfeited by the subscriber if the account is closed. We currently only offer heavy discounts for retention programs and sales of older models of mobile phones or mobile phones in the low to medium price range.

     We account for subsidized handset sales by recognizing the purchase price paid by the subscriber, excluding any upfront prepayment amount. We simultaneously recognize our full cost of the mobile phone, which sometimes substantially exceeds our sales revenue. The upfront prepayment amount is recorded as deferred revenue and included in the balance sheet as a liability. The monthly rebate is recognized as revenue from mobile services in the month when access to our network and facilities is provided to the subscriber and is deducted from subscriptions received in advance. The amount of our total deferred revenue in connection with handset sales was HK$16.2 million as of December 31, 2003, which was included in the balance sheet as part of the subscriptions received in advance which amounted to HK$89.0 million. The amount of our deferred revenue in connection with handset sales was HK$17.6 million as of December 31, 2002 and was included as part of the subscriptions received in advance which amounted to HK$127.0 million. The decrease in deferred revenue in 2003 as compared with 2002 was due to less handset subsidies offered to our subscribers.

Other Services

     Revenues of other services mainly consisted of revenues from our retail international long distance calling services for 2001. The retail international telecommunications services revenues consist of revenues from international calls by non-SUNDAY mobile service users and revenues from international calls by registered fixed line subscribers using our SUNDAY 1622 services. Revenues from our mobile service subscribers making international long distance calls from their mobile phones are excluded from the retail international telecommunications services revenues but are included in revenues from mobile services as described above.

     Revenues of other services of HK$9.7 million in 2002 were mainly generated through the provision of certain consultancy services, which were not of a recurring nature. Revenues of other services further decreased to HK$0.7 million in 2003.

Cost of Sales and Services

     Our cost of sales and services consists of costs directly associated with generating revenues. Cost of sales consists almost entirely of mobile phones and accessories costs and related collection charges. Cost of services relates to the cost of mobile services and the costs of other services, which consists primarily of a variety of interconnection charges, including PNETS charges (interconnection charges for local calls payable to an FTNS operator); dipping charges (payable to a FTNS operator under certain MNP arrangements); outbound roaming charges; revenue-sharing payments made to Mass Transit Railway Corporation, or MTR, for calls made by our mobile subscribers in MTR’s facilities; billing related costs; collection charges; provision for bad debts; and cost of prepaid cards. Cost of mobile services accounted for 19%, 18% and 17% of revenue from mobile services in 2001, 2002 and 2003, respectively.

     Our provision for bad debts is mainly based on the aging of the receivables from the billing cutoff date. Our provision for bad debts was 1.7%, 2.5% and 2.6% of service revenue in 2001, 2002 and 2003, respectively. The provision for bad debts increased in 2002 and 2003 due to the prolonged poor economic conditions in Hong Kong during such years and an increase in bad debts from wireless data services.

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

     Total operating expenses for the three years ended December 31, 2001, 2002 and 2003 amounted to HK$1,119.0 million, HK$1,052.8 million and HK$852.7 million, respectively. The operating expenses in 2002 included a one-time restructuring cost of HK$26.6 million in relation to an operations restructuring implemented in December 2002. Since 2002, we have started moving certain back office support functions to our Shenzhen office which can operate with a lower cost base and provide better quality service. The total operating expenses showed a decreasing trend during the three years from 2001 to 2003 due to our continued focus on cost controls.

Income Taxes

     We have not paid Hong Kong profits tax since inception because we have sufficient tax losses brought forward to set off against the net profit for 2003. See note 5 to our audited consolidated financial statements for more detailed calculations.

Foreign Exchange Exposure

     Substantially all our income, expenses, assets and liabilities are denominated in Hong Kong dollars except for the vendor loan facility provided by Nortel, which was fully repaid in January 2004. The international roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights, or SDRs. As of December 31, 2003, the net SDR-denominated payables were insignificant. We have not experienced significant foreign exchange movements and do not anticipate significant foreign exchange losses as long as the Hong Kong government’s policy to link the Hong Kong dollar to the U.S. dollar remains in effect. To date, we have not hedged our foreign exchange exposure and will continue to monitor the foreign exchange exposure and market conditions to determine if any hedging is required.

Results of Operations

     The following table summarizes our results of operations for the three years ended December 31, 2001, 2002 and 2003.

	Year Ended December 31,
	2001		2002		2003
	HK$ million	%(1)	HK$ million	%(1)	HK$ million	%(1)
Operating revenues:
Mobile services	1,165.4	81.9	1,217.7	90.7	1,149.9	91.3
Sales of mobile phones and accessories	242.9	17.1	115.3	8.6	109.4	8.6
Other services	14.1	1.0	9.7	0.7	0.7	0.1
Total operating revenues	1,422.4	100.0	1,342.7	100.0	1,260.0	100.0
Total operating revenues growth	(1.9)%		(5.6)%		(6.2)%
Costs of sales and services:
Mobile services	(216.9)	(15.3)	(220.5)	(16.4)	(196.5)	(15.6)
Sales of mobile phones and accessories	(245.0)	(17.2)	(113.4)	(8.4)	(133.3)	(10.6)
Other services	(7.3)	(0.5)	(0.6)	(0.1)	(0.2)	—
Total costs of sales and services	(469.2)	(33.0)	(334.5)	(24.9)	(330.0)	(26.2)
Total costs of sales and services growth	(28.9)%		(28.7)%		(1.3)%
Gross profit	953.2	67.0	1,008.2	75.1	930.0	73.8
Gross profit growth	20.6%		5.8%		(7.8)%
Other revenues	2.6	0.2	1.9	0.1	4.6	0.4
Operating expenses:
Network costs	(301.7)		(303.6)		(270.1)
Depreciation	(265.1)		(256.4)		(233.3)
Rent and related costs	(58.5)		(61.1)		(46.3)
Salaries and related costs	(233.2)		(243.9)		(152.0)
Advertising, promotion and other selling costs	(180.4)		(127.8)		(106.0)
Other operating costs	(80.1)		(60.0)		(45.0)
Total operating expenses	(1,119.0)	(78.7)	(1,052.8)	(78.4)	(852.7)	(67.7)
Total operating expenses growth	(5.1)%		(5.9)%		(19)%
(Loss)/profit from operations	(163.2)	(11.5)	(42.7)	(3.2)	81.9	6.5
Interest income	21.6	1.5	3.5	0.3	2.5	0.2
Finance costs	(70.1)	(4.9)	(59.5)	(4.4)	(52.8)	(4.2)
Share of losses of joint ventures	—	—	(18.6)	(1.4)	(4.4)	(0.3)
Net (loss)/profit	(211.7)	(14.9)	(117.3)	(8.7)	27.2	2.2

(1)	Percentage of total operating revenues for the year.

2003 Compared with 2002

     We recorded a net profit of HK$27.2 million in 2003 as compared with a net loss of HK$117.3 million in 2002.

     Total operating revenues for 2003 declined 6% to HK$1,260.0 million as compared with HK$1,342.7 million in 2002, mainly attributable to the generally weak economy, the outbreak of SARS and aggressive price promotions. Revenues from mobile services and sales of mobile phones and accessories accounted for 91% and 9%, respectively, of total operating revenues in 2003, compared to 91% and 8% in 2002.

     Revenue from mobile services decreased by 6% from HK$1,217.7 million to HK$1,149.9 million in 2003 although our subscriber base continued to grow by 9% to 660,000 in 2003 as compared with 603,000 in 2002. The year 2003 was full of challenges, such as the adverse effect of the outbreak of SARS and the weak economy in general. Also, some competitors launched aggressive price promotions to secure short-term gains. To respond such challenges, we invested in the quality of our service delivery and continued our focused approach on market segmentation and service innovation. This strategy coincided with a shift in consumer attitudes as customers began to increasingly value innovation and service quality, which enabled us to maintain our consumer growth.

     We continued to make customer retention a priority and maintain tight control over churn rate. The average monthly churn rate, calculated as a percentage of opening subscribers, improved to 5.0% in 2003 as compared with 5.4% in 2002. The relatively high churn rate was mainly attributable to adverse market conditions in Hong Kong in the first three quarters in 2003, but the churn rate has significantly decreased since the fourth quarter of 2003. The churn rate in December 2003 was 3.6%.

     Despite the difficult market conditions, our high service quality and segmentation strategy enabled us to grow our subscriber base by 9% in 2003. Monthly ARPU for postpaid subscribers for 2003 fell a modest 4% to HK$201 from HK$209 in 2002.

     We remain a leader in the introduction of innovative data services and was the first operator in Hong Kong to offer wireless LAN roaming services and unlimited GPRS package. Such initiatives helped our data service revenue grew by 55% in 2003.

     The use of prepaid SIM cards has continued to grow. Prepaid subscriber number increased by 54,000, or 29%, to 243,000 in 2003 over 2002. However, ARPU for such prepaid subscribers decreased to HK$60 in 2003 from HK$92 in 2002 due to aggressive price promotions initiated by some competitors.

     Revenues from the sales of mobile phones and accessories decreased by 5% as compared with 2002. The business made a gross loss of HK$23.9 million as compared with a gross profit of HK$1.9 million in 2002. The gross loss was mainly attributable to an extremely competitive market environment in 2003 where more handsets were sold at subsidized prices to help upgrade existing customers for ongoing retention programs and to acquire new customers.

     Because of the increase in handset subsidies, while total operating revenue decreased by 6%, cost of sales and services decreased by only 1% from HK$334.5 million in 2002 to HK$330.0 million in 2003.

     Due to the factors mentioned above, gross profit decreased by HK$78.2 million, or 7.8%, from HK$1,008.2 million in 2002 to HK$930.0 million in 2003. Gross profit as a percentage of total operating revenues also decreased from 75% in 2002 to 74% in 2003 due to the increase in handset subsidies. The gross profit margin of mobile services increased slightly from 82% in 2002 to 83% in 2003.

     Operating expenses decreased by HK$200.1 million, or 19%, from HK$1,052.8 million in 2002 to HK$852.7 million in 2003. The decrease was primarily due to a reduction in salaries and related costs and a general decrease in all other operating costs. The reduction in salaries and related costs in 2003 largely reflected the full year effect of the restructuring of our organization and the setting up of an operations center in Shenzhen, China in 2002. Also, as a result of the organizational restructuring, we incurred one-time restructuring costs in 2002, comprised mainly of severance pay and payments in lieu of notice to redundant or terminated employees, of HK$26.6 million.

     The decrease in other operating expenses was a direct result of stringent cost controls and continued improvements in operating efficiencies that came with an expanded subscriber base and lowering marginal costs. As a percentage of operating revenues, operating expenses declined from 78% in 2002 to 68% in 2003.

     Share of losses from a joint venture of HK$4.4 million in 2003 was mainly attributable to the full provision of our investment in and advances to a joint venture in Hong Kong in respect of development of applications for wireless communication. We write down the carrying value of these assets as we regularly assess the expected recoverability of such investment.

     Interest income and finance costs decreased by HK$1.0 million and HK$6.7 million, respectively, in 2003. The decrease in interest income was mainly attributable to a decrease in average cash balance and the drop in average interest rate. The decrease in finance costs was mainly attributable to a reduction in interest expenses due to a drop in market interest rate in general.

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

     Revenue from mobile services increased by 5% from HK$1,165.4 million to HK$1,217.7 million in 2002. The growth was mainly attributable to a sustained increase in our subscriber base. Our subscriber base grew 9% to 603,000 in 2002 as compared with 551,000 in 2001. During 2002, we implemented various initiatives to improve further our service to subscribers, such as enhancing the network quality and coverage, improving customer service and strengthening our sales and marketing functions. We also made churn a priority in 2002 and reduced the monthly churn rate to 3.5% in December 2002 from 7.8% in December 2001, with the implementation of effective retention programs, including the “Superstar Club”. While the churn may increase modestly in response to market conditions, we have made customer retention a priority and maintained a tight control over churn.

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

     Operating expenses decreased by HK$66.2 million, or 6%, from HK$1,119.0 million in 2001 to HK$1,052.8 million in 2002. The decrease was primarily due to a reduction in advertising, promotion and other selling costs and other operating costs. As a percentage to operating revenues, operating expenses declined from 79% in 2001 to 78% in 2002. The decrease was a direct result of stringent cost controls and continued improvements in operating efficiencies that come with an expanded subscriber base and lowering marginal costs.

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

5.B LIQUIDITY AND CAPITAL RESOURCES

     The wireless communications and data businesses are capital intensive. Development of mobile, international long distance calling and data networks and service applications requires significant capital expenditures as well as considerable marketing, administrative and other expenditures that give rise to negative operating cash flow in the initial years of operation. We started generating positive cash flows from operations since 2002.

Cash Flow from Operating Activities

     We recorded positive cash flow from operating activities of HK$241.9 million in 2003 as compared with a cash inflow of HK$129.3 million in 2002 and a cash outflow of HK$88.3 million in 2001. The improvement in cash flow from operating activities primarily resulted from the improved overall operating performance, including effective cost reductions and improved operational efficiency.

     The increase in net cash inflow of HK$112.6 million in 2003 over 2002 was mainly attributable to an increase in operating profit before working capital changes of HK$101.2 million.

     The increase of HK$217.6 million in net cash flow generated from operating activities in 2002 over 2001 was mainly attributable to both an increase in operating profit before depreciation of HK$111.8 million and a smaller increase in working capital of HK$113.4 million mainly due to smaller decreases in trade payables, other payables and accrued charges and an increase in inventories.

Cash Flow from Investing Activities

     Net cash outflow from investing activities for the years ended December 31, 2001, 2002 and 2003 were HK$441.0 million, HK$109.5 million and HK$127.2 million, respectively. The increase in cash outflow of HK$17.7 million in 2003 over 2002 was mainly due to an increase in restricted cash deposits to cover loan and interest repayable within six months.

     The decrease in cash outflow of HK$331.5 million in 2002 as compared with 2001 was mainly due to smaller capital expenditure, partly attributable to a direct non-cash drawdown of HK$49.5 million from the revolving loan facility from Nortel for equipment purchases, and the fact that in 2001, there was an one-time HK$250 million 3G license payment.

Cash Flow from Financing Activities

     The amount of bank loans, vendor loans and the capital element of finance leases repaid in 2003 amounted to HK$314.7 million. During the year, HK$252.8 million was drawn down from the revolving loan facilities from Nortel. As a result, the net cash used in financing activities in 2003 was HK$61.9 million, an increase over the 2002 amount of HK$17.6 million which was used to repay the bank loans, vendor loans and the capital element of finance leases.

     The amount of bank loans, vendor loans and the capital element of finance leases repaid in 2002 amounted to HK$197 million. During the year, the outstanding balance of the revolving loan facility from Nortel of HK$179.4 million was fully drawn down. As a result, the net cash outflow from financing activities in 2002 was HK$17.6 million, less than the 2001 amount of HK$49.5 million which was used to repay the bank loans, vendor loans and the capital element of finance leases.

Funding Arrangements

     In 2001, we funded our capital expenditures, working capital requirements and negative cash flow with long-term bank debt, vendor financing and proceeds from the global offering in 2000. Starting from 2002, we recorded positive cash flow from operating activities, which partly covered our capital expenditure and loan repayments.

     The loan facilities from UOB and Nortel had both been fully utilized in 2000. On July 30, 2002, we entered into various documents to amend the bank loans and vendor loans facilities in order to accommodate changes to our group structure, as well as to vary certain financial covenants. The maturity date of the loans, amounts lent and interest provisions were not altered. As of December 31, 2003, the outstanding balances for the bank loan from UOB and vendor loan from Nortel amounted to HK$481.4 million and HK$240 million, respectively. Such bank and vendor loans were repayable in three quarterly instalments and were secured by a charge over all the assets, revenues and shares of Mandarin, our main operating subsidiary. The revolving facility from Nortel had been fully drawn down during 2003.

     As of December 31, 2003, we had total bank and vendor loans of HK$721 million and a cash reserve of HK$314 million. Our net debt (total bank loans and vendor loans less cash reserves) amounted to HK$407 million and the net debt to equity ratio was 58% as of December 31, 2003.

     Thereafter, the bank loan from UOB and vendor loan from Nortel were fully repaid in January 2004 through our operating cash flows and a term loan of HK$500 million, or the New Loan Facility, extended by HTIC in January 2004. The New Loan Facility is refinanced by the general facility tranche under Facility Agreement signed on May 13, 2004, and the indebtedness owed under the New Loan Facility is deemed to have been fully repaid by the deemed disbursement under the general facility tranche. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Certain Indebtedness — Loan Facilities” for details.

Certain Indebtedness

Loan Facilities

     Our long-term debt (other than our obligations under finance leases) was secured by charges on most of our assets, which included our bank accounts, revenues and receivables, plant and equipment, intellectual property rights, rights under our telecommunications licenses (including our 3G license) and goodwill.

     As of December 31, 2003, we had the following vendor loan and bank loan facilities which were entered into in 1998:

•	Nortel facility: a US$155 million (approximately HK$1,209 million) term loan facility issued in favor of Mandarin by Nortel as arranger and principal lender; and

•	UOB facility: a HK$600 million term loan facility issued in favor of Mandarin by UOB as arranger and principal lender.

     The facilities were fully utilized in 2000. We then temporarily repaid an aggregate of US$130 million (approximately HK$1,012.7 million) of the Nortel facility in 2000 with proceeds from the global offering, and at the same time, Nortel granted a revolving facility of the same amount, which would expire on September 11, 2004. This revolving facility from Nortel was fully utilized by September 2003 and became part of the vendor loans from Nortel.

     The interest rates applicable to the Nortel facility ranged from LIBOR plus 4.0% to LIBOR plus 5.5%. The interest rates applicable to the UOB facility ranged from the higher of HIBOR or the cost of funds plus 4.0% to the higher of HIBOR or the cost of funds plus 5.5%. Each facility matures in September 2004 with repayments of principal due in quarterly instalments commencing in March 2001. As of December 31, 2003, the outstanding loan balances comprised HK$240.0 million under the UOB facility and US$62.0 million (approximately HK$481.4 million) under the Nortel facility.

     On July 30, 2002, we entered into various agreements to effect certain amendments to the Nortel and UOB facilities in order to accommodate changes to our group structure for business development and/or cost saving measures, including the provision of a corporate guarantee by SUNDAY to secure all the obligations and liabilities of its wholly-owned subsidiaries, as well as to vary the required targets for subscribers, earnings, tangible net worth and debt service ratio. The maturity of the loans, amounts lent and interest provisions were not altered.

     Both facilities contained a number of covenants that restricted our ability to take certain actions without the prior approval of the lenders, which included maintenance of certain performance targets, such as number of subscribers, earnings level, tangible net worth and debt service ratios, and operation of the business in accordance with the approved business plans.

     In December 2003, our main operating subsidiary, Mandarin, signed heads of agreement with Huawei, a company incorporated in Shenzhen, People’s Republic of China, in respect of the supply and installation, on a turnkey basis, of our 3G network and the provisioning of the related long-term financing, including the provision of a New Loan Facility, or the Supply Heads of Agreement and Facility Heads of Agreement, respectively. On December 30, 2003, we gave notice to the lenders of the UOB and Nortel facilities of our intention to make full repayment of all the outstanding loan principal and accrued interest of the bank loans and vendor loans of HK$721.4 million. On January 12, 2004, all the outstanding bank and vendor loans under the Nortel and UOB facilities were fully repaid through our operating cash flows and the New Loan Facility of HK$500.0 million extended by HTIC, pursuant to the Facility Heads of Agreement and Supply Heads of Agreement.

     The New Loan Facility from HTIC is unsecured and repayable in five progressively increasing semi-annual instalments after drawdown and carries a floating interest rate tied to HIBOR. HK$75 million of the New Loan Facility from HTIC is payable in July 2004 while the remaining balance is payable from January 2005 to July 2006. As a result, HK$425 million of the New Loan Facility has been classified as non-current liabilities as of December 31, 2003.

     The table below sets out the repayment schedule for our borrowings (excluding our obligations under our finance leases) as of December 31, 2003:

HK$ millions
Balance due in:
Year 2004	75.0
Year 2005	175.0
Year 2006	250.0

500.0

     The Facility Agreement is between HTIC, Mandarin and SUNDAY and comprises:

•	a HK$859 million equipment supply facility;

•	a HK$500 million general facility; and

•	a 3G performance bond facility.

     The equipment supply facility is a term loan facility with a term of 7.5 years from the date the Facility Agreement comes into effect following satisfaction of the conditions precedent referred to below, for an aggregate amount equal to the amounts payable by Mandarin under the Supply Contract. The equipment supply facility will be drawn down against invoices issued under the Supply Contract and repayable by eight semi-annual instalments commencing four years from the date of the Facility Agreement.

     The general facility is a term loan facility in an amount of HK$500 million which will replace the New Loan Facility provided by HTIC in January 2004. The term of the general facility is 2.5 years from the date of original drawdown of the New Loan Facility.

     The 3G performance bond facility is a facility for the issuance of the performance bonds required by OFTA under the terms of the 3G Licence to be issued to OFTA in the years 2004 to 2010 inclusive in an amount equal to the following five years’ spectrum utilization fees (as defined in the 3G license) payable to OFTA under the 3G license after deducting payments already made by us.

     As security for the provision of loans and issuance of performance bonds under the Facility Agreement, HTIC has been granted a security package, the principal elements of which include:

•	a charge over all the assets, revenues and shares of eight principal wholly-owned subsidiaries of SUNDAY, including Mandarin;

•	to the extent permitted by OFTA, a charge over the 2G license and 3G license issued by OFTA to Mandarin and SUNDAY 3G;

•	assignment of Mandarin’s rights under the Supply Contract; and

•	a guarantee by SUNDAY of the performance by Mandarin of its obligations under the Facility Agreement.

     HTIC also benefits from representations, financial covenants and general covenants, customary to transactions of this nature. HTIC may require repayment of the facilities at any time on the occurrence of events of default which are standard for similar project financing arrangements, and which include as an event of default a change in executive management at any time during the term of the facility resulting from two or more of Richard Siemens, Kuldeep Saran, Bruce Hicks and Edward Cheng ceasing to be directors and involved in the management other than in certain agreed circumstances. We are in discussions with these executive directors collectively to put in place appropriate arrangements to ensure that they continue as directors and are involved in the management during the term of the facility to prevent the occurrence of such an event of default.

     The Facility Agreement is conditional upon, and shall not become effective until the following conditions have been satisfied:

•	the Supply Contract has been duly executed and is effective; and

•	a resolution of the shareholders of SUNDAY has been duly passed approving the entering into of the Supply Contract and the Facility Agreement.

     An extraordinary general meeting of shareholders was convened on June 24, 2004 during which the Supply Contract and the Facility Agreement were approved, and the Security Arrangements have been executed in June 2004.

Guarantees and Pledges

     Mandarin has pledged a fixed deposit to UOB to obtain a guarantee of HK$1.7 million to the Hong Kong Airport Authority in relation to our network facilities installed at the Chek Lap Kok airport. The guarantee will expire in March 2007.

Future Funding Requirements

     Our ability to meet our future debt service obligations will in large part depend on our improving cash from operations and utilizing existing financing facilities. We cannot give any assurance that we can generate sufficient operating cash flow, or that we will be able to satisfy the required conditions in order to obtain funds or comply with the covenants to avoid acceleration of the amounts outstanding under our existing financing facilities.

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

Inflation

     We have not experienced any significant inflationary pressure in Hong Kong during the three years ended December 31, 2003. We expect that inflation would not have a material impact on our business, financial condition or results of operations in 2004. However, if Hong Kong experiences significant inflation in the future, we may not be able to fully offset the related higher costs through tariff increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

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

     A reconciliation of net loss/profit and total shareholders’ equity as of and for the years ended December 31, 2001, 2002 and 2003 under HK GAAP to the comparable amounts determined under US GAAP is also provided in note 27 to our audited consolidated financial statements.

5.C RESEARCH AND DEVELOPMENT

     We believe that our success depends on our ability to improve applications in anticipation of emerging technologies. We will introduce new services and products through:

•	internal R&D efforts;

•	market research; and

•	incorporation of new technologies and applications from third parties.

     Since our inception, we have envisaged the convergence of mobile communications and data technologies and in anticipation of such convergence, we have, in conjunction with Nortel, improved and installed onto our 2G mobile network a number of enhanced and location based services and products, such as Mobile Cupid, Jetso and Mobile Concierge, which were not previously available elsewhere in Southeast Asia when we launched our services.

     Our product development, principally relating to improvement of commercially available service applications, is undertaken primarily by a dedicated team which worked closely with both devices and software vendors to develop innovative and user friendly wireless data and applications and services to our subscribers based on existing and the GPRS technologies to our subscribers.

     We will start rolling out the 3G network in 2004 and have established a close working relationship with Huawei on technology development and production innovation regarding 3G applications and services. We believe the proximity of Huawei’s base in Shenzhen to Hong Kong gives us a significant advantage over our competitors in developing tailor-made services and bringing them to market quickly. Huawei has one of the largest research and development establishments of any network equipment manufacturer in the world, including 3,500 engineers working specifically on 3G. It has strengths in areas that will be critical to our success in 3G applications and services, such as its IP platform and 3G service creation, as well as the formulation of an end-to-end solution.

5.D TREND INFORMATION

     The wireless communications industry in Hong Kong is highly volatile and intensely competitive, and has shifted from being a high-growth mass market to one characterized by saturation of penetration. We expect that we will continue to encounter aggressive pricing practices by competitors, fast changing customer demand patterns and rapid technological developments in the mobile communications industry.

     We expect to rollout our 3G network and services from 2004 onwards. So far, only one of the four 3G licensees in Hong Kong, Hutchison, has launched 3G services. We expect the other 3G licensees in Hong Kong to launch their 3G services in second half year of 2004 or early 2005. Previously, the slower than expected 3G take-up rates in other markets such as Europe had mainly been attributed to the lack of handsets; however there are now more 3G handsets available with longer battery life and more features. In order to attract new 3G customers and to migrate existing 2G customers to use 3G services, Hutchison has provided substantial handset subsidies and offered attractive pricing plans for 3G that includes large bundles of data services, and these pricing plans are also comparable with tariff plans for 2G and 2.5G services.

     Given the importance and size of the mainland Chinese market, we expect that the future of Hong Kong’s mobile communications industry will be closely linked to that of mainland China. CEPA may provide an early entry to the Chinese mobile communications market for Hong Kong mobile operators such as ourselves. We will continue to use our Shenzhen operations center to drive cost efficiencies and create the foundation to capitalize upon opportunities that will develop as mainland China telecommunications industry opens.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

     As of December 31, 2003, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

5.F CONTRACTUAL OBLIGATIONS

     The following table sets forth certain information regarding our contractual obligations to make future payments as of December 31, 2003:

	Payment Due by Period (HK$ million)
		Less Than			After 5
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	Years
Trade payables	71.6	71.6	—	—	—
Other payables and accrued charges	152.8	152.8	—	—	—
Short-term debts	383.9	383.9	—	—	—
Long-term debts	426.5	—	426.5	—	—
Total	1,034.8	608.3	426.5	—	—

     The following table sets forth certain information regarding our other commercial commitments as of December 31, 2003:

	Amount of Commitments
	Expiration per Period (HK$ million)
		Less Than			After 5
Commercial Commitments	Total	1 Year	1-3 Years	4-5 Years	Years
Operating lease commitments	221.8	149.0	71.4	1.4	—
Capital commitments	41.0	41.0	—	—	—
Total	262.8	190.0	71.4	1.4	—

     The actual schedule of payments in respect of our capital commitments will be dependent on the rate of rollout of our 3G network, which will depend on the demand for such 3G services in the telecommunications market in Hong Kong over the upcoming months.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

Directors

     Our directors are as follows:

Name	Age(1)	Position	Position Held Since
Richard John Siemens	59	Co-Chairman and Executive Director	November 24, 1999
Edward Wai Sun Cheng	48	Co-Chairman and Executive Director	November 24, 1999
William Bruce Hicks	42	Group Managing Director	January 1, 2002(2)
Kuldeep Saran	52	Executive Director	November 24, 1999
Andrew Chun Keung Leung	47	Executive Director	November 24, 1999
John William Crawford	61	Non-executive Director	November 10, 2003
Kenneth Michael Katz	35	Non-executive Director	January 16, 2004
Henry Michael Pearson Miles	67	Non-executive Director	January 27, 2000
Simon Murray	64	Non-executive Director	January 27, 2000
Robert John Richard Owen	64	Non-executive Director	January 27, 2000
Hongqing Zheng	56	Non-executive Director	November 24, 1999

(1)	Ages as of April 1, 2004

(2)	William Bruce Hicks has been an Executive Director since November 24, 1999 and was appointed as the Group Managing Director on January 1, 2002.

     Mr. Richard John Siemens, Co-Chairman and Executive Director, has been with the SUNDAY group since 1995. Mr. Siemens is chairman and a founding member of Distacom Communications Limited and co-chairman and a founding member of Mandarin Communications Limited. He is also the chairman of e-Kong Group Limited. Born and raised in Canada, Mr. Siemens was trained as a Chartered Accountant and came to Hong Kong in 1979. In 1984, he formed Hutchison Telephone Company Limited in partnership with Hutchison Whampoa and Motorola. Mr. Siemens, as group managing director of Hutchison Telecommunications Limited, was instrumental in the establishment of other well-known companies including AsiaSat, STAR TV and Metro Radio and Hutchison’s move into the European wireless business with “Orange”.

     Mr. Edward Wai Sun Cheng, Co-Chairman and Executive Director, is a founding member of Mandarin Communications Limited and has been with the SUNDAY group since 1995. Mr. Cheng is also currently the chief executive of USI Holdings Limited. USI, a publicly listed company on the Stock Exchange of Hong Kong, is a member of the Wing Tai Asia group. Mr. Cheng is a member of the Hong Kong SAR Government’s Steering Committee on Innovation and Technology, the Advisory Committee on Corruption of the Independent Commission Against Corruption, the Council of City University of Hong Kong, the Executive Committee of the Hong Kong Housing Society, and the Securities and Futures Commission’s Takeovers and Mergers Panel and the Takeovers Appeal Committee.

     Mr. William Bruce Hicks, Group Managing Director, has been with SUNDAY since the Company’s inception in 1995 when he led the team which successfully acquired SUNDAY’s PCS licence. He has been a partner and director of Distacom Communications Limited of Hong Kong since 1994. Prior to joining Distacom, Mr. Hicks was at Hutchison Telecom, where he was responsible for technical operations in Hong Kong and actively involved in new business development in Asia and Europe. Mr. Hicks, a Canadian, began his career with Motorola Inc. in the United States. He received his B.S.E.E. degree from Michigan Technological University in 1983 and an M.B.A. from the International Management Institute in Geneva, Switzerland in 1987.

     Mr. Kuldeep Saran, Executive Director, has been a director of Mandarin Communications Limited since 1998 and is an executive director of Distacom Communications Limited. He is also deputy chairman of e-Kong Group Limited. Mr. Saran joined Distacom from Deutsche Bank where he was the head of the Asia Pacific telecoms group. Prior to that Mr. Saran was director of planning at Hutchison Telecommunications responsible for the development and execution of new businesses in Europe and Asia. Before moving to Hong Kong in 1992, Mr. Saran was the country head of Motorola for India. He holds a Bachelors degree in engineering and an M.B.A.

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

     Mr. John William Crawford JP, Non-executive Director, joined the Board of the Company in November 2003. He was a founding partner of Ernst & Young, Hong Kong and vice chairman of the firm until he retired in 1997. During his 25 years in public accounting, he was also the chairman of the audit division of Ernst & Young and was active in a number of large private and public company takeover and/or restructuring exercises. He has continued such consultancy/advisory work in a private capacity through Crawford Consultants Limited since his retirement. Mr. Crawford has been active in various community service areas such as being a founding member of UNICEF Hong Kong Committee and the Hong Kong Institute of Directors. In 1997, Mr. Crawford was appointed a Justice of the Peace in Hong Kong. He is a member and was a governor for many years of the Canadian International School of Hong Kong. Mr. Crawford is an independent director and is a member of the Company’s audit committee.

     Mr. Kenneth Michael Katz, Non-executive Director, joined the Board of the Company in January 2004. Mr. Katz has 12 years experience in project finance, direct investment and private equity fund management. Since early 2003, Mr. Katz has formed his own private equity advisory business Westlank Advisors Pte. Ltd. and is currently managing director of the firm. Prior to that, he was a director of Emerging Markets Partnership, a private equity fund management company, responsible for managing an emerging markets Asia investment fund. Previously, Mr. Katz was the head of Edison Capital in Asia Pacific overseeing the firm’s direct investment efforts. Mr. Katz graduated with a Bachelor of Arts degree in economics from the University of California, Santa Barbara and also holds an M.B.A. from the University of Michigan.

     Mr. Henry Michael Pearson Miles OBE, Non-executive Director, has been with the Company since January 2000. He is currently chairman of Johnson Matthey plc and Schroders plc, and a non-executive director of BP; all companies registered in the United Kingdom. Between 1984 and 1988, he was chairman of Swire Pacific Limited and Cathay Pacific Airways Ltd. He was also a non-executive director of Hong Kong Bank 1984/88. Between 1976 and 1999, he was a director of John Swire and Sons (Hong Kong) Limited. Between 1988 and 1999, he was an executive director of John Swire & Sons Limited, to which he is now an advisor. Mr. Miles was a vice president of the China-British Trade Group from 1990 to 1999 and is a committee member of the Hong Kong Association. Mr. Miles is an independent director and is a member of the Company’s audit committee.

     Mr. Simon Murray CBE, Non-executive Director, has been with the Company since January 2000. Mr. Murray is a co-founder and shareholder of Distacom International Limited. Mr. Murray was the executive chairman in Asia Pacific of Deutsche Bank group until early 1998 when he established his own business. He is the chairman of GEMS Ltd. (General Enterprise Management Services Limited), a private equity fund management company sponsored by Simon Murray and Associates. He is also a director of a number of public companies including Hutchison Whampoa Limited, Cheung Kong Holdings Limited, Hermes International and Sino-Forest Corporation. Mr. Murray is a member of the Former Directors Committee of The Community Chest and is involved in a number of other charitable organizations, including The China Coast Community Association. In 1994, Mr. Murray, who is British, was awarded the CBE by HM The Queen of England for his contribution to the Hong Kong community. Mr. Murray is a member of the Company’s audit committee.

     Mr. Robert John Richard Owen, Non-executive Director, has been with the Company since January 2000. From 1979 to 1987, Mr. Owen held various positions with Lloyds Bank, including chairman of Lloyds Merchant Bank and director of Investment Banking of the Lloyds Bank group. In 1988, Mr. Owen was recruited by the Hong Kong Government as advisor on securities markets to lead the implementation of extensive reforms to the regulation and operation of Hong Kong’s securities and futures markets. From 1989 to 1992, he served as the first chairman of the Securities and Futures Commission. Since 1992, Mr. Owen has held a number of concurrent positions which include chairman of TechPacific Capital Limited (from 1999), chairman of Crosby Limited (from 2001), director of Nomura International (Hong Kong) Limited (from 1994), member of the Regulatory Council of the Dubai International Financial Centre (since 2002), council member, Lloyds of London (1993-1996), chairman of the International Securities Consultancy Ltd. (from 2000) and director of various other companies and investment funds. Mr. Owen is an independent director and is the chairman of the Company’s audit committee.

     Mr. Hongqing Zheng, Non-executive Director, has been with the SUNDAY group since 1996 when he was appointed a director of Mandarin Communications Limited. He graduated from the planning and statistics department of the People’s University of China and holds a Master’s degree in economics. Mr. Zheng has over 24 years experience in economic development work and is a qualified senior economist. Prior to joining the SUNDAY group, Mr. Zheng was a committee member of the State Commission for Restructuring Economic System and director of the Comprehensive Planning Department and general manager of the China Container Corporation. Mr. Zheng is also a director and deputy general manager of China Travel Service (Holdings) Hong Kong Limited and holds chairmanships and directorships in various subsidiaries of China Travel Service (Holdings) Hong Kong Limited.

     The following persons resigned/retired as directors during the year ended December 31, 2003:

Name	Position	Resignation/Retirement Date
Craig Edward Ehrlich	Non-executive Director	May 22, 2003
Peter Kin Ngok Lam	Non-executive Director	May 22, 2003
Tak Sing Yip	Non-executive Director	March 28, 2003

Senior Management

     Our senior management is as follows:

Name	Position	With SUNDAY Since
Janet Ching Man Fung	Group Director — Finance and Company Secretary	1997
Agnes Pik Yee Tang Mak.	Group Director — Information Technology	2003
Frankie Chun Keung Wong	Group Director — Network Operations	1996
Henry Kam Heng Wong	Group Director — New Technologies	1996
Sam Chin To Chan	Director — Sales	2003
Wai Lok Cheung	Director — Legal & Regulatory	2000
Irene Kar Ling Ho	Director — Marketing & Communications	2003
Frienty Wai Fong Ko	Director — Customer Care	2003
Pauline Poh Gaik Ooi	Director — Internal Audit	2001

     Ms. Janet Ching Man Fung, Group Director — Finance and Company Secretary, has extensive experience in public accounting, financial consultancy and management in Hong Kong and the PRC. Ms. Fung was the finance director of the Far East operations of Liz Claiborne group before joining the SUNDAY group in 1997. She holds a first class honor degree in management studies from the University of Hong Kong and is a fellow member of the Association of Chartered Certified Accountants (UK), the Hong Kong Society of Accountants, and a member of CPA Australia.

     Ms. Agnes Pik Yee Tang Mak JP, Group Director — Information Technology, joined the SUNDAY group in February 2003. Ms. Mak has over 20 years of experience in information technology. Prior to joining the SUNDAY group, she was head of information technology of Mandatory Provident Fund Schemes Authority, head of IT of Asia Pacific North of British American Tobacco China and the director of MIS of The Gap (Far East) Ltd. Ms. Mak is a fellow and past president of Hong Kong Computer Society. She is a council member of Hong Kong Productivity Council, member of the Finance Committee of Hong Kong Housing Authority, and the IT Projects Vetting Committee and General Support Program Vetting Committee of the Innovation and Technology Fund.

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

     Dr. Henry Kam Heng Wong, Group Director — New Technologies, joined the SUNDAY group in 1996 following seven years at Hutchison Telecom (Hong Kong) Ltd, where he was senior manager in the Radio Systems Engineering Department of Hutchison Telephone Company Ltd. He was involved in the building of network, the first CDMA commercial system in the world. His academic qualifications include a B.Sc. (Hons) in computer engineering (University of Manchester), a Ph.D in mobile radio telecommunications (University of Southampton) and an M.B.A. (University of Hull).

     Mr. Sam Chin To Chan, Director — Sales, has over 15 years experience in sales, marketing, business planning and development. Prior to joining SUNDAY in 2003, he worked for American Express International Inc. as vice president, area market head for East Asia and head of merchant acquisition for Japan, Asia Pacific and ASEAN. Prior to that, he held a number of key positions in many sizeable organizations, including sales director at Johnson & Johnson Hong Kong Limited, division manager at Swire Resources Limited and marketing & sales manager at Philips Hong Kong Limited. Mr. Chan holds a bachelor degree in engineering from the University of Melbourne and he is a member of the Hong Kong Institute of Marketing.

     Mr. Wai Lok Cheung, Director — Legal & Regulatory, joined the SUNDAY group in 2000. Prior to joining SUNDAY, he was the general manager, legal, administration and procurement at Peoples Telephone Company. His academic qualifications include an LL.B. and an LL.M. from the University of Wolverhampton, UK, an M.B.A. degree from Leicester University and an Honors Diploma in Company Secretaryship and Administration from Lingnan University. Mr. Cheung is an associate of The Institute of Chartered Secretaries and Administrators UK and the Hong Kong Institute of Company Secretaries.

     Ms. Irene Kar Ling Ho, Director — Marketing and Communications, joined the SUNDAY group in 2003, and brought with her over 12 years’ experience in areas of public relations and marketing program design. Prior to joining the SUNDAY group, she worked for PCCW as assistant vice president, corporate communications, where she took the role of identifying promotional opportunities for the PCCW group and overseeing the implementation of public relations programs for a wide spectrum of telecom products. Ms. Ho is also experienced in event marketing both in the telecom and the quasi-government sectors including Hong Kong Trade Development Council and Hong Kong Tourist Association (now renamed as Hong Kong Tourism Board), where she managed a range of large-scale promotional events and trade fairs, both in Hong Kong and overseas.

     Ms. Frienty Wai Fong Ko, Director — Customer Care, joined the SUNDAY group in 2003. She is responsible for leading all functions of customer services, including customer retention, credit control, and SUNDAY’s loyalty programmes. Ms. Ko has over 17 years experience in sales, marketing and customer service in the banking services and telecoms industries. Prior to joining SUNDAY, she worked for PCCW as general manager, business development — banking where she managed new business opportunities in mainland China. She has also served as the head of direct banking at Citibank (HK) and was a branch manager for Standard Chartered Bank (HK). Ms. Ko graduated from Simmons College in Boston with a Bachelor degree in business administration.

     Ms. Pauline Poh Gaik Ooi, Director — Internal Audit, joined the SUNDAY group in 2001. She has over 15 years of experience in audit and business development in the Asia/Pacific region. Prior to joining SUNDAY, she was a manager of the internal audit team at PCCW (previously Hong Kong Telecom) responsible for a wide variety of audit related assignments, fraud & ad hoc investigations and special review projects. Ms. Ooi started her early career in the major accounting firms in the Asia/Pacific region, Deloittes Touche Tohmatsu and PricewaterhouseCoopers. She holds a Bachelor degree, majoring in Accounting & Information System, from the University of New South Wales in Australia and is a member of CPA Australia and the Hong Kong Society of Accountants.

6.B COMPENSATION

     Remuneration of the Group Managing Director and the Executive Directors is prudently designed to attract, motivate and retain them to formulate strategies and to oversee operational matters and to reward them for enhancing value to the shareholders. The Group Managing Director is also entitled to a discretionary bonus which is assessed based on both individual and group performance.

     For the years ended December 31, 2001, 2002 and 2003, the aggregate amounts of compensation incurred for all of our senior officers and directors were approximately HK$39.0 million, HK$44.7 million and HK$19.4 million, respectively. The 2002 compensation amount included termination benefits (mainly severance pay and payments in lieu of notice) of HK$6.0 million, which were for certain senior officers whose employment were terminated during the restructuring in December 2002.

     For the years ended December 31, 2001, 2002 and 2003, the aggregate amount of pension retirement or similar benefits for our directors and senior officers incurred was approximately HK$0.7 million, HK$0.4 million and HK$0.8 million, respectively. None of our directors have been granted retirement or severance benefits.

     We paid each of our independent Non-executive Directors an annual director fee of HK$200,000, HK$200,000 and HK$200,000 for the years ended December 31, 2001, 2002 and 2003, respectively, as compensation for acting in such capacity. We will review the amount of compensation annually.

6.C BOARD PRACTICES

     As of May 31, 2004, our board consisted of eleven members. There are six Non-executive Directors, four of whom are independent Non-executive Directors. Pursuant to our Articles of Association, at each general meeting one-third of our directors shall retire from office by rotation. If the number of directors on the board is not a multiple of three, the number of directors to retire shall be decreased to the number nearest to but not greater than one-third. The chairman of our board and/or our managing director shall not, while holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. A retiring director shall be eligible for re-election. None of the directors has entered into or is proposing to enter into a service contract with the Company or its subsidiaries, which is not determinable by the employer within one year without payment of compensation (other than statutory compensation). There are no provisions relating to retirement of directors upon reaching any age limit.

     Our board has determined that our independent Non-executive Directors do not have a relationship with the Company that would impair their independence and that they satisfy the director independence requirements under the Nasdaq corporate governance rules. The independent Non-executive Directors and their immediate family receive no payments from the Company or its subsidiaries (except for director fees). No family member of any independent Non-executive Directors is employed as an executive officer of the Company or its subsidiaries, or has been so in the past three years. The independent Non-executive Directors are subject to retirement by rotation and re-election at the annual general meeting in accordance with our Articles of Association.

     Our board is scheduled to meet at least three times a year to determine overall strategic direction and objectives and approve interim and annual results, budgets and other significant matters. All directors are able to take independent professional advice at the Company’s expense in furtherance of their duties if necessary. The roles of the Co-Chairmen and the Group Managing Director are distinct and segregated with a clear division of responsibility. The role of Non-executive Directors is to enhance independence and objectivity of the Board’s deliberations and decisions. During the year ended December 31, 2003, three board meetings were held with an average attendance rate of 80%.

     The board appointed an executive management committee which consists of our Executive Directors. The principal functions of this committee include formulating strategies and overseeing our operational matters under the direct authority of the board. The committee meets regularly each month and on an ad hoc basis as required with senior management, and engages in frequent informal discussions. Apart from the regular meetings held monthly, the committee held five formal meetings on an ad hoc basis in 2003.

     Our board also appointed an audit committee, with written terms of reference that set out the authorities and duties of the committee, which consists of the four independent Non-executive Directors. Its principal duties include selecting and engaging on our behalf independent public accountants to audit our financial statements, reviewing and approving the nature and scope of both the statutory and internal audits, considering and approving our interim and annual financial statements, and reviewing the adequacy and effectiveness of our accounting and financial controls. The audit committee re-assesses the Audit Committee Charter on an annual basis. The audit committee meets at lease twice a year and also meets regularly with the external auditors and our internal audit personnel and follows up with management regularly regarding management actions arising from the audits.

     The members of the audit committee are Mr. Robert Owen, Mr. John William Crawford, Mr. Michael Miles and Mr. Simon Murray. During the year ended December 31, 2003, four committee meetings were held and the attendance by the members is set out as follows:

Audit Committee Members	Meetings Attended/Held
John William Crawford	1/1
Henry Michael Pearson Miles	3/4
Simon Murray	1/4
Robert John Richard Owen	3/4

     The board has also appointed a remuneration committee which consists of three members, namely Mr. Richard Siemens, Mr. Edward Cheng and Mr. Michael Miles, to review matters relating to compensation of the directors and officers and such other matters relating to remuneration as directed by the board from time to time. None of the members of the remuneration committee has any conflict of interest arising from the day-to-day involvement in the running of the business. No director plays a part in any discussion regarding his own remuneration.

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

INTERNAL AUDIT

     An internal audit function was established in May 2001 with an Internal Audit Charter approved and adopted by the audit committee. The internal audit function is an independent unit which provides to the board of directors an independent appraisal of our system of internal controls by means of conducting reviews to evaluate the adequacy and effectiveness of the controls established to safeguard shareholders’ investments and our assets. The head of the internal audit function has a direct reporting line to the Audit Committee.

6.D EMPLOYEES

     We had a total of 726 employees as of December 31, 2003, of which 502 employees were in Hong Kong and 224 employees were in Shenzhen, China. We offer comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performance. Other staff benefits include Mandatory Provident Fund schemes, subsidized medical care and subsidies for external educational and training programs.

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

6.E SHARE OWNERSHIP

     The following table shows the number and class of voting securities of the Company owned by the directors and senior management who had interests as of May 31, 2004.

		Percentage of Total	Special
Name	Position	Shares Outstanding	Voting Rights
Richard John Siemens	Co-Chairman and Executive Director	Less than 1%*	None
Edward Wai Sun Cheng	Co-Chairman and Executive Director	Less than 1%*	None
William Bruce Hicks	Group Managing Director	Less than 1%*	None
Kuldeep Saran	Executive Director	Less than 1%*	None
Kenneth Michael Katz	Non-executive Director	Less than 1%*	None
Simon Murray	Non-executive Director	Less than 1%*	None
Hongqing Zheng	Non-executive Director	Less than 1%**	None
Janet Ching Man Fung	Group Director — Finance	Less than 1%	None
Frankie Chun Keung Wong	Group Director — Network Operations	Less than 1%	None
Henry Kam Heng Wong	Group Director — New Technologies	Less than 1%	None

*	Each of Mr. Richard John Siemens, Mr. William Bruce Hicks, Mr. Kuldeep Saran and Mr. Simon Murray may be deemed to beneficially own all the shares owned by Distacom due to their status as directors, senior officers or controlling persons of Distacom. Mr. Edward Wai Sun Cheng may be deemed to beneficially own all the shares owned by USI due to his status as director, senior officer or controlling person of USI. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

**	Mr. Hongqing Zheng may be deemed to beneficially own all the shares owned by China Travel Service (Holdings) Hong Kong Limited, one of the shareholders prior to our global offering, due to his status as director, senior officer or controlling person of China Travel Service (Holdings) Hong Kong Limited.

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

     Our board of directors may determine, in its discretion, the consideration for a share payable by a participant upon the exercise of any option granted under the share option scheme, save such price will not be less than the higher of: (1) the nominal value of a share; or (2) 80% of the average of the closing prices of our shares on the Stock Exchange of Hong Kong on the five trading days immediately preceding the date of grant of the option on which there were dealings in our shares on the Stock Exchange of Hong Kong.

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

     Our board of directors may in certain circumstances alter our share option scheme by resolution, except that any material alterations to the terms are subject to prior approval by the Stock Exchange of Hong Kong. No alteration is permitted to certain provisions to the extent such alteration adversely affects any options granted or agreed to be granted before the date of such alteration, save with the consent of the holders of not less than two-thirds of the shares to be issued on exercise of the relevant options.

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

     In March 2003, options over 75 million shares of the five Executive Directors were cancelled at a total consideration of HK$5. As of May 31, 2004, no options were held by our directors. The table below sets out the share options granted to senior management to purchase our ordinary shares, which are outstanding as of May 31, 2004.

	Securities	Number of Securities
	Called for	Underlying Options	Exercise Price	Expiration Date
Senior officers	Ordinary Shares	7,472,998	$3.05	March 23, 2010
	Ordinary Shares	—	$3.05	May 31, 2010
	Ordinary Shares	7,472,998	$1.01	May 31, 2010
	Ordinary Shares	362,919	$1.01	January 19, 2011

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

     The exercise price for any ordinary share under the New Scheme will be determined by our board of directors and notified to each grantee and will be not less than the highest of (i) the closing price of our ordinary share as stated on the Stock Exchange of Hong Kong’s daily quotations sheet on the date of grant of the relevant option, which must be a business day, (ii) an amount equivalent to the average closing price of a share for the five business days immediately preceding the option grant date and (iii) the nominal value of a share.

     As of May 31, 2004, no options had been granted under the New Scheme.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

     The following table contains information concerning the ownership of our ordinary shares by each person whom we know beneficially owns 5% or more of our ordinary shares as of May 31, 2004.

		Percentage of Ordinary
	Number of Ordinary Shares	Shares
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned
Distacom Communications Limited(1)	1,380,000,000	46.2%
USI Holdings Limited(2)	410,134,000	13.7%
Huawei Technologies Co., Ltd.(3)	239,784,000	8.0%

(1)	Held through its wholly-owned subsidiary, Distacom Hong Kong Limited. Each of Mr. Richard John Siemens, Mr. William Bruce Hicks, Mr. Kuldeep Saran, Mr. Kenneth Michael Katz and Mr. Simon Murray may be deemed to beneficially own all the shares owned by Distacom due to their status as directors, senior officers or controlling persons of Distacom.

(2)	Held through its wholly-owned subsidiary, Townhill Enterprises Limited. Mr. Edward Wai Sun Cheng may be deemed to beneficially own all the shares owned by USI due to his status as director, senior officer or controlling person of USI.

(3)	Held through its subsidiary, Huawei Tech. Investment Co., Limited.

     As of May 31, 2004, there were approximately 399,685 ADSs (representing 39,968,500 ordinary shares) in issue, which were held by approximately 1,000 beneficial holders in the U.S.

     Our five shareholders prior to the global offering together owned 1,254,000,000 non-voting deferred shares, par value HK$1.00 per share, of Mandarin, which is our principal operating subsidiary. If Mandarin is wound up, after distribution of the first HK$100,000 trillion in value of the return on Mandarin’s assets to the holders of ordinary shares of Mandarin, the holders of the non-voting deferred shares of Mandarin’s assets to the holders of ordinary shares of Mandarin, the holders of the non-voting deferred shares of Mandarin are entitled to share in 1% of the balance of the remaining such assets. Non-voting deferred shares of Mandarin are not entitled to share in any other distributions or returns of assets or capital, or to participate in any share of income or assets. As of March 2004, Mandarin’s authorized share capital consisted of 2,000,000,000 shares of par value HK$1.00 per share, divided into 1,254,000,000 non-voting deferred shares and 746,000,000 ordinary shares. All issued ordinary shares of Mandarin are held by SUNDAY Holdings (Hong Kong), which is our wholly-owned subsidiary incorporated in the British Virgin Islands, or its nominee.

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

     Huawei started acquiring our shares in the open market from January 2004. By February 5, 2004, Huawei had acquired a total of 163,848,000 shares, or approximately 5.5% of our total shares in issue. As of March 18, 2004, Huawei’s interest in SUNDAY increased to 187,496,000 shares, or approximately 6.3% of total shares in issue. Huawei’s interest in SUNDAY further increased to 212,488,000 shares, or approximately 7.1%, on May 11, 2004. As of May 24, 2004, Huawei’s interest in SUNDAY was 239,784,000 shares, or approximately 8.0% of our total shares in issue.

     For a description of these agreements and arrangements between our major shareholders and us, see “Item 7. Related Party Transactions — Transactions with Major Shareholders and Their Affiliates.”

7.B RELATED PARTY TRANSACTIONS

     We have entered into a number of transactions with our major shareholders, beneficial shareholders, and their respective affiliates. We believe that such transactions have generally been as favorable to us as similar transactions with third parties would have been. Set forth below is a summary of such transactions.

Transactions with Major Shareholders and Their Affiliates

Agreements with Huawei and its Affiliates

     The following agreements were entered into with HTIC pursuant to the Supply Heads of Agreement and Facility Heads of Agreement signed in December 2003, which set out the principal terms for the supply of equipment and services and the provision of financing by HTIC to assist with the rollout by Mandarin of the 3G mobile communications network. These agreements have superseded the Supply Heads of Agreement and Facility Heads of Agreement.

Supply Contract

     On May 13, 2004, Mandarin and HTIC entered into the Supply Contract for the supply and installation of a mobile communications network and associated services on a turnkey basis. HTIC, as the contractor, is obligated to design, manufacture, install the 3G network, and will be responsible for the integration and ensuring the full operability between the existing network and the 3G network. HTIC is further obligated to provide maintenance services for specified warranty periods, and ensuring that the 3G network and associated systems will perform to certain agreed minimum performance criteria. The contract price for the Supply Contract is HK$859 million.

Facility Agreement

     On May 13, 2004, HTIC, Mandarin and SUNDAY Communications Limited entered into the Facility Agreement for the provision of long-term financing in relation to the 3G mobile communications network. The Facility Agreement comprises a HK$859 million equipment supply facility, a HK$500 million general facility and a 3G performance bond facility.

Subcontract Agreement

     On May 13, 2004, Mandarin and HTIC entered into a Subcontract Agreement, pursuant to which Mandarin, as a subcontractor to HTIC under the Supply Contract, agrees to perform certain civil works and equipment installation on designated cell sites in respect of the installation of certain equipment for the 3G mobile communications network.

Shareholder Non-competition Agreement

     In 2000, we entered into a non-competition agreement with Distacom pursuant to which Distacom agreed that neither Distacom nor its subsidiaries will compete with our businesses in Hong Kong in mobile or fixed line telecommunications or in any internet-related businesses. The agreement allows Distacom, among other things, to acquire or hold up to 15% of the securities of a competing company that is listed on a recognized exchange. The parties are entitled to amend any material provision of the agreement only with a resolution of our shareholders other than Distacom and certain related parties.

     The agreement will terminate on the first date on which the Distacom group is no longer our “substantial shareholder” (as defined in accordance with the Listing Rules of Hong Kong).

Transactions with Related Companies

     We lease various premises for our warehouses, switching centers and repair center and have obtained property license rights for certain cell sites from affiliates of our shareholders and companies controlled by the father of Peter Kin Ngok Lam who was one of our directors up to May 22, 2003. For the years ended December 31, 2001, 2002 and 2003, we made lease payments to such affiliates amounting to HK$4.9 million, HK$4.3 million and HK$1.3 million, respectively. During the period from January 1, 2004 to May 31, 2004, we made lease payments to such affiliates of our shareholders amounting to approximately HK$52,500.

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

     We outsourced our SUNDAY 1622 retail international calling services to a wholly-owned subsidiary of e-Kong Group Limited, a related party, for a referral revenue in 2000. The arrangement was terminated effective September 2001 pursuant to a revised agreement entered on the same date. The revenues from retail international calling services for the year ended December 31, 2001 were approximately HK$6.5 million. Mr. Richard John Siemens, Mr. William Bruce Hicks and Mr. Kuldeep Saran are directors of both SUNDAY and e-Kong.

7.C INTERESTS OF EXPERTS AND COUNSEL

     Not applicable

Item 8. FINANCIAL INFORMATION

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See “Item 18. Financial Statements”.

Legal Proceedings

     We are not a party to, nor are we aware of, any threatened or pending litigation, legal or arbitration proceedings which we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operation.

8.B SIGNIFICANT CHANGES

     In January 2004, we repaid the outstanding loan principal of the UOB facility and the Nortel facility in full through our operating cash flow and the New Loan Facility extended by HTIC. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Certain Indebtedness - Loan Facilities” for details.

     In May 2004, we entered into the Supply Contract and the Facility Agreement with HTIC in respect of the supply, on a turnkey basis, of our 3G network and the provision of the required long-term financing. See “Item 10. Additional Information — Material Contracts” for details. Pursuant to the Supply Contract and Facility Agreement, we commenced the rollout and establishment of our 3G network in Hong Kong.

Item 9. THE OFFER AND LISTING

MARKETS

Market Price Information — Ordinary Shares

     Our ordinary shares have been listed and traded on the main board of the Stock Exchange of Hong Kong under the stock code “866” since March 16, 2000. The following table shows, for the period indicated, the high and low closing prices for the ordinary shares as quoted on the main board of the Stock Exchange of Hong Kong.

	High	Low
	(HK$)
Year 2001	0.700	0.275
Year 2002	0.330	0.084
First quarter.	0.330	0.270
Second quarter	0.265	0.190
Third quarter.	0.184	0.092
Fourth quarter	0.140	0.084
Year 2003	0.405	0.122
First quarter.	0.196	0.131
Second quarter	0.180	0.122
Third quarter.	0.405	0.163
Fourth quarter	0.380	0.295
December	0.320	0.295
Months 2004
January	0.600	0.320
February	0.740	0.550
March	0.720	0.560
April	0.560	0.380
May	0.550	0.370

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

     The following table shows, for the period indicated, the high and low closing prices for the ADSs.

	High	Low
	(US$)
Year 2001(1)	8.9583	3.3333
Year 2002(1)	4.2000	1.0000
First quarter(1).	4.2000	3.4333
Second quarter(1)	3.7667	2.2667
Third quarter(1).	2.1667	1.0000
Fourth quarter	1.4800	1.0000
Year 2003	4.9000	1.2500
First quarter	2.6400	1.2500
Second quarter	2.6700	1.4100
Third quarter	4.8000	1.9200
Fourth quarter	4.9000	3.5800
December	4.1000	3.5800
Months 2004
January	8.1900	4.1000
February	9.4200	7.0600
March	9.2200	7.1500
April	7.1100	4.7000
May	6.6500	4.7000

(1)	The prices quoted on The Nasdaq National Market prior to July 25, 2002, had been adjusted based on the new ADS to share ratio of 1:100.

Item 10. ADDITIONAL INFORMATION

10.A SHARE CAPITAL

     Not applicable.

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION

     We amended the Articles of Association to comply with certain changes in requirement by the Hong Kong Securities and Futures Ordinance and the Listing Rules. Such amendments were approved by the shareholders at our 2004 annual general meeting held in May 2004. See Exhibit 1.1 for the revised Articles of Association.

     Set forth below is the purpose of the Company, a summary of the material provisions of our Memorandum and Articles of Association and of the material applicable laws of the Cayman Islands.

Purpose

     We are an investment holding company with limited liability incorporated in the Cayman Islands.

Summary of Memorandum and Articles of Association and Material Applicable Laws of the Cayman Islands

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

     Where any member is, under the rules of the designated stock exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

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

     Our directors may decline to register any transfer of any share which is not paid up or any share issued under any share incentive scheme for employees upon which there is a restriction and they may also refuse to register any transfer of any share to more than four joint holders or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

(a)	the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of share;

(c)	the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d)	a fee of such maximum sum as the Stock Exchange of Hong Kong may determine to be payable or such lesser sum as the directors may from time to time require is paid to us in respect thereof.

     If the directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

     The registration of transfers may, on notice being given by advertisement in one or more newspapers designated by the Stock Exchange of Hong Kong, be suspended and the register closed at such times and for such periods as the directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

     We are empowered by the Companies Law and the Articles of Association to purchase our own shares subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our Memorandum and Articles of Association and to any applicable requirements imposed from time to time by the Stock Exchange of Hong Kong, the Securities and Futures Commission of Hong Kong, the United States Securities and Exchange Commission, or the U.S. SEC, or by any other recognized stock exchange.

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

(iv)	upon expiry of the 12-year period, we have caused an advertisement to be published in newspapers in the manner stipulated by our Articles of Association, giving notice of its intention to sell these shares, and a period of three months has elapsed since such advertisement and the Stock Exchange of Hong Kong has been notified of such intention.

     The net proceeds of any such sale shall belong to us and when we receive these net proceeds we shall become indebted to the former member for an amount equal to such net proceeds.

Board of Directors

     We are managed by a board of directors which, unless otherwise determined by us in general meeting, must consist of not less than two members. As of May 31, 2004, our board of directors consisted of 11 members. Other than the chairman of our board and our managing director who are not required to retire, one-third of the rest of our directors are subject to retirement from office by rotation at each general meeting. Retiring directors are eligible for re-election.

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

     A director shall not vote (nor be counted in the quorum) on any resolution of the board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

(a)	any contract or arrangement for the giving to such director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(b)	any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(c)	any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the director or his associate(s) is/are, or is/are to be interested as a participant in, the underwriting or sub-underwriting of the offer;

(d)	any contract or arrangement in which the director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(e)	any contract or arrangement concerning any other company in which the director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the director and/or his associate(s) is/are beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of any of his associates is derived); or

(f)	any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any director, or his associate(s), as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

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

     The board may pay, enter into agreements to pay or make grants which may be revocable or irrevocable, and either subject or not subject to any terms or conditions, pensions or other benefits to employees and ex-employees and their dependents, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependents are or may become entitled under any such scheme or fund as is mentioned in the previous paragraph. Any such pension or benefit may, as the board considers desirable, be granted to an employee either before and in anticipation of, or upon or at any time after, his actual retirement.

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

10.C MATERIAL CONTRACTS

     Supply Contract between Mandarin and HTIC dated May 13, 2004 for the supply and installation of a 3G mobile communications network and associated services on a turnkey basis, and a sub-contract under such Supply Contract for Mandarin to undertake certain civil works and equipment installation on designated cell sites.

     Facility Agreement between HTIC, Mandarin and SUNDAY dated May 13, 2004 for the provision of long term financing in connection with the 3G mobile communications network.

10.D EXCHANGE CONTROLS AND OTHER LIMITATIONS

     The laws of the Cayman Islands where the Company is incorporated and those of Hong Kong where the Company operates its businesses and the Memorandum and Articles of Association of the Company do not impose exchange control or restrictions on the remittance of dividends or other payments to nonresident holders of the ordinary shares and American depositary shares.

     For a discussion on exchange rate information relating to Hong Kong dollars, see “Item 3. Key Information — Selected Financial Data — Exchange Rate Information” in this Annual Report.

10.E TAXATION

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

United States Federal Income Taxation

     The following is a discussion under present law of the material United States federal income tax consequences of the purchase, ownership and disposition of ADSs or ordinary shares by a U.S. Holder (as defined below). The discussion deals only with ADSs or ordinary shares held by a U.S. Holder as capital assets as defined in the Internal Revenue Code of 1986, as amended, and does not address all of the tax consequences that may be relevant to prospective purchasers of ADSs or ordinary shares in light of their particular circumstances or to persons subject to special tax rules, such as insurance companies, financial institutions, dealers in securities or foreign currencies, tax-exempt investors, foreign persons, persons holding ADSs or ordinary shares as a position in a “straddle”, as a part of a short-sale, or as part of a hedging or conversion transaction, persons owning, directly, indirectly or constructively, 10% or more of our voting stock or persons whose functional currency is not the United States dollar. Prospective purchasers of ADSs or ordinary shares should consult with their tax advisors regarding the application of the United States federal income tax laws to their particular situations as well as to any additional tax consequences of purchasing, holding or disposing of ADSs or ordinary shares, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction.

     For purposes of this summary, a “U.S. Holder” is any beneficial owner of ADSs or ordinary shares that is:

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

     In general, for United States federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the ordinary shares represented by the ADSs. Accordingly, no gain or loss will be recognized upon the exchange of ADSs for the holder’s proportionate interest in the ordinary shares represented by such ADSs. A U.S. Holder’s tax basis in the withdrawn shares will be the same as its tax basis in the ADSs surrendered therefor, and the holding period in the withdrawn shares will include the period during which the holder held the ADSs.

Distributions on ADSs or Ordinary Shares

     Subject to a holder’s satisfaction of certain holding period requirements, dividends included in income by a noncorporate U.S. Holder for taxable years ending after December 31, 2002 and before January 1, 2009 are subject to tax at a maximum rate of 15% if the dividends are paid by a domestic corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or ADSs) are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty, provided that the corporation is not a passive foreign investment company, foreign person holding company or foreign investment company. We believe that we should be treated as a qualified foreign corporation with respect to dividend payments to our ADSs holders and, therefore, dividends paid to an individual U.S. Holder of ADSs should be taxed at a maximum rate of 15%. However, you should be aware that the requirements to be treated as a qualified foreign corporation are not entirely clear and further guidance from the Internal Revenue Service may be forthcoming that could affect this conclusion. U.S. Holders of ordinary shares directly, rather than through ADSs, should consult their own tax advisor about whether the 15% maximum rate applies to dividends they receive.

     To the extent that the amount of any distribution on ADSs or ordinary shares exceeds our current and accumulated earnings and profits, as determined for United States federal income tax purposes, a U.S. Holder’s pro rata share of such excess amount would be treated:

•	as a non-taxable return of capital that would be applied against and would reduce the U.S. Holder’s tax basis in its ADSs or ordinary shares until this basis is equal to zero; and

•	to the extent excess distributions remain, as capital gain.

     Subject to certain conditions and limitations, including certain minimum holding period requirements, the United States dollar value of the foreign income taxes, if any, withheld from a distribution to a U.S. Holder on ADSs or ordinary shares may be claimed as a credit against the U.S. Holder’s United States federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of foreign income taxes withheld in a taxable year, but only if such U.S. Holder does not elect to claim a foreign tax credit in respect of any foreign taxes paid by it in the taxable year. Dividends on ADSs or ordinary shares generally will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for United States foreign tax credit purposes.

     A U.S. Holder will be entitled to a foreign tax credit for withholding taxes that are imposed, subject to generally applicable limitations and restrictions. In the case of U.S. individuals for whom the reduced rate of U.S. tax on dividends applies, limitations and restrictions on claiming foreign tax credits will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

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

     A corporate U.S. Holder will not be entitled to a dividends received deduction with respect to distributions on ADSs or ordinary shares.

Sale, Exchange of Other Disposition

     A U.S. Holder generally will recognize gain or loss upon a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the United States dollar value of the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares, as applicable. Subject to the passive foreign investment company discussion below, such gain or loss will generally be capital gain or loss and, in the case of certain non-corporate U.S. Holders, may be subject to United States federal income tax at a preferential rate where the U.S. Holder’s holding period exceeds one year. With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the long-term capital gain rate for an individual U.S. Holder is 20%. Any gain or loss recognized by a U.S. Holder on a sale or other taxable disposition of ADSs or ordinary shares will generally be treated as United States source gain or loss for foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses in respect of ADSs or ordinary shares is subject to limitations.

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

     If we were a passive foreign investment company for any taxable year, a U.S. Holder that held ADSs or ordinary shares in that taxable year would generally be subject to special rules with respect to certain distributions made by us on the ADSs or ordinary shares and with respect to gains from dispositions of ADSs or ordinary shares. In general, such a U.S. Holder would be required to allocate such distributions or gains, as the case may be, ratably over its holding period for such ADSs or ordinary shares. That portion of any such distributions or gains allocated to a prior taxable year, other than a year prior to the first year in which we were a passive foreign investment company, would effectively be taxed at the highest United States federal income tax rate in effect for such year with respect to ordinary income. In addition, the U.S. Holder would be subject to an interest charge on the resulting tax liability determined as if such tax liability had been due with respect to the particular taxable year. The portion, if any, of such distributions or gains not so allocated to a prior taxable year of the U.S. Holder in which we were a passive foreign investment company would be included in the U.S. Holder’s income for the taxable year of the particular distribution or disposition and taxed as ordinary income.

     The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. Holder is eligible for and timely makes either a valid “qualifying electing fund” election, in which case the U.S. Holder generally would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains, or a valid “mark-to-market” election. We do not currently intend to complete the actions necessary for U.S. Holders to make a qualifying electing fund election in the event that we were to be considered a passive foreign investment company for any taxable year. If a mark-to-market election is made, the U.S. Holder will include in ordinary income each year the excess, if any, of the fair market value over the adjusted tax basis of its ADSs or ordinary shares. The U.S. Holder also will be allowed an ordinary loss each year of the excess, if any, of the adjusted tax basis over the fair market value of its ADSs or ordinary shares, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. The U.S. Holder’s tax basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. Assuming the ordinary shares are regularly traded on a qualified exchange or other market for purposes of the passive foreign investment company rules, the mark-to-market election would be available with respect to the ADSs and the ordinary shares. Prospective purchasers are urged to consult their tax advisors regarding the consequences of an investment in a passive foreign investment company.

Backup Withholding and Information Reporting

     “Backup” withholding and information reporting requirements may apply to payments made within the United States of dividends on ADSs or ordinary shares and to certain payments of proceeds of a sale or redemption of ADSs or ordinary shares paid to a U.S. Holder. We, our agent, a broker or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a rate of 28% of such payment if the U.S. Holder fails to furnish the U.S. Holder’s taxpayer identification number, to certify that such U.S. Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders, including, among others, corporations, are not subject to the backup withholding and information reporting requirements. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder may generally be claimed as a credit against such U.S. Holder’s United States federal income tax liability provided that the required information is furnished to the United States Internal Revenue Service.

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

Tax on Dividends

     Under the Hong Kong Inland Revenue Ordinance, no tax is payable in Hong Kong by withholding or otherwise in respect of dividends paid by us.

Profits Tax

     No tax is imposed in Hong Kong in respect of gains from the sale of property, including shares and ADSs, unless all the following three factors are present:

(i)	such gain is derived from or arises in Hong Kong;

(ii)	such gain is attributable to a trade, profession or business carried on in Hong Kong; and

(iii)	the property in question such as shares and ADSs is not a capital asset of that trade, profession or business.

     Taxable gains will be subject to Hong Kong profits tax which is currently imposed on corporations at a rate of 17.5% and on individuals or unincorporated business at a rate of 15.5%.

     Gains from sales of shares listed on the Stock Exchange of Hong Kong will be considered to be derived from or to arise in Hong Kong. Liability to Hong Kong profits tax in respect of such gains would arise if the shares were not held as capital assets and the gains are attributable to a business, trade or profession carried out in Hong Kong.

     Gains from sales of ADSs will be considered to be derived from or to arise in Hong Kong if the relevant purchase or sales contracts are negotiated and concluded in Hong Kong, and such gains will be subject to Hong Kong profits tax in the case of those persons dealing or trading in the ADSs as part of their business being carried out in Hong Kong.

Stamp Duty

     A sale or purchase of shares is subject to Hong Kong stamp duty if the transfer of such shares is required to be registered in Hong Kong. The ordinary shares will be registered in our Hong Kong branch register of members and, therefore, will constitute “Hong Kong stock” for the purposes of Hong Kong stamp duty. For such purposes any person who effects a sale or purchase of Hong Kong stock such as the ordinary shares registered on our Hong Kong register of members, whether as principal or agent, is required to execute a contract note evidencing such sale or purchase and to have that note stamped. Contract notes attract stamp duty, payable by the seller and the purchaser in equal shares, at the aggregate rate of HK$2.00 per HK$1,000 by reference to the value of the consideration paid or the market value of the shares on the Stock Exchange of Hong Kong, whichever is greater, on the date the contract note is executed. If, in the case of a sale or purchase of the shares by a person who is not resident in Hong Kong, the stamp duty on either or both of the contract notes is not paid, the transferee will be liable to pay stamp duty on the instrument of transfer in an amount equal to the unpaid duty. If the stamp duty is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed. In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of shares.

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

10.F DIVIDENDS AND PAYING AGENTS

     Not applicable.

10.G STATEMENT BY EXPERTS

     Not applicable.

10.H DOCUMENTS ON DISPLAY

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we will file reports and other information with the U.S. SEC. You may inspect and copy the reports and other information we file at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Commission located in Chicago and New York. You may also obtain copies of such material by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Our annual reports and some of the other information submitted by us to the Commission may be accessed through this web site.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     Our market risk is related to changes in foreign exchange rates and interest rates.

     The foreign exchange risk results primarily from movements of the Hong Kong dollar against the U.S. dollar. Our revenues are generated in Hong Kong dollars while a significant proportion of all our network equipment costs are denominated in U.S. dollars. As of December 31, 2003, substantially all the assets and liabilities are denominated in Hong Kong dollars; except for the outstanding vendor loan of US$62 million, which had been repaid in January 2004. We have not experienced significant foreign exchange movements primarily because the Hong Kong dollar has remained stable against the U.S. dollar, which is officially linked at HK$7.80 = US$1.00 by the Hong Kong government. We will continue to monitor our foreign exchange exposure and market conditions and determine if any hedging is required.

     Substantially all of our outstanding debts bore interest at floating rates based on the Hong Kong interbank offer rate, or HIBOR, and the London interbank offer rate, or LIBOR, in 2003 and were subject to interest rate exposure resulting from changes in interest rates in the Hong Kong dollar and the U.S. dollar markets. Depending on the outlook on interest rates, we may hedge our interest rate-related transactions to manage such exposure.

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

	As of December 31, 2003
	2004	2005	Total	Fair Value
	HK$	HK$	HK$	HK$
	(in thousands)
Liabilities:
Long-term debt
Variable rate (US$)	481,368	Not applicable	481,368	481,368
Average interest rate	LIBOR+5.5%
Variable rate (HK$)	240,000	Not applicable	240,000	240,000
Average interest rate	HIBOR+5.5%

     The outstanding principal and accrued interest of the UOB facility and the Nortel facility had been fully repaid in January 2004 through our operating cash flow and the New Loan Facility of HK$500 million extended by HTIC. The New Loan Facility was unsecured and was repayable in five progressively increasing semi-annual instalments after drawdown and carries a floating interest rate tied to HIBOR. The New Loan Facility would be replaced by the general facility of the Facility Agreement. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Certain Indebtedness — Loan Facilities” for details.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

Item 15. CONTROLS AND PROCEDURES

     Our Group Managing Director and our Group Director — Finance have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended) as of December 31, 2003. Based on the evaluation, they have concluded that these disclosure controls and procedures and internal control over financial reporting are effective. There were no significant changes in our internal control over financial reporting (as defined in Rules 13a — 15(f) and 15d — 15(f) of the United States Securities Exchange Act of 1934 as amended) that occurred during the fiscal year ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Mr. John William Crawford, being a former vice chairman of Ernst & Young Hong Kong and the chairman of the audit division of Ernst & Young Hong Kong, has appropriate professional qualifications and is sufficiently experienced and skilled in the area of financial management, application of accounting principles and internal control procedures to qualify as a financial expert as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

Item 16B CODE OF ETHICS

Code of Ethics

     In September 2003, we adopted a Code of Ethics that applies to our principal executive officer and senior financial officers. The code emphasizes the role of the principal executive officer and senior financial officers in the conduct and practice of financial management and lays down the key principles that they shall follow and advocate, which include:

•	honest and ethical conduct;

•	full, fair, accurate, timely and understandable disclosure;

•	compliance with governmental laws and regulations and applicable stock exchange rules and regulations;

•	prompt internal reporting; and

•	accountability for adherence to the code.

     Our Code of Ethics has been posted on the Company’s web site.

Related Party Transaction Policy

     We have formulated a policy on the review and approval of the related party transactions since March 2003. Related party transactions are periodically reviewed and approved by the Audit Committee. Significant related party transactions undertaken by us during the year are set out in note 21 to our audited consolidated financial statements. All such related party transactions were undertaken in our ordinary course of business, on normal commercial terms, and complied with this policy.

Whistleblower Policy

     In September 2003, a Whistleblower Policy was established to facilitate the reporting of improper activities relating to fraud against shareholders, or questionable accounting, internal accounting controls or auditing matters. Any whistleblower complaints can be reported to the head of the Internal Audit function or the Audit Committee Chairman on a confidential and anonymous basis via the means set out in the policy. The Audit Committee will investigate each matter so reported and take corrective and disciplinary actions, if appropriate.

Securities Dealing Code

     In March 2004, we revised our existing Securities Dealing Code to align with the amendments of the Model Code for Securities Transactions by Directors of Listed Issuers of The Stock Exchange of Hong Kong Limited. The revised code sets out the principles applying to dealings in our shares and other securities. It applies to all directors and to all employees to whom the code is given and who are informed that they are subject to its provisions. The directors and all the relevant employees must comply strictly with the terms of the code. Any breach of the code will be regarded as a very serious disciplinary matter.

Item 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The fees for the professional services rendered by our auditors, PricewaterhouseCoopers, in 2002 and 2003 are depicted in the table below.

	Fees for 2002	Fees for 2003
	(HK$)	(HK$)
	(in thousands)
Audit services(1)	1,146	1,100
Audit-related services(2)	136	251
Tax services(3)	73	128
Other permitted services(4)	—	70

Total	1,355	1,549

(1)	Audit fees for the years ended December 31, 2002 and 2003 were for professional services rendered for the audits of our audited consolidated financial statements, statutory audits and assistance with review of documents filed with the Stock Exchange of Hong Kong and the U.S. SEC.

(2)	Audit-related fees for the years ended December 31, 2002 and 2003 were for professional services rendered for employee benefit plans audit and issuance of certifications required by the OFTA. Audit-related fees for the year ended December 31, 2003 also included revenue sharing review required by one of our vendors and a system audit required by the OFTA.

(3)	Tax fees for the years ended December 31, 2002 and 2003 were for services related to the preparation of Hong Kong income tax returns. Tax fees for the year ended December 31, 2003 also included advisory services related to queries raised by the Inland Revenue Department of Hong Kong.

(4)	Fees for other permitted services for the year ended December 31, 2003 were related to customer-related systems consultation services. No other fee was billed by PricewaterhouseCoopers for such services for the year ended December 31, 2002.

     The engagement of PricewaterhouseCoopers and the services provided pursuant to such engagement were approved by our audit committee in accordance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X. The fees for all such services have been pre-approved by our audit committee.

     Our audit committee has satisfied itself that the provision of the above-stated non-audit services has not impaired the independence of PricewaterhouseCoopers.

Item 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     None.

Item 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     None.

PART III

Item 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this item.

Item 18. FINANCIAL STATEMENTS

     See pages F-1 through F-46 incorporated herein by reference.

Item 19. EXHIBITS

1.1***	Memorandum and Articles of Association of the Registrant (as amended).
1.2*	Certificate of Incorporation of the Registrant.
2.1*	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary bank, and holders and beneficial holders of the American depositary shares.
2.2*	Form of American depositary receipt evidencing American depositary shares.
2.3*	Specimen certificate of the Ordinary Shares.
4.1*	Rules of the Share Option Scheme adopted on March 1, 2000.
4.2*	Non-Competition Agreement dated as of March 3, 2000 between Distacom Communications Limited and the Registrant.
4.3**	Rules of the Share Option Scheme, adopted on May 22, 2002.
4.4**	Mobile Carrier License dated as of October 22, 2001 issued by the Telecommunications Authority to SUNDAY 3G (Hong Kong) Limited.
4.5***†
Turn Key Contract for the Supply and Installation of a Mobile Communications Network and Associated Services between Huawei Tech. Investment Co., Limited and Mandarin Communications Limited dated as of May 13, 2004.

4.6***†
Facility Agreement dated as of May 13, 2004 among Mandarin Communications Limited as Borrower, SUNDAY Communications Limited as Guarantor and Huawei Tech. Investment Co., Limited as the Original Lender.

4.7***†	Subcontract Agreement dated as of May 13, 2004 among Huawei Tech. Investment Co., Limited as Contractor and Mandarin Communications Limited as Subcontractor.
6.1***	Computation of Earnings Per Share: See Selected Financial Data table in “Item 3. Key Information.”
8.1***	Subsidiaries of the Registrant.
12.1***	Certification of Group Managing Director.
12.2***	Certification of Group Director — Finance.
13.1***	Certification of Group Managing Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2***	Certification of Group Director — Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to the registrant’s Registration Statement on Form F-1, filed on March 9, 2000 (Registration No. 333-11470).

**	Incorporated by reference to the registrant’s Form 20-F for the year ended December 31, 2001.

***	Filed herewith.

† Portions of the exhibit have been omitted pursuant to application for confidential treatment, which has been filed separately with the Commission.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUNDAY Communications Limited
	By:	/s/ WILLIAM BRUCE HICKS
		Name:	William Bruce Hicks
June 30, 2004		Title:	Group Managing Director Date:

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
SUNDAY COMMUNICATIONS LIMITED

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profits and losses, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the consolidated financial position of SUNDAY Communications Limited (the “Company”) and its subsidiaries (hereafter collectively referred to as the “Group”) at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 1, 2004
Except for Note 26(b), as of which the date was May 13, 2004

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFITS AND LOSSES
(Amounts in thousands except per share data)

		Year ended December 31,
		2001	2002	2003	2003
	Note	HK$	HK$	HK$	US$
Revenues from
Mobile services		1,165,399	1,217,677	1,149,875	148,104
Sales of mobile phones and accessories		242,901	115,291	109,471	14,100
Other services		14,093	9,722	695	89

Total operating revenues	23	1,422,393	1,342,690	1,260,041	162,293
Cost of services	3	(224,262)	(221,071)	(196,754)	(25,342)
Cost of sales of mobile phones and accessories		(244,981)	(113,414)	(133,315)	(17,171)

Gross profit		953,150	1,008,205	929,972	119,780
Other revenues		2,602	1,917	4,550	586
Operating expenses
Network costs		(301,668)	(303,577)	(270,070)	(34,785)
Depreciation	11	(265,102)	(256,393)	(233,293)	(30,048)
Rent and related costs		(58,502)	(61,074)	(46,284)	(5,961)
Salaries and related costs	4	(233,202)	(243,890)	(152,020)	(19,580)
Advertising, promotion and other selling costs		(180,363)	(127,798)	(105,976)	(13,650)
Other operating costs		(80,125)	(60,078)	(45,020)	(5,799)

(Loss)/Profit from operations	23	(163,210)	(42,688)	81,859	10,543
Interest income		21,592	3,553	2,526	325
Finance costs	4	(70,130)	(59,520)	(52,787)	(6,798)
Share of losses from joint ventures		—	(18,609)	(4,426)	(570)

Net (loss)/profit	4	(211,748)	(117,264)	27,172	3,500

Basic and diluted (loss)/earnings per share (in cents)	6	(7.1)	(3.9)	0.9	0.1

Shares outstanding for basic and diluted loss/earnings per share (thousands)	6	2,990,000	2,990,000	2,990,000	2,990,000

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

		December 31,
		2002	2003	2003
	Note	HK$	HK$	US$
ASSETS
Current assets
Cash and cash equivalents	20	49,577	102,413	13,191
Restricted cash deposits	7	156,939	209,643	27,002
Trade receivables, net of provision for doubtful debts	8	87,409	81,069	10,442
Prepayment of 3G License fees	13	50,000	50,000	6,440
Inventories	9	9,995	11,621	1,496
Deposits, prepayments and other receivables	10	96,355	82,677	10,649

Total current assets		450,275	537,423	69,220
Non-current assets
Fixed assets, net of accumulated depreciation	11	1,213,897	1,101,899	141,924
Investment in a joint venture	12	3,322	—	—
Prepayment of 3G License fees	13	141,667	91,667	11,807
Restricted cash deposits	7	1,682	1,699	219

Total assets		1,810,843	1,732,688	223,170

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables		56,348	71,600	9,222
Other payables and accrued charges	14	171,313	152,791	19,679
Subscriptions received in advance		123,469	87,567	11,279
Current portion of obligations under finance leases	15	138	—	—
Current portion of bank and vendor loans	16	238,491	296,368	38,172

Total current liabilities		589,759	608,326	78,352
Long-term liabilities
Subscriptions received in advance		3,527	1,458	188
Bank loans	16	240,000	—	—
Vendor loans	16	306,825	425,000	54,740

Total liabilities		1,140,111	1,034,784	133,280

Commitments and contingencies	17
Shareholders’ equity
Share capital	18	299,000	299,000	38,511
Reserve arising from the Reorganization	18	1,254,000	1,254,000	161,515
Share premium	18	2,124,424	2,124,424	273,625
Accumulated losses		(3,006,692)	(2,979,520)	(383,761)

Total shareholders’ equity		670,732	697,904	89,890

Total liabilities and shareholders’ equity		1,810,843	1,732,688	223,170

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands)

		Reserve
		arising			Total
	Share	from the	Share	Accumulated	shareholders’
	capital	reorganization	premium	losses	equity
	HK$	HK$	HK$	HK$	HK$
As of January 1, 2001	299,000	1,254,000	2,124,424	(2,677,680)	999,744
Net loss for the year	—	—	—	(211,748)	(211,748)

As of December 31, 2001	299,000	1,254,000	2,124,424	(2,889,428)	787,996

As of January 1, 2002	299,000	1,254,000	2,124,424	(2,889,428)	787,996
Net loss for the year	—	—	—	(117,264)	(117,264)

As of December 31, 2002	299,000	1,254,000	2,124,424	(3,006,692)	670,732

As of January 1, 2003	299,000	1,254,000	2,124,424	(3,006,692)	670,732
Net profit for the year	—	—	—	27,172	27,172

As of December 31, 2003	299,000	1,254,000	2,124,424	(2,979,520)	697,904

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended December 31,
	2001	2002	2003	2003
	HK$	HK$	HK$	US$
Net cash (used in)/provided by operating activities (note a)	(88,355)	129,343	241,914	31,158

Investing activities
Advances to joint ventures	(4,940)	(16,991)	(1,104)	(142)
Payment of 3G License fee	(250,000)	—	—	—
Payment of 3G License related expenses	(821)	—	—	—
Purchases of fixed assets	(146,664)	(68,995)	(73,409)	(9,455)
Proceeds from disposals of fixed assets	504	42	66	8
Increase in restricted cash deposits	(39,066)	(23,530)	(52,721)	(6,790)

Net cash used in investing activities	(440,987)	(109,474)	(127,168)	(16,379)

Financing activities (note b)
Repayment of long-term bank loans	(24,000)	(156,000)	(180,000)	(23,184)
Repayment of long-term vendor loans	(19,543)	(39,000)	(134,550)	(17,330)
Increase in long-term vendor loans	—	179,400	252,778	32,558
Capital element of finance lease payments	(5,927)	(2,020)	(138)	(18)

Net cash used in financing activities	(49,470)	(17,620)	(61,910)	(7,974)

(Decrease)/Increase in cash and cash equivalents	(578,812)	2,249	52,836	6,805
Cash and cash equivalents at the beginning of the year	626,140	47,328	49,577	6,386

Cash and cash equivalents at the end of the year	47,328	49,577	102,413	13,191

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands)

(a)	Reconciliation of loss from operations to net cash (used in)/provided by operating activities:

	Year ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
(Loss)/Profit from operations	(163,210)	(42,688)	81,859
Depreciation	265,102	256,393	233,293
Loss on disposals of fixed assets	1,126	377	414

Operating profit before working capital changes	103,018	214,082	315,566
(Increase)/decrease in inventories	(4,373)	10,453	(1,626)
Decrease in trade receivables, deposits, prepayments and other receivables	1,228	666	20,877
(Decrease)/Increase in trade payables, other payables and accrued charges	(75,538)	(13,852)	1,835
Decrease in subscriptions received in advance	(63,758)	(26,329)	(37,971)

Cash (used in)/provided by operations	(39,423)	185,020	298,681
Interest received	25,488	3,422	2,791
Interest paid	(72,990)	(58,307)	(56,892)
Interest element of finance lease payments	(413)	(129)	(17)
Other incidental borrowing costs paid	(1,017)	(663)	(2,649)

Net cash (used in)/provided by operating activities	(88,355)	129,343	241,914

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands)

(b)	Analysis of changes in financing during the years:

				Obligations
	Share	Share	Long-term	under finance
	capital	premium	loans	leases
	HK$	HK$	HK$	HK$
As of January 1, 2001	299,000	2,124,424	794,998	8,085
Net cash used in financing	—	—	(43,543)	(5,927)

As of December 31, 2001	299,000	2,124,424	751,455	2,158

As of January 1, 2002	299,000	2,124,424	751,455	2,158
Net cash used in financing	—	—	(15,600)	(2,020)
Purchases of fixed assets by directly assuming long-term loans	—	—	49,461	—

As of December 31, 2002	299,000	2,124,424	785,316	138

As of January 1, 2003	299,000	2,124,424	785,316	138
Net cash used in financing	—	—	(61,772)	(138)
Exchange differences	—	—	(2,176)	—

As of December 31, 2003	299,000	2,124,424	721,368	—

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands)

(c)	Supplemental cash flow information:

	Year ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
Non-cash transactions
Purchases of fixed assets by directly assuming long-term vendor loans	—	49,461	—

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Description of business and basis of presentation

(a)	Description of business

SUNDAY Communications Limited (the “Company”) and its wholly-owned subsidiaries are engaged in the provision of mobile and other services in Hong Kong. The Company and its subsidiaries (together the “Group”) commenced its operations in November 1996 and commercial operations on September 21, 1997.

(b)	Basis of presentation

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

The consolidated financial statements do not represent the Hong Kong statutory financial statements of the Group as certain reclassifications and changes in presentation have been made to the financial statements in order to conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States of America.

Unless indicated otherwise, all amounts are expressed in Hong Kong Dollars.

2	Principal accounting policies

The principal accounting policies adopted in the preparation of the consolidated financial statements are as follows:

(a)	Group accounting

(i)	Consolidation

The consolidated financial statements of the Group incorporate the financial statements of the Company and its subsidiaries made up to 31st December. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors. The results of subsidiaries acquired or disposed of during the year are included in the statement of losses from the effective date of acquisition or up to the effective date of disposal as appropriate.

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

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Advertising and promotion costs

Advertising and promotion costs are charged to the statement of profits and losses as incurred.

(e)	Warranty costs

The Group is provided with warranty from certain manufacturers in respect of such manufacturers’ defects of mobile phones and accessories. The Group provides warranty to customers upon sales of such mobile phones and accessories with similar terms and conditions to the warranty offered by the manufacturers. Provision is made for warranty costs not recoverable from the manufacturers.

(f)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset.

All other borrowing costs are charged to the statement of profits and losses in the year in which they are incurred.

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

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising from depreciation on fixed assets, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(i)	Assets under leases

(i)	Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. At the inception of a finance lease, the fair value of the asset is recorded together with the obligation, excluding the interest element, to pay future rentals.

Payments to the lessor are treated as consisting of capital and interest elements. Finance charges are charged to the profit and loss account in proportion to the capital balances outstanding.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or lease periods.

(ii)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on a straight line basis over the lease terms.

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

The cost of the network equipment comprises (i) the purchase cost of network assets and equipment and direct expenses in respect of the development of the network; and (ii) the minimum annual fees payable prior to the launch of 3G commercial services, and are depreciated over the remaining 3G License period or their estimated useful lives.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the statement of losses. Improvements are capitalized and depreciated over their expected useful lives to the Group.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the fixed assets are estimated and where relevant, an impairment loss is recognized to reduce the fixed assets to the recoverable amount. Such impairment losses are recognized in the profit and loss account.

(ii)	The gain or loss on disposal of a fixed asset is the difference between the net sale proceeds and the carrying amount of the relevant asset, and is recognized in the statement of profits and losses.

(iii)	Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. At the inception of a finance lease, the fair value of the asset is recorded together with the obligation, excluding the interest element, to pay future rentals.

Payments to the lessor are treated as consisting of capital and interest elements. Finance charges are charged to the statement of profits and losses in proportion to the capital balances outstanding.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(k)	Long-lived assets

Long-lived assets are comprised of intangible assets and fixed assets. Under HK GAAP, at each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that long-lived assets are impaired. If any such indication exists, the recoverable amount of the long-lived assets is estimated and where relevant, an impairment loss is recognized to reduce the long-lived asset to its recoverable amount. Such impairment losses are recognized in the statement of profits and losses. In determining the recoverable amount, expected future cash flows generated by the long-lived assets are discounted to their present values.

Under US GAAP, long-lived assets, including certain identifiable intangible assets related to those assets to be held and used, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized for the difference between the quoted market price in active markets, if available, and carrying value of the asset. If quoted market prices are not available, the estimated fair value is based on various valuation techniques, including a discounted value of estimated future cash flows and fundamental analysis. No such impairment losses were required for the years ended December 31, 2001, 2002 and 2003.

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

Transactions in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounts by translating foreign currencies into Hong Kong dollars at rates of exchange ruling at the balance sheet date. All exchange differences arising are included in the statement of profits and losses.

The balance sheet of subsidiaries and joint venture expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the statement of profits and losses is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

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

The Group participates in a volatile industry with a concentration of customers in one geographic area that are characterized by industry-wide competition for market share resulting in aggressive pricing practices, continually changing customers demand patterns, growing competition and rapid technological development. The Group’s operating results could be adversely affected should the Group be unable to anticipate customer demand accurately, to maintain short design cycles while meeting evolving industry performance standards, to manage its product or services transitions and inventory levels, to distribute its products and services quickly in response to customer demand, to differentiate its products and services from those of its competitors, or to compete successfully in the market for its new products and services.

(s)	Convenience translations

The consolidated statements of profits and losses, and of cash flows for the year ended December 31, 2003 and the consolidated balance sheet as of December 31, 2003 contain certain translations of Hong Kong dollars at the rate of HK$7.764 to U.S. dollars. Such translations should not be construed as representations that the Hong Kong dollar amounts represent or have been or could have been converted into U.S. dollars at that or any other rate.

3	Cost of services

Cost of services represents interconnection charges, cost of out-bound roaming services, provision for doubtful debts, billing materials charges, bill collection charges, cost of prepaid cards and revenue sharing expenses.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4	Net (loss)/profit

	Year ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
	(Amounts in thousands)
Net (loss)/profit is stated after charging:
Advertising and promotion costs	43,727	41,551	41,396
Auditors’ remuneration
— charge for the year	1,153	1,128	1,100
— under-provision in prior year	—	35	—
Cost of inventories sold	244,981	113,414	133,315
Loss on disposal of fixed assets	1,126	377	414
Provision for doubtful debts	19,579	31,016	30,228
Depreciation of owned fixed assets	258,641	253,668	233,055
Depreciation of fixed assets under finance leases	6,461	2,725	238
Operating lease charges on land and buildings, including transmission sites	209,370	220,207	195,945
Operating lease charges on leased lines	94,777	87,130	73,283
Net exchange losses	—	313	—

Salaries and related costs comprise:
Salaries, bonuses and allowances	223,330	212,338	145,348
Retirement scheme contributions	9,872	6,653	5,362
Termination benefits	—	24,899	1,310

	233,202	243,890	152,020

Finance costs comprise:
Interest on bank loans	52,160	37,923	24,718
Interest on vendor loans	16,540	20,816	27,579
Interest element of finance lease payments	413	129	17
Other incidental borrowing costs	1,017	652	473

	70,130	59,520	52,787

After crediting:
Net exchange gains	42	—	614

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5	Taxation

The Group is subject to tax on an entity basis on income arising in or derived from Hong Kong. The rate of taxation of the companies within the Group operating in Hong Kong for the years ended December 31, 2001, 2002 is 16% and 2003 is 17.5%. No provision for Hong Kong and overseas profits tax has been made during the years ended December 31, 2001 and 2002, presented as the Group has no assessable profit for each of the two years. No provision for Hong Kong and overseas profits tax has been made during the year ended December 31, 2003 presented as the Group has sufficient tax losses brought forward to set off against the assessable profit for the year.

The Group has not recorded a deferred tax in its consolidated statements of profits and losses for the years ended December 31, 2001, 2002 and 2003 in respect of tax losses due to the uncertainty that the resultant deferred tax asset will be recovered in the foreseeable future. The differences between the effective tax rate of 0% and the Hong Kong tax rate of 17.5% (2001 & 2002: 16%) were primarily due to valuation allowances for deferred tax assets in respect of tax loss carryforwards, the effect of non-deductible expenses and other temporary differences.

The income tax credit and charge attributable to the loss and profit for each of the years ended December 31, 2001, 2002 and 2003 differed from the amounts computed by applying the Hong Kong statutory rate to the pre-tax loss as a result of the following differences:

	Year ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
	(Amounts in thousands)
Hong Kong statutory tax rate:	16%	16%	17.5%

Income tax (credit)/charge at the Hong Kong statutory tax rate	(33,880)	(18,762)	4,755
Effect of temporary differences	(2,250)	21,758	22,224
Effect of non-deductible expenses	1,534	8,295	3,713
Effect of non-taxable income	(2,631)	(431)	(303)
Effect of utilization of previously unrecognized tax loss	37,227	(10,860)	(30,389)

Provision for income taxes	—	—	—

The potential deferred tax assets/(liabilities) not provided for as of December 31, 2002 and 2003 amounted to:

	December 31,
	2002	2003
	HK$	HK$
	(Amounts in thousands)
Accelerated depreciation allowances	(102,991)	(90,410)
Tax losses	476,859	491,024

	373,868	400,614

Deferred income tax assets are recognized for tax loss carryforwards to the extent that realization of the related tax benefit through the future taxable profits is probable. The Group has net unrecognized tax losses of HK$3,382,281,000 (2002: HK$3,555,929,000) to carry forward against future taxable income. This tax loss has no expiry date.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6	Earnings/(Loss) per share

Basic loss per share for the years ended December 31, 2001, 2002 and basic earnings per share for the year ended December, 31, 2003 has been calculated based on the weighted average number of 2,990,000,000 shares in issue during the year.

There is no dilutive effect upon exercise of the share options on the loss per share for the years ended December 31, 2001, 2002 and the earnings per share for the year ended December 31, 2003.

7	Restricted cash deposits

As of December 31, 2003, a bank deposit of HK$1,699,000 (2002: HK$1,682,000) has been pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. The guarantee will expire in March 2007.

As of December 31, 2003, another bank deposit of HK$209,643,000 (2002: HK$156,939,000) was restricted to settle the bank loans, vendor loans and the relevant interest repayable within six months.

8	Trade receivables, net

	December 31,
	2002	2003
	HK$	HK$
	(Amounts in thousands)
Trade receivables	95,251	88,581
Less: Provision for doubtful debts	(7,842)	(7,512)

	87,409	81,069

Changes in the provision for doubtful debts consist of:

	Year ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
	(Amounts in thousands)
Balance at the beginning of the year	4,747	5,266	7,842
Additions charged to expense	19,791	30,883	30,228
Write-off	(19,060)	(28,307)	(30,558)
Write back of provision	(212)	—	—

Balance at the end of the year	5,266	7,842	7,512

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9	Inventories

	December 31,
	2002	2003
	HK$	HK$
	(Amounts in thousands)
Mobile phones and accessories
Cost	13,155	15,940
Less: Provision	(3,160)	(4,319)

	9,995	11,621

As of December 31, 2003, the carrying amount of inventories that were stated at net realizable value amounted to HK$8,281,000 (2002: HK$3,129,000).

All inventories were pledged as security for the bank loan and vendor loan facilities of the Group.

10	Deposits, prepayments and other receivables

	December 31,
	2002	2003
	HK$	HK$
	(Amounts in thousands)
Rental deposits for transmission sites	33,790	30,778
Deposits for acquisition of fixed assets	5,848	6,971
Other deposits	20,303	16,776
Prepayments	27,687	21,002
Others	8,727	7,150

	96,355	82,677

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11	Fixed assets, net of accumulated depreciation

		Furniture
	Network	and	Office	Computer	Motor	Leasehold
	equipment	fixtures	equipment	equipment	vehicles	improvements	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(Amounts in thousands)
Cost
As of January 1, 2002	1,709,322	7,411	12,418	219,754	2,871	303,709	2,255,485
Additions	125,827	883	6,389	4,378	585	30,014	168,076
Disposals	(13)	(845)	(859)	(2,392)	(376)	(9,459)	(13,944)

As of December 31, 2002	1,835,136	7,449	17,948	221,740	3,080	324,264	2,409,617

As of January 1, 2003	1,835,136	7,449	17,948	221,740	3,080	324,264	2,409,617
Additions	105,581	181	691	3,022	4	12,296	121,775
Disposals	(39)	(981)	(609)	(1,828)	(647)	(16,594)	(20,698)
Reclassifications	—	—	(58)	58	—	—	—

As of December 31, 2003	1,940,678	6,649	17,972	222,992	2,437	319,966	2,510,694

Accumulated depreciation
As of January 1, 2002	547,091	4,558	8,032	152,812	2,209	238,150	952,852
Charge for the year	180,433	1,256	2,830	36,702	354	34,818	256,393
Disposals	(11)	(660)	(733)	(2,363)	(351)	(9,407)	(13,525)

As of December 31, 2002	727,513	5,154	10,129	187,151	2,212	263,561	1,195,720

As of January 1, 2003	727,513	5,154	10,129	187,151	2,212	263,561	1,195,720
Charge for the year	185,419	940	2,440	14,878	228	29,388	233,293
Disposals	(26)	(894)	(574)	(1,824)	(530)	(16,370)	(20,218)
Reclassifications	—	—	(7)	7	—	—	—

As of December 31, 2003	912,906	5,200	11,988	200,212	1,910	276,579	1,408,795

Net book value
As of December 31, 2002	1,107,623	2,295	7,819	34,589	868	60,703	1,213,897

As of December 31, 2003	1,027,772	1,449	5,984	22,780	527	43,387	1,101,899

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11	Fixed assets, net of accumulated depreciation — (Continued)

Certain network equipment and computer equipment are held under finance leases. The total cost of these assets and the related accumulated depreciation as of December 31, 2002 and 2003 are as follows:

	December 31,
	2002	2003
	HK$	HK$
	(Amounts in thousands)
Cost	18,553	18,553
Accumulated depreciation	(18,315)	(18,553)

	238	—

All fixed assets were pledged as security for the bank loan and vendor loan facilities of the Group.

12	Investment in a joint venture

	December 31,
	2002	2003
	HK$	HK$
	(Amounts in thousands)
Share of net liabilities	(1,905)	(4,000)
Advance	5,227	6,331
Provision for diminution in value	—	(2,331)

	3,322	—

Details of the joint venture as of December 31, 2003 are as follows:

				Principal
		Place of		activities and
Name	Nature	incorporation	Voting power	place of operation
Atria Limited	Corporate	Hong Kong	50%	Development of applications for wireless communications in Hong Kong

The advance to Atria Limited is unsecured, interest free and has no fixed repayment terms.

The Group regularly performs an assessment on its investment in and advances to the joint venture with reference to the expected recoverability. For the year ended December 31, 2003, a provision of HK$2,331,000 (2002: Nil) was considered necessary to write down the carrying value of these assets. Such provision is included in the share of loss from a joint venture in the consolidated statements of profits and losses.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13	Prepayment of 3G License fees

	December 31,
	2002	2003
	HK$	HK$
	(Amounts in thousands)
At January 1	241,667	191,667
Amount capitalized as fixed assets	(50,000)	(50,000)

At December 31	191,667	141,667

Classified as:
Current assets	50,000	50,000
Non-current assets	141,667	91,667

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

In accordance with the 3G Licence, the Group was required to provide a performance bond in an amount equivalent to the 6th and 7th years’ Minimum Annual Fees due on October 22, 2003. On August 30, 2003, the OFTA granted a one-year waiver to the Group on the submission of such performance bond. From October 22, 2004 onwards, the Group will be required to provide additional performance bonds in amounts such that the total of such performance bonds and the Minimum Annual Fees prepaid is equivalent to the next five years’ Minimum Annual Fees due (or the remaining Minimum Annual Fees due where less than five years remains).

14	Other payables and accrued charges

	December 31,
	2002	2003
	HK$	HK$
	(Amounts in thousands)
Provision for commission	11,385	11,974
Deposits received	35,702	33,818
Accrual for network costs	57,084	36,513
Accrual for purchases of fixed assets	7,965	9,350
Interest payable	5,239	644
Others	53,938	60,492

	171,313	152,791

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15	Obligations under finance leases

	December 31,
	2002	2003
	HK$	HK$
	(Amounts in thousands)
Future minimum payments for finance leases payable
— within one year	155	—
— in the second year	—	—

	155	—
Less: amounts representing interest	(17)	—

	138	—

Obligations under finance leases repayable in the following years:
— within one year	138	—
— in the second year	—	—

	138	—

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16	Banking and other borrowing facilities

The Group’s banking and other borrowing facilities as of December 31, 2002 and 2003 are analyzed as follows:

		Amount available		Amount utilized
		December 31,		December 31,		Terms as of December 31, 2003
		2002	2003	2002	2003
	Note	HK$	HK$	HK$	HK$	Interest rate	Repayment terms
		(Amounts in thousands)		(Amounts in thousands)
Banking facilities
Bank loans	(a)	420,000	240,000	420,000	240,000	HIBOR + 5.5%	15 quarterly installments from March 11, 2001
Other borrowing facilities
Vendor loans	(a)	846,167	481,368	365,316	481,368	LIBOR + 5.5%	15 quarterly installments from March 11, 2001
		1,266,167	721,368	785,316	721,368

Less: Current portion included under current liabilities
— bank loans				(180,000)	(240,000)
— vendor loans				(58,491)	(56,368)

				(238,491)	(296,368)

Long-term portion				546,825	425,000

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Apart from the vendor loans which are U.S. dollar denominated debts, all other facilities are denominated in Hong Kong dollars.

The HIBOR and LIBOR rates were 0.710% and 1.457%, respectively as of December 31, 2003.

(a)	Bank and vendor loans

At 31st December 2003 and 2002, the Group’s bank and vendor loans were repayable as follows:

	Bank loans		Vendor loans
	2002 HK$’000	2003 HK$’000	2002 HK$’000	2003 HK$’000
Within one year	180,000	240,000	58,491	56,368
In the second year	240,000	—	306,825	175,000
In the third to fifth year	—	—	—	250,000

	420,000	240,000	365,316	481,368

The weighted-average interest rates of the long-term bank loans and the vendor loans of the Group are 6.92% and 6.87% as of December 31, 2003 respectively (2002: 7.00% and 6.88%).

As at December 31, 2003, the bank loans and the vendor loans were secured, amongst other things, by a charge over all the assets, revenue and shares of certain wholly-owned subsidiaries of the Company, including Mandarin Communications Limited (“Mandarin”), the main operating subsidiary.

(b)	Bank and vendor loans’ covenants

The bank loan and the vendor loan facilities provided for a corporate guarantee by the Company to secure all the obligations and liabilities of its wholly-owned subsidiaries. In addition, they contained a number of covenants which included maintenance of certain performance targets such as number of subscribers, earnings level, tangible net worth and debt service ratios and operation of business in accordance with the approved business plans.

(c)	Post-balance sheet bank and vendor loan repayments

On December 30, 2003, Mandarin gave notice to the bank and Nortel for full repayment of all the outstanding loan principal and accrued interest of the bank loans and vendor loans of HK$721,368,000. On January 12, 2004, all the bank and vendor loans were fully paid off through operating cash flow of Mandarin and a term loan of HK$500,000,000 provided by Huawei Tech. Investment Co., Limited (“Huawei Tech.”) (see note 26(a) for details).

HK$75,000,000 of the new term loan from Huawei Tech. is payable in July 2004, while the remaining balance is repayable from January 2005 to July 2006. As a result, HK$425,000,000 of the term loan has been classified as non-current liabilities as at December 31, 2003.

The term loan from Huawei Tech. is unsecured and repayable in five progressively increasing semi-annual instalments after drawdown and carries a floating interest rate tied to HIBOR.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17	Commitments and contingencies

(a)	Capital commitments

	December 31,
	2002	2003
	HK$	HK$
	(Amounts in thousands)
In respect of purchases of fixed assets:
— contracted but not provided for	53,898	38,509
— authorized but not contracted for	2,223	2,456

	56,121	40,965

(b)	Commitments under operating leases

As of December 31, 2002 and 2003, the Group had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	December 31,
	2002	2003
	HK$	HK$
	(Amounts in thousands)
In respect of land and buildings, including transmission sites:
— within one year	156,473	127,719
— in the second year	69,269	54,709
— in the third year	21,141	11,640
— in the fourth year	5,869	1,196
— in the fifth year	1,203	228
— after the fifth year	236	—

	254,191	195,492

In respect of leased lines:
— within one year	43,871	21,286
— in the second year	5,048	5,019

	48,919	26,305

	303,110	221,797

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18	Share capital, reserve arising from reorganization and share premium

	December 31,
	2001	2002	2003
	HK$	HK$	HK$
	(Amounts in thousands)
Share capital	299,000	299,000	299,000

Reserve arising from reorganization	1,254,000	1,254,000	1,254,000

Share premium	2,124,424	2,124,424	2,124,424

Reserve arising from reorganization represents the difference between the nominal value of the share capital of the subsidiaries and the nominal value of the Company’s shares issued pursuant to a reorganization completed on February 24, 2000 to rationalize the group structure in preparation for the dual listing of the Company’s ordinary shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in Hong Kong and the Nasdaq National Market in the United States of America.

19	Share option scheme

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

Under the New Option Scheme, the board may, in its discretion, grant options to any director, employee, consultant, customer, supplier, agent, partner, shareholder or adviser of or contractor to the Group or a company in which the Group holds an interest or a subsidiary of such company. Each grant of options to a director, chief executive or substantial shareholder or any of their respective associates must be approved in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The exercise price for any particular option under the New Option Scheme will be determined by the board but will be not less than the highest of: (i) the closing price of shares on the date of grant of the option; (ii) an amount equivalent to the average closing price of a share for the five business days immediately preceding the date of grant of the option; and (iii) the nominal value of a share.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under both the New Option Scheme and Share Option Scheme must not, in aggregate, exceed 30% of the shares of the Company in issue.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total number of shares available for issue under options which may be granted under the New Option Scheme (excluding those options that have been granted by the Company prior to the date of approval of the New Option Scheme) must not in aggregate, exceed 10% of the issued share capital of the Company as at the date of approval of the New Option Scheme (“Scheme Mandate Limit”). The Scheme Mandate Limit may be refreshed by shareholders of the Company in general meeting provided that the Scheme Mandate Limit so refreshed must not exceed 10% of the issued share capital of the Company at the date of approval of the refreshment by the shareholders. The board may also seek separate shareholders’ approval in general meeting to grant option beyond the Scheme Mandate Limit (whether or not refreshed) provided that the options in excess of the Scheme Mandate Limit are granted only to the eligible participants specified by the Company before such approval is sought.

No option may be granted under the New Option Scheme to any eligible participant which, if exercised in full, would result in the total number of shares issued and to be issued upon exercise of the options already granted or to be granted to such eligible participant (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital of the Company. As at the date of such new grant, any grant of further options above this limit will be subject to certain requirements provided under the Listing Rules, including the approval of shareholders at general meeting.

No share options were granted under the New Option Scheme or the Share Option Scheme during the year ended December 31, 2003. Details of the share options outstanding as at December 31, 2003 which have been granted under the Share Option Scheme are as follows:

	Options held at	Options lapsed		Options cancelled	Options held at	Exercise price	Grant	Exercisable
	1st January 2003	during the year		during the year	31st December 2003	HK$	date (2)	until
Executive directors	75,000,000	—		75,000,000 (2)	—	1.01	31/05/2000	30/05/2010
Non-executive directors(3)	15,000,000	15,000,000	(3)	—	—	1.01	31/05/2000	30/05/2010
Continuous contract Employees	17,999,077	4,316,720	(4)	—	13,682,357	3.05	23/03/2000	22/03/2010
	20,932,545	6,624,293	(4)	—	14,308,252	1.01	31/05/2000	30/05/2010
	1,450,632	1,153,788	(4)	—	296,844	3.05	31/05/2000	30/05/2010
	1,959,561	174,511	(4)	—	1,785,050	1.01	19/01/2001	18/01/2011

	132,341,815	27,269,312		75,000,000	30,072,503

Notes:

(1)	Of the share options granted, 40% become exercisable after one year from the grant date and 30% per annum during the following two years.

(2)	In March 2003, a total of 75,000,000 share options of the five Executive Directors of the Company, namely, Messrs. Richard John Siemens, Edward Wai Sun Cheng, William Bruce Hicks, Kuldeep Saran and Andrew Chun Keung Leung, were cancelled at a total consideration of HK$5. No share options remain exercisable by the Executive Directors as at December 31, 2003.

(3)	Mr. Craig Edward Ehrlich was re-designated as Non-executive Director on January 1, 2003 upon the expiry of his executive director service contract. His 15,000,000 share options automatically lapsed on January 1, 2003. Mr. Ehrlich retired as a Non-executive Director of the Company on May 22, 2003.

(4)	These share options lapsed during the year upon the cessation of employment of certain employees.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20	Cash and cash equivalents

	December 31,
	2002	2003
	HK$	HK$
	(Amounts in thousands)
Cash and bank balances	14,782	43,712
Bank deposits	34,795	58,701

	49,577	102,413

21	Related party transactions

The following is a summary of significant related party transactions which were carried out in the normal course of the Group’s business:

	Year ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
	(Amounts in thousands)
International telecommunications service revenue received from a related company (note a)	6,564	—	—
Operating lease charges paid to related companies (note b)	(4,870)	(4,334)	(1,346)
Consulting service fees paid to a related company (note c)	(833)	(1,580)	(105)
Sales and marketing service fees paid to a beneficial shareholder (note d)	(910)	—	—

(a)	The Group entered into certain agreements based on normal commercial terms with a wholly-owned subsidiary of a related company, e-Kong Group Limited (“e-Kong”), during the year ended December 31, 2000. Under these agreements the Group enabled the customers of e-Kong to make international calls by providing it interconnection to the Group’s international telecommunications service facility and referred the Group’s subscribers of “1622” international telecommunications service to make international calls directly through a web site of e-Kong. Such arrangement was terminated effective from September 26, 2001 pursuant to a revised agreement entered on the same date.

Messrs. Richard John Siemens, Kuldeep Saran and William Bruce Hicks are directors of both the Company and e-Kong.

(b)	The Group entered into various operating lease agreements based on normal commercial terms with subsidiaries of certain beneficial shareholders of the Company to lease a number of premises for the Group’s operating activities.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	The Group entered into certain agreements based on normal commercial terms with Lifetree Convergence Limited (“Lifetree”) during the year ended December 31, 2002, which provided various software development and consulting services to the Group.

Messrs. Richard John Siemens, Edward Wai Sun Cheng, William Bruce Hicks and Kuldeep Saran are directors of both the Company and Lifetree.

(d)	Distacom Communications Limited (“Distacom”), a beneficial shareholder of the Company, provided the Group with sales and marketing services for fees which were agreed based on the resources spent, expertise allocated and actual staff costs incurred by Distacom for providing these services. No such services were provided during the years ended December 31, 2002 and 2003.

Messrs. Richard John Siemens, William Bruce Hicks, Kuldeep Saran, Simon Murray and Tak Sing Yip are directors of both the Company and Distacom.

22	Retirement benefit arrangements

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

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group’s contributions for the years ended December 31, 2001, 2002 and 2003 amounted to HK$9,872,000, HK$6,653,000 and HK$5,362,000 respectively. The scheme assets are held separately from those of the Group under respective provident funds managed by independent administrators.

The pension scheme which covers the employees in the People’s Republic of China (“PRC”) is a defined contribution scheme at various applicable rates of monthly salary that are in accordance with the local practice and regulations.

23	Business segment information

The following segment reporting information is prepared based on the segmental operating results regularly reviewed by the Group’s chief operating decision maker. The Group is principally engaged in three business segments in Hong Kong: mobile services, sales of mobile phones and accessories and other services.

2001	Mobile services HK$ (restated)	Sales of mobile phones and accessories HK$	Other services HK$	Group HK$ (restated)
	(Amounts in thousands)
Turnover	1,165,399	242,901	14,093	1,422,393

Loss from operations	(38,127)	(52,958)	(72,125)	(163,210)

Interest income				21,592
Finance costs				(70,130)

Net loss				(211,748)

Segment assets	1,641,795	47,904	57,167	1,746,866
Investment in a joint venture				4,940
Unallocated assets				184,371

Total assets				1,936,177

Capital expenditure	114,744	3,604	1,029	119,377

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Sales of
	Mobile	mobile phones
	services	and accessories	Other services	Group
2002	HK$	HK$	HK$	HK$
	(Amounts in thousands)
Turnover	1,217,677	115,291	9,722	1,342,690

Profit/(loss) from operations	815	(38,239)	(5,264)	(42,688)

Interest income				3,553
Finance costs				(59,520)
Share of losses from joint ventures				(18,609)

Net loss				(117,264)

Segment assets	1,557,242	28,823	12,987	1,599,052
Investment in a joint venture				3,322
Unallocated assets				208,469

Total assets				1,810,843

Capital expenditure	164,701	3,375	—	168,076

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Sales of
	Mobile	mobile phones
	services	and accessories	Other services	Group
2003	HK$	HK$	HK$	HK$
	(Amounts in thousands)
Turnover	1,149,875	109,471	695	1,260,041

Profit/(loss) from operations	145,685	(61,076)	(2,750)	81,859

Interest income				2,526
Finance costs				(52,787)
Share of loss from a joint venture				(4,426)

Net profit				27,172

Segment assets	1,378,228	29,757	10,824	1,418,809
Unallocated assets				313,879

Total assets				1,732,688

Capital expenditure	119,934	1,841	—	121,775

The Group’s principal activities are undertaken in one geographic area, Hong Kong.

24	Particulars of subsidiaries

The Company has the following principal wholly-owned subsidiaries as of December 31, 2003:

	Place of	Issued and fully
Name	incorporation	paid up capital	Principal activities
Shares held directly

SUNDAY HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	100 ordinary shares of US$1 each	Investment holding

SUNDAY HOLDINGS (CHINA) CORPORATION	British Virgin Islands	1 ordinary shares of US$1	Investment holding

SUNDAY IP HOLDINGS CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Shares held indirectly

MANDARIN COMMUNICATIONS LIMITED	Hong Kong	100 ordinary shares of HK$1 each and 1,254,000,000 non-voting deferred shares of HK$1 each	Provision of mobile and other services, and sales of mobile phones and accessories

SUNDAY 3G HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding

SUNDAY 3G (HONG KONG) LIMITED	Hong Kong	2 ordinary shares of HK$1 each	Licensee of Hong Kong 3G License

SUNDAY IP Limited	British Virgin Islands	1 ordinary share of US$1	Holding the Group’s intellectual property rights and trade marks

SUNDAY COMMUNICATIONS SERVICES (SHENZHEN) LIMITED (“SCSSL”)	Peoples’ Republic of China	US$1,500,000	Provision of back office support services to the Group

The principal activities of the subsidiaries, except for SCSSL which is operated in the Peoples Republic of China (“PRC”), are undertaken in Hong Kong.

SCSSL is registered as a wholly foreign-owned enterprise in the PRC. The registered capital of SCSSL had been fully paid up.

25	Financial instruments

(a)	Fair value

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

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair values of the Group’s bank loans, vendor loans and obligations under finance leases are estimated based on applying a discounted cash flow using current market rates for similar financial instruments. The carrying amounts and fair values of the Group’s bank loans, vendor loans and obligations under finance leases are as follows:

	Carry amount		Fair value
	December 31,		December 31,
	2002	2003	2002	2003
	HK$	HK$	HK$	HK$
	(Amounts in thousands)		(Amounts in thousands)
Bank loans	420,000	240,000	412,883	240,000
Vendor loans	365,316	481,368	364,498	481,368
Obligations under finance leases	138	—	138	—

The fair values of the Group’s bank loans and vendor loans as of December 31, 2003 approximate their respective carrying amount since they were fully repaid shortly after year end (note 16).

(b)	Concentration of credit risk

Financial instruments which potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents, trade receivables, deposits, prepayments and other receivables.

Restricted cash deposits, cash and cash equivalents are substantially the entire Group’s cash and bank balances. They are placed with a number of international banks in Hong Kong to which the Group believes its exposure to risk is limited.

Trade receivables mainly represent service fee receivables from the Group’s subscribers in Hong Kong. No major customers make up more than 10% of the Group’s trade receivables or revenue at December 31, 2002 and 2003 or each of the three years ended December 31, 2003.

Deposits, prepayments and other receivables are spread among numerous third parties.

(c)	Interest rate risk

The interest rates and terms of repayment of loans of the Group are set out in note 16.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26	Subsequent events

(a)	On January 12, 2004, pursuant to the Heads of Agreement of Facility Agreements executed in December 2003 with Mandarin, Huawei Tech., a subsidiary of Huawei Technologies Co., Ltd. (“Huawei”), provided a term loan of HK$500,000,000 (“New Loan”) to Mandarin. The loan was used to repay part of the outstanding principal and accrued interest and charges in respect of certain bank and vendor loans as set out in Note 16. The term loan from Huawei Tech. is unsecured and repayable in five progressively increasing semi-annual instalments after drawdown and carries a floating interest rate tied to HIBOR.

(b)	On May 13, 2004, pursuant to the Heads of Agreement of Supply Contract and Heads of Agreement of Facility Agreements between Mandarin and Huawei executed in December 2003, Mandarin entered into a Supply Contract and a Facility Agreement with Huawei Tech. in respect of the supply of its 3G network and the provision of long-term financing, respectively.

Under the Supply Contract, Huawei Tech. agrees to design, construct, manufacture, sell, supply and deliver to Mandarin equipment and services for the establishment, installation, implementation and commissioning of the 3G network on a turnkey basis. The contract price is HK$859,000,000 over a term of three years.

The Facility Agreement was made between Mandarin, the Company and Huawei Tech. and comprises:

(a)	an equipment supply facility of HK$859,000,000;

(b)	a general facility of HK$500,000,000; and

(c)	a 3G performance bond facility.

The general facility will replace the New Loan, and the term of the general facility is 2.5 years from the date of the original drawdown of the New Loan. The repayment schedule and the interest rate for the general facility are the same as the New Loan. The term of the equipment supply facility is 7.5 years from the date the Facility Agreement comes into effect, and it is repayable by eight semi-annual instalments commencing four years from the date of the Facility Agreement.

The 3G performance bond facility is a facility for the issuance of the performance bonds required under the terms of the 3G License in the years 2004 — 2010 inclusive.

As security for the provision of the facilities under the Facility Agreement, Huawei Tech. is granted a security package and benefits from representations, financial covenants and general covenants, which are customary to transactions of this nature.

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

The Group’s consolidated financial statements are prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP. Differences between HK GAAP and US GAAP which have significant effects on the net loss and total shareholders’ equity of the Group are summarized as follows:

(a)	Net profit/ (loss) and total shareholders’ equity

	Year ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
	(Amounts in thousands)
Net (loss)/profit under HK GAAP	(211,748)	(117,264)	27,172
US GAAP adjustments:
Deferred tax on accelerated depreciation allowances (i)	(24,459)	(10,169)	(12,581)
Deferred tax assets on tax loss and others (i)	24,459	10,169	12,581
Amortization of net connection fees (ii)	(10,390)	(1,878)	10,145
(Charge)/write-back of compensation cost in respect of amortization of deferred compensation for share options (iii)	(3,800)	111	1,188

Net (loss)/profit under US GAAP	(225,938)	(119,031)	38,505

Basic and diluted (loss)/earnings per share under US GAAP (in cents)	(7.6)	(4.0)	1.3

Shares outstanding for basic and diluted (loss)/earnings per share (thousands)	2,990,000	2,990,000	2,990,000

	As of December 31,
	2001	2002	2003
	HK$	HK$	HK$
	(Amounts in thousands)
Total shareholders’ equity under HK GAAP	787,996	670,732	697,904
US GAAP adjustments:
Deferred tax non-current assets (i)	367,878	375,358	399,821
Valuation allowance (i)	(367,878)	(375,358)	(399,821)
Deferred net connection fees (ii)	(10,390)	(12,268)	(2,123)
Share premium in respect of deferred compensation for share options (iii)	9,573	7,854	6,253
Deferred compensation not yet amortized for share options (iii)	(2,021)	(413)	—
Compensation cost in respect of amortization of deferred compensation for share options (iii)	(7,552)	(7,441)	(6,253)

Total shareholders’ equity under US GAAP	777,606	658,464	695,781

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(i)	Under both HK GAAP and US GAAP, the Group is required to recognize deferred tax assets and liabilities for the expected future tax consequences of all events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities, and their respective tax bases and tax credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled.

Under HKGAAP, a deferred tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The unrecognized deferred tax asset is disclosed in the note to the financial statements. Under US GAAP, a valuation allowance is recorded to reduce the carrying amount of deferred tax asset unless it is more likely than not that such asset will be realized.

No deferred tax assets are recognized under HK GAAP, while a valuation allowance is set against the deferred tax assets under US GAAP, the net effect of which causes no impact to the financial statements of the Group presented under US GAAP.

Details of deferred income taxes provided under US GAAP are disclosed in note 27(c).

(ii)	Under HK GAAP, connection fee revenue is recognized when received upon completion of activation services.

Under US GAAP, connection fees of the mobile services, net of the direct incremental costs incurred, are deferred and recognized over the estimated customer service periods, which are estimated based on the expected stabilized churn rates. Connected fee revenue for 2002 and 2003 amounted to HK$16,254,000 and HK$411,000, respectively, of which HK$10,788,000 and HK$175,000 was deferred as of December 31, 2002 and 2003 respectively. Connected fee revenue of HK$1,480,000 and HK$8,840,000 deferred in 2001 and 2002, respectively have been credited to the consolidated statement of profits and losses during 2003.

(iii)	Under HK GAAP, no compensation cost to employees is required to be recognized in respect of the grant of share options. Proceeds from issue of shares upon the exercise of share options are credited to share capital and share premium account respectively and there is no effect on the results of the Group in connection with the Share Option Scheme.

Under US GAAP, intrinsic value of stock options issued to employees has been used in the computation of the compensation cost for outstanding share options granted to the Group’s employees. Accordingly, deferred compensation of HK$10,254,000 was recognized on options granted with an exercise price lower than the fair market value of the Company’s shares at the grant date. The deferred compensation is amortized over the three-year vesting period. Deferred compensation of HK$4,001,000 for the options forfeited are reversed in shareholders’ equity. No compensation is recognized for options which are granted with an exercise price equal to or greater than the fair market value of the Company’s shares at the grant date. For the year ended December 31, 2001, compensation costs charged to the consolidated statement of losses and credited to the deferred compensation were HK$3,800,000. For the years ended December 31, 2002 and 2003, compensation costs of HK$111,000 and HK$1,189,000 respectively were written back to the consolidated statement of profits and losses and debited to the deferred compensation.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the status of the Company’s Share Option Scheme is as follows:

	Number of	Weighted average
	shares to be	exercise price
	subscribed	per option
Outstanding as of January 1, 2002	167,741,689	HK$1.36
Granted	—	—
Exercised	—	—
Forfeited	(35,399,874)	HK$1.79

Outstanding as of December 31, 2002	132,341,815	HK$1.31

Outstanding as of January 1, 2003	132,341,815	HK$1.31
Granted	—	—
Exercised	—	—
Forfeited	(102,269,312)	HK$1.12

Outstanding as of December 31, 2003	30,072,503	HK$1.96

The following table summarizes information about share options outstanding as of December 31, 2003:

	Number	Weighted-average	Number
	outstanding as of	remaining	exercisable as of
Exercise price	December 31, 2003	contractual life	December 31, 2003
HK$
1.01	16,093,302	6.49	16,093,302
3.05	13,979,201	6.23	13,979,201

	30,072,503

The Company has also computed, for pro forma disclosure purposes, the fair value of all share options granted to employees of the Company using the Black-Scholes option pricing model and the following weighted average assumptions for the year ended December 31, 2003:

	2002	2003
Risk-free interest rate	6.49%	6.49%
Expected dividend yield	0%	0%
Expected volatility of the market price of the Company’s shares	70%	70%
Weighted-average expected life of the options	10 years	10 years

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted-average fair value of options granted to employees during the years ended December 31, 2002 and 2003 were HK$1.01 and HK$1.57 per share respectively. If the Company had accounted for the plan using the fair value method, the Group’s net profit would have decreased as follows:

	Year ended December 31,
	2002	2003
	HK$	HK$
	(Amounts in thousands)
Net (loss)/profit
As reported	(119,031)	38,505
Pro forma	(139,836)	34,450

Basic and diluted (loss)/earnings per share (in cents)
As reported	(4.0)	1.3
Pro forma	(4.7)	1.2

(iv)	GAAP difference for 3G License

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

There is no impact of this difference under HK GAAP and US GAAP to the consolidated statement of profits and losses for the years ended December 31, 2001, 2002 and 2003, since depreciation / amortization will only start when the 3G network is available / ready for use.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Consolidated statements of profits and losses

Under HK GAAP, the consolidated statement of profits and losses is reported by nature whereby network costs are presented separately under operating expenses and bad debts expenses are presented under costs of services.

Under US GAAP, however, the statement of profits and losses is reported by function and the network costs and salaries and related costs, excluding depreciation, which are directly related to the generation of revenue are included in cost of services, is separately shown. Rental, salaries and related costs and bad debts expenses are included in selling, general and administration expenses. As a result, under US GAAP, the consolidated statements of profits and losses, including the US GAAP adjustments as set out in note 27(a), would be reported as follows:

	Year ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
	(Amounts in thousands)
Revenues from
Mobile services	1,155,009	1,215,799	1,160,020
Sales of mobile phones and accessories	242,901	115,291	109,471
Other services	14,093	9,722	695

Total operating revenues	1,412,003	1,340,812	1,270,186
Cost of sales of mobile phones and accessories	(244,981)	(113,414)	(133,315)
Cost of services	(548,342)	(547,676)	(465,283)

Gross profit	618,680	679,722	671,588
Other revenues	2,602	1,917	4,550
Operating costs
Depreciation	(265,102)	(256,393)	(233,293)
Selling, general and administrative costs	(533,580)	(469,701)	(349,653)

(Loss)/profit from operations	(177,400)	(44,455)	93,192
Interest income	21,592	3,553	2,526
Finance costs	(70,130)	(59,520)	(52,787)
Share of losses of joint ventures	—	(18,609)	(4,426)

Net (loss)/profit	(225,938)	(119,031)	38,505

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Deferred tax

Under US GAAP, deferred tax (liabilities) / assets comprise the following:

	Year ended December 31,
	2002	2003
	HK$	HK$
	(Amounts in thousands)
Deferred tax liabilities:
Accelerated depreciation allowances	(102,991)	(90,410)

Deferred tax assets:
Tax losses carried forward	478,349	490,231
Valuation allowance	(375,358)	(399,821)

Deferred tax assets	102,991	90,410

Net deferred tax liabilities	—	—

As of December 31, 2003, the Group has accumulated tax losses, with no definite period of expiration, amounting to HK$3,382,281,000 (the tax effect thereon is HK$591,899,000) which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong. Management believes it is not more likely than not that the results of future operations will generate sufficient taxable income to realize deferred tax assets, and hence valuation allowance of HK$375,358,000 and HK$399,821,000 at December 31, 2002 and 2003, respectively has been established.

Changes in the valuation allowance consist of:

	Year ended December 31,
	2002	2003
	HK$	HK$
	(Amounts in thousands)
Balance at the beginning of the year	367,878	375,358
Additions to income tax expenses	7,480	24,463

Balance at the end of the year	375,358	399,821

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Recent accounting pronouncements

(i)	HK GAAP

In March 2004, the Hong Kong Society of Accountants (“HKSA”) issued the following Hong Kong Accounting Standards (“HKASs”) and HKAS Interpretation (“HKAS-Ints”) that were converged with equivalent International Accounting Standards and Standing Interpretations Committee Interpretations issued by the International Accounting Standards Board (“IASB”), most of which were revised recently as a result of the IASB’s improvements project:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 29	Financial Reporting in Hyperinflationary Economies
HKAS 33	Earnings Per Share
HKAS-Ints-12	Consolidation — Special Purposes Entities

The above HKASs and HKAS-Int will become effective for accounting periods beginning on or after January 1, 2005 and are required to be adopted by the Group for the year ending December 31, 2005. As a consequence, the following SSAPs and Interpretations of the HKSA will be superseded at that time:

SSAP 1	Presentation of Financial Statements (revised 2001)
SSAP 2	Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies (revised 2001)
SSAP 5	Earnings Per Share (revised 1998)
SSAP 9	Events after the Balance Sheet Date (revised 2001)
SSAP 10	Accounting for Investments in Associates (revised 2001)
SSAP 11	Foreign Currency Translation (revised 2001)
SSAP 17	Property, Plant and Equipment (revised 2001)
SSAP 22	Inventories (revised 2001)
SSAP 32	Consolidated Financial Statements and Accounting for Investments in Subsidiaries (revised 2001)
Interpretation 1	Costs of Modifying Existing Software
Interpretation 5	Property, Plant and Equipment — Compensation for the Impairment or Loss of Items
Interpretation 8	Presentation of Financial Statements — Current Assets: Classification of Restricted and Appropriated Cash Balance
Interpretation 10	Earnings per Share — Financial Instruments and Other Contracts that may be Settled in Shares
Interpretation 18	Consolidated and Equity Method — Potential Voting Rights and Allocation of Ownership Interests

Given the HKSA’s policy to converge Hong Kong accounting standards with the IASB’s financial reporting standards, the HKASs were issued to adopt the changes made as a result of the IASB improvements project as well as to eliminate, to the greatest extent possible, all differences that previously existed between Hong Kong accounting standards and the equivalent IASs.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In April 2004, the HKSA issued HKFRS 2 “Share-based Payment” (“HKFRS”). HKFRS prescribes the recognition principles and fair value measurement basis for all-share based payment transactions, including (i) equity-settled share-based payment transactions; (ii) cash-settled share-based payment transactions; and (iii) transactions with a choice of whether they are settled in cash or by issuing equity instruments. It requires companies to reflect in their profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. HKFRS 2 applies to grant of shares, share options or other equity instruments that were granted after November 7, 2002 and had not yet vested as at January 1, 2005.

(ii)	US GAAP

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

In December 2003, the FASB issued a revision to Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51(“FIN 46R”), which was issued in January 2003. FIN 46R clarifies the application of ARB No. 51, Consolidated Financial Statements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In May 2003, the Financial Accounting Standards Board issued Statement No. 150 (“SFAS No. 150”), Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 specifies that instruments within its scope embody obligations of the issuer and that the issuer must classify them as liabilities. SFAS No. 150 requires issuers to classify as liabilities the following three types of freestanding financial instruments: (1) mandatorily redeemable financial instruments, (2) obligations to repurchase the issuer’s equity shares by transferring assets, and (3) certain obligations to issue a variable number of shares. SFAS No. 150 defines a “freestanding financial instrument” as a financial instrument that (1) is entered into separately and apart from any of the entity’s other financial instruments or equity transactions or (2) is entered into in conjunction with some other transaction and can be legally detached and exercised on a separate basis. For all financial instruments entered into or modified after May 31, 2003, SFAS No. 150 is effective immediately. For all other instruments of public companies, SFAS No. 150 went into effect at the beginning of the first interim period beginning after June 15, 2003. In November 2003, the Financial Accounting Standards Board deferred the effective date for selected provisions of SFAS No. 150, limited to mandatorily redeemable noncontrolling interests associated with finite-lived subsidiaries.

The Group believes the adoption of these pronouncements would not have a material impact on its consolidated financial statements.

APPENDIX A

GLOSSARY OF TECHNICAL TERMS

     This glossary contains certain definitions and other terms as they relate to our businesses and as they are used in this Annual Report. As such, these definitions may not correspond to standard industry definitions.

2G	“Second Generation”, a type of wireless communications technology based on the digital technology, including GSM, CDMA and D-AMPS technology, and which was developed primarily for voice applications.

3G	“Third Generation”, the next wave of wireless communications technology based on the UMTS standard that has broadband transmission capability to support multimedia services, such as real time interactive video.

base station	fixed transceiver (transmitter and receiver) equipment, containing base transceiver stations, used for communicating between mobile phones within a certain area in a mobile network and a fixed link base station controller.

base station controller (BSC)	a switch controlling a number of base stations.

base transceiver station (BTS)	radio equipment, contained in a base station, used for transmitting and receiving signals to and from mobile phones within a single cell.

broadband	a service or connection allowing a considerable amount of information to be conveyed. Broadband is generally defined as bandwidth of at least 1.5 Mbps.

browser	a software program that retrieves, displays, and prints information from the World Wide Web.

CDMA	code division multiple access, a digital cellular technology developed in the United States which is a way of multiplying a variety of signals onto a single communications channel.

cell	coverage area for a single base transceiver station.

cell site	the location of a base station.

digital	in recording or computing, the use of binary code to represent information.

e-mail	electronic messages sent via the internet.

EFR	enhanced full rate, a technology which enables voice transmission quality over digital mobile systems, which is equivalent to voice transmission quality over a landline, by filtering background noise.

ETS	external telecommunication services, which are regulated and licensed in Hong Kong by the Hong Kong Telecommunications Authority for external telecommunications services over IPLCs.

FTNS	fixed telecommunication network services, which are regulated and licensed in Hong Kong by the Hong Kong Telecommunications Authority for telecommunications services between fixed points.

GPRS	general packet radio services, an evolved version of 2G GSM technology which transmits and receives packets of data in bursts instead of using a continuous open radio channel. GPRS bandwidth is 115.2 Kbps.

GSM 1800	global system for mobile communications standard, which uses the 1800 MHz frequency band. This standard was previously known as DCS 1800 and is the standard for PCS networks in Hong Kong.

GSM 900	global system for mobile communications standard, which uses the 900 MHz frequency band.

IN	intelligent network.

international roaming	a service which permits subscribers to use their existing mobile phone and telephone number when travelling in other countries outside their local network.

internet	international computer network, a worldwide electronic communication network.

IPLC	international private leased circuit.

ISR	International Simple Resale, a mechanism enabling operators who are licensed to provide external telecommunications services which enable international long distance calls using external telecommunications facilities of fixed telecommunication network service operators who are licensed to provide them.

Java	object-oriented programming language for creating software applications which are independent of operating systems and can be uploaded from servers to subscribers allowing, for example, the functionality of browsers to be increased.

Java SIM card	a rewriteable SIM Card with 32K memory.

Kbps	kilobits per second, which is a measurement of speed for digital signal transmission expressed in thousands of bits per second.

LAN	local area network.

Mbps	megabits per second, which is a measurement of speed for digital signal transmission expressed in millions of bits per second.

MHz	megahertz, million hertz.

MNP	mobile number portability, which was introduced by OFTA in March 1999. This allows mobile telephone users in Hong Kong to switch service providers and keep their existing mobile telephone numbers without penalty.

mobile switch	a switch in a GSM network responsible for telephony switching functions.

PCS	personal communication service or system, the generic term for the type of digital cellular network constructed in Hong Kong using frequency bands at 1800 MHz.

PDA	personal digital assistant, a hand-held device that functions as a personal organizer, containing calendar, address and perhaps e-mail or fax capabilities.

PNETS	public non-exclusive telecommunications services, which are regulated and licensed by the Hong Kong Telecommunications Authority for services such as international value-added network services (which also covers the licensing of ISPs), virtual private network services (or VPNs) and external telecommunications services (or ETS).

PNETS (ETS) license	a public non-exclusive telecommunications services (external telecommunications service) license, which is required to be obtained by an international long distance service provider in order to provide customers short code access to that service provider’s international long distance services, and permits such a service provider to use ISR to provide the international long distance services.

PRS license	a public radiocommunication service license, which permits the provision by a mobile operator of PCS public mobile communication services.

server	a computer that allows other computers to connect to it. Servers store information and allow client computers to retrieve information for users.

SIM card	subscriber identity module card, a smart card which stores the subscriber identity information and authentication key and which needs to be inserted into a GSM mobile phone to make it operable.

switch	a node in a telephony network in which circuits are connected automatically in response to signals generated by subscribers’ mobile phones.

switching center	the physical location of one or several switching systems.

TDMA	time division multiple access, a digital cellular technology, which is deployed on the 800 MHz and 1900 MHz frequencies.

UMTS	universal mobile telephony system or service, a standard for 3G networks.

WAP	wireless application protocol, an open, global specification that allows internet access and other broadband services on mobile wireless devices.

EXHIBIT INDEX

1.1***	Memorandum and Articles of Association of the Registrant (as amended).
1.2*	Certificate of Incorporation of the Registrant.
2.1*	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary bank, and holders and beneficial holders of the American depositary shares.
2.2*	Form of American depositary receipt evidencing American depositary shares.
2.3*	Specimen certificate of the Ordinary Shares.
4.1*	Rules of the Share Option Scheme adopted on March 1, 2000.
4.2*	Non-Competition Agreement dated as of March 3, 2000 between Distacom Communications Limited and the Registrant.
4.3**	Rules of the Share Option Scheme, adopted on May 22, 2002.
4.4**	Mobile Carrier License dated as of October 22, 2001 issued by the Telecommunications Authority to SUNDAY 3G (Hong Kong) Limited.
4.5***†
Turn Key Contract for the Supply and Installation of a Mobile Communications Network and Associated Services between Huawei Tech. Investment Co., Limited and Mandarin Communications Limited dated as of May 13, 2004.

4.6***†
Facility Agreement dated as of May 13, 2004 among Mandarin Communications Limited as Borrower, SUNDAY Communications Limited as Guarantor and Huawei Tech. Investment Co., Limited as the Original Lender.

4.7***†	Subcontract Agreement dated as of May 13, 2004 among Huawei Tech. Investment Co., Limited as Contractor and Mandarin Communications Limited as Subcontractor.
6.1***	Computation of Earnings Per Share: See Selected Financial Data table in “Item 3. Key Information.”
8.1***	Subsidiaries of the Registrant.
12.1***	Certification of Group Managing Director.
12.2***	Certification of Group Director — Finance.
13.1***	Certification of Group Managing Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2***	Certification of Group Director — Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to the registrant’s Registration Statement on Form F-1, filed on March 9, 2000 (Registration No. 333-11470).

**	Incorporated by reference to the registrant’s Form 20-F for the year ended December 31, 2001.

***	Filed herewith.

† Portions of the exhibit have been omitted pursuant to application for confidential treatment, which has been filed separately with the Commission.

E-1