Form 20-F/A
period 2003-12-31
SUNDAY COMMUNICATIONS LTD
filed 2005-04-07
CIK 1106952

As filed with the U.S. Securities and Exchange Commission on April 7, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 20-F/A
(Amendment No. 1)

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

Commission file number 333-11470

SUNDAY Communications Limited
(Exact name of registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

13/F Warwick House
TaiKoo Place
979 King's Road, Quarry Bay
Special Administrative Region of Hong Kong
The People's Republic of China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value of HK$0.10 per share.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

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

Item 17 [ ]         Item 18 [X]

EXPLANATORY NOTE

        This amendment to our annual report on Form 20-F/A (the "Amended 20-F") speaks as of the filing date of our Form 20-F for the fiscal year ended December 31, 2003, filed on June 30, 2004 (the "Original 20-F"), except for the certifications which speak as of the filing date of the Amended 20-F. This Amended 20-F is being filed solely to include in Item 10.B an additional disclosure paragraph describing the Company's exemption from NASDAQ's proxy solicitation rules pursuant to Rule 4350(g). Except for the additional paragraph to Item 10.B as set out herein and Item 19 (insofar as it relates to inclusion of the additional certifications), nothing in this Amended 20-F is intended to be or should be construed as an update or amendment to reflect events occurring subsequent to the filing of the Original 20-F. The filing of this Amended 20-F shall not be deemed an admission that the Original 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

GENERAL INFORMATION

        Except as otherwise required by the context, references in this Annual Report to "SUNDAY", "Company", "registrant", "us" or "we" refer to SUNDAY Communications Limited. The term "you" refers to holders of ordinary shares and American depositary shares, or ADSs, representing the ordinary shares. The terms "Hong Kong" and the "Government" refer to Hong Kong Special Administrative Region of The People's Republic of China and its government, respectively.

2

Item 10.     ADDITIONAL INFORMATION

10.B     MEMORANDUM AND ARTICLES OF ASSOCIATION

Exemption from Nasdaq Proxy Solicitation Rules

        Pursuant to Nasdaq Marketplace Rule 4350(a), we have been granted an exemption by Nasdaq from Nasdaq Marketplace Rule 4350(g) which requires an issuer to solicit proxies and provide proxy statements for all shareholder meetings and furnish copies of such proxy solicitation to Nasdaq. As a Cayman Islands company, we are only required to send notices of general meetings of shareholders in the manner prescribed by our Articles of Association. Under our Articles of Association, our board of directors may, if they think fit, send out with the notice of any general meeting forms of instrument of proxy for use at the meeting. Also, under Hong Kong law and the rules of The Stock Exchange of Hong Kong, issuers are not required to solicit proxies or provide proxy statements to their shareholders. We publish notices of our shareholder meetings in a local newspaper of general circulation and distribute such notices to shareholders together with proxy cards. Proxy cards provide that shareholders may appoint anyone they choose to vote on their behalf at the shareholder meeting.

Item 19. EXHIBITS

12.3*     Certification of Group Managing Director to this Amendment No. 1
12.4*     Certification of Director - Finance to this Amendment No. 1
 __________

* Filed herewith.

3

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

SUNDAY Communications Limited

By: /s/ WILLIAM BRUCE HICKS
Name: William Bruce Hicks
Title: Group Managing Director

Date: April 7, 2005

4

EXHIBIT 12.3

CERTIFICATION

I, William Bruce Hicks, certify that:

  I have reviewed this Amendment No. 1 to the annual report on Form 20-F/A of SUNDAY Communications Limited;

  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 7, 2005

By: /s/ WILLIAM BRUCE HICKS
Name: William Bruce Hicks
Title: Group Managing Director

S-1

EXHIBIT 12.4

CERTIFICATION

I, Raymond Wai Man Mak, certify that:

  I have reviewed this Amendment No. 1 to the annual report on Form 20-F/A of SUNDAY Communications Limited;

  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 7, 2005

By: /s/ RAYMOND WAI MAN MAK
Name: Raymond Wai Man Mak
Title: Director - Finance

S-2