Form 20-F
period 2004-12-31
SUNDAY COMMUNICATIONS LTD
filed 2005-07-01
CIK 1106952

As filed with the U.S. Securities and Exchange Commission on June 30, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 20-F

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
       OF THE SECURITIES EXCHANGE ACT OF 1934
       FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

Number outstanding as of
Class	December 31, 2004

Ordinary Shares, par value HK$0.10 per share	2,990,000,000

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes [X] No [ ]

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ] Item 18 [X]

TABLE OF CONTENTS

GENERAL INFORMATION		1
FORWARD-LOOKING STATEMENTS		1
PART I		2
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		2
ITEM 3. KEY INFORMATION		2
3.A	SELECTED FINANCIAL DATA	2
3.B	CAPITALIZATION AND INDEBTEDNESS	5
3.C	REASONS FOR THE OFFER AND USE OF PROCEEDS	5
3.D	RISK FACTORS	5
ITEM 4. INFORMATION ON THE COMPANY		16
4.A	HISTORY AND DEVELOPMENT	16
4.B	BUSINESS OVERVIEW	20
4.C	ORGANIZATIONAL STRUCTURE	30
4.D	PROPERTY, PLANT AND EQUIPMENT	30
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		30
5.A	OPERATING RESULTS	31
5.B	LIQUIDITY AND CAPITAL RESOURCES	41
5.C	RESEARCH AND DEVELOPMENT	45
5.D	TREND INFORMATION	45
5.E.	OFF-BALANCE SHEET ARRANGEMENTS	46
5.F	CONTRACTUAL OBLIGATIONS	46
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		47
6.A	DIRECTORS AND SENIOR MANAGEMENT	47
6.B	COMPENSATION	51
6.C	BOARD PRACTICES	52
6.D	EMPLOYEES	53
6.E	SHARE OWNERSHIP	54
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		56
7.A	MAJOR SHAREHOLDERS	56
7.B	RELATED PARTY TRANSACTIONS	57
7.C	INTERESTS OF EXPERTS AND COUNSEL	58
ITEM 8. FINANCIAL INFORMATION		58
8.A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	58
8.B	SIGNIFICANT CHANGES	58
ITEM 9. THE OFFER AND LISTING		58
ITEM 10. ADDITIONAL INFORMATION		60
10.A	SHARE CAPITAL	60
10.B	MEMORANDUM AND ARTICLES OF ASSOCIATION	60
10.C	MATERIAL CONTRACTS	67
10.D	EXCHANGE CONTROLS AND OTHER LIMITATIONS	67
10.E	TAXATION	67
10.F	DIVIDENDS AND PAYING AGENTS	72
10.G	STATEMENT BY EXPERTS	72
10.H	DOCUMENTS ON DISPLAY	72
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	72
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	73
PART II		73
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	73
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	73
ITEM 15.	CONTROLS AND PROCEDURES	73
ITEM 16.	[RESERVED]	73

i

GENERAL INFORMATION

        Except as otherwise required by the context, references in this Annual Report to "SUNDAY", "Company", "registrant", "us" or "we" refer to SUNDAY Communications Limited. The term "you" refers to holders of ordinary shares and American depositary shares, or ADSs, representing the ordinary shares. The terms "Hong Kong" and the "Government" refer to Hong Kong Special Administrative Region of The People's Republic of China and its government, respectively. See "Appendix A — Glossary of Technical Terms" for definitions of technical terms used in this Annual Report.

        We publish our financial statements in Hong Kong dollars. In this Annual Report, references to "Hong Kong dollars" or "HK$" are to the currency of Hong Kong, and references to "U.S. dollars" or "US$" are to the currency of the United States of America. This Annual Report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at HK$7.7723 = US$1.00, which was the noon buying rate in The City of New York for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. See "Item 3. Key Information — Selected Financial Data — Exchange Rate Information" for historical information regarding this noon buying rate. You should not construe these translations as representations that the Hong Kong dollars actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated or at any other rates.

FORWARD-LOOKING STATEMENTS

        Some statements made in this Annual Report are forward-looking statements, which are subject to various risks and uncertainties. These include statements with respect to us, our corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "intend", "estimate", "continue", "plan" or other similar words. The statements are based on our management's assumptions and beliefs in light of the information currently available to us.

        These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

  the lack of substantial revenue from some of our businesses;
  the pace of change of the wireless communications and data marketplace in Hong Kong;
  the stagnant or decreasing demand for, and increased competition in, wireless communications and data services in Hong Kong and other relevant markets;
  our ability to maintain growth and successfully introduce new products and services;
  our churn rate, liquidity and capital resources and expenditure;
  our ability to obtain requisite licenses, technologies and funding on timely and acceptable terms for our existing, new and future businesses;
  our ability to realize usage and subscription fees from our services;
  the continued development, convergence and stability of technology infrastructure we use to provide our wireless communications and data services; and
  the pending tender offer for all of our issued shares by PCCW Limited (excluding the shares it already owns).

        For a further discussion of such risks and uncertainties, see "Item 3. Key Information — Risk Factors." You should consider these factors carefully in evaluating any forward-looking statements and should not place any undue reliance on any forward-looking statements. You should keep in mind that any forward-looking statement made by us in this Annual Report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us.

        We are under no obligation to, and do not intend, to update or revise our forward-looking statements made herein to reflect actual results or changes in assumptions or other factors that could affect those statements.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

3.A SELECTED FINANCIAL DATA

        The selected financial data as of December 31, 2003 and 2004 and for each of the three years ended December 31, 2002, 2003 and 2004 are derived from and should be read with our audited consolidated financial statements, including the notes to the audited consolidated financial statements, included in this Annual Report beginning on page F-1. We derived the selected financial data as of December 31, 2000, 2001 and 2002 and for each of the two years ended December 31, 2000 and 2001 from our audited consolidated financial statements, which are not included in this Annual Report.

        Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in Hong Kong, or HK GAAP, which differ in some material respects from generally accepted accounting principles in the United States of America, or US GAAP. For a discussion of relevant differences between HK GAAP and US GAAP, see note 26 to our audited consolidated financial statements.

	Year Ended December 31,
	2000	2001	2002	2003	2004	2004(1)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except for number of shares and ADS, per share and per ADS data)
Consolidated income statement data:
HK GAAP:
Operating revenues:
Mobile services	988.7	1,165.4	1,217.7	1,149.9	1,031.4	132.7
Sales of mobile phones and accessories	404.4	242.9	115.3	109.4	126.9	16.3
Other services(2)	57.2	14.1	9.7	0.7	0.3	-
Total operating revenues	1,450.3	1,422.4	1,342.7	1,260.0	1,158.6	149.0
Costs of sales and services:
Cost of services(2)(3)	(235.5)	(224.2)	(221.1)	(196.7)	(212.6)	(27.3)
Cost of sales of mobile phones and accessories	(424.5)	(245.0)	(113.4)	(133.3)	(143.9)	(18.5)
Gross profit	790.3	953.2	1,008.2	930.0	802.1	103.2
Other revenues	8.7	2.6	1.9	4.6	3.1	0.4
Operating expenses(4)	(1,179.7)	(1,119.0)	(1,052.8)	(852.7)	(773.3)	(99.5)
(Loss)/profit from operations	(380.7)	(163.2)	(42.7)	81.9	31.9	4.1
Interest income	51.1	21.6	3.5	2.5	0.2	-
Finance costs	(136.9)	(70.1)	(59.5)	(52.8)	(26.3)	(3.4)
Share of losses of joint ventures	—	—	(18.6)	(4.4)	(0.3)	-
Net (loss)/profit	(466.5)	(211.7)	(117.3)	27.2	5.5	0.7
Number of shares used to calculate (loss)/earnings per share (in thousands)	2,850,492	2,990,000	2,990,000	2,990,000	2,990,000	2,990,000
Basic (loss)/earnings per share (in cents)(5)	(16.4)	(7.1)	(3.9)	0.9	0.2	0.02
US GAAP:
Operating revenues:
Mobile services	988.7	1,155.0	1,215.8	1,160.0	1,033.4	133.0
Sales of mobile phones and accessories	404.4	242.9	115.3	109.4	126.9	16.3
Other services(2)	57.2	14.1	9.7	0.7	0.3	-
Total operating revenues	1,450.3	1,412.0	1,340.8	1,270.1	1,160.6	149.3
Costs of sales and services:
Cost of services(2)(3)	(577.7)	(548.3)	(547.7)	(465.3)	(471.3)	(60.6)
Cost of sales of mobile phones and accessories	(424.5)	(245.0)	(113.4)	(133.3)	(143.9)	(18.5)
Gross profit	448.1	618.7	679.7	671.5	545.4	70.2
Other revenues	8.7	2.6	1.9	4.6	3.1	0.4
Operating expenses(4)	(841.3)	(798.7)	(726.0)	(582.9)	(514.5)	(66.2)
(Loss)/profit from operations	(384.5)	(177.4)	(44.4)	93.2	34.0	4.4
Interest income	51.1	21.6	3.5	2.5	0.2	-
Finance costs	(136.9)	(70.1)	(59.5)	(52.8)	(26.3)	(3.4)
Share of losses of joint ventures	—	—	(18.6)	(4.4)	(0.3)	-
Net (loss)/profit	(470.3)	(225.9)	(119.0)	38.5	7.6	1.0
Number of shares used to calculate (loss)/earnings per share (in thousands)	2,850,492	2,990,000	2,990,000	2,990,000	2,990,000	2,990,000
Number of ADSs used to calculate (loss)/earnings per ADS (in thousands)(5)	28,505	29,900	29,900	29,900	29,900	29,900
Basic (loss)/earnings per share (in cents)(5)	(16.5)	(7.6)	(4.0)	1.3	0.3	0.03
Basic (loss)/earnings per ADS (in dollars)(5)	(16.5)	(7.6)	(4.0)	1.3	0.3	0.03

	As of December 31,
	2000	2001	2002	2003	2004	2004(1)
	HK$	HK$	HK$	HK$	HK$	US$
			(in millions)
Consolidated balance sheet data:
HK GAAP:
Total assets	2,375.2	1,936.2	1,810.9	1,732.7	1,632.0	210.0
Long-term debt	753.7	556.7	546.9	425.0	592.7	76.3
Total liabilities	1,375.5	1,148.2	1,140.2	1,034.8	928.6	119.5
Shareholders' equity	999.7	788.0	670.7	697.9	703.4	90.5
US GAAP:
Total assets	2,512.8	2,049.4	1,810.9	1,732.7	2,164.5	278.5
Shareholders' equity	999.7	777.6	658.5	695.8	703.3	90.5

	Year Ended December 31,
	2000	2001	2002	2003	2004	2004(1)
	HK$	HK$	HK$	HK$	HK$	US$
		(in millions, except for operating data)
Cash flows data:
HK GAAP:
Net cash (outflow)/inflow from:
Operating activities	(324.4)	(88.3)	129.3	241.9	184.9	23.8
Investing activities	(203.4)	(441.0)	(109.5)	(127.2)	62.1	8.0
Financing activities	1,065.0	(49.5)	(17.6)	(61.9)	(234.9)	(30.2)
Other financial data:
EBITDA (HK GAAP)(6)	(119.4)	101.9	213.7	315.2	260.5	33.5
Operating data for mobile communications business:
Number of subscribers	410,000	551,000	603,000	660,000	684,000
Average monthly ARPU (HK$)(7)	272	219	209	201	180
Average monthly minutes of usage per subscriber	353	415	476	522	580
Average monthly churn rate(8)	6.1%	8.3%	5.4%	5.0%	3.9%

_______________

(1) Our financial statements are maintained in Hong Kong dollars. For convenience, the U.S. dollar information as of and for the year ended December 31, 2004 has been translated into U.S. dollars at the exchange rate of HK$7.7723 = US$1.00, the noon buying rate on December 31, 2004. You should not construe these translations as representations that the Hong Kong dollars actually represent such U.S. dollar amounts or could have been converted into U.S. dollars at the rate indicated or at any other rates.

(2) Other services include our "SUNDAY 1622" retail international long distance calling service business, which was launched in September 1999 and for which we outsourced the sales, service and billing functions in August 2000. The outsourcing arrangement was terminated in September 2001.

(3) Cost of services consists of cost of mobile services and cost of other services, including the SUNDAY 1622 services.

(4) Operating expenses consist of network costs, depreciation, rent and related costs, salaries and related costs, advertising, promotion and other selling costs, and other operating expenses.

(5) Basic (loss)/earnings per share amount for the year ended December 31, 2000 has been calculated as if the 2,300,000,000 ordinary shares were in issue on January 1, 2000 and on the basis that the 690,000,000 ordinary shares were issued on March 15, 2000 pursuant to the global offering. Basic (loss)/earnings per share amounts for each of the three years ended December 31, 2001, 2002 and 2003 have been calculated based on the 2,990,000,000 ordinary shares in issue during the year. The ADS to share ratio was changed from 1:30 to 1:100 in July 2002. The comparative basic loss per ADS amounts for each of the two years ended December 31, 2000 and 2001 had been restated based on the new ADS to share ratio to conform with the 2002 presentation.

(6) EBITDA represents (loss)/profit before interest income and finance costs, income tax expense/(benefit), depreciation, amortization and share of losses from joint ventures. EBITDA is presented because we believe it is an accepted financial indicator of a company's ability to meet its future debt service, capital expenditure and working capital requirements. Since the telecommunications business is capital intensive, capital expenditure and level of debt and interest expenses may have a significant impact on net profit for companies with similar operating results. Therefore, for a telecommunications company such as ourselves, we believe that EBITDA provides a useful reflection of our operating results. However, EBITDA should not be considered in isolation or as an alternative to net profit/(loss) as determined under HK GAAP or US GAAP as an indicator of operating performance or as an alternative to cash flow as determined under HK GAAP or US GAAP as a measure of liquidity. In addition, our EBITDA, which is not a measure under HK GAAP or US GAAP, is not comparable to that of other companies, which may determine EBITDA differently.

As a measure of our operating performance, we believe that the most directly comparable HK GAAP and US GAAP measure to EBITDA is net profit. The following table reconciles our net (loss)/profit under HK GAAP to our definition of EBITDA on a consolidated basis for each of the five years ended December 31, 2000, 2001, 2002, 2003 and 2004.

	Year Ended December 31,
	2000	2001	2002	2003	2004	2004(1)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
EBITDA	(119.4)	101.9	213.7	315.2	260.5	33.5
Add/(less):
Depreciation	(261.3)	(265.1)	(256.4)	(233.3)	(228.6)	(29.4)
Interest income	51.1	21.6	3.5	2.5	0.2	-
Finance costs	(136.9)	(70.1)	(59.5)	(52.8)	(26.3)	(3.4)
Share of losses from joint ventures	—	—	(18.6)	(4.4)	(0.3)	-
Net (loss)/profit	(466.5)	(211.7)	(117.3)	27.2	5.5	0.7

The following table reconciles our net (loss)/profit under US GAAP to our definition of EBITDA on a consolidated basis for each of the five years ended December 31, 2000, 2001, 2002, 2003 and 2004.

	Year Ended December 31,
	2000	2001	2002	2003	2004	2004(1)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
EBITDA	(123.2)	87.7	212.0	326.5	262.6	33.8
Add/(less):
Depreciation	(261.3)	(265.1)	(256.4)	(233.3)	(228.6)	(29.4)
Interest income	51.1	21.6	3.5	2.5	0.2	-
Finance costs	(136.9)	(70.1)	(59.5)	(52.8)	(26.3)	(3.4)
Share of losses from joint ventures	—	—	(18.6)	(4.4)	(0.3)	-
Net (loss)/profit	(470.3)	(225.9)	(119.0)	38.5	7.6	1.0

(7) Monthly average revenue per user, or ARPU, or the monthly average revenue from mobile services per post-paid subscriber, is computed by dividing total revenues from mobile services for the month (including airtime revenues, value-added and enhanced services revenues, revenues from airtime for roaming and international long distance calls that terminate at our subscribers' mobile phone numbers, as well as from airtime revenues arising from foreign subscribers roaming on our mobile network, but excluding subscription fees paid in advance, deposit payments and revenues from sales of mobile phones and accessories and prepaid SIM cards) by the daily weighted average number of mobile services subscribers for the month. Average monthly ARPU is the sum of ARPU for each month in the period divided by the number of months in the period.

(8) The monthly churn rate is calculated by expressing the net number of post-paid subscriber deactivations or disconnections for the month as a percentage of the number of post-paid subscribers at the beginning of such month. The average monthly churn rate is the sum of the monthly churn rates in the period divided by the number of months in the period.

Exchange Rate Information

        The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since 1983, the Hong Kong dollar has effectively been officially linked to the U.S. dollar at the rate of approximately HK$7.80 = US$1.00. On May 18, 2005, the Hong Kong Monetary Authority announced that it would introduce an upper ceiling to the currency peg at HK$7.75 to US$1.00, and a lower limit of HK$7.85 to US$1.00 (which was introduced over a period of five weeks), effectively putting the Hong Kong dollar into a fixed trading band of HK$7.75 to HK$7.85 to US$1.00. However, the market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. Exchange rates between the Hong Kong dollar and other currencies are influenced by the rate between the U.S. dollar and the Hong Kong dollar.

        The Basic Law of Hong Kong provides that the Hong Kong dollar is to remain the legal tender in Hong Kong after July 1, 1997 when Hong Kong became a Special Administrative Region of The People's Republic of China, or the PRC. The Basic Law also provides that no foreign exchange control policies will be applied in Hong Kong and that the Hong Kong dollar is to be freely convertible. During the Asian regional economic crisis in 1998, however, the Hong Kong government intervened on several occasions in the foreign exchange market by purchasing the Hong Kong dollar and selling the U.S. dollar to support the value of the Hong Kong dollar.

        The following table sets forth the average, high, low and period-end noon buying rate between the Hong Kong dollar and the U.S. dollar (in Hong Kong dollars per U.S. dollar) for the periods indicated.

        On June 24, 2005, the noon buying rate for the Hong Kong dollar was HK$7.7719 = US$1.00.

	Hong Kong dollar/U.S. dollar
	Noon Buying Rate
	Average(1)	High	Low	Period-End
	HK$	HK$	HK$	HK$
1999	7.7599(1)	7.7814	7.7210	7.7740
2000	7.7936(1)	7.8008	7.7765	7.7999
2001	7.7996(1)	7.8004	7.7970	7.7980
2002	7.7996(1)	7.8095	7.7970	7.7988
2003	7.7875(1)	7.8001	7.7085	7.7640
2004	7.7887(1)	7.8010	7.7632	7.7723
December	7.7763	7.7821	7.7698	7.7723
2005
January	7.7938	7.7994	7.7723	7.7993
February	7.7993	7.7999	7.7984	7.7992
March	7.7994	7.7998	7.7987	7.7990
April	7.7982	7.7995	7.7946	7.7946
May	7.7906	7.7995	7.7767	7.7788
June (through June 24)	7.7769(1)	7.7842	7.7692	7.7719

______________
Source: Bloomberg

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

3.B      CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C     REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D     RISK FACTORS

Risks Relating to Our Businesses and Operations

As we are the subject of a tender offer by PCCW Limited for all of our issued shares that it does not currently own, such acquisition by PCCW Limited may result in the delisting of our shares from the Hong Kong Stock Exchange and Nasdaq, or a substantially decreased liquidity in any shares which are not purchased by PCCW Limited pursuant to such tender offer.

        On June 13, 2005, our former shareholder, Distacom Communications Limited, or Distacom, and their wholly owned subsidiary, Distacom Hong Kong Limited, or Distacom HK, entered into a conditional sale and purchase agreement with PCCW Limited, or PCCW, or the First Agreement, whereby PCCW agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Distacom HK agreed to sell an aggregate of 1,380,000,000 shares in SUNDAY, representing approximately 46.15% of our issued share capital, for the consideration of HK$897,000,000 in cash, being a price of HK$0.65 per share. On the same date, our former shareholder, USI Holdings Limited, or USI, and their wholly owned subsidiary, Townhill Enterprises Limited, or Townhill, entered into a separate conditional sale and purchase agreement with PCCW, or the Second Agreement, whereby PCCW agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Townhill agreed to sell an aggregate of 410,134,000 shares, representing approximately 13.72% of our issued share capital, for the consideration of HK$266,587,100 in cash, being a price of HK$0.65 per share. Completion of the First Agreement and the Second Agreement took place on June 22, 2005.

        Upon the completion of the First Agreement, PCCW is required under the Hong Kong Code on Takovers and Mergers, or the Hong Kong Takeovers Code, to make a mandatory cash tender offer for all of our issued shares other than those already owned or agreed to be acquired by PCCW. The offer price will be HK$0.65 per share, which is the same as the price paid by PCCW to Distacom HK and Townhill for each share purchased under the First Agreement and Second Agreement.

        We cannot assure you that PCCW will be successful in purchasing all our issued shares.

  In the event that PCCW is unable to purchase all our issued shares and as a result, our shares as held by the public represent less than 25% of our issued shares, trading in our shares may be suspended until a sufficient level of public float is attained, and if you are still a shareholder, you will lose liquidity in your shares.
  If PCCW is able to acquire more than 90% of our outstanding disinterested shares, PCCW intends to avail itself of the compulsory purchase provisions of the Companies Law (2004 Revision) of the Cayman Islands, which would permit PCCW to compulsorily acquire the balance of our shares. In such event, and subject to the applicable provisions of the Hong Kong Takeovers Code and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, or the Listing Rules, our shares will be withdrawn from the Hong Kong Stock Exchange and Nasdaq.
  If PCCW is unable to acquire more than 90% of our outstanding shares, PCCW may either seek a withdrawal of listing of our shares from the Hong Kong Stock Exchange, or take such steps as necessary to ensure or procure that we maintain an adequate public float so as to comply with the applicable requirements of the Listing Rules. Any withdrawal of listing of our shares from the Hong Kong Stock Exchange as contemplated in this paragraph will require a resolution passed by a majority of at least 75% of the votes cast at a shareholders' meeting of our independent shareholders (being shareholders other than any controlling shareholder, director or chief executive of SUNDAY) and not voted against by more than 10% of the votes cast at such meeting. As of June 22, 2005, PCCW has not made a determination whether to maintain the listing of SUNDAY on the Hong Kong Stock Exchange or to privatize SUNDAY in such event.

        Any failure by PCCW to purchase all of our shares may result in significantly decreased liquidity for any of our remaining shareholders.

The tender offer by PCCW for the remainder of our shares may be subject to delays and regulatory approvals, which may prevent completion of the offer or may affect the integration of our business with PCCW.

        Subsequent to the acquisition of our shares, PCCW has indicated that it intends that we will continue with our existing core business of development and provision of wireless communications and data services in Hong Kong. Under Section 7P of the Hong Kong Telecommunications Ordinance, or the Ordinance, the Hong Kong Telecommunications Authority, or the HKTA, has jurisdiction over certain mergers and acquisitions involving telecommunications carrier license and proposed shareholder changes in relation to such licenses. Where the HKTA can demonstrate on the balance of probabilities that a particular transaction has or is likely to have the effect of substantially lessening competition in a telecommunications market, the HKTA may refuse to give consent or otherwise give consent subject to conditions. Prior to the acquisition, the HKTA provided a "no-objection letter" that it did not consider likely that the acquisition of our shares from Distacom HK and Townhill by PCCW would result in a significant lessening of competition in any relevant market for telecommunication services, and that it did not intend to object to the acquisition of shares from Distacom HK and Townhill or launch a formal investigation. However, there remains a legal possibility under the terms of the Ordinance that the HKTA could, if it were to consider that the acquisition has, or is likely to have, the effect of substantially lessening competition in the telecommunications market, the HKTA is empowered under the terms of the Ordinance to direct us to take such action as the HKTA considers necessary to eliminate or avoid the effect of any substantial lessening of competition in the telecommunications market resulting from the acquisition. In such event, this could result in a delay to the offer timetable.

We are currently controlled by PCCW, who may take actions that are not in, or may conflict with, your interests.

        As of June 22, 2005, PCCW owns approximately 59.87% of our shares. Subsequent to the completion of its tender offer for the remainder of our shares, PCCW may own between 59.87% to 100% of our shares. As of June 22, 2005, PCCW is able to influence our business through its ability to control actions that require majority shareholders' approval, including the appointment of directors and the approval of significant corporate transactions. PCCW is not obliged to provide us with financial support or to exercise its rights as a shareholder in our best interests or the interests of minority shareholders. Further, while PCCW has indicated that it views SUNDAY's existing core business of development and provision of wireless communications and data services in Hong Kong as complementary to its own service offerings in Hong Kong, no assurances can be made that PCCW will not pursue strategies that might bring it in conflict with SUNDAY or that PCCW will not engage in activities that conflict with SUNDAY's interests. Further, we cannot assure you that PCCW will not take steps to change our business direction, replace our management, dispose of our assets and equipment or take any other steps that may have a material adverse impact on our business operations.

Current profitability is a recent development.

        We generated positive cash flow from our operating activities since 2002, and in January 2003 we started earning net profit on a month-to-month basis. The year 2003 was the first year since we commenced commercial operations in September 1997 that we have been profitable and have had positive operating cash flow. However, in 2004, we experienced a substantial decrease in net profit, from HK$27.2 million in 2003 to HK$5.5 million in 2004.

        We cannot be certain as to whether our profitability is sustainable. We may incur net losses and negative operating cash flows again as we expand our business, such as by enhancing our wireless network to accommodate increased usage and new technologies, developing our wireless data services, and incurring increased sales and marketing costs associated with our new businesses and services. To achieve sustained profitability, we will need in particular to continue to expand our mobile subscriber base, attract users and subscribers to our new services and increase the average revenue per user of our services. Whether we will continue to be profitable will also depend on our ability to develop new services successfully. The level of our operating expenses is based largely on anticipated organizational growth and revenue trends and a high percentage of these operational expenses are, and will continue to be, fixed. As a result, any delays in generating revenue could result in substantial operating losses. If we do not stay profitable and cash flow positive, our business and financial condition would be materially adversely affected. Our ability to service our debt could be also materially adversely affected. In the initial stages of our launch of 3G services, we anticipate to incur substantial operating costs with minimal revenue contribution from the 3G business operations.

We cannot assure you that our third generation, or 3G, wireless services will be successful, or that we will be successful in developing the 3G services as currently required by our 3G license or the quality and levels of 3G services currently planned.

        We were awarded one of Hong Kong's four 3G licenses in October 2001. Our 3G license currently requires that our 3G network and services will cover at least 50% of the population of Hong Kong by the end of 2006. As of June 2005, we have only launched our 3G data card service.

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

  when completed, our 3G network and services will deliver the quality and levels of services as that our customers demand or prefer;
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
  our competitors will not offer similar services at lower prices; or
  changes in the Hong Kong government's policies, rules, regulations or practices will not affect our network rollout or our business operations.

        If we experience substantial problems with the rollout of our 3G network or our 3G services in the future, it may adversely affect the range of our wireless voice and data services offered to our subscribers and may hinder our business growth.

Our wireless data services present us with unique risks and challenges and we can give no assurance that we will succeed.

        Our dominant source of revenues from mobile services is still voice communications. While we have observed a trend of increased usage in wireless data services, such as short messaging services, or SMS, during the past three years, the revenue from wireless data devices still has not accounted for a significant share of our total service revenue. There is no current proven business model for the provision of wireless data services in Hong Kong. The success of our data services will depend on the application of new technologies, the development of new and innovative service plans and products as well as the successful introduction of mobile devices which can provide fast and easy access to the internet. We cannot be certain that our strategy in this area will succeed or that we will be able to compete and achieve market acceptance for our products and services.

We may require additional funds.

        Our business requires significant capital expenditure, as well as marketing, development and other operating expenditures. We will need to continually expend capital to maintain and upgrade our network, develop new business lines, and market existing and new services. On October 22, 2001, we were awarded a 3G license from the Hong Kong Telecommunications Authority, or the HKTA, of which the minimum annual fees aggregate to approximately HK$1,306.8 million, payable over its 15-year license period. We are also required to provide a rolling performance bond to the HKTA covering the next five years' minimum annual fees. Details of such requirements are set out in "Item 4. Information on the Company — Business Overview — Regulation". We expect that the impact of capital expenditure and other operating expenses relating to the rollout of the 3G network, which was started in 2004, will be significant.

        In May 2004, our main operating subsidiary, Mandarin Communications Limited, or Mandarin, signed a facility agreement for the provision of long-term financing in connection with the establishment and supply of the 3G mobile communications network, or the Facility Agreement, with Huawei Tech. Investment Co., Limited, or HTIC. In November 2004, Mandarin signed an amendment and restatement agreement, or the Amendment and Restatement Agreement, with HTIC to increase the amount of the equipment supply facility from HK$859 million to HK$1,208 million. See the summary of the Facility Agreement and the Amendment and Restatement Agreement in "Item 10. Additional Information - Material Contracts." However, certain capital expenditure requirements may not be covered by the Amendment and Restatement Agreement. Also, our expenditure plans and financing needs may grow faster than expected. If we are unable to maintain adequate financing, we will be unable to fund our capital expenditure, expand our business lines or meet our debt service obligations.  As discussed below in "We are subject to covenants in our financing agreements that restrict our financial and operating flexibility.", the outstanding amounts due under the Facility Agreement could be subject to acceleration upon the resignation of certain of our directors in connection with the completion of the First Agreement and the Second Agreement.

We have pledged substantially all of our assets to secure financing.

        Under the Facility Agreement (as amended by the Amendment and Restatement Agreement) and the related share charge, subordination deed and other security documents, or collectively the Security Arrangements, substantially all our assets, including the 3G license, were pledged to HTIC to secure the facilities. Such Security Arrangements, together with certain restrictive covenants in the Facility Agreement (as amended by the Amendment and Restatement Agreement), will limit our ability to obtain new financing. See "Item 5. - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Certain Indebtedness." If we default on the repayment of such debts, HTIC could enforce its security interests by seizing our assets or forcing us to sell our assets to repay the debt. In the event of a liquidation of our company, HTIC will have priority over our unsecured creditors and our ordinary share and ADS holders.

We have, and expect to continue to have, substantial debt, which will require us to improve our cash flow to satisfy the related debt service obligations, increases our vulnerability to adverse developments and creates other risks.

        We signed the Facility Agreement with HTIC in May 2004, comprising of HK$859 million equipment supply facility, a HK$500 million general facility and a 3G performance bond facility. We signed an Amendment and Restatement Agreement with HTIC in November 2004 to increase the amount of the equipment supply facility to HK$1,208 million. See "Item 5. - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Certain Indebtedness." The equipment supply facility is drawn down against invoices issued under the turn key contract signed between Mandarin and HTIC in May 2004 for the supply and installation of a mobile communications network and associated services, or the Supply Contract, which was amended by a supplemental agreement in November 2004 to increase the supply contract value to HK$1,208 million. Under the Facility Agreement (as amended by the Amendment and Restatement Agreement), the equipment supply facility is repayable in eight semi-annual installments commencing four years from May 2004. The next repayment installment under the general facility is due in July 2006, and other installments are spread over the period from January 2007 to July 2011.

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

        Our financing arrangements with HTIC under the Facility Agreement (as amended by the Amendment and Restatement Agreement) subject us to a number of covenants that restrict our financial and operating flexibility and include certain financial and operating targets that we must satisfy to avoid default, which include:

  operation of Mandarin's business in accordance with the approved business plans except for variations that would not have a material adverse effect on Mandarin's financial condition, its operations or its ability to repay the debt;
  certain financial and performance targets which Mandarin is required to comply with;
  a minimum level of cash for debt service in a reserve account;
  application of all or part of its excess cash flow to the repayment of debt; and
  without the consent from our lenders, no new debt except for certain permitted indebtedness.

        Under the terms of the Facility Agreement, the resignation of any two or more of Richard John Siemens, William Bruce Hicks, Kuldeep Saran and Edward Wai Sun Cheng as a director would constitute an event of default and entitle HTIC to accelerate the maturity of the outstanding amounts under the Facility Agreement.  Pursuant to the First Agreement and the Second Agreement, all of these persons will resign as directors of SUNDAY on or about July 29, 2005.  We are currently in discussions with HTIC to seek a waiver of this potential default.  If we are unable to obtain a waiver, the upon resignation of the directors above, HTIC may elect to accelerate the maturity of the outstanding amounts under the Facility Agreement.  We do not have sufficient cash to repay the outstanding amounts.

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

        We rely on third-party vendors with respect to many aspects of the supply, development and operation of our mobile network. The principal suppliers of our 2G and 3G radio and switching infrastructure and equipment are Nortel and Huawei Technologies Co., Ltd., or Huawei, respectively. The principal suppliers of our mobile phones and accessories are Nokia, Sony Ericsson, Samsung, Mitsubishi and Motorola, which collectively accounted for 82% of the mobile phones supplied to us in 2004. We expect that this trend will continue in 2005. Failure by any of these or other suppliers to provide equipment, software and services in accordance with specifications and in a timely manner could materially adversely affect our operations and business prospects and increase our costs.

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

        We may need to expand and adapt our billing and credit control systems to capture revenue streams as our businesses continue to grow. We recently implemented a new billing system to support the launch of our 3G services and customer activation. Failure to successfully implement our new billing system, or expand and adapt our billing and credit systems in the future could adversely affect our business, prospects, financial condition and results of operations.

Our shareholders may face difficulties in protecting their interests under the laws of the Cayman Islands or Hong Kong.

        Our corporate affairs are governed by our Memorandum and Articles of Association and by the Companies Law (Revised) of the Cayman Islands. The laws of the Cayman Islands relating to the protection of the interests of minority shareholders and to the fiduciary responsibilities of directors may differ from the laws in certain jurisdictions in the United States and the corresponding remedies available to such shareholders may differ accordingly. A summary of the laws of the Cayman Islands relating to protection of minority shareholders is set out in "Item 10. Additional Information — Memorandum and Articles of Association." The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands and Hong Kong law may not be as clearly established as under statutes or judicial precedent in existence in certain jurisdictions in the United States. Therefore, our public shareholders may have more difficulty in protecting their interests in the face of actions by our directors, management or controlling shareholders than would shareholders of a corporation incorporated in certain jurisdictions in the United States.

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

        We cannot be certain that we can continue to be successful in responding in a timely and cost-effective way to keep up with these developments. Furthermore, changing our services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditure and access to related or enabling technologies in order to integrate the new technology with our existing technology. For example, our existing 2G network may need to be modified or updated in the near future, due to the technological advancements in recent years which may replace the existing 2G hardware/software in the near future, rendering it technologically obsolete. We may not be successful in updating or modifying our network infrastructure in a timely and cost-effective manner to facilitate such integration of new technology, which could adversely affect our quality of services, our results of operations and our business and prospects.

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

        The Hong Kong mobile communications industry is highly competitive, particularly since the March 1, 1999 introduction of mobile number portability, or MNP, which enables mobile subscribers in Hong Kong to retain their telephone numbers when they switch to different service providers. Also, the market is one of the most mature in the world with mobile penetration rate of over 105% as of December 31, 2004. We believe that currently the three largest operators collectively have a market share of approximately 59% of the subscribers in the mobile communications market in Hong Kong. Their pricing policies have affected and could in the future significantly affect our tariff pricing and our ability to generate sufficient revenue. There have been periods of extreme price competition or "price wars" among Hong Kong wireless communications providers, which have generally been initiated by our competitors. If our competitors adopt further tariff lowering strategies, such as providing substantial handset subsidies and free airtime, our subscriber churn rates may increase and our tariff revenue will be adversely affected.

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

        Hutchison, which is one of the four 3G licensees in Hong Kong, has launched its 3G services since January 2004 and has offered very substantial handset subsidies and attractive service tariff plans to attract new customers and to migrate existing 2G customers to 3G customers. The other two 3G licensees, Smartone and CSL, launched their 3G services in December 2004. We launched our initial 3G service in June 2005. We face severe market competition in the 3G marketplace, and we expect that competition will continue to be intense as a result of the possible entry of new competitors, consolidation of market leaders and the rapid development of new technologies, products and services. Our ability to compete successfully will depend on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors. Future business combinations and alliances in the telecommunications industry may create significant new competitors and could harm our business and results of operations.

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

  interruption, delay or cessation in service to our customers;
  compromised security of confidential information of our customers; and
  costly litigation.

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

        Exposure to such security concerns is heightened as Hong Kong and PRC law relating to liability under such circumstances is relatively new and untested. In addition, we do not carry "errors and omissions" or other insurance covering losses or liability caused by computer viruses or security breaches, which under certain circumstances could mitigate damages that we may suffer. If we incur any such losses or liability, our operating results, financial condition, business and prospects also may be adversely affected.

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

        We are subject to the rules and regulations of the HKTA, which regulates the telecommunications industry in Hong Kong and the Office of Telecommunications Authority, or OFTA, which assists the HKTA in enforcing and administering the Telecommunications Ordinance. The HKTA's authority includes regulating and licensing telecommunications facilities and managing the radio frequency spectrum. If the HKTA determines that we have violated Hong Kong's telecommunications laws or regulations or the conditions of our licenses, the HKTA has the power to suspend or cancel our licenses or take other action against us. We are also subject to various other rules, laws and ordinances applicable to companies operating in Hong Kong, including, for example, laws relating to obscenity and privacy. If we are found to be in violation of these laws, we may face judgments or penalties. In addition, our licenses have fixed duration, and we may not be granted renewals. The Chief Executive in Executive Council may also cancel or suspend licenses if he considers it in the public interest to do so. Furthermore, if the HKTA changes its existing telecommunications regulations or policies such as those governing interconnection or competition, our results of operations, our financial condition, business and prospects could be adversely affected.

        If we are found to be in violation of our license conditions or any applicable laws or regulations enacted in the future, our business may be severely affected. See "Item 4. Information on the Company — Business Overview — Regulation."

There may be political risks associated with doing business in Hong Kong.

        Our primary facilities and operations are located in Hong Kong. Hong Kong is a Special Administrative Region of the PRC with independent executive, judicial and legislative branches of government. While Hong Kong should enjoy a high degree of autonomy from the PRC under the principle of "one country, two systems," the erosion in Hong Kong's autonomy and developments in the PRC have in the past adversely affected and may in the future adversely affect the political and economic environment in Hong Kong.

The state of Hong Kong's economy may affect our performance and financial condition.

        We generate substantially all of our revenue from operations in Hong Kong. Our future performance will depend in large part on Hong Kong's future economic growth. Adverse developments in Hong Kong's economy or in political or social conditions in Hong Kong may have an adverse effect on our number of subscribers, usage per subscriber and results of operations. In addition, a deterioration of economic, political or social conditions in Hong Kong could have an adverse effect on the prices of our ordinary shares and the ADSs. The Hong Kong economy has experienced considerable volatility since the second half of 1997.

        The economy of Hong Kong is significantly affected by developments in the PRC and elsewhere in the Asia-Pacific region and the United States. The PRC economy may experience adverse economic developments and other regional or local economies may deteriorate further and this would have an adverse impact on Hong Kong's economy.

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

        While the Hong Kong government has continued to support a pegged value which was historically at approximately HK$7.80 = US$1.00 and was recently revised to a trading band of HK$7.75 to HK$7.85 = US$1.00. We cannot assure you that these policies will not change. As of December 31, 2004, the exchange rate between Hong Kong dollars and Renminbi was approximately HK$1 = RMB1.06.  While the PRC government has not appreciated the Renminbi, or the RMB, since January 1, 1994, we cannot assure that these policies will not change.  Appreciation of the Renminbi will increase our cost of operating our subsidiary in Shenzhen, China.

The unpredictability of our periodic results may adversely affect the trading price of our securities.

        Our revenues and operating results may vary significantly from period to period due to a number of factors, some of which are outside of our control. Some of these factors include:

  fluctuation in demand for our services;
  introduction of new technologies and services by our competitors;
  changes in our pricing policies, particularly in response to aggressive pricing by our competitors;
  our ability to introduce, develop and deliver our products and services that meet customer requirements in a timely manner; abnormally high marketing expenses associated with new services; and
  general economic conditions in Hong Kong and elsewhere in Asia.

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

Risks Relating to the Ordinary Shares and the ADSs

Our Ordinary Shares and ADSs may be withdrawn from the Hong Kong Stock Exchange and deregistered from Nasdaq.

As a result of the acquisition by PCCW of a controlling stake in us, PCCW is required to make a mandatory cash tender offer for our shares.

  In the event that PCCW is unable to purchase all our issued shares and our shares as held by the public represent less than 25% of our issued shares, trading in our shares may be suspended until a sufficient level of public float is attained, and if you are still a shareholder, you will lose liquidity in your shares.
  If PCCW is able to acquire more than 90% of our outstanding disinterested shares, PCCW intends to avail itself of the compulsory purchase provisions of the Companies Law (2004 Revision) of the Cayman Islands, which would permit PCCW to compulsorily acquire the balance of our shares. In such event, and subject to the applicable provisions of the Hong Kong Takeovers Code and the Listing Rules, our shares will be withdrawn from the Hong Kong Stock Exchange and Nasdaq.
  If PCCW is unable to acquire more than 90% of our outstanding shares, PCCW may either seek a withdrawal of listing of our shares from the Hong Kong Stock Exchange, or take such steps as necessary to ensure, or procure that we maintain an adequate public float so as to comply with the applicable requirements of the Listing Rules. Any withdrawal of listing of our shares from the Hong Kong Stock Exchange as contemplated in this paragraph will require a resolution passed by a majority of at least 75% of the votes cast at a shareholders' meeting of our independent shareholders (being shareholders other than any controlling shareholder, director or chief executive of SUNDAY) and not voted against by more than 10% of the votes cast at such meeting. As of June 22, 2005, PCCW has not made a determination whether to maintain the listing of SUNDAY on the Hong Kong Stock Exchange or to privatize SUNDAY in such event.

        If PCCW is unable to acquire all of our shares, our remaining shareholders may experience a significant decrease in the liquidity of our shares. We cannot assure you that PCCW will not take steps to deregister our ADSs from Nasdaq, irrespective of the outcome of the tender offer.

Like other companies in the telecommunications industries, our stock price may be volatile.

        The price of our ordinary shares or ADSs may fluctuate as a result of variations in our operating results. If the trading volume of our ordinary shares or the ADSs is low, the price fluctuations may be exacerbated. Since our viability is intricately linked with technology and our businesses are to a great extent driven by technology, the price of our ordinary shares or ADSs may rise and fall in tandem with announcements of technological or competitive developments, acquisitions or strategic alliances by us, our competitors or our suppliers. The prices of our ordinary shares or ADSs, as are typical of those of companies in the high technology and telecommunications sectors, are also prone to news regarding the gain or loss of a significant customer, key personnel or sales orders as well as changes in securities analysts' estimates of our financial results or recommendations.

The sale or the possible sale of a substantial number of our ordinary shares or ADSs in the public market could adversely affect the prices of our ordinary shares and ADSs.

        Currently, we have 2,990 million ordinary shares outstanding (including those represented by ADSs). A substantial amount of our ordinary shares are held by shareholders who may be considered to be our affiliates pursuant to Rule 144 of the U.S. Securities Act of 1933, as amended, or the Securities Act. The ordinary shares held by the shareholders other than by the affiliates are freely tradable. The ordinary shares held by our controlling shareholders may also be sold in the United States subject to the restrictions of Rule 144 under the Securities Act or outside the United States. If any shareholder sells or is perceived as intending to sell a substantial amount of their ordinary shares, the market prices for our ordinary shares and ADSs could be adversely affected.

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

Item 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT

        SUNDAY Communications Limited was incorporated in the Cayman Islands on November 24, 1999 as a company with limited liability under the Companies Laws (Revised) of the Cayman Islands. Our principal executive office is located at 13/F Warwick House, TaiKoo Place, 979 King's Road, Quarry Bay, Special Administrative Region of Hong Kong, the PRC.

        Pursuant to a group reorganization, or the Reorganization, completed on February 24, 2000 to rationalize the group structure in preparation for the dual listing of SUNDAY's ordinary shares on the Stock Exchange of Hong Kong and The Nasdaq National Market, SUNDAY became the holding company of the SUNDAY group.

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

        Mandarin Communications Limited, or Mandarin, was incorporated in Hong Kong as a company with limited liability in November 1994. Mandarin holds a public radiocommunication service license for personal communications service, or PCS, and is engaged in the provision of wireless communications, data services and the sales of mobile phones and accessories in Hong Kong. Mandarin is the main operating entity in the group.

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

        We are a developer and provider of wireless communications and data services in Hong Kong. We were granted a license in July 1996 to construct and operate a digital PCS network, and began commercial operations in September 1997 when we introduced our GSM 1800 mobile telephone services. We offer our services under the brand name "SUNDAY", a highly recognized brand name in Hong Kong. Since early 2000, we have started launching various wireless data services through which our subscribers could enjoy ringtone or logo downloads, quiz games, message dedication or participate in mobile community chat by the use of short messaging services or media messaging services. We were also granted a mobile carrier license in Hong Kong in October 2001 to construct and operate a 3G network. On June 12, 2005, we launched our 3G data card service.

Acquisition by PCCW

        On June 13, 2005, our former shareholder, Distacom Communications Limited, or Distacom, and their wholly owned subsidiary, Distacom Hong Kong Limited, or Distacom HK, entered into a sale and purchase agreement with PCCW Limited, or PCCW, or the First Agreement, whereby PCCW agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Distacom HK agreed to sell an aggregate of 1,380,000,000 shares in SUNDAY, representing approximately 46.15% of our issued share capital, for the consideration of HK$897,000,000 in cash, being a price of HK$0.65 per share. On the same date, our former shareholder, USI Holdings Limited, or USI, and their wholly owned subsidiary, Townhill Enterprises Limited, or Townhill, entered into a separate sale and purchase agreement with PCCW, or the Second Agreement, whereby PCCW agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Townhill agreed to sell an aggregate of 410,134,000 shares, representing approximately 13.72% of our issued share capital, for the consideration of HK$266,587,100 in cash, being a price of HK$0.65 per share. Completion of the First and Second Agreement took place simultaneously on June 22, 2005.

        As a result, as of June 22, 2005, PCCW is interested in an aggregate of 1,790,134,000 shares, representing approximately 59.87%. of our existing issued share capital. Under the Hong Kong Takeovers Code, PCCW is required to make a mandatory cash tender offer for all of our shares not already owned. Accordingly PCCW has indicated that it will make a mandatory cash tender offer for all of our issued shares with an offer price of HK$0.65 per share, which is the same as the price paid by PCCW to Distacom HK and Townhill for each share  purchased under the First Agreement and the Second Agreement.

        If, pursuant to PCCW's tender offer for our shares, the shares that are not purchased by PCCW and remain as held by the public should represent less than 25% of our issued shares, trading in our shares on the Hong Kong Stock Exchange may be suspended until a sufficient level of public float is attained. In the event that PCCW is able to acquire more than 90% of our outstanding disinterested shares, PCCW has indicated that it intends to avail itself of the compulsory purchase provisions of the Companies Law (2004 Revision) of the Cayman Islands, which would permit PCCW to compulsorily acquire the balance of our shares. In such event, and subject to the applicable provisions of the Hong Kong Takeovers Code and the Listing Rules, our shares will be withdrawn from the Hong Kong Stock Exchange and will be delisted from Nasdaq and will be deregistered under the Securities Exchange Act of 1934, as amended. If PCCW is unable to acquire more than 90% of our outstanding disinterested shares, PCCW has indicated that it may either seek a withdrawal of listing of our shares from the Hong Kong Stock Exchange, or take such steps as necessary to ensure or procure that we maintain an adequate public float so as to comply with the applicable requirements of the Listing Rules. Any withdrawal of listing of our shares from the Hong Kong Stock Exchange as contemplated in this paragraph will require a resolution passed by a majority of at least 75% of the votes cast at a shareholders' meeting of our independent shareholders (being shareholders other than any controlling shareholder, director or chief executive of SUNDAY) and not voted against by more than 10% of the votes cast at such meeting. As of June 22, 2005, PCCW has not made a determination whether to maintain the listing of SUNDAY on the Hong Kong Stock Exchange or to privatize SUNDAY in such event.

        PCCW has indicated that it intends that the SUNDAY group will continue with its existing core business of development and provision of wireless communications and data services in Hong Kong.

        On June 14, 2005, Huawei further increased its interest from 212,488,000 shares, or approximately 8.0% to 296,416,000 shares or approximately 9.91% of our total shares in issue.

        With effect from on or about July 8, 2005, new directors will be appointed to the SUNDAY board. In addition, pursuant to the First Agreement and Second Agreement, with effect from on or about July 29, 2005, certain of our existing directors and other individuals related to Distacom and USI will resign as directors of SUNDAY and other subsidiaries of SUNDAY on which they currently serve as directors.

        PCCW

        PCCW is a major telecommunications service provider in Hong Kong and is one of Asia's leading integrated communications companies. It is incorporated in Hong Kong and through its group companies, provides local and international telecommunications services, internet and interactive multimedia services, the sale and rental of telecommunications equipment and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in the People's Republic of China.

Procedures for Mandatory Cash Tender Offer

        On or about July 8, 2005, PCCW will, through Citigroup Global Markets Asia Limited, make a mandatory unconditional cash tender offer to acquire all our issued shares not already owned by or agreed to be acquired by PCCW on the following basis. PCCW will also make an appropriate offer or proposal to the holders of our outstanding share options. PCCW will, together with us, prepare a composite offer document setting out, inter alia, the terms and conditions of the offer and the form of acceptance and transfer of the shares. Such offer document will be sent to our shareholders on or about July 8, 2005.

        The offer price to our shareholders will be the same as the price payable by PCCW for each share purchased under the First Agreement and the Second Agreement. The offer price represents:-

(a) a premium of approximately 22.64% to the closing price of HK$0.53 per share as quoted on the Hong Kong Stock Exchange on June 10, 2005;

 (b) a premium of approximately 29.61% to the average closing price of HK$0.5015 per share for the ten trading days up to and including June 10, 2005;

 (c) a premium of approximately 35.84% to the average closing price of HK$0.4785 per share for the last 30 trading days up to and including June 10, 2005;

(d) a premium of approximately 176.24% to the audited consolidated net asset value as of December 31, 2004 of SUNDAY of approximately HK$0.2353 per share as stated in the annual report of SUNDAY.

        As at June 13, 2005, there were 2,990,000,000 shares in issue. On the basis of the offer price of HK$0.65 per share, the entire issued share capital of SUNDAY is valued at approximately HK$1,943.5 million. On the basis of the 1,199,866,000 shares which are subject to the offer and the offer price of HK$0.65 per share, in the event that the offer is accepted in full, the aggregate amount payable by PCCW will be approximately HK$779.9 million.

Shareholding Structure of SUNDAY before and after Completion of the First Agreement and Second Agreement

			Issued shares immediately		Issued shares immediately
	Issued shares at June 22, 2005		following completion of the		following completion of the
			First Agreement		Second Agreement
	(No. of shares)%		(No. of shares)%		(No. of shares)%

Distacom HK	1,380,000,000	46.15	-	-	-	-
Townhill	410,134,000	13.72	410,134,000	13.72	-	-
Huawei Tech Investment Co., Limited	296,416,000	9.91	296,416,000	9.91	296,416,000	9.91
PCCW	-	-	1,380,000,000	46.15	1,790,134,000	59.87
Public	903,450,000	30.22	903,450,000	30.22	903,450,000	30.22
Total	2,990,000,000	100	2,990,000,000	100	2,990,000,000	100

Regulatory oversight by the Hong Kong Telecommunications Authority

        Under Section 7P of the Hong Kong Telecommunications Ordinance, or the Ordinance, the Hong Kong Telecommunications Authority, or the HKTA, has jurisdiction over certain mergers and acquisitions involving telecommunications carrier license and proposed shareholder changes in relation to such licenses. Where the HKTA can demonstrate on the balance of probabilities that a particular transaction has or is likely to have the effect of substantially lessening competition in a telecommunications market, the HKTA may refuse to give consent or otherwise give consent subject to conditions.

        Prior to the acquisition by PCCW, the HKTA provided a "no-objection letter" stating that it did not consider likely that the acquisition of our shares from Distacom HK and Townhill by PCCW would result in a significant lessening of competition in any relevant market for telecommunication services, and that it did not intend to object to the acquisition of shares from Distacom HK and Townhill or launch a formal investigation. However, there remains a legal possibility under the terms of the Ordinance that if it were to consider that the acquisition has, or is likely to have, the effect of substantially lessening competition in the telecommunications market, the HKTA is empowered under the terms of the Ordinance to direct us to take such action as the HKTA considers necessary to eliminate or avoid the effect of any substantial lessening of competition in the telecommunications market resulting from the acquisition. The HKTA retains such right for two weeks following the completion of the First and Second Agreement. If the HKTA were to determine that the acquisition has, or is likely to have, the effect of substantially lessening competitive, this could result in a delay to the offer timetable.

Business Development

        The wireless communications market in Hong Kong remained highly competitive during 2004, with operators offering extensive handset subsidies and discounted tariffs to attract consumers. Recognizing the short-sightedness of competing aggressively on price for customers in the mass market, we concentrated on preparing for the launch of our 3G services and the consequent migration of our subscriber base to our 3G services.

        We continue to make the provision of high quality service our priority. We continued to upgrade our existing 2.5G network in 2004 to improve the network coverage. We also continued with our monthly surveys of quality of our service, using professional market research firms. The data and analysis collected from such surveys was analyzed to identify ways to improve our network quality and customer service. As a result, in 2004, we garnered a number of customer service awards from a variety of organizations. These included the "Best-in-Class" award from the Asia Pacific Customer Service Consortium and a total of ten group and individual awards from Hong Kong's Call Centre Association.

        In developing our marketing strategy, recognizing the potential of 3G technology, we moved away from the commoditized product offerings applicable to the 2G voice market, towards more targeted and content based services. Hence our operations are organized around customer segments which centre on demographic attributes, such as age, ethnicity and lifestyle as well as customer behavior patterns. We introduced a broad range of new wireless data applications and services based on the general packet radio service, or GPRS, technology in the fourth quarter of 2002. In 2003, we expanded our proprietary "Location Based Services," or LBS. In the corporate segment, we made good progress as the market leader in enterprise LBS applications for logistics and field service dispatch. In the mass market, we launched "Family Watch" and "SARS updates," applications which attracted considerable attention. In the youth segment, we launched interactive LBS games. We also launched other innovative services such as wireless LAN roaming services for business customers, which allows customers to access the internet via GPRS or wireless LAN. In May 2004, we introduced the "BOBO" mobile lifestyle service which is designed specifically to appeal to the "urban elites" in Hong Kong.

        The success of the strategy was demonstrated in 2004 by a 32% increase in data services revenue, which accounted for 8% of our mobile service revenues, and reduced churn. We also believe that the introduction of these wireless data services is an important precursor to our 3G services, as such services prepare the consumer market for the specialized multimedia mobile services products to be delivered through 3G, thus facilitating acceptance by consumers of our 3G product offerings.

        We also have a highly efficient operation. The measures we have taken over the past three years, notably the establishment of SUNDAY Shenzhen, our service centre in Shenzhen, mainland China, in 2002, continues to enable us to improve our efficiency each year, as outlined in "Item 5. Operating and Financial Review and Prospects - Operating Results - Results of Operations."

        We have moved quickly to capitalize on the rapid changes in the industry that have seen powerful new entrants emerge in recent years. In May 2004, we entered into the Supply Contract for the supply and installation of a mobile communications network and associated services, and the Facility Agreement with HTIC, a subsidiary of Huawei, to provide us with a turnkey solution for our 3G business and the required financing. We entered into a supplemental agreement to the Supply Contract, or the Supplemental Supply Agreement, and the Amendment and Restatement Agreement in November 2004 to increase the equipment supply value and the related credit facility for such supply from HK$859 million to HK$1,208 million to further expand and improve our 3G network coverage. Huawei is one of the leading telecommunications equipment manufacturers, and is based in Shenzhen, China. Our partnership with Huawei has given us strengths in areas that will be critical to our success in the 3G arena, such as access to an IP core network platform, 3G service creation as well as an end-to-end solution. The proximity of Huawei's base in Shenzhen to Hong Kong gives us a significant advantage over our competitors in developing tailor-made services and launching them quickly.

        As a group operating in Hong Kong, we believe SUNDAY will be in an advantageous position to exploit opportunities in the China market, which is steadily liberalizing following the country's accession to the World Trade Organization. We may also benefit from the increasingly close economic links between Hong Kong and mainland China. For example, the PRC government and the Hong Kong government have concluded a Closer Economic Partnership Arrangement, or CEPA, in June 2003 with the aim of fostering increased economic links between the two regions.

Capital Expenditure

        Our digital GSM 1800 mobile network is complete and is GPRS-enabled. While we will continue to allocate capital expenditures to further develop and maintain our existing mobile network, we expect total capital expenditure for such traditional mobile network purposes to decline relative to the total amounts spent since our inception. We incurred capital expenditure of approximately HK$339 million in 2000, HK$119 million in 2001, HK$168 million in 2002 and HK$122 million in 2003. Such capital expenditure was mainly funded by cash flows generated from operating activities and proceeds from the global offering in 2000.

        Following the investments already made to expand coverage and provide capacity for GPRS services, the increase in capital expenditure incurred in 2004, which amounted to HK$356 million, mainly related to the commencement of the 3G network rollout. Under the Supply Contract, the 3G network was to be supplied and installed over a maximum period of three years.

        Such capital expenditure for the 3G network and services will be mainly funded by cash flows generated from operating activities and the loan facilities provided by HTIC pursuant to the Facility Agreement and the Amendment and Restatement Agreement. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Certain Indebtedness - Loan Facilities" for details.

        We expect that capital expenditure in 2005 will increase further as our 3G network will be substantially completed in 2005. It is expected that the total capital expenditure for the construction of the 3G network over the three-year period up to 2006 will amount to HK$1.2 billion.

4.B BUSINESS OVERVIEW

        We operate mainly in the mobile communications business (including the sales of mobile phones and wireless data services) in Hong Kong.

Mobile Communications Business

        We are a wireless service provider in Hong Kong, having commenced commercial operations in mobile communications in September 1997. We operate a GSM 1800 network which is also GPRS ready, and offer a broad range of wireless communications and data services targeted to specific market segments in Hong Kong. We have established a strong and unique identity for our "SUNDAY" brand and received numerous awards for our marketing and advertising efforts.

Subscribers

        For the years ended December 31, 2002, 2003 and 2004, our total subscribers grew at rates of 9%, 9% and 4%, respectively. Our subscriber growth has significantly slowed since 2002 because the mobile communications market in Hong Kong during the past two years has shifted from a high-growth mass market to one characterized by saturation of penetration.

        The following table sets out selected information regarding our mobile subscriber base for the years ended December 31, 2002, 2003 and 2004:

	Year Ended December 31,
	2002	2003	2004
Average monthly churn rate(%)(1)	5.4%	5.0%	3.9%
Total number of prepaid and post-paid subscribers	603,000	660,000	684,000
Year on year subscriber growth rate (%)	9%	9%	4%
Total number of mobile subscribers in Hong Kong(2)	5,714,000	6,532,000	7,229,000
Market share(%)(3)	10.6%	10.1%	9.5%
Hong Kong market penetration(%)(4)	84.2%	95.9%	105%
Average monthly ARPU (HK$)(5)	209	201	180

____________

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

(5) Monthly average revenue per user, or ARPU, or the monthly average revenue from mobile services per post-paid subscriber, is computed by dividing total revenue from mobile services for the month (including airtime revenue, value-added and enhanced services revenue, revenue from airtime for roaming and international long distance calls that terminate at our subscribers' mobile phone numbers, as well as from airtime revenue arising from foreign subscribers roaming on our mobile network, but excluding subscription fees paid in advance, deposit payments and revenue from sales of mobile phones and accessories and prepaid SIM cards) by the daily weighted average number of mobile services post-paid subscribers for the month. Average monthly ARPU is the sum of ARPU for each month in the period divided by the number of months in the period.

Services and Products

        We offer our mobile subscribers basic airtime services, value-added services, enhanced services, short messaging services, wireless data services, roaming services and international long distance calling services. We also sell mobile phones and accessories.

Basic Services

        Our basic services include connecting a subscriber's mobile phone to our network and providing airtime for incoming and outgoing voice and data transmissions whenever the subscriber makes or receives a call on the mobile phone. We charge customers for these basic services and other services through our tariff plans and prepaid cards.

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

        As of December 31, 2004, the basic tariff plans offered to new subscribers (excluding the $10 monthly fee for MTR/tunnels/ mobile service license fees) are set out below:

	Free Airtime
Plan	Normal Airtime	Intra-network Airtime
	(minutes)	(minutes)
HK$50	300	-
HK$68	500	-
HK$88	800 *	200
HK$108	900 *	800
HK$138	1,100 *	1,000
HK$188	1,700 *	1,100
HK$258	2,600 *	1,100
HK$388	3,600 *	1,300
HK$488	4,700 *	1,700

* extra 300 minutes of normal airtime for the first 12 months

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
  SUNDAY Games bring a real life "game store" experience to mobile phones through new collections of Java games.
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

        To support our segmentation strategy, we expanded the application of our propriety LBS. We made good progress in the corporate segment as a market leader in enterprise LBS applications for logistics and field services management. In the mass market, we launched the "Family Watch" service that allows family users to locate each other. We are also the first operator in Hong Kong to offer an unlimited GPRS package and wireless LAN roaming services. Revenue of wireless data services grew by 32% during 2004 and accounted for 8% of our mobile service revenues.

        We believe that introducing a broad range of wireless data services is an important development in providing specialized products and services to individual consumer segments, and is a vital step in ensuring a successful launch of 3G services. We believe that the data services we have introduced to date are an important precursor to our 3G services, since 3G technology is expected to move more consumers away from the mass market of mobile voice communications towards more tailored multi-media mobile services.

        We believe that our fundamentals are in place for the launch of our 3G services, such as our strategy on timing, technology and service delivery, which we believe will give us a competitive advantage in the 3G marketplace. We believe that our decision to delay the launch of our 3G services has proven to be prudent. While 3G technology remains available, it has predictably been undermined by teething problems in the 3G networks and in particular by a lack of good mobile phones. The situation is now improving and by the second half of 2005, more advanced mobile phones will be available to all 3G operators from a wide variety of manufacturers. Although other 3G license holders have already launched their services in Hong Kong, our decision to launch in 2005 will coincide with the availability of more advanced mobile phones which we believe will be popular with customers because of their improved functionality and cost.

        On June 12, 2005 we launched our first 3G service, a data card service which was the first in Hong Kong that can provide symmetrical speeds of 384 kbs for both uplink and downlink transmission.

Services Offered Through Our Web Site

        Since 2000, we have provided services through the internet under the brand name "sunday.com" as an extension of our strategy to serve consumers' lifestyle needs through innovative commercial applications of wireless communications technology and to capitalize on the convergence of mobile communications and data technologies.

        In 2001, we launched the "SUNDAY eShop" on our web site, through which customers could subscribe our mobile services and/or purchase mobile phones or prepaid SIM cards online by credit card payments. We also revised our web site and introduced a number of new services for our subscribers to subscribe online. We have partnered with a number of content providers to allow our subscribers to download various ringtones, logos or games to their mobile phones or other mobile devices (such as PDAs). We also launched a range of short messaging services that offer our subscribers the latest news and information, such as weather and news, share prices, flight schedules, horse racing, new movies and music releases. Each of our subscribers can access his or her service subscription profile and make changes at any time through the internet.

        In anticipation of our launch of 3G services in 2005, we revamped our web site to improve its usability and presentation. The new web site was launched in June 2005.

Sales of Mobile Phones

        Through our direct sales force, our retail shops and our independent dealers, we sell mobile phones equipped with a SUNDAY GSM 1800 SIM card, a smart card with personalized subscriber information. We also sell mobile phones (without service subscription) through our retail shops and direct sales force, generally at a higher price. We buy substantially all of our mobile phones from Nokia, Motorola, Sony Ericsson, Mitsubishi and Samsung. We believe that we are not dependent on any single mobile phone supplier. In 2004, in dollar terms, we purchased approximately 29% of our mobile phones from our largest mobile phone supplier, and the top five mobile phone suppliers in aggregate accounted for approximately 82% of our mobile phone purchases.

        Historically, we have resisted offering routine handset subsidies but would offer subsidy programs from time to time to respond to handset rebate programs introduced by our competitors for new consumer acquisition and for retention. We have seen an increased use of handset promotions in the market since 2004. For a discussion of our handset subsidies, see "Item 5. Operating and Financial Review and Prospects — Operating Results — Operating Revenues — Sales of mobile phones and accessories."

Network

        We operate an intelligent mobile network on the GSM 1800 MHz frequency with over 1,100 cell sites located throughout Hong Kong. Nortel is our principal network infrastructure equipment supplier for our 2G/2.5G network and to date has accounted for approximately 70% of the total costs of our 2G/2.5G network infrastructure and equipment The network is designed to provide ubiquitous network coverage in Hong Kong and extensive roaming coverage worldwide. With the infrastructure provided by Nortel, together with our applications, we are able to pinpoint the location of a wireless communication device within a fairly precise geographic range. The cell site is mainly connected via a leased fixed transmission link to a "base station controller", which provides connection to a number of cell sites. We currently have 22 base station controllers and five mobile switches located in two switching centers.

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

        To improve our network coverage, we established a dedicated task force to monitor enhancement of our network performance. We increased the number of cell sites by over 21% during the past three years. Although we have increased the number of cell sites, our network operating costs over the past three years decreased mainly through continuous price negotiations with our network service providers and vendors.

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
  Java SIM Card — We adopted the 32 Kb Java SIM Card technology in December 1999.
  WAP — We integrated Wireless Application Protocol-related software and WAP-related applications into our network and servers and started offering our "SO WAP" data services in January 2000.
  GPRS — Our network has been GPRS ready since 2000 and we launched commercial services in October 2002.

        We started the construction of our 3G network in 2004. As of June 2005, we have rolled out our 3G data card service, and our 3G network has been substantially installed with all supporting service platforms and billing systems in place. We plan to make minor enhancements to the 3G network at the end of 2005. Upon completion of such enhancements, which is expected by the first quarter of 2006, our 3G network will be ready to carry high speed downlink packet access technology, which can offer faster download speeds and will open our mobile networks to a wider range of multimedia services.

        Our decision to select Huawei as our technology partner has proven to be a discriminating choice. At the time, we selected Huawei based on their technical skills and attractive commercial terms. Since then, Huawei has exceeded our expectations in respect of technical quality, vendor responsiveness and overall commercial support. In November 2004, we signed expanded supply terms with HTIC for the supply of the 3G network.

Competition

        We compete with five other digital mobile operators who are licensed to provide 2G mobile communications services in Hong Kong. Of these, the largest operators are Hutchison Telecommunications (Hong Kong) Limited (which operates under the consolidated brand name of "3" for all mobile services, including 2G and 3G services), Hong Kong CSL Limited (which operates under the brands "1010" and "One2free") and SmarTone Telecommunications Holdings Limited (which operates under the brand "SmarTone"). Both Hong Kong CSL and SmarTone were unsuccessful in obtaining PCS licenses in 1996 but later acquired two companies which were successful in doing so. We believe that currently these three operators collectively have a market share of approximately 59%. The eight networks of these three operators utilize different technologies and frequency bands, namely GSM 900, GSM 1800, TDMA and CDMA, and these companies have merged some of their networks to allow subscribers with dual band and tri-band mobile phones to roam seamlessly between such networks. As operators of the older GSM 900 networks, these three operators commenced operating mobile services between four and 12 years earlier than us.

        The three remaining operators are SUNDAY, Peoples and New World. These operators all operate the GSM 1800 networks, which were licensed by OFTA in 1996, and all commenced commercial operations during 1997.

        In October 2001, the HKTA granted four 3G licenses to SUNDAY 3G, Hong Kong CSL Limited, Hutchison 3G HK Limited and SmarTone 3G Limited for the construction of the 3G network and provision for 3G services and applications in Hong Kong. Hutchison launched its 3G services in Hong Kong in January 2004, and the other two 3G licensees launched their 3G services in December 2004.

        The 3G tariff plans launched by Hutchison currently include large bundles of data products like video, text messages, multimedia video news and wireless data downloads. To attract subscribers, Hutchison competitively priced its 3G data and voice service packages on a comparable basis with 2G and 2.5G pricing. By May 2005, Hutchison acquired around 325,000 3G subscribers while each of CSL and SmarTone had less than 20,000 3G subscribers. 3G handsets were initially in short supply, however, since Hutchison's launch, more models have been available since 2004 with longer battery time and more features.

Retail International Long Distance Calling Services Business

        Starting September 1999, we provided retail international long distance calling services using the name "SUNDAY 1622" Any wireline or non-SUNDAY mobile user who has registered for our "SUNDAY 1622" service can access our international long distance calling services by dialing "1622" followed by the number they wish to reach. In addition, international calls from Hong Kong originating from our mobile subscribers have been routed automatically through our international switching facilities since July 1999. Since 1999, we have a prepaid card service that enables purchasers of the card, denominated in stored values of HK$50 or HK$100, to use our SUNDAY 1622 service on a prepaid basis without the need to register as a subscriber.

Marketing, Sales and Distribution

Marketing

        Since inception, we have pursued a strategy of producing a single, strong and highly visible brand name. We have marketed "SUNDAY" as a provider of wireless communications and data services suitable for a highly active and mobile way of living. We use original, bright, unconventional and humorous advertising by direct mailing and via various media, including billboards, television, magazines and newspapers.

        Since we launched our commercial operations in late 1997, we believe that the "SUNDAY" brand name has become and continues to be one of the most well-recognized in Hong Kong.

        We received many awards from the advertising industry in recognition of our brand. In 2001, we were awarded the well recognized Kam Fan Award for our strategic brand building campaign by the Association of Accredited Advertising Agents of Hong Kong. We were awarded the Gold Prize and Citation for Outstanding TV Campaign in the Hong Kong Management Association/TVB Awards for Marketing Excellence 2000. In an annual survey reported in Media, we also ranked second (after McDonald's) in Hong Kong in television advertisement recall for 2000 and won Media's Asian Advertising Campaign of the Year in 2000.

        In 2004, we appointed a new advertising agency to advise us on our launch of 3G services and to develop a new brand positioning. We believe that the 3G technology promises a wide variety of entertaining content, intriguing handsets and innovative services, combined with ease of use. We believe that such promised characteristics of the 3G technology aligns closely with perceptions of our brand, thus creating synergies in our advertising strategy and giving us an advantage in the marketplace.

Sales and Distribution

        We sell our mobile services and handsets and provide after-sales service to customers primarily through our retail outlets and the customer service centre. In 2000, we began directing our successful marketing and brand strategy to focus on expanding distribution and sales channels. During 2000 and 2001 we aggressively expanded our distributions network coverage and broadened the use of different distribution channels during 2000 and 2001. As of December 31, 2004, we had 23 retail shops located at high-traffic locations as compared with 12 at the start of 2000. We also sell mobile services and handsets to our corporate and individual customers through our own direct sales force.

        We have entered into agreements with various independent dealers in Hong Kong to sell our mobile services and handsets on a non-exclusive basis. Dealer commission rates are based on quality and quantity targets. We defer commission payments and pay our dealers in installments, provided that the relevant subscriber account is still active at the time the commission payment is due.

        As of December 31, 2004, our rechargeable stored value SIM cards were carried in over 1,000 retail outlets, including dealers' shops, convenience stores and chain stores.

        Our retail shops generated approximately 61% of our new mobile subscribers in 2004. For the same period, our direct sales team generated approximately 24% of our new subscribers, and independent dealers generated approximately 15% of our new subscribers.

        We provide training, quality assurance and incentive programs (including a commission scheme) for our sales force. We also provide marketing support for our independent dealers through advertising product demonstrations. Our monthly service surveys also help monitor our customer service operations and sales services in our retail shops and by our direct sales team.

Customer Service

        We aim to provide good quality customer service. We provide user-friendly and easy-to-access customer service through our 24-hour hotline and our retail outlets. Inquiries regarding account balances, billing and service information and usage are handled by an integrated voice response system and customer service operators. We also provide limited repair services of certain mobile telephones at our repairs center.

        We established an operations center in Shenzhen, China in 2002 to provide various support services, including the customer service hotline and administration functions. This new center has helped us reduce our operating costs by leveraging the lower labor costs in mainland China as well as improve the productivity and service quality of our customer service function.

Billing and Subscriber Management

        We have a billing and customer management system that handles our mobile and wireless data services from a common, convergent, platform as well as an enterprise data warehouse and business intelligence system that permits us to analyze the effect of tariff packages, promotional and advertising campaigns and subscriber usage patterns thereby assisting in the development of new services and marketing strategies.

        We bill our mobile subscribers on a monthly basis in arrears for excess airtime and enhanced services, and in advance for fixed monthly charges, including value-added services. All of our billings are in Hong Kong dollars and may be settled in cash, or by credit card, auto payment, check, electronic payment system or payment by phone. In 2001, we launched e-bills whereby instead of mailing the monthly statements of account to our customers, we send short messages to our subscribers or e-mails to the registered e-mail addresses of most of our customers informing them the outstanding amounts payable. Our customers may also inquire their usage and outstanding balances by calling our hotline, or accessing the "sunday.com" web site through the internet, or by fax-on-demand.

        In 2002, we further introduced new billing tools, achieving greater efficiency and cost savings in billing management and providing better response to billing related inquiries from subscribers. As a result, we received "Outstanding Billing Implementation - Telecoms" award in Tarifica's Billing Magazine Globe Awards 2002.

        The user needs and requirements for the billing system would be very different in respect of 3G services and applications. As such, we have been implementing a new billing system in phases since 2004 to replace the existing system. The existing billing system will remain in operation until we have completed a full migration of our billing operations to the new filing system. As of June 2005, the new billing system is undergoing user testing, and we expect that it will be ready to support the 3G service launch Similar to any new system rollout, we expect to encounter minor teething problems. To minimize the possibility of any adverse impacts to our business operations the system vendor in the short-term period after the launch of the new billing system, we have arranged for intensive follow-up monitoring and instruction by.

        We generally terminate services for subscribers who have accounts that are more than 45 days overdue. Accounts are reinstated only if the subscriber pays all due amounts and a reconnection fee. If a subscriber's account is terminated before its handset subsidy balance is fully rebated, the balance of the amounts to be rebated will be forfeited.

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

        Our provision for bad debts charged to the income statements for 2002, 2003 and 2004 were HK$31.0 million (approximately 2.5% of service revenue), HK$30.2 million (approximately 2.6% of service revenues), and HK$25.6 million (approximately 2.5% of service revenue), respectively. The bad debt provision during the past three years had been fairly stable. For a discussion of our bad debt experience and what measures we have taken, see "Item 5. Operating and Financial Review and Prospects."

Intellectual Property

        We rely on a combination of trade marks, service marks and domain name registrations, copyright protection and contractual restrictions to establish and protect our technologies, brand name and logos, marketing designs and internet domain names. We have registered and applied to register certain trade marks and service marks with the Hong Kong Trade Marks Registry in connection with our mobile communications and international long distance businesses. We also have registered and applied to register certain trade marks and/or service marks with the relevant trade marks registration bodies in Canada, China, Macau, Malaysia, Singapore, South Korea, Taiwan and Thailand. Our registered trade marks and service marks include our brand name, logos and certain advertising features. In relation to domain names, we have registered the "sunday.com" domain name with Network Solutions, which is a principal domain name registration operator for the internet. Our copyrights are principally in the area of computer software for service applications developed in connection with our wireless and wireline communications network platform. We have copyrights to certain designs and materials used in marketing and advertising our mobile communications and enhanced services in Hong Kong.

Regulation

        HKTA is the telecommunications regulator in Hong Kong and is responsible for administering the Telecommunication Ordinance.

        OFTA was established in 1993 under the Telecommunication Ordinance to assist the HKTA in administering and enforcing the provisions of the Telecommunication Ordinance. OFTA's responsibility and functions also include regulating and licensing telecommunication network services and regulating the telecommunications markets in Hong Kong.

        Our indirectly wholly-owned subsidiary, Mandarin, was one of six successful applicants to which the Hong Kong government awarded Public Radiocommunication Service, or PRS, licenses in 1996. This license permits us, among other things, to:

  provide a public mobile radiocommunication service using mobile communication technology in accordance with the GSM 1800 standard;
  establish and maintain a GSM 1800 network; and
  sell mobile telephone and other equipment to subscribers.

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

        The Telecommunication (Amendment) Ordinance 2000, or the TAO 2000, came into operation on June 16, 2000. The TAO 2000 brought significant amendments to the Telecommunications Ordinance in certain areas. In particular, the TAO 2000 seeks to enhance competition safeguards in the telecommunications sector, which will be administered and enforced by the HKTA, and, unusually for Hong Kong legislation, embraces antitrust law principles. The competitive safeguards include provisions dealing with anti-competitive practices, abuse of a dominant position, misleading and deceptive conduct and discrimination. The amendments made to the Telecommunication Ordinance also significantly increases penalties for breach of license conditions and legislation. The TAO 2000 also aims to improve interconnection and access arrangements to telecommunications services, streamline licensing procedures and provide the HKTA with powers over 3G spectrum auction and certain telecommunications services and technical areas, such as radio spectrum management. The TAO 2000 also makes amendments which are important for mobile operators, strengthening existing rights to access suitable sites for radio communications installations, provided that an operator fulfills certain criteria, such as public interest requirements, and the HKTA grants authorization. The HKTA will have increased powers to intervene in disputes between operators and those having a legal interest in the potential installation sites, in order to determine the interim fees payable for site access.

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

        The 3G license is valid for 15 years from the date of grant, expiring in 2016. Pursuant to the 3G license, each licensee is required to pay the minimum guaranteed annual fees in arrears. For each of the first five years, the minimum annual fee is HK$50 million. In each of the remaining 10 years, the annual fee would be the higher of 5% of the licensee's turnover attributable to the provision of 3G services or the minimum annual fee amounts indicated below:

	Commencing from	(HK$'000)
6th year	October 22, 2006	60,124
7th year	October 22, 2007	70,249
8th year	October 22, 2008	80,373
9th year	October 22, 2009	90,497
10th year	October 22, 2010	100,622
11th year	October 22, 2011	110,746
12th year	October 22, 2012	120,870
13th year	October 22, 2013	130,995
14th year	October 22, 2014	141,119
15th year	October 22, 2015	151,243

        On the grant of the 3G license, the licensee was required to provide the HKTA with a performance bond covering the next five years' minimum annual fees or the minimum annual fees for the remaining life of the 3G license, whichever is higher. SUNDAY 3G paid HK$250 million in cash upon the grant of the 3G license in lieu of the performance bond for the first five years' minimum annual fees.

        In accordance with the 3G license, we were required to provide a performance bond, equivalent to the 6th year's minimum annual fee, on October 22, 2002. On October 11, 2002, OFTA granted a one-year waiver to us and the other three 3G licensees on the submission of such performance bond. In August 2003, OFTA granted another one-year waiver to us and the other three 3G licensees on the submission of the performance bond in an amount equivalent to the 6th and 7th years' minimum annual fees as required by the terms of the 3G license on October 22, 2003. On October 22, 2004, we submitted the performance bond to OFTA by drawing down on a 3G performance bond facility in an aggregate amount equivalent to the 6th, 7th and 8th years' minimum annual fees.

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

        The relevant sections of the TAO 2003 dealing with mergers and acquisitions came into effect in July 2004. In May 2004, OFTA issued guidelines relating to the handling of mergers and acquisitions by HKTA under the new legislation.

        OFTA is currently in the process of finalizing the telecommunications policies governing Internet Protocol Telephony, or IP Telephony, and broadband wireless access. OFTA held the first round of public consultations on the above topics in 2004. It is expected that OFTA will conduct further public consultations with a view to resolving the technical and implementation issues arising from the implementation of IP Telephony and broadband wireless access in Hong Kong.

        The Hong Kong government liberalized the telecommunications market by introducing more competition to various sectors of the communications industry including the public mobile radio services in the 1980s, the provision and operation of local fixed wireline network services in 1995 and more recently in the real time voice international long distance services.

        Our international long distance business, operated under our "SUNDAY 1622" brand, is carried out under a PNETS (ETS) license. OFTA does not restrict the number of PNETS (ETS) licenses that it will issue. As of June 3, 2005, OFTA had issued around 220 such licenses. A PNETS license is issued for a term of 12 months upon submission of an application to OFTA and the payment of the prescribed fee. It is renewable annually upon payment of a small licensing fee. The HKTA may cancel a PNETS license, including ours, at any time or suspend it for up to 12 months, if a licensee contravenes any provision of the Telecommunication Ordinance or any condition of the license.

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

4.C ORGANIZATIONAL STRUCTURE

        SUNDAY has the following principal wholly-owned subsidiaries as of December 31, 2004:

Name	Place of	Issued and Fully
	Incorporation	Paid Up Capital	Principal Activities
Shares held directly
SUNDAY HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	100 ordinary shares of US$1 each	Investment holding
SUNDAY HOLDINGS (CHINA) CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding
SUNDAY IP HOLDINGS CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding

Shares held indirectly
MANDARIN COMMUNICATIONS LIMITED	Hong Kong	100 ordinary shares of HK$1 each	Provision of mobile and
		and 1,254,000,000 non-voting	other services, and sales
		deferred shares of HK$1 each	of mobile phones and
accessories
SUNDAY 3G HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding
SUNDAY 3G (HONG KONG) LIMITED	Hong Kong	2 ordinary shares of	Licensee of Hong Kong
		HK$1 each	3G license
SUNDAY IP LIMITED	British Virgin Islands	1 ordinary share of US$1	Holding our intellectual
property rights and
trade marks
SUNDAY COMMUNICATIONS SERVICES (SHENZHEN)	The PRC	US$1,500,000	Provision of back office
LIMITED, or SCSSL(1)			support services to the
SUNDAY group

__________

(1) SCSSL is registered as a wholly foreign-owned enterprise in the PRC and the registered capital of SCSSL has been fully paid up.

        Our principal activities, except for SCSSL which operates in the PRC, are undertaken in one geographical area, Hong Kong.

4.D PROPERTY, PLANT AND EQUIPMENT

We lease and occupy around 36 properties in Hong Kong and the PRC, which we use as offices, retail shops, switching centers, customer service center and warehouse. We also lease and operate over 1,100 cell sites in Hong Kong.

        Our fixed assets have been pledged to HTIC as security for the Facility Agreement since July 2004.

        We started construction of the 3G network in 2004 and as of June 2005, our 3G network has been substantially completed.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion, together with our audited consolidated financial statements and the related notes, beginning on page F-1. Our audited consolidated financial statements have been prepared in accordance with HK GAAP, which differs in certain significant respects from US GAAP. Note 26 to our audited consolidated financial statements provides a description of the significant differences between HK GAAP and US GAAP as they relate to us. Note 26 also provides a reconciliation to US GAAP of consolidated net (loss)/profit and consolidated shareholders' equity. You should also read the information under "Forward-looking Statements" for special information about our forward-looking information.

Introduction

        We are a developer and provider of wireless communications and wireless data services in Hong Kong. Since our formation in 1994, we have pursued a vision that wireless communications would become increasingly pervasive and integrated into consumers' lives. We were one of the first mobile operators in Hong Kong to develop personalized wireless-based services designed for a highly active and mobile way of living. We have used these services to differentiate ourselves from our competitors and attract new subscribers who tend to be responsive to lifestyle marketing and quick to adopt technological innovation.

        We began commercial operation in September 1997 with the introduction of our digital GSM 1800 mobile telephone services under the SUNDAY brand name. We have invested significant resources to build our SUNDAY brand name and have succeeded in making it one of the most well-known brand names in Hong Kong. Our marketing strategy assisted us in building a mobile subscriber base of 684,000 subscribers as of December 31, 2004.

        The Hong Kong mobile communications industry is highly competitive. We believe that currently the three largest operators collectively have a market share of approximately 59%. There have been periods of intense price competition or "price wars" among Hong Kong's wireless communications and other telecommunications service providers. These activities have generally been initiated by our competitors. Many of our competitors have greater resources than we do and may be better positioned than us to launch competitive products and services and to absorb operating losses.

        We experienced net losses since we commenced operations until January 2003, when we started earning net profit on a month to month basis. Our accumulated losses decreased for the first time from HK$3,006.7 million as of December 31, 2002 to HK$2,974.0 million as of December 31, 2004. To maintain profitability, we will need to continue to grow our subscriber base, increase ARPU of our services, improve customer retention, enhance productivity and control costs, successfully develop and introduce new services, such as the rollout of our 3G data card service.

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

        Winning a 3G license in Hong Kong in October 2001 was another important milestone for us. Acquiring the 3G license is an integral part of our long-term strategy to offer an enhanced range of wireless services under the "SUNDAY" brand. In addition to the 3G license, we were allocated 2 x 1.6 MHz of additional 2G spectrum in the 1800 MHz range in March 2002. This has increased our network capacity and has allowed us to further expand our subscriber base and enhance our service quality. We commenced the rollout of our 3G data card service on June 12, 2005.

        As a result of the acquisition by PCCW of a controlling stake in us from our former shareholders, Distacom and USI, PCCW is required under the Hong Kong Takeover Code to make a cash tender offer to acquire the remaining shares that it does not currently own or has agreed to acquire. As a result of the acquisition and such tender offer for our shares by PCCW, we may be delisted from the Hong Kong Stock Exchange and deregistered from Nasdaq. PCCW has stated that it intends for SUNDAY to continue with its existing core business of development and provision of wireless communications and data services in Hong Kong.

        While revenues from wireless voice services are still the dominant source of revenue, we expect that wireless data services will play a more important role in the near future. Revenues from wireless data services grew by 32% in 2004 as compared with 2003.

5.A OPERATING RESULTS

Recently issued accounting standards

        The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, or the new HKFRSs, which are effective for accounting periods beginning on or after January 1, 2005. We have not adopted these new HKFRSs in our financial statements for the year ended December 31, 2004. We have already commenced an assessment of the impact of these new HKFRSs but we are not yet in a position to state whether these new HKFRSs would have a significant impact on our results of operations and financial position.

Recent accounting pronouncements

(i)   HK GAAP

        The HKICPA has undertaken to converge by January 1, 2005 all Hong Kong Financial Reporting Standards HKFRSs with International Financial Reporting Standards IFRSs issued by the International Accounting Standards Board. As a result, the HKICPA has issued a number of new and revised HKFRSs, including Hong Kong Accounting Standards ("HKAS"), HKAS Interpretations ("HKAS-INTs") and HKFRSs, which were aligned with the requirements of IFRSs in effect as at December 31, 2004 in all material respects and are effective for accounting periods beginning on or after January 1, 2005. As a consequence, the corresponding Statements of Accounting Practices ("SSAP") and Interpretations are superseded effective January 1, 2005. The applicable HKFRSs required to be adopted by SUNDAY for the year ending December 31, 2005 are set out below.

HKFRSs issued		Standards superseded

HKAS 1	Presentation of Financial Statements	SSAP 1	Presentation of financial statements
HKAS 2	Inventories	SSAP 22	Inventories
HKAS 7	Cash Flow Statements	SSAP 15	Cash flow statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors	SSAP 2	Net profit or loss for the period, fundamental errors and changes in accounting policies
HKAS 10	Events After the Balance Sheet Date	SSAP 9	Events after the balance sheet date
HKAS 12	Income Taxes	SSAP 12	Income taxes
HKAS 14	Segment Reporting	SSAP 26	Segment reporting
HKAS 16	Property, Plant and Equipment	SSAP 17	Property, plant and equipment
HKAS 17	Leases	SSAP 14	Leases
HKAS 18	Revenue	SSAP 18	Revenue
HKAS 19	Employee Benefits	SSAP 34	Employee benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates	SSAP 11	Foreign currency translation
HKAS 23	Borrowing Costs	SSAP 19	Borrowing costs
HKAS 24	Related Party Disclosures	SSAP 20	Related party disclosures
HKAS 27	Consolidated and Separate Financial Statements	SSAP 32	Consolidated financial statements and accounting for investments in subsidiaries
HKAS 31	Interests in Joint Ventures	SSAP 21	Accounting for interests in joint ventures
HKAS 32	Financial Instruments: Disclosure and Presentation	SSAP 24	Accounting for investments in securities
HKAS 33	Earnings Per Share	SSAP 5	Earnings per share
HKAS 36	Impairment of Assets	SSAP 31	Impairment of assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets	SSAP 28	Provisions, contingent liabilities and contingent assets
HKAS 38	Intangible Assets	SSAP 29	Intangible assets
HKAS 39	Financial Instruments: Recognition and Measurement	SSAP 24	Accounting for investments in securities
HKFRS 2	Share-based Payment	-
HKFRS 3	Business Combinations	SSAP 30	Business combination
HKAS-INT 21	Income Taxes - Recovery of Revalued Non-Depreciable Assets	Interpretation 20	Income taxes - Recovery of
revalued non-depreciable
assets

  We are currently assessing the potential impact that the adoption of the HKAS on January 1, 2005 may have on our financial statements presented in accordance with Hong Kong GAAP but are not yet in a position to state whether these new HKAS would have a significant impact on its results.

(ii) US GAAP

        In November 2004, the Financial Accounting Standards Board, or the FASB, issued FASB Statement No. 151, "Inventory Costs—an amendment of ARB No. 43" or SFAS No. 151, which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and we have not yet completed that assessment.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004) or SFAS No. 123(R) Share-Based Payment. SFAS No. 123(R) replaces SFAS No. 123 "Accounting for Stock-Based Compensation", supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees" and amends SFAS No. 95 "Statement of Cash Flows". SFAS No. 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. For public entities that do not file as small business issuers, SFAS No. 123(R) is effective for all awards granted after June 15, 2005, and to awards modified, repurchased, or cancelled after that date. The Group will adopt the modified prospective application transition method under the transition provisions of SFAS No. 123(R) to new and existing plans as at January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and we have not yet completed that assessment.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29", or SFAS 153 effective for nonmonetary asset exchanges occurring in the fiscal year beginning January 1, 2006. SFAS 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and we have not yet completed that assessment.

        In March 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" or SFAS 154 - a replacement of APB Opinion No. 20 and FAS No. 3 effective for accounting changes made in fiscal years beginning after December 15, 2005. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. It also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. In direct effect of a change in accounting principle should be recognized in the period of the accounting change. SFAS also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and we have not yet completed that assessment.

        The SEC issued SAB 107 in March 2005. SAB 107 summarizes the views of the SEC staff regarding the interaction between SFAS No. 123R and certain Securities and Exchange Commission rules and regulations and provides the staff's views regarding the valuation of share-based payment arrangements for public companies. We are currently analysing the effects of this SAB and will adopt SAB 107 concurrently with SFAS No. 123.

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

        The plant and equipment used in our network is long-lived but may be subject to technical obsolescence. The annual depreciation charge is sensitive to the estimated economic useful lives we allocate to each type of fixed assets. We perform annual reviews to assess the appropriateness of their estimated economic useful lives. For the three years ended December 31, 2002, 2003 and 2004, there was no change in the useful lives of the fixed assets. Such reviews take into account the technological changes, prospective economic utilization and physical condition of the assets concerned. We also regularly review whether there are any indications of impairment. We will recognize an impairment loss if the carrying amount of an asset is lower than its recoverable amount which is the greater of its net selling price or its value in use. In determining the value in use, we assess the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. We use estimates and judgment in determining these future cash flows and the discount rate. We estimate the future cash flows based on certain assumptions, such as the market competition and development and the expected growth in subscribers and ARPU.

        We engage dealers for selling mobile services to new subscribers and pay commissions to the dealers based on the number of subscribers who remain active after a prescribed period of time. Therefore, the amount of commission payable would depend on the churn rate of such subscribers. We estimate the average churn rate of such subscribers periodically based on past experience and market conditions and accrue dealer commissions accordingly. If the actual churn rate is lower than our estimate, additional accrual of the dealer commissions may be required. The Management would reviews the estimate by comparing against actual.

        We provide services to our subscribers mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. We perform regular reviews to estimate, based on our historical write-off experience, the aging of our accounts receivable and the general economic conditions and industry trends, and the level of debts that we believe will not be collected.

         We provided for deferred taxation in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation. Deferred tax assets are only recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred taxation is provided on temporary differences arising from depreciation on fixed assets except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Overview

Operating Revenues

        Our operating revenues in 2004 declined by 8% as compared with 2003, mainly due to the lowering of our tariff rates under certain price promotions by lowering tariff rates in response to our competitors' price promotions. Revenues from mobile services and the sales of mobile phones and accessories accounted for 89% and 11%, respectively, of the operating revenues in 2004.

        We have achieved sustained subscriber growth although revenues from mobile services decreased by 10% in 2004 as compared with 2003. We experienced subscriber growth rates of 9%, 9% and 4% for the years ended December 31, 2002, 2003 and 2004, respectively. The number of subscribers grew from approximately 660,000 subscribers as of December 31, 2003 to 684,000 subscribers as of December 31, 2004.

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

Mobile Services

        We recognize revenues from mobile services when the services are rendered. A substantial majority of the revenues from mobile services has consisted of revenues from local airtime. Subscribers pay local airtime charges for both incoming and outgoing calls. Revenues from mobile services also include revenues from international long distance calls made over our subscribers' mobile telephones, inbound and outbound roaming, value-added services, enhanced services and data services.

        We calculate ARPU by dividing revenues from post-paid mobile services for the month by the daily weighted average number of post-paid mobile service subscribers for the month. The ARPU for the years ended December 31, 2002, 2003 and 2004 were HK$209, HK$201 and HK$180, respectively. This decrease in ARPU was in line with the industry as a whole.

        The rechargeable stored value prepaid SIM cards continued to record significant growth since its launch in April 2000. The number of subscribers using such prepaid SIM cards grew from 189,000 in 2002 to 243,000 by December 31, 2003, and further to 256,000 by December 31, 2004. The ARPU of these prepaid subscribers, however, decreased to HK$37 as compared with HK$60 in 2003 due to aggressive price promotions initiated by some competitors.

        Our mobile communications business can be significantly affected by churn, which represents net subscriber deactivation or disconnection, whether voluntary or not, during a period. Our average monthly churn rate for our mobile subscribers is the total of the monthly churn rates for the period, which is calculated as a percentage of opening subscribers, divided by the number of months in such period. Along with other mobile telephone operators in Hong Kong, we have experienced relatively high churn rates since MNP became available, which increased subscribers' willingness to switch among operators. Our average monthly churn rates of post-paid subscribers for the years ended December 31, 2002, 2003 and 2004 were 5.4%, 5.0% and 3.9%, respectively, reflecting an improvement in churn rate between 2003 and 2004. Since 2002, we have made churn a priority and considerable efforts were put into retention programs based on market research which allowed us to gain greater insight into the reasons behind customers changing service. The churn rate has further improved since the fourth quarter of 2004, and the churn rate in December 2004 was 3.7%.

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

        We account for subsidized handset sales by recognizing the purchase price paid by the subscriber, excluding any upfront prepayment amount. We simultaneously recognize our full cost of the mobile phone, which sometimes substantially exceeds our sales revenue. The upfront prepayment amount is recorded as deferred revenue and included in the balance sheet as a liability. The monthly rebate is recognized as revenue from mobile services in the month when access to our network and facilities is provided to the subscriber and is deducted from subscriptions received in advance. The amount of our total deferred revenue in connection with handset sales was HK$13.4 million as of December 31, 2004, which was included in the balance sheet as part of the subscriptions received in advance which amounted to HK$70.0 million. The amount of our deferred revenue in connection with handset sales was HK$16.2 million as of December 31, 2003 and was included as part of the subscriptions received in advance which amounted to HK$89 million. The decrease in deferred revenue in 2004 as compared with 2003 was due to less handset subsidies offered to our subscribers.

Other Services

        Revenues of other services mainly consisted of revenues from our retail international long distance calling services. The retail international telecommunications services revenues consist of revenues from international calls by non-SUNDAY mobile service users and revenues from international calls by registered fixed line subscribers using our SUNDAY 1622 services. Revenues from our mobile service subscribers making international long distance calls from their mobile phones are excluded from the retail international telecommunications services revenues but are included in revenues from mobile services as described above.

        Revenues of other services of HK$0.7 million in 2003 were mainly generated through the provision of certain consultancy services, which were not of a recurring nature. Revenues of other services further decreased to HK$0.3 million in 2004.

Cost of Sales and Services

        Our cost of sales and services consists of costs directly associated with generating revenues. Cost of sales consists almost entirely of mobile phones and accessories costs and related collection charges. Cost of services relates to the cost of mobile services and the costs of other services, which consists primarily of a variety of interconnection charges, including PNETS charges (interconnection charges for local calls payable to an FTNS operator); dipping charges (payable to a FTNS operator under certain MNP arrangements); outbound roaming charges; revenue-sharing payments made to Mass Transit Railway Corporation, or MTR, for calls made by our mobile subscribers in MTR's facilities; billing related costs; collection charges; provision for bad debts; and cost of prepaid cards. Cost of mobile services accounted for 18%, 17% and 21% of revenue from mobile services in 2002, 2003 and 2004, respectively.

        Our provision for bad debts is mainly based on the aging of the receivables from the billing cutoff date. Our provision for bad debts was 2.5%, 2.6% and 2.5% of service revenue in 2002, 2003 and 2004, respectively.

Operating Expenses

        Our operating expenses consist primarily of network costs which include rentals for leased lines (between cell sites and our two switching centers, between our switching centers, and for interconnection to FTNS operators and to international carriers), cell sites acquisition and rental and maintenance costs, depreciation, advertising, promotion and other selling costs, salaries and related costs, and other operating costs. Advertising, promotion and other selling costs consist primarily of advertising costs and dealer and salesperson commissions.

        Total operating expenses for the three years ended December 31, 2002, 2003 and 2004 amounted to HK$1,052.8 million, HK$852.7 million and HK$773.3 million, respectively. The operating expenses in 2002 included a one-time restructuring cost of HK$26.6 million in relation to an operations restructuring implemented in December 2002. Since 2002, we have moved certain back office support functions to our Shenzhen office which operates with a lower cost base and provides better quality service. The total operating expenses showed a decreasing trend during the three years from 2002 to 2004 due to our continued focus on cost control.

Income Taxes

        We have not paid Hong Kong profits tax since inception because we have sufficient tax losses brought forward to set off against the net profit for 2004. See note 5 to our audited consolidated financial statements for more detailed calculations.

Foreign Exchange Exposure

        Substantially all our income, expenses, assets and liabilities are denominated in Hong Kong dollars except for the vendor loan facility provided by Nortel, which was fully repaid in January 2004. The international roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights, or SDRs. As of December 31, 2004, the net SDR-denominated payables were insignificant. We have not experienced significant foreign exchange movements and do not anticipate significant foreign exchange losses as long as the Hong Kong government's policy to link the Hong Kong dollar to the U.S. dollar remains in effect. To date, we have not hedged our foreign exchange exposure and will continue to monitor the foreign exchange exposure and market conditions to determine if any hedging is required.

Results of Operations

        The following table summarizes our results of operations for the three years ended December 31, 2002, 2003 and 2004.

	Year Ended December 31,
HK GAAP	2002		2003		2004
	HK$ million	%(1)	HK$ million	%(1)	HK$ million	%(1)
Operating revenues:
Mobile services	1,217.7	90.7	1,149.9	91.3	1,031.4	89.0
Sales of mobile phones and accessories	115.3	8.6	109.4	8.6	126.9	11.0
Other services	9.7	0.7	0.7	0.1	0.3	—
Total operating revenues	1,342.7	100.0	1,260.0	100.0	1,158.6	100.0
Total operating revenues growth	(5.6)%		(6.2)%		(8%)
Costs of sales and services:
Mobile services	(220.5)	(16.4)	(196.5)	(15.6)	(212.3)	(18.3)
Sales of mobile phones and accessories	(113.4)	(8.4)	(133.3)	(10.6)	(143.9)	(12.4)
Other services	(0.6)	(0.1)	(0.2)	—	(0.3)	(0.1)
Total costs of sales and services	(334.5)	(24.9)	(330.0)	(26.2)	(356.5)	(30.8)
Total costs of sales and services growth	(28.7)%		(1.3)%		8%
Gross profit	1,008.2	75.1	930.0	73.8	802.1	69.2
Gross profit growth	5.8%		(7.8)%		(13.7)%
Other revenues	1.9	0.1	4.6	0.4	3.1	0.3
Operating expenses:
Network costs	(303.6)		(270.1)		(255.7)
Depreciation	(256.4)		(233.3)		(228.7)
Rent and related costs	(61.1)		(46.3)		(38.3)
Salaries and related costs	(243.9)		(152.0)		(128.9)
Advertising, promotion and other selling costs	(127.8)		(106.0)		(82.6)
Other operating costs	(60.0)		(45.0)		(39.1)
Total operating expenses	(1,052.8)	(78.4)	(852.7)	(67.7)	(773.3)	(66.7)
Total operating expenses growth	(5.9)%		(19)%		(9)%
(Loss)/profit from operations	(42.7)	(3.2)	81.9	6.5	31.9	2.8
Interest income	3.5	0.3	2.5	0.2	0.2	—
Finance costs	(59.5)	(4.4)	(52.8)	(4.2)	(26.3)	(2.3)
Share of losses of joint ventures	(18.6)	(1.4)	(4.4)	(0.3)	(0.3)	—
Net (loss)/profit	(117.3)	(8.7)	27.2	2.2	5.5	0.5

___________

(1) Percentage of total operating revenues for the year.

2004 Compared with 2003

        We recorded a net profit of HK$5.5 million as compared with a net profit of HK$27.2 million in 2003. The decrease in net profit was mainly attributable to the decrease in service revenues and 3G-related operating costs.

        The year 2004 was challenging. Some of our competitors launched aggressive price promotions and heavy handset subsidies to secure short-term gains. As a result, our operating revenues in 2004 declined by 8% as compared with 2003. Revenues from mobile services and the sales of mobile phones and accessories accounted for 89% and 11%, respectively, of the operating revenues in 2004.

        Revenue from the mobile services business for 2004 declined by 10% to HK$1,031.4 million from HK$1,149.9 million in 2003 as ARPU fell from HK$201 in 2003 to HK$180 in 2004, in line with an industry-wide decline.

        Revenue from sales of mobile phones and accessories increased by 16% to HK$126.9 million. The business made a gross loss of HK$17 million as compared with a gross loss of HK$23.9 million in 2003, despite an increased use of handset promotions in the market for ongoing retention programmes and to acquire new customers. The improvement was mainly attributable to the adoption of the future-focused strategy — namely, offering handset subsidy promotions for products which are most likely to encourage an increase in data usage, and the introduction of premium handsets.

        Despite difficult market conditions, our focus on service and network quality and our segmentation strategy enabled us to grow our mobile subscriber base, which increased by 4% to 684,000, and to reduce churn. We continued to make customer retention a priority. As a result, the average monthly gross churn rate for 2004, calculated as a percentage of opening subscribers, improved by 22% to 3.9%, as compared with 5.0% in 2003. The churn rate has further improved since the fourth quarter of 2004, and the churn rate in December 2004 was 3.7%.

        The data services that we introduced was an important precursor to our 3G services, since the 3G technology is expected to move consumers further away from the mass market of mobile voice communications towards more tailored multimedia mobile services. Our efforts enabled us to post a strong increase in data service revenues, which rose by 32% to HK$81.3 million in 2004, while data services as a share of total mobile service revenues also increased to 9% by December 2004.

        The use of prepaid SIM cards has continued to grow. Prepaid subscriber numbers increased by 13,000, or 5%, to 256,000 in 2004 over 2003. However, ARPU for such prepaid subscribers decreased to HK$37 in 2004 from HK$60 in 2003 due to aggressive price promotions initiated by some of our competitors.

        Revenues from the sales of mobile phones and accessories increased by 16% as compared with 2003. This business made a gross loss of HK$17 million as compared with HK$23.9 million in 2003. The improvement was mainly attributable to the adoption of the future-focused strategy — namely, offering handset subsidy promotions for products which are most likely to encourage an increase in data usage, and the introduction of premium handsets.

        Total operating revenue decreased by 8%, but cost of sales and services increased by 8% from HK$330.0 million in 2003 to HK$356.5 million in 2004.

        Due to the factors listed above, gross profit decreased by HK$127.9 million, or 14%, from HK$930.0 million in 2003 to HK$802.1 million in 2004. Gross profit as a percentage of total operating revenues also decreased from 74% in 2003 to 69% in 2004, mainly due to lower tariff rates and lower mobile services revenue. Our gross profit margin of mobile services decreased slightly from 83% in 2003 to 79% in 2004,

        Operating expenses in 2004 reduced by HK$79.4 million or 9% from HK$852.7 million in 2003 to HK$773.3 million in 2004. This was achieved despite additional operating costs resulting from the 3G network roll-out, largely by efficiency gains and lower labor costs resulting from the setup of our operations centre in Shenzhen in 2002, which enabled us to improve our service and network quality. Significant savings were made in all cost components. In particular, both salary and related costs and other operating costs decreased by 15% and 13%, respectively, in 2004 despite an increase in headcount and the 3G roll-out.

        Share of losses from a joint venture reduced by HK$4.1 million to HK$0.3 million in 2004 as we have fully written down the carrying value of our investment in and advances to a joint venture in Hong Kong in respect of development of applications for wireless communication in 2003.

        Finance costs for 2004 amounted to HK$26.3 million, HK$26.5 million less than 2003. The decrease was mainly due to lower average debt levels and lower average borrowing rates in 2004 as a result of the full repayment of bank and vendor loans in January 2004 as well as the capitalization of interest and other borrowing costs into fixed assets, which amounted to HK$5.5 million.

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

        Operating expenses decreased by HK$200.1 million, or 19%, from HK$1,052.8 million in 2002 to HK$852.7 million in 2003. The decrease was primarily due to a reduction in salaries and related costs and a general decrease in all other operating costs. The reduction in salaries and related costs in 2003 largely reflected the full year effect of the restructuring of our organization and the setting up of an operations center in Shenzhen, China in 2002. Also, as a result of the organizational restructuring, we incurred onetime restructuring costs in 2002, comprised mainly of severance pay and payments in lieu of notice to redundant or terminated employees, of HK$26.6 million.

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

Cash Flow from Operating Activities

        We recorded positive cash flow from operating activities of HK$184.9 million in 2004 as compared with cash inflows of  HK$241.9 million in 2003 and HK$129.3 million in 2002. The decrease in cash flow from operating activities primarily resulted from lower service revenues.

        The decrease in net cash inflow of HK$57.0 million in 2004 over 2003 was mainly attributable to an decrease in operating profit before working capital changes of HK$54.7 million.

        The increase in net cash inflow of HK$112.6 million in 2003 over 2002 was mainly attributable to an increase in operating profit before working capital changes of HK$101.2 million.

Cash Flow from Investing Activities

        We recorded a net cash inflow from investing activities of HK$62.1 million in 2004 as compared with net cash outflows of HK$127.2 million in 2003 and HK$109.5 million in 2002. The decrease in cash outflow of HK$189.3 million in 2004 over 2003 was mainly due to decrease in restricted cash deposits as a result of full repayment of bank and vendor loans in January 2004. The decrease was offset by a HK$70 million increase in cash invested in the construction of our 3G network.

        The increase in cash outflow of HK$17.7 million in 2003 over 2002 was mainly due to an increase in restricted cash deposits to cover loan and interest repayable within six months.

Cash Flow from Financing Activities

        The amount of bank loans, vendor loans and financing costs incidental to new vendor loans repaid in 2004 amounted to HK$807.8 million. During the year, HK$572.9 million was drawn down from the general and equipment supply facilities from HTIC. As a result, the net cash used in financing activities in 2004 was HK$234.9 million, an increase over the 2003 amount of HK$173 million which was used to repay the bank loans, vendor loans and the financing costs.

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

        The loan facilities from UOB and Nortel had both been fully utilized in 2000. On July 30, 2002, we entered into various documents to amend the bank loans and vendor loans facilities in order to accommodate changes to our group structure, as well as to vary certain financial covenants. The maturity date of the loans, amounts lent and interest provisions were not altered. As of December 31, 2003, the outstanding balances for the bank loan from UOB and vendor loan from Nortel amounted to HK$481.4 million and HK$240 million, respectively. Such bank and vendor loans were repayable in three quarterly installments and were secured by a charge over all the assets, revenues and shares of Mandarin, our main operating subsidiary. The revolving facility from Nortel had been fully drawn down during 2003.

        As of December 31, 2003, we had total bank and vendor loans of HK$721 million and a cash reserve of HK$314 million. Our net debt (total bank loans and vendor loans less cash reserves) amounted to HK$407 million and the net debt to equity ratio was 58% as of December 31, 2003.

        Thereafter, the bank loan from UOB and vendor loan from Nortel were fully repaid in January 2004 through our operating cash flows and a term loan of HK$500 million, or the New Loan Facility, extended by HTIC in January 2004. The New Loan Facility was refinanced by the general facility tranche under Facility Agreement signed on May 13, 2004, and the indebtedness owed under the New Loan Facility was deemed to have been fully repaid by the deemed disbursement under the general facility tranche.

        In November 2004, the Supplemental Supply Agreement and the Amendment and Restatement Agreement were signed between Mandarin and HTIC. The Facility Agreement (as amended by the Amendment and Restatement Agreement) comprises the following loan and credit facilities:

  an equipment supply facility of HK$1,208 million;
  a general facility of HK$500 million; and
  a 3G performance bond facility.

        In 2004, HK$178 million was drawn from the equipment supply facility to pay for invoices issued under the Supply Contract (as amended by the Supplemental Supply Agreement), of which HK$105 million was non-cash drawdown. The equipment supply facility has a term of 7.5 years and the outstanding loans are repayable by eight semi-annual installments commencing four years after the date of the facility agreement.

        The general facility of HK$500 million had been fully drawn, of which HK$75 million was repaid during the year. As at December 31, 2004, the outstanding balance was HK$425 million. The next installment amounts to HK$75 million, which will be paid in July 2006, and the remaining balance will be repayable by installments until July 2011.

        As at December 31, 2004, we had total long-term loans (before deferred charges) of HK$603 million, and cash reserves of HK$116 million. Net debt (total bank and vendor loans less cash reserves) amounted to HK$487 million, and the net debt-to-equity ratio was 69% as at December 31, 2004.

        See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Certain Indebtedness - Loan Facilities" for details.

Certain Indebtedness

Loan Facilities

        Our long-term debt (other than our obligations under finance leases) was secured by charges on most of our assets, which included our bank accounts, revenues and receivables, plant and equipment, intellectual property rights, rights under our telecommunications licenses (including our 3G license) and goodwill.

        In December 2003, our main operating subsidiary, Mandarin, signed heads of agreement with Huawei, a company incorporated in Shenzhen, People's Republic of China, in respect of the supply and installation, on a turnkey basis, of our 3G network and the provisioning of the related long-term financing, including the provision of a New Loan Facility, or the Supply Heads of Agreement and Facility Heads of Agreement, respectively. On December 30, 2003, we gave notice to the lenders of the UOB and Nortel facilities of our intention to make full repayment of all the outstanding loan principal and accrued interest of the bank loans and vendor loans of HK$721.4 million. On January 12, 2004, all the outstanding bank and vendor loans under the Nortel and UOB facilities were fully repaid through our operating cash flows and the New Loan Facility of HK$500.0 million extended by HTIC, pursuant to the Facility Heads of Agreement and Supply Heads of Agreement. The New Loan Facility from HTIC was unsecured and repayable in five progressively increasing semi-annual installments after drawdown and carried a floating interest rate tied to HIBOR.

        In July 2004, HTIC, Mandarin and SUNDAY entered into a facility agreement, or the Facility Agreement, comprising:

  a HK$859 million equipment supply facility, which is a term loan facility with a term of 7.5 years from the date the Facility Agreement comes into effect following satisfaction of all conditions precedent, for an aggregate amount equal to the amounts payable by Mandarin under the Supply Contract. The equipment supply facility was drawn down against invoices issued under the Supply Contract and repayable by eight semi-annual installments commencing four years from the date of the Facility Agreement;
  a HK$500 million general facility, which is a term loan facility in an amount of HK$500 million that replaced the New Loan Facility provided by HTIC in January 2004. The term of the general facility is 2.5 years from the date of original drawdown of the New Loan Facility; and
  a 3G performance bond facility, which is a facility for the issuance of the performance bonds required by OFTA (under the terms of the 3G license) to be issued to OFTA in the years 2004 to 2010 inclusive in an amount equal to the following five years' spectrum utilization fees (as defined in the 3G license) payable to OFTA under the 3G license after deducting payments already made by us.

        On October 22, 2004, we submitted a performance bond of HK $210.7 million to OFTA by drawing down on the 3G performance bond facility. The amount of the performance bond was the aggregate amount of the 6th, 7th and 8th years' minimum annual fees.

        As security for the provision of loans and issuance of performance bonds under the Facility Agreement, HTIC was granted a security package with terms that are standard for similar project financing arrangements, the principal elements of which include:

  a charge over all the assets, revenues and shares of eight principal wholly-owned subsidiaries of SUNDAY, including Mandarin;
  to the extent permitted by OFTA, a charge over the 2G license and 3G license issued by OFTA to Mandarin and SUNDAY 3G;
  assignment of Mandarin's rights under the Supply Contract; and
  a guarantee by SUNDAY of the performance by Mandarin of its obligations under the Facility Agreement.

        We are subject to certain financial covenants and general covenants, which are customary to transactions of this nature. HTIC may require repayment of the facilities at any time on the occurrence of events of default which are standard for similar project financing arrangements, and which include as an event of default a change in executive management at any time during the term of the facility resulting from two or more of Richard John Siemens, Kuldeep Saran, Bruce Hicks and Edward Cheng ceasing to be directors and involved in the management other than in certain agreed circumstances.

        Pursuant to the First Agreement and the Second Agreement, all of those persons will resign as directors of SUNDAY on or about July 29, 2005, which may constitute an event of default unless a waiver to such term is granted by HTIC.  Failure to comply with this covenant may entitle HTIC to accelerate the maturity of the outstanding amounts under the Facility Agreement and if not repaid, to exercise their security rights over substantially all of our assets.  SUNDAY and PCCW are considering various alternatives available to them to prevent such event of default occurring.

        In November 2004, Mandarin entered into the Supplemental Supply Agreement, the supplemental agreement to the Subcontract Agreement, or the Supplemental Subcontract Agreement, and the Amendment and Restatement Agreement, with HTIC in respect of amendments to the above Supply Contract and Facility Agreement.

        The Amendment and Restatement Agreement provided for:

(a) the equipment supply facility under the Facility Agreement to be increased by HK$349,000,000 from HK$859,000,000 to HK$1,208,000,000;

(b) the repayment schedule for the general facility within the Facility Agreement to be amended to provide for the next payment to be extended to July 2006 and for the remaining balance to be paid by installments until July 2011; and

(c) amendment of certain of the covenants given by Mandarin to the lenders to take account of the changes to the Facility Agreement.

        The table below sets out the outstanding long-term debts and interest rates of respective facilities as of December 31, 2004:

	HK$ millions	Interest rate
General Facility	425.0	HIBOR + 3.5%
Equipment Supply Facility	178.1	HIBOR + 3%

        The table below sets out the repayment schedule for our borrowings as of December 31, 2004:

HK$ millions
Balance due in:
Year 2006	75.0
Year 2007	75.0
Year 2008 and thereafter	453.1
603.1

Guarantees and Pledges

        As of December 31, 2004, Mandarin has pledged a fixed deposit to UOB to obtain a guarantee of HK$1.1 million to the Hong Kong Airport Authority in relation to our network facilities installed at the Chek Lap Kok airport. The guarantee will expire in March 2007.

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

Inflation

        We have not experienced any significant inflationary pressure in Hong Kong during the three years ended December 31, 2004. We expect that inflation would not have a material impact on our business, financial condition or results of operations in 2005. However, if Hong Kong experiences significant inflation in the future, we may not be able to fully offset the related higher costs through tariff increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

US GAAP Reconciliation

        We prepare our consolidated financial statements in accordance with HK GAAP which differs in certain material respects from US GAAP. Note 26 to our audited consolidated financial statements provides a description of the significant differences between HK GAAP and US GAAP.

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

        A reconciliation of net loss/profit and total shareholders' equity as of and for the years ended December 31, 2002, 2003 and 2004 under HK GAAP to the comparable amounts determined under US GAAP is also provided in note 26 to our audited consolidated financial statements.

5.C RESEARCH AND DEVELOPMENT

        We believe that our success depends on our ability to improve applications in anticipation of emerging technologies. We will introduce new services and products through:

  internal R&D efforts;
  market research; and
  incorporation of new technologies and applications from third parties.

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

        We rolled out our 3G data card service on June 12, 2005. Our 3G network was constructed by Huawei, and covers the whole of Hong Kong. It incorporates Huawei's network solutions, including an R4-based softswitch core networks, a packet domain core network, more than 1,000 base stations, service platforms and terminals. We have established a close working relationship with Huawei on technology development and production innovation regarding 3G applications and services. We believe the proximity of Huawei's base in Shenzhen to Hong Kong gives us a significant advantage over our competitors in developing tailor-made services and bringing them to market quickly. Huawei has one of the largest research and development establishments of any network equipment manufacturer in the world, including 3,500 engineers working specifically on 3G. It has strengths in areas that will be critical to our success in 3G applications and services, such as its IP platform and 3G service creation, as well as the formulation of an end-to-end solution.

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

        We had substantially completed our 3G network by June 2005. We launched our 3G data card service in June 2005 and we are ready to launch other 3G services. The other 3G licensees in Hong Kong launched their 3G services in 2004. Previously, the slower than expected 3G take-up rates in other markets such as Europe had mainly been attributed to the lack of handsets; however there are now more 3G handsets available with longer battery life and more features, and we expect that this trend will continue in the second half year of 2005 with a broader range of advanced handsets available from a wider variety of manufacturers. In order to attract new 3G customers and to migrate existing 2G customers to use 3G services, our 3G competitors provided substantial handset subsidies and offered attractive pricing plans for 3G that includes large bundles of data services, and these pricing plans are also comparable with tariff plans for 2G and 2.5G services.

        Given the importance and size of the mainland Chinese market, we expect that the future of Hong Kong's mobile communications industry will be closely linked to that of mainland China. CEPA may provide an early entry to the Chinese mobile communications market for Hong Kong mobile operators such as ourselves. We will continue to use our Shenzhen operations center to drive cost efficiencies and create the foundation to capitalize upon opportunities that will develop as mainland China telecommunications industry opens.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

        As of December 31, 2004, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

5.F CONTRACTUAL OBLIGATIONS

        The following table sets forth certain information regarding our contractual obligations to make future payments as of December 31, 2004:

	Payment Due by Period (HK$ million)
		Less Than			After 5
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	Years
Trade payables	60.2	60.2	—	—	—
Other payables and accrued charges	205.8	205.8	—	—	—
Long-term debts	603.1	—	150.0	164.1	289.0
Total	869.1	266.0	150.0	164.1	289.0

        The following table sets forth certain information regarding our other commercial commitments as of December 31, 2004:

        Under the terms of the Facility Agreement (as amended by the Amendment and Restatement Agreement) with HTIC., the cessation of any two or more of Richard John Siemens, William Bruce Hicks, Kuldeep Saran and Edward Wai Sun Cheng as directors involved in the management of the Company other than by reason of death, disability, removal by shareholders or dismissal for cause may constitute an event of default unless a waiver to such term is granted by HTIC Failure to comply with this covenant may entitle HTIC to accelerate the maturity of the outstanding amounts under the Facility Agreement and if not repaid, to exercise their security rights over substantially all of the Group's assets. The Company and PCCW are considering various alternatives available to them to prevent such event of default occurring.

        If we are unable to obtain a waiver from compliance with such term, then upon resignation of the directors above, HTIC may elect to accelerate the maturity of the outstanding amounts under the Facility Agreement and the long term debts will become due within one year, or enforce its security rights against substantially all of our assets.

	Amount of Commitment expiration by Period (HK$ million)
		Less Than			After 5
Commercial Commitments	Total	1 Year	1-3 Years	4-5 Years	Years
Operating lease commitments	352.4	217.8	133.0	1.6	—
Capital commitments	1,130.0	—	1,130.0	—	—
Total	1,482.4	217.8	1,263.0	1.6	—

        The actual schedule of payments in respect of our capital commitments will be dependent on the rate of rollout of the remainder of our 3G network, which will depend on the demand for such 3G services in the telecommunications market in Hong Kong over the upcoming months.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

Directors

        In accordance with the agreement between Distacom, USI and PCCW as set out in the First and Second Agreements, on or about July 8, 2005, Alexander Anthony Arena, Wing Wa Chan, Marisa Yuen Man Kwok, Gary Ding Man Chow, Tom Kee Sun Chan and Susanna Hon Hing Hui will be appointed as additional directors to our board. Subsequent to around July 29, 2005, Richard John Siemens, William Bruce Hicks, Kuldeep Saran, Kenneth Michael Katz, Edward Wai Sun Cheng and Andrew Chun Keung Leung will resign as directors.

As of June 22, 2005, our directors are as follows:

Name	Age(2)	Position	Position Held Since
Richard John Siemens(1)	60	Co-Chairman and	November 24, 1999
		Executive Director
Edward Wai Sun Cheng(1)	49	Co-Chairman and	November 24, 1999
		Executive Director
William Bruce Hicks(1)	43	Group Managing Director	January 1, 2002(3)
Kuldeep Saran(1)	54	Executive Director	November 24, 1999
Andrew Chun Keung Leung(1)	48	Executive Director	November 24, 1999
John William Crawford	63	Non-executive Director	November 10, 2003
Kenneth Michael Katz(1)	36	Non-executive Director	January 16, 2004
Henry Michael Pearson Miles	69	Non-executive Director	January 27, 2000
Robert John Richard Owen	65	Non-executive Director	January 27, 2000
Hongqing Zheng	57	Non-executive Director	November 24, 1999
Alexander Anthony Arena(4)	54	Executive Director	—
Wing Wa Chan(4)	54	Executive Director	—
Marisa Yuen Man Kwok (4)	50	Executive Director	—
Gary Ding Man Chow (4)	44	Executive Director	—
Tom Kee Sun Chan (4)	47	Executive Director	—
Susanna Hon Hing Hui (4)	40	Executive Director	—

____________________
(1) Will resign as director with effect on or about July 29, 2005.
(2) Ages as of June 22, 2005.
(3) William Bruce Hicks has been an Executive Director since November 24, 1999 and was appointed as the Group Managing Director on January 1, 2002.
(4) Will be appointed as director on or about July 8, 2005.

        Mr. Richard John Siemens, Co-Chairman and Executive Director, has been with the SUNDAY group since 1995. Mr. Siemens is chairman and a founding member of Distacom Communications Limited and co- chairman and a founding member of Mandarin Communications Limited. He is also the chairman of e-Kong Group Limited. Born and raised in Canada, Mr. Siemens was trained as a Chartered Accountant and came to Hong Kong in 1979. In 1984, he formed Hutchison Telephone Company Limited in partnership with Hutchison Whampoa and Motorola. Mr. Siemens, as group managing director of Hutchison Telecommunications Limited, was instrumental in the establishment of other well-known companies including AsiaSat, STAR TV and Metro Radio and Hutchison's move into the European wireless business with "Orange".

        Mr. Edward Wai Sun Cheng, Co-Chairman and Executive Director, is a founding member of Mandarin Communications Limited and has been with the SUNDAY group since 1995. Mr. Cheng is also currently the chief executive of USI Holdings Limited. USI, a publicly listed company on the Stock Exchange, is a member of the Wing Tai Asia group. Active in public and community services, Mr. Cheng is the chairman of the Urban Renewal Authority, a member of the Hong Kong SAR Government's Steering Committee on Innovation and Technology, the Advisory Committee on Corruption of the Independent Commission Against Corruption, the Council of the Hong Kong Institute of Certified Public Accountants and the Council of City University of Hong Kong.

        Mr. William Bruce Hicks, Group Managing Director, has been with SUNDAY since the Company's inception in 1995 when he led the team which successfully acquired SUNDAY's PCS licence. He has been a partner and director of Distacom Communications Limited of Hong Kong since 1994. Prior to joining Distacom, Mr. Hicks was at Hutchison Telecom, where he was responsible for technical operations in Hong Kong and actively involved in new business development in Asia and Europe. Mr. Hicks, a Canadian, began his career with Motorola Inc. in the United States. He received his BSEE degree from Michigan Technological University in 1983 and an MBA from the International Management Institute in Geneva, Switzerland in 1987.

        Mr. Kuldeep Saran, Executive Director, has been a director of Mandarin Communications Limited since 1998. He is an executive director of Distacom Communications Limited and deputy chairman of e-Kong Group Limited. Mr. Saran has extensive experience in developing, building and managing global telecommunications and other businesses. He spent several years with a major international bank. He holds a Bachelors degree in engineering and an MBA.

        Mr. Andrew Chun Keung Leung, Executive Director, has been a director of Mandarin Communications Limited since 1997. He graduated from the University of Hong Kong with an Honours Bachelors degree in Laws and a Post Graduate Certificate in Laws. Between 1980 and 1987, Mr. Leung practiced corporate finance law in Hong Kong and Sydney, Australia. Thereafter, until 1990, Mr. Leung served as a banker in the Asian investment banking divisions of two major international investment banks. Between 1990 and 1993, Mr. Leung initiated and structured a number of key infrastructure projects in Thailand's communications and mass transit sectors. From 1993 to 1997, he was the executive director of World-Wide (Holdings) Limited, a company specializing in direct investment activities for the Worldwide Investment Group, which was founded by Sir Y.K. Pao. Mr. Leung is responsible for overseeing USI's communications and technology investments, including its interests in the SUNDAY group.

        Mr. John William Crawford JP, Independent Non-executive Director, joined the Board of the Company in November 2003. He was a founding partner of Ernst & Young, Hong Kong and vice chairman of the firm until he retired in 1997. During his 25 years in public accounting, he was also the chairman of the audit division of Ernst & Young and was active in a number of large private and public company takeover and/or restructuring exercises. He has continued such consultancy/advisory work in a private capacity since his retirement and is also the chairman of International Quality Education Limited. Mr. Crawford has been active in various community service areas such as being a founding member of UNICEF Hong Kong Committee and the Hong Kong Institute of Directors. In 1997, he was appointed a Justice of the Peace in Hong Kong. He is a member and was a governor for many years of the Canadian International School of Hong Kong. Mr. Crawford is an independent director and is a member of the Company's audit committee, where he acts as the designated financial expert.

        Mr. Kenneth Michael Katz, Non-executive Director, joined the Board of the Company in January 2004. Mr. Katz has 13 years experience in project finance, direct investment and private equity fund management. Since early 2003, Mr. Katz has formed his own private equity advisory business Westlank Advisors Pte. Ltd. and is currently managing director of the firm. Prior to that, he was a director of Emerging Markets Partnership, a private equity fund management company, responsible for managing an emerging markets Asia investment fund. Previously, Mr. Katz was the head of Edison Capital in Asia Pacific overseeing the firm's direct investment efforts. Mr. Katz graduated with a Bachelor of Arts degree in economics from the University of California, Santa Barbara and also holds an MBA from the University of Michigan.

        Mr. Henry Michael Pearson Miles OBE, Independent Non-executive Director, has been with the Company since January 2000. He is currently chairman of Johnson Matthey plc and Schroders plc, and a non-executive director of BP; all companies registered in the United Kingdom. Between 1984 and 1988, he was chairman of Swire Pacific Limited and Cathay Pacific Airways Ltd. He was also a non-executive director of Hongkong Bank 1984/88. Between 1976 and 1999, he was a director of John Swire and Sons (Hong Kong) Limited. Between 1988 and 1999, he was an executive director of John Swire & Sons Limited, to which he is now an advisor. Mr. Miles was a vice president of the China-British Trade Group from 1990 to 1999 and is a committee member of the Hong Kong Association. Mr. Miles is an independent director and is a member of the Company's audit committee.

        Mr. Robert John Richard Owen, Independent Non-executive Director, has been with the Company since January 2000. From 1979 to 1987, Mr. Owen held various positions with Lloyds Bank, including chairman of Lloyds Merchant Bank and director of Investment Banking of the Lloyds Bank group. In 1988, Mr. Owen was recruited by the Hong Kong Government as advisor on securities markets to lead the implementation of extensive reforms to the regulation and operation of Hong Kong's securities and futures markets. From 1989 to 1992, he served as the first chairman of the Securities and Futures Commission. Since 1992, Mr. Owen has held a number of concurrent positions which include chairman of Crosby Capital Partners Ltd. (from 2001), director of Nomura International (Hong Kong) Limited (from 1994), member of the Regulatory Council of the Dubai International Financial Centre (since 2002), council member, Lloyds of London (1993-1996), chairman of Techpacific Capital Ltd. (from 1999 to early 2004), chairman of the International Securities Consultancy Ltd. (from 2000), director of Singapore Exchange Limited (from 2004) and director of Citibank (Hong Kong) Ltd. (from 2005), as well as director of various other companies and investment funds. Mr. Owen is an independent director and is a member of the Company's audit committee.

        Mr. Hongqing Zheng, Non-executive Director, has been with the SUNDAY group since 1996 when he was appointed a director of Mandarin Communications Limited. He graduated from the planning and statistics department of the People's University of China and holds a Master's degree in economics. Mr. Zheng has over 25 years experience in economic development work and is a qualified senior economist. Prior to joining the SUNDAY group, Mr. Zheng was a committee member of the State Commission for Restructuring Economic System and director of the Comprehensive Planning Department and general manager of the China Container Corporation. Mr. Zheng is also a director of China Travel Service (Holdings) Hong Kong Limited and holds chairmanships and directorships in various subsidiaries of China Travel Service (Holdings) Hong Kong Limited.

        Mr. Alexander Anthony Arena, is an executive director of PCCW, deputy chairman of PCCW's Executive Committee, group chief financial officer of PCCW, a director of Pacific Century Regional Developments Limited, a director of Pacific Century Insurance Holdings Limited and an executive director and Executive Committee member of Pacific Century Premium Developments Limited. He joined the Pacific Century Group in 1998. Prior to joining the Pacific Century Group, Mr Arena was a Special Policy Adviser to the Hong Kong Government from 1997 to 1998. From 1993 to 1997, he was director-general of telecommunications at the Office of the Telecommunications Authority of Hong Kong, as well as a member of the Broadcasting Authority. Before his appointment as director-general, Mr Arena was recruited to plan a reform program for the liberalization of Hong Kong's telecommunications sector. Prior to his appointment to the Hong Kong Government, he was an inaugural member of the Australian Telecommunications Authority, which he served for four years. Mr Arena has had an extensive career in public administration, specializing in high technology and infrastructure industries. From a practising radio/communications engineer to a public policy maker, his experience spans such diverse areas as the commercialization of government-owned business enterprises and deregulation in the aviation, transport, telecommunications and postal industries. Mr Arena graduated from the University of New South Wales, Australia, with a bachelor's degree in electrical engineering. He completed a MBA at Melbourne University, Australia, and is a Fellow of the Hong Kong Institution of Engineers.

        Mr. Chan Wing Wa, managing director of Cascade Limited, joined Hong Kong Telephone Company, or HKTC, in 1977 and has spent more than 28 years in senior positions in the network engineering departments of Hong Kong Telecom, Cable & Wireless and PCCW. Mr Chan served as director of network operations since January 1998, responsible for the planning and operation of the local fixed network which supports a full range of telecom services including voice, narrowband and broadband data, interactive multimedia service and carrier services serving 3.7 million customers in Hong Kong. He took up the position of director of chief executive office in November 1999. Then in August 2000, he became the president of service operations in the telecommunications services sector looking after network operations and customer services. Before joining HKTC, Mr Chan worked in the UK for one and a half years as a software design engineer with Standard Telephones and Cables Ltd. Mr Chan gained a Polytechnic Diploma in Electrical and Electronic Engineering in 1975 from the Plymouth Polytechnic in the UK and a Diploma in Management for Executive Development in 1986 from the Chinese University of Hong Kong. Mr Chan is a Chartered Engineer and a member of the Institution of Electrical Engineers and the Hong Kong Institution of Engineers.

        Ms. Kwok Yuen Man, Marisa, joined PCCW as managing director, commercial group in 2004. Recently, she is assigned as the executive coordinator of the integration committee on the acquisition of SUNDAY. She began her extensive experience in telecommunications with Bell Canada. During her appointment with Hong Kong Telecom, she held senior management positions in telecom systems and products, personal, business and corporate markets. In 2001, she joined Hong Kong CSL Limited as director, marketing & operations. Ms Kwok is the president of fixed network and VAS Group and the Executive Committee of the Internet and Telecom Association of Hong Kong. She holds an Honours B.A. in Business Administration from the University of Western Ontario.

        Mr. Chow Ding Man, Gary, joined the PCCW Group in February 1986 as a sales executive. He worked in various management positions within the PCCW Group and is currently the acting head of commercial group. Mr Chow graduated from the University of Hong Kong with a bachelor's degree in biology. He has 19 years of experience in business operation and management and an in-depth knowledge of the communications business in Hong Kong.

        Mr. Chan Kee Sun, Tom, is the president of consumer sales and channel of PCCW, responsible for all PCCW's consumer sales teams covering telesales, shops, direct sales, partnership sales and consumer roadshow. He joined the PCCW Group in September 1988. Mr Chan has over 16 years of experience with PCCW in different managerial and executive roles, covering finance, regulatory, carrier business, marketing and sales. He is a Certified Public Accountant and a Fellow of both Association of Chartered Certified Accountants and Chartered Institute of Marketing.

        Ms. Hui Hon Hing, Susanna, joined the PCCW Group in 1999 and is now director of finance responsible for the telecommunications services sector and regulatory accounting. She is a qualified accountant and is a member of both the Hong Kong and the American Institute of Certified Public Accountants. Ms. Hui graduated from the University of Hong Kong with first class honors and has held various senior positions with banks and listed companies prior to joining the PCCW Group.

        The following person resigned/retired as director during the year ended December 31, 2004:

Name	Position	Resignation/Retirement Date
Simon Murray	Non-executive Director	September 24, 2004

Senior Management

        Our senior management as of June 22, 2005 is as follows:

Name	Position	With SUNDAY Since
Janet Ching Man Fung	Group Director - Operations	1997
Agnes Pik Yee Tang Mak	Group Director - Information Technology	2003
Frankie Chun Keung Wong	Group Director - Network Operations	1996
Henry Kam Heng Wong	Group Director - New Technologies	1996
Karen Ka Wun Cheng	Director - Customer Care	2005
Wai Lok Cheung	Director - Legal & Regulatory	2000
Alex Kei Tung Kun	Director - New Technologies	1999
Jady Yuk Ming Leung	Director - Sales	2004
Raymond Wai Man Mak	Director - Finance and Company Secretary	1999
Pauline Poh Gaik Ooi	Director - Internal Audit	2001

        Ms. Janet Ching Man Fung, Group Director — Operations, overseeing Sales, Marketing & Communications, and Customer Care departments of the SUNDAY group. Ms. Fung joined the SUNDAY group in 1997 as Group Director — Finance and Company Secretary. She has extensive experience in public accounting, financial consultancy and management in Hong Kong and the PRC. Prior to joining the SUNDAY group, she was the finance director of the Far East operations of Liz Claiborne Group. She holds a first class honours degree in management studies from the University of Hong Kong and is a fellow member of the Association of Chartered Certified Accountants (UK), the Hong Kong Institute of Certified Public Accountants, and a member of CPA Australia.

        Mrs. Agnes Pik Yee Tang Mak, JP, Group Director — Information Technology, joined the SUNDAY group in February 2003. Mrs. Mak has over 20 solid years of experience in information technology, with a proven track record of using IT as a tool for business growth and performance improvement, operations, and cost control in alignment with business objectives, policies and priorities. Prior to joining the SUNDAY group, Mrs. Mak was Head of IT of Mandatory Provident Fund Schemes Authority, Head IT — Asia Pacific North of British American Tobacco China and the director of MIS of The Gap (Far East) Ltd. Mrs. Mak is a distinguished fellow and past president of Hong Kong Computer Society. She is also a council member of Hong Kong Productivity Council, member of the Finance Committee of Hong Kong Housing Authority, and the IT Projects Vetting Committee and General Support Program Vetting Committee of the Innovation and Technology Fund.

        Mr. Frankie Chun Keung Wong, Group Director — Network Operations, joined the SUNDAY group in 1996. He has over 16 years experience in planning, development, engineering and operation in mobile and fixed networks. Prior to joining the SUNDAY group, Mr. Wong worked for Hutchison Telecom (Hong Kong) and was responsible for building the GSM and CDMA networks. Earlier, he was involved in a number of projects with Cable & Wireless HKT in switching, Intelligent Network, transmission and network management areas. He holds a first class honours degree in electrical & electronic engineering from the City University (London), and he is a chartered engineer, member of Institute of Electrical Engineers (UK) and The Hong Kong Institution of Engineers.

        Dr. Henry Kam Heng Wong, Group Director — New Technologies, joined the SUNDAY group in 1996 following seven years at Hutchison Telecom (Hong Kong) Ltd, where he was senior manager in the Radio Systems Engineering Department of Hutchison Telephone Company Ltd. He was involved in the building of network, the first CDMA commercial system in the world. His academic qualifications include a BSc (Hons) in computer engineering from University of Manchester, a PhD in mobile radio telecommunications from University of Southampton and an MBA from the University of Hull.

        Ms. Karen Ka Wun Cheng, Director — Customer Care, Customer Service Department. Ms. Cheng has 18 years experience in the customer service and marketing fields. Prior to joining SUNDAY, she worked for Manulife International Limited as Senior Manager of Customer Relationship Management. Previously, Ms. Cheng was the General Manager of CRM Project Management and the General Manager of Mobile Commerce and Value-added Service Marketing at CSL. She also served as Head of Direct Banking of Citic Ka Wah Bank and Assistant General Manager of Customer Service at Pacific Link Communications. She holds an MSc. in Electronic Commerce from The Chinese University of Hong Kong, an MBA from The Hong Kong Polytechnic University, and a BBA from Ottawa University, Kansas.

        Mr. Wai Lok Cheung, Director — Legal & Regulatory, joined the SUNDAY group in 2000. Mr. Cheung brings with him a wealth of experience in the legal and regulatory side of the telecommunications industry. Prior to joining SUNDAY, he was the general manager, legal, administration and procurement at Peoples Telephone Company. His academic qualifications include an LLB and LLM from the University of Wolverhampton, an MBA from Leicester University and Honours Diploma in Company Secretaryship and Administration from Lingnan University. Mr. Cheung is an associate of The Institute of Chartered Secretaries and Administrators UK and the Hong Kong Institute of Company Secretaries.

        Mr. Alex Kei Tung Kun, Director — New Technologies, joined the SUNDAY group in 1999. Mr. Kun is responsible for data products and services development and implementation, including content aggregation, strategic product and service planning, as well as project management and deployment. Prior to joining SUNDAY, Mr. Kun was the business development director of Next Media Interactive, Next Media Group. He holds a BSc in Computer Information Systems from Eastern Washington University and is a council member of the Hong Kong Wireless Technology Industry Association Limited.

        Ms. Jady Yuk Ming Leung, Director — Sales, joined the SUNDAY group in 2004. She has over 20 years of working experience in marketing, sales, customer services and business management profession with over 12 years specifically in the telecommunications industry. Before joining the SUNDAY group, Ms. Leung was the chief operating officer of Star Telecom Limited, and has extensive experience gained from various network operators such as Peoples and New World. Her wide range of experience includes the launching and operations of various telecommunications services ranging from paging, fixed network, cable TV and mobility services to the wholesaling and distribution of telecom products. She holds a Bachelor degree of Business Administration from the Chinese University of Hong Kong.

        Mr. Raymond Wai Man Mak, Director — Finance and Company Secretary, joined the SUNDAY group in 1999. Mr. Mak has extensive financial management, auditing and business consulting experience in Hong Kong and China. Prior to joining the SUNDAY group, he was an audit manager at the Hong Kong Jockey Club and an experienced manager at an international audit firm. He holds an MBA from the University of Warwick, and is an associate member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants (UK).

        Ms. Pauline Poh Gaik Ooi, Director — Internal Audit, joined the SUNDAY group in 2001. She has over 15 years of experience in audit and business development in the Asia-Pacific region. Prior to joining SUNDAY, Ms. Ooi was a manager of the internal audit team at PCCW responsible for a wide variety of audit related assignments, fraud and ad hoc investigations and special review projects. Ms. Ooi started her early career in the accounting firms in Deloitte Touche Tohmatsu and PricewaterhouseCoopers. She holds a Bachelor degree, majoring in Accounting & Information Systems, from the University of New South Wales in Australia and is a member of CPA Australia and the Hong Kong Institute of Certified Public Accountants.

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

        For the year ended December 31, 2004, the aggregate compensation paid to our directors was as follows:

Salary, other
		allowances	Retirement
		and benefits-	scheme
Directors	Fees	in-kind	contributions	Total
	HK$'000	HK$'000	HK$'000	HK$'000

Richard John Siemens	-	1,500	30	1,530
Edward Wai Sun Cheng	-	1,500	30	1,530
William Bruce Hicks	-	3,976	30	4,006
Kuldeep Saran	-	1,500	30	1,530
Andrew Chun Keung Leung	-	1,500	30	1,530
John William Crawford (1)	200	-	-	200
Henry Michael Pearson Miles	200	-	-	200
Simon Murray (2)	146	-	-	146
Robert John Richard Owen	200	-	-	200
Kenneth Michael Katz (3)	-	-	-	-
Hongqing Zheng	-	-	-	-
	746	9,976	150	10,872

___________
Notes:

(1) Appointed on November 10, 2003.
(2) Resigned on September 24, 2004.
(3) Appointed on January 16, 2004.

        No options were granted to or exercised by the directors in 2004.

        The aggregate amounts of compensation incurred for all our senior officers was approximately HK$11.1 million in 2004. We have set up a defined contribution scheme to provide retirement benefits for our employees in Hong Kong. In 2004, our contribution to the defined contribution scheme was HK$6.5 million.

        We paid each of our independent non-executive Directors an annual director fee of HK$0.2 million, HK$0.2 million and HK$0.2million for the years ended December 31, 2002, 2003 and 2004, respectively, except Mr. Simon Murray who was paid HK$146,000 for the period ended September 23, 2004, as compensation for acting in such capacity. We will review the amount of compensation annually.

6.C BOARD PRACTICES

        As of June 22, 2005, our board consisted of ten members. There are five Non-executive Directors, three of whom are independent Non-executive Directors. Pursuant to our Articles of Association, at each general meeting one-third of our directors shall retire from office by rotation, provided that every director is subject to retirement by rotation at least once every three years. If the number of directors on the board is not a multiple of three, the number of directors to retire shall be decreased to the number nearest to but not greater than one-third. A retiring director shall be eligible for re-election. None of the directors has entered into or is proposing to enter into a service contract with the Company or its subsidiaries, which is not determinable by the employer within one year without payment of compensation (other than statutory compensation). There are no provisions relating to retirement of directors upon reaching any age limit.

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

        Our board is scheduled to meet at least four times a year to determine overall strategic direction and objectives and approve interim and annual results, budgets and other significant matters. All directors are able to take independent professional advice at the Company's expense in furtherance of their duties if necessary. The roles of the Co-Chairmen and the Group Managing Director are distinct and segregated with a clear division of responsibility. The role of Non-executive Directors is to enhance independence and objectivity of the Board's deliberations and decisions. During the year ended December 31, 2004, five board meetings were held with an average attendance rate of 77%.

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

        Our board also appointed an audit committee, with written terms of reference that set out the authorities and duties of the committee, which consists of the three independent Non-executive Directors. Its principal duties include selecting and engaging on our behalf independent public accountants to audit our financial statements, reviewing and approving the nature and scope of both the statutory and internal audits, considering and approving our interim and annual financial statements, and reviewing the adequacy and effectiveness of our accounting and financial controls. The audit committee re-assesses the Audit Committee Charter on an annual basis. The audit committee meets at least twice a year and also meets regularly with the external auditors and our internal audit personnel and follows up with management regularly regarding management actions arising from the audits.

        The members of the audit committee are Mr. Robert Owen, Mr. John William Crawford and Mr. Michael Miles. During the year ended December 31, 2004, three committee meetings were held and the attendance by the members is set out as follows:

Audit Committee Members	Meetings Attended/Held
John William Crawford	3/3
Henry Michael Pearson Miles	2/3
Robert John Richard Owen	3/3
Simon Murray (resigned on September 24, 2004)	1/2

        The board has also appointed a remuneration committee which consisted of three members, namely Mr. Richard Siemens, Mr. Edward Cheng and Mr. Michael Miles, to review matters relating to compensation of the directors and officers and such other matters relating to remuneration as directed by the board from time to time. None of the members of the remuneration committee has any personal financial interests (other than as shareholders) or conflicts of interest arising from the day-to-day involvement in the running of the business. No director plays a part in any discussion regarding his own remuneration. The remuneration committee was restructured in 2005 to comply with the new requirements of the Listing Rules, and currently comprises of Mr. Richard Siemens and the three independent directors, Messrs. John Crawford, Michael Miles and Robert Owen.

        In 2000, the board appointed a share option scheme committee which currently comprises Mr. Richard Siemens and Mr. Edward Cheng to deal with the granting of share options under the share option scheme approved by the shareholders. Two independent nonexecutive Directors, Mr. Michael Miles and Mr. Robert Owen, had been delegated with full powers of the board to deal with granting of share options to our two Co-Chairmen before the amendment of Chapter 17 the Listing Rules in September 2001. In accordance with the amended Chapter 17 of the Listing Rules, the granting of share options to our directors, the chief executive, and substantial shareholders requires approval by the independent Non-executive Directors.

INTERNAL AUDIT

        An internal audit function was established in May 2001 with an Internal Audit Charter approved and adopted by the audit committee. The internal audit function is an independent unit which provides to the board of directors an independent appraisal of our system of internal controls by means of conducting reviews to evaluate the adequacy and effectiveness of the controls established to safeguard shareholders' investments and our assets. The head of the internal audit function has a direct reporting line to the Audit Committee.

6.D EMPLOYEES

        We had a total of 773 employees as of December 31, 2004, of which 502 employees were in Hong Kong and 271 employees were in Shenzhen, China. We offer comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performance. Other staff benefits include Mandatory Provident Fund schemes, subsidized medical care and subsidies for external educational and training programs.

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

6.E SHARE OWNERSHIP

        The following table shows the number and class of voting securities of the Company owned by the directors and senior management who had interests as of June 22, 2005.

Name	Position	Shares Outstanding	Special Voting Rights
Janet Ching Man Fung	Group Director - Operations	Less than 1%	None
Frankie Chun Keung Wong	Group Director - Network Operations	Less than 1%	None
Henry Kam Heng Wong	Group Director - New Technologies	Less than 1%	None
Alex Kei Tung Kun	Director - New Technologies	Less than 1%	None
Raymond Wai Man Mak	Director - Finance	Less than 1%	None

        Statements as to securities beneficially owned by directors and senior management, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and senior management and from records available to us.

Share Option Scheme

Share Option Scheme Adopted on March 1, 2000

        We adopted an employee share option scheme on March 1, 2000. Under the terms of the scheme, our board of directors may, in its discretion from time to time, and subject to such conditions as it may determine, within 10 years beginning on the adoption date, offer to grant qualifying employees and directors of our company or our subsidiaries options to subscribe for our ordinary shares. Upon accepting an option, a grantee must pay HK$1.00 token of acceptance to us as consideration for the grant.

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

        In March 2003, options over 75 million shares of the five Executive Directors were cancelled at a total consideration of HK$5. As of May 31, 2005, no options were held by our directors. The table below sets out the share options granted to senior management to purchase our ordinary shares, which are outstanding as of May 31, 2005.

	Securities	Number of Securities
	Called for	Underlying Options	Exercise Price	Expiration Date
Senior officers	Ordinary Shares	8,365,750	$3.05	March 23, 2010
	Ordinary Shares	-	$3.05	May 31, 2010
	Ordinary Shares	8,365,750	$1.01	May 31, 2010
	Ordinary Shares	362,919	$1.01	January 19, 2011

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

        Under the New Scheme, our board of directors may, at its discretion, within ten years commencing on the date of adoption of the New Scheme, grant options to the eligible participants that include (i) any director, employee, consultant, customer, supplier, agent, partner or adviser of or contractor to the SUNDAY group or a company in which the SUNDAY group holds an interest or a subsidiary of such company, or an affiliate; or (ii) the trustee of any trust the beneficiary of which or any discretionary trust the discretionary objects of which include any director, employee, consultant, customer, supplier, agent, partner or adviser of or contractor to the SUNDAY group or an Affiliate; or (iii) a company beneficially owned by any director, employee, consultant, customer, supplier, agent, partner, adviser of or contractor to the SUNDAY group or an affiliate. Each grant of options to a director, chief executive or substantial shareholder or any of their respective associates must be approved in accordance with the requirements of the Listing Rules. Upon accepting an option, a grantee must pay HK$1.00 token of acceptance to us as consideration for the grant.

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

        The total number of ordinary shares available for issue pursuant to options which may be granted under the New Scheme and any other share option schemes must not, in aggregate, exceed 10% of our issued share capital as at the date of approval of the New Scheme by our shareholders, or the Scheme Mandate Limit, unless shareholders' approval is obtained to refresh the Scheme Mandate Limit, provided that the Scheme Mandate Limit so refreshed must not exceed 10% of our issued share capital on the date of the shareholders' approval. Upon any such refreshment, all options granted under the New Scheme and any other share option schemes (including those outstanding, cancelled, or lapsed in accordance with the New Scheme or any other share option scheme and exercised options) prior to the approval of such refreshment will not be counted for the purpose of calculating whether the refreshed Scheme Mandate Limit has been exceeded. Our board may also seek separate shareholders' approval in general meeting to grant options beyond the Scheme Mandate Limit (whether or not refreshed) provided that the options in excess of the Scheme Mandate Limit are granted only to the eligible participants specified by us before such approval is sought.

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

        The exercise price for any ordinary share under the New Scheme will be determined by our board of directors and notified to each grantee and will be not less than the highest of (i) the closing price of our ordinary share as stated on the Stock Exchange of Hong Kong's daily quotations sheet on the date of grant of the relevant option, which must be a business day, (ii) an amount equivalent to the average closing price of a share for the five business days immediately preceding the option grant date and (iii) the nominal value of a share.

        As of June 22, 2005, no options had been granted under the New Scheme.

       Pursuant to the mandatory cash offer to be made by PCCW for the remaining of our shares on or about July 8, 2005, PCCW has indicated that it will also make an appropriate offer or proposal to the holders of our outstanding share options to acquire their outstanding share options.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

        The following table contains information concerning the ownership of our ordinary shares by each person whom we know beneficially owns 5% or more of our ordinary shares as of June 22, 2005.

	Number of Ordinary Shares	Percentage of Ordinary Shares
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned
PCCW Limited(1)	1,790,134,000	59.87%
Huawei Technologies Co., Ltd.(2)	296,416,000	9.91%
____________
(1)	Held through its wholly owned subsidiary, PCCW Mobile Holding No. 2 Limited. PCCW was entered as a shareholder as of June 22, 2004, the date of completion of purchase of the shares previously held by Distacom Communication Limited and USI Holdings Limited.
(2)	Held through its subsidiary, Huawei Tech. Investment Co., Limited.

        As of June 14, 2005, there were approximately 324,005 ADSs (representing 32,400,500 ordinary shares) in issue, which were held by approximately 666 beneficial holders in the U.S.

        PCCW is incorporated in Hong Kong and through its group companies, provides local and international telecommunications services, internet and interactive multimedia services, the sale and rental of telecommunications equipment and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in the People's Republic of China.

        Huawei started acquiring our shares in the open market from January 2004. By February 5, 2004, Huawei had acquired a total of 163,848,000 shares, or approximately 5.5% of our total shares in issue. On March 18, 2004, Huawei's interest in SUNDAY increased to 187,496,000 shares, or approximately 6.3% of total shares in issue; to 212,488,000 shares, or approximately 7.1%, on May 11, 2004; and to 239,784,000 shares, or approximately 8.0% of our total shares in issue on May 24, 2004. On June 14, 2005, Huawei further increased its interest to 296,416,000 shares, or approximately 9.91% of our total shares in issue.

        For a description of these agreements and arrangements between our major shareholders and us, see "Item 7. Related Party Transactions - Transactions with Major Shareholders and Their Affiliates."

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

Transactions with Major Shareholders and Their Affiliates

Major Transactions with PCCW and its Affiliates

        With effect from June 22, 2005, PCCW beneficially owns approximately 59.87% of our ordinary shares, and has become a substantial shareholder.

Provision of telecommunications services to the Group

        Since 1997, PCCW and its subsidiaries has started providing certain types of  leased circuits and interconnection capacity to us. The terms of the agreements entered into between PCCW, its subsidiaries and us are in accordance with usual commercial practices and entered into in the ordinary course of business, and are currently stated to expire on September 30, 2006.

Agreements with Huawei and its Affiliates

Supplemental Supply Agreement

        On November 15, 2004, Mandarin entered into the Supplemental Supply Agreement with HTIC in respect of amendments to the Supply Contract.

        The Supplemental Supply Agreement became effective on December 23, 2004. The Supplemental Supply Agreement set out the terms for the purchase and installation of additional equipment under the Supply Contract. The value of equipment purchased increased for HK$859 million to HK$1,208 million. Payment for all equipment and services provided under the Supplemental Supply Agreement will be satisfied by drawdown of the equipment supply facility under the Facility Agreement, as increased by the Amendment and Restatement Agreement.

Amendment and Restatement Agreement to the Facility Agreement

        The Amendment and Restatement Agreement provides for:

(a) the equipment supply facility under the Facility Agreement to be increased by HK$349,000,000 from HK$859,000,000 to HK$1,208,000,000;

(b) the repayment schedule for the general facility within the Facility Agreement to be amended to provide for the next payment to be extended to July 2006 and for the remaining balance to be paid by installments until July 2011; and

(c) amendment of certain of the covenants given by Mandarin to the lenders to take account of the changes to the Facility Agreement.

        The Amendment and Restatement Agreement became effective on December 23, 2004.

Supplemental Agreement to the Subcontract

        On November 15, 2004, Mandarin entered into the Supplemental Subcontract Agreement, with HTIC for the amendment of certain work and equipment schedules in the Subcontract Agreement.

Supply Contract

        On May 13, 2004, Mandarin and HTIC entered into the Supply Contract for the supply and installation of a mobile communications network and associated services on a turnkey basis. HTIC, as the contractor, is obligated to design, manufacture, install the 3G network, and will be responsible for the integration and ensuring the full operability between the existing network and the 3G network. HTIC is further obligated to provide maintenance services for specified warranty periods, and ensuring that the 3G network and associated systems will perform to certain agreed minimum performance criteria. The contract price for the Supply Contract was HK$859 million.

Facility Agreement

        On May 13, 2004, HTIC, Mandarin and SUNDAY Communications Limited entered into the Facility Agreement for the provision of long-term financing in relation to the 3G mobile communications network. The Facility Agreement comprised a HK$859 million equipment supply facility, a HK$500 million general facility and a 3G performance bond facility. We paid HK$17.7 million interest costs and repaid $75 million to HTIC in respect of the loan facilities under the Facility Agreement during 2004.

Subcontract Agreement

        On May 13, 2004, Mandarin and HTIC entered into a Subcontract Agreement, pursuant to which Mandarin, as a subcontractor to HTIC under the Supply Contract, agreed to perform certain civil works and equipment installation on designated cell sites in respect of the installation of certain equipment for the 3G mobile communications network.

Transactions with Related Companies

        We lease various premises for our warehouses, switching centers and repair center and have obtained property license rights for certain cell sites from affiliates of our shareholders and companies controlled by the father of Peter Kin Ngok Lam who was one of our directors up to May 22, 2003. For the years ended December 31, 2002, 2003 and 2004, we made lease payments to such affiliates amounting to HK$4.3 million, HK$1.3 million and HK$126,000, respectively. During the period from January 1, 2005 to May 31, 2005, we made lease payments to such affiliates of our shareholders amounting to approximately HK$53,000.

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

        See "Item 18. Financial Statements".

Legal Proceedings

        We are not a party to, nor are we aware of, any threatened or pending litigation, legal or arbitration proceedings which we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operation.

8.B SIGNIFICANT CHANGES

        As a result of the acquisition by PCCW of a controlling stake in us from our major shareholders, Distacom and USI, PCCW is required under the Hong Kong Takeover Code to make a cash tender offer to acquire the remaining shares that it does not currently own or has agreed to acquire. Such tender offer is expected to commence on or about July 8, 2005. As a result of such acquisition and tender offer for our shares by PCCW, we may be delisted from the Hong Kong Stock Exchange and deregistered from Nasdaq. PCCW has stated that it intends for SUNDAY to continue with its existing core business of development and provision of wireless communications and data services in Hong Kong.

Item 9. THE OFFER AND LISTING

MARKETS

Market Price Information — Ordinary Shares

Our ordinary shares have been listed and traded on the main board of the Stock Exchange of Hong Kong under the stock code "866" since March 16, 2000. The following table shows, for the periods indicated, the high and low closing prices for the ordinary shares as quoted on the main board of the Stock Exchange of Hong Kong for the fiscal year ended December 31 of each year indicated below, as at the end of each fiscal quarter indicated below, and for each month of the five-month period ended May 31, 2005.

	High		Low
		(HK$)
Year 2001	0.700		0.275
Year 2002	0.330		0.084
Year 2003	0,405		0.122
Year 2004	0.740		0.310
Year 2003	0.405		0.122
First quarter	0.196		0.131
Second quarter	0.180		0.122
Third quarter	0.405		0.163
Fourth quarter	0.380		0.295
Year 2004
First quarter	0.740		0.310
Second quarter	0.560		0.370
Third quarter	0.520		0.450
Fourth quarter	0.475		0.425
December	0.740		0.370
Year 2005
First quarter	0.580		0.400
Months 2004
December	0.740		0.370
Months 2005
January	0.540		0.400
February	0.580		0.400
March	0.560		0.450
April	0.465		0.430
May	0.510		0.445

Market Price Information — American Depositary Shares (ADSs)

Our ADSs have been listed and traded on The Nasdaq National Market under the symbol "SDAY" since March 15, 2000. The Bank of New York acts as the depositary of our ADSs. Prior to July 25, 2002, each ADS represents ownership interests in 30 ordinary shares (or the right to receive 30 ordinary shares). On July 25, 2002, our ADS to share ratio was changed from 1:30 to 1:100.

The following table shows, for the periods indicated, the high and low closing prices for the ADSs for the fiscal year ended December 31 of each year indicated below, as at the end of each fiscal quarter indicated below, and for each month of the six-month period ended May 31, 2005.

	High		Low
		(US$)
Year 2001(1)	8.958		3.333
Year 2002(1)	4.200		1.000
Year 2003	4.900		1.250
Year 2004	9.420		4.700
Year 2003	0.405		0.122
First quarter	0.196		0.131
Second quarter	0.180		0.122
Third quarter	0.405		0.163
Fourth quarter	0.380		0.295
Year 2004
First quarter	9.420		3.880
Second quarter	7.110		4.700
Third quarter	6.550	5.240
Fourth quarter	6.040	5.330
2005
First quarter	7.250	5.090
Months 2004
December	9.420	4.700
Months 2005
January	6.500	5.090
February	7.250	5.090
March	7.110	6.070
April	6.160	5.670
May	6.500	5.660

(1) The prices quoted on The Nasdaq National Market prior to July 25, 2002, had been adjusted based on the new ADS to share ratio of 1:100.

Item 10. ADDITIONAL INFORMATION

10.A SHARE CAPITAL

        Not applicable.

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION

        We amended certain sections of our Articles of Association relating to procedural matters in general meetings and meetings of our board of directors. Such amendments were approved by the shareholders at our 2005 annual general meeting held in May 2005. See Exhibit 1.1 for the revised Articles of Association.

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

Summary of Memorandum and Articles of Association and Material Applicable Laws of the Cayman Islands

Meetings

        An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 clear days' notice and any other extraordinary general meeting shall be called by not less than 14 clear days' notice. Notice of every general meeting shall be given to all our members other than such as, under the provisions of the Articles of Association or the terms of issue of the shares they hold, are not entitled to receive such notices from us, and also to our auditors for the time being.

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

        The quorum for a separate general meeting of the holders of a separate class of our ordinary shares is described in "Modification of Rights" below.

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

        Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder or, in the case of joint holders, addressed to the holder whose name stands first in the register, at such holder's registered address, or addressed to such person and at such addresses as the holder may direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

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

Board of Directors

        We are managed by a board of directors which, unless otherwise determined by us in general meeting, must consist of not less than two members. As of May 31, 2005, our board of directors consisted of 10 members. At each annual general meeting, one-third of our directors are subject to retirement from office by rotation, provided that every director is subject to retirement by rotation at least once every three years. Retiring directors are eligible for re-election.

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

Directors' Interests

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

Directors' Fees and Expenses

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

General Powers of the Directors

        Our board may establish or concur or join with other companies (being subsidiary companies of our company or companies with which it is associated in business) in establishing and making contributions out of our company's monies to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any director or ex-director who may hold or have held any executive office or any office of profit with our company or any of our subsidiaries) and ex-employees of our company and their dependents or any class or classes of such persons.

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

10.C MATERIAL CONTRACTS

        Supplemental Supply Agreement between HTIC and Mandarin dated November 15, 2004 for the amendment of the terms and conditions of the Supply Contract dated May 13, 2004, and the Supplemental Subcontract Agreement between HTIC and Mandarin dated November 15, 2004 for the amendment of the terms and conditions of the sub-contract under the Supply Contract dated May 13, 2004.

        Amendment and Restatement Agreement between HTIC, Mandarin, SUNDAY and JPMorgan Chase Bank, N.A. dated November 15, 2004 for the amendment of the terms and conditions of the Facility Agreement dated May 13, 2004.

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

        For a discussion on exchange rate information relating to Hong Kong dollars, see "Item 3. Key Information — Selected Financial Data — Exchange Rate Information" in this Annual Report.

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

United States Federal Income Taxation

        The following is a discussion under present law of the material United States federal income tax consequences of the purchase, ownership and disposition of ADSs or ordinary shares by a U.S. Holder (as defined below). The discussion deals only with ADSs or ordinary shares held by a U.S. Holder as capital assets as defined in the Internal Revenue Code of 1986, as amended, and does not address all of the tax consequences that may be relevant to prospective purchasers of ADSs or ordinary shares in light of their particular circumstances or to persons subject to special tax rules, such as insurance companies, financial institutions, dealers in securities or foreign currencies, tax-exempt investors, foreign persons, persons holding ADSs or ordinary shares as a position in a "straddle", as a part of a short-sale, or as part of a hedging or conversion transaction, persons owning, directly, indirectly or constructively, 10% or more of our voting stock or persons whose functional currency is not the United States dollar. Prospective purchasers of ADSs or ordinary shares should consult with their tax advisors regarding the application of the United States federal income tax laws to their particular situations as well as to any additional tax consequences of purchasing, holding or disposing of ADSs or ordinary shares, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction.

        For purposes of this summary, a "U.S. Holder" is any beneficial owner of ADSs or ordinary shares that is:

  a citizen or resident of the United States,

  a corporation, partnership or other entity organized under the laws of the United States or any state thereof,

  an estate the income of which is subject to United States federal income tax without regard to its source, or a trust (a) subject to the primary supervision of a United States court and the control of one or more United States persons or (b) that has elected to be treated as a United States person under applicable Treasury regulations.

        In general, for United States federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the ordinary shares represented by the ADSs. Accordingly, no gain or loss will be recognized upon the exchange of ADSs for the holder's proportionate interest in the ordinary shares represented by such ADSs. A U.S. Holder's tax basis in the withdrawn shares will be the same as its tax basis in the ADSs surrendered therefor, and the holding period in the withdrawn shares will include the period during which the holder held the ADSs.

Distributions on ADSs or Ordinary Shares

        Subject to a holder's satisfaction of certain holding period requirements, dividends included in income by a noncorporate U.S. Holder for taxable years ending after December 31, 2002 and before January 1, 2009 are subject to tax at a maximum rate of 15% if the dividends are paid by a domestic corporation or "qualified foreign corporation." A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or ADSs) are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty, provided that (a) the corporation was not, in the year prior to the year in which the dividend was paid and is not the year in which the dividend is paid a passive foreign investment company, or (b) for dividends paid prior to the 2005 tax year, a foreign person holding company or foreign investment company. We believe that we should be treated as a qualified foreign corporation with respect to dividend payments to our ADSs holders and, therefore, dividends paid to an individual U.S. Holder of ADSs should be taxed at a maximum rate of 15%. However, you should be aware that the requirements to be treated as a qualified foreign corporation are not entirely clear and further guidance from the Internal Revenue Service may be forthcoming that could affect this conclusion. U.S. Holders of ordinary shares directly, rather than through ADSs, should consult their own tax advisor about whether the 15% maximum rate applies to dividends they receive.

        To the extent that the amount of any distribution on ADSs or ordinary shares exceeds our current and accumulated earnings and profits, as determined for United States federal income tax purposes, a U.S. Holder's pro rata share of such excess amount would be treated:

  as a non-taxable return of capital that would be applied against and would reduce the U.S. Holder's tax basis in its ADSs or ordinary shares until this basis is equal to zero; and

  to the extent excess distributions remain, as capital gain.

        Subject to certain conditions and limitations, including certain minimum holding period requirements, the United States dollar value of the foreign income taxes, if any, withheld from a distribution to a U.S. Holder on ADSs or ordinary shares may be claimed as a credit against the U.S. Holder's United States federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of foreign income taxes withheld in a taxable year, but only if such U.S. Holder does not elect to claim a foreign tax credit in respect of any foreign taxes paid by it in the taxable year. Dividends on ADSs or ordinary shares generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for United States foreign tax credit purposes.

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

Sale, Exchange of Other Disposition

        A U.S. Holder generally will recognize gain or loss upon a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the United States dollar value of the amount realized on the sale or other taxable disposition and the U.S. Holder's adjusted tax basis in the ADSs or ordinary shares, as applicable. Subject to the passive foreign investment company discussion below, such gain or loss will generally be capital gain or loss and, in the case of certain non-corporate U.S. Holders, may be subject to United States federal income tax at a preferential rate where the U.S. Holder's holding period exceeds one year. With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the long-term capital gain rate for an individual U.S. Holder is 20%. Any gain or loss recognized by a U.S. Holder on a sale or other taxable disposition of ADSs or ordinary shares will generally be treated as United States source gain or loss for foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses in respect of ADSs or ordinary shares is subject to limitations.

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

        If we were a passive foreign investment company for any taxable year, a U.S. Holder that held ADSs or ordinary shares in that taxable year would generally be subject to special rules with respect to certain distributions made by us on the ADSs or ordinary shares and with respect to gains from dispositions of ADSs or ordinary shares. In general, such a U.S. Holder would be required to allocate such distributions or gains, as the case may be, ratably over its holding period for such ADSs or ordinary shares. That portion of any such distributions or gains allocated to a prior taxable year, other than a year prior to the first year in which we were a passive foreign investment company, would effectively be taxed at the highest United States federal income tax rate in effect for such year with respect to ordinary income. In addition, the U.S. Holder would be subject to an interest charge on the resulting tax liability determined as if such tax liability had been due with respect to the particular taxable year. The portion, if any, of such distributions or gains not so allocated to a prior taxable year of the U.S. Holder in which we were a passive foreign investment company would be included in the U.S. Holder's income for the taxable year of the particular distribution or disposition and taxed as ordinary income.

        The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. Holder is eligible for and timely makes either a valid "qualifying electing fund" election, in which case the U.S. Holder generally would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains, or a valid "mark-to-market" election. We do not currently intend to complete the actions necessary for U.S. Holders to make a qualifying electing fund election in the event that we were to be considered a passive foreign investment company for any taxable year. If a mark-to-market election is made, the U.S. Holder will include in ordinary income each year the excess, if any, of the fair market value over the adjusted tax basis of its ADSs or ordinary shares. The U.S. Holder also will be allowed an ordinary loss each year of the excess, if any, of the adjusted tax basis over the fair market value of its ADSs or ordinary shares, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. The U.S. Holder's tax basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. Assuming the ordinary shares are regularly traded on a qualified exchange or other market for purposes of the passive foreign investment company rules, the mark-to-market election would be available with respect to the ADSs and the ordinary shares. Prospective purchasers are urged to consult their tax advisors regarding the consequences of an investment in a passive foreign investment company.

Backup Withholding and Information Reporting

        "Backup" withholding and information reporting requirements may apply to payments made within the United States of dividends on ADSs or ordinary shares and to certain payments of proceeds of a sale or redemption of ADSs or ordinary shares paid to a U.S. Holder. We, our agent, a broker or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a rate of 28% of such payment if the U.S. Holder fails to furnish the U.S. Holder's taxpayer identification number, to certify that such U.S. Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders, including, among others, corporations, are not subject to the backup withholding and information reporting requirements. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder may generally be claimed as a credit against such U.S. Holder's United States federal income tax liability provided that the required information is furnished to the United States Internal Revenue Service.

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

        Taxable gains will be subject to Hong Kong profits tax which is currently imposed on corporations at the prevailing rate of 17.5% and on individuals or unincorporated business at the prevailing rate of 16%.

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

Stamp Duty

        A sale or purchase of shares is subject to Hong Kong stamp duty if the transfer of such shares is required to be registered in Hong Kong. The ordinary shares will be registered in our Hong Kong branch register of members and, therefore, will constitute "Hong Kong stock" for the purposes of Hong Kong stamp duty. For such purposes any person who effects a sale or purchase of Hong Kong stock such as the ordinary shares registered on our Hong Kong register of members, whether as principal or agent, is required to execute a contract note evidencing such sale or purchase and to have that note stamped. Contract notes attract stamp duty, payable by the seller and the purchaser in equal shares, at the aggregate rate of HK$2.00 per HK$1,000 by reference to the value of the consideration paid or the market value of the shares on the Stock Exchange of Hong Kong, whichever is greater, on the date the contract note is executed. If, in the case of a sale or purchase of the shares by a person who is not resident in Hong Kong, the stamp duty on either or both of the contract notes is not paid, the transferee will be liable to pay stamp duty on the instrument of transfer in an amount equal to the unpaid duty. If the stamp duty is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed. In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of shares.

        Upon the exchange of any ADRs evidencing ADSs for certificates representing shares, or exchange of shares for ADRs evidencing ADSs, stamp duty aggregating HK$2.00 per HK$1,000 or part thereof is payable in addition to the depositary's charges, if any, unless the exchange does not result in any change in the beneficial ownership of the shares under Hong Kong law. Investors are not liable for stamp duty on the issuance of the ADSs upon the initial deposit of shares issued directly to the depositary or for the account of the depositary. No Hong Kong stamp duty is payable upon the transfer of ADRs evidencing ADSs if such ADRs are not maintained on a register in Hong Kong.

Estate Duty

        The ordinary shares, being registered on our branch register of members in Hong Kong, are property in relation to which Hong Kong estate duty will be chargeable on the death of the owner of such shares regardless of the place of the owner's residence, citizenship or domicile, unless there is an applicable exemption under the Estate Duty Ordinance (Ch. 111 of the Laws of Hong Kong). We cannot assure you that the Hong Kong Inland Revenue Department will not treat the ADSs as Hong Kong property that may be subject to estate duty on the death of the beneficial owner of the ADSs even if the ADSs are located outside Hong Kong at the date of such death. Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. The rate of and the threshold for estate duty has, in the past, been adjusted on a fairly regular basis. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million.

        Where shares registered on the Hong Kong branch register, and possibly ADSs, are owned by a controlled company which is defined under the Estate Duty Ordinance as a company under the control of not more than five persons (certain classes of persons being treated as a single person for this purpose), the death of a person who made at any time a transfer of property to such company and who received or could have received benefits from that company in the three years ending with that person's death may expose the company to an estate duty liability.

        The above statements are based on prevailing laws. The Hong Kong Financial Secretary announced in the 2005/06 Hong Kong Budget that estate duty would be abolished. Under the proposed law, estates of persons that pass away after the commencement date of Revenue (Abolition of Estate Duty) Ordinance 2005, will not subject to estate duty.

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

        The foreign exchange risk results primarily from movements of the Hong Kong dollar against the U.S. dollar. Our revenues are generated in Hong Kong dollars while a significant proportion of all our network equipment costs are denominated in U.S. dollars. As of December 31, 2004, substantially all the assets and liabilities are denominated in Hong Kong dollars. We have not experienced significant foreign exchange movements primarily because the Hong Kong dollar has remained stable against the U.S. dollar, which until May 18, 2005, was officially linked at HK$7.80 = US$1.00 by the Hong Kong government, and subsequently trades between a fixed trading band of HK$7.75 to HK$7.85 to US$1.00. We will continue to monitor our foreign exchange exposure and market conditions and determine if any hedging is required.

        Substantially all of our outstanding debts bore interest at floating rates based on the Hong Kong interbank offer rate, or HIBOR,  in 2004 and were subject to interest rate exposure resulting from changes in interest rates in the Hong Kong dollar. Depending on the outlook on interest rates, we may hedge our interest rate-related transactions to manage such exposure.

        The table below provides information about our debt obligations as of December 31, 2004 under the Facility Agreement (as amended by the Amendment and Restatement Agreement) that are sensitive to changes in interest rates. The table represents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Hong Kong dollar, which is our reporting currency. The debts actual cash flows are denominated in Hong Kong dollars as indicated in parentheses.

	As of December 31, 2004
	2005	2006	2007	2008	2009	2010	2011	Total	Fair Value
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Liabilities	(in thousands)
Long-term debt
Variable rate (HK$)	-	75,000	75,000	-	75,000	100,000	100,000	425,000	420,586
	Not	HIBOR	HIBOR	Not	HIBOR	HIBOR	HIBOR
Average interest rate	Applicable	+3.5%	+3.5%	Applicable	+3.5%	+3.5%	+3.5%
Variable rate (HK$)	-	-	-	44,537	44,537	44,537	44,537	178,148	176,613
	Not	Not	Not	HIBOR	HIBOR	HIBOR	HIBOR
Average interest rate	Applicable	Applicable	Applicable	+3%	+3%	+3%	+3%

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

Item 15. CONTROLS AND PROCEDURES

        As of December 31,2004, we carried out an evaluation under the supervision of and with the participation of our management, including our Group Managing Director and Director - Finance, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on our evaluation, our Group Managing Director and Director -Finance concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2004 at the reasonable assurance level for gathering, analyzing and disclosing the information SUNDAY is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. In connection with the foregoing evaluation, we identified deficiencies in the internal controls, and we have taken corrective actions and allocated additional resources to improve the disclosure controls and procedures. We do not believe the deficiencies in the disclosure controls and procedures had any significant impact on our consolidated financial statements for the year ended December 31, 2004.

Internal Control

        The senior management is responsible for internal control at the Group and for reviewing its effectiveness. Procedures have been designed for safeguarding assets against unauthorized use or disposition, for maintaining proper accounting records and for ensuring the reliability of financial information used within the business or for publication. Such procedures are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material errors, losses or fraud.

The key internal controls established within the Group include the following:
  Expenditure Authorization and Control. Authority to operate the various business units and subsidiaries within our Group is delegated to their respective department heads within limits set by the Board of Directors of the Company or by the Executive Management Committee or EMC, of the Board under powers delegated by the Board. Authority are delegated downwards within our Group to the point where decisions can be taken most efficiently, with the aim of balancing effective oversight with operational flexibility.
  Business Performance Monitoring. The Finance department has established comprehensive management control systems to track key performance indicators on a weekly basis. Regular reviews and assessments of progress against agreed targets are carried out by the Group Managing Director in conjunction with the senior management.
  Integrity of Records and Accounting Procedures. Detailed operational, financial and management reporting procedures and guidelines are established by the Finance department for application across the Group. These are designed to ensure that proper controls are in place for the recording of complete, accurate and timely accounting and management information. Regular reviews and audits are carried out to ensure that the preparation of financial statements is carried out in accordance with generally accepted accounting principles, the Group's accounting policies and the laws and regulations applicable in each country of operations.

  Policies and procedures are established to set policies, procedures and standards in the areas of finance, treasury, legal and regulatory affairs, company secretarial, human resources, corporate communications, purchasing and supply, and property management.

Internal Audit

        Internal Audit was established to provide independent assurance to the Board and executive management on the adequacy and effectiveness of internal controls for the Group. The Director of Internal Audit reports directly to the Chairman of the Audit Committee and the Group Managing Director.

        Internal Audit adopts a risk management approach.  The annual work plan of Internal Audit covers major activities and processes of the Groups business. All audit reports are communicated to the relevant senior management, the Group Managing Director the Executive Directors. Audit issues are tracked and followed up for proper implementation, with progress reported to the the Executive Directors and Audit Committee on a quarterly basis.

        Our Group Managing Director and our Director - Finance have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended) as of December 31, 2004. Based on the evaluation, they have concluded that these disclosure controls and procedures and internal control over financial reporting are effective. There were no significant changes in our internal control over financial reporting (as defined in Rules 13a - 15(f) and 15d - 15(f) of the United States Securities Exchange Act of 1934 as amended) that occurred during the fiscal year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

  honest and ethical conduct;
  full, fair, accurate, timely and understandable disclosure;
  compliance with governmental laws and regulations and applicable stock exchange rules and regulations;
  prompt internal reporting; and
  accountability for adherence to the code.

Our Code of Ethics has been posted on the Company's web site.

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

Item 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The fees for the professional services rendered by our auditors, PricewaterhouseCoopers, in 2003 and 2004 are depicted in the table below.

	Fees for 2003	Fees for 2004
	(HK$)	(HK$)
	(in thousands)	(in thousands)
Audit services(1)	1,100	1,288
Audit-related services(2)	251	248
Tax services(3)	128	80
Other permitted services(4)	70	288
Total	1,549	1,904

_______________

(1) Audit fees for the years ended December 31, 2003 and 2004 were for professional services rendered for the audits of our audited consolidated financial statements, statutory audits and assistance with review of documents filed with the Stock Exchange of Hong Kong and the U.S. SEC.

(2) Audit-related fees for the years ended December 31, 2003 and 2004 were for professional services rendered for an employee benefit plans audit, issuance of certifications required by the OFTA, a revenue sharing review required by one of our vendors and a system audit required by the OFTA.

(3) Tax fees for the years ended December 31, 2003 and 2004 were for services related to the preparation of Hong Kong income tax returns. Tax fees for the year ended December 31, 2003 also included advisory services related to queries raised by the Inland Revenue Department of Hong Kong.

(4) Fees for other permitted services for the year ended December 31, 2003 related to systems consultation services. Fees for other permitted services for the year ended December 31, 2004 related to major transactions in respect of execution of a conditional Supply Contract and of the conditional Facility Agreement in May 2004, and execution of the conditional Supplemental Supply Agreement and of the conditional Amendment and Restatement Agreement in November 2004.

The engagement of PricewaterhouseCoopers and the services provided pursuant to such engagement were approved by our audit committee in accordance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X. The fees for all such services have been preapproved by our audit committee.

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

Item 18. FINANCIAL STATEMENTS

See pages F-1 through F-47 incorporated herein by reference.

Item 19. EXHIBITS

EXHIBIT INDEX

1.1****	Memorandum and Articles of Association of the Registrant (as amended).
1.2*	Certificate of Incorporation of the Registrant.
2.1*	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary bank, and holders and beneficial holders of the American depositary shares.
2.2*	Form of American depositary receipt evidencing American depositary shares.
2.3*	Specimen certificate of the Ordinary Shares.
4.1*	Rules of the Share Option Scheme adopted on March 1, 2000.
4.2**	Rules of the Share Option Scheme, adopted on May 22, 2002.
4.3**	Mobile Carrier License dated as of October 22, 2001 issued by the Telecommunications Authority to SUNDAY 3G (Hong Kong) Limited.
4.4***†	Turn Key Contract for the Supply and Installation of a Mobile Communications Network and Associated Services between Huawei Tech. Investment Co., Limited and Mandarin Communications Limited dated as of May 13, 2004.
4.5***†	Facility Agreement dated as of May 13, 2004 among Mandarin Communications Limited as Borrower, SUNDAY Communications Limited as Guarantor and Huawei Tech. Investment Co., Limited as the Original Lender.
4.6***†	Subcontract Agreement dated as of May 13, 2004 among Huawei Tech. Investment Co., Limited as Contractor and Mandarin Communications Limited as Subcontractor.
4.7****†	Amendment and Restatement Agreement dated as of November 15, 2004 among Mandarin Communications Limited, SUNDAY Communications Limited as Guarantor, Huawei Tech. Investment Co., Limited as the Original Lender and JPMorgan Chase Bank, N.A. as agent of the Finance Parties.
4.8****†	Supplemental Agreement to the Supply Contract dated as of November 15, 2004 between Huawei Tech Investment Co., Limited as Contractor and Mandarin Communications Limited as Buyer.
4.9****†	Supplemental Agreement to the Subcontract dated as of November 15, 2004 between Huawei Tech. Investment Co., Limited as Contractor and Mandarin Communications Limited as Subcontractor.
8.1****	Subsidiaries of the Registrant.
12.1****	Certification of Group Managing Director.
12.2****	Certification of Director - Finance.
13.1****	Certification of Group Managing Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2****	Certification of Director - Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference to the registrant's Registration Statement on Form F-1, filed on March 9, 2000 (Registration No. 333-11470).

** Incorporated by reference to the registrant's Form 20-F for the year ended December 31, 2001.

*** Incorporated by reference to the registrant's Form 20-F for the year ended December 31, 2003.

**** Filed herewith.

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

SUNDAY Communications Limited

By: /s/ WILLIAM BRUCE HICKS
___________________________
Name: William Bruce Hicks
Title: Group Managing Director

Date: June 30, 2005

APPENDIX A

GLOSSARY OF TECHNICAL TERMS

This glossary contains certain definitions and other terms as they relate to our businesses and as they are used in this Annual Report. As such, these definitions may not correspond to standard industry definitions.

2G	"Second Generation", a type of wireless communications technology based on the digital technology, including GSM, CDMA and D-AMPS technology, and which was developed primarily for voice applications.

3G	"Third Generation", the next wave of wireless communications technology based on the UMTS standard that has broadband transmission capability to support multimedia services, such as real time interactive video.

base station	fixed transceiver (transmitter and receiver) equipment, containing base transceiver stations, used for communicating between mobile phones within a certain area in a mobile network and a fixed link base station controller.

base station controller (BSC) ...	a switch controlling a number of base stations.

base transceiver station (BTS) .	radio equipment, contained in a base station, used for transmitting and receiving signals to and from mobile phones within a single cell.

broadband	a service or connection allowing a considerable amount of information to be conveyed. Broadband is generally defined as bandwidth of at least 1.5 Mbps.

browser	a software program that retrieves, displays, and prints information from the World Wide Web.

CDMA	code division multiple access, a digital cellular technology developed in the United States which is a way of multiplying a variety of signals onto a single communications channel.

cell	coverage area for a single base transceiver station.

cell site	the location of a base station.

digital	in recording or computing, the use of binary code to represent information.

e-mail	electronic messages sent via the internet.

EFR	enhanced full rate, a technology which enables voice transmission quality over digital mobile systems, which is equivalent to voice transmission quality over a landline, by filtering background noise.

ETS	external telecommunication services, which are regulated and licensed in Hong Kong by the Hong Kong Telecommunications Authority for external telecommunications services over IPLCs.

FTNS	fixed telecommunication network services, which are regulated and licensed in Hong Kong by the Hong Kong Telecommunications Authority for telecommunications services between fixed points.

GPRS	general packet radio services, an evolved version of 2G GSM technology which transmits and receives packets of data in bursts instead of using a continuous open radio channel. GPRS bandwidth is 115.2 Kbps.

GSM 1800	global system for mobile communications standard, which uses the 1800 MHz frequency band. This standard was previously known as DCS 1800 and is the standard for PCS networks in Hong Kong.

GSM 900	global system for mobile communications standard, which uses the 900 MHz frequency band.

IN	intelligent network.

international roaming	a service which permits subscribers to use their existing mobile phone and telephone number when travelling in other countries outside their local network.

internet	international computer network, a worldwide electronic communication network.

IPLC	international private leased circuit.

ISR	International Simple Resale, a mechanism enabling operators who are licensed to provide external telecommunications services which enable international long distance calls using external telecommunications facilities of fixed telecommunication network service operators who are licensed to provide them.

Java	object-oriented programming language for creating software applications which are independent of operating systems and can be uploaded from servers to subscribers allowing, for example, the functionality of browsers to be increased.

Java SIM card	a rewriteable SIM Card with 32K memory.

Kbps	kilobits per second, which is a measurement of speed for digital signal transmission expressed in thousands of bits per second.

LAN	local area network.

Mbps	megabits per second, which is a measurement of speed for digital signal transmission expressed in millions of bits per second.

MHz	megahertz, million hertz.

MNP	mobile number portability, which was introduced by OFTA in March 1999. This allows mobile telephone users in Hong Kong to switch service providers and keep their existing mobile telephone numbers without penalty.

mobile switch	a switch in a GSM network responsible for telephony switching functions.

PCS	personal communication service or system, the generic term for the type of digital cellular network constructed in Hong Kong using frequency bands at 1800 MHz.

PDA	personal digital assistant, a hand-held device that functions as a personal organizer, containing calendar, address and perhaps e-mail or fax capabilities.

PNETS	public non-exclusive telecommunications services, which are regulated and licensed by the Hong Kong Telecommunications Authority for services such as international value-added network services (which also covers the licensing of ISPs), virtual private network services (or VPNs) and external telecommunications services (or ETS).

PNETS (ETS) license	a public non-exclusive telecommunications services (external telecommunications service) license, which is required to be obtained by an international long distance service provider in order to provide customers short code access to that service provider's international long distance services, and permits such a service provider to use ISR to provide the international long distance services.

PRS license	a public radio communication service license, which permits the provision by a mobile operator of PCS public mobile communication services.

server	a computer that allows other computers to connect to it. Servers store information and allow client computers to retrieve information for users.

SIM card	subscriber identity module card, a smart card which stores the subscriber identity information and authentication key and which needs to be inserted into a GSM mobile phone to make it operable.

switch	a node in a telephony network in which circuits are connected automatically in response to signals generated by subscribers' mobile phones.

switching center	the physical location of one or several switching systems.

TDMA	time division multiple access, a digital cellular technology, which is deployed on the 800 MHz and 1900 MHz frequencies.

UMTS	universal mobile telephony system or service, a standard for 3G networks.

WAP	wireless application protocol, an open, global specification that allows internet access and other broadband services on mobile wireless devices.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SUNDAY COMMUNICATIONS LIMITED

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profits and losses, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of SUNDAY Communications Limited (the "Company") and its subsidiaries (hereafter collectively referred to as the "Group") at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

PricewaterhouseCoopers

Hong Kong, June 30, 2005

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PROFITS AND LOSSES
(Amounts in thousands except per share data)

		Year ended December, 31
	Note	2002	2003	2004	2004
		HK$	HK$	HK$	US$
					(Note 2(t))
Revenues from
Mobile services		1,217,677	1,149,875	1,031,361	132,697
Sales of mobile phones and accessories		115,291	109,471	126,920	16,330
Other services		9,722	695	328	42

Total operating revenues	22	1,342,690	1,260,041	1,158,609	149,069

Cost of services	3	(221,071)	(196,754)	(212,564)	(27,349)
Cost of sales of mobile phones and
accessories		(113,414)	(133,315)	(143,915)	(18,516)

Gross profit		1,008,205	929,972	802,130	103,204

Other revenues		1,917	4,550	3,058	393

Operating expenses
Network costs		(303,577)	(270,070)	(255,744)	(32,905)
Depreciation	11	(256,393)	(233,293)	(228,645)	(29,418)
Rent and related costs		(61,074)	(46,284)	(38,264)	(4,923)
Salaries and related costs	4	(243,890)	(152,020)	(128,889)	(16,583)
Advertising, promotion and other
selling costs		(127,798)	(105,976)	(82,636)	(10,632)
Other operating costs		(60,078)	(45,020)	(39,126)	(5,034)

(Loss)/profit from operations	22	(42,688)	81,859	31,884	4,102

Interest income		3,553	2,526	218	28
Finance costs	4	(59,520)	(52,787)	(26,300)	(3,384)
Share of losses from joint ventures		(18,609)	(4,426)	(258)	(33)

Net (loss)/profit	4	(117,264)	27,172	5,544	713

Basic and diluted (loss)/earnings per
share (in cents)	6	(3.9)	0.9	0.2	0.02

Shares outstanding for basic and diluted
loss/earnings per share (thousands)	6	2,990,000	2,990,000	2,990,000	2,990,000

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

		December 31,
	Note	2003	2004	2004
		HK$	HK$	US$
				(Note 2(t))
ASSETS
Current assets
Cash and cash equivalents	19	102,413	114,565	14,740
Restricted cash deposits	7	209,643	-	-
Trade receivables, net of provision for doubtful debts	8	81,069	73,665	9,478
Prepayment of 3G licence fees	13	50,000	50,000	6,433
Inventories	9	11,621	13,868	1,784
Deposits, prepayments and other receivables	10	82,677	108,831	14,003

Total current assets		537,423	360,929	46,438

Non-current assets
Fixed assets, net of accumulated depreciation	11	1,101,899	1,228,316	158,038
Investment in a joint venture	12	-	-	-
Prepayment of 3G licence fees	13	91,667	41,667	5,361
Restricted cash deposits	7	1,699	1,130	145

Total assets		1,732,688	1,632,042	209,982

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade payables		71,600	60,227	7,749
Other payables and accrued charges	14	152,791	205,841	26,484
Subscriptions received in advance		87,567	68,847	8,858
Current portion of bank and vendor loans	15	296,368	-	-

Total current liabilities		608,326	334,915	43,091

Long-term liabilities
Subscriptions received in advance		1,458	939	121
Bank and vendor loans	15	425,000	592,740	76,263

Total liabilities		1,034,784	928,594	119,475

Commitments and contingencies	16

Shareholders' equity
Share capital	17	299,000	299,000	38,470
Reserve arising from the Reorganization	17	1,254,000	1,254,000	161,342
Share premium	17	2,124,424	2,124,424	273,333
Accumulated losses		(2,979,520)	(2,973,976)	(382,638)

Total shareholders' equity		697,904	703,448	90,507

Total liabilities and shareholders' equity		1,732,688	1,632,042	209,982

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amounts in thousands, except share data)

			Reserve
			arising			Total
	Share capital		from the	Share	Accumulated	shareholders'
	Shares	Amount	Reorganization	premium	losses	equity
		HK$	HK$	HK$	HK$	HK$

As at January 1, 2002	299,000,000	299,000	1,254,000	2,124,424	(2,889,428)	787,996
Net loss for the year	-	-	-	-	(117,264)	(117,264)

As at December 31, 2002	299,000,000	299,000	1,254,000	2,124,424	(3,006,692)	670,732

Net profit for the year	-	-	-	-	27,172	27,172

As at December 31, 2003	299,000,000	299,000	1,254,000	2,124,424	(2,979,520)	697,904

Net profit for the year	-	-	-	-	5,544	5,544

As at December 31, 2004	299,000,000	299,000	1,254,000	2,124,424	(2,973,976)	703,448

		US$	US$	US$	US$	US$

As at December 31, 2004
(Note 2(t))		38,470	161,342	273,333	(382,638)	90,507

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended December 31,
	2002	2003	2004	2004
	HK$	HK$	HK$	US$
				(Note 2(t))

Net cash provided by operating activities (note a)	129,343	241,914	184,907	23,791

Investing activities
Advances to joint ventures	(16,991)	(1,104)	(258)	(33)
Purchases of fixed assets	(68,995)	(73,409)	(143,387)	(18,449)
Proceeds from disposals of fixed assets	42	66	163	21
(Increase)/decrease in restricted cash deposits	(23,530)	(52,721)	210,212	27,046
Payment of financing costs	-	-	(4,611)	(593)

Net cash (used in)/provided by investing activities	(109,474)	(127,168)	62,119	7,992

Financing activities (note b)
Repayment of long-term bank loans	(156,000)	(180,000)	(240,000)	(30,879)
Repayment of long-term vendor loan - Nortel	(39,000)	(134,550)	(481,324)	(61,928)
Repayment of long-term vendor loans - Huawei	-	-	(75,000)	(9,650)
Increase in long-term vendor loan - Nortel	179,400	252,778	-	-
Increase in long-term vendor loans - Huawei	-	-	572,917	73,713
Payment of deferred charges	-	-	(11,467)	(1,475)
Capital element of finance lease payments	(2,020)	(138)	-	-

Net cash used in financing activities	(17,620)	(61,910)	(234,874)	(30,219)

Increase in cash and cash equivalents	2,249	52,836	12,152	1,564
Cash and cash equivalents at the beginning of the year	47,328	49,577	102,413	13,176

Cash and cash equivalents at the end of the year	49,577	102,413	114,565	14,740

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
(Amounts in thousands)

(a) Reconciliation of (loss)/profit from operations to net cash provided by operating activities:

	Year ended December 31,
	2002	2003	2004	2004
	HK$	HK$	HK$	US$
				(Note 2(t))

(Loss)/profit from operations	(42,688)	81,859	31,884	4,102
Depreciation	256,393	233,293	228,645	29,418
Loss on disposals of fixed assets	377	414	338	44

Operating profit before working capital changes	214,082	315,566	260,867	33,564

Decrease/(increase) in inventories	10,453	(1,626)	(2,247)	(289)
Decrease in trade receivables, deposits,
prepayments and other receivables	666	20,877	206	27
(Decrease)/increase in trade payables,
other payables and accrued charges	(13,852)	1,835	(38,699)	(4,979)
Decrease in subscriptions received in advance	(26,329)	(37,971)	(19,239)	(2,475)

Cash provided by operations	185,020	298,681	200,888	25,848

Interest received	3,422	2,791	228	29
Interest paid	(58,307)	(56,892)	(11,204)	(1,442)
Interest element of finance lease payments	(129)	(17)	-	-
Other incidental borrowing costs paid	(663)	(473)	(4,961)	(638)
Exchange differences	-	(2,176)	(44)	(6)

Net cash provided by operating activities	129,343	241,914	184,907	23,791

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
(Amounts in thousands)

(b) Analysis of changes in financing during the years:

	Long-term loans		Obligations under finance leases
	HK$	US$	HK$	US$
		(Note 2(t))
As at January 1, 2002	751,455		2,158
Net cash used in financing	(15,600)		(2,020)
Purchases of fixed assets by directly assuming long-term loans	49,461		-

As at December 31, 2002	785,316		138

Net cash used in financing	(61,772)		(138)
Exchange differences	(2,176)		-

As at December 31, 2003	721,368	92,813	-	-

Net cash used in financing	(223,407)	(28,744)	-	-
Purchases of fixed assets by directly assuming long-term loans	105,231	13,539	-	-
Exchange differences	(44)	(6)	-	-
Payment of deferred charges	(11,467)	(1,475)	-	-
Amortization of deferred charges	1,059	136	-	-

As at December 31, 2004	592,740	76,263	-	-

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
(Amounts in thousands)

(c) Supplemental cash flow information:

	Year ended December 31,
	2002	2003	2004	2004
	HK$	HK$	HK$	US$
				(Note 2(t))

Major non-cash transactions:
Purchases of fixed assets by directly
assuming long-term vendor loans	49,464	-	105,231	13,539
Interest expenses capitalized in fixed
assets in the course of network
construction (Note 4)	-	-	932	120

The accompanying notes are an integral part of these consolidated financial statements.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1          Description of business and basis of presentation

(a) Description of business

SUNDAY Communications Limited (the "Company") and its wholly-owned subsidiaries are engaged in the provision of mobile and other services in Hong Kong. The Company and its subsidiaries (together the "Group") commenced operations in November 1996 and commercial operations on September 21, 1997.

(b) Basis of presentation

The consolidated financial statements have been prepared in accordance with applicable Statements of Standard Accounting Practice issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and accounting principles generally accepted in Hong Kong ("HK GAAP"). These principles differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Details of these differences are set out in note 26.

The consolidated financial statements do not represent the Hong Kong statutory financial statements of the Group as certain reclassifications and changes in presentation have been in order to conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States of America.

Unless indicated otherwise, all amounts are expressed in Hong Kong dollars. Refer to Note 2(t) for the policy on convenience translation.

2          Principal accounting policies

The principal accounting policies adopted in the preparation of the consolidated financial statements are as set out below:

(a) Group accounting

(i) Consolidation

The consolidated financial statements of the Group incorporate the financial statements of the Company and its subsidiaries made up to 31st December. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors. The results of subsidiaries acquired or disposed of during the year are included in the statements of profits and losses from the effective date of acquisition or up to the effective date of disposal as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

(ii) Joint venture

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(a) Group accounting (Continued)

(ii) Joint venture (Continued)

The consolidated statements of profits and losses includes the Group's share of the results of joint ventures for the year, and the consolidated balance sheets includes the Group's share of the net assets of a joint venture.

When an indication of impairment exists, the carrying amount of the investment in joint venture is assessed and written down immediately to its recoverable amount.

(b) Revenue recognition

The Group recognizes revenues on the following basis:

(i) Mobile services

Revenue from mobile services comprises connection fees and fees for usage of the Group's network and facilities by SUNDAY subscribers and international calls by such subscribers from mobile phones. Connection fee revenue is recognized when received upon completion of activation services. Subscribers pay monthly fees for usage of the Group's network and facilities which include an agreed minimum amount of free airtime available for local and international calls. Fees for airtime in excess of the agreed minimum and international calls are charged based on usage. Revenue for usage of the Group's network and facilities is recognized in the period in which usage of such network and facilities is provided and collectibility can be reasonably assured. Revenue in respect of international calls and mobile airtime in excess of the minimum agreed amount is recognized when the respective calls are made and collectibility can be reasonably assured.

Subscriptions received in advance comprises prepaid subscription fees received from subscribers and the up-front subscription fees received from subscribers upon purchase of mobile phones. They are for provision of mobile airtime and access to the Group's network for an agreed period of time in accordance with the terms of the sales and services agreements and are deferred and amortized on a straight-line basis over the agreed period, except for prepaid subscription fees from prepaid mobile services which are recognized as revenue based on usage of the Group's network and facilities.

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

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(c) Subscriber acquisition costs

The direct costs of acquisition of subscribers, which comprise the loss on sales of mobile phones and accessories to the Group and commission expenses, are expensed as incurred. Revenue and cost of sales in respect of sales of mobile phones and accessories are included in revenue from sales and cost of sales of mobile phones and accessories, respectively. Commission expenses are included in advertising, promotion and other selling costs.

(d) Advertising and promotion costs

Advertising and promotion costs are charged to the consolidated statements of profits and losses as incurred.

(e) Warranty costs

The Group is provided with warranty from certain manufacturers in respect of such manufacturer defects of mobile phones and accessories. The Group provides warranties to customers upon sales of such mobile phones and accessories with similar terms and conditions to the warranties offered by the manufacturers.

(f) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of that asset.

All other borrowing costs are charged to the consolidated statements of profits and losses in the year in which they are incurred.

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

(iii) Retirement benefit costs

The Group's contributions to defined contribution retirement schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in independently administered funds of the respective schemes.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(h) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are only recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxation is provided on temporary differences arising from depreciation on fixed assets except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(i) Assets under leases

(i) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. At the inception of a finance lease, the fair value of the asset is recorded together with the obligation, excluding the interest element, to pay future rentals.

Payments to the lessor consist of both the capital and interest elements. Finance charges are charged to the consolidated statements of profits and losses in proportion to the capital balances outstanding.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or lease periods.

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the consolidated statements of profits and losses on the straight line basis over the lease terms.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(j) Fixed assets

(i) Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation of fixed assets is calculated to write off their cost over their estimated useful lives, using the straight-line basis. Estimated useful lives are summarized as follows:

Network equipment	Shorter of 10 years or lease period of 1 to 3 years
Computer equipment	Shorter of 5 years or lease period of 1 to 3 years
Leasehold improvements	Lease period of 2 to 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Motor vehicles	5 years

The cost of the network equipment comprises (i) the purchase cost of network assets and equipment and direct expenses in respect of the development of the network; and (ii) the minimum annual fees payable prior to the launch of 3G commercial services, and are depreciated over the remaining 3G Licence period or their estimated useful lives.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the consolidated statements of profits and losses. Improvements are capitalized and depreciated over their expected useful lives to the Group.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the fixed assets is estimated and, where relevant, an impairment loss is recognized to reduce the fixed assets to the recoverable amount. Such impairment losses are recognized in the consolidated statements of profits and losses.

(ii) The gain or loss on disposal of a fixed asset is the difference between the net sale proceeds and the carrying amount of the relevant asset, and is recognized in the consolidated statements of profits and losses.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(k) Impairment of long-lived assets

Long-lived assets are comprised of intangible assets and fixed assets. At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that long-lived assets are impaired. If any such indication exists, the recoverable amount of the long-lived assets is estimated and where relevant, an impairment loss is recognized to reduce the long-lived asset to its recoverable amount. Such impairment losses are recognized in the consolidated statements of profits and losses. In determining the recoverable amount, expected future cash flows generated by the long-lived assets are discounted to their present values.

(l) Trade receivables

Provision is made against trade receivables to the extent which they are considered to be doubtful. Trade receivables in the consolidated balance sheets are stated net of such provision.

(m) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated on the weighted-average basis. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

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

(p) Translation of foreign currencies

Transactions in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounts by translating foreign currencies into Hong Kong dollars at rates of exchange ruling at the balance sheet date. All exchange differences arising are included in the consolidated statements of profits and losses.

The balance sheets of subsidiaries and joint venture expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the consolidated statements of profits and losses are translated at an average rate. Exchange differences are dealt with as a movement in reserves.

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

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(r) Risks and uncertainties

The Group participates in a volatile industry with a concentration of customers in one geographic area that are characterized by industry-wide competition for market share resulting in aggressive pricing practices, continually changing customers demand patterns, growing competition and rapid technological development. The Group's operating results could be adversely affected should the Group be unable to anticipate customer demand accurately, to maintain short design cycles while meeting evolving industry performance standards, to manage its product or services transitions and inventory levels, to distribute its products and services quickly in response to customer demand, to differentiate its products and services from those of its competitors, or to compete successfully in the market for its new products and services.

(s) Facility transaction costs and deferred charges

Facility transaction costs are incremental costs that are directly attributable to the borrowing of long-term loans.

Facility transaction costs include fees and commissions paid to agents, advisers, brokers, and dealers; levies by regulatory agencies and securities exchanges; and transfer taxes and duties, if applicable. Facility transaction costs do not include debt premiums or discounts, financing costs, or allocations of internal administrative or holding costs.

Long-term loans are recognized initially at their cost which is the fair value of the consideration received in respect thereof. Facility transaction costs are included in the initial measurement of loans, and are presented as deferred charges which are offset against loans and amortized using the straight-line method over the expected loan periods.

(t) Convenience translations

The consolidated statements of profits and losses, and of cash flows for the year ended December 31, 2004 and the consolidated balance sheets as at December 31, 2004 contain certain translations of Hong Kong dollars at the rate of HK$7.7723 to U.S. dollars. Such translations should not be construed as representations that the Hong Kong dollar amounts represent or have been or could have been converted into U.S. dollars at that or any other rate.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

3          Cost of services

Cost of services represents interconnection charges, cost of out-bound roaming services, provision for doubtful debts, billing materials charges, bill collection charges, cost of prepaid cards and revenue sharing expenses.

4          Net (loss)/profit

	Year ended December 31,
	2002	2003	2004
	HK$	HK$	HK$
	(Amounts in thousands)

Net (loss)/profit is stated after charging:
Advertising and promotion costs	41,551	41,396	36,732
Auditors' remuneration:
Audit services	1,146	1,100	1,288
Audit-related services	136	251	248
Other permitted services	73	198	368

	1,355	1,549	1,904

Write-down of inventories to net realizable values	-	1,159	4,389
Cost of inventories sold	113,414	133,315	143,915
Loss on disposal of fixed assets	377	414	338
Provision for doubtful debts	31,016	30,228	25,573
Depreciation of owned fixed assets	253,668	233,055	228,645
Depreciation of fixed assets under finance leases	2,725	238	-
Operating lease charges on land and buildings,
including transmission sites	220,207	195,945	182,383
Operating lease charges on leased lines	87,130	73,283	58,638
Net exchange losses	313	-	-

Salaries and related costs comprise:
Salaries, bonuses and allowances	212,338	145,348	122,367
Retirement scheme contributions	6,653	5,362	6,522
Termination benefits	24,899	1,310	-

	243,890	152,020	128,889

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

4          Net (loss)/profit (Continued)

	Year ended December 31,
	2002	2003	2004
	HK$	HK$	HK$
	(Amounts in thousands)
Finance costs comprise:
Interest on bank loans	37,923	24,718	434
Interest on vendor loans:
Wholly repayable within five years	20,816	27,579	983
Not wholly repayable within five years	-	-	18,632
Interest element of finance lease payments	129	17	-
Other incidental borrowing costs	652	473	11,794

Total financing costs incurred	59,520	52,787	31,843
Amounts capitalized in fixed assets in the course of construction:
Interest expenses	-	-	(932)
Other incidental borrowing costs	-	-	(4,611)

Total financing costs capitalized	-	-	(5,543)

	59,520	52,787	26,300

After crediting:
Reversal of write down of inventories to net
realizable value	2,045	-	-
Net exchange gains	-	614	194

5          Taxation

The Group is subject to tax on an entity basis on income arising in or derived from Hong Kong. The rate of taxation of the companies within the Group operating in Hong Kong is 16% for the year ended December 31, 2002, and is 17.5% for the years ended December 31, 2003 and 2004. No provision for Hong Kong and overseas profits tax has been made during the year ended December 31, 2002 as the Group had no assessable profits for that year. No provision for Hong Kong and overseas profits tax has been made during the years ended December 31, 2003 and 2004 as the Group had sufficient tax losses brought forward to set off against the assessable profits for those years.

The income tax credit/charge attributable to the loss/profit for each of the years ended December 31, 2002, 2003 and 2004 differed from the amounts computed by applying the Hong Kong statutory rate to the pre-tax loss as a result of the following differences:

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

5          Taxation (Continued)

	Year ended December 31,
	2002	2003	2004
	HK$	HK$	HK$
	(Amounts in thousands)

Hong Kong statutory tax rate:	16%	17.5%	17.5%

Income tax (credit)/charge at the Hong Kong
statutory tax rate	(18,762)	4,755	970
Effect of temporary differences	21,758	22,224	24,602
Effect of non-deductible expenses	8,295	3,713	3,308
Effect of non-taxable income	(431)	(303)	(36)
Effect of utilization of previously unrecognized
tax losses	(10,860)	(30,389)	(28,844)

Provision for income taxes	-	-	-

The potential deferred tax assets/(liabilities) not provided for as at December 31, 2003 and 2004 amounted to:

	December 31,
	2003	2004
	HK$	HK$
	(Amounts in thousands)

Accelerated depreciation allowances	(90,410)	(65,808)
Tax losses	491,024	462,180

	400,614	396,372

The Group has not recorded any deferred tax effect in its consolidated statements of profits and losses for the years ended December 31, 2002, 2003 and 2004 in respect of tax losses due to the uncertainty that the resultant deferred tax asset will be recovered in the foreseeable future. The Group has net unrecognized tax losses of HK$3,217,454,000 (2003: HK$3,382,281,000) to offset against future taxable income. These tax losses have no expiry date.

6          Earnings/(loss) per share

Basic (loss)/earnings per share for the years ended December 31, 2002, 2003 and 2004 has been calculated based on the weighted average number of 2,990,000,000 shares in issue during those years.

There is no dilutive effect upon exercise of the share options on the (loss)/earnings per share for the years ended December 31, 2002, 2003 and 2004.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

7          Restricted cash deposits

As at December 31, 2004, a bank deposit of HK$1,130,000 (2003: HK$1,699,000) has been pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. The guarantee will expire in March 2007.

No restricted cash deposit was required as at December 31, 2004 under the terms of the long-term loans (2003: HK$209,643,000).

8          Trade receivables, net

	December 31,
	2003	2004
	HK$	HK$
	(Amounts in thousands)

Trade receivables	88,581	81,297
Less: Provision for doubtful debts	(7,512)	(7,632)

	81,069	73,665

Changes in the provision for doubtful debts consist of:

	Year ended December 31,
	2002	2003	2004
	HK$	HK$	HK$
	(Amounts in thousands)

Balance at the beginning of the year	5,266	7,842	7,512
Additions charged to expense	30,883	30,228	25,634
Write-off	(28,307)	(30,558)	(25,514)

Balance at the end of the year	7,842	7,512	7,632

All trade receivables were pledged as security for the vendor loan facilities of the Group (Note 15).

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

9          Inventories

	December 31,
	2003	2004
	HK$	HK$
	(Amounts in thousands)
Mobile phones and accessories:
Cost	15,940	22,414
Provisions	(4,319)	(8,546)

	11,621	13,868

As at December 31, 2004, the carrying amount of inventories that were stated at net realizable values amounted to HK$8,173,000 (2003: HK$8,281,000).

All inventories were pledged as security for the vendor loan facilities of the Group (Note 15).

10         Deposits, prepayments and other receivables

	December 31,
	2003	2004
	HK$	HK$
	(Amounts in thousands)

Rental deposits for transmission sites	30,778	30,959
Deposits for acquisition of fixed assets	6,971	26,045
Other deposits	16,776	15,950
Prepayments	21,002	18,738
Discounts from vendors	182	6,100
Other	6,968	11,039

	82,677	108,831

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

11         Fixed assets, net of accumulated depreciation

		Furniture
	Network	and	Office	Computer	Motor	Leasehold
	equipment	fixtures	equipment	equipment	vehicles	improvements	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(Amounts in thousands)
Cost:
As at January 1, 2003	1,835,136	7,449	17,948	221,740	3,080	324,264	2,409,617
Additions	105,581	181	691	3,022	4	12,296	121,775
Disposals	(39)	(981)	(609)	(1,828)	(647)	(16,594)	(20,698)
Reclassifications	-	-	(58)	58	-	-	-

As at December 31, 2003	1,940,678	6,649	17,972	222,992	2,437	319,966	2,510,694

As at January 1, 2004	1,940,678	6,649	17,972	222,992	2,437	319,966	2,510,694
Additions	298,398	375	605	12,921	287	42,977	355,563
Disposals	(505)	(14)	(1,092)	(189)	-	(6,871)	(8,671)

As at December 31, 2004	2,238,571	7,010	17,485	235,724	2,724	356,072	2,857,586

Accumulated depreciation:
As at January 1, 2003	727,513	5,154	10,129	187,151	2,212	263,561	1,195,720
Charge for the year	185,419	940	2,440	14,878	228	29,388	233,293
Disposals	(26)	(894)	(574)	(1,824)	(530)	(16,370)	(20,218)
Reclassifications	-	-	(7)	7	-	-	-

As at December 31, 2003	912,906	5,200	11,988	200,212	1,910	276,579	1,408,795

As at January 1, 2004	912,906	5,200	11,988	200,212	1,910	276,579	1,408,795
Charge for the year	191,180	810	2,120	11,544	236	22,755	228,645
Disposals	(282)	(13)	(912)	(187)	-	(6,776)	(8,170)

As at December 31, 2004	1,103,804	5,997	13,196	211,569	2,146	292,558	1,629,270

Net book value
As at December 31, 2003	1,027,772	1,449	5,984	22,780	527	43,387	1,101,899

As at December 31, 2004	1,134,767	1,013	4,289	24,155	578	63,514	1,228,316

As at December 31, 2004, all fixed assets were pledged as security for the vendor loan facilities of the Group (Note 15).

Expenditures of HK$29,965,000 and borrowing costs of HK$5,543,000 were capitalized as fixed assets in the course of constructing the 3G network (2003: Nil).

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

12          Investment in a joint venture

	December 31,
	2003	2004
	HK$	HK$
	(Amounts in thousands)

Share of net liabilities	(4,000)	(4,192)
Advance	6,331	6,589
Provision for impairment loss	(2,331)	(2,397)

	-	-

Details of the joint venture as at December 31, 2004 are as follows:

		Place of		Principal activities and
Name	Nature	incorporation	Voting power	place of operation

Atria Limited	Corporate	Hong Kong	50%	Inactive/Hong Kong

The advance to Atria Limited is unsecured, interest-free and has no fixed repayment terms.

For the year ended December 31, 2004, the Group recognized the share of losses from a joint venture of HK$258,000 (2003: HK$4,426,000) in the consolidated statements of profits and losses. The amounts included share of net liabilities of HK$192,000 (2003: HK$2,095,000) and additional provision for impairment of HK$66,000 (2003: HK$2,331,000).

The Group regularly performs assessments on its investment in and advances to the joint venture with reference to the expected recoverability. As at December 31, 2004, a provision of HK$2,397,000 (2003: HK$2,331,000) was considered necessary to write down the carrying value of these assets.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

13         Prepayment of 3G licence fees

	December 31,
	2003	2004
	HK$	HK$
	(Amounts in thousands)

At January 1	191,667	141,667
Amount capitalized as fixed assets	(50,000)	(50,000)

At December 31	141,667	91,667

Classified as:
Current assets	50,000	50,000
Non-current assets	91,667	41,667

In 2001, the Group paid an amount of HK$250,000,000, equivalent to the aggregate of the first five years' annual fees for its 3G licence, to the Office of Telecommunications Authority ("OFTA"). For the remaining 10 years of the 3G licence, the fees payable shall be the higher of 5% of the turnover attributable to the provision of 3G services and the Minimum Annual Fees (as defined in the 3G licence) for each year of the 3G licence. The total Minimum Annual Fees over the remaining term of the 3G licence is HK$1,056,838,000. As at December 31, 2004, the net present value of which, at an assumed cost of capital to the Group at 9%, is HK$532,460,000.

In accordance with the 3G licence terms, on October 22 each year, the Group is required to provide additional performance bond coverage during the licence period such that the total amount of such performance bond(s) and the Minimum Annual Fees prepaid is equivalent to the next five years' Minimum Annual Fees due (or the remaining Minimum Annual Fees due where less than five years remains). On October 22, 2004, the Group provided a performance bond through drawdown of a 3G performance bond facility in the aggregate amount of the 6th, 7th and 8th years' Minimum Annual Fees.

14         Other payables and accrued charges

	December 31,
	2003	2004
	HK$	HK$
	(Amounts in thousands)

Provision for commission	11,974	8,361
Deposits received	33,818	24,868
Accrual for network costs	36,513	31,806
Accrual for purchases of fixed assets	9,350	82,353
Accrual for purchases of inventory	7,746	9,296
Accrual for advertising and promotion costs	13,743	10,621
Interest payable	644	9,489
Others	39,003	29,047

	152,791	205,841

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

15 Banking and other borrowing facilities

The Group's banking and other borrowing facilities as at December 31, 2003 and 2004 are analyzed as follows:

		Amount available		Amount utilized		Terms as at December 31, 2004
		December 31,		December 31,		Interest rate	Repayment terms
	Note	2003	2004	2003	2004
		HK$	HK$	HK$	HK$
		(Amounts in thousands)		(Amounts in thousands)
Banking facilities:
Bank loans	(a)	240,000	-	240,000	-

Other borrowing facilities:
Vendor loans
- Nortel	(a)	481,368	-	481,368	-
- Huawei Tech. Investment Co., Limited
General facility			425,000		425,000	HIBOR + 3.5%	5 semi-annual installments from
							July 12, 2006
Equipment supply facility			1,208,000		178,148	HIBOR + 3%	8 semi-annual installments from
							May 13, 2008

		721,368	1,633,000	721,368	603,148

Less: Deferred charges				-	(10,408)

				721,368	592,740
Less: Current portion included under
current liabilities:
- Bank loans				(240,000)	-
- Vendor loans				(56,368)	-

				(296,368)	-

Long-term portion				425,000	592,740

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

15         Banking and other borrowing facilities (Continued)

Apart from the vendor loans from Nortel which were U.S. dollar denominated debts, all other facilities are denominated in Hong Kong dollars.

The HIBOR rate was 0.97% as at December 31, 2004.

At December 31, 2003 and 2004, the Group's bank and vendor loans were repayable as follows:

	Bank loans		Vendor loans
	2003	2004	2003	2004
	HK$	HK$	HK$	HK$
	(Amounts in thousands)

Within one year	240,000	-	56,368	-
In the second year	-	-	175,000	75,000
In the third to fifth years	-	-	250,000	239,074
After the fifth year	-	-	-	289,074

	240,000	-	481,368	603,148

The weighted-average interest rate of the long-term vendor loans of the Group was 4.72% as at December 31, 2004 (2003: 6.87%).

Pursuant to the Heads of Agreement of Facility Agreement executed in December 2003 with Mandarin Communications Limited ("Mandarin"), the principal operating subsidiary of the Group, Huawei Tech. Investment Co., Limited ("Huawei Tech.") extended a term loan of HK$500,000,000 (the "New Loan") to Mandarin in January 2004.

On January 12, 2004, Mandarin repaid the outstanding loan principal of HK$721,368,000 and accrued interest of the bank and vendor loans using its operating cash flows and the New Loan from Huawei Tech.

On May 13, 2004, Mandarin, the Company and Huawei Tech. entered into a conditional supply contract for HK$859,000,000 (the "Supply Contract") and a conditional facility agreement for the provision of long-term financing requirements (the "Facility Agreement"), subject to the satisfaction of certain conditions precedent. The Facility Agreement comprises the following facilities:

  a HK$859,000,000 equipment supply facility with a term of 7.5 years. This facility is to be drawndown against invoices issued under the Supply Contract. The loan carries a floating interest rate tied to HIBOR, and is repayable by eight semi-annual installments commencing four years from the date of the Facility Agreement;

  a HK$500,000,000 general facility to replace the New Loan, with a term of 2.5 years from the date of the original drawdown of the New Loan. The loan carries a floating interest rate tied to HIBOR, and is repayable by five semi-annual installments; and

  a 3G performance bond facility for the issuance of the performance bonds required by the OFTA in the years 2004 to 2010 (inclusive) under the terms of the 3G licence.

As security for the provision of the loan and credit facilities under the Facility Agreement, Huawei Tech. has been granted a security package with terms that are standard for similar project financing arrangements and includes a charge over all the assets, revenues and shares of certain wholly-owned subsidiaries of the Company and a corporate guarantee by the Company.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

15         Banking and other borrowing facilities (Continued)

Both the Supply Contract and the Facility Agreement, as well as the security arrangements, became effective on July 2, 2004.

On November 15, 2004, Mandarin entered into a supplemental agreement to the Supply Contract ("the Supplemental Agreement") and an amendment and restatement agreement relating to the Facility Agreement (the "Amendment and Restatement Agreement") with Huawei Tech. in respect of amendments to the above Supply Contract and Facility Agreement.

The Supplemental Agreement seeks to give Mandarin flexibility to purchase and install the technologically advanced equipment available. Payment for all equipment and services provided under the Supplemental Agreement will be satisfied by drawdown of the equipment supply facility under the Facility Agreement as increased by the Amendment and Restatement Agreement.

The Amendment and Restatement Agreement provides for:

(a) the equipment supply facility under the Facility Agreement to be increased by HK$349,000,000 from HK$859,000,000 to HK$1,208,000,000;

(b) the repayment schedule for the general facility within the Facility Agreement to be amended to provide for the next payment to be extended to July 2006 and for the remaining balance to be paid by installments until July 2011; and

(c) amendment of certain of the covenants given by Mandarin to the lenders to take account of the changes to the Facility Agreement.

Both the Supplemental Agreement and the Amendment and Restatement Agreement became effective on December 23, 2004.

16         Commitments and contingencies

(a) Capital commitments

	December 31,
	2003	2004
	HK$	HK$
	(Amounts in thousands)

In respect of purchases of fixed assets:
- Contracted but not provided for	38,509	1,129,775
- Authorized but not contracted for	-	-

	38,509	1,129,775

The outstanding commitments are mainly to be financed by the unutilized balance of the equipment supply facility of the Amendment and Restatement Agreement entered with Huawei Tech. as set out in Note 15.

As at December 31, 2004, the Group provided a performance bond of HK$210,746,000 to the OFTA, representing the aggregate amount of the 6th, 7th and 8th years' Minimum Annual Fees.

16         Commitments and contingencies (Continued)

(b) Commitments under operating leases

As at December 31, 2003 and 2004, the Group had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	December 31,
	2003	2004
	HK$	HK$
	(Amounts in thousands)

In respect of land and buildings, including transmission sites:
- within one year	127,719	147,408
- in the second year	54,709	66,814
- in the third year	11,640	16,335
- in the fourth year	1,196	1,204
- in the fifth year	228	358

	195,492	232,119

In respect of leased lines:
- within one year	21,286	70,398
- in the second year	5,019	49,833

	26,305	120,231

	221,797	352,350

17          Share capital, reserve arising from reorganization and share premium

	December 31,
	2002	2003	2004
	HK$	HK$	HK$
	(Amounts in thousands)

Share capital
- Authorized: 10,000,000 ordinary shares
of HK$0.01 each	1,000,000	1,000,000	1,000,000

- Issued and fully paid: 2,990,000,000
ordinary shares of HK$0.01 each	299,000	299,000	299,000

Reserve arising from Reorganization	1,254,000	1,254,000	1,254,000

Share premium	2,124,424	2,124,424	2,124,424

Reserve arising from Reorganization represents the difference between the nominal value of the share capital of the subsidiaries and the nominal value of the Company's shares issued pursuant to a reorganization (the "Reorganization") completed on February 24, 2000 to rationalize the group structure in preparation for the dual listing of the Company's ordinary shares on The Stock Exchange of Hong Kong Limited in Hong Kong and the NASDAQ National Market in the United States of America.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

18         Share option scheme

On March 1, 2000, the shareholders of the Company approved and adopted a share option scheme (the "Share Option Scheme"). Subject to earlier termination by the Company in a general meeting of shareholders, the Share Option Scheme will remain in force for 10 years from its adoption date.

On May 22, 2002, the shareholders of the Company approved the adoption of a new share option scheme (the "New Option Scheme") and the termination of the operation of the Share Option Scheme. Upon the termination of the Share Option Scheme, no further options will be granted thereunder but the provisions of the Share Option Scheme will remain in full force and effect in respect of the existing options granted.

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

The exercise price for any particular option under the New Option Scheme will be determined by the board but will be not less than the highest of: (i) the closing price of shares on the date of grant of the option; (ii) an amount equivalent to the average closing price of a share for the five business days immediately preceding the date of grant of the option; and (iii) the nominal share value.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under both the New Option Scheme and Share Option Scheme must not, in aggregate, exceed 30% of the shares of the Company in issue.

The total number of shares available for issue under options which may be granted under the New Option Scheme (excluding those options that have been granted by the Company prior to the date of approval of the New Option Scheme) must not, in aggregate, exceed 10% of the issued share capital of the Company as at the date of approval of the New Option Scheme ("Scheme Mandate Limit"). The Scheme Mandate Limit may be refreshed by shareholders of the Company in general meeting provided that the Scheme Mandate Limit so refreshed must not exceed 10% of the issued share capital of the Company at the date of approval of the refreshment by the shareholders. The board may also seek separate shareholders' approval in general meeting to grant option beyond the Scheme Mandate Limit (whether or not refreshed) provided that the options in excess of the Scheme Mandate Limit are granted only to the eligible participants specified by the Company before such approval is sought.

No option may be granted under the New Option Scheme to any eligible participant which, if exercised in full, would result in the total number of shares issued and to be issued upon exercise of the options already granted or to be granted to such eligible participant (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital of the Company. As at the date of such new grant, any grant of further options above this limit will be subject to certain requirements provided under the Listing Rules, including the approval of shareholders at a general meeting.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

18         Share option scheme (Continued)

No share options were granted under the New Option Scheme during the year ended December 31, 2004 (2003: Nil). Details of the share options outstanding as at December 31, 2004 which have been granted under the Share Option Scheme are as follows:

		Options	Options	Options held at	Exercise
	Options held at	lapsed during	cancelled	December 31,	price		Exercisable
	January 1, 2004	the year (2)	during the year	2004	HK$	Grant date (1)	until

Continuous contract
employees	13,682,357	488,281	-	13,194,076	3.05	23/03/2000	22/03/2010
	14,308,252	570,281	-	13,737,971	1.01	31/05/2000	30/05/2010
	296,844	41,000	-	255,844	3.05	31/05/2000	30/05/2010
	1,785,050	342,852	-	1,442,198	1.01	19/01/2001	18/01/2011

	30,072,503	1,442,414	-	28,630,089

Notes:
(1) Of the share options granted, 40% become exercisable after one year from the grant date and 30% per annum during the following two years.
(2) These share options lapsed during the year upon the cessation of employment of certain employees.

19         Cash and cash equivalents

	December 31,
	2003	2004
	HK$	HK$
	(Amounts in thousands)

Cash and bank balances	43,712	112,887
Bank deposits	58,701	1,678

	102,413	114,565

20         Related party transactions

The following is a summary of significant related party transactions which were carried out in the normal course of the Group's business:

	Year ended December 31,
	2002	2003	2004
	HK$	HK$	HK$
	(Amounts in thousands)

Operating lease charges paid to related companies (note a)	4,334	1,346	126
Consulting service fees paid to a related company (note b)	1,580	105	-

(a) The Group entered into various operating lease agreements based on normal commercial terms with subsidiaries of certain beneficial shareholders of the Company to lease a number of premises for the Group's operating activities.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

20         Related party transactions (Continued)

(b) The Group entered into certain agreements based on normal commercial terms with Lifetree Convergence Limited ("Lifetree") during the year ended December 31, 2002, which provided various software development and consulting services to the Group.

Richard John Siemens, Edward Wai Sun Cheng, William Bruce Hicks and Kuldeep Saran are directors of both the Company and Lifetree.

21         Retirement benefit arrangements

Pursuant to a trust deed entered into by the Group on April 1, 1998, the Group set up a defined contribution scheme to provide retirement benefits for its employees in Hong Kong with retrospective effect from July 1, 1997 (the "Retirement Scheme").

All permanent full time employees in Hong Kong were eligible to join the Retirement Scheme before the Mandatory Provident Fund ("MPF") Scheme was set up on December 1, 2000. Under the Retirement Scheme, the employees were required to choose to contribute either nil or 5% of their monthly salaries. The Group's contributions were calculated at 5% of the employee's monthly salaries.

With effect from December 1, 2000, the Group set up another defined contribution scheme, the MPF Scheme, for all the eligible employees of the Group in Hong Kong including the employees under the Retirement Scheme. The contributions from the employees and employer are made to the MPF Scheme only and are no longer made to the Retirement Scheme.

Under the MPF Scheme, employees are required to contribute 5% of their monthly salaries up to a maximum of HK$1,000 and can choose to make additional contributions. The Group's monthly contributions are calculated at 5% of employee's monthly salaries up to a maximum of HK$1,000 (the "mandatory contributions"). The Group makes certain additional contributions if employee's monthly salaries exceed HK$20,000 (the "voluntary contributions").

Under the MPF Scheme, employees are entitled to 100% of the employer's mandatory contributions upon their retirement at the age of 65 years old, death or total incapacity. Employees are entitled to 100% of the Group's voluntary contributions after seven years of completed service or at a reduced scale of the Group's voluntary contributions after completion of two to six years' service. Under the Retirement Scheme, employees are entitled to 100% of the employer's contributions after seven years of completed service, or at a reduced scale after completion of two to six years' service. Forfeited contributions are to be refunded to the Group.

The Group's contributions for the years ended December 31, 2002, 2003 and 2004 amounted to HK$6,653,000, HK$5,362,000 and HK$6,522,000 respectively. The scheme assets are held separately from those of the Group under respective provident funds managed by independent administrators.

The pension scheme which covers employees in the People's Republic of China ("PRC") is a defined contribution scheme at various applicable rates of monthly salary that are in accordance with local practices and regulations.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

22         Business segment information

The following segment reporting information is prepared based on the segmental operating results regularly reviewed by the Group's chief operating decision-maker. The Group is principally engaged in three business segments in Hong Kong: mobile services, sales of mobile phones and accessories and other services.

		Sales of
	Mobile	mobile phones
	services	and accessories	Other services	Group
	HK$	HK$	HK$	HK$
2002	(Amounts in thousands)

Turnover	1,217,677	115,291	9,722	1,342,690

Profit/(loss) from operations	815	(38,239)	(5,264)	(42,688)

Interest income				3,553
Finance costs				(59,520)
Share of losses from joint ventures				(18,609)

Net loss				(117,264)

Segment assets	1,557,242	28,823	12,987	1,599,052
Investment in a joint venture				3,322
Unallocated assets				208,469

Total assets				1,810,843

Capital expenditure	164,701	3,375	-	168,076

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

22         Business segment information

		Sales of
	Mobile	mobile phones
	services	and accessories	Other services	Group
	HK$	HK$	HK$	HK$
2003	(Amounts in thousands)

Turnover	1,149,875	109,471	695	1,260,041

Profit/(loss) from operations	145,685	(61,076)	(2,750)	81,859

Interest income				2,526
Finance costs				(52,787)
Share of loss from a joint venture				(4,426)

Net profit				27,172

Segment assets	1,378,228	29,757	10,824	1,418,809
Unallocated assets				313,879

Total assets				1,732,688

Capital expenditure	119,934	1,841	-	121,775

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

22         Business segment information

		Sales of
	Mobile	mobile phones
	services	and accessories	Other services	Group
	HK$	HK$	HK$	HK$
2004	(Amounts in thousands)

Turnover	1,031,361	126,920	328	1,158,609

Profit/(loss) from operations	84,835	(50,197)	(2,754)	31,884

Interest income				218
Finance costs				(26,300)
Share of loss from a joint venture				(258)

Net profit				5,544

Segment assets	1,473,547	33,870	8,931	1,516,348
Unallocated assets				115,694

Total assets				1,632,042

Capital expenditure	353,346	2,217	-	355,563

There are no sales or other transactions between the business segments. Segment assets consist primarily of fixed assets, inventories, trade receivables, deposits, prepayments and mainly exclude unallocated cash. Segment liabilities comprise operating liabilities and mainly exclude unallocated long-term loans. Capital expenditure comprises additions to fixed assets (Note 11).

The Group's principal activities are all undertaken in Hong Kong.

23         Particulars of subsidiaries

The Company has the following principal wholly-owned subsidiaries as at December 31, 2004:

	Place of	Issued and fully
Name	incorporation	paid up capital	Principal activities

Shares held directly

SUNDAY HOLDINGS	British Virgin	100 ordinary shares	Investment holding
(HONG KONG)	Islands	of US$1 each
CORPORATION

SUNDAY HOLDINGS	British Virgin	1 ordinary shares	Investment holding
(CHINA) CORPORATION	Islands	of US$1

SUNDAY IP HOLDINGS	British Virgin	1 ordinary share of	Investment holding
CORPORATION	Islands	US$1

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

23         Particulars of subsidiaries - (Continued)

	Place of	Issued and fully
Name	incorporation	paid up capital	Principal activities

Shares held indirectly

MANDARIN	Hong Kong	100 ordinary shares	Provision of mobile
COMMUNICATIONS		of HK$1 each and	and other services,
LIMITED		1,254,000,000 non-	and sales of mobile
		voting deferred	phones and
		shares of HK$1 each	accessories

SUNDAY 3G HOLDINGS	British Virgin	1 ordinary share of	Investment holding
(HONG KONG)	Islands	US$1
CORPORATION

SUNDAY 3G (HONG	Hong Kong	2 ordinary shares of	Licensee of Hong
KONG) LIMITED		HK$1 each	Kong 3G Licence
SUNDAY IP LIMITED	British Virgin	1 ordinary share of	Holding the
	Islands	US$1	Group's intellectual
property rights and
trade marks

SUNDAY	Peoples'	US$1,500,000	Provision of back
COMMUNICATIONS	Republic of		office support
SERVICES (SHENZHEN)	China		services to the
LIMITED ("SCSSL")			Group

The principal activities of the subsidiaries, except for SCSSL which operates in the People's Republic of China ("PRC"), are undertaken in Hong Kong.

SCSSL is registered as a wholly foreign-owned enterprise in the PRC and its registered capital has been fully paid up.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

24         Financial instruments

(a) Fair value

Financial assets of the Group include restricted cash deposits, cash and cash equivalents, trade receivables, deposits, prepayments and other receivables. The fair values of the financial assets approximate their respective carrying amounts due to the short-term nature of these items. Financial liabilities of the Group include bank loans, vendor loans, trade payables, other payables and accrued charges, and subscriptions received in advance.

The fair values of the Group's bank loans and vendor loans are estimated based on the discounted cash flow method using current market rates for similar financial instruments. The carrying amounts and fair values of the Group's bank loans and vendor loans are as follows:

	Carrying amount		Fair value
	December 31,		December 31,
	2003	2004	2003	2004
	HK$	HK$	HK$	HK$
	(Amounts in thousands)		(Amounts in thousands)

Bank loans	240,000	-	240,000	-
Vendor loans	481,368	603,148	481,368	597,199

The carrying values of trade payables, other payables and accrued charges, and subscriptions received in advance approximated their fair values as at December 31, 2003 and 2004.

(b) Concentration of credit risk

Financial instruments which potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents, trade receivables, deposits, prepayments and other receivables.

Restricted cash deposits, cash and cash equivalents are substantially the entire Group's cash and bank balances. They are placed with a number of international banks in Hong Kong to which the Group believes its exposure to risk is limited.

Trade receivables mainly represent service fee receivables from the Group's subscribers in Hong Kong. No individual customers made up more than 10% of the Group's trade receivables or revenue as at December 31, 2003 and 2004 or each of the three years ended December 31, 2004.

Deposits, prepayments and other receivables are spread among numerous third parties.

(c) Interest rate risk

The interest rates and terms of repayment of loans of the Group are set out in note 15.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

25         Subsequent events

On June 13, 2005, Distacom Hong Kong Limited ("Distacom") and Townhill Enterprises Limited ("Townhill"), the two major shareholders of the Company, entered into conditional sale and purchase agreements with PCCW Limited ("PCCW") (a company listed on the Hong Kong Stock Exchange under Stock Code 008), in relation to the sale of their 1,380,000,000 and 410,134,000 shares respectively to PCCW for a consideration of HK$0.65 per share in cash.

On June 22, 2005, the sales were completed. Following the consummation of the sale, PCCW Mobile Holding No.2 Limited ("PCCW Mobile"), a wholly-owned subsidiary of PCCW, together with persons acting in concert beneficially own an aggregate of 1,790,134,000 shares of the Company, representing approximately 59.87% of the issued share capital. The Company accordingly became a subsidiary of PCCW.

Under the Hong Kong Code of Takeovers and Mergers (the "Takeovers Code"), PCCW Mobile is required to make a mandatory unconditional cash offer of HK$0.65 per share (the "Offer") to the remaining existing shareholders of the Company. PCCW Mobile will also make an offer or proposal to the holders of the Company's outstanding share options.

(A)
A composite offer document will be issued jointly by or on behalf of PCCW Mobile and the Company to all shareholders of the Company, containing the terms and conditions of the Offer and the forms of acceptance and transfer on or around July 8, 2005. If PCCW Mobile acquires not less than 90% of the outstanding shares, PCCW Mobile intends to consider availing itself of the powers of compulsory acquisition of the remaining shares that PCCW Mobile and the persons acting in concert do not then own.

(B)
As disclosed in note 15, Mandarin, the Company and Huawei Tech. entered into the Facility Agreement on May 13, 2004 and the Amendment and Restatement Agreement on November 15, 2004 for the provision of an equipment supply facility, a general facility and a 3G performance bond facility. As of May 31, 2005, the Group had total outstanding borrowings of HK$799,244,000, represented by HK$374,244,000 of equipment supply facility and HK$425,000,000 of general facility, and a performance bond of HK$210,746,000 provided to OFTA through drawdown of the 3G performance bond facility.

Under the terms of the Facility Agreement (as amended by the Amendment and Restatement Agreement) with Huawei Tech., the cessation of any two or more of Richard John Siemens, William Bruce Hicks, Kuldeep Saran and Edward Wai Sun Cheng as directors involved in the management of the Company other than by reason of death, disability, removal by shareholders or dismissal for cause may constitute an event of default unless a waiver to such term is granted by Huawei Tech.. Failure to comply with this covenant may entitle Huawei Tech. to accelerate the maturity of the outstanding amounts under the Facility Agreement and if not repaid, to exercise their security rights over substantially all of the Group's assets. The Company and PCCW are considering various alternatives available to them to prevent such event of default occurring.

With effect from the posting of the composite offer document on or around July 8, 2005, six new directors, namely Alexander Anthony Arena, Wing Wa Chan, Marisa Yuen Man Kwok, Ding Man Chow, Tom Kee Sun Chan and Susanna Hon Hing Hui, will be appointed as additional directors of the Company. Also, with effect from the first closing date of the Offer under the Takeovers Code on or around July 29, 2005, each of Richard John Siemens, William Bruce Hicks, Kuldeep Saran, Kenneth Michael Katz, Edward Wai Sun Cheng and Andrew Chun Keung Leung will resign as directors of the Company.

Under the terms of the Amendment and Restatement Agreement with HTIC, the cessation of any two or more of Richard John Siemens, William Bruce Hicks, Kuldeep Saran and Edward Wai Sun Cheng as a director involved in the management of the Company other than by reason of death, disability, removal by shareholders or dismissal for cause would constitute an Event of Default as defined under the Amendment and Restatement Agreement. The Company and PCCW are looking at various alternatives available to them to prevent such Event of Default occurring, and the Company understands that PCCW are in discussions with Huawei generally in respect of this, and other issues.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

26         Summary of differences between HK GAAP and US GAAP

The Group's consolidated financial statements are prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP. Differences between HK GAAP and US GAAP which have significant effects on the net (loss)/profit and total shareholders' equity of the Group are summarized as follows:

(a) Net (loss)/profit and total shareholders' equity

	Year ended December 31,
	2002	2003	2004
	HK$	HK$	HK$
	(Amounts in thousands)

Net (loss)/profit under HK GAAP	(117,264)	27,172	5,544
US GAAP adjustments:
Deferred tax on accelerated depreciation
allowances (i)	(10,169)	(12,581)	(24,602)
Deferred tax assets on tax losses and others (i)	10,169	12,581	24,602
Amortization of net connection fees (ii)	(1,878)	10,145	2,032
Write-back of compensation cost in respect of
amortization of deferred compensation for
share options (iii)	111	1,188	40

Net (loss)/profit under US GAAP	(119,031)	38,505	7,616

Basic and diluted (loss)/earnings per share
under US GAAP (in cents)	(4.0)	1.3	0.3

Shares outstanding for basic and diluted	2,990,000	2,990,000	2,990,000
(loss)/earnings per share (thousands)

	As at December 31,
	2002	2003	2004
	HK$	HK$	HK$
	(Amounts in thousands)

Total shareholders' equity under HK GAAP	670,732	697,904	703,448
US GAAP adjustments:
Deferred tax non-current assets (i)	375,358	399,821	396,991
Valuation allowance (i)	(375,358)	(399,821)	(396,991)
Deferred net connection fees (ii)	(12,268)	(2,123)	(91)
Share premium in respect of deferred
compensation for share options (iii)	7,854	6,253	6,213
Deferred compensation not yet amortized for
share options (iii)	(413)	-	-
Compensation cost in respect of amortization
of deferred compensation for share options (iii)	(7,441)	(6,253)	(6,213)
Intangible assets - licence (iv)	-	-	536,675
Liability for licence (iv)	-	-	(532,460)
Fixed assets (iv)	-	-	(4,215)

Total shareholders' equity under US GAAP	658,464	695,781	703,357

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(i)  Under both HK GAAP and US GAAP, the Group is required to recognize deferred tax assets and liabilities for the expected future tax consequences of all events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and tax credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled.

Under HK GAAP, a deferred tax asset is recognized to the extent it is probable that future taxable profits will be available against which the temporary differences can be utilized. The unrecognized deferred tax asset is disclosed in the notes to the financial statements. Under US GAAP, a valuation allowance is recorded to reduce the carrying amount of deferred tax asset unless it is more likely than not that such asset will be realized.

No deferred tax assets are recognized under HK GAAP, while a valuation allowance is set against the deferred tax assets under US GAAP, the net effect of which causes no impact to the financial statements of the Group presented under US GAAP.

Details of deferred income taxes provided under US GAAP are disclosed in note 26(c).

(ii) Under HK GAAP, connection fee revenue is recognized when received upon completion of activation services.

Under US GAAP, connection fees for mobile services, net of the direct incremental costs incurred, are deferred and recognized over the estimated customer service period, which are estimated based on the expected stabilized churn rates. Connection fee revenue for 2002, 2003 and 2004 amounted to HK$16,254,000, HK$411,000 and HK$1,200, respectively, of which HK$175,000 and HK$800 were deferred as at December 31, 2003 and 2004, respectively. Connection fee revenue of HK$1,896,000 and HK$136,000 deferred in 2002 and 2003, respectively, has been credited to the consolidated statements of profits and losses during 2004.

(iii) Under HK GAAP, no compensation cost to employees is required to be recognized in respect of the grant of share options. Proceeds from the issue of shares upon the exercise of share options are credited to the share capital and share premium accounts, and there is no effect on the results of the Group in connection with the Share Option Scheme.

Under US GAAP, the intrinsic value of stock options issued to employees has been used in the computation of the compensation cost for outstanding share options granted to the Group's employees. Accordingly, deferred compensation of HK$10,254,000 was recognized on options granted with an exercise price lower than the fair market value of the Company's shares at the grant date. The deferred compensation is amortized over the three-year vesting period. Up to December 31, 2004, deferred compensation of HK$4,041,000 for the options forfeited was reversed in shareholders' equity. No compensation is recognized for options which are granted with an exercise price equal to the fair market value of the Company's shares at the grant date. For the years ended December 31, 2002, 2003 and 2004, compensation costs of HK$111,000, HK$1,188,000 and HK$40,000, respectively, were written back to the consolidated statements of profits and losses and debited to the deferred compensation account.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

A summary of the status of the Company's Share Option Scheme is as follows:
	Number of	Weighted average
	shares to be	exercise price
	subscribed	per option

Outstanding as at January 1, 2003	132,341,815	HK$1.31
Granted	-	-
Exercised	-	-
Lapsed	(27,269,312)	HK$1.12
Cancelled	(75,000,000)	HK$1.12

Outstanding as at December 31, 2003	30,072,503	HK$1.96

Outstanding as at January 1, 2004	30,072,503	HK$1.96
Granted	-	-
Exercised	-	-
Lapsed	(1,442,414)	HK$1.76

Outstanding as at December 31, 2004	28,630,089	HK$1.97

The following table summarizes information about share options outstanding as at December 31, 2004:

	Number	Weighted-average	Number
	exercisable as at	remaining	exercisable as at
Exercise price	December 31, 2004	contractual life	December 31, 2004
HK$
1.01	15,180,169	5.48	15,180,169
3.05	13,449,920	5.23	13,449,920

	28,630,089		28,630,089

There were no options granted during the year ended December 31, 2004.

If the Company had accounted for the plan using the fair value method, the Group's net profit would have charged as follows:

	Year ended December 31,
	2003	2004
	HK$	HK$
	(Amounts in thousands)
Net profit:
As reported	38,505	7,616
Pro forma	34,450	7,616

Basic and diluted earnings per share (in cents):
As reported	1.3	0.3
Pro forma	1.2	0.3

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(iv) GAAP difference for 3G licence

Under HK GAAP, the payment of HK$250,000,000 made in 2001, which represents the annual fees for the first five years of the 3G licence term is recorded as a prepayment with the licence fees charge prior to the launch of the 3G services being included in fixed assets. Depreciation of the fixed assets will be provided from the commencement of 3G services over the shorter of the remaining life of the 3G licence or the estimated useful lives of the fixed assets. The 3G licence fees, together with the fixed assets, are evaluated for impairments when events occur that might affect its value.

Under US GAAP, licence fee payments being the upfront amount referred to above and the discounted value of the fixed annual fees to be paid over the licence period, and along with certain other direct costs incurred prior to the date the asset is ready for its intended use are capitalized and classified as an intangible asset. Capitalized licence fees will be amortized from the date of launch of the 3G services over the remaining 3G licence period. The imputed interest on the same will be charged to the consolidated statements of profits and losses. The impairment review for the licences is based on a comparison of the future undiscounted cash flows expected to be generated from continual use and ultimate disposition of the licences with their book value. If these cash flows are not sufficient, an impairment charge is recorded to reduce the excess of the licence carrying cost over the estimated discounted future cash flows.

There is no impact of this difference under HK GAAP and US GAAP to the consolidated statements of profits and losses for the years ended December 31, 2002, 2003 and 2004 since depreciation/amortization will only start when the 3G network is available/ready for use.

(v) Impairment of long-lived assets

Long-lived assets are comprised of intangible assets and fixed assets.

Under HK GAAP, at each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that long-lived assets are impaired. If any such indication exists, the recoverable amount of the long-lived assets is estimated and where relevant, an impairment loss is recognized to reduce the long-lived asset to its recoverable amount. Such impairment losses are recognized in the consolidated statements of profits and losses. In determining the recoverable amount, expected future cash flows generated by the long-lived assets are discounted to their present values.

Under US GAAP, long-lived assets, including certain identifiable intangible assets related to those assets to be held and used, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized for the difference between the quoted market price in active markets, if available, and the carrying value of the asset. If quoted market prices are not available, the estimated fair value is based on various valuation techniques, including a discounted value of estimated future cash flows and fundamental analysis. No such impairment losses were required for the years ended December 31, 2002, 2003 and 2004.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(b) Consolidated statements of profits and losses

Under HK GAAP, the consolidated statements of profits and losses are reported by nature whereby network costs are presented separately under operating expenses and bad debts expenses are presented under costs of services.

Under US GAAP, however, the consolidated statements of profits and losses are reported by function and the network costs and salaries and related costs, excluding depreciation, which are directly related to the generation of revenue are included in cost of services, is separately shown. Rental, salaries and related costs and bad debts expenses are included in selling, general and administration expenses. As a result, under US GAAP, the consolidated statements of profits and losses, including the US GAAP adjustments as set out in note 26(a), would be reported as follows:

	Year ended December 31,
	2002	2003	2004
	HK$	HK$	HK$
	(Amounts in thousands)
Revenues from:
Mobile services	1,215,799	1,160,020	1,033,393
Sales of mobile phones and accessories	115,291	109,471	126,920
Other services	9,722	695	328

Total operating revenues	1,340,812	1,270,186	1,160,641

Cost of sales of mobile phones and accessories	(113,414)	(133,315)	(143,915)
Cost of services	(547,676)	(465,283)	(471,334)

Gross profit	679,722	671,588	545,392

Other revenues	1,917	4,550	3,058

Operating costs:
Depreciation	(256,393)	(233,293)	(228,645)
Selling, general and administrative costs	(469,701)	(349,653)	(285,849)

(Loss)/profit from operations	(44,455)	93,192	33,956

Interest income	3,553	2,526	218
Finance costs	(59,520)	(52,787)	(26,300)
Share of losses of joint ventures	(18,609)	(4,426)	(258)

Net (loss)/profit	(119,031)	38,505	7,616

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(c) Deferred tax

Under US GAAP, deferred tax (liabilities) / assets comprise the following:

	Year ended December 31,
	2003	2004
	HK$	HK$
	(Amounts in thousands)

Deferred tax liabilities:
Accelerated depreciation allowances	(90,410)	(65,808)

Deferred tax assets:
Tax losses carried forward	490,231	462,799
Valuation allowance	(399,821)	(396,991)

Deferred tax assets	90,410	65,808

Net deferred tax liabilities	-	-

As at December 31, 2004, the Group has accumulated tax losses, with no definite period of expiration, amounting to HK$3,217,454,000 (the tax effect thereon is HK$563,054,000) which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong. Management believes it is not more likely than not that the results of future operations will generate sufficient taxable income to realize deferred tax assets and therefore, valuation allowances of HK$399,821,000 and HK$396,991,000 at December 31, 2003 and 2004, respectively, has been established.

Changes in the valuation allowance are as follows:

	Year ended December 31,
	2003	2004
	HK$	HK$
	(Amounts in thousands)

Balance at the beginning of the year	375,358	399,821
Additions/(deductions) to income tax expenses	24,463	(2,830)

Balance at the end of the year	399,821	396,991

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(d) Recent accounting pronouncements

(i) HK GAAP

The HKICPA has undertaken to converge by January 1, 2005 all Hong Kong Financial Reporting Standards (" HKFRSs") with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board. As a result, the HKICPA has issued a number of new and revised HKFRSs, including Hong Kong Accounting Standards ("HKAS"), HKAS Interpretations ("HKAS-INTs") and HKFRSs, which were aligned with the requirements of IFRSs in effect as at December 31, 2004 in all material respects and are effective for accounting periods beginning on or after January 1, 2005. As a consequence, the corresponding Statements of Accounting Practices ("SSAP") and Interpretations are superseded effective January 1, 2005. The applicable HKFRSs required to be adopted by the Group for the year ending December 31, 2005 are set out below.

HKFRSs issued		Standards superseded

HKAS 1	Presentation of Financial	SSAP 1	Presentation of financial
	Statements		statements
HKAS 2	Inventories	SSAP 22	Inventories
HKAS 7	Cash Flow Statements	SSAP 15	Cash flow statements
HKAS 8	Accounting Policies, Changes	SSAP 2	Net profit or loss for the
	in Accounting Estimates and		period, fundamental errors
	Errors		and changes in accounting
policies
HKAS 10	Events After the Balance	SSAP 9	Events after the balance
	Sheet Date		sheet date
HKAS 12	Income Taxes	SSAP 12	Income taxes
HKAS 14	Segment Reporting	SSAP 26	Segment reporting
HKAS 16	Property, Plant and	SSAP 17	Property, plant and
	Equipment		equipment
HKAS 17	Leases	SSAP 14	Leases
HKAS 18	Revenue	SSAP 18	Revenue
HKAS 19	Employee Benefits	SSAP 34	Employee benefits
HKAS 21	The Effects of Changes in	SSAP 11	Foreign currency translation
Foreign Exchange Rates
HKAS 23	Borrowing Costs	SSAP 19	Borrowing costs
HKAS 24	Related Party Disclosures	SSAP 20	Related party disclosures
HKAS 27	Consolidated and Separate	SSAP 32	Consolidated financial
	Financial Statements		statements and accounting
for investments in
subsidiaries
HKAS 31	Interests in Joint Ventures	SSAP 21	Accounting for interests in
joint ventures
HKAS 32	Financial Instruments:	SSAP 24	Accounting for investments
	Disclosure and Presentation		in securities
HKAS 33	Earnings Per Share	SSAP 5	Earnings per share
HKAS 36	Impairment of Assets	SSAP 31	Impairment of assets
HKAS 37	Provisions, Contingent	SSAP 28	Provisions, contingent
	Liabilities and Contingent		liabilities and contingent
	Assets		assets
HKAS 38	Intangible Assets	SSAP 29	Intangible assets

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(d) Recent accounting pronouncements (Continued)

(i) HK GAAP (Continued)

HKFRSs issued		Standards superseded

HKAS 39	Financial Instruments:	SSAP 24	Accounting for investments
	Recognition and		in securities
Measurement
HKFRS 2	Share-based Payment	-
HKFRS 3	Business Combinations	SSAP 30	Business combination
HKAS-INT 21	Income Taxes - Recovery of	Interpretation 20	Income taxes - Recovery of
	Revalued Non-Depreciable		revalued non-depreciable
	Assets		assets

We are currently assessing the potential impact that the adoption of the HKAS on January 1, 2005 may have on our financial statements presented in accordance with Hong Kong GAAP but are not yet in a position to state whether these new HKAS would have a significant impact on its results.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(d) Recent accounting pronouncements (Continued)

(ii) US GAAP

In November 2004, the Financial Accounting Standards Board, or the FASB, issued FASB Statement No. 151, "Inventory Costs - an amendment of ARB No. 43" ("SFAS No. 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) ("SFAS No. 123(R)") "Share-Based Payment". SFAS No. 123(R) replaces SFAS No. 123 "Accounting for Stock-Based Compensation", supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees" and amends SFAS No. 95 "Statement of Cash Flows". SFAS No. 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. For public entities that do not file as small business issuers, SFAS No. 123(R) is effective for all awards granted after June 15, 2005, and to awards modified, repurchased, or cancelled after that date. The Group will adopt the modified prospective application transition method under the transition provisions of SFAS No. 123(R) to new and existing plans as at January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29" ("SFAS 153") effective for nonmonetary asset exchanges occurring in the fiscal year beginning January 1, 2006. SFAS 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

SUNDAY COMMUNICATIONS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(d) Recent accounting pronouncements (Continued)

(iii) US GAAP (Continued)

In March 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") - a replacement of APB Opinion No. 20 and FAS No. 3 effective for accounting changes made in fiscal years beginning after December 15, 2005. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. It also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. In direct effect of a change in accounting principle should be recognized in the period of the accounting change. SFAS also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

The SEC issued SAB 107 in March 2005. SAB 107 summarizes the views of the SEC staff regarding the interaction between SFAS No. 123R and certain Securities and Exchange Commission rules and regulations and provides the staff's views regarding the valuation of share-based payment arrangements for public companies. The Group is currently analysing the effects of this SAB and will adopt SAB 107 concurrently with SFAS No. 123.