Form 20-F/A
period 2004-12-31
SUNDAY COMMUNICATIONS LTD
filed 2005-07-06
CIK 1106952

As filed with the U.S. Securities and Exchange Commission on June 30, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 20-F/A
 Amendment No. 1

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

Yes [X] No [ ]

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ] Item 18 [X]

TABLE OF CONTENTS

EXPLANATORY NOTE		1
GENERAL INFORMATION		1
FORWARD-LOOKING STATEMENTS		1
PART I		2
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		2
ITEM 3. KEY INFORMATION		2
3.A	SELECTED FINANCIAL DATA	2
3.B	CAPITALIZATION AND INDEBTEDNESS	5
3.C	REASONS FOR THE OFFER AND USE OF PROCEEDS	5
3.D	RISK FACTORS	5
ITEM 4. INFORMATION ON THE COMPANY		16
4.A	HISTORY AND DEVELOPMENT	16
4.B	BUSINESS OVERVIEW	20
4.C	ORGANIZATIONAL STRUCTURE	30
4.D	PROPERTY, PLANT AND EQUIPMENT	30
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		30
5.A	OPERATING RESULTS	31
5.B	LIQUIDITY AND CAPITAL RESOURCES	41
5.C	RESEARCH AND DEVELOPMENT	45
5.D	TREND INFORMATION	45
5.E.	OFF-BALANCE SHEET ARRANGEMENTS	46
5.F	CONTRACTUAL OBLIGATIONS	46
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		47
6.A	DIRECTORS AND SENIOR MANAGEMENT	47
6.B	COMPENSATION	51
6.C	BOARD PRACTICES	52
6.D	EMPLOYEES	53
6.E	SHARE OWNERSHIP	54
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		56
7.A	MAJOR SHAREHOLDERS	56
7.B	RELATED PARTY TRANSACTIONS	57
7.C	INTERESTS OF EXPERTS AND COUNSEL	58
ITEM 8. FINANCIAL INFORMATION		58
8.A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	58
8.B	SIGNIFICANT CHANGES	58
ITEM 9. THE OFFER AND LISTING		58
ITEM 10. ADDITIONAL INFORMATION		60
10.A	SHARE CAPITAL	60
10.B	MEMORANDUM AND ARTICLES OF ASSOCIATION	60
10.C	MATERIAL CONTRACTS	67
10.D	EXCHANGE CONTROLS AND OTHER LIMITATIONS	67
10.E	TAXATION	67
10.F	DIVIDENDS AND PAYING AGENTS	72
10.G	STATEMENT BY EXPERTS	72
10.H	DOCUMENTS ON DISPLAY	72
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	72
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	73
PART II		73
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	73
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	73
ITEM 15.	CONTROLS AND PROCEDURES	73
ITEM 16.	[RESERVED]	73

i

EXPLANATORY NOTE

This amendment to our annual report on Form 20-F/A (the "Amended 20-F") speaks as of the filing date of our Form 20-F for the fiscal year ended December 31, 2004, filed on June 30, 2005 (the "Original 20-F"), except for the additional certifications which speak as of the filing date of the Amended 20-F. This Amended 20-F is being filed with the Securities and Exchange Commission for the sole purpose of correcting a number of typographical errors occurring in the Original 20-F.

We have corrected a number of typographical errors appearing in Item 3.D Risk Factors "- Risks Relating to Our Businesses and Operations - We are subject to covenants in our financing agreements that restrict our financial and operating flexibility." On page 9; Item 4.A History and Development, under the sub-heading "Capital Expenditure" on page 20; Item 4.B Business Overview, under the sub-heading "Billing and Subscriber Management" on page 26; and on F-37 of our the notes to our audited consolidated financial statements, under the heading "Subsequent Events".  There are no other changes to the original 20-F.

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

GENERAL INFORMATION

        Except as otherwise required by the context, references in this Annual Report to "SUNDAY", "Company", "registrant", "us" or "we" refer to SUNDAY Communications Limited. The term "you" refers to holders of ordinary shares and American depositary shares, or ADSs, representing the ordinary shares. The terms "Hong Kong" and the "Government" refer to Hong Kong Special Administrative Region of The People's Republic of China and its government, respectively. See "Appendix A - Glossary of Technical Terms" for definitions of technical terms used in this Annual Report.

        We publish our financial statements in Hong Kong dollars. In this Annual Report, references to "Hong Kong dollars" or "HK$" are to the currency of Hong Kong, and references to "U.S. dollars" or "US$" are to the currency of the United States of America. This Annual Report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at HK$7.7723 = US$1.00, which was the noon buying rate in The City of New York for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. See "Item 3. Key Information - Selected Financial Data - Exchange Rate Information" for historical information regarding this noon buying rate. You should not construe these translations as representations that the Hong Kong dollars actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated or at any other rates.

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

        For a further discussion of such risks and uncertainties, see "Item 3. Key Information - Risk Factors." You should consider these factors carefully in evaluating any forward-looking statements and should not place any undue reliance on any forward-looking statements. You should keep in mind that any forward-looking statement made by us in this Annual Report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us.

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
	(in millions, except for number of shares and ADS, per share and per ADS data)
Consolidated income statement data:
HK GAAP:
Operating revenues:
Mobile services	988.7	1,165.4	1,217.7	1,149.9	1,031.4	132.7
Sales of mobile phones and accessories	404.4	242.9	115.3	109.4	126.9	16.3
Other services(2)	57.2	14.1	9.7	0.7	0.3	-
Total operating revenues	1,450.3	1,422.4	1,342.7	1,260.0	1,158.6	149.0
Costs of sales and services:
Cost of services(2)(3)	(235.5)	(224.2)	(221.1)	(196.7)	(212.6)	(27.3)
Cost of sales of mobile phones and accessories	(424.5)	(245.0)	(113.4)	(133.3)	(143.9)	(18.5)
Gross profit	790.3	953.2	1,008.2	930.0	802.1	103.2
Other revenues	8.7	2.6	1.9	4.6	3.1	0.4
Operating expenses(4)	(1,179.7)	(1,119.0)	(1,052.8)	(852.7)	(773.3)	(99.5)
(Loss)/profit from operations	(380.7)	(163.2)	(42.7)	81.9	31.9	4.1
Interest income	51.1	21.6	3.5	2.5	0.2	-
Finance costs	(136.9)	(70.1)	(59.5)	(52.8)	(26.3)	(3.4)
Share of losses of joint ventures	-	-	(18.6)	(4.4)	(0.3)	-
Net (loss)/profit	(466.5)	(211.7)	(117.3)	27.2	5.5	0.7
Number of shares used to calculate (loss)/earnings per share (in thousands)	2,850,492	2,990,000	2,990,000	2,990,000	2,990,000	2,990,000
Basic (loss)/earnings per share (in cents)(5)	(16.4)	(7.1)	(3.9)	0.9	0.2	0.02
US GAAP:
Operating revenues:
Mobile services	988.7	1,155.0	1,215.8	1,160.0	1,033.4	133.0
Sales of mobile phones and accessories	404.4	242.9	115.3	109.4	126.9	16.3
Other services(2)	57.2	14.1	9.7	0.7	0.3	-
Total operating revenues	1,450.3	1,412.0	1,340.8	1,270.1	1,160.6	149.3
Costs of sales and services:
Cost of services(2)(3)	(577.7)	(548.3)	(547.7)	(465.3)	(471.3)	(60.6)
Cost of sales of mobile phones and accessories	(424.5)	(245.0)	(113.4)	(133.3)	(143.9)	(18.5)
Gross profit	448.1	618.7	679.7	671.5	545.4	70.2
Other revenues	8.7	2.6	1.9	4.6	3.1	0.4
Operating expenses(4)	(841.3)	(798.7)	(726.0)	(582.9)	(514.5)	(66.2)
(Loss)/profit from operations	(384.5)	(177.4)	(44.4)	93.2	34.0	4.4
Interest income	51.1	21.6	3.5	2.5	0.2	-
Finance costs	(136.9)	(70.1)	(59.5)	(52.8)	(26.3)	(3.4)
Share of losses of joint ventures	-	-	(18.6)	(4.4)	(0.3)	-
Net (loss)/profit	(470.3)	(225.9)	(119.0)	38.5	7.6	1.0
Number of shares used to calculate (loss)/earnings per share (in thousands)	2,850,492	2,990,000	2,990,000	2,990,000	2,990,000	2,990,000
Number of ADSs used to calculate (loss)/earnings per ADS (in thousands)(5)	28,505	29,900	29,900	29,900	29,900	29,900
Basic (loss)/earnings per share (in cents)(5)	(16.5)	(7.6)	(4.0)	1.3	0.3	0.03
Basic (loss)/earnings per ADS (in dollars)(5)	(16.5)	(7.6)	(4.0)	1.3	0.3	0.03

	As of December 31,
	2000	2001	2002	2003	2004	2004(1)
	HK$	HK$	HK$	HK$	HK$	US$
			(in millions)
Consolidated balance sheet data:
HK GAAP:
Total assets	2,375.2	1,936.2	1,810.9	1,732.7	1,632.0	210.0
Long-term debt	753.7	556.7	546.9	425.0	592.7	76.3
Total liabilities	1,375.5	1,148.2	1,140.2	1,034.8	928.6	119.5
Shareholders' equity	999.7	788.0	670.7	697.9	703.4	90.5
US GAAP:
Total assets	2,512.8	2,049.4	1,810.9	1,732.7	2,164.5	278.5
Shareholders' equity	999.7	777.6	658.5	695.8	703.3	90.5

	Year Ended December 31,
	2000	2001	2002	2003	2004	2004(1)
	HK$	HK$	HK$	HK$	HK$	US$
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

	Year Ended December 31,
	2000	2001	2002	2003	2004	2004(1)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
EBITDA	(119.4)	101.9	213.7	315.2	260.5	33.5
Add/(less):
Depreciation	(261.3)	(265.1)	(256.4)	(233.3)	(228.6)	(29.4)
Interest income	51.1	21.6	3.5	2.5	0.2	-
Finance costs	(136.9)	(70.1)	(59.5)	(52.8)	(26.3)	(3.4)
Share of losses from joint ventures	-	-	(18.6)	(4.4)	(0.3)	-
Net (loss)/profit	(466.5)	(211.7)	(117.3)	27.2	5.5	0.7

The following table reconciles our net (loss)/profit under US GAAP to our definition of EBITDA on a consolidated basis for each of the five years ended December 31, 2000, 2001, 2002, 2003 and 2004.

	Year Ended December 31,
	2000	2001	2002	2003	2004	2004(1)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
EBITDA	(123.2)	87.7	212.0	326.5	262.6	33.8
Add/(less):
Depreciation	(261.3)	(265.1)	(256.4)	(233.3)	(228.6)	(29.4)
Interest income	51.1	21.6	3.5	2.5	0.2	-
Finance costs	(136.9)	(70.1)	(59.5)	(52.8)	(26.3)	(3.4)
Share of losses from joint ventures	-	-	(18.6)	(4.4)	(0.3)	-
Net (loss)/profit	(470.3)	(225.9)	(119.0)	38.5	7.6	1.0

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

We may require additional funds.

        Our business requires significant capital expenditure, as well as marketing, development and other operating expenditures. We will need to continually expend capital to maintain and upgrade our network, develop new business lines, and market existing and new services. On October 22, 2001, we were awarded a 3G license from the Hong Kong Telecommunications Authority, or the HKTA, of which the minimum annual fees aggregate to approximately HK$1,306.8 million, payable over its 15-year license period. We are also required to provide a rolling performance bond to the HKTA covering the next five years' minimum annual fees. Details of such requirements are set out in "Item 4. Information on the Company - Business Overview - Regulation". We expect that the impact of capital expenditure and other operating expenses relating to the rollout of the 3G network, which was started in 2004, will be significant.

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

        Failure to comply with these covenants would entitle the lenders to accelerate the maturity of Mandarin's outstanding debt and exercise their security rights over substantially all of our assets. Under the terms of the Facility Agreement, the resignation of any two or more of Richard John Siemens, William Bruce Hicks, Kuldeep Saran and Edward Wai Sun Cheng would constitute an event of default and entitle HTIC to accelerate the maturity of the outstanding amounts under the Facility Agreement. Pursuant to the First Agreement and the Second Agreement, all these persons will resign as directors of SUNDAY on or about July 29, 2005. We are currently considering various alternatives available to them to prevent such event of default occurring, including the possibility of requesting a waiver from HTIC. If we are unable to obtain a waiver, then upon resignation of the directors above, HTIC may elect to accelerate the maturity of the outstanding amounts under the Facility Agreement and, if not repaid, to enforce its security rights against substantially all of our assets. We may not have sufficient cash to repay the outstanding amounts. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Certain Indebtedness" for a more complete summary of the terms of the Facility Agreement and the Amendment and Restatement Agreement.

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

        Our corporate affairs are governed by our Memorandum and Articles of Association and by the Companies Law (Revised) of the Cayman Islands. The laws of the Cayman Islands relating to the protection of the interests of minority shareholders and to the fiduciary responsibilities of directors may differ from the laws in certain jurisdictions in the United States and the corresponding remedies available to such shareholders may differ accordingly. A summary of the laws of the Cayman Islands relating to protection of minority shareholders is set out in "Item 10. Additional Information - Memorandum and Articles of Association." The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands and Hong Kong law may not be as clearly established as under statutes or judicial precedent in existence in certain jurisdictions in the United States. Therefore, our public shareholders may have more difficulty in protecting their interests in the face of actions by our directors, management or controlling shareholders than would shareholders of a corporation incorporated in certain jurisdictions in the United States.

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

        If we are found to be in violation of our license conditions or any applicable laws or regulations enacted in the future, our business may be severely affected. See "Item 4. Information on the Company - Business Overview - Regulation."

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

        Following the investments already made to expand coverage and provide capacity for GPRS services, the increase in capital expenditure incurred in 2004, which amounted to HK$356 million, mainly related to the construction of the 3G network. Under the Supply Contract, the 3G network was to be supplied and installed over a maximum period of three years.

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

        Historically, we have resisted offering routine handset subsidies but would offer subsidy programs from time to time to respond to handset rebate programs introduced by our competitors for new consumer acquisition and for retention. We have seen an increased use of handset promotions in the market since 2004. For a discussion of our handset subsidies, see "Item 5. Operating and Financial Review and Prospects - Operating Results - Operating Revenues - Sales of mobile phones and accessories."

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

  IN platform - We believe we have been a leader in using intelligent network technology that permits us to offer a number of lifestyle services, including some real-time location-specific services.
  EFR - We were one of the first GSM 1800 operators in the world to adopt this Enhanced Full Rate technology to provide good and stable voice quality in our network in September 1997.
  SIM Toolkit - We were one of the first operators in Hong Kong to adopt this 16 Kb SIM card technology in 1998.
  Java SIM Card - We adopted the 32 Kb Java SIM Card technology in December 1999.
  WAP - We integrated Wireless Application Protocol-related software and WAP-related applications into our network and servers and started offering our "SO WAP" data services in January 2000.
  GPRS - Our network has been GPRS ready since 2000 and we launched commercial services in October 2002.

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

        The user needs and requirements for the billing system would be very different in respect of 3G services and applications. As such, we have been implementing a new billing system in phases since 2004 to replace the existing system. The existing billing system will remain in operation until we have completed a full migration of our billing operations to the new filing system. As of June 2005, the new billing system is undergoing user testing, and we expect that it will be ready to support the 3G service launch. Similar to any new system rollout, we expect to encounter minor teething problems. To minimize the possibility of any adverse impact to our business operations, we have arranged for intensive follow-up monitoring and instruction by the system vendor in the short-term period after the launch of the new billing system.

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

(ii) US GAAP

        In November 2004, the Financial Accounting Standards Board, or the FASB, issued FASB Statement No. 151, "Inventory Costs-an amendment of ARB No. 43" or SFAS No. 151, which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and we have not yet completed that assessment.

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

Results of Operations

        The following table summarizes our results of operations for the three years ended December 31, 2002, 2003 and 2004.

	Year Ended December 31,
HK GAAP	2002		2003		2004
	HK$ million	%(1)	HK$ million	%(1)	HK$ million	%(1)
Operating revenues:
Mobile services	1,217.7	90.7	1,149.9	91.3	1,031.4	89.0
Sales of mobile phones and accessories	115.3	8.6	109.4	8.6	126.9	11.0
Other services	9.7	0.7	0.7	0.1	0.3	-
Total operating revenues	1,342.7	100.0	1,260.0	100.0	1,158.6	100.0
Total operating revenues growth	(5.6)%		(6.2)%		(8%)
Costs of sales and services:
Mobile services	(220.5)	(16.4)	(196.5)	(15.6)	(212.3)	(18.3)
Sales of mobile phones and accessories	(113.4)	(8.4)	(133.3)	(10.6)	(143.9)	(12.4)
Other services	(0.6)	(0.1)	(0.2)	-	(0.3)	(0.1)
Total costs of sales and services	(334.5)	(24.9)	(330.0)	(26.2)	(356.5)	(30.8)
Total costs of sales and services growth	(28.7)%		(1.3)%		8%
Gross profit	1,008.2	75.1	930.0	73.8	802.1	69.2
Gross profit growth	5.8%		(7.8)%		(13.7)%
Other revenues	1.9	0.1	4.6	0.4	3.1	0.3
Operating expenses:
Network costs	(303.6)		(270.1)		(255.7)
Depreciation	(256.4)		(233.3)		(228.7)
Rent and related costs	(61.1)		(46.3)		(38.3)
Salaries and related costs	(243.9)		(152.0)		(128.9)
Advertising, promotion and other selling costs	(127.8)		(106.0)		(82.6)
Other operating costs	(60.0)		(45.0)		(39.1)
Total operating expenses	(1,052.8)	(78.4)	(852.7)	(67.7)	(773.3)	(66.7)
Total operating expenses growth	(5.9)%		(19)%		(9)%
(Loss)/profit from operations	(42.7)	(3.2)	81.9	6.5	31.9	2.8
Interest income	3.5	0.3	2.5	0.2	0.2	-
Finance costs	(59.5)	(4.4)	(52.8)	(4.2)	(26.3)	(2.3)
Share of losses of joint ventures	(18.6)	(1.4)	(4.4)	(0.3)	(0.3)	-
Net (loss)/profit	(117.3)	(8.7)	27.2	2.2	5.5	0.5

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

        Revenue from sales of mobile phones and accessories increased by 16% to HK$126.9 million. The business made a gross loss of HK$17 million as compared with a gross loss of HK$23.9 million in 2003, despite an increased use of handset promotions in the market for ongoing retention programmes and to acquire new customers. The improvement was mainly attributable to the adoption of the future-focused strategy - namely, offering handset subsidy promotions for products which are most likely to encourage an increase in data usage, and the introduction of premium handsets.

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

        Revenues from the sales of mobile phones and accessories increased by 16% as compared with 2003. This business made a gross loss of HK$17 million as compared with HK$23.9 million in 2003. The improvement was mainly attributable to the adoption of the future-focused strategy - namely, offering handset subsidy promotions for products which are most likely to encourage an increase in data usage, and the introduction of premium handsets.

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

5.F CONTRACTUAL OBLIGATIONS

        The following table sets forth certain information regarding our contractual obligations to make future payments as of December 31, 2004:

	Payment Due by Period (HK$ million)
		Less Than			After 5
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	Years
Trade payables	60.2	60.2	-	-	-
Other payables and accrued charges	205.8	205.8	-	-	-
Long-term debts	603.1	-	150.0	164.1	289.0
Total	869.1	266.0	150.0	164.1	289.0

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

	Amount of Commitment expiration by Period (HK$ million)
		Less Than			After 5
Commercial Commitments	Total	1 Year	1-3 Years	4-5 Years	Years
Operating lease commitments	352.4	217.8	133.0	1.6	-
Capital commitments	1,130.0	-	1,130.0	-	-
Total	1,482.4	217.8	1,263.0	1.6	-

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

As of June 22, 2005, our directors are as follows:

Name	Age(2)	Position	Position Held Since
Richard John Siemens(1)	60	Co-Chairman and	November 24, 1999
		Executive Director
Edward Wai Sun Cheng(1)	49	Co-Chairman and	November 24, 1999
		Executive Director
William Bruce Hicks(1)	43	Group Managing Director	January 1, 2002(3)
Kuldeep Saran(1)	54	Executive Director	November 24, 1999
Andrew Chun Keung Leung(1)	48	Executive Director	November 24, 1999
John William Crawford	63	Non-executive Director	November 10, 2003
Kenneth Michael Katz(1)	36	Non-executive Director	January 16, 2004
Henry Michael Pearson Miles	69	Non-executive Director	January 27, 2000
Robert John Richard Owen	65	Non-executive Director	January 27, 2000
Hongqing Zheng	57	Non-executive Director	November 24, 1999
Alexander Anthony Arena(4)	54	Executive Director	-
Wing Wa Chan(4)	54	Executive Director	-
Marisa Yuen Man Kwok (4)	50	Executive Director	-
Gary Ding Man Chow (4)	44	Executive Director	-
Tom Kee Sun Chan (4)	47	Executive Director	-
Susanna Hon Hing Hui (4)	40	Executive Director	-

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

        Ms. Janet Ching Man Fung, Group Director - Operations, overseeing Sales, Marketing & Communications, and Customer Care departments of the SUNDAY group. Ms. Fung joined the SUNDAY group in 1997 as Group Director - Finance and Company Secretary. She has extensive experience in public accounting, financial consultancy and management in Hong Kong and the PRC. Prior to joining the SUNDAY group, she was the finance director of the Far East operations of Liz Claiborne Group. She holds a first class honours degree in management studies from the University of Hong Kong and is a fellow member of the Association of Chartered Certified Accountants (UK), the Hong Kong Institute of Certified Public Accountants, and a member of CPA Australia.

        Mrs. Agnes Pik Yee Tang Mak, JP, Group Director - Information Technology, joined the SUNDAY group in February 2003. Mrs. Mak has over 20 solid years of experience in information technology, with a proven track record of using IT as a tool for business growth and performance improvement, operations, and cost control in alignment with business objectives, policies and priorities. Prior to joining the SUNDAY group, Mrs. Mak was Head of IT of Mandatory Provident Fund Schemes Authority, Head IT - Asia Pacific North of British American Tobacco China and the director of MIS of The Gap (Far East) Ltd. Mrs. Mak is a distinguished fellow and past president of Hong Kong Computer Society. She is also a council member of Hong Kong Productivity Council, member of the Finance Committee of Hong Kong Housing Authority, and the IT Projects Vetting Committee and General Support Program Vetting Committee of the Innovation and Technology Fund.

        Mr. Frankie Chun Keung Wong, Group Director - Network Operations, joined the SUNDAY group in 1996. He has over 16 years experience in planning, development, engineering and operation in mobile and fixed networks. Prior to joining the SUNDAY group, Mr. Wong worked for Hutchison Telecom (Hong Kong) and was responsible for building the GSM and CDMA networks. Earlier, he was involved in a number of projects with Cable & Wireless HKT in switching, Intelligent Network, transmission and network management areas. He holds a first class honours degree in electrical & electronic engineering from the City University (London), and he is a chartered engineer, member of Institute of Electrical Engineers (UK) and The Hong Kong Institution of Engineers.

        Dr. Henry Kam Heng Wong, Group Director - New Technologies, joined the SUNDAY group in 1996 following seven years at Hutchison Telecom (Hong Kong) Ltd, where he was senior manager in the Radio Systems Engineering Department of Hutchison Telephone Company Ltd. He was involved in the building of network, the first CDMA commercial system in the world. His academic qualifications include a BSc (Hons) in computer engineering from University of Manchester, a PhD in mobile radio telecommunications from University of Southampton and an MBA from the University of Hull.

        Ms. Karen Ka Wun Cheng, Director - Customer Care, Customer Service Department. Ms. Cheng has 18 years experience in the customer service and marketing fields. Prior to joining SUNDAY, she worked for Manulife International Limited as Senior Manager of Customer Relationship Management. Previously, Ms. Cheng was the General Manager of CRM Project Management and the General Manager of Mobile Commerce and Value-added Service Marketing at CSL. She also served as Head of Direct Banking of Citic Ka Wah Bank and Assistant General Manager of Customer Service at Pacific Link Communications. She holds an MSc. in Electronic Commerce from The Chinese University of Hong Kong, an MBA from The Hong Kong Polytechnic University, and a BBA from Ottawa University, Kansas.

        Mr. Wai Lok Cheung, Director - Legal & Regulatory, joined the SUNDAY group in 2000. Mr. Cheung brings with him a wealth of experience in the legal and regulatory side of the telecommunications industry. Prior to joining SUNDAY, he was the general manager, legal, administration and procurement at Peoples Telephone Company. His academic qualifications include an LLB and LLM from the University of Wolverhampton, an MBA from Leicester University and Honours Diploma in Company Secretaryship and Administration from Lingnan University. Mr. Cheung is an associate of The Institute of Chartered Secretaries and Administrators UK and the Hong Kong Institute of Company Secretaries.

        Mr. Alex Kei Tung Kun, Director - New Technologies, joined the SUNDAY group in 1999. Mr. Kun is responsible for data products and services development and implementation, including content aggregation, strategic product and service planning, as well as project management and deployment. Prior to joining SUNDAY, Mr. Kun was the business development director of Next Media Interactive, Next Media Group. He holds a BSc in Computer Information Systems from Eastern Washington University and is a council member of the Hong Kong Wireless Technology Industry Association Limited.

        Ms. Jady Yuk Ming Leung, Director - Sales, joined the SUNDAY group in 2004. She has over 20 years of working experience in marketing, sales, customer services and business management profession with over 12 years specifically in the telecommunications industry. Before joining the SUNDAY group, Ms. Leung was the chief operating officer of Star Telecom Limited, and has extensive experience gained from various network operators such as Peoples and New World. Her wide range of experience includes the launching and operations of various telecommunications services ranging from paging, fixed network, cable TV and mobility services to the wholesaling and distribution of telecom products. She holds a Bachelor degree of Business Administration from the Chinese University of Hong Kong.

        Mr. Raymond Wai Man Mak, Director - Finance and Company Secretary, joined the SUNDAY group in 1999. Mr. Mak has extensive financial management, auditing and business consulting experience in Hong Kong and China. Prior to joining the SUNDAY group, he was an audit manager at the Hong Kong Jockey Club and an experienced manager at an international audit firm. He holds an MBA from the University of Warwick, and is an associate member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants (UK).

        Ms. Pauline Poh Gaik Ooi, Director - Internal Audit, joined the SUNDAY group in 2001. She has over 15 years of experience in audit and business development in the Asia-Pacific region. Prior to joining SUNDAY, Ms. Ooi was a manager of the internal audit team at PCCW responsible for a wide variety of audit related assignments, fraud and ad hoc investigations and special review projects. Ms. Ooi started her early career in the accounting firms in Deloitte Touche Tohmatsu and PricewaterhouseCoopers. She holds a Bachelor degree, majoring in Accounting & Information Systems, from the University of New South Wales in Australia and is a member of CPA Australia and the Hong Kong Institute of Certified Public Accountants.

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

Item 9. THE OFFER AND LISTING

MARKETS

Market Price Information - Ordinary Shares

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

Market Price Information - American Depositary Shares (ADSs)

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

        For a discussion on exchange rate information relating to Hong Kong dollars, see "Item 3. Key Information - Selected Financial Data - Exchange Rate Information" in this Annual Report.

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

Item 18. FINANCIAL STATEMENTS

See pages F-1 through F-47 incorporated herein by reference.

Item 19. EXHIBITS

1.1****	Memorandum and Articles of Association of the Registrant (as amended).
1.2*	Certificate of Incorporation of the Registrant.
2.1*	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary bank, and holders and beneficial holders of the American depositary shares.
2.2*	Form of American depositary receipt evidencing American depositary shares.
2.3*	Specimen certificate of the Ordinary Shares.
4.1*	Rules of the Share Option Scheme adopted on March 1, 2000.
4.2**	Rules of the Share Option Scheme, adopted on May 22, 2002.
4.3**	Mobile Carrier License dated as of October 22, 2001 issued by the Telecommunications Authority to SUNDAY 3G (Hong Kong) Limited.
4.4***†	Turn Key Contract for the Supply and Installation of a Mobile Communications Network and Associated Services between Huawei Tech. Investment Co., Limited and Mandarin Communications Limited dated as of May 13, 2004.
4.5***†	Facility Agreement dated as of May 13, 2004 among Mandarin Communications Limited as Borrower, SUNDAY Communications Limited as Guarantor and Huawei Tech. Investment Co., Limited as the Original Lender.
4.6***†	Subcontract Agreement dated as of May 13, 2004 among Huawei Tech. Investment Co., Limited as Contractor and Mandarin Communications Limited as Subcontractor.
4.7****†	Amendment and Restatement Agreement dated as of November 15, 2004 among Mandarin Communications Limited, SUNDAY Communications Limited as Guarantor, Huawei Tech. Investment Co., Limited as the Original Lender and JPMorgan Chase Bank, N.A. as agent of the Finance Parties.
4.8****†	Supplemental Agreement to the Supply Contract dated as of November 15, 2004 between Huawei Tech Investment Co., Limited as Contractor and Mandarin Communications Limited as Buyer.
4.9****†	Supplemental Agreement to the Subcontract dated as of November 15, 2004 between Huawei Tech. Investment Co., Limited as Contractor and Mandarin Communications Limited as Subcontractor.
8.1****	Subsidiaries of the Registrant.
12.1****	Certification of Group Managing Director.
12.2****	Certification of Director - Finance.
13.1****	Certification of Group Managing Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2****	Certification of Director - Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1****	Certification of Group Managing Director to this Amendment No. 1
15.2****	Certification of Director - Finance to this Amendment No. 1

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

Date: July 6, 2005

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

On June 22, 2005, the sales were completed. Following the consummation of the sales, PCCW Mobile Holding No.2 Limited ("PCCW Mobile"), a wholly-owned subsidiary of PCCW, together with persons acting in concert beneficially own an aggregate of 1,790,134,000 shares of the Company, representing approximately 59.87% of the issued share capital. The Company accordingly became a subsidiary of PCCW.

Under the Hong Kong Code of Takeovers and Mergers (the "Takeovers Code"), PCCW Mobile is required to make a mandatory unconditional cash offer of HK$0.65 per share (the "Offer") to the remaining existing shareholders of the Company. PCCW Mobile will also make an offer or proposal to the holders of the Company's outstanding share options.

A composite offer document will be issued jointly by or on behalf of PCCW Mobile and the Company to all shareholders of the Company, containing the terms and conditions of the Offer and the forms of acceptance and transfer on or around July 8, 2005. If PCCW Mobile acquires not less than 90% of the outstanding shares, PCCW Mobile intends to consider availing itself of the powers of compulsory acquisition of the remaining shares that PCCW Mobile does not then own.

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