Form 20-F
period 2005-12-31
SUNDAY COMMUNICATIONS LTD
filed 2006-05-11
CIK 1106952

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 20-F

 ☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
Commission file number: 333-11470

SUNDAY Communications Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

39th Floor, PCCW Tower
TaiKoo Place
979 King’s Road, Quarry Bay
Hong Kong
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares, each representing 100 Ordinary Shares, par value HK$0.10 per share
Ordinary Shares, par value of HK$0.10 per share.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class	Number outstanding as of December 31, 2005
Ordinary Shares, par value HK$0.10 per share	2,990,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

□ Yes                ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

□ Yes                ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

 ☒ Yes                 □ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

□ Large accelerated filer                 ☒ Accelerated filer                 □ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:

□ Item 17                 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

□ Yes                 ☒ No

i

ii

GENERAL INFORMATION

Except as otherwise required by the context, references in this Annual Report to “SUNDAY”, “Company”, “registrant”, “us” or “we” refer to SUNDAY Communications Limited.  The term “SUNDAY Group” refers to SUNDAY and its subsidiaries.  The term “you” refers to holders of our ordinary shares, par value HK$0.10 per share, or the shares, or of American Depositary Shares, or ADSs, representing the shares. The term “Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China, or the PRC. The term “PCCW” refers to PCCW Limited, which indirectly holds 79.35% of our shares.  The term “PCCW Group” refers to PCCW and its subsidiaries but excluding the SUNDAY Group. See “Appendix A - Glossary of Technical Terms” for definitions of technical terms used in this Annual Report.

We publish our financial statements in Hong Kong dollars. In this Annual Report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “US dollars” or “US$” are to the currency of the United States of America, or U.S.

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

These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•

the risks of implementing our new business model;

•

the risks of intense competition in the mobile market, the funding and development of our 3G business, and the restrictions on business dealings between the SUNDAY Group and the PCCW Group, which are subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or SEHK;

•

the risks associated with being controlled by PCCW;

•

the risks associated with our substantial debt;

•

the risks associated with offering 3G services; and

•

the other risks factors set out in the “Risk Factors” section of this Annual Report.

Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as of the date of this Annual Report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

3.A SELECTED FINANCIAL DATA

The selected financial data as of December 31, 2004 and 2005 and for each of the three years ended December 31, 2003, 2004 and 2005 are derived from and should be read with our audited consolidated financial statements, including the notes to the audited consolidated financial statements, included in this Annual Report beginning on page F-1. We derived the selected financial data as of December 31, 2001, 2002 and 2003 and for each of the two years ended December 31, 2001 and 2002 from our audited consolidated financial statements, which are not included in this Annual Report.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in Hong Kong, or HK GAAP, which differ in some material respects from generally accepted accounting principles in the United States of America, or US GAAP. For a discussion of relevant differences between HK GAAP and US GAAP, see note 28 to our audited consolidated financial statements.

	Year Ended December 31,
	2001	2002	2003	2004	2005
	HK$	HK$	(Restated) HK$	(Restated) HK$	HK$
	(in millions, except for number of shares and per share data)
Consolidated income statement data:
HK GAAP:(1)
Operating revenues:
Mobile services	1,165.4	1,217.7	1,150.6	1,031.7	993.4
Sales of mobile phones and accessories	242.9	115.3	109.4	126.9	166.0
Other services(2)	14.1	9.7	—	—	—
Total operating revenues	1,422.4	1,342.7	1,260.0	1,158.6	1,159.4
Costs of sales and services:
Cost of services(2) (3)	(224.2)	(221.1)	(196.7)	(212.6)	(237.0)
Cost of sales of mobile phones and accessories	(245.0)	(113.4)	(133.3)	(143.9)	(198.5)
Gross profit	953.2	1,008.2	930.0	802.1	723.9
Other revenues	2.6	1.9	4.6	3.1	4.7
Operating expenses(4)	(1,119.0)	(1,052.8)	(844.8)	(774.4)	(884.2)
(Loss)/profit from operations	(163.2)	(42.7)	89.8	30.8	(155.6)
Interest income	21.6	3.5	2.5	0.2	0.7
Finance costs	(70.1)	(59.5)	(52.8)	(26.3)	(42.1)
Share of loss from a joint venture	—	(18.6)	(4.4)	(0.3)	—
(Loss)/profit attributable to shareholders	(211.7)	(117.3)	35.1	4.4	(197.0)
Number of shares used to calculate (loss)/earnings per share (in thousands)	2,990,000	2,990,000	2,990,000	2,990,000	2,990,000
Basic (loss)/earnings per share (in cents)	(7.1)	(3.9)	1.2	0.1	(6.6)

(1)

The Hong Kong Institute of Certified Public Accountants, or the HKICPA, has issued a number of new and revised Hong Kong Financial Reporting Standards, or HKFRSs, that became effective or have been available for early adoption for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new and/or revised HKFRSs is provided in note 2 to our audited consolidated financial statements. Figures for 2003 and 2004 have been adjusted for these new and/or revised policies in accordance with the transitional provisions.

(2)

Other services include our “SUNDAY 1622” retail international long distance calling service business.

(3)

Cost of services consists of cost of mobile services and cost of other services, including the SUNDAY 1622 services.

(4)

Operating expenses consist of network costs, depreciation, rent and related costs, salaries and related costs, advertising, promotion and other selling costs, amortization expense and other operating expenses.

	Year Ended December 31,
	2001	2002	2003	2004	2005
	HK$	HK$	HK$	HK$	HK$
	(in millions, except for number of shares and ADS, per share and per ADS data)
Consolidated income statement data:
US GAAP:
Operating revenues:
Mobile services	1,155.0	1,215.8	1,160.7	1,033.7	993.5
Sales of mobile phones and accessories	242.9	115.3	109.4	126.9	166.0
Other services(1)	14.1	9.7	—	—	—
Total operating revenues	1,412.0	1,340.8	1,270.1	1,160.6	1,159.5
Costs of sales and services (excluding depreciation):
Cost of services(1) (2)	(548.3)	(547.7)	(465.3)	(471.3)	(566.2)
Cost of sales of mobile phones and accessories	(245.0)	(113.4)	(133.3)	(143.9)	(198.5)
Gross profit	618.7	679.7	671.5	545.4	394.8
Other revenues	2.6	1.9	4.6	3.1	4.7
Operating expenses(3)	(798.7)	(726.0)	(582.9)	(514.5)	(558.0)
(Loss)/profit from operations	(177.4)	(44.4)	93.2	34.0	(158.5)
Interest income	21.6	3.5	2.5	0.2	0.7
Finance costs	(70.1)	(59.5)	(52.8)	(26.3)	(42.1)
Share of loss from a joint venture	—	(18.6)	(4.4)	(0.3)	—
(Loss)/profit attributable to shareholders	(225.9)	(119.0)	38.5	7.6	(199.9)
Number of shares used to calculate (loss)/earnings per share (in thousands)	2,990,000	2,990,000	2,990,000	2,990,000	2,990,000
Number of ADSs used to calculate (loss)/earnings per ADS (in thousands)(4)	29,900	29,900	29,900	29,900	29,900
Basic (loss)/earnings per share (in cents)(4)	(7.6)	(4.0)	1.3	0.3	(6.7)
Basic (loss)/earnings per ADS (in dollars) (4)	(7.6)	(4.0)	1.3	0.3	(6.7)

(1)

Other services include our “SUNDAY 1622” retail international long distance calling service business.

(2)

Cost of services consists of cost of mobile services and cost of other services, including the SUNDAY 1622 services.

(3)

Operating expenses consist of depreciation, rent and related costs, salaries and related costs, advertising, promotion and other selling costs and other operating expenses.

(4)

Basic (loss)/earnings per share amounts for each of the four years ended December 31, 2002, 2003, 2004 and 2005 have been calculated based on the 2,990,000,000 shares in issue during the year.  The ADS to share ratio was changed from 1:30 to 1:100 in July 2002.  The comparative basic loss per ADS amount for the year ended December 31, 2001 has been restated based on the new ADS to share ratio to conform with the 2002 presentation.

	As of December 31,
	2001	2002	2003	2004	2005
	(Restated) HK$	(Restated) HK$	(Restated) HK$	(Restated) HK$	HK$
	(in millions)
Consolidated balance sheet data:
HK GAAP: (1)
Total assets	1,936.2	1,810.9	1,740.7	2,171.3	2,684.8
Total liabilities	1,148.2	1,140.2	1,034.8	1,461.1	2,171.5
Shareholders’ equity	788.0	670.7	705.9	710.2	513.3

(1)

The HKICPA has issued a number of new and revised HKFRSs that became effective or have been available for early adoption for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new and/or revised HKFRSs is provided in note 2 to our audited consolidated financial statements. Figures for 2001, 2002, 2003 and 2004 have been adjusted for these new and/or revised policies in accordance with the transitional provisions.

	As of December 31,
	2001	2002	2003	2004	2005
	HK$	HK$	HK$	HK$	HK$
	(in millions)
Consolidated balance sheet data:
US GAAP:
Total assets	2,049.4	1,810.9	1,732.7	2,164.5	2,675.0
Total liabilities	1,271.8	1,152.4	1,036.9	1,461.2	2,171.5
Shareholders’ equity	777.6	658.5	695.8	703.3	503.5

Exchange Rate Information

The Basic Law of Hong Kong provides that no foreign exchange control policies will be applied in Hong Kong and that the Hong Kong dollar will be freely convertible. During the Asian regional economic crisis in 1998, however, the Hong Kong Government intervened on several occasions in the foreign exchange market by purchasing Hong Kong dollars and selling US dollars to support the value of the Hong Kong dollar.

The market exchange rate of the Hong Kong dollar against the US dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, from October 17, 1983 to May 18, 2005, the Hong Kong dollar was linked to the US dollar such that it was not allowed to appreciate above the rate of HK$7.80 to US$1.00. The central element in the arrangements that gave effect to this link was an agreement between the Hong Kong Government (through the Hong Kong Monetary Authority, or HKMA) and the three Hong Kong banks that are authorized to issue Hong Kong currency in the form of banknotes. Since May 18, 2005, pursuant to two convertibility undertakings, the HKMA undertakes to buy US dollars from licensed banks at the rate of HK$7.75 to US$1.00 if the market exchange rate for HK dollars is higher than such rate and to sell US dollars at HK$7.85 to US$1.00 if the market exchange rate for HK dollars is lower than such rate. If the market exchange rate is between HK$7.75 and HK$7.85 to US$1.00, the HKMA may choose to conduct market operations with the aim of promoting the smooth functioning of the money market and the foreign exchange market. As a result, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00. The exchange rates set forth below between the Hong Kong dollar and the US dollar (in HK$ per US$) are based on the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York. On April 28, 2006, the exchange rate was HK$7.7529 per US$1.00. Unless otherwise indicated, the translation of Hong Kong dollars into US dollars has been made at the rate of HK$7.80 to US$1.00.

The following table sets out the high and low exchange rates in effect for each of the months indicated:

	Exchange Rates
	High	Low
	(HK$ per US$1.00)
November 2005	7.7570	7.7514
December 2005	7.7548	7.7516
January 2006	7.7571	7.7506
February 2006	7.7618	7.7564
March 2006	7.7620	7.7570
April 2006	7.7598	7.7529

The following table sets forth the average exchange rates calculated by using the average of the exchange rates on the last day of each month for each of the years indicated:

Year ended December 31,	Average Exchange Rate
(HK$ per US$1.00)
2001	7.7996
2002	7.7996
2003	7.7864
2004	7.7899
2005	7.7755

3.B CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D RISK FACTORS

Any potential investor should carefully consider the following risk factors, together with all of the other information contained in this Annual Report, before making an investment decision. These risk factors could cause our future results to differ materially from those expressed or implied in any forward-looking statements. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also harm our business. The trading price of our shares could decline due to any, some or all of these risks or other factors, and investors may lose all or part of their investment.

Risks Relating to Our Businesses and Operations

We have recently adopted a new business model and there is no guarantee it will be successful.

Following the acquisition of 79.35% of our shares by PCCW Mobile Holding No. 2 Limited, or PCCW Mobile, an indirect wholly-owned subsidiary of PCCW, we undertook a review of the options available to us in the intensely competitive mobile telecommunications market in Hong Kong.  We determined that to be successful with our 3G investments, we would need a relatively rapid adoption of 3G services by customers.  Given that 3G technology has been difficult to stabilize, suitably attractive handsets for customers have been slow to emerge, and generally, the previously held assumptions about the 3G market’s development have proven to be overly optimistic not only in Hong Kong but globally, we have decided to leverage the PCCW Group’s premier position to develop a more robust business model in future.

Under our new business model, which we began implementing in late April 2006, the sale of 3G product offerings to consumer and commercial customers and 2G services to commercial customers are undertaken by us in conjunction with the PCCW Group.  We are continuing with our existing 2G business, selling our 2G product offerings directly to our existing target market, which consists principally of retail consumer customers.  We have also commenced a new line of business being the wholesale of 2G product offerings to the PCCW Group for resale to its substantial commercial customer base, to support the PCCW Group’s 3G product offerings, and for bundling with various other telecommunications products and services of the PCCW Group.  We have also commenced another new line of business acting principally as a wholesaler of 3G products to the PCCW Group, with the PCCW Group reselling those 3G products, improved with content acquired by the PCCW Group, directly to customers. These arrangements are expected to facilitate the rapid growth of two new lines of business for us and to enable us to access the substantial commercial customer base of the PCCW Group, a market sector in which we have historically been largely inactive, and to access the wide range of content which is available to the PCCW Group.  The PCCW Group is bearing the costs of launching a 3G product offering, which are substantial and otherwise would be prohibitive for us having regard to our current financial position.  The PCCW Group’s product offerings are positioned in the market as premium products with advanced functionality and other features which integrate with the PCCW Group’s existing wide range of telecommunications and media products and services.  The PCCW Group is not offering 2G products to the retail consumer market, except to the extent that a customer requests a subsidiary 2G product to support the principal PCCW Group 3G product, or for bundling with other products and services of the PCCW Group such as fixed line products and services and now TV. There is no guarantee that retail consumer and commercial customers will acquire PCCW’s 3G product offerings, which would affect the profitability of our 3G wholesale business, nor that commercial customers of the PCCW Group will acquire 2G product offerings from the PCCW Group, which would affect the profitability of our 2G wholesale business. Additionally, there is no guarantee that the services outsourced to the PCCW Group under this new business model or the general integration with the PCCW Group will be effective.  See “Item 4. Information on the Company — 4.A. History and Development — Business Development” and “Item 7. Major Shareholders and Related Party Transactions — 7.B. Related Party Transactions”.  Should we be unable to successfully implement this new business model, our results of operations could be adversely affected.

Both we and PCCW are companies subject to the Rules Governing the Listing of Securities on the SEHK, or the SEHK Listing Rules.  These rules require that certain significant transactions between a listed issuer and its connected persons, such as us and our parent company, be subject to disclosure and independent shareholders’ approval. On April 26, 2006, an extraordinary general meeting of the Company was held to approve transactions to implement our new business model, the detailed arrangements of which were made public.  Unless connected transactions such as the arrangements underlying the new business model are approved by a majority of our independent shareholders, we may not be able to implement such arrangements, which could have material adverse effects on our business strategy and our operations. Additionally, as the detailed arrangements between PCCW and us are made public, including to our competitors, the effect on the competitiveness of our business cannot be accurately predicted.

We operate in the intensely competitive Hong Kong mobile telecommunications market.

The Hong Kong mobile telecommunications market is intensely competitive with six operators providing 2G networks and four operators licensed to provide 3G networks.  Hong Kong is one of the most saturated mobile telecommunications markets in the world, and only recently has some consolidation in the market commenced.  Prior to our acquisition by the PCCW Group, we had established a modest 2G business and had been investing to extend our range of services to encompass 3G services.  Nonetheless, we were the smallest of all the mobile operators in Hong Kong, with a market share of less than 10%, primarily limited to retail consumers. To successfully compete with the other competitors in the market, and in particular with our 3G investments, we would need a relatively rapid adoption of 3G services by customers, a broader customer base, and increased funding to develop the 3G business.  If intense competition in the market continues, or if we are not successful in strengthening our customer base and growing our mobile business or if there are insufficient funds available to finance the 3G business, our results of operations may be adversely affected.

Our 3G competitors have launched their 3G services and have offered very substantial handset subsidies and attractive price promotions to attract new customers and to migrate existing 2G customers to 3G customers. We launched our trial 3G data card service in June 2005 and, in conjunction with the PCCW Group, trial-launched 3G services to selected customers of the PCCW Group in January 2006. We face severe market competition in the 3G marketplace, and we expect that competition will continue to be intense as a result of the possible entry of new competitors on a mobile virtual network operator, or MVNO, resale or even facilities basis, consolidation of market leaders, possible unfavorable decisions in the Commerce, Industry and Telecommunications Bureau’s spectrum policy review and the fixed mobile convergence consultation of the Office of the Telecommunications Authority, or OFTA, and the rapid development of new technologies, products and services. See “– Potential new regulatory decisions could adversely affect our business”. There has recently been some consolidation in the mobile telecommunications market in Hong Kong, such as the  acquisition of China Resources Peoples Telephone Company Limited, or Peoples Telephone, a competitor of ours, by China Mobile (Hong Kong) Limited, or China Mobile, in 2005, and the merger of Hong Kong CSL Limited, or Hong Kong CSL, and New World PCS Limited, or New World, which the Telecommunications Authority, or the TA, approved in March 2006.  These trends and events may create additional pressure on our roaming revenues, which in turn could adversely affect our results of operations. Further business combinations and alliances in the telecommunications industry may create significant new competitors and could harm our business and results of operations. Our ability to compete successfully, particularly with respect to our 3G investments, will depend on the speed of adoption of 3G services by customers, our ability to fund the development of our 3G business and our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in customer preferences, economic conditions and discount pricing strategies by competitors. If we are not successful in doing these things, our results of operations may be adversely affected.

We are currently controlled by the PCCW Group, which may take actions that are not in, or may conflict with, your interests.

As of December 31, 2005, PCCW through PCCW Mobile owned approximately 79.35% of our shares. As a consequence, the PCCW Group is able to influence our business through its ability to control actions that require majority shareholders’ approval, including the appointment of directors and the approval of certain corporate transactions, and through its ability to control actions that require majority board approval. The PCCW Group is not obliged to provide us with financial support or to exercise its rights as a shareholder in our best interests or the interests of minority shareholders. Further, while the PCCW Group has indicated that it views our existing core business of developing and providing wireless communications and data services in Hong Kong as complementary to its own service offerings in Hong Kong, no assurances can be made that the PCCW Group will not pursue strategies that might bring it in conflict with us or that the PCCW Group will not engage in activities that conflict with our interests. Further, we cannot assure you that the PCCW Group will not take steps to further change our business direction, replace our management, dispose of our assets and equipment or take any other steps that may have a material adverse impact on our business operations.  In addition, if the PCCW Group sells or is perceived as intending to sell a substantial portion of its holdings in our shares, the market prices for our shares and ADSs could be adversely affected.

We may have insufficient cash flow to meet our substantial debt service obligations and business development requirements.

As of December 31, 2005, we have shareholder loans from the PCCW Group of approximately HK$1,203.8 million, a major part of which was used to replace our previous funding arrangements with Huawei Tech. Investment Co., Limited, or Huawei.  Therefore, our debt repayment obligations are, and will continue to be, substantial and will require us to dedicate a substantial portion of our cash flow to pay principal and interest. Our debt service requirements will consume cash that might otherwise be available to develop and expand our business, maintain and upgrade our 2G and 3G networks and market our new and existing products.  Our cash flow is, in large part, generated from operations. We experienced a substantial decrease in net profit from HK$35.1 million in 2003 to HK$4.4 million in 2004, and in 2005, we recorded a net loss of HK$197.0 million. We will need to continually expend capital to maintain and upgrade our network, develop new business lines, and market existing and new services. On October 22, 2001, we were awarded a 3G license from the TA, for which the minimum annual fees aggregate to approximately HK$1,306.8 million, payable over the 15-year license period. We are also required to provide a rolling performance bond to the TA covering the next five years’ minimum annual fees. Details of such requirements are set out in “Item 4. Information on the Company – 4.B. Business Overview – Regulation”. We expect that capital expenditure and other operating expenses relating to our 3G network will be significant.  We cannot give you any assurance that our operating cash flow will improve sufficiently to meet our debt service obligations and business development requirements.

We cannot guarantee that the PCCW Group will provide additional funding beyond the shareholder loans already committed or that we will be able to obtain other financing on favorable terms or at all for our future expected capital commitments and expenditures. If we cannot raise sufficient additional funds on commercially acceptable terms, we may need to delay or abandon some of our development and expansion plans or otherwise forego market opportunities.

Our high level of debt could also have material adverse consequences, including limiting our flexibility in reacting and taking advantage of developments and opportunities in the industry and our business, and placing us at a competitive disadvantage to our competitors that have less debt.

We are exposed to interest rate risk.

As of December 31, 2005, all of our outstanding debt bears interest at a floating rate. As a result, any significant increase in interest rates would adversely affect our financial condition and results of operations.

We cannot assure you that our 3G services will be successful, or that we will be successful in developing the 3G services as currently required by our 3G license or the quality and levels of 3G services currently planned.

We were awarded one of Hong Kong’s four 3G licenses in October 2001. Our 3G license currently requires that our 3G network and services will cover at least 50% of the population of Hong Kong by the end of 2006. Under our new business model, we have decided to pursue new business opportunities in 3G by leveraging the PCCW Group’s position.

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

•

our competitors will not offer similar services at lower prices; or

•

changes in the Hong Kong Government’s policies, rules, regulations or practices will not affect our network rollout or our business operations.

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

We rely on third-party vendors with respect to many aspects of the supply, development and operation of our mobile network. The principal suppliers of our 2G and 3G radio and switching infrastructure and equipment are Nortel Networks (Asia) Limited, or Nortel, and Huawei, respectively. The principal suppliers of our mobile phones and accessories are Nokia, Sony Ericsson and Motorola, which collectively accounted for 84% of the mobile phones supplied to us in 2005. We expect that this trend will continue in 2006. Failure by any of these or other suppliers to provide equipment, software and services in accordance with specifications and in a timely manner could materially adversely affect our operations and business prospects and increase our costs.

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

We may need to expand and adapt our billing and credit control systems to capture revenue streams as our businesses continue to grow.  We recently began implementation of a new billing system, which will be implemented in phases, to support the launch of our 3G services and customer activation.  Under our new business model, which we began implementing in late April 2006, we have outsourced billing management to the PCCW Group.  Failure to successfully implement or outsource our new billing system, or expand and adapt our billing and credit systems in the future could adversely affect our business, prospects, financial condition and results of operations.

The risk of dilution of your interests in SUNDAY or of loss of liquidity.

PCCW has currently obtained a waiver from the SEHK from the requirement of maintaining a public float of 25% which expires on June 7, 2006.  There is no guarantee that this waiver will be extended.  For so long as less than 25% of our shares are held by the public, the SEHK will monitor closely all trading in our shares to avoid a false market in the shares and may suspend trading in our shares if there is any unusual price movement, which would result in a significant decrease in the liquidity of your shares.  Additionally, in order to satisfy the public float requirement, we may conduct a placing of new shares, which could dilute your current interests in SUNDAY. Furthermore, PCCW Mobile unsuccessfully sought to privatize SUNDAY in December 2005 and we cannot guarantee you that it will not seek to privatize SUNDAY again.

Our shareholders may face difficulties in protecting their interests under the laws of the Cayman Islands or Hong Kong.

Our corporate affairs are governed by our Memorandum and Articles of Association and by the Companies Law (Revised) of the Cayman Islands and the common law of the Cayman Islands. The laws of the Cayman Islands relating to the protection of the interests of minority shareholders and to the fiduciary responsibilities of directors may differ from the laws in certain jurisdictions in the United States and the corresponding remedies available to such shareholders may differ accordingly. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders, including the right to bring derivative actions, and the fiduciary responsibilities of our directors under Cayman Islands and Hong Kong law may not be as clearly established as under statutes or judicial precedent in existence in certain jurisdictions in the United States.  For further information on Cayman Islands law relating to protection of minority shareholders, see “Item 10. Additional Information – 10.B. Memorandum and Articles of Association – Protection of Minorities”. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The regime for business combinations and similar transactions in the Cayman Islands is also different from that in the United States.  Therefore, our public shareholders may have more difficulty in protecting their interests in the face of business combinations or other actions by our directors, management or controlling shareholders than would shareholders of a corporation incorporated in certain jurisdictions in the United States.

All of our directors and senior management and our major shareholders reside outside the United States. Also, all or most of our assets are located outside the United States. As a result, you may not be able to:

•

effect service of process upon us or these persons within the United States; or

•

enforce against us or these persons, judgments obtained in the U.S. courts. These judgments include judgments relating to the federal securities laws of the United States.

There is doubt as to whether Hong Kong courts or Cayman Islands courts will enforce judgments of U.S. courts, based only upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state of the United States.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

The U.S. Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. Unless we qualify for a one year extension, these requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

•

our ability to introduce, develop and deliver products and services that meet customer requirements in a timely manner; abnormally high marketing expenses associated with new services; and

•

general economic conditions in Hong Kong and elsewhere in Asia.

Due to the foregoing factors, we believe that period-to-period comparisons of our operating results are not a good indication of our future performance and should not be relied upon. It is possible that our operating results in some periods will be below the expectations of public market analysts and investors. In this event, the prices of our shares and ADSs may decline, perhaps significantly more in percentage terms than the decline in operating results.

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

Allegations that serious health risks have resulted from the use of mobile phones have adversely affected the share prices of certain mobile communications companies in the United States in the past. The actual or perceived risk of using mobile phones or any related litigation could adversely affect us through reduced subscriber growth or a reduction in the number of subscribers or usage per subscriber. In addition, we could be subject to liability or incur significant costs defending lawsuits brought by our subscribers or other parties who claim to have been harmed by or as a result of our services.

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

Until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of such businesses in general and our subscriber base and revenues from wireless data services in particular. We may also be required to spend substantial resources or discontinue certain services or content offerings, which could adversely affect our operating results, financial condition, business or prospects.

We may be held liable for information retrieved from or sent through our Internet website.

Since our mobile communications and data services can be used to download and distribute information to others, there is a risk that we may face claims for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of such material. Our insurance may not cover potential claims of this type, or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by our insurance or is in excess of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition.

Regulatory, Economic and Political Risks

We are in a highly regulated business and we require licenses from the TA, without which we would be unable to operate.

We are subject to the rules and regulations of the TA, which regulates the telecommunications industry in Hong Kong, and OFTA, which assists the TA in enforcing and administering the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong), or the Telecommunications Ordinance. The TA’s authority includes regulating and licensing telecommunications facilities and managing the radio frequency spectrum. If the TA determines that we have violated Hong Kong’s telecommunications laws or regulations or the conditions of our licenses, the TA has the power to suspend or cancel our licenses or take other action against us. We are also subject to various other rules, laws and ordinances applicable to companies operating in Hong Kong, including, for example, laws relating to obscenity and privacy. If we are found to be in violation of these laws, we may face judgments or penalties. In addition, our licenses have fixed duration, and we may not be granted renewals. The Chief Executive in Executive Council may also cancel or suspend licenses if he considers it in the public interest to do so. Furthermore, if the TA changes its existing telecommunications regulations or policies such as those governing interconnection or competition, our results of operations, our financial condition, business and prospects could be adversely affected.

If we are found to be in violation of our license conditions or any applicable laws or regulations enacted in the future, our business may be severely affected. See “Item 4. Information on the Company – 4.B. Business Overview – Regulation”.

Potential new regulatory decisions could adversely affect our business.

Fixed mobile convergence.

The current regulatory framework in Hong Kong for fixed mobile interconnection is one of “mobile party network pays”, which essentially means that the mobile operator pays the fixed network operator for sending its traffic to the fixed network operator, and also pays the fixed network operator for receiving traffic from the fixed network operator.  The practice elsewhere is generally for the originating network of traffic to pay the terminating network of traffic.  OFTA has indicated that it will conduct a consultation on this issue which is expected to begin in mid 2006.  It has retained a consultant to assist it in this proceeding.  The outcome of such consultation and any resulting changes to the current interconnection regime may adversely affect our business, results of operations or financial condition.

Spectrum Policy Review.

In late 2004, the Commerce, Industry and Telecommunications Bureau indicated that the Hong Kong Government intended to review its spectrum policies in line with similar reviews undertaken in other markets.  In addition to spectrum assignments, the review would be expected to address spectrum usage and trading, auctions, interference management and other issues.  Depending on the outcome of this review, spectrum could be assigned, obtained, used and traded in a manner which could adversely affect our competitive position, revenues and margins.

The state of Hong Kong’s economy may affect our performance and financial condition.

We generate substantially all of our revenue from operations in Hong Kong. Our future performance will depend in large part on Hong Kong’s future economic growth. Adverse developments in Hong Kong’s economy or in political or social conditions in Hong Kong may have an adverse effect on our number of subscribers, usage per subscriber and results of operations. In addition, a deterioration of economic, political or social conditions in Hong Kong could have an adverse effect on the prices of our shares and the ADSs. The Hong Kong economy has experienced considerable volatility since the second half of 1997.

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

Substantially all of our revenues, expenses, assets and liabilities are denominated in Hong Kong dollars. However, we may also incur significant expenses and liabilities in US dollars from time to time, mainly in connection with financing our capital expenditure and purchases of mobile phones. As a result, we could be exposed to adverse effects of exchange rate fluctuations, particularly against the US dollar. Significant fluctuations in the US dollar to Hong Kong dollar exchange rate would likely have an adverse effect on our operating results and financial condition.

The Basic Law of Hong Kong provides that the Hong Kong dollar is to remain the legal tender in Hong Kong after July 1, 1997. The Basic Law also provides that no foreign exchange control policies will be applied in Hong Kong and that the Hong Kong dollar is to be freely convertible. During the Asian regional economic crisis in 1998, however, the Hong Kong Government intervened on several occasions in the foreign exchange market by purchasing Hong Kong dollars and selling US dollars to support the value of the Hong Kong dollar.While the Hong Kong Government has continued to support a pegged value which was historically capped at a rate of HK$7.80 = US$1.00 and was recently revised to a trading band of HK$7.75 to HK$7.85 = US$1.00, we cannot assure you that these policies will not change.

An outbreak of bird flu, or H5N1, or a recurrence of severe acute respiratory syndrome, or SARS, or other similar outbreaks in the PRC, Hong Kong or certain other Asian countries, may adversely affect our business, results of operations and financial condition.

There have been recent reports of outbreaks of a highly pathogenic bird flu caused by the H5N1 virus in certain regions of Asia, Europe and Africa, with human casualties reported in countries such as Azerbaijan, Cambodia, Egypt, Indonesia, Iraq, the PRC, Thailand, Turkey and Vietnam.  In the first half of 2003, the PRC, Hong Kong, Taiwan, Singapore and certain other Asian countries encountered an outbreak of SARS, a highly contagious form of atypical pneumonia. In April 2004, there were several confirmed cases of SARS in Beijing.  An outbreak of bird flu, or the recurrence of the SARS outbreak, or other similar outbreaks in the PRC, Hong Kong or certain other Asian countries may adversely affect our ability to conduct business development, in particular, in Asia. A recurrence or any similar outbreak may have an adverse effect on our customers and the demand for our products and services due to a general slowdown of the economy and their prolonged effects may have a material adverse impact on our business, results of operations and financial condition.

Hong Kong’s relationship with the rest of the PRC is unpredictable and could disrupt our business.

Hong Kong is a special administrative region of the PRC with its own government. Hong Kong enjoys a high degree of autonomy from the PRC under the principle of “one country, two systems.” However, there can be no assurance that our financial condition and results of operations will not be adversely affected as a consequence of the exercise of the Chinese sovereignty over Hong Kong.

Almost all of our operating assets are located in Hong Kong and a majority of our turnover is derived from operations conducted in Hong Kong. As a result, our financial condition and results of operations may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy and the economies of the surrounding region, particularly the PRC.

An economic downturn could adversely affect our results of operations.

From mid-1997 to 2004, many countries in Asia experienced significant economic downturns and related financial difficulties. The decline in the value of most Asian currencies has led to many Asian companies experiencing difficulties servicing foreign currency-denominated debt and thereby defaulting on their debt payments. The economic crisis adversely affected domestic growth rates across the Asia-Pacific region. While economic conditions in many of these countries have improved, our business, results of operations and financial condition could be materially and adversely affected if there are economic downturns in these Asian or other countries in the future.

Risks Relating to the shares and the ADSs

Our shares may be deregistered under the U.S. Securities Exchange Act and our ADSs may be delisted from Nasdaq.

The SEC has announced a proposal to relax the requirements for deregistration of securities of foreign issuers such as us under the U.S. Securities Exchange Act of 1934, as amended, or the U.S. Securities Exchange Act.  The SEC is considering comments it has received on the proposal and we cannot assure you that our shares will not be deregistered under the U.S. Securities Exchange Act and our ADSs delisted from The Nasdaq National Market, or Nasdaq.  If our shares were deregistered under the U.S. Securities Exchange Act, we would no longer be subject to its periodic reporting requirements and holders of our shares or ADSs would need to rely on information we make public in Hong Kong pursuant to the requirements of the SEHK.  Delisting of our ADSs from Nasdaq would also adversely affect the liquidity of your ADSs.

Like other companies in the telecommunications industries, our stock price may be volatile.

The price of our shares or ADSs may fluctuate as a result of variations in our operating results. If the trading volume of our shares or the ADSs is low, the price fluctuations may be exacerbated. Since our viability is intricately linked with technology and our businesses are to a great extent driven by technology, the price of our shares or ADSs may rise and fall in tandem with announcements of technological or competitive developments, acquisitions or strategic alliances by us, our competitors or our suppliers. The prices of our shares or ADSs, as are typical of those of companies in the high technology and telecommunications sectors, are also prone to news regarding the gain or loss of a significant customer, key personnel or sales orders, as well as changes in securities analysts’ estimates of our financial results or recommendations.

We do not have any intention of paying dividends on our shares for the foreseeable future.

Given our outstanding liabilities and commitments, we do not anticipate paying any cash dividends in the near future.

Item 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT

SUNDAY was incorporated in the Cayman Islands on November 24, 1999 as a company with limited liability under the Companies Laws (Revised) of the Cayman Islands. Our principal place of business is located at 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

Pursuant to a group reorganization completed on February 24, 2000 to rationalize the SUNDAY Group structure in preparation for the listing of our shares on the SEHK and the quotation of our ADSs on Nasdaq, SUNDAY became the holding company of the SUNDAY Group.

On March 15, 2000, we successfully completed a global offering of our shares and our shares were subsequently listed on the SEHK and our ADSs were quoted on Nasdaq.

Mandarin Communications Limited, or Mandarin, our indirect wholly-owned subsidiary, was incorporated in Hong Kong as a company with limited liability in November 1994. Mandarin holds a public radiocommunication service license, or PRS license, for personal communications service, or PCS, and is engaged in the provision of wireless communications, data services and the sales of mobile phones and accessories in Hong Kong. Mandarin is the main operating entity in the SUNDAY Group.

SUNDAY 3G (Hong Kong) Limited, or SUNDAY 3G, is wholly-owned indirectly by Mandarin and was incorporated in Hong Kong in July 1997. SUNDAY 3G holds a 3G license in Hong Kong, which was issued by the TA on October 22, 2001. SUNDAY 3G was formerly known as SUNDAY Telecommunications (Hong Kong) Limited.

SUNDAY Communications Services (Shenzhen) Limited, or SUNDAY Shenzhen, is wholly-owned by SUNDAY Holdings (China) Corporation, which itself is a direct wholly-owned subsidiary of SUNDAY incorporated in the British Virgin Islands. SUNDAY Shenzhen was established in Shenzhen, the PRC in December 2001 for providing various support services to the SUNDAY Group.

We are a developer and provider of wireless communications and data services in Hong Kong. We were granted a license in September 1996 to construct and operate a digital PCS network, and began commercial operations in September 1997 when we introduced our GSM 1800 mobile telephone services. We offer our services under the brand name “SUNDAY”. Since early 2000, we have been offering various wireless data services through which our subscribers can enjoy ringtone or logo downloads, quiz games or message dedication or participate in mobile community chat by the use of SMS or multimedia messaging services, or MMS. We were also granted a mobile carrier license in Hong Kong in October 2001 to construct and operate a 3G network. On June 12, 2005, we launched our trial 3G data card service.

Acquisition by PCCW

PCCW is a major telecommunications service provider in Hong Kong and is one of Asia’s leading integrated communications companies. PCCW is incorporated in Hong Kong and, through its group companies, engages in the provision of local, mobile and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment and the provision of computer, engineering and other technical services, mainly in Hong Kong.  PCCW also invests in and develops systems integration and technology-related businesses, and invests in and develops infrastructure and properties in Hong Kong and in the PRC.

On June 13, 2005, our former shareholder, Distacom Communications Limited, or Distacom, and its wholly-owned subsidiary, Distacom Hong Kong Limited, or Distacom HK, entered into a conditional sale and purchase agreement with PCCW, or the First Agreement, whereby PCCW agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Distacom HK agreed to sell an aggregate of 1,380,000,000 shares in SUNDAY, representing approximately 46.15% of our issued share capital, for the consideration of HK$897,000,000 in cash, being a price of HK$0.65 per share. On the same date, our former shareholder, USI Holdings Limited, or USI, and its wholly-owned subsidiary, Townhill Enterprises Limited, or Townhill, entered into a separate conditional sale and purchase agreement with PCCW, or the Second Agreement, whereby PCCW agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Townhill agreed to sell an aggregate of 410,134,000 shares, representing approximately 13.72% of our issued share capital, for the consideration of HK$266,587,100 in cash, being a price of HK$0.65 per share. Completion of the First and Second Agreements took place simultaneously on June 22, 2005.

As a result, as of June 22, 2005, PCCW, through its indirect wholly-owned subsidiary, PCCW Mobile, was interested in an aggregate of 1,790,134,000 shares, representing approximately 59.87% of our existing issued share capital.  Pursuant to the First and Second Agreements, in July 2005, certain of our directors and directors of our subsidiaries resigned from these positions and new directors were appointed by PCCW.  See “Item 6. Directors, Senior Management and Employees – 6.A. Directors and Senior Management – Directors”.

Under the Hong Kong Code on Takeovers and Mergers, PCCW Mobile was required to make a mandatory unconditional cash offer for all of our shares not already owned by PCCW Mobile.  Accordingly, PCCW Mobile made a mandatory unconditional cash offer in July 2005 for all of our issued shares, or the Offer, with an offer price of HK$0.65 per share, which is the same as the price paid by PCCW Mobile to Distacom HK and Townhill for each share purchased under the First Agreement and the Second Agreement.  After the close of the Offer on September 9, 2005, PCCW Mobile owned in aggregate 2,372,672,256 shares, representing approximately 79.35% of our existing issued share capital.

On September 27, 2005, PCCW Mobile requested our directors to put forward a proposal, or the Privatization Proposal, for our privatization by PCCW Mobile by way of a scheme of arrangement under Section 86 of the Companies Law of the Cayman Islands between us and our shareholders (other than PCCW Mobile), or the Scheme, involving the cancellation of all the shares held by our shareholders (other than PCCW Mobile), or the Scheme Shares, at a price of HK$0.65 for each Scheme Share.  On October 12, 2005, Huawei, as the owner of 296,416,000 shares, representing approximately 48.0159% of the Scheme Shares, confirmed in writing its intention as of October 12, 2005 to vote in favor of the resolution to approve and implement the Scheme.

On December 15, 2005, the Scheme was disapproved at a court meeting convened at the direction of the Grand Court of the Cayman Islands for the approval of the Scheme.  As a result, the Privatization Proposal did not proceed and our shares remain listed on the SEHK and our ADSs continue to be quoted on Nasdaq.

Under the SEHK Listing Rules, at least 25% of our total issued share capital must at all times be held by the public.  We have applied to the SEHK and have been granted several consecutive waivers since the close of the Offer.  We currently have a waiver until June 7, 2006.  Further, under the SEHK Listing Rules, for so long as less than 25% of our shares is held by the public, the SEHK will monitor closely all trading in our shares to avoid a false market in the shares and may suspend trading in our shares if there is any unusual price movement.

Under Section 7P of the Telecommunications Ordinance, the TA has jurisdiction over certain mergers and acquisitions involving telecommunications carrier licenses and proposed shareholder changes in relation to such licenses. Where the TA can demonstrate on the balance of probabilities that a particular transaction has or is likely to have the effect of substantially lessening competition in a telecommunications market, the TA may refuse to give consent or otherwise give consent subject to conditions.

Prior to the acquisition by PCCW, the TA provided a “no-objection letter” stating that it did not consider it likely that the acquisition of our shares from Distacom HK and Townhill by PCCW would result in a significant lessening of competition in any relevant market for telecommunication services, and that it did not intend to object to the acquisition of shares from Distacom HK and Townhill or launch a formal investigation.

Business Development

We are a developer and provider of wireless communications and data services in Hong Kong.  We were granted a 2G license in September 1996 to construct and operate a digital PCS network, and began commercial operations in September 1997 with GSM 1800 mobile telephone services.  In October 2001, we were also granted a 3G license and our 3G network was substantially completed in January 2006. Prior to the acquisition of 79.35% of our shares by PCCW Mobile, we pursued a business model based on providing solely mobile telecommunications services directly to retail consumers.  We had established a modest 2G business on this basis and had been investing to extend our range of services to encompass 3G services.  Nonetheless, we remained the smallest of all the mobile operators in Hong Kong, with a market share of less than 10%. Prior to January 2006 when we trial-launched 3G services in conjunction with the PCCW Group to selected customers of the PCCW Group, the number of subscribers of our 3G mobile telecommunications services was negligible and limited only to a trial launch of the 3G data card.  In terms of subscribers and revenue, we did not have a meaningful 3G business.

Following our acquisition by the PCCW Group, we undertook a review of the options available to us in the current mobile telecommunications market in Hong Kong.  The Hong Kong mobile telecommunications market is intensely competitive with six operators providing 2G networks and four operators licensed to provide 3G networks. There have been periods of intense price competition among Hong Kong’s wireless communications providers. The market has seen some merger and acquisition activity which appears to signal a move towards fewer, but larger, operators. This trend can also be seen in markets overseas. Another possibility is that surviving operators are likely to seek to provide a wider range of services beyond mobile telecommunications as the industry attempts to provide “converged” voice, data, video and media services over a common core network through a range of fixed-line and wireless customer access networks and accessible from common end-user devices which are usable irrespective of whether the users are at a fixed location or on the move.  To be successful with our 3G investments, we would need a relatively rapid adoption of 3G services by customers. Additionally, 3G technology has been difficult to stabilize; suitably attractive handsets for customers have been slow to emerge; and, generally, the previously held assumptions about the 3G market’s development have proven to be overly optimistic not only in Hong Kong but globally.  In light of the delays to 3G and taking into account the apparent trend towards consolidation in the Hong Kong mobile telecommunications market, we have decided to leverage the PCCW Group’s premier position to develop a more robust business model in future.

Under our new business model, which we began implementing in late April 2006, the sale of 3G product offerings to consumer and commercial customers and 2G services to commercial customers are undertaken by us in conjunction with the PCCW Group.  We are continuing with our existing 2G business, selling our 2G product offerings directly to our existing target market, which consists principally of retail consumer customers.  We have also commenced a new line of business being the wholesale of 2G product offerings to the PCCW Group for resale to its substantial commercial customer base, to support the PCCW Group’s 3G product offerings, and for bundling with various other telecommunications products and services of the PCCW Group.  We have also commenced another new line of business acting principally as a wholesaler of 3G products to the PCCW Group, with the PCCW Group reselling those 3G products, improved with content acquired by the PCCW Group, directly to customers.  These arrangements are expected to facilitate the rapid growth of two new lines of business for us and to enable us to access the substantial commercial customer base of the PCCW Group, a market sector in which we have historically been largely inactive, and to access the wide range of content which is available to the PCCW Group.  The PCCW Group is bearing the costs of launching a 3G product offering, which are substantial and otherwise would be prohibitive for us having regard to our current financial position.  The PCCW Group’s product offerings are positioned in the market as premium products with advanced functionality and other features which integrate with the PCCW Group’s existing wide range of telecommunications and media products and services.  The PCCW Group is not offering 2G products to the retail consumer market, except to the extent that a customer requests a subsidiary 2G product to support the principal PCCW Group 3G product, or for bundling with other products and services of the PCCW Group such as fixed line products and services and now TV.

To facilitate our new business model, which we began implementing in late April 2006, we also outsource certain business functions to the PCCW Group, including network management, corporate services, call center management, systems integration and operations, distribution services, handset purchases, billing and payment management, property management and logistics support and procurement services.

This new business model is designed to, among other things:

•

Leverage the PCCW Group’s existing premium customer base, to rapidly grow our 3G business;

•

Reduce costs by avoiding the additional costs incurred in a retail business model and outsourcing the provision of a range of services to the PCCW Group;

•

Leverage the PCCW Group’s existing service platform, to improve our service quality and to cater for increased sales volume in the future; and

•

Enable us to obtain better terms from equipment and other suppliers, by combining our purchasing power with that of the PCCW Group.

See “Item 7. Major Shareholders and Related Party Transactions — 7.B. Related Party Transactions”.

As the wireless communications industry in Hong Kong has shifted from being a high-growth mass market to a saturated market characterized by intense competition, we expect that we will continue to encounter aggressive pricing practices by competitors, fast changing customer demand patterns and rapid technological developments in the mobile communications industry.

4.B BUSINESS OVERVIEW

We are a wireless communications and data service provider in Hong Kong and commenced commercial operations in mobile communications in September 1997. We operate GSM2G, 2.5G and 3G networks, and offer a broad range of wireless voice, messaging and data services in Hong Kong on both a retail and a wholesale basis.  We also sell mobile phones and accessories.

Subscribers

For the years ended December 31, 2003, 2004 and 2005, our own total subscribers grew at rates of 9%, 4% and 8%, respectively. Our subscriber growth has slowed down in recent years as a result of the saturation of the mobile communications market in Hong Kong.

The following table sets out selected information regarding our 2G mobile subscriber base for the years ended December 31, 2003, 2004 and 2005:

	Year Ended December 31,
	2003	2004	2005
Average monthly churn rate (%)(1)	5.0%	3.9%	4.1%
Total number of prepaid and post-paid subscribers	660,000	684,000	738,000
Year on year subscriber growth rate (%)	9%	4%	8%
Total number of mobile subscribers in Hong Kong(2)	6,532,000	7,229,000	7,755,000
Market share (%)(3)	10.1%	9.5%	9.5%
Hong Kong market penetration (%)(4)	96%	105%	111%
Average monthly postpaid ARPU (HK$)(5)	201	180	169

(1) The monthly churn rate is calculated by expressing the net number of post-paid subscriber deactivations or disconnections for the month as a percentage of the number of post-paid subscribers at the beginning of such month. The average monthly churn rate is the sum of the monthly churn rates in the period divided by the number of months in the period.

(2) Source: OFTA.  Excludes unactivated prepaid SIM cards.

(3) Total number of our mobile subscribers divided by the total number of mobile subscribers in Hong Kong.

(4) Total number of mobile subscribers in Hong Kong divided by the estimated population of Hong Kong.

(5) Monthly average revenue per user, or ARPU, or the monthly average revenue from mobile services per post-paid subscriber, is computed by dividing total revenue from mobile services for the month (including airtime revenue, revenue from airtime for roaming and international long distance calls that terminate at our subscribers’ mobile phone numbers, as well as from airtime revenue arising from foreign subscribers roaming on our mobile network, wireless messaging and data services revenue, value-added services revenue, but excluding subscription fees paid in advance, deposit payments and revenue from sales of mobile phones and accessories and prepaid SIM cards) by the daily weighted average number of mobile services post-paid subscribers for the month. Average monthly ARPU is the sum of ARPU for each month in the period divided by the number of months in the period.

Services and Products

We offer our mobile subscribers basic airtime services, value-added services, wireless data services, roaming services and international long distance calling services. We also sell mobile phones and accessories.  In June 2005, we began selling our 3G data card services to the retail segment on a trial basis.  In January 2006, we began selling our 2G and 3G services to the PCCW Group on a wholesale basis for resale to its customers on a trial basis.  Under our new business model, which we began implementing in late April 2006, we have commenced a new line of business being the wholesale of 2G product offerings to the PCCW Group for resale to its substantial commercial customer base, and another new line of business being the wholesale of 3G products to the PCCW Group for resale to its customers.

Basic Services

Our basic services include connecting a subscriber’s mobile phone to our network and providing airtime for incoming and outgoing voice, messaging and data transmissions whenever the subscriber makes or receives calls, messages or data via the subscriber’s phone. We charge customers for these basic services and other services through our tariff plans and prepaid cards.

Postpaid Tariff Plans

We bill our subscribers on a monthly basis in advance for the basic airtime fee and in arrears for any additional airtime, international long distance calls, roaming, messaging and data services used. Subscribers pay for both incoming and outgoing services.  We launch promotional plans to new subscribers through our retail shops and dealers from time to time to keep our rates competitive and attractive. We also offer promotional plans to some of our existing customers. Such promotional plans may offer additional airtime, free value-added, messaging and data services for a specified period and/or waiver of certain charges. We expect that we may adjust our tariffs more frequently and continue to launch promotional plans from time to time based on market conditions and other factors.

Prepaid Cards

We also provide our 2G/2.5G services in a prepaid manner through SIM cards.  Users are able to purchase prepaid SUNDAY SIM cards and refill them as and when they require at our retail shops, dealers, chain stores and convenience stores.

Value-added Services

In addition to the basic airtime tariff plans, subscribers may pay an additional monthly fee to subscribe to certain value-added services, including voicemail, call forwarding, call waiting, call holding, caller ID, call barring, conference calls, and secretarial services. Certain value-added services may be free to new subscribers.

Roaming and International Long Distance Calling Services

As of March 2006, our network provided roaming on over 292 overseas networks for 2G and 250 overseas networks for 3G.  Our roaming services are automatic in all these regions. We may require a refundable deposit for mobile international long distance calling services and for roaming capabilities for the PRC.

Wireless Data Services

With the advent of new technologies, we believe that demand for wireless data services will continue to grow as data transmission speed and ease of use improve. We have seen an increase in both the awareness and the usage of data services in the past several years.

We provide a broad range of data services, including SMS, MMS, e-mailing and Internet browsing and GPRS data transmission.  We developed our proprietary “Location Based Services”, or LBS, platform and applications. LBS enable corporate customers to monitor their fleets of vehicles, field staff or valuable parcels on a real time basis. Our LBS applications are tailored-made for enterprise customers for logistics and field services management. In the mass market, we launched the “Family Watch” service that allows family users to locate each other. We were also the first operator in Hong Kong to offer an unlimited GPRS package and wireless LAN roaming services for business customers, which provides Internet access via GPRS and wireless LAN.  Under our new business model, which we began implementing in late April 2006, we have appointed the PCCW Group as our distributor for certain Blackberry products and services.

We provide a wide range of multimedia content services via our Wireless Application Protocol, or WAP, portal for 2.5G subscribers.  The WAP portal is organized into 11 channels – Music, Downloadies, Entertain, News, Money, Games, Lifestyle, Guide, Mingle, Sports, and Temptation.

We have partnered with a number of content providers to allow our subscribers to download various ringtones, logos or games to their mobile phones or other mobile devices such as PDAs. We have also launched a range of SMS that offer our subscribers the latest news and information, such as weather and news, share prices, flight schedules, horse racing, new movies and music releases. Subscribers can access their service subscription profiles and make changes at any time through the Internet.

In June 2005, we trial-launched our 3G data card service, which was the first in Hong Kong to provide symmetrical speeds of 384 kbps for both uplink and downlink transmission.  In January 2006, we began selling our 3G services to the PCCW Group on a wholesale basis for resale to its customers on a trial basis.  Under our new business model, which we began implementing in late April 2006, we have commenced the wholesale of 3G products to the PCCW Group for resale to its customers.

Sales of Mobile Phones

Through our direct sales force, retail shops, dealers, including the PCCW Group, and our website, we sell mobile phones either bundled with a service subscription plan or on a stand-alone basis. We buy substantially all of our mobile phones from Nokia, Sony Ericsson and Motorola. We believe that we are not dependent on any single mobile phone supplier. In 2005, in dollar terms, we purchased approximately 55% of our mobile phones from our largest mobile phone supplier, and the top five mobile phone suppliers in aggregate accounted for approximately 86% of our mobile phone purchases. Under our new business model, which we began implementing in late April 2006, we have outsourced our handset procurement to the PCCW Group, which is able to secure a better price and delivery schedule from handset vendors as a result of its higher purchase volumes.

Historically, we have resisted offering routine handset subsidies but offered subsidy programs from time to time to respond to handset rebate programs introduced by our competitors for new consumer acquisition and for retention. We have seen an increased use of handset promotions in the market since 2004. For a discussion of our handset subsidies, see “Item 5. Operating and Financial Review and Prospects – 5.A. Operating Results – Description of Certain Items in Financial Statements – Operating Revenues – Sales of Mobile Phones and Accessories”.

Network

We operate an intelligent mobile network on the GSM 1800 MHz frequency with over 1,300 cell sites located throughout Hong Kong, of which over 1,100 cell sites are 2G and 3G colocated cell sites. Nortel and Huawei are the principal network infrastructure equipment suppliers for our 2G/2.5G network and 3G network, respectively, and together have accounted for over 50% of the total costs of our network infrastructure and equipment in 2005. Both networks are designed to provide ubiquitous indoor and outdoor network coverage in Hong Kong and extensive roaming coverage worldwide. The cell site equipment is mainly connected via a leased fixed transmission link to a base station controller or radio network controller. For 2G, we currently have 25 base station controllers and five mobile switches located in two switching centers, while for 3G we have four radio network controllers and two switches located in two switching centers.

Between 1996 and 2002, the Hong Kong Government granted us 11.6MHz x 2 in total of frequency spectrum in the 1800 MHz band for our 2G/2.5G network. In October 2001, we obtained a 3G license in Hong Kong and the Hong Kong Government granted us 15 MHz x 2 + 5 MHz of frequency spectrum in the 2100 MHz band for our 3G network.

Our network covers approximately 99% of the populated areas in Hong Kong, including Hong Kong Island, Kowloon and the New Territories. The focus of our network rollout has been on providing quality coverage of high usage areas and central business districts. Our network also provides coverage in all major vehicular tunnels in Hong Kong.

To improve our network coverage, we established a dedicated task force to monitor enhancement of our network performance and drive productivity improvement mainly through continuous price negotiations with our network service providers and vendors.

Huawei, a telecommunications equipment manufacturer headquartered in Shenzhen, the PRC, has provided us with a turnkey solution for our 3G business by supplying and installing our mobile communications network and providing associated services.  We commenced construction of our 3G network in 2004, and our 3G network was substantially installed with all supporting service platforms and billing systems in place in January 2006 when we began selling our 3G services to the PCCW Group on a wholesale basis for resale to its subscribers on a trial basis. Under our new business model, which we began implementing in late April 2006, we have commenced the wholesale of 3G products to the PCCW Group for resale to its customers. With minor hardware upgrades, our 3G network is capable of high speed downlink packet access technology, which will offer faster download speeds.

Under our new business model, which we began implementing in late April 2006, we have outsourced our network management to the PCCW Group, including mobile network planning and design; radio network implementation, operations and maintenance; core network, service platform and service development; switched operations; and corporate network infrastructure services. See “Item 7. Major Shareholders and Related Party Transactions — 7.B. Related Party Transactions – Transactions with the PCCW Group”.

Competition

We compete with five other digital mobile operators who are licensed to provide 2G and/or 3G mobile communications services in Hong Kong. Of these, the largest operators are operating both 2G and 3G services as follows:

•

Hutchison Telecommunications (Hong Kong) Limited, or Hutchison,

•

Hong Kong CSL, and

•

SmarTone Telecommunications Holdings Limited, or SmarTone.

Both Hong Kong CSL and SmarTone were unsuccessful in obtaining PRS licenses in 1996 but later acquired two companies which were successful in doing so.

We believe that these three operators collectively had a 2G market share of approximately 60% as of December 31, 2005. The eight networks of these three operators utilize different technologies and frequency bands, namely GSM 900, GSM 1800, TDMA and CDMA, and these companies have merged some of their networks to allow subscribers with dual band and tri-band mobile phones to roam seamlessly between their networks. As operators of the older GSM 900 networks, these three operators commenced operating mobile services between four and 12 years earlier than us.

The other two 2G operators are Peoples Telephone and New World. These operators operate the GSM 1800 networks, which were licensed by the TA in 1996 and commenced commercial operations in 1997. In December 2005, the TA granted a consent under the Telecommunications Ordinance to China Mobile for its proposal to acquire Peoples Telephone.  In March 2006, the TA granted a consent under the Telecommunications Ordinance to Hong Kong CSL and New World for their proposal to combine and integrate their mobile telephony network businesses.

In October 2001, the TA granted four 3G licenses to us, Hong Kong CSL, Hutchison and SmarTone for the construction of a 3G network and provision of 3G services and applications in Hong Kong.  Hutchison launched its 3G services in Hong Kong in January 2004, and the other two 3G licensees launched their 3G services in December 2004.

Marketing, Sales and Distribution

Marketing

Since our inception, we have pursued a strategy for our retail segment of producing a single, strong and highly visible brand name. We have marketed “SUNDAY” as a provider of wireless communications and data services suitable for a highly active and mobile way of living. We use original, bright, unconventional and humorous advertising by direct mail and via various media, including billboards, television, magazines and newspapers.

Sales and Distribution

We sell our mobile services and handsets and provide after-sales service to customers primarily through our retail outlets, direct sales and our customer service center.  As of December 2005, we had 29 retail shops, mainly located at high-traffic locations. We have entered into agreements with various dealers, including the PCCW Group, to sell our mobile services and handsets on a non-exclusive basis. Dealer commission rates are based on quality and quantity targets. We defer commission payments and pay our dealers in installments, provided that the relevant subscriber account is still active at the time the commission payment is due.

As of December 31, 2005, our rechargeable stored value SIM cards were carried in over 1,000 retail outlets, including our retail outlets, dealers’ shops, convenience stores and chain stores.

Our retail shops generated approximately 55% of our new mobile subscribers in 2005. For the same period, our direct sales team generated approximately 19% of our new subscribers, and dealers generated approximately 26% of our new subscribers.

We provide training, quality assurance and incentive programs (including a commission scheme) for our sales force. We also provide marketing support for our independent dealers through advertising product demonstrations.

In addition to the wholesale of our product offerings to three MVNOs, under our new business model, which we began implementing in late April 2006, we have also commenced a new line of business being the wholesale of 2G product offerings to the PCCW Group for resale to its substantial commercial customer base, to support the PCCW Group’s 3G product offerings, and for bundling with various other telecommunications products and services of the PCCW Group.  We have also commenced another new line of business acting principally as a wholesaler of 3G products to the PCCW Group, with the PCCW Group reselling those 3G products, improved with content acquired by the PCCW Group, directly to customers.

Customer Service

We aim to provide quality customer service. We provide user-friendly and easy-to-access customer service through our 24-hour customer service call center and our retail outlets. Inquiries regarding account balances, billing and service information and usage level are handled through our call center by an integrated voice response system and customer service operators. Under our new business model, which we began implementing in late April 2006, we have outsourced the management of our call center to the PCCW Group because of the need for increased customer services capacity, the anticipated growth in network usage and subscriber base and the cost savings and superior service levels expected to be derived from outsourcing this function.

We established an operations center in Shenzhen, the PRC in 2002 to provide various support services, including our customer service call center and various administration functions. This center has helped us to reduce our operating costs by taking advantage of the lower labor costs in the PRC and improve the productivity and quality of our customer service.

We conduct monthly surveys of the quality of our services using professional market research firms. These surveys help us monitor our customer service operations and sales services in our retail outlets and by our direct sales team and improve our network quality and customer service.  We also provide training, quality assurance and incentive programs (including a commission scheme) for our sales force and marketing support for our independent dealers through advertising product demonstrations. In 2005, we earned a number of customer service awards from a variety of organizations. These included the “Best-in-Class” award, five individual awards and three corporate awards from the Asia Pacific Customer Service Consortium, and the Best Customer Service Award and the Best Customer Service Team Award in the Guangdong Province from the Customer Service Committee of the Guangdong Province Information Association of the PRC.

Billing and Subscriber Management

We have a billing and customer management system that handles our mobile and wireless, messaging and data services from a single platform as well as an enterprise data warehouse and business intelligence system that permit us to analyze the effect of tariff packages, promotional and advertising campaigns and subscriber usage patterns, which assist us in the development of new services and marketing strategies.

We bill our mobile subscribers on a monthly basis in advance for the basic airtime fee and in arrears for additional airtime, international long distance calls, roaming, messaging and data services. All of our billings are in Hong Kong dollars and may be settled in cash, or by credit card, auto payment, check, electronic payment system or payment by phone. In 2001, we launched e-bills whereby instead of mailing the monthly statements of account to our customers, we send short messages to our subscribers or e-mails to the registered e-mail addresses of most of our customers informing them the outstanding amounts payable. Our customers may also inquire regarding their usage and outstanding balances by calling our customer service call center or accessing the “www.sunday.com” website through the Internet or by fax.

Because user billing system needs and requirements are very different for 3G services and applications, we have been implementing a new billing system in phases since 2004 to cater for 3G services. The existing billing system will remain in operation for 2G billing. Beginning in January 2006, we adopted the new billing system, which will be implemented in phases, to support the launch of 3G services and customer activation for the PCCW Group.  Under our new business model, which we began implementing in late April 2006, we have outsourced billing management to the PCCW Group.

We have credit control procedures to minimize bad debts. Such procedures include requiring up-front deposits for roaming and retail international long distance services, requiring the provision of credit card details upon registration of international long distance calling services, and encouraging subscribers to use auto-deduct or direct debit for paying their bills. When payments for an account are overdue, we send short messages to the mobile phones of delinquent customers and reminder calls and invoices, accompanied by monitoring and service cut-off for customers with unreliable payment track records. We also engage debt collection agencies to pursue invoiced amounts after internal collection efforts are exhausted. We generally terminate services of subscribers who have accounts that are more than 45 days overdue. Accounts are reinstated only if the subscriber pays all amounts due and a reconnection fee. If a subscriber’s account is terminated before its handset subsidy balance is fully rebated, the balance of the amounts to be rebated will be forfeited.

We have also established internal controls to manage our cash sales. Sales receipts recorded in our cash register systems are reconciled on a daily basis with actual bank receipts and discrepancies are investigated.

Intellectual Property

We rely on a combination of trade marks, service marks and domain name registrations, copyright protection and contractual restrictions to establish and protect our technologies, brand name and logos, marketing designs and Internet domain names. We have registered or applied to register various trade marks and service marks with the Hong Kong Trade Marks Registry in connection with our mobile communications and international long distance businesses. We also have registered or applied to register various trade marks and service marks with the relevant trade marks registration bodies in the United States, Canada, the PRC, Macau, Malaysia, Singapore, South Korea, Taiwan and Thailand. Our registered trade marks and service marks include our brand name, logos and certain advertising features. In relation to domain names, we have registered the “sunday.com” domain name with Network Solutions, LLC., which is a principal domain name registration operator for the Internet. Our copyrights are principally in the area of computer software for service applications developed in connection with our wireless and wireline communications network platform. We have copyrights to certain designs and materials used in marketing and advertising our mobile communications and enhanced services in Hong Kong.

Regulation

The Telecommunications Ordinance provides the legislative framework for the provision of telecommunications services and facilities in Hong Kong. The TA is the telecommunications regulator in Hong Kong and is responsible for administering the Telecommunications Ordinance. OFTA was established in 1993 under the Telecommunications Ordinance to assist the TA in administering and enforcing the provisions of the Telecommunications Ordinance. The TA’s responsibility and functions also include regulating and licensing telecommunication network services and regulating the telecommunications markets in Hong Kong.  The Hong Kong Government has publicly announced that it is considering combining the TA and the Broadcasting Authority into a Communications Authority, which will likely occur in 2007 or 2008.

Our indirect wholly-owned subsidiary, Mandarin, was one of the six successful applicants to which the Hong Kong Government awarded PRS licenses in 1996. This license permits us, among other things, to:

•

provide a public mobile radio communication service using mobile communication technology in accordance with the GSM 1800 standard;

•

establish and maintain a GSM 1800 network; and

•

sell mobile telephone and other equipment to subscribers.

Each PRS license has a duration of ten years and will expire in 2006, although it may be extended for an additional period of up to three years under the Telecommunications Ordinance. A PRS license is non-exclusive, and the licensee must operate in a manner satisfactory to the TA in accordance with the specifications contained in the license. Under the terms of the PRS license, we may only operate our PCS network on the radio frequencies assigned to us.  This license is used by us to provide our 2G services.

Between 2003 and 2004, the TA conducted two public consultations on the licensing of mobile services on expiry of existing 2G licenses. The conclusion was that the TA decided to grant the “right of first refusal” to all incumbent PRS licensees for renewing the PRS licenses. In April 2005, the TA offered Mandarin the “right of first refusal” which entitled Mandarin to a new Mobile Carrier License with a validity period of 15 years. Mandarin accepted the offer in May 2005 and therefore will be granted the new Mobile Carrier License upon expiry of its PRS license in September 2006. The Mobile Carrier License will contain all the general conditions that are prescribed under the Telecommunications (Carrier Licenses) Regulation made by the Secretary for Commerce, Industry and Technology.

Under the new Mobile Carrier License, Mandarin will be obligated to pay an annual Spectrum Utilization Fee, or SUF.  The SUF for the first five years will be set at a fixed amount per MHz of frequency per year.  After this transition period, the SUF will follow a structure which is similar to that of 3G licenses, i.e. the SUF will be calculated at 5% of network turnover, subject to a minimum amount.

The Telecommunications Ordinance was amended, effective June 16, 2000, to broaden the application of a number of provisions, which previously applied only to holders of FTNS licenses, to cover all licensed telecommunications operators. These provisions include:

•

interconnection and facilities sharing obligations;

•

accounting and reporting requirements;

•

tariffing requirements;

•

prohibitions on anti-competitive practices, including abuse of dominant position; and

•

prohibitions on misleading or deceptive conduct.

The amended Telecommunications Ordinance also increases the maximum penalty for breaches of the conditions to the license, the Telecommunications Ordinance or a Direction of the TA to HK$1 million (for repeat offenses) and allows the TA to refer cases to the courts, which will have the power to increase the penalty to the higher of HK$10 million or 10% of turnover for the relevant telecommunications market during the period of the breach.

The amended Telecommunications Ordinance also aims to provide the TA with powers over 3G spectrum auction and certain telecommunications services and technical areas, such as radio spectrum management. The  amended Telecommunications Ordinance also makes amendments which are important for mobile operators, strengthening existing rights to access suitable sites for radio communications installations, provided that an operator fulfills certain criteria, such as public interest requirements, and the TA grants authorization. The TA will have increased powers to intervene in disputes between operators and those having a legal interest in the potential installation sites, in order to determine the interim fees payable for site access.

The TA is required under the Telecommunications Ordinance to give reasons for its opinions, decisions and determinations (including those relating to the competition provisions). The TA may also issue guidelines to provide practical guidance with respect to provisions of the Telecommunications Ordinance and must conduct public consultation before issuing guidelines. The Telecommunications Ordinance contains a right of appeal from a decision of the TA relating to the competition provisions to the Telecommunications (Competition Provisions) Appeal Board, or the Competition Board. In addition, the amendments provide a right of private action in the event of a breach of the Telecommunications Ordinance or a condition to a license. A judicial review may also be sought.

The Hong Kong Government announced in February 2001 that the licensing framework for 3G mobile services consisting of four mobile carrier licenses for building a 3G network and providing 3G services, or 3G licenses, which would be issued by auction. As there were only four applicants, including SUNDAY 3G, no auction took place and each applicant was granted a 3G license on October 22, 2001. Each licensee was allocated a block of paired band spectrum of 2 x 14.8 MHz plus one 5 Hz block of unpaired band spectrum. Pursuant to the Special Conditions of the 3G license, SUNDAY 3G is required to install, maintain and use equipment for the purposes of the network and the services to be provided under the 3G license such that by no later than December 31, 2006 (and for all dates thereafter during the term of the 3G license), the 3G network and services will cover at least 50% of the population of Hong Kong. Further, all base stations to be installed must be capable of supporting services at a minimum of 144 kbits per second. In addition, the licensees must open up at least 30% of their 3G network capacity for use by non-affiliated companies to operate as a MVNO, and/or content providers.

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

	Commencing from	(HK$’000)
6th year	October 22, 2006	60,124
7th year	October 22, 2007	70,249
8th year	October 22, 2008	80,373
9th year	October 22, 2009	90,497
10th year	October 22, 2010	100,622
11th year	October 22, 2011	110,746
12th year	October 22, 2012	120,870
13th year	October 22, 2013	130,995
14th year	October 22, 2014	141,119
15th year	October 22, 2015	151,243

On the grant of the 3G license and upon each anniversary, each licensee is required to provide the TA with a performance bond covering the next five years’ minimum annual fees or the minimum annual fees for the remaining validity period (if less than 5 years) of the 3G license. SUNDAY 3G paid HK$250 million in cash upon the grant of the 3G license in lieu of the performance bond for the first five years’ minimum annual fees.

In accordance with the 3G license, we were required to provide the first performance bond, equivalent to the 6th year’s minimum annual fee, on October 22, 2002. On October 11, 2002, the TA granted a one-year waiver to us and the other three 3G licensees on the submission of such performance bond. In August 2003, the TA granted another one-year waiver to us and the other three 3G licensees on the submission of the performance bond in an amount equivalent to the 6th and 7th years’ minimum annual fees as required by the terms of the 3G license on October 22, 2003. On October 22, 2004, we submitted performance bonds to the TA by drawing down on a 3G performance bond facility with Huawei in an aggregate amount equivalent to the 6th, 7th and 8th years’ minimum annual fees.  On October 22, 2005, we submitted performance bonds to the TA in replacement of the previous performance bonds by drawing down a performance bond facility provided by PCCW in an aggregate amount equivalent to the 6th, 7th, 8th and 9th years’ minimum annual fees.

As a further step to monitor and regulate the telecommunications market, the Hong Kong Government enacted the Telecommunications (Amendment) Ordinance 2003, or the 2003 Ordinance, in July 2003, which deals specifically with merger and acquisition activities by carrier licensees in Hong Kong’s telecommunications sector. The 2003 Ordinance gives the TA the power to review mergers and acquisitions and to direct a carrier licensee to take such actions as the TA sees fit so as to eliminate any anti-competitive effect when there are pre-defined changes in the ownership and control over a carrier licensee if the TA is of the opinion that such change has, or is likely to have, the effect of substantially lessening competition in a telecommunications market without any outweighing public benefits. The TA also has the right to impose additional conditions on the carrier licensee or may unwind the merger or acquisition in whole or in part. Failure to comply with the TA’s direction would constitute a breach of the relevant provisions in the 2003 Ordinance. The TA may also impose a financial penalty on the carrier licensee in breach or suspend or revoke its carrier license. A carrier licensee or an interested party may, on a voluntary basis, seek prior approval from the TA for a proposed change in control. A de novo appeal to the Competition Board of the TA’s decision is also part of the 2003 Ordinance.

In December 2004, the TA initiated a consultation on licensing broadband wireless access in the 3.4 to 3.6 GHz range.  A second consultation was initiated in August 2005.  Thirteen operators (including SUNDAY) have questioned the timing and content of the TA’s proposals.  First, the thirteen operators questioned the proposed spectrum band, as this would be something otherwise decided in the broad policy Spectrum Policy Review to be conducted separately.  Second, there is substantial evidence that the use of the proposed spectrum band would interfere with C Band satellite reception in Hong Kong.  Third, the thirteen operators questioned the utility of going forward with broadband wireless access licensing when relevant policy issues (beyond the spectrum band decision) would be addressed in both the Spectrum Policy Review and the fixed-mobile convergence consultation.  While the TA is now conducting further discussions and testing with the industry, there is no assurance that broadband wireless access will not be licensed as originally proposed, which could cause significant interference with inbound satellite transmissions to Hong Kong affecting voice, data and broadcasting services.  In the longer term, broadband wireless access could become a mobile service.  Such interference and additional competition would adversely affect our quality of service, our image and revenues, and ultimately our results of operations.

The current regulatory framework in Hong Kong for fixed mobile interconnection is one of “mobile party network pays” which essentially means that the mobile operator pays the fixed network operator for sending its traffic to the fixed network operator, and also pays the fixed network operator for receiving traffic from the fixed network operator.  The practice elsewhere is generally for the originating network of traffic to pay the terminating network of traffic.  OFTA has indicated that it will conduct a consultation on this issue which is expected to begin in mid 2006.  Depending on the outcome of the consultation, the manner of payment for fixed mobile interconnection could adversely affect our revenues and margins.

In late 2004, the Commerce, Industry and Telecommunications Bureau indicated that the Hong Kong Government intended to review its spectrum policies in line with similar reviews undertaken in other markets.  In addition to spectrum assignments, the review would be expected to address spectrum usage and trading, auctions, interference management and other issues.  Depending on the outcome of this review, spectrum could be assigned, obtained, used and traded in a manner which could adversely affect our competitive position, revenues and margins.

Generally, companies using websites or the Internet to sell products must comply with applicable Hong Kong consumer protection laws (for example, the Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)).

The Electronic Transactions Ordinance (Chapter 553 of the Laws of Hong Kong) came into effect in January 2000. This ordinance is intended to recognize the legal status and effect of certain electronic records and signatures and to govern the certification authorities established in Hong Kong.

4.C ORGANIZATIONAL STRUCTURE

SUNDAY has the following principal wholly-owned subsidiaries as of December 31, 2005:

Name	Place of Incorporation	Issued and Fully Paid-Up Capital	Principal Activities
Shares held directly:
SUNDAY HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	100 ordinary shares of US$1 each	Investment holding
SUNDAY HOLDINGS (CHINA) CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding
SUNDAY IP HOLDINGS CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding

Shares held indirectly:
MANDARIN COMMUNICATIONS LIMITED	Hong Kong	100 ordinary shares of HK$1 each and 1,254,000,000 non-voting deferred shares of HK$1 each	Provision of mobile and other services and sales of mobile phones and accessories
SUNDAY 3G HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding
SUNDAY 3G (HONG KONG) LIMITED	Hong Kong	2 ordinary shares of HK$1 each	Licensee of Hong Kong 3G license
SUNDAY IP LIMITED	British Virgin Islands	1 ordinary share of US$1	Holding our intellectual property rights and trademarks
SUNDAY COMMUNICATIONS SERVICES (SHENZHEN) LIMITED (1)	The PRC	US$1,500,000	Provision of back office support services to the SUNDAY Group

(1)

SUNDAY Shenzhen is registered as a wholly foreign-owned enterprise in the PRC and the registered capital of SUNDAY Shenzhen has been fully paid up.

Our principal activities, except for SUNDAY Shenzhen, which operates in the PRC, are undertaken in one geographical area, Hong Kong.

4.D PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2005, we leased and occupied gross floor area of approximately 149,085 square feet in Hong Kong and the PRC, which we use as offices, retail shops, switching centers, customer service centers and warehouses.  As of December 31, 2005, we also leased and operated over 1,300 cell sites in Hong Kong.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion, together with our audited consolidated financial statements and the related notes, beginning on page F-1. Our audited consolidated financial statements have been prepared in accordance with HK GAAP, which differs in certain significant respects from US GAAP. Note 28 to our audited consolidated financial statements provides a description of the significant differences between HK GAAP and US GAAP as they relate to us. Note 28 also provides a reconciliation to US GAAP of consolidated net profit/(loss) and consolidated shareholders’ equity. You should also read the information under “Forward-looking Statements” for information about our forward-looking information.

Under our new business model, which we began implementing in late April 2006, the sale of 3G product offerings to consumer and commercial customers and 2G services to commercial customers are undertaken by us in conjunction with the PCCW Group.  We are continuing with our existing 2G business, selling our 2G product offerings directly to our existing target market, which consists principally of retail consumer customers.  We have also commenced a new line of business being the wholesale of 2G product offerings to the PCCW Group for resale to its substantial commercial customer base, to support the PCCW Group’s 3G product offerings, and for bundling with various other telecommunications products and services of the PCCW Group.  We have also commenced another new line of business acting principally as a wholesaler of 3G products to the PCCW Group, with the PCCW Group reselling those 3G products, improved with content acquired by the PCCW Group, directly to customers.  For more information on our new business model, see “Item 4. Information on the Company – 4.A. History and Development – Business Development” and “Item 7. Major Shareholders and Related Party Transactions — 7.B. Related Party Transactions — Transactions with the PCCW Group”.

5.A OPERATING RESULTS

Recent accounting pronouncements

HK GAAP

The HKICPA has issued a number of new and/or revised HKFRSs that became effective or have been available for early adoption for accounting periods beginning on or after January 1, 2005. The adoption of Hong Kong Accounting Standard, or HKAS, 1, 2, 7, 8, 10, 12, 14, 17, 18, 19, 21, 23, 24, 27, 31, 32, 33, 36, 37 and HKFRS 2 had no material effect on our accounting policies.  The adoption of HKAS 16, 24, 38 and 39 resulted in substantial changes to our accounting policies as set out in note 2(b) to our audited consolidated financial statements. Information on the changes in accounting policies resulting from initial application of these new and/or revised HKFRSs is provided in note 2 to our audited consolidated financial statements. Figures for 2003 and 2004 have been adjusted for these new and/or revised policies in accordance with the transitional provisions and as disclosed in note 2(b) to our audited consolidated financial statements.

Up to the date of approval of our financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ended December 31, 2005 and which have not been adopted in these financial statements:

Effective for accounting periods beginning on or after
HKFRS-Int 4 Determining whether an Arrangement contains a Lease		January 1, 2006
Amendments to HKAS 19 Employee benefits – Actuarial Gains and Losses, Group Plans and Disclosures		January 1, 2006
Amendments to HKAS 39 Financial Instruments: Recognition and Measurement:
– Cash Flow Hedge Accounting of Forecast Intragroup Transactions		January 1, 2006
– The Fair Value Option		January 1, 2006
– Financial Guarantee Contracts		January 1, 2006
Amendments, as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005, to:
– HKAS 1	Presentation of Financial Statements	January 1, 2006
– HKAS 27	Consolidated and Separate Financial Statements	January 1, 2006
– HKFRS 3	Business Combinations	January 1, 2006
HKFRS 7	Financial Instruments: Disclosures	January 1, 2007
Amendment to HKAS 1 Presentation of Financial Statements – Capital Disclosures		January 1, 2007

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on December 1, 2005 and is applicable to our financial statements starting from the period beginning January 1, 2006.

We are in the process of making an assessment of what the impact of these amendments, new standards and new interpretations would be in the period of their initial application, but are not yet in a position to state whether these amendments, new standards and new interpretations would have a significant impact on our results of operations and financial position.

US GAAP

In November 2004, the FASB issued SFAS No. 151 “Inventory Costs ― an amendment of ARB No. 43, Chapter 4”.  SFAS No. 151 amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges.  In addition, SFAS No. 151 requires that the allocation of fixed production overhead costs to the costs of conversion be based on the normal capacity of the production facilities.  SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  We do not expect that the adoption of SFAS No. 151 will have a material impact on our results of operations, financial position and cash flows.

In December 2004, the FASB issued SFAS No. 153 “Exchange of Non-monetary Assets ― an amendment of APB Opinion No. 29”.  APB Opinion No. 29 “Accounting for Non-monetary Transactions” requires non-monetary exchanges of assets to be recorded at fair value with an exception for exchanges of similar productive assets, which can be recorded on a carryover basis.  SFAS No. 153 amends APB Opinion No. 29 to eliminate the current exception and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS No. 153 is effective for non-monetary asset exchanges that take place in fiscal periods beginning after June 15, 2005.  We do not expect that the adoption of SFAS No. 153 will have a material impact on our results of operations, financial position and cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share ― Based Payment” (“SFAS No. 123(R)”).  SFAS No. 123(R) replaces SFAS No. 123 “Accounting for Stock-Based Compensation”, supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees” and amends SFAS No. 95 “Statement of Cash Flows”.  SFAS No. 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statement based on their grant-date fair values.  The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award.  Excess tax benefits are to be recognized as an addition to paid-in-capital and reflected as financing cash inflows in the statement of cash flows.  For public entities that do not file as small business issuers, SFAS No. 123(R) is effective for all awards granted after June 15, 2005, and to awards modified, repurchased, or cancelled after that date.  In April 2005, the SEC extended the implementation date for SFAS No. 123(R) to the beginning of the next fiscal year after June 15, 2005. We will adopt the modified prospective application transition method under the transition provisions of SFAS No. 123(R) to new and existing plans as of January 1, 2006.  The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We do not expect that the adoption of SFAS No. 123(R) will have a material impact on our results of operations, financial position and cash flows.

In March 2005, the SEC issued SAB No. 107 “Share Based Payment” which offers guidance on SFAS No. 123(R).  SAB No. 107 was issued to assist preparers by simplifying some of the implementation challenges of SFAS No. 123(R) while enhancing the information that investors receive.  SAB No. 107 creates a framework that is premised on two overarching themes: (i) considerable judgment will be required by preparers to successfully implement SFAS No. 123(R), specifically when valuing employee stock options; and (ii) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options.  Key topics covered by SAB No.

107 include valuation models, expected volatility and expected term. We do not expect that the adoption of SAB No. 107 will have a material impact on our results of operations, financial position and cash flows.

In March 2005, the FASB issued FASB Interpretations 47, “Accounting for Conditional Asset  Retirement Obligations,” (FIN 47) an interpretation of FAS 143 and is effective for fiscal years ended after December 15, 2005. FIN 47 clarifies that the term “conditional asset retirement obligation,” as used in FAS 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a company to recognize the liability for the fair value of the conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.  Any liability accrued would be offset by an increase in the value of the asset.  We do not expect that the adoption of FIN 47 will have a material impact on our results of operations, financial position and cash flows.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting for Changes and Error Corrections,” (FAS 154) which is a replacement of Accounting Principles Board (APB) Opinion No. 20, “Accounting Changes” and Statement of Financial Accounting Standards No. 3 “Reporting Accounting Changes in Interim Financial Statements” and is effective for fiscal years beginning after December 15, 2005. FAS 154 applies to all voluntary changes in accounting principle and changes the accounting for the reporting of a change in accounting principle. FAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. FAS 154 also requires that a change in method of depreciation, amortization or depletion for long-lived non financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle.  We are currently assessing the situation and do not expect that the adoption of FAS 154 will have a material impact on our results of operations, financial position and cash flows.

In June 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 05-6 “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination” (“EITF 05-6”).  EITF 05-6 requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the shorter of the useful life of the asset or the lease term that includes renewals that are reasonably assured at the date of the business combination or purchase.  EITF 05-6 is effective for reporting periods beginning after June 29, 2005, and is applicable only to leasehold improvements that are purchased or acquired in reporting periods beginning after the effective date.  We do not expect that the adoption of EITF 05-6 will have a material impact on our results of operations, financial position and cash flows.

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments ― an amendment of FASB Statements No. 133 and 140”.  SFAS No. 155 amends SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair valued basis.  SFAS No. 155 also amends SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and  Extinguishments of Liabilities” to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and have not yet completed that assessment.

In March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets ― an amendment of FASB Statement No. 140”.  SFAS No. 156 amends SFAS No. 140 and prescribes the situations for recognition of a servicing asset or servicing liability separately.  It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if applicable, and permits them to be subsequently measured using the amortization method or fair value measurement method.  SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006.  We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and have not yet completed that assessment.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with HKFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  A revision to an accounting estimate is recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

We continually evaluate our estimates and judgments, including those related to revenue recognition, impairment of assets, useful lives of plant and equipment and intangible assets, deferred tax and contingencies. We base our estimates and judgments on historical experience and other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Judgments made by management in the application of HKFRSs that have significant effects on the financial statements and estimates with a significant risk of material adjustment in the next year are set out below.

Useful lives of property, plant and equipment

We have significant property, plant and equipment and are required to estimate the useful lives in order to ascertain the amount of depreciation and amortization charges for each reporting period.  The annual depreciation charges are sensitive to the estimated economic useful lives we allocate to each type of fixed assets.

The useful lives are estimated at the time the purchases are made after considering future technology changes, business developments and our strategies.  Should there be unexpected adverse changes in the circumstances or events, we assess the need to shorten the useful lives and/or make impairment provisions.  Indications of these unexpected adverse changes include declines in projected operating results, negative industry or economic trends, rapid advancement in technology and significant downturn in our stock price.

Asset retirement obligations

We evaluate and recognize, on a regular basis, the fair values of fixed assets and obligations which arise from future reinstatement of leased properties at the end of lease terms. To establish the fair values of the asset retirement obligations, estimates and judgments are applied in determining future cash flows and the discount rate. Management estimates the future cash flows based on certain assumptions, such as the types of leased properties, probability of renewal of lease terms and restoration costs.  The discount rate used is referenced to our incremental borrowing rate.

Recognition of intangible asset – 3G license

In order to measure this intangible asset, HKAS 39 Financial Instruments: Recognition and Measurement is applied for recognition of the minimum annual fee and royalty payments as they constitute a contractual obligation to deliver cash and, hence, should be considered a financial liability.  To establish the fair values of the license, we recognize the contractual obligation up to the minimum annual fee and royalty payments and the discount rate used is referenced to our historical weighted average cost of capital.

Impairment of assets

At each balance sheet date, we review internal and external sources of information to identify any indications that the following assets have not become impaired or an impairment loss previously recognized no longer exists or may have decreased: property, plant and equipment; intangible assets; and financial assets.

If any such indication exists, the asset’s recoverable amount is estimated.  In addition, in respect of intangible assets that are not yet available for use, the recoverable amount is estimated annually whether or not there is any indication of impairment.  An impairment loss is recognized in the consolidated statements of profits and losses whenever the carrying amount of an asset exceeds its recoverable amount.

The sources utilized to identify indications of impairment are often subjective in nature and we are required to use judgment in applying such information to our business.  Our interpretation of this information has a direct impact on whether an impairment assessment is performed as of any given balance sheet date.  Such information is particularly significant as it relates to our telecommunications businesses in Hong Kong.

If an indication of impairment is identified, such information is further subject to an exercise that requires us to estimate the recoverable value, representing the greater of the net selling price of such asset and its value in use.  Depending on our assessment of the overall materiality of the asset under review and complexity of deriving reasonable estimates of the recoverable value, we may perform such assessment utilizing internal resources or we may engage external advisors to counsel us in making this assessment.  Regardless of the resources utilized, we are required to make many assumptions to make this assessment, including utilization of such asset, the cash flows to be generated, appropriate market discount rates and the projected market and regulatory conditions.  Changes in any of these assumptions could result in a material change to future estimates of the recoverable value of any asset.

Dealer commissions

We engage dealers for selling mobile services to new subscribers and pay commissions to such dealers based on the number of subscribers who remain active after a prescribed period of time. The amount of commission payable depends on the churn rate of such subscribers. We estimate the average churn rate of subscribers periodically based on past experience and market conditions and accrue dealer commissions accordingly. If the actual churn rate is lower than our estimate, additional accruals for dealer commissions may be required.  We review our estimate by comparing it against the actual churn rate.  Under our current accounting policy, commissions paid to acquire contractual relationships with mobile subscribers are capitalized and amortized on the straight-line basis over the minimum contractual period, for details please refer to note 2(b) to our audited consolidated financial statements.

Deferred tax

We provided for deferred taxation in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in our consolidated financial statements. Taxation rates enacted by the balance sheet date are used to determine deferred taxation. Deferred tax assets are only recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred taxation is provided on temporary differences arising from depreciation on fixed assets except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Revenue Recognition

Provided it is probable that economic benefits will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the consolidated statements of profits and losses as follows:

Mobile service.  Revenue from mobile services comprises connection fees and fees for usage of our network and facilities by SUNDAY subscribers and international calls by such subscribers from mobile phones.  Subscribers pay monthly fees for usage of our network and facilities, which include an agreed minimum amount of free airtime available for local and international calls.  Fees for airtime in excess of the agreed minimum and international calls are charged based on usage.  Revenue for usage of our network and facilities is recognized in the period in which usage of such network and facilities is provided and collectibility can be reasonably assured.  Revenue in respect of international calls and mobile airtime in excess of the minimum agreed amount is recognized when the respective calls are made and collectibility can be reasonably assured.

Subscriptions received in advance comprises prepaid subscription fees received from subscribers and the up-front subscription fees received from subscribers upon purchase of mobile phones.  They are for provision of mobile airtime and access to our network for an agreed period of time in accordance with the terms of the sales and services agreements and are deferred and amortized on the straight-line basis over the agreed period, except for prepaid subscription fees from prepaid mobile services which are recognized as revenue based on usage of our network and facilities.

Sales of mobile phones and accessories.  Revenue from sales of mobile phones and accessories is recognized when the mobile phones and accessories are delivered to customers and collectibility can be reasonably assured.  Where a customer signs a sales and services agreement in connection with the purchase of a mobile phone and accessories from us and the provision of mobile services, revenue in respect of the service element of the agreement is recognized based on the fair values of the service element, which is the price we charge to customers who subscribe for mobile services only, without purchase of a mobile phone and accessories.  The remainder of the total revenue from an agreement is allocated to revenue from the sale of the mobile phone and accessories.

Interest income.  Interest income is recognized on a time-proportion basis using the effective interest method.

Description of Certain Items in Financial Statements

Operating Revenues

Our operating revenue consists of mobile services and sales of mobile phones and accessories.

Mobile Services.  A substantial majority of our revenues from mobile services has consisted of revenues from basic local services airtime. Subscribers pay local airtime charges for both incoming and outgoing calls. Revenues from mobile services also include revenues from roaming services and international long distance calling services, wireless messaging and data services and value-added services.

We calculate ARPU by dividing revenues from post-paid or pre-paid mobile services, as the case may be, for the month by the daily weighted average number of post-paid or pre-paid mobile service subscribers, as the case may be, for the month.

Our mobile communications business can be significantly affected by churn, which represents net subscriber deactivation or disconnection, whether voluntary or not, during a period. Our average monthly churn rate for our mobile subscribers is the total of the monthly churn rates for the period, which is calculated as a percentage of opening subscribers, divided by the number of months in such period. Along with other mobile telephone operators in Hong Kong, we have experienced relatively high churn rates since MNP became available, which increased subscribers’ willingness to switch among operators.  Since 2002, we have made churn a priority and considerable efforts were put into retention programs based on market research, which allowed us to gain greater insight into the reasons behind customers changing service.

Sales of Mobile Phones and Accessories.  In response to subsidies offered by our competitors that in some cases effectively give away handsets for free, we also offer subsidies on our mobile phones for subscriber acquisition and retention. Typically, our subsidy arrangements involve selling mobile phones at discounts of up to the full cost of the handsets in exchange for subscribers making an upfront prepayment for credit against future monthly airtime charges. We rebate the upfront prepayment in equal installments over an agreed period. The upfront prepayment amount is not transferable and any amount outstanding is forfeited by the subscriber if the account is closed. We currently only offer heavy discounts for retention programs and sales of older models of mobile phones or mobile phones in the low to medium price range.

We account for subsidized handset sales by recognizing the purchase price paid by the subscriber, excluding any upfront prepayment amount. We simultaneously recognize our full cost of the mobile phone, which sometimes substantially exceeds our sales revenue. The upfront prepayment amount is recorded as deferred revenue and included in the balance sheet as a liability in subscriptions received in advance. The monthly rebate is recognized as revenue from mobile services in the month when access to our network and facilities is provided to the subscriber and is deducted from subscriptions received in advance. The amount of our total deferred revenue in connection with handset sales was HK$21.8 million as of December 31, 2005, which was included in the balance sheet as part of the subscriptions received in advance, which amounted to HK$74.4 million.

Our results of operations are not materially affected by seasonal variations in demand for our services.

Cost of Sales and Services

Our cost of sales and services consists of costs directly associated with generating revenues. Cost of services consists of the cost of mobile services, which primarily includes a variety of interconnection charges, including PNETS charges (interconnection charges for local calls payable to an FTNS operator); dipping charges (payable to an FTNS operator under certain MNP arrangements); outbound roaming charges; revenue-sharing payments made to Mass Transit Railway Corporation, or MTR, for calls made by our mobile subscribers in MTR’s facilities; billing-related costs; collection charges; impairment of trade receivables and cost of prepaid cards.  Cost of sales consists almost entirely of mobile phones and accessories costs and related collection charges.

Operating Expenses

Our operating expenses consist primarily of network costs, which include rentals for leased lines (between cell sites and our switching centers, between our switching centers, and for interconnection to FTNS operators and to international carriers), cell sites acquisition and rental and maintenance costs, as well as depreciation, salaries and related costs, advertising, promotion and other selling costs, amortization expense and other operating costs.

Income Taxes

We have not paid Hong Kong profits tax since inception because we have either sufficient tax losses brought forward to set off against net profits or no assessable profits for the years. See note 7 to our audited consolidated financial statements for detailed calculations.

Results of Operations

The following table summarizes our results of operations for the three years ended December 31, 2003, 2004 and 2005.

	Year Ended December 31,
HK GAAP	2003	2004	2005
	(Restated) HK$ million	(Restated) HK$ million	HK$ million
Operating revenues:
Mobile services	1,150.6	1,031.7	993.4
Sales of mobile phones and accessories	109.4	126.9	166.0
Total operating revenues	1,260.0	1,158.6	1,159.4
Costs of sales and services:
Mobile services	(196.7)	(212.6)	(237.0)
Sales of mobile phones and accessories	(133.3)	(143.9)	(198.5)
Total costs of sales and services	(330.0)	(356.5)	(435.5)
Gross profit	930.0	802.1	723.9
Other revenues	4.6	3.1	4.7
Operating expenses:
Network costs	(270.1)	(255.7)	(319.9)
Depreciation	(233.3)	(228.6)	(225.9)
Rent and related costs	(46.3)	(38.3)	(42.9)
Salaries and related costs	(152.0)	(128.9)	(140.0)
Advertising, promotion and other selling costs	(68.3)	(57.8)	(70.4)
Amortization expense	(29.8)	(26.0)	(31.6)
Other operating costs	(45.0)	(39.1)	(53.5)
Total operating expenses	(844.8)	(774.4)	(884.2)
Profit/(loss) from operations	89.8	30.8	(155.6)
Interest income	2.5	0.2	0.7
Finance costs	(52.8)	(26.3)	(42.1)
Share of loss from a joint venture	(4.4)	(0.3)	—
Profit/(loss) attributable to shareholders	35.1	4.4	(197.0)

2005 Compared with 2004

Our operating revenues remained stable at HK$1,159.4 million in 2005 from HK$1,158.6 million in 2004. The increase in mobile phones and accessories sales was partially offset by the decrease in mobile services revenue.  Revenues from mobile services and the sales of mobile phones and accessories accounted for 86% and 14%, respectively, of the operating revenues in 2005, compared to 89% and 11% in 2004.

Revenue from the mobile services business declined 4% to HK$993.4 million in 2005 from HK$1,031.7 million in 2004 as ARPU for postpaid services decreased to HK$169 in 2005 from HK$180 in 2004, in line with an industry-wide decline. Our mobile subscriber base increased 8% to approximately 738,000 subscribers in 2005 from approximately 684,000 in 2004.  Our average monthly churn rates of post-paid subscribers increased to 4.1% in 2005 from 3.9% in 2004.

The use of prepaid SIM cards has continued to grow. Prepaid subscriber numbers increased 10% to 282,000 in 2005 from 256,000 in 2004. However, ARPU for such prepaid subscribers decreased 24% to HK$28 in 2005 from HK$37 in 2004 due to aggressive price promotions initiated by some of our competitors.

While revenues from wireless voice services have been the dominant source of our revenue, revenues from wireless messaging and data services increased 20% to HK$97.7 million in 2005 from HK$81.3 million in 2004.

Revenue from sales of mobile phones and accessories increased 31% to HK$166.0 million in 2005 from HK$126.9 million in 2004 as more new handset models were launched and sales volumes increased.

Total cost of sales and services increased 22% to HK$435.5 million in 2005 compared to HK$356.5 million in 2004, primarily due to higher usage of free minutes and increased customer acquisition costs during the year.  Cost of mobile services increased to 24% of revenue from mobile services in 2005 from 21% in 2004.

As a result of the foregoing, gross profit decreased 10% to HK$723.9 million in 2005 from HK$802.1 million in 2004.  Gross profit margin decreased to 62% in 2005 from 69% in 2004.

Operating expenses increased 14% to HK$884.2 million in 2005 from HK$774.4 million in 2004, primarily as a result of network costs primarily related to 3G.  In 2005, we continued to roll-out our 3G network by doubling the number of cell sites. The 2G/2.5G network coverage has also been improved by adding approximately 10% more cell sites.  We achieved operating efficiency by saving 11% in operating costs, excluding depreciation and amortization, year-on-year for our 2G operations although, as expected, 3G operating costs increased in the lead up to the trial service launch in early 2006.

Finance costs increased 60% to HK$42.1 million in 2005 compared to HK$26.3 million in 2004, primarily due to the increased loan amount drawn down under long-term loan facilities provided by Huawei and the PCCW Group to support the 3G network build-up. The finance costs for 2005 also included arrangement fees and early repayment charges in respect of the Huawei facilities. In July 2005, we repaid the outstanding loans under the Huawei facilities by drawing down inter-company loan facilities arranged with the PCCW Group at normal commercial rates.

We recorded a net loss of HK$197.0 million in 2005 as compared with a net profit of HK$4.4 million in 2004. The decrease in net profit was mainly due to higher usage of free minutes and increased customer acquisition costs and increases in network costs primarily related to 3G.

2004 Compared with 2003

We recorded a net profit of HK$4.4 million in 2004 as compared with a net profit of HK$35.1 million in 2003. The decrease in net profit was mainly attributable to the decrease in service revenues and 3G-related operating costs.

The year 2004 was challenging. Some of our competitors launched aggressive price promotions and heavy handset subsidies to secure short-term gains. As a result, our operating revenues in 2004 declined 8% as compared with 2003. Revenues from mobile services and the sales of mobile phones and accessories accounted for 89% and 11%, respectively, of the operating revenues in 2004.

Revenue from the mobile services business for 2004 declined 10% to HK$1,031.7 million from HK$1,150.6 million in 2003 as ARPU fell to HK$180 in 2004 from HK$201 in 2003, in line with an industry-wide decline.

Revenue from sales of mobile phones and accessories increased 16% to HK$126.9 million in 2004 from HK$109.4 million in 2003.  The business made a gross loss of HK$17.0 million in 2004 as compared with a gross loss of HK$23.9 million in 2003, despite an increased use of handset promotions in the market for ongoing retention programs and to acquire new customers.  The improvement was mainly attributable to the adoption of the future-focused strategy – namely, offering handset subsidy promotions for products which are most likely to encourage an increase in data usage, and the introduction of premium handsets.

Despite difficult market conditions, our focus on service and network quality and our segmentation strategy enabled us to grow our mobile subscriber base, which increased 4% to 684,000 in 2004, and to reduce churn. We continued to make customer retention a priority. As a result, the average monthly gross churn rate for 2004, calculated as a percentage of opening subscribers, improved by 22% to 3.9%, as compared with 5.0% in 2003. The churn rate has further improved since the fourth quarter of 2004, and the churn rate in December 2004 was 3.7%.

The data services that we introduced were an important precursor to our 3G services, since the 3G technology is expected to move consumers further away from the mass market of mobile voice communications towards more tailored multimedia mobile services. Our efforts enabled us to post a strong increase in data service revenues, which rose by 32% to HK$81.3 million in 2004, while data services as a share of total mobile service revenues also increased to 9% by December 2004.

The use of prepaid SIM cards has continued to grow. Prepaid subscriber numbers increased 5% to 256,000 in 2004 from 243,000 in 2003. However, ARPU for such prepaid subscribers decreased to HK$37 in 2004 from HK$60 in 2003 due to aggressive price promotions initiated by some of our competitors.

Total operating revenue decreased 8%, but cost of sales and services increased 8% to HK$356.5 million in 2004 from HK$330.0 million in 2003.

Due to the factors listed above, gross profit decreased 14% to HK$802.1 million in 2004 from HK$930.0 million in 2003. Gross profit as a percentage of total operating revenues also decreased to 69% in 2004 from 74% in 2003, mainly due to lower tariff rates and lower mobile services revenue. Gross profit margin for mobile services decreased slightly to 79% in 2004 from 83% in 2003.

Operating expenses in 2004 decreased 8% to HK$774.4 million in 2004 from HK$844.8 million in 2003. This was achieved despite additional operating costs resulting from the 3G network roll-out, largely by efficiency gains and lower labor costs resulting from the setup of our operations center in Shenzhen in 2002, which enabled us to improve our service and network quality. Significant savings were made in all cost components. In particular, both salary and related costs and other operating costs decreased 15% and 13%, respectively, in 2004 despite an increase in headcount and the 3G roll-out.

Finance costs decreased HK$26.5 million year-on-year to HK$26.3 million in 2004. The decrease was mainly due to lower average debt levels and lower average borrowing rates in 2004 as a result of the full repayment of bank and vendor loans in January 2004 as well as the capitalization of interest and other incidental borrowing costs into fixed assets, which amounted to HK$1.3 million.

Share of loss from a joint venture decreased HK$4.1 million to HK$0.3 million in 2004 as we had fully written down the carrying value of our investment in and advances to a joint venture in Hong Kong in respect of development of applications for wireless communications in 2003.

5.B LIQUIDITY AND CAPITAL RESOURCES

The wireless communications and data businesses are capital intensive. Development of mobile, international long distance calling and data networks and service applications requires significant capital expenditures as well as considerable marketing, administrative and other expenditures that result in negative operating cash flow in the initial years of operation. We have been generating positive cash flows from operations since 2002.

Cash Flow from Operating Activities

Net cash inflow from operating activities decreased HK$177.8 million to HK$31.9 million in 2005 from HK$209.7 million in 2004, primarily due to lower operating profits, as a result of higher operating expenses and cost of sales and services, and higher interest paid during 2005.

Net cash inflow from operating activities decreased HK$70.0 million to HK$209.7 million in 2004 from HK$279.7 million in 2003, primarily due to lower operating profits as a result of lower mobile services revenues in 2004.

Cash Flow from Investing Activities

We recorded net cash outflow from investing activities of HK$547.6 million in 2005 as compared with a net cash inflow of HK$37.3 million in 2004 and a net cash outflow of HK$165.0 million in 2003.  The increase in cash outflow of HK$584.9 million in 2005 over 2004 was primarily due to an increase in cash invested in the construction of our 3G network.

The decrease in cash outflow from investing activities of HK$202.3 million in 2004 over 2003 was primarily due to a decrease in restricted cash deposits as a result of repayment of bank and vendor loans in January 2004, partially offset by a HK$70.0 million increase in cash invested in the construction of our 3G network.

Cash Flow from Financing Activities

Net cash provided by financing activities increased HK$669.5 million to HK$434.6 million in 2005, as compared to net cash used in financing activities of HK$234.9 million in 2004.  This increase was primarily the result of drawdown of HK$1,203.8 million under several facilities provided by the PCCW Group after our acquisition by the PCCW Group in 2005, HK$873.8 million of which was used to repay the HK$859.9 million outstanding under our facility agreement with Huawei and cover related incidental borrowing costs and HK$330.0 million of which was used to help finance the upgrade of our 2G network and the development of our 3G network.

Net cash used in financing activities increased HK$173.0 million to HK$234.9 million in 2004 from HK$61.9 million in 2003.  Repayment of bank loans and vendor loans, and payment of financing costs incidental to new vendor loans in 2004 amounted to HK$807.8 million.  This was partially offset by the draw down of HK$572.9 million under facilities provided by Huawei for loan repayment and financing the purchase of fixed assets.

Funding Arrangements

As of December 31, 2005, we had total long-term loans from the PCCW Group of HK$1,203.8 million and cash reserves of HK$34.2 million. Net debt (total long-term loans less cash reserves) amounted to HK$1,169.6 million, and the net debt-to-equity ratio (net debt divided by shareholders’ equity) was 2.3 times that as of December 31, 2005.

On September 11, 1998, we entered into a US$155 million secured vendor financing facility with, inter alia, Nortel, which included a revolving facility.  On September 11, 1998, we entered into a HK$600 million secured term loan with, inter alia, United Overseas Bank

Limited, or UOB.  Both of these facilities were fully utilized in 2000. We repaid both of these facilities in January 2004 through our operating cash flows and a HK$500 million term loan, or New Loan Facility, extended by Huawei in January 2004.

On January 8, 2004, we entered into the New Loan Facility with Huawei.  The New Loan Facility from Huawei was unsecured and carried a floating interest rate based on HIBOR.  We refinanced the New Loan Facility with a facility agreement, or the Facility Agreement, entered into with Huawei on May 13, 2004.  The Facility Agreement was entered into with Huawei in connection with, and provided the financing for, a supply agreement, or the Supply Agreement, with Huawei for the supply and installation, on a turnkey basis, of our 3G network.  In November 2004, the Facility Agreement was amended along with the Supply Agreement.  The amended Facility Agreement comprised a HK$1,208 million equipment supply term loan facility, a HK$500 million general term loan facility, and a 3G performance bond facility for the issuance of performance bonds required by the TA (under the terms of our 3G license) to be issued to the TA in the years 2004 to 2010 inclusive in an amount equal to the following five years’ spectrum utilization fees (as defined in the 3G license) payable to the TA under the 3G license after deducting payments already made by us.

The Facility Agreement provided for financial and other covenants and a security package that are customary for similar project financing arrangements.  In connection with our acquisition by the PCCW Group in June 2005, we repaid all outstanding loans and performance bonds and cancelled all available facilities in accordance with the terms of the Facility Agreement on July 29, 2005.  As of July 29, 2005, we had total outstanding borrowings under the Facility Agreement of approximately HK$859.9 million, which comprised approximately HK$434.9 million under the equipment supply facility, HK$425.0 million under the general facility, and HK$210.7 million under the 3G performance bond facility.

In July 2005, PCCW arranged with a bank to provide performance bonds in the aggregate amount of HK$210.7 million to replace the performance bonds provided to the TA under the 3G performance bond facility provided by Huawei.  Effective as of October 22, 2005, the aggregate amount of the performance bonds was increased to HK$301.2 million to comply with the license conditions of our 3G license.

Pursuant to a letter agreement dated July 25, 2005 made between PCCW and SUNDAY 3G, in consideration of PCCW having entered into the performance bond facility and arranging for the issue of performance bonds under such facility for our 3G license, SUNDAY 3G agreed and undertook to PCCW that:

(i)

SUNDAY 3G shall pay to PCCW an annual non-refundable commission based on the amount of performance bonds issued from time to time;

(ii)

any amount drawn under any performance bond is deemed as an advance by PCCW to SUNDAY 3G and such advance shall be immediately due and payable by SUNDAY 3G on demand being made by PCCW; and

(iii)

SUNDAY 3G shall hold PCCW harmless and indemnify PCCW against all actions, claims, demands and proceedings in connection with or in relation to a general letter of indemnity dated July 21, 2005 entered into by PCCW in favor of the bank providing the performance bond facility and shall pay to PCCW on first demand the amount of all costs, liabilities, claims, demands, damages, losses and expenses of any kind (on a full indemnity basis) which may be incurred or sustained by PCCW under such letter of indemnity.

On July 27, 2005, PCCW-HKT Limited, or HKT, an indirect wholly-owned subsidiary of PCCW entered into a facility agreement on normal commercial terms with Mandarin.  Pursuant to the facility agreement, HKT made available a general facility, or the HKT General Facility, with a term of three years and in the principal amount of HK$440.0 million, to be applied by Mandarin to repay amounts outstanding under the general facility between Mandarin and Huawei, and an equipment facility, or the HKT Equipment Facility, with a term of five years and in the principal amount of HK$460.0 million, to be applied by Mandarin to repay amounts outstanding under the equipment supply facility between Mandarin and Huawei.  The HKT General Facility and the HKT Equipment Facility are unsecured and bear interest at a rate equal to the cost of funds notified by HKT to Mandarin from time to time plus a margin of 0.25% per annum.

On July 29, 2005, approximately HK$429.6 million of the HKT General Facility and approximately HK$444.2 million of the HKT Equipment Facility were drawn down and used by Mandarin to repay the outstanding principal amounts, accrued interest, commitment fees and early repayment charges under the Facility Agreement.

On September 9, 2005, PCCW Services Limited, or PCCW Services, a direct wholly-owned subsidiary of PCCW, entered into a HK$673.5 million facility agreement with Mandarin, or the PCCW Services Facility, on normal commercial terms, to finance implementation of the 3G network and upgrade of the 2G network.

On October 3, 2005, HKT entered into a HK$100.0 million facility agreement with Mandarin, or the HKT 3G Facility, on normal commercial terms, to finance implementation of the 3G network.

On November 18, 2005, PCCW Services entered into a HK$230.0 million facility agreement with Mandarin, or the PCCW Services Facility 2, on normal commercial terms, to finance the implementation of the 3G network.

As of December 31, 2005, loans totaling HK$330 million had been drawn down under the PCCW Services Facility, the HKT 3G Facility and the PCCW Services Facility 2.  The loans are unsecured and bear interest at a rate equal to the cost of funds notified by PCCW Services or HKT, as the case may be, to Mandarin from time to time plus a margin of 0.25% per annum.

The table below sets out the outstanding long-term debts and effective interest rates of the respective facilities as of December 31, 2005:

	HK$ millions	Effective Interest Rate
General Facility	429.6	5.50%
Equipment Supply Facilities	774.2	5.50%

The table below sets out the repayment schedule for our borrowings as of December 31, 2005:

HK$ millions
Balance due in:
Year 2006	—
Year 2007	—
Year 2008 and thereafter	1,203.8
1,203.8

Pledges

As of December 31, 2005, Mandarin has pledged a fixed deposit to UOB to obtain a guarantee of HK$0.8 million to the Hong Kong Airport Authority in relation to our network facilities installed at the Chek Lap Kok airport. The guarantee will expire in March 2007.

Capital Expenditure and Capital Resources

We made capital expenditures of HK$546 million for the year ended December 31, 2005, primarily related to the construction of our 3G network and coverage and capacity enhancement for GPRS services.  We made capital expenditures of HK$301 million for the year ended December 31, 2004, primarily related to the construction of our 3G network.  We made capital expenditures of HK$72 million for the year ended December 31, 2003, primarily related to the maintenance of our 2G network. Such capital expenditures were mainly funded by cash flows generated from operating activities and loans from vendors and the PCCW Group.

We expect that our principal liquidity requirements for 2006 will include our expected capital expenditures for the maintenance and development of our 2G and 3G networks to further enhance their coverage and service quality. We expect to fund our liquidity requirements primarily through cash flow from operations and borrowings from the PCCW Group on normal commercial terms.  See “Liquidity and Capital Resources ― Funding Arrangements”.

Following our acquisition by the PCCW Group, we have adopted the PCCW Group treasury policies, guidelines and control procedures, which are designed to ensure that we maintain an optimal level of liquidity to support current and future business requirements and to meet our liabilities when due. See “Item 4. Information on the Company – 4.A. History and Development – Acquisition by PCCW”.  The Finance and Management Committee, a subcommittee of the Executive Committee of PCCW’s board of directors, meets regularly to review the funding and treasury policies. Interest rate and exchange rate exposure is continuously monitored and, if appropriate, financial instruments will be utilized to manage the risk.

Our borrowing requirements are not subject to seasonality.

As of December 31, 2005, we had HK$33.4 million in cash and cash equivalents. A significant portion of our cash and cash equivalents is held in HK dollars.  Based on our working capital projection, which has taken into account our available loans from the PCCW Group at December 31, 2005, we believe that we have adequate working capital to meet our current requirements.

Inflation

Hong Kong experienced an economic downturn and asset deflation over several years prior to mid-2004. Since then, the economy has moved into a period of growth with low inflation. We do not believe that the general inflationary environment in Hong Kong has had or will have any material impact on our business. The annual deflation rate in Hong Kong was approximately 1.9% for the year ended December 31, 2003, with an annual inflation rate of 0.2% and 1.8% for the years ended December 31, 2004 and 2005, respectively.

US GAAP Reconciliation

We prepare our consolidated financial statements in accordance with HK GAAP, which differs in certain material respects from US GAAP. Note 28 to our audited consolidated financial statements provides a description of the significant differences between HK GAAP and US GAAP.

The differences between HK GAAP and US GAAP include significant differences in the presentation of our results of operations. Under HK GAAP, consolidated statements of profits and losses are reported by nature whereby network costs are presented separately under operating expenses and impairment of trade receivables are presented under cost of services. Under US GAAP, however, consolidated statements of profits and losses are reported by function and the network costs and salaries and related costs, excluding depreciation, which are directly related to the generation of revenue are included in cost of services. Rental, salaries and related costs and bad debt expenses are presented under selling, general and administrative expenses.

Other differences between HK GAAP and US GAAP include accounting for and disclosure of deferred taxation and compensation costs in respect of grant of share options to employees and the accounting treatment of mobile service connection fees and subscriber acquisition costs.

The adoption of HKAS 38 in relation to subscriber acquisition costs, which became effective for accounting periods beginning on or after January 1, 2005, has resulted in significant differences in the presentation of our results of operation under HK GAAP and US GAAP. Under HK GAAP, costs to acquire contractual relationships with mobile subscribers are capitalized if it is probable that there will be an inflow of expected future economic benefits from the subscribers to us and such costs can be measured reliably.  Capitalized subscriber acquisition costs are amortized on the straight-line basis over the minimum contractual period. Under US GAAP, subscriber acquisition costs are expensed as incurred since there is no direct incremental revenue generated and the contractual relationships with mobile subscribers are not enforceable.

A reconciliation of net loss/profit and total shareholders’ equity as of and for the years ended December 31, 2003, 2004 and 2005 under HK GAAP to the comparable amounts determined under US GAAP is also provided in note 28 to our audited consolidated financial statements.

5.C RESEARCH AND DEVELOPMENT

We believe that our success depends on our ability to improve applications in anticipation of emerging technologies. We will introduce new services and products through:

•

internal R&D efforts;

•

market research; and

•

incorporation of new technologies and applications from third parties.

Since our inception, we have envisaged the convergence of mobile communications and data technologies and in anticipation of such convergence, we have, in conjunction with Nortel, improved and installed onto our 2G mobile network a number of enhanced and location based services and products.

Our product development, principally relating to improvement of commercially available service applications, is undertaken primarily by a dedicated team which works closely with both device and software vendors to develop innovative and user friendly wireless data applications and services based on existing and the GPRS technologies to our subscribers.

We rolled out our 3G data card service on June 12, 2005. Our 3G network was constructed by Huawei, and covers the whole of Hong Kong. It incorporates Huawei’s network solutions, including an R4-based softswitch core network, a packet domain core network, more than 1,000 base stations, service platforms and terminals. We have established a close working relationship with Huawei on technology development and production innovation regarding 3G applications and services. Huawei has strong research and development capabilities and we believe our proximity of Huawei's base in Shenzhen, the PRC to Hong Kong helps us to develop tailor-made services and bring them to market quickly.

5.D TREND INFORMATION

The information required is provided elsewhere in Item 4 and Item 5.

5.E OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements or any written options on non-financial assets.

5.F CONTRACTUAL OBLIGATIONS

The following table sets forth certain information regarding our contractual obligations to make future payments as of December 31, 2005:

	Payment Due by Period (HK$ million)
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations
Trade payables	48.6	48.6	—	—	—
Other payables and accrued charges	233.2	233.2	—	—	—
Amounts due to the PCCW Group	9.2	9.2	—	—	—
3G license fees liability	1,056.8	—	130.4	170.9	755.5
Loans from the PCCW Group (principal amount)	1,203.8	—	759.6	444.2	—
Obligations under finance leases	2.3	1.0	1.3	—	—
Total	2,553.9	292.0	891.3	615.1	755.5

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2005:

	Amount of Commitment Expiration by Period (HK$ million)
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Commercial Commitments
Operating lease commitments	442.0	256.5	126.3	24.9	34.3
Capital commitments	1,035.6	465.0	570.6	—	—
Total	1,477.6	721.5	696.9	24.9	34.3

The actual schedule of payments in respect of our capital commitments will be dependent on the rate of rollout of the remainder of our 3G network, which will depend on the demand for such 3G services in the telecommunications market in Hong Kong over the upcoming months.  For the details regarding the contractual and commercial commitments set forth above, please see notes 17 and 18 of our audited consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

Directors

In accordance with the agreement between Distacom, USI and PCCW as set out in the First and Second Agreements, on July 8, 2005, Alexander Anthony Arena, Chan Wing Wa, Chow Ding Man, Chan Kee Sun, Tom, Hui Hon Hing, Susanna and Kwok Yuen Man, Marisa were appointed as directors to our board of directors, or Board. On July 29, 2005, Richard John Siemens, Cheng Wai Sun, Edward, William Bruce Hicks, Kuldeep Saran, Leung Chun Keung, Andrew and Kenneth Michael Katz resigned as directors.  Zheng Hongqing and Kwok Yuen Man, Marisa resigned as directors on January 16, 2006 and February 28, 2006, respectively.

As of April 30, 2006, our directors are as follows:

Name	Position	Date of Appointment

Alexander Anthony Arena	Chairman and Executive Director	July 8, 2005
Chan Kee Sun, Tom	Executive Director	July 8, 2005

Name	Position	Date of Appointment
Chan Wing Wa	Executive Director	July 8, 2005
Chow Ding Man	Executive Director	July 8, 2005
Hui Hon Hing, Susanna	Executive Director	July 8, 2005
John William Crawford	Independent Non-executive Director	November 10, 2003
Henry Michael Pearson Miles	Independent Non-executive Director	January 27, 2000
Robert John Richard Owen	Independent Non-executive Director	January 27, 2000

Alexander Anthony Arena, aged 55, is chairman and an executive director of SUNDAY and chairman of SUNDAY’s Executive, Nomination and Remuneration Committees. Mr. Arena is also an executive director of PCCW, deputy chairman of PCCW’s Executive Committee, group chief financial officer of PCCW, a director of Pacific Century Regional Developments Limited and an executive director and Executive Committee member of Pacific Century Premium Developments Limited. He joined the Pacific Century Group in 1998.

Prior to joining the Pacific Century Group, Mr. Arena was Special Policy Adviser to the Hong Kong Government from 1997 to 1998. From 1993 to 1997, he was director-general of telecommunications at the Office of the Telecommunications Authority (OFTA) of Hong Kong, as well as a member of the Broadcasting Authority.

Before his OFTA appointment as director-general, Mr. Arena was recruited to plan a reform program for the liberalization of Hong Kong’s telecommunications sector. Prior to his appointment to the Hong Kong Government, he was an inaugural member of the Australian Telecommunications Authority, which he served for four years.

Mr. Arena has led an extensive career in public administration, specializing in high technology and infrastructure industries. From a practising radio/communications engineer to a public policy maker, his experience spans such diverse areas as the commercialization of government-owned business enterprises and deregulation in the aviation, transport, telecommunications and postal industries.

Mr. Arena graduated from the University of New South Wales, Australia, with a bachelor’s degree in electrical engineering. He completed an MBA at Melbourne University, Australia, and is a fellow member of the Hong Kong Institution of Engineers.

Chan Kee Sun, Tom, aged 48, is an executive director of SUNDAY and a member of SUNDAY’s Executive Committee. Mr. Chan is the managing director of PCCW Group’s consumer group and a member of PCCW’s Operational Committee. He joined the PCCW Group in September 1988.

Mr. Chan has more than 17 years’ experience with the PCCW Group in various managerial and executive roles, covering finance, regulatory, carrier business, marketing and sales. He holds an honors degree in Accountancy and Economics from the University of Cardiff (UK). He is a Certified Public Accountant and a fellow member of both the Association of Chartered Certified Accountants and Chartered Institute of Marketing.

Chan Wing Wa, aged 55, is an executive director of SUNDAY and a member of SUNDAY’s Executive Committee. Mr. Chan is also managing director of Cascade Limited, PCCW Group’s network management arm. He joined Hong Kong Telephone Company (“HKTC”) in 1977 and has spent more than 28 years in senior positions in the network engineering departments of Hong Kong Telecommunications Limited, Cable & Wireless HKT Limited and PCCW Limited.

Mr. Chan served as director of network operations from January 1998 and was responsible for the planning and operation of the local fixed network supporting a full range of telecoms services including voice, narrowband and broadband data, interactive multimedia and carrier services addressing 3.7 million customers in Hong Kong. He took up the position of director of the chief executive’s office in November 1999. Then in August 2000, he became president of service operations in the telecommunications services sector overseeing network operations and customer services.

Before joining HKTC, Mr. Chan worked in the UK for one and a half years as a Software Design Engineer with Standard Telephones and Cables Ltd.

Mr. Chan gained a Polytechnic Diploma in Electrical and Electronic Engineering in 1975 from Plymouth Polytechnic in the UK and a Diploma in Management for Executive Development in 1986 from the Chinese University of Hong Kong. Mr. Chan is a Chartered Engineer and a member of the Institution of Electrical Engineers and the Hong Kong Institution of Engineers.

Chow Ding Man, aged 45, is an executive director of SUNDAY and a member of SUNDAY’s Executive Committee. Mr. Chow is also managing director of PCCW Group’s commercial group and a member of PCCW’s Operational Committee. He joined the PCCW

Group in February 1986 as a sales executive and has worked in various management positions. Mr. Chow graduated from the University of Hong Kong with a bachelor’s degree in biology. He has 19 years’ experience in business operations and management and an in-depth knowledge of the communications business in Hong Kong.

Hui Hon Hing, Susanna, aged 41, is an executive director, our Chief Financial Officer, or CFO, company secretary and a member of the Executive Committee of SUNDAY. Ms. Hui also serves as director of finance of PCCW Group, responsible for the telecommunications services sector and regulatory accounting. Prior to joining PCCW Group in 1999, she was the chief financial officer of a listed company engaged in hotel and property investment and management. Ms. Hui graduated from the University of Hong Kong with first class honors. She is a qualified accountant and a member of both the Hong Kong Institute of Certified Public Accountants and the American Institute of Certified Public Accountants.

John William Crawford JP, aged 63, is an independent non-executive director of SUNDAY and as such is a member of SUNDAY’s Nomination, Remuneration and Audit Committees on which he also serves as designated financial expert.

Mr. Crawford joined the SUNDAY Board in November 2003. He was a founding partner of Ernst & Young, Hong Kong and vice-chairman of the firm until he retired in 1997. During his 25 years in public accounting, he was also chairman of the audit division of Ernst & Young and was active in a number of large private and public company takeover and/or restructuring exercises. He has continued to provide consultancy and advice in a private capacity since his retirement and is also chairman of International Quality Education Limited. Mr. Crawford has been active in various community service areas and was a founding member of UNICEF Hong Kong Committee and the Hong Kong Institute of Directors. In 1997, he was appointed a Justice of the Peace in Hong Kong. He is a member of the Canadian International School of Hong Kong which he served as a governor for many years.

Henry Michael Pearson Miles OBE, aged 70, is an independent non-executive director of SUNDAY and a member of SUNDAY’s Nomination, Remuneration and Audit Committees.

Mr. Miles has been with SUNDAY since January 2000. He is currently chairman of Schroders plc registered in the UK. He has been chairman of Johnson Matthey plc from June 1998 to March 31, 2006 and a non-executive director of BP from May 1994 to April 20, 2006.  Between 1984 and 1988, he was chairman of Swire Pacific Limited and Cathay Pacific Airways Ltd. He was also a non-executive director of Hongkong Bank from 1984 to 1988. Between 1976 and 1999, he was a director of John Swire and Sons (Hong Kong) Limited. Between 1988 and 1999, he was an executive director of John Swire & Sons Limited of which he is now an advisor. Mr. Miles was vice-president of the China-British Trade Group from 1990 to 1999 and is a committee member of the Hong Kong Association.

Robert John Richard Owen, aged 66, is an independent non-executive director of SUNDAY and a member of SUNDAY’s Nomination, Remuneration and Audit Committees.

Mr. Owen has been with SUNDAY since January 2000. From 1979 to 1987, he held various positions with Lloyds Bank, including chairman of Lloyds Merchant Bank and director of Investment Banking of the Lloyds Bank group. In 1988, Mr. Owen was recruited by the Hong Kong Government to advise on securities markets and lead the implementation of extensive reforms to the regulation and operation of Hong Kong’s securities and futures markets. From 1989 to 1992, he served as the first chairman of the Securities and Futures Commission. Since 1992, Mr. Owen has held a number of concurrent positions that have included chairman of Crosby Capital Partners Ltd. from 2001, director of Nomura International (Hong Kong) Limited from 1994 to 2004, member of the Regulatory Council of the Dubai International Financial Centre from 2002, Lloyds of London council member from 1993 to 1996, chairman of Techpacific Capital Ltd. from 1999 to early 2004, chairman of the International Securities Consultancy Ltd. from 2000, director of Singapore Exchange Limited from 2004, director of Citibank (Hong Kong) Ltd. from 2005 and chairman of IB Daiwa Limited from 2005. He has also held directorships of various other companies and investment funds.

The following persons resigned as directors during the period from January 1, 2005 to April 30, 2006:

Name	Position	Date of Resignation
Richard John Siemens	Co-Chairman and Executive Director	July 29, 2005
Cheng Wai Sun, Edward	Co-Chairman and Executive Director	July 29, 2005
William Bruce Hicks	Group Managing Director	July 29, 2005
Kuldeep Saran	Executive Director	July 29, 2005
Leung Chun Keung, Andrew	Executive Director	July 29, 2005
Kenneth Michael Katz	Non-executive Director	July 29, 2005
Zheng Hongqing	Non-executive Director	January 16, 2006
Kwok Yuen Man, Marisa	Executive Director	February 28, 2006

Senior Management

So Chak Kwong, Jack, aged 61, is a member of SUNDAY’s Executive Committee. Mr. So joined PCCW in 2003 as deputy chairman and group managing director.  After beginning his career with the Hong Kong Government, Mr. So joined the private sector in 1978 and held various posts in the securities, banking and property. Before taking up his post at PCCW, Mr. So was chairman and chief executive of the Mass Transit Railway Corporation Limited from 1995 to 2003. He served as executive director of the Hong Kong Trade Development Council from 1985 to 1992. Mr. So is a non-executive director of The Hong Kong and Shanghai Banking Corporation Limited and Cathay Pacific Airways Limited.  He also sits on a number of other committees and organizations, including The University of Hong Kong Council, the Hong Kong General Chamber of Commerce and the Hong Kong – United States Business Council and Film Development Committee of the HKSAR.

William Bruce Hicks, aged 44, is our Chief Executive Officer, or CEO, and has been with SUNDAY since the Company’s inception in 1995 when he led the team which successfully acquired SUNDAY’s PCS license.  Mr. Hicks has been a non-executive director of e-Kong Group Ltd since 2001 and has been a partner and director of various companies within the Distacom group since 1994.  Prior to joining the Distacom group, Mr. Hicks was at Hutchison Telecom, where he was responsible for technical operations in Hong Kong and actively involved in new business development in Asia and Europe.  Mr. Hicks, a Canadian, began his career with Motorola Inc. in the United States.  He received his BSEE degree form Michigan Technological University in 1983 and an MBA from the International Management Institute in Geneva, Switzerland in 1987.

6.B COMPENSATION

For the year ended December 31, 2005, the aggregate compensation paid to our directors and senior management was as follows:

Directors	Directors’ Fees	Salary, other allowances and benefits-in-kind	Retirement scheme contributions	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Executive Directors
Richard John Siemens(1)	—	867	18	885
Cheng Wai Sun, Edward(1)	—	867	18	885
William Bruce Hicks(1)	—	2,811	15	2,826
Kuldeep Saran(1)	—	867	18	885
Leung Chun Keung, Andrew(1)	—	867	18	885
Alexander Anthony Arena(2)	—	—	—	—
Chan Kee Sun, Tom(2)	—	—	—	—
Chan Wing Wa(2)	—	—	—	—
Chow Ding Man(2)	—	—	—	—
Hui Hon Hing, Susanna(2)	—	—	—	—
Kwok Yuen Man, Marisa(3)	—	—	—	—
Non-executive Directors
Kenneth Michael Katz(1)	—	—	—	—
Zheng Hongqing(4)	—	—	—	—
Independent Non-executive Directors
John William Crawford	200	—	—	200
Henry Michael Pearson Miles	200	—	—	200
Robert John Richard Owen	200	—	—	200
	600	6,279	87	6,966

(1)

Resigned on July 29, 2005.

(2)

Appointed on July 8, 2005.

(3)

Appointed on July 8, 2005 and resigned on February 28, 2006.

(4)

Resigned on January 16, 2006.

No options were granted to or exercised by our directors or senior management in 2005.

6.C BOARD PRACTICES

As of April 30, 2006, our Board consisted of eight members, three of whom are independent non-executive directors. Pursuant to our Articles of Association, one-third of our directors shall retire from office by rotation provided that every director shall be subject to retirement by rotation at least once every three years and be eligible for re-election at each annual general meeting. There are no provisions relating to retirement of directors upon reaching any age limit. None of the directors has entered into or is proposing to enter into a service contract with the Company or its subsidiaries, which may not be terminated by the employer within one year without payment of compensation (other than statutory compensation).

Our Board is scheduled to meet at least four times a year to determine overall strategic direction and corporate objectives and approve interim and annual results, budgets and other significant matters. All directors are able to receive independent professional advice at the Company’s expense in furtherance of their duties, if necessary.

Executive Committee

Our Board appointed an Executive Committee which consists of our executive directors and key management staff. This Executive Committee operates as a general management committee with overall delegated authority from our Board and determines the SUNDAY Group’s strategies, reviews trading performance, ensures adequate funding, examines major investments and monitors management performance. The Executive Committee reports through the Chairman to the Board.  The members of the Executive Committee are Alexander Anthony Arena, So Chak Kwong, Jack, Chan Kee Sun, Tom, Chan Wing Wa, Chow Ding Man and Hui Hon Hing, Susanna.

Audit Committee

Our Board also appointed an Audit Committee, with written terms of reference that set out the authorities and duties of the committee, which consists of the three independent non-executive directors. Its principal duties include selecting and engaging on our behalf independent public accountants to audit our financial statements, reviewing and approving the nature and scope of both the statutory and internal audits, considering and approving our interim and annual financial statements, and reviewing the adequacy and effectiveness of our accounting and financial controls. The Audit Committee re-assesses its audit committee charter, or terms of reference, on an annual basis. The Audit Committee meets at least twice a year and also meets regularly with the external auditors and our internal audit personnel and follows up with management regularly regarding any actions arising from the audits.  The members of the Audit Committee are John William Crawford, Henry Michael Pearson Miles and Robert John Richard Owen. During the year ended December 31, 2005, the Audit Committee met three times.

Remuneration Committee

Our Board has also appointed a Remuneration Committee to review and approve the remuneration of our directors and officers and such other matters relating to remuneration, as directed by the Board from time to time and to provide effective supervision and administration of our share option scheme. During the review process, the directors concerned are not involved in decisions relating to their own remuneration.  The members of the Remuneration Committee are Alexander Anthony Arena, John William Crawford, Henry Michael Pearson Miles and Robert John Richard Owen.

Nomination Committee

Our Board has also appointed a Nomination Committee to make recommendations to our Board on the appointment and re-appointment of directors, structure, size and composition of our Board and to ensure fair and transparent procedures for the appointment and re-appointment of directors to the Board.  The members of our Nomination Committee are Alexander Anthony Arena, John William Crawford, Henry Michael Pearson Miles and Robert John Richard Owen.

INTERNAL AUDIT

An internal audit function was established in May 2001 under an Internal Audit Charter setting out the authorities and responsibilities approved and adopted by the Audit Committee. The internal audit function is an independent unit which provides to our Board an independent appraisal of our system of internal controls by means of conducting reviews to evaluate the adequacy and effectiveness of the controls established to safeguard shareholder investments and our assets.  The review procedures cover key financial, operational and risk management controls.

EXEMPTIONS FROM NASDAQ CORPORATE GOVERNANCE REQUIREMENTS

Nasdaq allows foreign private issuers, such as ourselves, to follow home-country practice in lieu of certain of its corporate governance rules. We are subject to the Code on Corporate Governance Practices of the SEHK Listing Rules, or the Code, which requires us to disclose in our Hong Kong annual report whether we have complied with the Code during the period covered by the Annual Report and any deviations from the Code with considered reasons. Nasdaq also provides certain exemptions for companies of which more than 50% of the voting power is held by an individual, group or company. We are currently exempt from compliance with the following Nasdaq rules.

Pursuant to Nasdaq rules, independent directors must comprise a majority of the Board. We are exempt from the Nasdaq rules pertaining to independent directors by virtue of the fact that we are a “controlled company” as a result of PCCW Mobile’s beneficial ownership of more than 50% of our shares. The SEHK Listing Rules require companies to have at least three independent non-executive directors. As of April 30, 2006, our Board had three independent non-executive directors, which represents more than one-third of its total members. We determine the independence of our independent non-executive directors in accordance with the SEHK Listing Rules which are based on criteria similar to those under the Nasdaq rules.

Pursuant to Nasdaq rules, independent directors are required to hold regularly scheduled meetings at which only independent directors are present. We do not hold such executive sections as they are not required under the SEHK Listing Rules.

Pursuant to Nasdaq rules, independent directors must be responsible for the compensation of executive officers and for nominating directors. We are exempt from this Nasdaq rule by virtue of the fact that we are a “controlled company” as a result of PCCW Mobile’s beneficial ownership of more than 50% of our shares. Our Remuneration and Nomination Committees, which in accordance with the SEHK Listing Rules perform functions similar to those required by the Nasdaq rules, each include a majority of members who are independent non-executive directors.

Pursuant to Nasdaq rules, companies must have an audit committee whose members meet certain independence requirements, in addition to the independence requirements of the U.S. Securities Exchange Act. We comply with the independence requirements of the U.S. Securities Exchange Act and the independence requirements of the SEHK Listing Rules, which are based on criteria similar to those under the Nasdaq rules.

Pursuant to Nasdaq rules, the audit committee charter must specify the audit committee’s responsibility for ensuring its receipt from the outside auditors of a formal written statement delineating all relationships between the auditor and the company and the audit committee’s responsibility for actively engaging in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full board take, appropriate action to oversee the independence of the outside auditor. Our audit committee charter, or terms of reference, specifies the Audit Committee’s responsibility for reviewing and monitoring the external auditor’s independence and objectivity and the effectiveness of the audit process. Our audit committee charter, or terms of reference, satisfies the requirements of Rule 10A-3 of the U.S. Securities Exchange Act.

Pursuant to Nasdaq rules, shareholders’ approval is required before issuing securities under certain circumstances. We comply with the SEHK Listing Rules related to shareholders’ approval for the issuance of the Company’s securities.

Pursuant to Nasdaq rules, companies are required to solicit proxies and provide proxy statements for all shareholder meetings and furnish copies of such proxy solicitation to Nasdaq. As a Cayman Islands company, we are only required to send notices of general meetings of shareholders in the manner prescribed by our Articles of Association. Also, under Hong Kong law and the rules of the SEHK, we publish notices of our shareholder meetings in a local newspaper of general circulation and distribute such notices to shareholders together with proxy cards.

6.D EMPLOYEES

The number of our employees increased 9% to 908 employees as of December 31, 2005 from 831 employees as of December 31, 2004. As of December 31, 2005, 612 employees were in Hong Kong and 296 employees were in Shenzhen, the PRC. We offer comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual performance and the performance of the SUNDAY Group. Other staff benefits include Mandatory Provident Fund schemes, subsidized medical care and subsidies for external educational and training programs.

We adopted an employee share option scheme on March 1, 2000, or the Old Scheme. On May 22, 2002, our shareholders approved the adoption of a new share option scheme, or the New Scheme and the termination of the Old Scheme.  See “Item 6.E. Share Ownership – Share Option Scheme”.

6.E SHARE OWNERSHIP

As of April 30, 2006, none of the directors or senior management had any interests in the voting securities of the Company.

Statements as to securities beneficially owned by directors and senior management, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and senior management and from records available to us.

Share Option Scheme

Share Option Scheme Adopted on March 1, 2000

We adopted the Old Scheme on March 1, 2000. On May 22, 2002, our shareholders approved the adoption of the New Scheme and the termination of the Old Scheme.  Upon termination of the Old Scheme, no further options were offered under the Old Scheme, but the provisions of the Old Scheme remained in full force until all outstanding share options had either been cancelled or had lapsed under the terms of the Old Scheme by August 9, 2005, being one month after the date on which the mandatory unconditional cash offer made by PCCW Mobile in July 2005 became unconditional.  See “Item 4. Information on the Company – 4.A. History and Development – Acquisition by PCCW”.  Under the terms of the Old Scheme, our Board could, in its discretion from time to time, and subject to such conditions as it determined, within 10 years beginning on the adoption date, offer to grant qualifying employees and directors of our company or our subsidiaries options to subscribe for our shares. Upon accepting an option, a grantee was required to pay HK$1.00 token of acceptance to us as consideration for the grant.

The maximum number of shares over which options could have been granted under the Old Scheme could not, when aggregated with any shares subject to any other executive and employee share option scheme involving the issue or grant of options over our shares and other securities, exceed 10% of our issued share capital from time to time (excluding for this purpose from the issued share capital any shares which had been issued on the exercise of any option granted under the Old Scheme). The number of shares over which an option could have been granted to any one person at any time was limited such that no person could have been granted an option, which, if exercised in full, would result in such person becoming entitled to subscribe for shares which, when aggregated with the total number of shares subscribed under options previously granted to that employee, would exceed 25% of the aggregate number of shares over which all options may be granted under the Old Scheme.

Our Board was permitted to determine, in its discretion, the consideration for a share payable by a participant upon the exercise of any option granted under the Old Scheme, save such price could not have been less than the higher of: (1) the nominal value of a share; or (2) 80% of the average of the closing prices of our shares on the SEHK on the five trading days immediately preceding the date of grant of the option on which there were dealings in our shares on the SEHK.

Our Board had absolute discretion to determine the exercise period of any option, except that no option may be exercised more than 10 years after its grant.

Where there was any change in our capital structure, such corresponding alterations were to be made in the number of shares subject to any option, the subscription price, the method of exercise of any option and/or the maximum number of shares available for subscription under the Old Scheme as independent auditors shall certify in their opinion to be fair and reasonable. No change in our capital structure was permitted where it would have caused shares to be issued below their nominal value.

Our Board was permitted in certain circumstances to alter the Old Scheme by resolution, except that any material alterations to the terms were subject to prior approval by the SEHK. No alteration was permitted to certain provisions to the extent such alteration would have adversely affected any options granted or agreed to be granted before the date of such alteration, save with the consent of the holders of not less than two-thirds of the shares to be issued on exercise of the relevant options.

On March 23, 2000, we granted 39,586,616 share options to all employees hired on or before March 22, 2000 for a total consideration of HK$630. The share options were exercisable at HK$3.05 per share. On May 31, 2000, we granted 146,483,120 share options to all employees and executive directors for a total consideration of HK$682, exercisable at HK$1.01 per share, and 3,108,961 share options to employees hired after March 22, 2000 for a total consideration of HK$93, exercisable at HK$3.05 per share. On January 19, 2001, we granted 4,213,147 share options to employees hired after May 30, 2000 for a total consideration of HK$178, exercisable at HK$1.01 per share. Of the options granted, generally, 40% became exercisable after one year from the grant date and 30% per annum during the following two years.

During the year ended December 31, 2002, no options were granted and options over 35.4 million shares were forfeited upon termination of employment of certain employees.

In March 2003, options for over 75 million shares of the five executive directors were cancelled at a total consideration of HK$5. All outstanding share options had either been cancelled or had lapsed under the terms of the Old Scheme by August 9, 2005, being one month after the date on which the mandatory unconditional cash offer made by PCCW Mobile in July 2005 became unconditional.

Share Option Scheme Adopted on May 22, 2002

Chapter 17 of the SEHK Listing Rules, which governs the operation of share option schemes of companies listed in Hong Kong, was amended in September 2001. In response to such changes, at an extraordinary general meeting on May 22, 2002, our shareholders approved the adoption of the New Scheme which complies with the amended Chapter 17 and termination of the Old Scheme.

Under the New Scheme, our Board may, at its discretion, within ten years commencing on the date of adoption of the New Scheme, grant options to the eligible participants that include (i) any director, employee, consultant, customer, supplier, agent, partner or adviser of or contractor to the SUNDAY Group or a company in which the SUNDAY Group holds an interest or a subsidiary of such company, or an affiliate; (ii) the trustee of any trust the beneficiary of which or any discretionary trust the discretionary objects of which include any director, employee, consultant, customer, supplier, agent, partner or adviser of or contractor to the SUNDAY Group or an Affiliate; and (iii) any company beneficially owned by any director, employee, consultant, customer, supplier, agent, partner, adviser of or contractor to the SUNDAY Group or an affiliate. Each grant of options to a director, chief executive or substantial shareholder or any of their respective associates must be approved in accordance with the requirements of the SEHK Listing Rules. Upon accepting an option, a grantee must pay HK$1.00 token of acceptance to us as consideration for the grant.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Scheme and any other schemes must not, in aggregate, exceed 30% of our shares in issue from time to time. No options may be granted under any share option scheme (including the New Scheme) if this will result in the said 30% limit being exceeded.

The total number of shares available for issue pursuant to options which may be granted under the New Scheme and any other share option schemes must not, in aggregate, exceed 10% of our issued share capital as of the date of approval of the New Scheme by our shareholders, or the Scheme Mandate Limit, unless shareholders’ approval is obtained to refresh the Scheme Mandate Limit, provided that the Scheme Mandate Limit so refreshed must not exceed 10% of our issued share capital on the date of the shareholders’ approval. Upon any such refreshment, all options granted under the New Scheme and any other share option schemes (including those outstanding, cancelled, or lapsed in accordance with the New Scheme or any other share option scheme and exercised options) prior to the approval of such refreshment will not be counted for the purpose of calculating whether the refreshed Scheme Mandate Limit has been exceeded. Our Board may also seek separate shareholders’ approval in general meeting to grant options beyond the Scheme Mandate Limit (whether or not refreshed) provided that the options in excess of the Scheme Mandate Limit are granted only to the eligible participants specified by us before such approval is sought.

No option may be granted to any eligible participant which, if exercised in full, would result in the total number of shares issued and to be issued upon exercise of the share options already granted or to be granted to such eligible participant under the New Scheme (including exercised, cancelled and outstanding share options) in the 12-month period up to and including the new option grant date to exceed one per cent of our issued share capital as of the new option grant date. Any grant of further share options above this limit shall be subject to certain requirements provided under the SEHK Listing Rules.

The exercise price for any share under the New Scheme will be determined by our Board and notified to each grantee and will be not less than the highest of (i) the closing price of our shares as stated on the SEHK’s daily quotations sheet on the date of grant of the relevant option, which must be a business day, (ii) an amount equivalent to the average closing price of a share for the five business days immediately preceding the option grant date and (iii) the nominal value of a share.

As of April 30, 2006, no options had been granted under the New Scheme.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

The following table contains information concerning the ownership of our shares by each person who beneficially owns 5% or more of our shares as of April 30, 2006 to the extent that such information is available to us or can be ascertained from public filings.

Disclosure of interests in securities in Hong Kong is governed by the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance.  Under the Securities and Futures Ordinance, any person who is interested in 5% or more of the voting shares in a listed company is required to give notice to the SEHK and the listed company concerned.  Under the Securities and Futures Ordinance, the definition of “interests” is broader in scope than (i) the determination of beneficial ownership based on the U.S. Securities Exchange Act and related rules and regulations and (ii) the definition of “beneficial owner” as defined in the General Instructions of Form 20-F.  Therefore interests disclosed under the Securities and Futures Ordinance are not equivalent to beneficial ownership as determined by the U.S. Securities Exchange Act or the definition of “beneficial ownership” under the General Instructions of Form 20-F.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
PCCW(1)	2,372,672,256	79.35%
Huawei Technologies Co., Ltd.(2)	296,416,000	9.91%

(1)

Held through its indirect wholly-owned subsidiary, PCCW Mobile. PCCW Mobile first became a registered shareholder on June 22, 2005, the date of completion of purchase of the shares previously held by Distacom and USI.

(2)

Held through its subsidiary, Huawei.

As of April 30, 2006, approximately 150,764 ADSs (representing 15,076,400 shares) were issued and outstanding, which were held by approximately 1,000 beneficial holders in the United States.

PCCW is a major telecommunications service provider in Hong Kong and is one of Asia’s leading integrated communications companies. PCCW is incorporated in Hong Kong and, through its group companies, engages in the provision of local, mobile and  international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment and the provision of computer, engineering and other technical services, mainly in Hong Kong.  PCCW also invests in and develops systems integration and technology-related businesses, and invests in and develops infrastructure and properties in Hong Kong and in the PRC.

Huawei started acquiring our shares in the open market in January 2004. By February 5, 2004, Huawei had acquired a total of 163,848,000 shares, or approximately 5.5% of our total shares in issue. On March 18, 2004, Huawei’s interest in SUNDAY increased to 187,496,000 shares, or approximately 6.3% of our total shares in issue; to 212,488,000 shares, or approximately 7.1%, on May 11, 2004; and to 239,784,000 shares, or approximately 8.0% of our total shares in issue on May 24, 2004. On June 14, 2005, Huawei further increased its interest to 296,416,000 shares, or approximately 9.91% of our total shares in issue.

Our major shareholders have voting rights that are identical to all the other shareholders.

For a description of agreements and arrangements between our major shareholders and us, see “Item 7. Major Shareholders and  Related Party Transactions — 7.B. Related Party Transactions”.

7.B RELATED PARTY TRANSACTIONS

We have entered into a number of transactions with our major shareholders, beneficial shareholders, and their respective affiliates. We from time to time enter into transactions with the PCCW Group relating to services provided to or to be provided by us. We believe that such transactions have generally been as favorable to us as similar transactions with third parties would have been. Set forth below is a summary of such transactions.

Transactions with the PCCW Group

As of April 30, 2006, the PCCW Group beneficially owned approximately 79.35% of our shares.  For information regarding our acquisition by the PCCW Group in June 2005, see “Item 4. Information on the Company – 4.A. History and Development – Acquisition by PCCW”. We have entered into a number of agreements with the PCCW Group, some of which pre-date our acquisition by the PCCW Group.

After our acquisition by the PCCW Group, the PCCW Group also provided us with several inter-company loans and arranged a performance bond facility on our behalf.  For the details of these inter-company loans and the performance bond facility, see “Item 10. Additional Information – 10.C. – Material Contracts”.

After our acquisition by the PCCW Group, the PCCW Group has continued to provide certain types of leased circuits and interconnection capacity to us. The total charges in respect of the provision of such leased circuits paid by us to the PCCW Group for the year ended December 31, 2005 was approximately HK$26.4 million.

In accordance with the regulations of OFTA, wireless operators are required to pay interconnection charges to the PCCW Group for transmission of mobile calls via the PCCW Group’s public switched telephone network. The rates for the interconnection charges payable to the PCCW Group are regulated by OFTA.  The total interconnection charges paid by us to the PCCW Group for the year ended December 31, 2005 was approximately HK$20.6 million.

In 2005, the PCCW Group purchased mobile phones and trade-in mobile phones from us in an amount of approximately HK$20.8 million.

We have also entered into a number of other agreements with the PCCW Group in connection with, or in anticipation of, our new business model, which we began implementing in late April 2006.  For information on our new business model, see “Item 4. Information on the Company – 4.A. History and Development – Business Development”.  All such agreements with the PCCW Group are on normal commercial terms and were approved by our independent shareholders at our extraordinary general meeting on April 26, 2006.  Moreover, none of the wholesale and outsourcing arrangements with the PCCW Group are exclusive and we are free to have other wholesale and outsourcing arrangements with third parties.  Our agreements with the PCCW Group generally have a term of three years, unless terminated by either party. Early termination under these agreements requires at least six months notice.  Early termination by the PCCW Group under certain agreements requires at least nine months notice.

Central to our new business model are agreements under which we will sell our 2G and 3G product offerings to the PCCW Group on a wholesale basis for resale to their customers.

The 2G Wholesale Mobile Services Agreement dated April 7, 2006 provides for Mandarin to sell to PCCW-HKT Telephone Limited, or HKTC, a wholly-owned subsidiary of PCCW, on a wholesale basis Mandarin’s 2G mobile telecommunications services (including local and roaming (outbound) airtime, short messaging service, international direct dialing, global packet radio service, multimedia messaging services, value added services and other services). HKTC agrees not to engage in the consumer business and not to promote, distribute or resell these 2G mobile services to consumer customers using the PCCW brand except to the extent that (1) a 3G customer also requests 2G services as part of the service plan; or (2) a customer requests 2G services as part of HKTC or its affiliates’ other products or services. HKTC must pay to Mandarin monthly usage charges for the various services, charged at retail rates with volume discounts, and other fees charged at cost with a percentage mark-up and/or calculated based on the agreed unit rate set out in this agreement and determined by reference to the retail rate and the rate charged to MVNOs. HKTC has a monthly minimum commitment of HK$500,000 under the agreement. HKTC must also pay support service fees, comprising a billing support fee and sales administration, after-sale support, customer data processing and customer service hotline fees, all of which comprise a fixed monthly amount as well as a per customer charge, which are determined by reference to costs incurred in the provision of such services; a mobile number portability support fee, which is charged at actual cost to Mandarin; and a SIM card production fee, which is charged at actual cost to Mandarin plus a 10% mark-up. Finally, HKTC also needs to contribute to the annual license fee payable to OFTA by Mandarin in the amount of a charge per customer or at such other rates as determined by OFTA from time to time. The maximum aggregate annual value for the services provided under this agreement for the years ended December 31, 2006, 2007 and 2008 is HK$47,000,000, HK$43,000,000, and HK$40,000,000, respectively. This agreement has a term of 3 years unless terminated earlier by either party by not less than 6 months written notice.

The 3G Wholesale Mobile Services Agreement dated April 7, 2006 provides for SUNDAY 3G to sell to HKTC on a wholesale basis SUNDAY 3G’s 3G mobile telecommunications services (including local and roaming (outbound) airtime, short messaging service, international direct dialing, global packet radio service, multimedia messaging services, value added services and other services). HKTC agrees not to wholesale or sub-sell the 3G mobile telecommunications services to any third party other than HKTC’s commercial and consumer customers. HKTC must pay to SUNDAY 3G monthly usage charges for various services, charged at retail rates with volume discounts and other fees charged at cost with percentage mark-up and/or calculated based on the agreed unit rate as set out in this agreement and amount of usage with discounts to be applied to the level of spending with certain minimum fees. The unit rates are determined by reference to the retail rate and the rate charged to MVNOs. Because there are no precedent rates for the determination of the 3G charges, the charges and volume discounts were mostly determined based on the 2G charges and volume discounts. The charges are subject to and conditional upon HKTC’s annual minimum commitment in an amount equal to the amount of the annual license fee payable by SUNDAY 3G to OFTA with respect to its mobile carrier license. HKTC must also pay support service fees, comprising a billing support fee and sales administration, after-sale support, customer data processing and customer service hotline fees, all of which comprise a fixed monthly amount as well as a per customer charge, which are determined by reference to costs incurred in the provision of such services; a mobile number portability support fee, which is charged at actual cost to SUNDAY 3G, and a SIM card production fee, which is charged at actual cost to SUNDAY 3G plus a 10% mark-up. Finally, HKTC also needs to contribute to the annual license fee payable to OFTA by SUNDAY 3G in the amount of a charge per customer or at such other rates as determined by OFTA from time to time. The maximum aggregate annual value for the services provided under this agreement for the years ended December 31, 2006, 2007 and 2008 is HK$571,000,000, HK$1,464,000,000, and HK$3,457,000,000, respectively. This agreement has a term of 3 years unless terminated earlier by HKTC by not less than 9 months written notice provided that such notice shall not be issued by HKTC before the expiry of the first 9 months from the effective date of the agreement or by SUNDAY 3G by not less than 6 months written notice.

In support of our wholesale of 2G and 3G mobile telecommunications services to the PCCW Group under the 2G Wholesale Mobile Services Agreement and the 3G Wholesale Mobile Services Agreement, we provide content delivery support services to the PCCW Group, pursuant to which we receive, transmit, carry and deliver the analogue and/or digital transmission signals of all content delivered by or with the authority of the PCCW Group through our 2G or 3G mobile network.

In addition to the 2G Wholesale Mobile Services Agreement and the 3G Wholesale Mobile Services Agreement, we have entered into a number of ancillary agreements in support of our new business model, which fall into three basic categories of transactions: (i) the provision of telecommunications services and/or products by us to the PCCW Group, (ii) the purchases made by us from the PCCW Group and (iii) the provision of services by the PCCW Group to us.

We have also entered into agreements with the PCCW Group under which the PCCW Group acts as a distributor for the distribution, promotion and sale of certain of our 2G products and services.  The PCCW Group commenced acting as our distributor in the second half of 2005.

The PCCW Group also acts as the distributors for us for certain Blackberry products and services.

We also sell certain mobile plans to the PCCW Group.

The PCCW Group collects mobile handsets surrendered to us via our retail shops and other channels for trade-in.

The PCCW Group provides to us direct dial international switched service for the carriage of basic voice and data on the voice-band from an interconnect gateway switch of HKTC to destinations outside Hong Kong. The PCCW Group also provides to us the flexible bandwidth 1.5 Mbps service solution for data transmission and one-way, serial-digital video transmission link which supports the running of content involving video clips.

The PCCW Group is designing and building our new mobile switching center.

The PCCW Group provides us with office space and facility management services at telephone exchange buildings.  Subject to governmental approval, we have licenses to occupy parts of two  HKTC’s telephone exchanges.

The PCCW Group provides us with suitable staff on secondment.

We have entered into an agreement pursuant to which we will act as a non-exclusive agent of the PCCW Group for the sale and marketing of specified products and/or services of the PCCW Group, including, but not limited to, PCCW broadband service, local telephone service, international long distance calling and value-added services and customer premises equipment products.

We and the PCCW Group also agreed to jointly market and promote our products and services in consideration of the payment of a sponsorship fee by the PCCW Group.

To facilitate the implementation of our new business model, we also outsource certain business functions to the PCCW Group, including network management, corporate services, call center management, systems integration and operations, handset purchases, billing and payment management, content management services, property management and logistics support and procurement services.

For more information regarding our new business model and the related contracts with the PCCW Group, please refer to the circular dispatched to our shareholders, which we furnished to the SEC on Form 6-K on April 28, 2006.

The following table sets forth information regarding transactions between us and the PCCW Group for the year ended December 31, 2005.

Transaction amount (HK$ million)
Purchases of services from the PCCW Group(1)
Interconnection charges	20.6
Leased lines rental charges	26.4
Dealer commission charges	5.8
Total	52.8

Sales of goods to the PCCW Group(1)
Sales of mobile phones	19.7
Sales of trade-in mobile phones	1.1
Total	20.8

Finance costs incurred on facilities from the PCCW Group(2)
Total	25.2

(1)

Terms of the transactions were negotiated and agreed by both parties in the ordinary course of business, except for certain services for which the rates are regulated by OFTA.

(2)

Finance costs include interest expenses incurred on loans from the PCCW Group and commission fees in respect of the performance bond arranged by the PCCW Group.

Agreements with Huawei and its Affiliates

Supply Agreement

Mandarin and Huawei entered into the Supply Agreement on May 13, 2004, which was subsequently amended on November 15, 2004, for the supply and installation of a mobile communications network and associated services and equipment on a turnkey basis. Huawei, as the contractor, was obligated to design, manufacture, install the 3G network, and was responsible for integrating and ensuring the full operability between the existing network and the 3G network. Huawei was further obligated to provide maintenance services for specified warranty periods, and to ensure that the 3G network and associated systems would perform to certain agreed minimum performance criteria. The contract price for the Supply Agreement was HK$1,208 million.

Facility Agreement

On May 13, 2004, Huawei, Mandarin and SUNDAY entered into the Facility Agreement, which was amended and restated on November 15, 2004, in connection with, and provided the financing for, the Supply Agreement with Huawei for the supply and installation, on a turnkey basis, of our 3G network. The Facility Agreement comprised a HK$1,208 million equipment supply term loan facility, a HK$500 million general facility and a 3G performance bond facility for the issuance of performance bonds required by the TA (under the terms of our 3G license) to be issued to the TA in the years 2004 to 2010 inclusive in an amount equal to the following five years’ spectrum utilization fees (as defined in the 3G license) payable to the TA under the 3G license after deducting payments already made by us. The Facility Agreement provided for financial and other covenants and a security package that are customary for similar project financing arrangements. In connection with our acquisition by the PCCW Group in June 2005, we repaid all outstanding loans and performance bonds and cancelled all available facilities in accordance with the terms of the Facility Agreement on July 29, 2005. As of July 29, 2005, we had total outstanding borrowings under the Facility Agreement of approximately HK$859.9 million, which comprised approximately HK$434.9 million under the equipment supply facility, HK$425.0 million under the general facility, and HK$210.7 million under the 3G performance bond facility.

Subcontract Agreement

On May 13, 2004, Mandarin and Huawei entered into a subcontract agreement, or the Subcontract Agreement, which was amended on November 15, 2004, pursuant to which Mandarin, as a subcontractor to Huawei under the Supply Agreement, agreed to perform certain civil works and equipment installation on designated cell sites in respect of the installation of certain equipment for the 3G mobile communications network.

7.C INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

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

8.B SIGNIFICANT CHANGES

See “Item 18. Financial Statements”.  In addition, the transactions implementing our new business model were approved by our independent shareholders at an extraordinary meeting of the Company held on April 26, 2006.  For more information on our new business model, see “Item 4. Information on the Company – 4.A. History and Development – Business Development” and “Item 7. Major Shareholders and Related Party Transactions — 7.B. Related Party Transactions — Transactions with the PCCW Group”.

Item 9. THE OFFER AND LISTING

MARKETS

Market Price Information - Shares

Our shares have been listed and have traded on the main board of the SEHK under the stock code "0866" since March 16, 2000. The following table shows, for the periods indicated, the high and low sales prices for our shares as quoted on the main board of the SEHK for the fiscal year ended December 31 of each year indicated below, as of the end of each fiscal quarter indicated below, and for each month of the six-month period from November 30, 2005 to April 30, 2006:

	High	Low
	(HK$)	(HK$)
2001	0.760	0.250
2002	0.340	0.079
2003	0.415	0.115
2004	0.760	0.310
2005	0.660	0.395

2003
First quarter	0.209	0.125
Second quarter	0.197	0.115
Third quarter	0.415	0.157
Fourth quarter	0.390	0.295

2004
First quarter	0.760	0.310
Second quarter	0.600	0.355
Third quarter	0.540	0.440
Fourth quarter	0.485	0.420

2005
First quarter	0.590	0.395
Second quarter	0.660	0.430
Third quarter	0.660	0.570
Fourth quarter	0.650	0.530

2005
November	0.640	0.630
December	0.630	0.530

2006
January	0.650	0.540
February	0.640	0.580
March	0.610	0.560
April	0.590	0.540

Market Price Information - American Depositary Shares (ADSs)

Our ADSs have been quoted and traded on Nasdaq under the symbol “SDAY” since March 15, 2000. The Bank of New York acts as the depositary of our ADSs. Prior to July 25, 2002, each ADS represents ownership interests in 30 shares (or the right to receive 30 shares). On July 25, 2002, our ADS to share ratio was changed from 1:30 to 1:100.

The following table shows, for the periods indicated, the high and low sales prices for the ADSs for the fiscal year ended December 31 of each year indicated below, as of the end of each fiscal quarter indicated below, and for each month of the six-month period from November 30, 2005 to April 30, 2006:

	High	Low
	(US$)	(US$)
2001(1)	8.958	2.567
2002(1)	4.333	1.000
2003	5.400	1.020
2004	9.850	3.800
2005	8.400	5.090

2003
First quarter	2.680	1.020
Second quarter	2.978	1.410
Third quarter	4.950	1.900
Fourth quarter	5.400	3.510

2004
First quarter	9.850	3.800
Second quarter	7.420	4.305
Third quarter	6.640	5.200
Fourth quarter	6.070	5.240

2005
First quarter	7.390	5.090
Second quarter	8.270	5.610
Third quarter	8.400	7.490
Fourth quarter	8.350	6.970

2005
November	8.120	7.800
December	8.200	6.970

2006
January	8.100	6.890
February	8.060	7.250
March	7.500	7.250
April	7.750	7.200

(1)

The prices quoted on Nasdaq prior to July 25, 2002 had been adjusted based on the new ADS to share ratio of 1:100.

Item 10. ADDITIONAL INFORMATION

10.A SHARE CAPITAL

Not applicable.

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION

We amended certain sections of our Articles of Association relating to procedural matters with regard to general meetings and meetings of our Board. Such amendments were approved by the shareholders at our 2005 annual general meeting held in May 2005. See Exhibit 1.1 for the revised Articles of Association.

Set forth below is the purpose of the Company, a summary of the material provisions of our Memorandum and Articles of Association and a summary of the material applicable laws of the Cayman Islands.

Purpose

We are an investment holding company with limited liability incorporated in the Cayman Islands.

Summary of Memorandum and Articles of Association and Material Applicable Laws of the Cayman Islands

Meetings

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 clear days’ notice and any other extraordinary general meeting shall be called by not less than 14 clear days’ notice. Notice of every general meeting shall be given to all our members other than such as those who, under the provisions of the Articles of Association or the terms of issue of the shares they hold, are not entitled to receive such notices from us, and also to our auditors at the time.

Notwithstanding the fact that a general meeting is called with a shorter notice period than that mentioned above, it shall be deemed to have been duly called, if it is so agreed (i) in the case of a meeting called as an annual general meeting, by all our members entitled to attend and vote at the meeting; and (ii) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the issued shares giving that right.

No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum is present at the commencement of business.

Two of our members present in person or by proxy or (in case of a member being a corporation) by its duly authorized corporate representative representing not less than one third in nominal value of the total issued voting shares throughout the meeting shall constitute a quorum.

A corporation that is a member shall be deemed for the purpose of the Articles of Association to be present in person if represented by its duly authorized representative that is the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our members. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual member.

The quorum for a separate general meeting of the holders of a separate class of our ordinary shares is described in “Modification of Rights” below.

Voting Rights Attaching to Our Shares

Subject to any special rights or restrictions as to voting for the time being attached at the time to any shares, at any general meeting, every member who is present in person or by proxy (or, in the case of a member that is a corporation, by its duly authorized representative) on a show of hands shall have one vote, and on a poll, every member present in person or by proxy (or, in the case of a member that is a corporation, by its duly appointed representative) shall have one vote for each share which such member is the holder. Notwithstanding anything else contained in the Articles of Association, where more than one proxy is appointed by a member which is a recognized clearing house or its nominee, each such proxy shall have one vote on a show of hands.

No member shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such member is registered as our shareholder at the applicable record date for that meeting and all calls or other sums due by such member to us have been paid.

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

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or torts applicable in the Cayman Islands or their individual rights as shareholders as established by our Memorandum and Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents including the exceptions to the rule in Foss v. Harbottle which permit a minority shareholder to commence a representative action or a derivative action in our name to challenge (i) an act which is ultra vires or illegal, (ii) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (iii) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our Memorandum and Articles of Association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached at the time to any class or classes of shares (i) if we are wound up and the assets available for distribution among our members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst those members in proportion to the amount paid up at the commencement of the winding up on the shares held by them and (ii) if we are wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid-up capital, these assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them.

If we are wound up, the liquidator may, with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our members in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction , vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like sanction, shall think fit, but need to do so in a manner such that no member shall be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our Memorandum and Articles of Association may only be made by special resolution.

Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares or any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles of Association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting other than an adjourned meeting shall be two persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class; every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder; and any holder of shares of that class present in person or by proxy may demand a poll. At an adjourned meeting of such holders, two holders present in person or by proxy (whatever the number of shares held by them) shall constitute a quorum.

The special rights conferred upon the holders of any shares or any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

Calls on Shares

Subject to our Articles of Association and to the terms of allotment, the Board may make calls upon our members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and each member shall (subject to being given at least 14 days’ notice specifying the time and place of payment) pay to us as required by such notice the amount called on his shares. A call may be extended, postponed or revoked in whole or in part as the Board determines but no member shall be entitled to any such extension, postponement or revocation without the Board determination.

No member shall be entitled to receive any dividend or bonus or to be present and vote (except as proxy for another member) at any general meeting either personally or by proxy, or be reckoned in a quorum, or exercise any other privilege as a member until all calls or installments due by him to us, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

Rights of Non-resident or Foreign Shareholders

Under our Memorandum and Articles of Association, there are no restrictions on the rights of shareholders who are not residents of the Cayman Islands.

Alteration of Capital

We may from time to time by ordinary resolution:

•

increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•

consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•

divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively such preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by the directors;

•

sub-divide our shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the Companies Law, and the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such sub-division, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with, the others as we have power to attach to unissued or new shares; and

•

cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so canceled subject to the provisions of the Companies Law.

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

(d)

a fee of such maximum sum as the SEHK may determine to be payable or such lesser sum as the directors may from time to time require is paid to us in respect thereof.

If the directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in one or more newspapers designated by the SEHK, be suspended and the register closed at such times and for such periods as the directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Companies Law and the Articles of Association to purchase our own shares subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our Memorandum and Articles of Association and to any applicable requirements imposed from time to time by the SEHK, the Securities and Futures Commission of Hong Kong, the SEC, or by any other recognized stock exchange.

Dividends

Subject to the Companies Law, in a general meeting, we may declare dividends in any currency but no dividends shall exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. With the sanction of an ordinary resolution, dividends may also be declared out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

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

Our directors may also pay interim dividends, whenever, in the opinion of the directors, our position justifies such payment.

Our directors may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to us on account of calls, installments or otherwise.

No dividend or other monies payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that; (i) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment; or (ii) the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the directors may think fit. The directors may also, with the sanction or by an ordinary resolution of our members in general meeting, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of members to elect to receive such dividend in cash in lieu of such allotment.

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

Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our Board and, if so forfeited, shall revert to us.

Whenever our directors or the members in general meeting have resolved that a dividend be paid or declared, the directors may further resolve that such dividend be satisfied by direct payment or satisfaction wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company, and where any difficulty arises with regard to such distribution, the directors may settle it as they think expedient, and in particular may issue fractional certificates, disregard fractional entitlements or round the same up or down, may fix the value for distribution purposes of any such specific assets, may determine that cash payments shall be made to any of our members upon the footing of the value so fixed in order to adjust the rights of the parties and may vest any such specific assets in trustees as may seem expedient to the directors.

Untraceable Shareholders

We are entitled to sell any share of a member who is untraceable, provided that:

(i)

all checks or warrants, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years and the three-month period referred to in paragraph (iv) below has expired;

(ii)

we have not during that time or before the expiry of the three-month period referred to in paragraph (iv) below received any indication of the whereabouts or existence of the member or person entitled to such shares by death, bankruptcy or operation of law;

(iii)

upon expiry of the 12-year period and three-month period referred to in paragraph (iv) at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and

(iv)

upon expiry of the 12-year period, we have caused an advertisement to be published in newspapers in the manner stipulated by our Articles of Association, giving notice of its intention to sell these shares, and a period of three months has elapsed since such advertisement and the SEHK has been notified of such intention.

The net proceeds of any such sale shall belong to us and when we receive these net proceeds we shall become indebted to the former member for an amount equal to such net proceeds.

Board of Directors

We are managed by our Board which, unless otherwise determined by us in general meeting, must consist of not less than two members. As of April 30, 2006, our Board consisted of eight members. At each annual general meeting, one-third of our directors are subject to retirement from office by rotation and are eligible for re-election.

Meetings of the Board may be convened at any time deemed necessary by any members of the Board. Notice of a meeting may be given in writing or by telephone or in such other manner as the Board may from time to time determine.

A meeting of the Board shall be competent to make lawful and binding decisions if any two members of the Board are present or represented. At any meeting of the directors, each director, be it by his presence or by his alternate, is entitled to one vote.

Questions arising at a meeting of the Board are required to be decided by simple majority votes of the members of the Board present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have an additional or casting vote. Our Board may also pass resolutions without a meeting by unanimous written consent.

Directors’ Interests

Any of our directors may hold any other office with us or be employed by us, other than as our auditor, in conjunction with his or her office of director for such period and, subject to the Articles of Association, upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) in addition to any remuneration provided for by or pursuant to any other Articles of Association. A director may be or become a director or other officer of, or otherwise interested in, any company promoted by us or any other company in which we may be interested, and shall not be liable to account to us or the members for any remuneration, profits or other benefits received by him or her as a director, officer or member of, or from his or her interest in, such other company. Unless otherwise provided by the Articles of Association, the Board may also cause the voting power conferred by the shares in any other company held or owned by us to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favor of any resolution appointing our Board or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

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

A director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters:

(a)

any contract or arrangement giving to such director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(b)

any contract or arrangement giving any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the director or his associate(s) has himself or themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(c)

any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the director or his associate(s) is/are, or will be interested as a participant in, the underwriting or sub-underwriting of the offer;

(d)

any contract or arrangement in which the director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(e)

any contract or arrangement concerning any other company in which the director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the director and/or his associate(s) has/have a beneficial interest of five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of any of his associates is derived); or

(f)

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

Directors’ Fees and Expenses

The ordinary remuneration of our directors shall from time to time be determined by our shareholders in general meeting, such sum (unless otherwise directed by the resolution) to be divided amongst our Board in such proportions and in such manner as the Board may agree or, failing agreement, equally, except that any director holding office for part only of the period in respect of which the remuneration is payable shall only rank in such division in proportion to the time during such period for which such director held office. Our Board members shall also be entitled to be prepaid or repaid all travelling, hotel and incidental expenses reasonably expected to be incurred or incurred by them in attending any Board meetings, committee meetings or general meetings or separate meetings of any class of shares or of debentures of our company or otherwise in connection with the discharge of their duties as directors. Any director who, by request, goes or resides abroad for any purpose of our company or who performs services which in the opinion of the Board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration as a director. An executive director appointed to be a managing director, joint managing director, deputy managing director or other executive officer shall receive such remuneration (whether by way of salary, commission or participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide. Such remuneration may be either in addition to or in lieu of his or her remuneration as a director.

General Powers of the Directors

Our Board may establish, or join with other companies (being subsidiary companies of our company or companies with which it is associated in business) in establishing and making contributions out of our company’s monies to, any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any director or ex-director who may hold or have held any executive office or any office of profit with our company or any of our subsidiaries) and ex-employees of our company and their dependents or any class or classes of such persons.

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

10.C MATERIAL CONTRACTS

Mandarin and Huawei entered into the Supply Agreement on May 13, 2004, which was subsequently amended on November 15, 2004, for the supply and installation of a mobile communications network and associated services and equipment on a turnkey basis. Huawei, as the contractor, was obligated to design, manufacture, install the 3G network, and was responsible for integrating and ensuring the full operability between the existing network and the 3G network. Huawei was further obligated to provide maintenance services for specified warranty periods, and to ensure that the 3G network and associated systems would perform to certain agreed minimum performance criteria. The contract price for the Supply Agreement was HK$1,208 million.

On May 13, 2004, Huawei, Mandarin and SUNDAY entered into the Facility Agreement, which was amended and restated on November 15, 2004, in connection with, and provided the financing for, the Supply Agreement with Huawei for the supply and installation, on a turnkey basis, of our 3G network. The Facility Agreement comprised a HK$1,208 million equipment supply term loan facility, a HK$500 million general facility and a 3G performance bond facility for the issuance of performance bonds required by the TA (under the terms of our 3G license) to be issued to the TA in the years 2004 to 2010 inclusive in an amount equal to the following five years’ spectrum utilization fees (as defined in the 3G license) payable to the TA under the 3G license after deducting payments already made by us. The Facility Agreement provided for financial and other covenants and a security package that are customary for similar project financing arrangements. In connection with our acquisition by the PCCW Group in June 2005, we repaid all outstanding loans and performance bonds and cancelled all available facilities in accordance with the terms of the Facility Agreement on July 29, 2005. As of July 29, 2005, we had total outstanding borrowings under the Facility Agreement of approximately HK$859.9 million, which comprised approximately HK$434.9 million under the equipment supply facility, HK$425.0 million under the general facility, and HK$210.7 million under the 3G performance bond facility.

On May 13, 2004, Mandarin and Huawei entered into the Subcontract Agreement, which was amended on November 15, 2004, pursuant to which Mandarin, as a subcontractor to Huawei under the Supply Agreement, agreed to perform certain civil works and equipment installation on designated cell sites in respect of the installation of certain equipment for the 3G mobile communications network.

In July 2005, PCCW arranged with a bank to provide performance bonds in the aggregate amount of HK$210.7 million to replace the performance bonds provided to the TA under the 3G performance bond facility provided by Huawei.  Effective as of October 22, 2005, the aggregate amount of the performance bonds was increased to HK$301.2 million to comply with the license conditions of our 3G license.

Pursuant to a letter agreement dated July 25, 2005 made between PCCW and SUNDAY 3G, in consideration of PCCW having entered into the performance bond facility and arranging for the issue of performance bonds under such facility for our 3G license, SUNDAY 3G agreed and undertook to PCCW that:

(i)

SUNDAY 3G shall pay to PCCW an annual non-refundable commission based on the amount of performance bonds issued from time to time;

(ii)

any amount drawn under any performance bond is deemed as an advance by PCCW to SUNDAY 3G and such advance shall be immediately due and payable by SUNDAY 3G on demand being made by PCCW; and

(iii)

SUNDAY 3G shall hold PCCW harmless and indemnify PCCW against all actions, claims, demands and proceedings in connection with or in relation to a general letter of indemnity dated July 21, 2005 entered into by PCCW in favor of the bank providing the performance bond facility and shall pay to PCCW on first demand the amount of all costs, liabilities, claims, demands, damages, losses and expenses of any kind (on a full indemnity basis) which may be incurred or sustained by PCCW under such letter of indemnity.

On July 27, 2005, HKT entered into a facility agreement on normal commercial terms with Mandarin.  Pursuant to the facility agreement, HKT made available a general facility, or the HKT General Facility, with a term of three years in the principal amount of HK$440.0 million, to be applied by Mandarin to repay amounts outstanding under the general facility between Mandarin and Huawei, and an equipment facility, or the HKT Equipment Facility, with a term of five years in the principal amount of HK$460.0 million, to be applied by Mandarin to repay amounts outstanding under the equipment supply facility between Mandarin and Huawei.  The HKT General Facility and the HKT Equipment Facility are unsecured and bear interest at a rate equal to the cost of funds notified by HKT to Mandarin from time to time plus a margin of 0.25% per annum.

On July 29, 2005, approximately HK$429.6 million of the HKT General Facility and approximately HK$444.2 million of the HKT Equipment Facility were drawn down and used by Mandarin to repay the outstanding principal amounts, accrued interest, commitment fees and early repayment charges under the Facility Agreement.

On September 9, 2005, PCCW Services entered into a HK$673.5 million facility agreement with Mandarin, or the PCCW Services Facility, on normal commercial terms, to finance implementation of the 3G network and upgrade of the 2G network.

On October 3, 2005, HKT entered into a HK$100.0 million facility agreement with Mandarin, or the HKT 3G Facility, on normal commercial terms, to finance implementation of the 3G network.

On November 18, 2005, PCCW Services entered into a HK$230.0 million facility agreement with Mandarin, or the PCCW Services Facility 2, on normal commercial terms, to finance the implementation of the 3G network.

As of December 31, 2005, loans totalling HK$330 million had been drawn down under the PCCW Services Facility, the HKT 3G Facility and the PCCW Services Facility 2.  The loans are unsecured and bear interest at a rate equal to the cost of funds notified by PCCW Services or HKT, as the case may be, to Mandarin from time to time plus a margin of 0.25% per annum.

The 2G Wholesale Mobile Services Agreement dated April 7, 2006 provides for Mandarin to sell to HKTC on a wholesale basis Mandarin’s 2G mobile telecommunications services (including local and roaming (outbound) airtime, short messaging service, international direct dialing, global packet radio service, multimedia messaging services, value added services and other services). HKTC agrees not to engage in the consumer business and not to promote, distribute or resell these 2G mobile services to consumer customers using the PCCW brand except to the extent that (1) a 3G customer also requests 2G services as part of the service plan; or (2) a customer requests 2G services as part of HKTC or its affiliates’ other products or services. HKTC must pay to Mandarin monthly usage charges for the various services, charged at retail rates with volume discounts, and other fees charged at cost with a percentage mark-up and/or calculated based on the agreed unit rate set out in this agreement and determined by reference to the retail rate and the rate charged to MVNOs. HKTC has a monthly minimum commitment of HK$500,000 under the agreement. HKTC must also pay support service fees, comprising a billing support fee and sales administration, after-sale support, customer data processing and customer service hotline fees, all of which comprise a fixed monthly amount as well as a per customer charge, which are determined by reference to costs incurred in the provision of such services; a mobile number portability support fee, which is charged at actual cost to Mandarin; and a SIM card production fee, which is charged at actual cost to Mandarin plus a 10% mark-up. Finally, HKTC also needs to contribute to the annual license fee payable to OFTA by Mandarin in the amount of a charge per customer or at such other rates as determined by OFTA from time to time. The maximum aggregate annual value for the services provided under this agreement for the years ended December 31, 2006, 2007 and 2008 is HK$47,000,000, HK$43,000,000, and HK$40,000,000, respectively. This agreement has a term of 3 years unless terminated earlier by either party by not less than 6 months written notice.

The 3G Wholesale Mobile Services Agreement dated April 7, 2006 provides for SUNDAY 3G to sell to HKTC on a wholesale basis SUNDAY 3G’s 3G mobile telecommunications services (including local and roaming (outbound) airtime, short messaging service, international direct dialing, global packet radio service, multimedia messaging services, value added services and other services). HKTC agrees not to wholesale or sub-sell the 3G mobile telecommunications services to any third party other than HKTC’s commercial and consumer customers. HKTC must pay to SUNDAY 3G monthly usage charges for various services, charged at retail rates with volume discounts and other fees charged at cost with percentage mark-up and/or calculated based on the agreed unit rate as set out in this agreement and amount of usage with discounts to be applied to the level of spending with certain minimum fees. The unit rates are determined by reference to the retail rate and the rate charged to MVNOs. Because there are no precedent rates for the determination of the 3G charges, the charges and volume discounts were mostly determined based on the 2G charges and volume discounts. The charges are subject to and conditional upon HKTC’s annual minimum commitment in an amount equal to the amount of the annual license fee payable by SUNDAY 3G to OFTA with respect to its mobile carrier license. HKTC must also pay support service fees, comprising a billing support fee and sales administration, after-sale support, customer data processing and customer service hotline fees, all of which comprise a fixed monthly amount as well as a per customer charge, which are determined by reference to costs incurred in the provision of such services; a mobile number portability support fee, which is charged at actual cost to SUNDAY 3G; and a SIM card production fee, which is charged at actual cost to SUNDAY 3G plus a 10% mark-up. Finally, HKTC also needs to contribute to the annual license fee payable to OFTA by SUNDAY

3G in the amount of a charge per customer or at such other rates as determined by OFTA from time to time. The maximum aggregate annual value for the services provided under this agreement for the years ended December 31, 2006, 2007 and 2008 is HK$571,000,000, HK$1,464,000,000, and HK$3,457,000,000, respectively. This agreement has a term of 3 years unless terminated earlier by HKTC by not less than 9 months written notice provided that such notice shall not be issued by HKTC before the expiry of the first 9 months from the effective date of the agreement or by SUNDAY 3G by not less than 6 months written notice.

10.D EXCHANGE CONTROLS AND OTHER LIMITATIONS

The laws of the Cayman Islands where the Company is incorporated and those of Hong Kong where the Company operates its businesses and the Memorandum and Articles of Association of the Company do not impose exchange control or restrictions on the remittance of dividends or other payments to nonresident holders of the shares and ADSs.

For a discussion on exchange rate information relating to Hong Kong dollars, see “Item 3. Key Information — 3.A. Selected Financial Data — Exchange Rate Information”.

10.E TAXATION

The following summary contains a description of the principal U.S. federal income and Hong Kong tax consequences of the purchase, ownership and disposition of shares or ADSs by a U.S. Holder (as defined below). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold shares or ADSs. In particular, this summary does not address considerations relevant to all categories of potential investors, some of which may be subject to special rules (including, but not limited to, financial institutions, insurance companies, tax-exempt organizations, certain U.S. expatriates, broker-dealers, traders in securities, persons that hold shares or ADSs as part of a straddle, hedge, conversion or other integrated transaction for tax purposes, persons who acquired shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation, persons that own, directly or constructively, 10% or more of our shares and persons whose “functional currency” for U.S. federal income tax purposes is not the US dollar), nor does it address U.S. state or local or other tax consequences. In addition, this summary deals only with U.S. Holders that will hold shares or ADSs as capital assets for U.S. federal income tax purposes. This summary is based upon the tax laws of the United States, Hong Kong and the Cayman Islands as in effect on the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. In addition, this summary assumes that all of the obligations and agreements set forth in the Deposit Agreement and any related agreements will be performed in accordance with their terms. U.S. Holders of shares or ADSs are advised to consult their own tax advisers as to the U.S., Hong Kong, Cayman Islands or other tax consequences of the ownership and disposition of shares or ADSs in light of their particular circumstances, including the effect of any national, state or local tax laws of the jurisdiction or jurisdictions in which they are resident or domiciled for tax purposes.

For U.S. federal income tax purposes, a U.S. Holder of ADSs generally should be treated as the holder of the shares represented by the ADSs. Accordingly, a U.S. Holder should not recognize gain or loss on an exchange of ADSs for the shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain noncorporate U.S. Holders. Accordingly, the availability of the reduced tax rate for dividends received by certain noncorporate U.S. Holders could be affected by actions that may be taken by parties to whom ADSs are pre-released.

For the purposes of this discussion, a “U.S. Holder” is a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to U.S. federal income tax without regard to its source.

This summary assumes that we were not a passive foreign investment company for the 2005 taxable year (as discussed below).

No reciprocal tax treaty exists between Hong Kong and the United States, Hong Kong and the Cayman Islands or the United States and the Cayman Islands.

Hong Kong Taxation

The following provides a general outline of the material tax considerations that may be relevant to a decision to purchase, own or dispose of the ADSs or our shares but does not purport to deal with the tax consequences applicable to all categories of investors. Prospective investors should consult their own professional advisers on the Hong Kong and overall tax implications of investing, holding or disposing of the ADSs or our shares under the laws of the countries in which they are liable to taxation. The discussion below is applicable to both U.S. and non-U.S. citizens as an investor.

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

Gains from sales of shares listed on the SEHK will be considered to be derived from or to arise in Hong Kong. Liability to Hong Kong profits tax in respect of such gains would arise if the shares were not held as capital assets and the gains are attributable to a business, trade or profession carried out in Hong Kong.

Gains from the sale of ADSs effected on Nasdaq would be regarded as sourced outside Hong Kong and would therefore not be subject to Hong Kong profits tax.

Stamp Duty

A sale or purchase of shares is subject to Hong Kong stamp duty if the transfer of such shares is required to be registered in Hong Kong. The shares will be registered in our Hong Kong branch register of members and, therefore, will constitute “Hong Kong stock” for the purposes of Hong Kong stamp duty. For such purposes any person who effects a sale or purchase of Hong Kong stock such as the shares registered on our Hong Kong register of members, whether as principal or agent, is required to execute a contract note evidencing such sale or purchase and to have that note stamped. Contract notes attract stamp duty, payable by the seller and the purchaser in equal shares, at the aggregate rate of HK$2.00 per HK$1,000 by reference to the value of the consideration paid or the market value of the shares on the SEHK, whichever is greater, on the date the contract note is executed. If, in the case of a sale or purchase of the shares by a person who is not resident in Hong Kong, the stamp duty on either or both of the contract notes is not paid, the transferee will be liable to pay stamp duty on the instrument of transfer in an amount equal to the unpaid duty. If the stamp duty is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed. In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of shares.

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

Estate Duty

Ordinary shares are Hong Kong property for the purposes of the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong) and estate duty will be chargeable on the death of the owner of such shares regardless of the place of the owner’s residence, citizenship or domicile, unless there is an applicable exemption under the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong).

However, Hong Kong estate duty was abolished effective February 11, 2006. Estates of persons who passed away on or after February 11, 2006 are not subject to estate duty. The estate duty chargeable in respect of deaths occurring between the period from July 15, 2005 to February 10, 2006 with the taxable estate value exceeding HK$7.5 million is reduced to a nominal duty of HK$100.

Hong Kong estate duty chargeable in respect of deaths occurring before July 15, 2005 is imposed on a progressive scale from 5% to 15%. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million.

ADSs that are not physically located in Hong Kong are not, according to existing practice, regarded as Hong Kong property for such purposes and on that basis Hong Kong estate duty is not payable with respect to such ADSs. Holders of ADSs are advised to consult their professional financial advisors with respect to their individual circumstances.

Cayman Islands Taxation

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council: (i) that no law enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and (ii) that such tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

Our undertaking is effective for a period of 20 years from December 7, 1999.

The Cayman Islands currently levies no taxes applicable to us or our nominees based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty payable by us or our members with respect to the shares. There are no other taxes likely to be material to us levied by the Cayman Islands government except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands applicable to us.

U.S. Federal Income Taxation

Dividends

We did not pay dividends in 2005 and do not intend to pay dividends in the foreseeable future.

Gain or Loss on Sale

Upon the sale, exchange or other disposition of shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and the U.S. Holder’s tax basis (determined in US dollars) in such shares or ADSs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares or ADSs exceeds one year at the time of the disposition. In general, such gain or loss will be U.S. source gain or loss for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

U.S. Backup Withholding and Information Reporting

Information reporting requirements will apply to the payment of dividends with respect to the shares or ADSs and proceeds on the sale or disposition of shares or ADSs paid within the United States and in some cases outside of the United States, to a U.S. Holder unless the U.S. Holder is an exempt recipient, such as a corporation, and backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided the required information is furnished to the Internal Revenue Service.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for the 2005 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or share, certain adverse tax consequences could apply to the U.S. Holder.

If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition of an ADS or share would be allocated ratably over the U.S. Holder’s holding period for the ADS or share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution with respect to ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may help to mitigate the adverse tax consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate with respect to dividends paid to certain noncorporate U.S. Holders would not apply.

10.F DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G STATEMENT BY EXPERTS

Not applicable.

10.H DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the U.S. Securities Exchange Act. In accordance with these requirements, we file Annual Reports on Form 20-F and furnish periodic reports on Form 6-K with the SEC. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports and proxy information regarding issuers that file electronically with the SEC. In addition, you can inspect reports and other information concerning us at our principal place of business.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Our market risk is related to changes in foreign exchange rates and interest rates.

The foreign exchange risk results primarily from movements of the Hong Kong dollar against the US dollar. Our revenues are generated in Hong Kong dollars.  As of December 31, 2005, substantially all the assets and liabilities are denominated in Hong Kong dollars. However, we may incur significant expenses and liabilities in US dollars from time to time, mainly in connection with financing our capital expenditure and purchases of mobile phones. We have not experienced significant foreign exchange movements primarily because the Hong Kong dollar has remained stable against the US dollar.  As a result of HKMA policies, the Hong Kong dollar trades between a fixed trading band of HK$7.75 to HK$7.85 to US$1.00.  See “Item 3. Key Information ― 3.A. Selected Financial Data ― Exchange Rate Information”. We will continue to monitor our foreign exchange exposure and market conditions and determine if any hedging is required.

All of our debt outstanding as of December 31, 2005 bore interest at floating rates and was subject to exposure resulting from changes in interest rates in the Hong Kong dollar. Depending on the outlook on interest rates, we may hedge our interest rate-related transactions to manage such exposure.

The table below provides information about our debt obligations as of December 31, 2005 that are sensitive to changes in interest rates. The table represents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Hong Kong dollar, which is our reporting currency. The actual cash flows in connection with these obligations are denominated in Hong Kong dollars as indicated in parentheses.

	As of December 31, 2005
	2006	2007	2008	2009	2010	2011	Total	Fair Value
Liabilities
Loans from PCCW
Variable rate (HK$ millions)	―	―	759.6	―	444.2	―	1,203.8	1,203.8
Average interest rate	―	―	5.50%	―	5.50%	―	5.50%	5.50%

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

As of December 31, 2005, we performed an evaluation under the supervision of and with the participation of our management, including our Chairman, CEO and CFO of the effectiveness of our disclosure controls and procedures. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on our evaluation, our Chairman, CEO and CFO concluded that the design and operation of our disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the U.S. Securities Exchange Act, within the time periods specified in the SEC’s rules and forms. However, in connection with the foregoing evaluation, we identified deficiencies in the internal controls, and we have taken corrective actions and allocated additional resources to improve the disclosure controls and procedures. We do not believe the deficiencies in the disclosure controls and procedures had any significant impact on our consolidated financial statements for the year ended December 31, 2005.

There has been no change in our internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Internal Control

The directors have overall responsibility for ensuring that adequate and effective internal controls are operating in the SUNDAY Group and for reviewing its effectiveness. Procedures have been designed for safeguarding assets against unauthorized use or disposition, for maintaining proper accounting records and for ensuring the reliability of financial information used within the business or for publication. Such procedures are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material errors, losses or fraud.

The key internal controls established within the SUNDAY Group include the following:

•

Expenditure Authorization and Control. Authority to operate the various business units and subsidiaries within the SUNDAY Group is delegated to their respective department heads within limits set by the Board of the Company or by the Executive Committee of the Board under powers delegated by the Board. Authority is delegated downwards within the SUNDAY Group to the point where decisions can be taken most efficiently, with the aim of balancing effective oversight with operational flexibility.

•

Business Performance Monitoring. The Finance department has established comprehensive management control systems to track key performance indicators on a weekly basis. Regular reviews and assessments of progress against agreed targets are carried out by the CEO in conjunction with the senior management.

•

Integrity of Records and Accounting Procedures. Detailed operational, financial and management reporting procedures and guidelines are established by the Finance department for application across the SUNDAY Group. These are designed to ensure that proper controls are in place for the recording of complete, accurate and timely accounting and management information. Regular reviews and audits are carried out to ensure that the preparation of financial statements is carried out in accordance with generally accepted accounting principles, the SUNDAY Group’s accounting policies and the laws and regulations applicable in each country of operations.

•

Policies and procedures are established to set policies, procedures and standards in the areas of finance, treasury, legal and regulatory affairs, company secretariat, human resources, corporate communications, purchasing and supply, and property management.

Internal Audit

Internal Audit was established to provide independent assurance to the Board and executive management on the adequacy and effectiveness of internal controls for the SUNDAY Group.

Internal Audit adopts a risk based approach.  The annual work plan of Internal Audit covers major activities and processes of the SUNDAY Group’s business. Audit reports are communicated to the relevant senior managers and executive directors. Audit issues are tracked and followed up for proper implementation, with progress reported to the executive directors and the Audit Committee.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that John William Crawford, who was a founding partner of Ernst & Young Hong Kong and a former vice chairman of the firm and the chairman of the audit division of Ernst & Young Hong Kong, has appropriate professional qualifications and is sufficiently experienced and skilled in the area of financial management, application of accounting principles and internal control procedures to qualify as a financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and that he is independent as defined by Rule 10A-3 of the U.S. Securities Exchange Act.

Item 16B. CODE OF ETHICS

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

•

compliance with applicable laws, rules and regulations;

•

prompt internal reporting of violations of the code; and

•

accountability for adherence to the code.

In April 2004, we also adopted a Code of Conduct and Ethics to comply with the corporate governance standards of Nasdaq.  This code is intended to promote the well-being of all our employees, officers and directors in the workplace, and advocate high standards of professional conduct and work performance, with the guiding principles of honesty, fairness, forthrightness and adherence to the spirit and letter of the code.

Both our Code of Ethics and Code of Conduct and Ethics have been posted on our website at http://www.sunday.com.

Related Party Transaction Policy

We have formulated a policy on the review and approval of related party transactions since March 2003. Related party transactions are periodically reviewed and approved by the Audit Committee. Significant related party transactions undertaken by us during 2005 and up to April 30, 2006 are set out in “Item 7. Major Shareholders and Related Party Transactions — 7.B. Related Party Transactions”. All such related party transactions were undertaken in our ordinary course of business and on normal commercial terms.

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

Securities Dealing Code

We adopted our own code of conduct regarding securities transactions by directors and employees, namely the Securities Dealing Code, on terms no less exacting than the required standards set out under the Model Code for Securities Transactions by Directors of

Listed Issuers of the SEHK. The code sets out the principles applying to dealings in our shares and other securities. It applies to all directors and to all employees to whom the code is given and who are informed that they are subject to its provisions. The directors and all the relevant employees must comply strictly with the terms of the code. Any breach of the code will be regarded as a very serious disciplinary matter.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees for the professional services rendered by our auditors, PricewaterhouseCoopers, in 2004 and 2005 are set forth in the table below.

	Fees for 2004	Fees for 2005
	(HK$)
	(in thousands)
Audit services(1)	1,288	1,230
Audit-related services(2)	248	240
Tax services(3)	80	188
Other permitted services(4)	288	358
Total	1,904	2,016

(1)

Audit fees for the years ended December 31, 2004 and 2005 were for professional services rendered for the audits of our audited consolidated financial statements and assistance with review of documents filed with the SEHK and the SEC.

(2)

Audit-related fees for the years ended December 31, 2004 and 2005 were for professional services rendered for an employee benefit plans audit, issuance of certifications required by OFTA, a revenue sharing review required by one of our vendors and a system audit required by OFTA.

(3)

Tax fees for the years ended December 31, 2004 and 2005 were for services related to the preparation of Hong Kong income tax returns.

(4)

Fees for other permitted services for the year ended December 31, 2005 related to professional services in connection with execution of a general offer for indebtedness, the attempted privatization of our company by PCCW Mobile in November 2005 and review of responses to SEC enquiries relating to our Annual Report on Form 20-F for 2004. Fees for other permitted services for the year ended December 31, 2004 related to professional services in connection with execution of the Supply Agreement and of the Facility Agreement in May 2004, and execution of the supplemental agreement to the Supply Agreement and of the amendment and restatement agreement to the Facility Agreement in November 2004.

The engagements of PricewaterhouseCoopers and the services provided pursuant to such engagements were pre-approved by our Audit Committee on a case-by-case basis in accordance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

For information regarding our acquisition by the PCCW Group in June 2005, see “Item 4. Information on the Company – 4.A. History and Development – Acquisition by PCCW”.

The following table shows, for the periods indicated, the number of shares acquired by PCCW Mobile during the period of the mandatory unconditional cash offer.

Purchases	Number of Shares	% owned by PCCW Mobile

Total issued share capital of SUNDAY	2,990,000,000

Number of shares held by PCCW Mobile as of June 22, 2005	1,790,134,000	59.87%

Number of shares purchased in the mandatory unconditional cash offer

July 2005	515,013,960
August 2005	35,057,512
September 2005	32,466,784
Sub-total	582,538,256

Total number of shares owned by PCCW Mobile as of September 9, 2005	2,372,672,256	79.35%

PART III

Item 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

Item 18. FINANCIAL STATEMENTS

See pages F-1 through F-62 incorporated herein by reference.

Item 19. EXHIBITS

1.1	Memorandum and Articles of Association of the Registrant (as amended). (Incorporated by reference to the registrant’s Form 20-F for the year ended December 31, 2005.)
1.2	Certificate of Incorporation of the Registrant. (Incorporated by reference to the registrant’s Registration Statement on Form F-1, filed on March 9, 2000 (Registration No. 333-11470).)
2.1

Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary bank, and holders and beneficial holders of the American Depositary Shares. (Incorporated by reference to the registrant’s Registration Statement on Form F-1, filed on March 9, 2000 (Registration No. 333-11470).)

2.2

Form of American Depositary Receipt evidencing American Depositary Shares. (Incorporated by reference to the registrant’s Registration Statement on Form F-1, filed on March 9, 2000 (Registration No. 333-11470).)

2.3	Specimen certificate of the Ordinary Shares. (Incorporated by reference to the registrant’s Registration Statement on Form F-1, filed on March 9, 2000 (Registration No. 333-11470).)
4.1	Rules of the Share Option Scheme adopted on March 1, 2000. (Incorporated by reference to the registrant’s Registration Statement on Form F-1, filed on March 9, 2000 (Registration No. 333-11470).)
4.2	Rules of the Share Option Scheme, adopted on May 22, 2002. (Incorporated by reference to the registrant’s Form 20-F for the year ended December 31, 2001.)
4.3

Mobile Carrier License dated as of October 22, 2001 issued by the Telecommunications Authority to SUNDAY 3G (Hong Kong) Limited. (Incorporated by reference to the registrant’s Form 20-F for the year ended December 31, 2001.)

4.4*

Turn Key Contract for the Supply and Installation of a Mobile Communications Network and Associated Services between Huawei Tech. Investment Co., Limited and Mandarin Communications Limited dated as of May 13, 2004. (Incorporated by reference to the registrant’s Form 20-F for the year ended December 31, 2003.)

4.5*

Facility Agreement dated as of May 13, 2004 among Mandarin Communications Limited as Borrower, SUNDAY Communications Limited as Guarantor and Huawei Tech. Investment Co., Limited as the Original Lender. (Incorporated by reference to the registrant’s Form 20-F for the year ended December 31, 2003.)

4.6*

Subcontract Agreement dated as of May 13, 2004 among Huawei Tech. Investment Co., Limited as Contractor and Mandarin Communications Limited as Subcontractor. (Incorporated by reference to the registrant’s Form 20-F for the year ended December 31, 2003.)

4.7*

Amendment and Restatement Agreement dated as of November 15, 2004 among Mandarin Communications Limited, as Borrower, SUNDAY Communications Limited as Guarantor, Huawei Tech. Investment Co., Limited as the Original Lender and JPMorgan Chase Bank, N.A. as agent of the Finance Parties. (Incorporated by reference to the registrant’s Form 20-F for the year ended December 31, 2005.)

4.8*

Supplemental Agreement to the Supply Contract dated as of November 15, 2004 between Huawei Tech Investment Co., Limited as Contractor and Mandarin Communications Limited as Buyer.  (Incorporated by reference to the registrant’s Form 20-F for the year ended December 31, 2005.)

4.9*

Supplemental Agreement to the Subcontract dated as of November 15, 2004 between Huawei Tech. Investment Co., Limited as Contractor and Mandarin Communications Limited as Subcontractor. (Incorporated by reference to the registrant’s Form 20-F for the year ended December 31, 2005.)

4.10	Letter Agreement dated July 25, 2005 between PCCW Limited and SUNDAY 3G (Hong Kong) Limited.
4.11	Facility Agreement dated July 27, 2005 between PCCW-HKT Limited, as Lender, and Mandarin Communications Limited, as Borrower.
4.12	Facility Agreement dated September 9, 2005 between PCCW Services Limited, as Lender, and Mandarin Communications Limited, as Borrower.
4.13	Facility Agreement dated October 3, 2005 between PCCW-HKT Limited, as Lender, and Mandarin Communications Limited, as Borrower.
4.14	Facility Agreement dated November 18, 2005 between PCCW Services Limited, as Lender, and Mandarin Communications Limited, as Borrower.
4.15	2G Wholesale Mobile Services Agreement dated April 7, 2006 between Mandarin Communications Limited and PCCW-HKT Telephone Limited.
4.16	3G Wholesale Mobile Services Agreement dated April 7, 2006 between SUNDAY 3G (Hong Kong) Limited and PCCW-HKT Telephone Limited.
4.17	Appointment Letter dated March 1, 2000 from SUNDAY Communications Limited to Robert John Richard Owen.
4.18	Appointment Letter dated March 1, 2000 from SUNDAY Communications Limited to Henry Michael Pearson Miles.
4.19	Appointment Letter dated November 10, 2003 from SUNDAY Communications Limited to John William Crawford.
8.1	Principal Subsidiaries of the Registrant.
12.	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
13.	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

*

Portions of the exhibit have been omitted pursuant to application for confidential treatment, which has been filed separately with the SEC.

SIGNATURE

Pursuant to the requirements of Section 12 of the U.S. Securities Exchange Act of 1934, as amended, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUNDAY Communications Limited
By:	/s/ Susanna Hui Hon Hing
	Name:	Susanna Hui Hon Hing
	Title:	Chief Financial Officer

	Date:	May 11, 2006

APPENDIX A

GLOSSARY OF TECHNICAL TERMS

This glossary contains certain definitions and other terms as they relate to our businesses and as they are used in this Annual Report. As such, these definitions may not correspond to standard industry definitions.

2G	“Second Generation”, a type of wireless communications technology based on digital technology, including GSM, CDMA and D-AMPS technology, and which was developed primarily for voice applications.

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

base station controller (BSC)	a switch controlling a number of base stations.

base transceiver station (BTS)	radio equipment, contained in a base station, used for transmitting and receiving signals to and from mobile phones within a single cell.

broadband	a service or connection allowing a considerable amount of information to be conveyed. Broadband is generally defined as bandwidth of at least 1.5 Mbps.

browser	a software program that retrieves, displays, and prints information from the World Wide Web.

CDMA	code division multiple access, a digital cellular technology developed in the United States which is a way of multiplying a variety of signals onto a single communications channel.

cell	coverage area for a single base transceiver station.

cell site	the location of a base station.

digital	in recording or computing, the use of binary code to represent information.

e-mail	electronic messages sent via the Internet.

ETS	external telecommunication services, which are regulated and licensed in Hong Kong by the TA for external telecommunications services over IPLCs.

FTNS	fixed telecommunication network services, which are regulated and licensed in Hong Kong by the TA for telecommunications services between fixed points.

GPRS

general packet radio services, an evolved version of 2G GSM technology which transmits and receives packets of data in bursts instead of using a continuous open radio channel. GPRS bandwidth is 115.2 Kbps.

GSM 1800	global system for mobile communications standard, which uses the 1800 MHz frequency band. This standard was previously known as DCS 1800 and is the standard for PCS networks in Hong Kong.

GSM 900	global system for mobile communications standard, which uses the 900 MHz frequency band.

international roaming	a service which permits subscribers to use their existing mobile phone and telephone number when traveling in other countries outside their local network.

Internet	international computer network, a worldwide electronic communication network.

IPLC	international private leased circuit.

ISR

international simple resale, a mechanism enabling operators who are licensed to provide external telecommunications services which enable international long distance calls using external telecommunications facilities of fixed telecommunication network service operators who are licensed to provide them.

Kbps	kilobits per second, which is a measurement of speed for digital signal transmission expressed in thousands of bits per second.

LAN	local area network.

Mbps	megabits per second, which is a measurement of speed for digital signal transmission expressed in millions of bits per second.

MHz	megahertz, a million hertz.

MNP

mobile number portability, which was introduced by OFTA in March 1999. This allows mobile telephone users in Hong Kong to switch service providers and keep their existing mobile telephone numbers without penalty.

MVNO	mobile virtual network operator.

mobile switch	a switch in a GSM network responsible for telephony switching functions.

PCS	personal communication service or system, the generic term for the type of digital cellular network constructed in Hong Kong using frequency bands at 1800 MHz.

PNETS

public non-exclusive telecommunications services, which are regulated and licensed by the TA for services such as international value-added network services (which also covers the licensing of ISPs), virtual private network services (or VPNs) and external telecommunications services (or ETS).

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

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

SUNDAY COMMUNICATIONS LIMITED

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of SUNDAY Communications Limited (the “Company”) and its subsidiary companies (collectively referred to as the “Group”) at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2(b) to the consolidated financial statements, the Group adopted the new/revised Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants during the year ended December 31, 2005.  The effect of adoption of certain new/revised HKFRSs, which resulted in substantial changes to accounting policies of the Group, is set out in Note 2(b) to the consolidated financial statements.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”).  Information relating to the nature and effect of such differences, is presented in Note 28 to the consolidated financial statements.

PricewaterhouseCoopers

Hong Kong,

May 8, 2006

CONSOLIDATED STATEMENTS OF PROFITS AND LOSSES

For the year ended December 31, 2005

	Note(s)	2003	2004	2005
		HK$’000	HK$’000	HK$’000
		(Restated)	(Restated)
		(Note 27)	(Note 27)
Revenues from
Mobile services		1,150,570	1,031,689	993,481
Sales of mobile phones and accessories		109,471	126,920	165,958
Total operating revenues	24	1,260,041	1,158,609	1,159,439

Cost of services	5	(196,754)	(212,564)	(236,990)
Cost of sales of mobile phones and accessories	5	(133,315)	(143,915)	(198,500)
Gross profit		929,972	802,130	723,949

Other revenues		4,550	3,058	4,747

Operating expenses
Network costs		(270,070)	(255,744)	(319,890)
Depreciation	12	(233,293)	(228,645)	(225,939)
Rent and related costs		(46,284)	(38,264)	(42,945)
Salaries and related costs	6	(152,020)	(128,889)	(140,043)
Advertising, promotion and other selling costs		(68,197)	(57,829)	(70,336)
Amortization expense	13	(29,812)	(25,978)	(31,592)
Other operating costs		(45,020)	(39,126)	(53,528)
Profit/(loss) from operations	6 & 24	89,826	30,713	(155,577)

Interest income		2,526	218	676
Finance costs	6	(52,787)	(26,300)	(42,080)
Share of loss from a joint venture	14	(4,426)	(258)	-
Profit/(loss) attributable to shareholders		35,139	4,373	(196,981)

Basic and diluted earnings/(loss) per share (in cents)	8	1.2	0.1	(6.6)
Shares outstanding for basic and diluted earnings/(loss) per share (thousands)	8	2,990,000	2,990,000	2,990,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As at December 31, 2005

	Note(s)	2004	2005
		HK$’000	HK$’000
		(Restated)
		(Note 27)
ASSETS
Current assets
Cash and cash equivalents	21	114,565	33,409
Amounts due from fellow subsidiaries	10 & 22	-	2,506
Trade receivables, net	10	73,665	76,508
Inventories, net	11	13,868	24,397
Deposits, prepayments and other receivables	10	108,831	288,030
Total current assets		310,929	424,850

Non-current assets
Fixed assets	12	1,064,947	1,385,255
Intangible assets	13	794,292	847,916
Investment in a joint venture	14	-	-
Deposits and prepayments	10	-	25,964
Restricted cash deposits	9	1,130	822
Total assets		2,171,298	2,684,807

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables		60,227	48,584
Other payables and accrued charges	15	205,841	233,198
Subscriptions received in advance		68,847	72,056
Amounts due to fellow subsidiaries	22	-	7,183
Amount due to ultimate holding company	22	-	2,033
Current portion of obligations under finance leases	17	-	937
Total current liabilities		334,915	363,991

Long-term liabilities
3G Licence fees liability		532,460	582,334
Long-term vendor loans	16	592,740	-
Loans from fellow subsidiaries	16 & 22	-	1,203,780
Obligations under finance leases - long term portion	17	-	1,241
Asset retirement obligations	2(b) & 18	-	17,839
Subscriptions received in advance		939	2,359
Total liabilities		1,461,054	2,171,544

Commitments and contingencies	19	-	-

Shareholders’ equity
Share capital	20	299,000	299,000
Authorized: 10,000,000,000 ordinary shares of HK$0.1 each
Issued and fully paid: 2,990,000,000 ordinary shares of HK$0.1 each
Reserve arising from Reorganization	20	1,254,000	1,254,000
Share premium	20	2,124,424	2,124,424
Accumulated losses		(2,967,180)	(3,164,161)
Total shareholders’ equity		710,244	513,263

Total liabilities and shareholders’ equity		2,171,298	2,684,807

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Reserve
		Share capital		arising			Total
		Number of		from	Share	Accumulated	shareholders’
	Note	Shares	Amount	Reorganization	premium	losses	equity
			HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

As at January 1, 2003		2,990,000,000	299,000	1,254,000	2,124,424	(3,006,692)	670,732

Profit for the year, as previously reported		-	-	-	-	27,172	27,172

Prior year adjustment in respect of capitalization of subscriber acquisition costs	2(b)	-	-	-	-	7,967	7,967

Profit for the year, as restated	27	-	-	-	-	35,139	35,139

As at December 31, 2003, as restated	27	2,990,000,000	299,000	1,254,000	2,124,424	(2,971,553)	705,871

As at January 1, 2004, as previously reported		2,990,000,000	299,000	1,254,000	2,124,424	(2,979,520)	697,904

Prior year adjustment in respect of capitalization of subscriber acquisition costs	2(b)	-	-	-	-	7,967	7,967

As at January 1, 2004, as restated	27	2,990,000,000	299,000	1,254,000	2,124,424	(2,971,553)	705,871

Profit for the year, as previously reported	27	-	-	-	-	5,544	5,544

Prior year adjustment in respect of capitalization of subscriber acquisition costs	2(b)	-	-	-	-	(1,171)	(1,171)

Profit for the year, as restated	27	-	-	-	-	4,373	4,373

As at December 31, 2004, as restated	27	2,990,000,000	299,000	1,254,000	2,124,424	(2,967,180)	710,244

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

				Reserve
		Share capital		arising			Total
		Number of		from	Share	Accumulated	shareholders’
	Note	shares	Amount	Reorganization	premium	losses	equity
			HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

As at January 1, 2005, as previously reported		2,990,000,000	299,000	1,254,000	2,124,424	(2,973,976)	703,448

Prior year adjustment in respect of capitalization of subscriber acquisition costs	2 (b)	-	-	-	-	6,796	6,796

As at January 1, 2005, as restated	27	2,990,000,000	299,000	1,254,000	2,124,424	(2,967,180)	710,244
Loss for the year		-	-	-	-	(196,981)	(196,981)

As at December 31, 2005		2,990,000,000	299,000	1,254,000	2,124,424	(3,164,161)	513,263

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2005

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
	(Restated)	(Restated)
	(Note 27)	(Note 27)

Net cash provided by operating activities (note a)	279,693	209,714	31,876

Investing activities
Advance to a joint venture	(1,104)	(258)	-
Purchases of fixed assets	(73,409)	(143,387)	(512,594)
Proceeds from disposals of fixed assets	66	163	38
(Increase)/decrease in restricted cash deposits	(52,721)	210,212	308
Payment of subscriber acquisition costs	(37,779)	(24,807)	(34,602)
Payment of financing costs	-	(4,611)	(740)
Net cash (used in)/provided by investing activities	(164,947)	37,312	(547,590)

Financing activities
Repayment of long-term bank loans	(180,000)	(240,000)	-
Repayment of long-term vendor loan – Nortel	(134,550)	(481,324)	-
Repayment of long-term vendor loans – Huawei	-	(75,000)	(859,921)
Increase in long-term vendor loan – Nortel	252,778	-	-
Increase in long-term vendor loans – Huawei	-	572,917	98,420
Increase in loans from fellow subsidiaries	-	-	1,203,780
Payment of loan financing charges	-	(11,467)	(6,855)
Capital element of finance lease payments	(138)	-	(866)
Net cash (used in)/provided by financing activities	(61,910)	(234,874)	434,558

Increase/(decrease) in cash and cash equivalents	52,836	12,152	(81,156)
Cash and cash equivalents at January 1,	49,577	102,413	114,565
Cash and cash equivalents at December 31,	102,413	114,565	33,409

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the year ended December 31, 2005

(a)

Reconciliation of profit/(loss) from operations to net cash provided by operating activities:

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
	(Restated)	(Restated)
	(Note 27)	(Note 27)

Profit/(loss) from operations	89,826	30,713	(155,577)
Depreciation	233,293	228,645	225,939
Amortization expense	29,812	25,978	31,592
Loss on disposals of fixed assets	414	338	129
Exchange differences	(2,176)	(44)	(125)
Profit before changes in working capital	351,169	285,630	101,958

Increase in inventories	(1,626)	(2,247)	(10,529)
Decrease/(increase) in trade receivables, deposits, prepayments and other receivables	20,877	206	(19,663)
Increase in amounts due from fellow subsidiaries	-	-	(2,506)
Increase/(decrease) in trade payables, other payables and accrued charges	1,835	(38,699)	6,251
(Decrease)/increase in subscriptions received in advance	(37,971)	(19,239)	4,629
Increase in amounts due to fellow subsidiaries	-	-	7,183
Increase in amount due to ultimate holding company	-	-	2,033
Cash provided by operations	334,284	225,651	89,356

Interest received	2,791	228	432
Interest paid	(56,892)	(11,204)	(54,891)
Interest element of finance lease payments	(17)	-	(97)
Other incidental borrowing costs paid	(473)	(4,961)	(2,924)
Net cash provided by operating activities	279,693	209,714	31,876

(b)          Major non-cash transactions:

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
		(Restated)
		(Note 27)

Purchases of fixed assets by directly assuming long-term vendor loans	-	105,231	158,352
Amortization of deferred charges	-	1,059	10,408
Interest expenses capitalized in fixed assets in the course of network construction (Note (i) and note 6)	-	932	-

 (i)   No unpaid interest expense was capitalized in fixed assets in the course of network construction during the year ended December 31, 2003.  Interest expenses of HK$23,855,000 being capitalized in fixed assets in the course of network construction were fully paid during the year ended December 31, 2005.

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1

Description of business

SUNDAY Communications Limited (the “Company” or “SUNDAY”) was incorporated in the Cayman Islands on November 24, 1999 as a company with limited liability under the Companies Laws (Revised) of the Cayman Islands.  The Company and its subsidiaries (together the “Group”) is a developer and provider of wireless communications and data services in Hong Kong. The Group was granted a licence in 1996 to construct and operate a digital PCS network, and began commercial operations in September 1997 when it introduced its GSM 1800 mobile telephone services. The Group offers mobile services under the brand name "SUNDAY".  The Group was also granted a mobile carrier licence in Hong Kong in October 2001 to construct and operate a third generation (“3G”) network. On June 12, 2005, the Group trial launched its 3G data card service.

The Company has its primary listing on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

On June 13, 2005, PCCW Mobile Holding No. 2 Limited (“PCCW Mobile”), an indirect wholly-owned subsidiary of PCCW Limited (“PCCW”), entered into two conditional sale and purchase agreements with Distacom Communications Limited, USI Holdings Limited and Townhill Enterprises Limited to purchase 59.87% of the Company’s issued share capital.  As a result, as at  June 22, 2005, PCCW became the ultimate holding company of the Company.

Under the Hong Kong Code on Takeovers and Mergers, PCCW Mobile was required to make a mandatory unconditional cash offer for all of the Company’s issued shares other than the shares already held by PCCW Mobile (the “Offer”).  The Offer closed on September 9, 2005.  Taking into account the valid acceptances tendered under the Offer, as at September 9, 2005, PCCW Mobile owned approximately 79.35% of the Company’s issued share capital.

The Company is required to restore sufficient public float of at least 25% of the issued share capital of the Company as required under Rule 8.08 of the Listing Rules of the Stock Exchange.  The Company has applied for and was granted several consecutive waivers from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a period from September 9, 2005 to June 7, 2006.  Detail of these arrangements have been disclosed in the joint announcement issued by the Company and PCCW on September 9, 2005, the joint announcements issued by the Company, PCCW and PCCW Mobile on September 27, 2005, October 13, 2005 and November 9, 2005 and also announcements issued by the Company on October 10, 2005, January 12, 2006, February 15, 2006, March 16, 2006 and April 21, 2006.

The principal place of business of the Company in Hong Kong was located at 13th Floor, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong Special Administrative Region  (“HKSAR”), The People’s Republic of China (the “PRC”), and was changed to 39th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, HKSAR, the PRC, with effect from December 16, 2005.

These consolidated financial statements are presented in thousands of units of Hong Kong Dollars (HK$’000), unless otherwise stated.

2             Basis of  preparation and principal accounting policies

 a.      Statement of compliance

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual HKFRSs, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new/revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after January 1, 2005.

  b.

Basis of preparation

The consolidated financial statements for the year ended December 31, 2005 incorporate the financial statements of the Company and its subsidiaries.

The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities which are carried at fair values.

During the year, the Group has adopted the new/revised HKFRSs below, which are relevant to its operations.  The 2003 and 2004 comparatives have been restated, as required, in accordance with the relevant requirements.

HKAS 1

Presentation of Financial Statements

HKAS 2

Inventories

HKAS 7

Cash Flow Statements

HKAS 8

Accounting Policies, Changes in Accounting Estimates and Errors

HKAS 10

Events after the Balance Sheet Date

HKAS 12

Income Taxes

HKAS 14

Segment Reporting

HKAS 16

Property, Plant and Equipment

HKAS 17

Leases

HKAS 18

Revenue

HKAS 19

Employee Benefits

HKAS 21

The Effects of Changes in Foreign Exchange Rates

HKAS 23

Borrowing Costs

HKAS 24

Related Party Disclosures

HKAS 27

Consolidated and Separate Financial Statements

HKAS 31

Interests in Joint Ventures

HKAS 32

Financial Instruments: Disclosure and Presentation

HKAS 33

Earnings per Share

HKAS 36

Impairment of Assets

HKAS 37

Provisions, Contingent Liabilities and Contingent Assets

HKAS 38

Intangible Assets

HKAS 39

Financial Instruments: Recognition and Measurement

HKAS 39 Amendment

Transition and Initial Recognition of Financial Assets and Financial Liabilities

HKFRS 2

Share-based Payment

2        Basis of  preparation and principal accounting policies (continued)

  b.   Basis of preparation (continued)

The adoption of HKASs 1, 2, 7, 8, 10, 12, 14, 17, 18, 19, 21, 23, 24, 27, 31, 32, 33, 36, 37 and HKFRS 2 had no material effect on the Group’s accounting policies.  The effect of the adoption of certain new/revised HKFRSs, which results in substantial changes to accounting policies, is set out below.

i.

Asset retirement obligations (HKAS 16)

The adoption of HKAS 16 has resulted in a change in accounting policy relating to recognition of fixed assets and liabilities subject to retirement obligations at fair values.

ii.

Definition of related parties (HKAS 24)

As a result of the adoption of HKAS 24, the definition of related parties has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.  The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period, as compared to those that would have been reported had the Statement of Standard Accounting Practice 20 “Related Party Disclosures” still been in effect.

iii.

Recognition of intangible asset – 3G Licence (HKAS 38)

The adoption of HKAS 38 has resulted in a change in accounting policy relating to the recognition of the fees and royalties payable for the third generation licence for  telecommunications services (the “3G Licence”).  The 3G Licence is considered an intangible asset representing the right to provide the specified telecommunications service, rather than a right to use an identifiable asset, by deploying the radio spectrum allocated by the Office of the Telecommunications Authority (“OFTA”) to the licence holder under the terms of the licence. In order to measure the intangible asset, HKAS 39 Financial Instruments: Recognition and Measurement is applied for recognition of the minimum annual fees and royalty payments as they constitute a contractual obligation to deliver cash and, hence, should be considered a financial liability.  As a result, capitalized minimum annual payments together with the interest accrued prior to commercial launch, are classified as an intangible asset and will be amortized on the straight-line basis over the remaining licence period from the date the asset is ready for its intended use.  Interest will be accrued on the outstanding minimum annual fees and charged to financing costs in the consolidated statements of profits and losses after the commercial launch.  Variable annual payments on top of the minimum annual payments, if any, are recognized in the consolidated statements of profits and losses as incurred.

iv.

Recognition of intangible assets – subscriber acquisition costs (HKAS 38)

Costs to acquire contractual relationships with mobile subscribers are capitalized if it is probable that there will be an inflow of expected future economic benefits from the subscribers to the Group and such costs can be measured reliably.  Capitalized subscriber acquisition costs are amortized on the straight-line basis over the minimum contractual period.

2             Basis of preparation and principal accounting policies (continued)

  b.

Basis of preparation (continued)

v.

Rental deposits and prepaid operating rental expenses (HKAS 39)

The adoption of HKAS 39 has required the Group to recognize rental deposits relating to cell sites, switch centers, shops and offices as financial assets at fair values.  As a result, the difference between nominal and fair values of the deposits is treated as prepaid operating rental expenses.  The prepayments are then amortized over the remaining lease terms of the respective cell sites, shops and offices, while the rental deposits generate deemed interest income over the remaining lease terms.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards.  All standards adopted by the Group require retrospective application other than HKAS 39 which recognizes all derivatives at fair values in the balance sheet on January 1, 2005 and adjusts the balance to retained earnings as at that date.

The adoption of HKAS 16 resulted in:
	As at December 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000

Increase in fixed assets	-	-	16,328
Increase in accumulated losses	-	-	1,511
Increase in asset retirement obligations	-	-	(17,839)

	For the year ended December 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000

Increase in loss attributable to shareholders	-	-	1,511
Increase in loss per share (basic and diluted)	-	-	0.05 cents

The adoption of HKAS 38 resulted in:
	As at December 31,
	2003	2004	2005
(a) 3G Licence	HK$’000	HK$’000	HK$’000

Increase in intangible assets	250,821	787,496	838,110
Decrease in fixed assets	(109,154)	(163,369)	(214,109)
Decrease in prepayment for 3G Licence	(141,667)	(91,667)	(41,667)
Increase in long-term liabilities	-	(532,460)	(582,334)

2             Basis of preparation and principal accounting policies (continued)

  b.

Basis of preparation (continued)

	As at December 31,
	2003	2004	2005
(b) Subscriber acquisition costs	HK$’000	HK$’000	HK$’000

Increase in intangible assets	7,967	6,796	9,806
Decrease in accumulated losses	(7,967)	(6,796)	(9,806)

	For the year ended December 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000

Increase/(decrease) in profit /(loss) attributable to shareholders	7,967	(1,171)	(3,010)
Increase/(decrease) in earnings/(loss) per share (basic and diluted)	0.27 cents	(0.04 cents)	(0.10 cents)

The adoption of HKAS 39 resulted in:
	As at December 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Increase in prepaid operating rental expenses – non-current assets (Note (a))	-	-	2,354
Increase in rental deposits – non-current assets (Note (a))	-	-	23,610
Increase in prepaid operating rental expenses – current assets (Note (b))	-	-	928
Decrease in rental deposits - current assets (Note (b))	-	-	(26,891)
Decrease in accumulated losses	-	-	(1)

	For the year ended December 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Decrease in loss attributable to shareholders	-	-	(1)
Decrease in loss per share (basic and diluted)	-	-	-

Note (a): Classified under “Deposits and prepayments” in consolidated balance sheets.

Note (b): Classified under “Deposits, prepayments and other receivables” in consolidated balance sheets.

2             Basis of preparation and principal accounting policies (continued)

  b.

Basis of preparation (continued)

The preparation of consolidated financial statements in conformity with HKFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  A revision to an  accounting estimate is recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of HKFRSs that have significant effects on the financial statements and estimates with a significant risk of material adjustment in the next year are outlined in note 3.

The consolidated financial statements have been prepared in accordance with applicable HKFRSs and accounting principles generally accepted in Hong Kong (“HK GAAP”).  These principles differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”).  Details of these differences are set out in note 28.

  c.

Subsidiaries and controlled entities

Subsidiaries are entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements.  Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized profits but only to the extent that there is no evidence of impairment.

In the Company’s balance sheet, the investments in subsidiaries are stated at cost less impairment losses as described in note 2(h).  The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

  d.

Joint venture

A joint venture is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

2             Basis of preparation and principal accounting policies (continued)

d.

Joint venture (continued)

Investment in a joint venture is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group’s share of the joint venture’s net assets, unless it is classified as held-for-sale (or included in a disposal group that is classified as held-for-sale).  The consolidated statements of profits and losses includes the Group’s share of post-acquisition, post-tax results of the joint venture for the year.

When the Group’s share of losses exceeds its interest in a joint venture, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.  For this purpose, the Group’s interest in the joint venture is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the joint venture.

When an indication of impairment exists, the carrying amount of the investment in a joint venture is assessed as described in note 2(h) and written down immediately to its recoverable amount.

e.

Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses as described in note 2(h).

The cost of a fixed asset comprises (i) its purchase price, (ii) any directly attributable costs of bringing the asset to its working condition and location for its intended use, (iii) the initial estimate at the time of installation and during the period of use, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (iv) changes in the measurement of existing liabilities recognized for the costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the related costs can be measured reliably. All other repairs and maintenance are expensed in the consolidated statements of profits and losses during the financial period in which they are incurred.

Gains or losses arising from the retirement or disposal of an asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of profits and losses on the date of retirement or disposal.

Depreciation of fixed assets is calculated to write off the cost over their estimated useful lives, using the straight-line basis.  Estimated useful lives are summarized as follows:

2G Network equipment

5 to 10 years

3G Network equipment

10 years

Computer equipment

Shorter of 5 years or lease period of 1 to 3 years

Leasehold improvements

Lease periods of 2 to 10 years

Furniture and fixtures

5 years

Office equipment

5 years

Motor vehicles

5 years

2             Basis of preparation and principal accounting policies (continued)

e.        Fixed assets (continued)

During the year, the Group has reviewed the estimated useful lives of all fixed assets, and changed the estimated useful lives of 2G network equipment to 5 to 10 years with effect from July 1, 2005, as a result of change in business plan after the acquisition of a majority interest in the Company by PCCW.  As a result, all 2G network equipment will be fully depreciated by 2010.  Such change in accounting estimate resulted in an increase in depreciation of 2G network equipment by HK$5,590,000 for the year ended December 31, 2005.

Both the useful life of an asset and its residual value, if any, are reviewed and adjusted, if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable value if its carrying amount is greater than its estimated recoverable value as described in note 2(h).

f.

Intangible assets

Intangible assets are stated in the consolidated balance sheets as cost less accumulated amortization (where the estimated useful life is other than indefinite) and impairment losses as described in note 2(h).

(i)        Telecommunications licence for 3G services

The mobile carrier licence to establish and maintain a 3G network and to provide 3G services in Hong Kong (the “3G Licence”) is recorded as an intangible asset.  Upon the issue  of the 3G Licence, the cost thereof, which is the discounted value of the minimum annual fees payable over the licence period of 15 years and directly attributable costs of preparing the asset for its intended use, is recorded together with the related obligations.  Amortization is provided on the straight-line basis over the remaining licence period from the date when the asset is ready for its intended use.

The difference between the discounted value and the total of the minimum annual fee payments represents the effective cost of financing and, accordingly, for the period prior to the asset being ready for its intended use, is capitalized as part of the intangible asset consistent with the policy for borrowing costs as set out in note 2(u).  Subsequent to the date when the asset is ready for its intended use, such finance costs will be charged to the consolidated statements of profits and losses in the year in which they are incurred.

Variable annual payments on top of the minimum annual payments, if any, are recognized in the consolidated statements of profits and losses as incurred.

2            Basis of preparation and principal accounting policies (continued)

f.    Intangible assets (continued)

(ii)     Subscriber acquisition costs

Costs to acquire contractual relationships with mobile subscribers are capitalized if it is probable that there will be an inflow of expected future economic benefits bringing from the subscribers to the Group and such costs can be measured reliably.  Capitalized subscriber acquisition costs are amortized on the straight-line basis over the minimum contractual period.  By the end of the minimum contractual period, fully amortized subscriber acquisition costs will be written off.

Costs incurred in acquiring mobile subscribers without enforceable contracts are otherwise expensed and charged to the consolidated statements of profits and losses under respective categories.  The costs comprise the loss on sales of mobile phones and accessories to the Group and commission expenses payable to dealers for subscriptions without enforceable contracts. Revenue and cost of sales in respect of sales of mobile phones and accessories are included in telecommunications services revenue and cost of sales, respectively.  The commission expenses are included in advertising, promotion and other selling costs.

g.

Leases

(i)      Finance leases

Leases of fixed assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases.  Finance leases are capitalized at inception of the lease at the lower of the fair values of the leased property and the present value of the minimum lease payments.  Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding.  The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings.   The interest element of the finance cost is expensed in the consolidated statements of profits and losses over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.  The fixed asset acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

(ii)    Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases.  Rentals applicable to such operating leases are charged to the consolidated statements of profits and losses on the straight-line basis over the lease terms.

h.

Impairment of assets

(i)

Non-financial assets

Intangible assets not yet available for use are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair values less the costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).  Non-financial assets that have suffered an impairment are also reviewed for possible reversal of the impairment at each reporting date.

2            Basis of preparation and principal accounting policies (continued)

h.

Impairment of assets (continued)

(ii)

Financial assets

For financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at the time of the initial recognition of such assets), and recognized in the consolidated statements of profits and losses.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the consolidated statements of profits and losses.  A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

i.

Financial assets

The Group classifies its financial assets as loans and receivables, which are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets.  Loans and receivables are classified as ‘Trade and other receivables’ in the balance sheet as described in note 2(k).  Management determines the classification of a financial asset at the time of initial recognition and re-evaluates its designation at every reporting date.

Loans and receivables are carried at amortized cost using the effective interest method.

For financial assets without an active market, the Group establishes the fair values by using valuation techniques including the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market input and relying as little as possible on entity-specific inputs.  If none of the valuation techniques results in a reasonable estimate of the fair values, the investment is stated at cost less impairment losses as described in note 2(h).

Impairment testing of trade receivables is described in note 2(k).

j.

Inventories

Inventories are stated at the lower of cost and net realizable value.  Cost is calculated on the weighted average basis.  Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

k.

Trade and other receivables

Trade and other receivables are recognized initially at fair values and subsequently measured at amortized cost using the effective interest method, less any provisions for impairment.  A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired.  The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in cost of services within the consolidated statements of profits and losses.

2            Basis of preparation and principal accounting policies (continued)

l.

Refundable deposits

Refundable deposits are received from customers who require mobile international calls and roaming services.  The refundable deposits are carried at fair values and are included in other payables and accrued charges for as long as the customers require these services.

m.

Cash and cash equivalents

Cash and cash equivalents are short-term highly liquid investments, which are readily convertible into cash and have original maturities of three months or less at the date of acquisition.

n.

Share capital

Ordinary shares are classified as equity.

o.

Trade and other payables

Trade and other payables are initially recognized at fair values and thereafter stated at amortized cost using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

p.

Borrowings

Borrowings are recognized initially at fair values less attributable transaction costs.  Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties.

Subsequent to initial recognition, borrowings are stated at amortized cost with any difference between the proceeds (net of transaction costs) and the redemption value being recognized in the consolidated statements of  profits and losses over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

q.

Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group or the Company has a present legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.  Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.  Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2            Basis of preparation and principal accounting policies (continued)

r.

Revenue recognition

Provided it is probable that economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the consolidated statements of profits and losses as follows:

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

Subscriptions received in advance comprises prepaid subscription fees received from subscribers and the up-front subscription fees received from subscribers upon purchase of mobile phones. They are for provision of mobile airtime and access to the Group’s network for an agreed period of time in accordance with the terms of the sales and services agreements and are deferred and amortized on the straight-line basis over the agreed period, except for prepaid subscription fees from prepaid mobile services which are recognized as revenue based on usage of the Group’s network and facilities.

(ii)

Sales of mobile phones and accessories

Revenue from sales of mobile phones and accessories is recognized when the mobile phones and accessories are delivered to customers and collectibility can be reasonably assured.  Where a customer signs a sales and services agreement in connection with the purchase of a mobile phone and accessories from the Group and the provision of mobile services, revenue in respect of the service element of the agreement is recognized based on the fair values of the service element, which is the price the Group charges to customers who subscribe for mobile services only, without purchase of a mobile phone and accessories.  The remainder of the total revenue from an agreement is allocated to revenue from the sale of the mobile phone and accessories.

(iii)

Interest income

Interest income is recognized on a time-proportion basis using the effective interest method.

s.

Advertising, promotion and other selling costs

Advertising, promotion and other selling costs are charged to the consolidated statements of profits and losses as incurred.

t.

Asset retirement obligations

Asset retirement obligation associated with the retirement of a tangible long lived asset is recognized as a liability in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset.  The cost of the tangible asset, including the initially recognized asset retirement obligation, is depreciated such that the cost of the asset retirement obligation is recognized over the useful life of the asset.

Asset retirement obligation is recorded at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value.  The fair value of the asset retirement obligation is measured using expected future cash out flows discounted at the Group’s credit-adjusted risk-free interest rate.

The Group is subject to asset retirement obligations associated with its cell sites, shops and offices operating leases.  These lease agreements contain clauses requiring restoration of the leased site at the end of the lease term, creating asset retirement obligations.

2             Basis of preparation and principal accounting policies (continued)

u.

Borrowing costs

Borrowing costs are expensed in the consolidated statements of profits and losses in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use. Facility transaction costs are included in the initial measurement of loans and are presented as deferred charges which are offset against loans and amortized using the straight-line method over the expected loan periods.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset and borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress.  Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

Discounts or premiums relating to borrowings, ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings, to the extent that they are regarded as adjustments to interest costs, are recognized as expenses over the period of the borrowing using the effective interest method.

v.

Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

w.

Employee benefits

(i)

Employee leave entitlements

Employee entitlements to annual leave are recognized as they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(ii)

Retirement benefits

The Group operates defined contribution retirement schemes (including the Mandatory Provident Fund) for its employees, the assets of which are generally held in separate trustee – administered funds.  The schemes are generally funded by payments from the relevant Group companies.

The Group’s contributions to the defined contribution schemes are recognized as expense in the consolidated statements of profits and losses in the period to which the contributions relate.

2             Basis of preparation and principal accounting policies (continued)

w.

Employee benefits (continued)

(iii)

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

 (iv)

Bonus plans

The expected bonus payments are recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

x.

Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group’s internal financial reporting system, the Group has determined business segment information as the primary reporting format for the purposes of these consolidated financial statements.  No geographical segment analysis is presented as the primary operating location of the Group is in Hong Kong.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment.  Segment revenue, expenses and segment performance include transactions between segments.  Inter-segment pricing is based on similar terms as those available to other external parties for similar services and such transactions are eliminated on consolidation.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

Unallocated items mainly comprise financial assets and liabilities, interest-bearing loans, borrowings and financing expenses.

2             Basis of preparation and principal accounting policies (continued)

y.

Foreign currencies translation

(i)       Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).  The consolidated financial statements are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

(ii)      Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of profits and losses.

z.

Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ended December 31, 2005.

Up to the date of approval of these consolidated financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ended December 31, 2005 and which have not been adopted in these consolidated financial statements:

•

HKFRS-Int4 “Determining whether an Arrangement contains a Lease”

•

Amendments to HKAS 19 “Employee benefits – Actuarial Gains and Losses, Group Plans and Disclosures”

•

Amendments to HKAS 39 “Financial Instruments: Recognition and Measurements”:

-

Cash Flow Hedge Accounting of Forecast Intra-group Transactions

-

The Fair Value Option

-

Financial Guarantee Contracts

•

Amendments, as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005, to:

-

HKAS 1 “Presentation of Financial Statements”

-

HKAS 27 “Consolidated and Separate Financial Statements”

-

 HKFRS 3 “Business Combinations”

•

HKFRS 7 “Financial Instruments: Disclosures”

•

Amendments to HKAS 1 “Presentation of Financial Statements-Capital Disclosures”

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 which came into effect on December 1, 2005 is only applicable to financial statements for periods beginning on or after January 1, 2006.

The Group is in the process of making an assessment of the impact of these amendments, new standards and new interpretations are expected to be in the period of initial application, but is not yet in a position to state whether they will have a significant impact on the Group’s results of operations and financial position.

Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimations and assumptions that have a significant risk causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a.

Useful lives of property, plant and equipment

The Group has significant property, plant and equipment and are required to estimate the useful lives in order to ascertain the amount of depreciation and amortization charges for each reporting period.  The annual depreciation charges are sensitive to the estimated economic useful lives the Group allocates to each type of fixed assets.

The useful lives are estimated at the time the purchases are made after considering future technology changes, business developments and the Group’s strategies.  Should there be unexpected adverse changes in the circumstances or events, the Group assesses the need to shorten the useful lives and/or make impairment provisions.  Indications of these unexpected adverse changes include declines in projected operating results, negative industry or economic trends, rapid advancement in technology and significant downturn in the Company’s stock price.

b.

Asset retirement obligations

The Group evaluates and recognizes, on a regular basis, the fair values of fixed assets and obligations which arise from future reinstatement of leased properties at end of lease terms. To establish the fair values of the asset retirement obligations, estimates and judgments are applied in determining future cash flows and the discount rate. Management estimates the future cash flows based on certain assumptions, such as the types of leased properties, probability of renewal of lease terms and restoration costs.  The discount rate used is referenced to the Group’s incremental borrowing rate.

c.

Recognition of intangible asset – 3G Licence

In order to measure the intangible asset, HKAS 39 Financial Instruments: Recognition and Measurement is applied for recognition of the minimum annual fee and royalty payments as they constitute a contractual obligation to deliver cash and, hence, should be considered a financial liability.  To establish the fair values of the licence,  management recognizes the contractual obligation up to the minimum annual fee and royalty payments and the discount rate used is referenced to the Group’s historical weighted average cost of capital.

3.           Critical accounting estimates and judgments (continued)

d.     Impairment of assets

At each balance sheet date, the Group reviews internal and external sources of information to identify any indications that the following assets have not become impaired or an impairment loss previously recognized no longer exists or may have decreased:

- property, plant and equipment;

- intangible assets; and

- financial assets

If any such indication exists, the asset’s recoverable amount is estimated.  In addition, in respect of intangible assets that are not yet available for use, the recoverable amount is estimated annually whether or not there is any indication of impairment.  An impairment loss is recognized in the consolidated statements of profits and losses whenever the carrying amount of an asset exceeds its recoverable amount.

The sources utilized to identify indications of impairment are often subjective in nature and the Group is required to use judgment in applying such information to its business.  The Group’s interpretation of this information has a direct impact on whether an impairment assessment is performed as at any given balance sheet date.  Such information is particularly significant as it relates to the Group’s telecommunications businesses in Hong Kong.

If an indication of impairment is identified, such information is further subject to an exercise that requires the Group to estimate the recoverable value, representing the greater of the net selling price of such asset and its value in use.  Depending on the Group’s assessment of the overall materiality of the asset under review and complexity of deriving reasonable estimates of the recoverable value, the Group may perform such assessment utilizing internal resources or the Group may engage external advisors to counsel the Group in making this assessment.  Regardless of the resources utilized, the Group is required to make many assumptions to make this assessment, including utilization of such asset, the cash flows to be generated, appropriate market discount rates and the projected market and regulatory conditions.  Changes in any of these assumptions could result in a material change to future estimates of the recoverable value of any asset.

4

Financial risk management

Exposure to credit and market (including interest rate) risks arises in the normal course of the Group’s business.  These risks are limited by the Group’s financial management policies and practices described below.

a.

Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables.  Management has policies in place and exposures to these credit risks are monitored on an ongoing basis.

The average credit period granted by the Group is 30 days from the date of invoice. Sales of goods and services to customers are primarily made in cash or via major credit cards and the Group does not have a significant exposure to any individual debtors.

b.

Market risk

Market risks are primarily composed of foreign currency exposures and interest rate exposures derived from Group operations.  The Group does not have any significant exposures to market risks. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Executive Committee, which are reviewed on a regular basis.

c.

Fair values

Fair value of all financial instruments and the corresponding carrying amount as at December 31, 2005 are as follows:

		2004		2005
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	HK$’000	HK$’000	HK$’000	HK$’000
	(Restated)	(Restated)
	(Note 27)	(Note 27)

3G Licence fees liability	532,460	532,460	582,334	582,334
Loans from fellow subsidiaries	-	-	1,203,780	1,203,780
Long-term vendor loans	603,148	597,199	-	-
Rental deposits (Note (i))	-	-	48,912	48,912
Subscriptions received in advance (Note (ii))	69,786	69,786	74,415	74,415
Trade receivables, net	73,665	73,665	76,508	76,508
Prepayments, other deposits and receivables	64,749	64,749	265,082	265,082
Amounts due from fellow subsidiaries	-	-	2,506	2,506

(i)

Carrying amounts of rental deposits of HK$25,302,000 (2004: Nil) and HK$23,610,000 (2004: Nil) are classified under “Deposits and prepayments” in non-current assets and “Deposits, prepayments and other receivables” in current assets on the consolidated balance sheet, respectively.

(ii)

Carrying amounts of subscriptions received in advance of HK$2,359,000 (2004: HK$939,000) and HK$72,056,000 (2004: HK$68,847,000) are classified under long-term liabilities and current liabilities on the consolidated balance sheet, respectively.

Financial risk management (continued)

d.

Estimation of fair values

The fair values of financial instruments are estimated set out below:

The fair values of financial instruments that are not traded in active markets are determined by using valuation techniques.  The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.  Quoted market prices or dealer quotes for similar instruments are used for long-term debt.  Other techniques, such as estimated discounted cash flows, are used to determine the fair values for the remaining financial instruments.

The nominal values less impairment provisions for trade receivables and payables are assumed to approximate their fair values.  The fair values of financial liabilities for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rates that are available to the Group for similar financial instruments.

5             Cost of inventories sold and services provided

Cost of inventories sold represents the cost of mobile phones and accessories sold.  Cost of services provided represents interconnection charges, cost of out-bound roaming services, provision for doubtful debts, billing materials charges, bill collection charges, cost of prepaid cards and revenue sharing expenses.

6

Profit/(loss) attributable to shareholders

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
	(Restated)	(Restated)
	(Note 27)	(Note 27)

Profit/(loss) is stated after charging:
Auditors’ remuneration:
Audit services	1,100	1,288	1,230
Audit-related services	251	248	240
Other permitted services	198	368	546
	1,549	1,904	2,016

Advertising and promotion costs	41,396	36,732	42,511
Impairment of inventories	1,159	4,389	3,112
Cost of inventories sold	133,315	143,915	198,500
Loss on disposal of fixed assets	414	338	129
Impairment of trade receivables	30,228	25,573	21,988
Depreciation of owned fixed assets	233,055	228,645	225,178
Depreciation of fixed assets under finance leases	238	-	761
Operating lease charges on land and buildings,
including transmission sites	195,945	182,383	225,638
Operating lease charges on leased lines	73,283	58,638	74,479
Amortization expense	29,812	25,978	31,592

Salaries and related costs comprise:
Salaries and allowances	145,348	122,367	114,621
Bonuses	-	-	13,600
Retirement scheme contributions	5,362	6,522	7,313
Termination benefits	1,310	-	4,509
	152,020	128,889	140,043

Profit/(loss) attributable to shareholders (continued)

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
	(Restated)	(Restated)
	(Note 27)	(Note 27)

Interest on bank loans	24,718	434	-
Interest on long-term vendor loans:
Wholly repayable within five years	27,579	983	22,614
Not wholly repayable within five years	-	18,632	-
Interest on loans from fellow subsidiaries:
Wholly repayable within five years	-	-	22,788
Interest element of finance lease payments	17	-	97
Other incidental borrowing costs	473	11,794	20,927
Accretion expenses:
3G Licence fees liability	-	-	49,874
Asset retirement obligations	-	-	822
Total financing costs incurred	52,787	31,843	117,122

Amounts capitalized in fixed assets in the course of construction:
Interest expenses	-	(932)	(23,855)
Other incidental borrowing costs	-	(396)	(573)
Total financing costs capitalized to fixed assets	-	(1,328)	(24,428)

Amounts capitalized in intangible assets prior to the assets being ready for use:
Accretion expenses	-	-	(49,874)
Other incidental borrowing costs	-	(4,215)	(740)
Total financing costs capitalized to intangible assets	-	(4,215)	(50,614)

	52,787	26,300	42,080
After crediting:
Exchange differences	614	194	567

Accretion expenses represented changes in 3G Licence fees liability and asset retirement obligations due to the passage of time calculated by applying the effective interest method of allocation to the amount of the liability at the beginning of the period.

Interest expenses capitalized in fixed assets were incurred for the loans drawn down on the equipment supply facility provided by a 3G network vendor and fellow subsidiaries.

Other incidental borrowing costs mainly represented commitment fees, finance charge and amortization of deferred charges incurred in arranging the long-term and other loans from fellow subsidiaries.  As described in note 16, the Group fully settled all vendor loans in July 2005, and the unamortized facility transaction costs of HK$9,653,000 were charged to the consolidated statements of profits and losses.

Taxation

The Group is subject to tax on an entity basis on income arising in or derived from Hong Kong. No provision for Hong Kong and overseas profits tax has been made during the years ended December 31, 2003 and 2004 as the Group had sufficient tax losses brought forward to set off against the assessable profits for those years.  No provision for Hong Kong and overseas profit tax has been made during the year ended December 31, 2005 as the Group has no assessable profits for this year.

The income tax charge/credit attributable to the profit/loss for each of the years ended December 31, 2003, 2004 and 2005 differed from the amounts computed by applying the Hong Kong statutory rate to the pre-tax profit/(loss) as a result of the following differences:

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
	(Restated)	(Restated)
	(Note 27)	(Note 27)

Hong Kong statutory tax rate:	17.5%	17.5%	17.5%

Income tax charge/(credit) at the Hong Kong statutory tax rate	6,149	765	(34,472)
Effect of non-deductible expenses	3,713	3,308	2,827
Effect of non-taxable income	(303)	(36)	(154)
Effect of utilization of previously unrecognized tax losses	(31,783)	(28,639)	-
Tax losses for which no deferred tax asset was recognized	-	-	13,542
Other temporary differences	22,224	24,602	18,257
Provision for income taxes	-	-	-

The potential deferred tax assets/(liabilities) not provided for as at December 31, 2004 and 2005 amounted to:

	2004	2005
	HK$’000	HK$’000
	(Restated)
	(Note 27)

Accelerated depreciation allowances	(65,808)	(47,551)
Tax losses	460,990	474,532
	395,182	426,981

The Group has not recorded any deferred tax effect in its consolidated statements of profits and losses for the years ended December 31, 2003, 2004 and 2005 in respect of tax losses due to the uncertainty that the resultant deferred tax asset will be recovered in the foreseeable future.  The Group has unrecognized tax losses of HK$3,288,039,000 (2004: HK$3,217,454,000) to offset against future taxable income. These tax losses have no expiry date.

Earnings/(loss) per share

The calculation of basic earnings/(loss) per share is based on the Group profit for years ended December 31, 2003 and 2004 of approximately HK$35,139,000 (restated - Note 27) and HK$4,373,000 (restated – Note 27), respectively, and loss for the year ended December 31, 2005 of approximately HK$196,981,000, and the 2,990,000,000 shares in issue during the three years ended December 31,2005.

There is no dilutive effect upon exercise of the share options on the earnings/(loss) per share for the years ended December 31, 2003, 2004 and 2005 since

 (i)

the exercise prices for the share options were above the average fair value of the shares.

(ii)

as at December 31, 2005, the Group has no outstanding share options as all outstanding share options had either been cancelled or had lapsed under the terms of the Company’s share option scheme by August 9, 2005, being one month after the date on which the unconditional general cash offer made by PCCW Mobile became unconditional.

Restricted cash deposits

As at December 31, 2005, a bank deposit of HK$822,000 (2004: HK$1,130,000) has been pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services.  The guarantee will expire in March 2007.

Trade receivables, deposits, prepayments and other receivables, and amounts due from fellow subsidiaries

	2004	2005
	HK$’000	HK$’000
	(Restated)
	(Note 27)

Trade receivables	82,028	83,530
Less: Provision for impairment of receivables	(8,363)	(7,022)

Trade receivables, net	73,665	76,508
Rental deposits	44,082	48,912
Prepaid operating rental expenses	-	3,282
Prepayments, other deposits and receivables	64,749	261,800
Amounts due from fellow subsidiaries	-	2,506
	182,496	393,008
Less: non-current portion
Rental deposits	-	(23,610)
Prepaid operating rental expenses	-	(2,354)
	182,496	367,044

Trade receivables, deposits, prepayments and other receivables, and amounts due from fellow subsidiaries (continued)

The fair values of trade receivables, deposits, prepayments and other receivables, and amounts due from fellow subsidiaries are as follows:

	2004	2005
	HK$’000	HK$’000
	(Restated) (Note 27)

Trade receivables, net	73,665	76,508
Deposits, prepayments and other receivables	108,831	313,994
Amounts due from fellow subsidiaries	-	2,506
	182,496	393,008

The Group allows an average credit period of 30 days on its trade receivables.  At December 31, 2005, the ageing analysis of the trade receivables (net of provision for impairment) and amounts due from fellow subsidiaries arising from trade transactions of HK$1,075,000 (2004: Nil) were as follows:

	2004	2005
	HK$’000	HK$’000

0-30 days	52,840	58,002
31-60 days	13,547	13,434
61-90 days	5,993	5,790
Over 90 days	1,285	357
	73,665	77,583

There is no concentration of credit risk with respect to trade receivables as the Group has a large customer base.

The breakdown of deposit, prepayments and other receivables are as follows:

	2004	2005
	HK$’000	HK$’000

(a) Current
Rental deposits	44,083	25,302
Deposits for acquisition of fixed assets	26,045	214,278
Other deposits	2,826	3,891
Prepayments	18,738	27,458
Discounts from vendors	6,100	10,615
Other	11,039	6,486
	108,831	288,030

(b) Non-current
Rental deposits	-	23,610
Prepaid operating rental expenses	-	2,354
	108,831	313,994

Inventories, net

	2004	2005
	HK$’000	HK$’000

Mobile phones and accessories:
Cost	22,414	37,011
Provisions	(8,546)	(12,614)
	13,868	24,397

As at December 31, 2005, the carrying amount of inventories stated at fair value less costs to sell amounted to HK$14,373,000 (2004: HK$8,173,000).

12         Fixed assets

	Network	Furniture	Office	Computer	Motor	Leasehold
	equipment	and fixtures	equipment	equipment	vehicles	improvements	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost
At January 1, 2004, as previously reported	1,940,678	6,649	17,972	222,992	2,437	319,966	2,510,694
Prior year adjustment arising from adoption of new accounting standard for intangible assets (Note 2(b))	(109,154)	-	-	-	-	-	(109,154)

At January 1, 2004, as restated	1,831,524	6,649	17,972	222,992	2,437	319,966	2,401,540
Additions	244,183	375	605	12,921	287	42,977	301,348
Disposals	(505)	(14)	(1,092)	(189)	-	(6,871)	(8,671)

At December 31, 2004, as restated	2,075,202	7,010	17,485	235,724	2,724	356,072	2,694,217

Accumulated depreciation
At January 1, 2004	912,906	5,200	11,988	200,212	1,910	276,579	1,408,795
Charge for the year	191,180	810	2,120	11,544	236	22,755	228,645
Disposals	(282)	(13)	(912)	(187)	-	(6,776)	(8,170)

At December 31, 2004	1,103,804	5,997	13,196	211,569	2,146	292,558	1,629,270

Net book value
At December 31, 2004, as restated	971,398	1,013	4,289	24,155	578	63,514	1,064,947

At January 1, 2004, as restated	918,618	1,449	5,984	22,780	527	43,387	992,745

12         Fixed assets

         (continued)

	Network	Furniture	Office	Computer	Motor	Leasehold
	equipment	and fixtures	equipment	equipment	vehicles	improvements	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost
At January 1, 2005, as previously reported	2,238,571	7,010	17,485	235,724	2,724	356,072	2,857,586
Prior year adjustment arising from adoption of new accounting standard for intangible assets (Note 2(b))	(163,369)	-	-	-	-	-	(163,369)

At January 1, 2005, as restated	2,075,202	7,010	17,485	235,724	2,724	356,072	2,694,217
Additions	4,30,445	1	215	24,135	-	91,493	546,289
Disposals	-	(6)	(1,023)	(4,552)	-	(4,763)	(10,344)
Exchange differences	-	19	88	86	4	85	282

At December 31, 2005	2,505,647	7,024	16,765	255,393	2,728	442,887	3,230,444

Accumulated depreciation
At January 1, 2005	1,103,804	5,997	13,196	211,569	2,146	292,558	1,629,270
Charge for the year	190,699	386	1,728	7,022	237	25,867	225,939
Disposals	-	(6)	(1,000)	(4,480)	-	(4,691)	(10,177)
Exchange differences	-	9	50	36	2	60	157

At December 31, 2005	1,294,503	6,386	13,974	214,147	2,385	313,794	1,845,189
Net book value
At December 31, 2005	1,211,144	638	2,791	41,246	343	129,093	1,385,255

At January 1, 2005, as restated	971,398	1,013	4,289	24,155	578	63,514	1,064,947

12         Fixed assets

          (continued)

Expenditures of HK$40,705,000 (2004: HK$29,965,000) and borrowing costs of HK$24,428,000 (2004 (Restated): HK$1,328,000) were capitalized as fixed assets in the course of constructing the 3G network.

During the year, the Group reviewed the estimated useful lives of all fixed assets, and changed the estimated useful lives of the 2G network equipment to 5 to 10 years.  As a result, all 2G network equipment will be fully depreciated by 2010.  The effect of such change in accounting estimate is set out in note 2(e).

During the year, no depreciation has been provided for network equipment, computer equipment and leasehold improvements for the provision of 3G services, totaling HK$658,741,000 (2004 (Restated - Note 27): HK$247,481,000), as these assets were not ready for their intended use at the balance sheet date.

Computer equipment includes the following amounts where the Group is a lessee under a finance lease:

	2004	2005
	HK$’000	HK$’000

Cost – capitalized finance leases	-	3,044
Accumulated depreciation	-	(761)
Net book value	-	2,283

13          Intangible assets

	3G Licence	Subscriber acquisition costs	Total
	HK$’000	HK$’000	HK$’000
Cost
At January 1, 2004, as previously reported	-	-	-
Prior year adjustments arising from adoption of new accounting standard for intangible assets (note 2(b))	250,821	18,252	269,073

At January 1, 2004, as restated	250,821	18,252	269,073
Additions	536,675	24,807	561,482
Write-offs	-	(29,997)	(29,997)

At December 31, 2004, as restated	787,496	13,062	800,558

Amortization
At January 1, 2004, as previously reported	-	-	-
Prior year adjustments arising from adoption of new accounting standard for intangible assets (note 2(b))	-	10,285	10,285

At January 1, 2004, as restated	-	10,285	10,285
Additions	-	25,978	25,978
Write-offs	-	(29,997)	(29,997)
At December 31, 2004, as restated	-	6,266	6,266

Net book value
At December 31, 2004, as restated	787,496	6,796	794,292

At January 1, 2004, as restated	250,821	7,967	258,788

Intangible assets (continued)

	3G Licence	Subscriber acquisition costs	Total
	HK$’000	HK$’000	HK$’000
Cost
At January 1, 2005, as previously reported	-	-	-
Prior year adjustments arising from adoption of new accounting standard for intangible assets (Note 2(b))	787,496	13,062	800,558

At January 1, 2005, as restated	787,496	13,062	800,558
Additions	50,614	34,602	85,216
Write-offs	-	(25,776)	(25,776)
At December 31, 2005	838,110	21,888	859,998

Amortization
At January 1, 2005, as previously reported	-	-	-
Prior year adjustments arising from adoption of new accounting standard for intangible assets (Note 2(b))	-	6,266	6,266

At January 1, 2005, as restated	-	6,266	6,266
Additions	-	31,592	31,592
Write-offs	-	(25,776)	(25,776)
At December 31, 2005	-	12,082	12,082

Net book value
At December 31, 2005	838,110	9,806	847,916

At January 1, 2005, as restated	787,496	6,796	794,292

Finance costs of HK$50,614,000 (2004 (Restated - Note 27): HK$4,215,000) were capitalized as intangible assets prior to the assets being ready for use.

The estimated aggregated amortization expense for each of the five succeeding fiscal years is as follows:

	3G Licence	Subscriber acquisition costs	Total
	HK$’000	HK$’000	HK$’000

2006	77,416	9,806	87,222
2007	77,416	-	77,416
2008	77,416	-	77,416
2009	77,416	-	77,416
2010	77,416	-	77,416

Investment in a joint venture

	2004	2005
	HK$’000	HK$’000

Share of net liabilities	(4,192)	(4,192)
Advance	6,589	6,589
Provision for impairment loss	(2,397)	(2,397)
	-	-

Details of the joint venture as at December 31, 2005 are as follows:

Name	Nature	Place of incorporation	Voting power	Principal activities and place of operation

Atria Limited	Corporate	Hong Kong	50%	Inactive/Hong Kong

The advance to Atria Limited is unsecured, interest-free and has no fixed repayment terms.

For the year ended December 31, 2005, the Group recognized the share of losses from a joint venture of nil (2004: HK$258,000) in the consolidated statements of profits and losses.  The amounts included share of net liabilities of nil (2004: HK$192,000) and an additional provision for impairment of nil (2004: HK$66,000).

The Group regularly performs assessments on its investment in and advances to the joint venture with reference to the expected recoverability.  As at December 31, 2005, a provision of HK$2,397,000 (2004: HK$2,397,000) was considered necessary to write down the carrying value of the investment.

Other payables and accrued charges

	2004	2005
	HK$’000	HK$’000

Provision for commission	8,361	12,451
Deposits received	24,868	19,981
Accrual for network costs	31,806	26,189
Accrual for purchases of fixed assets	82,353	72,950
Accrual for purchases of inventory	9,296	35,164
Accrual for advertising and promotion costs	10,621	5,161
Interest payable	9,489	-
Accrual for rental and related costs	4,774	10,307
Accrual for staff and related costs	3,696	17,228
Accrual for IDD and roaming costs	7,408	10,782
Others	13,169	22,985
	205,841	233,198

16         Long-term loans

              The Group’s long-term loans facilities as at December 31, 2004 and 2005 are analyzed as follows:

					Terms
	Amount available		Amount utilized		Interest rate	Repayment terms
	2004	2005	2004	2005
	HK$’000	HK$’000	HK$’000	HK$’000
Other borrowing facilities:
Long-term vendor loans from
Huawei Tech. Investment Co., Limited:
General facility	425,000	-	425,000	-	HIBOR + 3.5%	5 semi-annual installments from July 12, 2006

Equipment supply facility	1,208,000	-	178,148	-	HIBOR + 3%	8 semi-annual installments from May 13, 2008
Loans from fellow subsidiaries:
General facility	-	440,000	-	429,602	Hong Kong Dollar Prime Rate + 0.25%	3 years from loan agreement date
Equipment supply facility	-	460,000	-	444,178	Hong Kong Dollar Prime Rate + 0.25%	5 years from loan agreement date
Equipment supply facilities	-	1,003,500	-	330,000	Hong Kong Dollar Prime Rate + 0.25%	3 years from loan agreement date

	1,633,000	1,903,500	603,148	1,203,780

Less: Deferred charges			(10,408)	-

			592,740	1,203,780
Less: Current portion			-	-

Long-term portion			592,740	1,203,780

Long-term loans (continued)

As at December 31, 2004 and  2005, the Group’s long-term loans, excluding obligations under finance leases, were repayable as follows:

	Loans from fellow subsidiaries		Long-term vendor loans
	2004	2005	2004	2005
	HK$’000	HK$’000	HK$’000	HK$’000
Within one year	-	-	-	-
In the second year	-	-	75,000	-
In the third to fifth year	-	1,203,780	239,074	-
After the fifth year	-	-	289,074	-
	-	1,203,780	603,148	-

The effective interest rates at the balance sheet date were as follows:

	2004	2005
Long-term vendor loans:
General facility	4.16%	-
Equipment facility	4.31%	-

Loans from fellow subsidiaries	-	5.50%

The carrying amounts and fair values of the Group’s long-term loans were as follows:

		2004		2005
	Carrying amount	Fair value	Carrying amount	Fair value
	HK$’000	HK$’000	HK$’000	HK$’000

Loans from fellow subsidiaries	-	-	1,203,780	1,203,780

Long-term vendor loans	603,148	597,199	-	-

(i)

Settlement of vendor loans

On July 8, 2005, Mandarin Communications Limited, an indirectly wholly owned subsidiary of the Company, gave a written notice to Huawei Tech. Investment Co., Limited of its intention to fully repay all loans and performance bonds outstanding under the Facility Agreement on July 29, 2005, and to cancel any available facilities under the Facility Agreement. On July 29, 2005, the Group fully repaid all the outstanding principal amounts, accrued interest, commitment fees and early repayment charges under the Facility Agreement aggregating HK$873,780,000 through inter-company loan facilities provided by a subsidiary of PCCW (see note (ii)).

Long-term loans (continued)

(ii)

Loans from fellow subsidiaries

On July 27, 2005, PCCW-HKT Limited, an indirect wholly-owned subsidiary of PCCW, and the Group entered into a long-term inter-company facility, pursuant to which PCCW-HKT Limited provided the Group with the required funding for full repayment of all the outstanding loan principal and accrued interest under the Facility Agreement as at July 29, 2005. The inter-company facility comprises the following facilities:

▪

a HK$440,000,000 general facility with a term of 3 years; and

▪

a HK$460,000,000 equipment facility with a term of 5 years.

As at December 31, 2005, loans totaling HK$873,780,000 were drawn in respect of these facilities. The loans are unsecured and bear interest at a floating rate with reference to the Hong Kong Dollar Prime Rate plus a margin of 0.25% per annum.

As at December 31, 2005, PCCW-HKT Limited and PCCW Services Limited, a direct wholly-owned subsidiary of PCCW, entered into various additional facility agreements all of a term of 3 years with the Group,  in respect of facilities in the aggregate amount of HK$1,003,500,000.  The facilities are to be used, in stated amounts, for specified items in developing the 3G network and for upgrade of the 2G network.  As at December 31, 2005, loans totaling HK$330,000,000 were drawn in respect of these facilities. The loans are unsecured and bear interest at a floating rate with reference to the Hong Kong Dollar Prime Rate plus a margin of 0.25% per annum.

The carrying amounts of the loans from fellow subsidiaries are denominated in Hong Kong Dollars.

Prior to July 29, 2005, PCCW arranged with a bank to provide performance bonds in the  aggregate amount of HK$210,746,000 for full replacement of the performance bonds obtained under the Facility Agreement.  Effective on October 22, 2005, the amount of the performance bonds was increased to HK$301,243,000 to comply with the licence conditions of the 3G Licence.

Obligations under finance leases

	2004	2005
	HK$’000	HK$’000
Obligations under finance leases – minimum lease payments:
Within one year	-	1,028
In the second year	-	1,028
In the third year	-	256
	-	2,312
Future finance charges on finance leases	-	(134)
Present value of finance lease liabilities	-	2,178

The present value of obligations under finance lease is as follows:
Not later than 1 year	-	937
Later than 1 year and not later than 5 years	-	1,241
	-	2,178

The effective interest rate at the balance sheet date was 5.19% (2004: Nil).

18            Asset retirement obligations

The Group is subject to asset retirement obligations associated with its cell sites, shops and offices under operating lease agreements.  These lease agreements contain clauses requiring restoration of the leased premises at the end of the lease term, creating asset retirement obligations.

	2004	2005
	HK$’000	HK$’000

Balance as at January 1,	-	-
Liabilities incurred during the year	-	18,991
Liabilities settled during the year	-	(1,974)
Accretion expenses (Note 6)	-	822
Revisions in estimated cash flows	-	-
Balance as at December 31,	-	17,839

Commitment and contingencies

(a)  Capital commitments

	2004	2005
	HK$’000	HK$’000

In respect of purchases of fixed assets:
Contracted but not provided for	1,129,775	631,647
Authorized but not contracted for	-	403,970
	1,129,775	1,035,617

(b)  Commitments under operating leases

The Group leases various cell sites, shops and offices under non-cancelable operating lease agreements.  These leases have varying terms escalation clauses and renewal rights.

As at December 31, 2004 and 2005, the Group had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	2004	2005
	HK$’000	HK$’000

In respect of land and buildings, including transmission sites:
Within one year	147,408	175,657
In the second year	66,814	92,166
In the third year	16,335	33,174
In the fourth year	1,204	15,009
In the fifth year	358	9,943
After the fifth year	-	34,310
	232,119	360,259
In respect of leased lines:
Within one year	70,398	80,800
In the second year	49,833	726
In the third year	-	188
	120,231	81,714

	352,350	441,973

Share capital, reserve arising from Reorganization and share premium

	2003	2004	2005
	HK$’000	HK$’000	HK$’000

Share capital
Authorized: 10,000,000,000 ordinary shares of HK$0.10 each	1,000,000	1,000,000	1,000,000

Issued and fully paid: 2,990,000,000 ordinary shares of HK$0.10 each	299,000	299,000	299,000

Reserve arising from Reorganization	1,254,000	1,254,000	1,254,000

Share premium	2,124,424	2,124,424	2,124,424

Reserve arising from Reorganization represents the difference between the nominal value of the share capital of the subsidiaries and the nominal value of the Company’s shares issued pursuant to a reorganization (the “Reorganization”) completed on February 24, 2000 to rationalize the group structure in preparation for the dual listing of the Company’s ordinary shares on The Stock Exchange of Hong Kong Limited in Hong Kong and the NASDAQ National Market in the United States of America.

Share option scheme

On March 1, 2000, the shareholders of the Company approved and adopted a share option scheme (the “Share Option Scheme”).  Subject to earlier termination by the Company in a general meeting of shareholders, the Share Option Scheme remains in force for 10 years from its adoption date.

On May 22, 2002, the shareholders of the Company approved the adoption of a new share option scheme (the “New Option Scheme”) and the termination of the operation of the Share Option Scheme.  Upon the termination of the Share Option Scheme, no further options will be granted thereunder but the provisions thereof will remain in full force and effect in respect of the existing options granted.

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

Share capital, reserve arising from Reorganization and share premium (continued)

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under both the New Option Scheme and the Share Option Scheme must not, in aggregate, exceed 30% of the shares of the Company in issue.

The total number of shares available for issue under options which may be granted under the New Option Scheme (excluding those options that have been granted by the Company prior to the date of approval of the New Option Scheme) must not, in aggregate, exceed 10% of the issued share capital of the Company as at the date of approval of the New Option Scheme (the “Scheme Mandate Limit”).  The Scheme Mandate Limit may be refreshed by shareholders of the Company in general meeting provided that the Scheme Mandate Limit so refreshed must not exceed 10% of the issued share capital of the Company at the date of approval of the refreshment by the shareholders.  The Board may also seek separate shareholders’ approval in general meeting to grant options beyond the Scheme Mandate Limit (whether or not refreshed) provided that the options in excess of the Scheme Mandate Limit are granted only to the eligible participants specified by the Company before such approval is sought.

No options may be granted under the New Option Scheme to any eligible participant which, if exercised in full, would result in the total number of shares issued and to be issued upon exercise of the options already granted or to be granted to such eligible participant (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital of the Company. As at the date of such new grant, any grant of further options above this limit will be subject to certain requirements provided under the Listing Rules, including the approval of shareholders at a general meeting.

No share options have been granted or exercised under the New Option Scheme during the years ended December 31, 2004 and 2005. All outstanding share options had either been cancelled or had lapsed under the terms of the Company’s share option scheme by August 9, 2005, being one month after the date on which the unconditional general cash offer made by PCCW became unconditional.

Details of the share options outstanding under the Share Option Scheme and movements during the year ended December 31, 2005 are as follows:

	Options held at January 1, 2005	Options lapsed during the year (2)	Options cancelled during the year (3)	Options held at December 31, 2005	Exercise price HK$’000	Grant date (1)	Exercisable until (3)

Continuous contract employees	13,194,076	(561,802)	(12,632,274)	-	3.05	23/03/2000	N/A
	13,737,971	(761,634)	(12,976,337)	-	1.01	31/05/2000	N/A
	255,844	(99,915)	(155,929)	-	3.05	31/05/2000	N/A
	1,442,198	(208,307)	(1,233,891)	-	1.01	19/01/2001	N/A
	28,630,089	(1,631,658)	(26,998,431)	-

Notes:

(1)

Of the share options granted, 40% became exercisable after one year from the grant date and 30% per annum during the following two years.

(2)

These share options lapsed during the year upon the cessation of employment of certain employees.

(3)

All outstanding share options had either been cancelled or had lapsed under the terms of the Company’s Share Option Scheme by August 9, 2005, being one month after the date on which the unconditional general cash offer made by PCCW Mobile became unconditional.

Cash and cash equivalents

	2004	2005
	HK$’000	HK$’000

Cash and bank balances	112,887	33,403
Bank deposits	1,678	6
	114,565	33,409

Related party transactions

For the purpose of these consolidated financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence.  Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities, and including entities which are under the significant influence of related parties of the Group where the parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

The Group is controlled by PCCW Mobile, an indirect wholly-owned subsidiary of PCCW, established under the laws of the British Virgin Islands, which owns approximately 79.35% of the Company’s shares at the balance sheet date.

The ultimate holding company of the Company is, therefore, deemed to be PCCW which is incorporated in Hong Kong.

The following is a summary of significant related party transactions which were carried out in the normal course of the Group’s business:

	2003	2004	2005
	HK$’000	HK$’000	HK$’000

1) Operating lease charges paid to related
companies (Note i)	1,346	126	-

2) Consulting service fees paid to a related company (Note ii)	105	-	-

3) Purchases of services from fellow subsidiaries (Note iii):
Interconnection charges	-	-	20,593
Leased lines rental charges	-	-	26,375
Dealer commission charges	-	-	5,802
	-	-	52,770

4) Sales of goods to fellow subsidiaries (Note iii):
Sales of mobile phones	-	-	19,742
Sales of trade-in mobile phones	-	-	1,065
	-	-	20,807

Related party transactions (continued)

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
5) Finance costs incurred on facilities from (Note iv):
Fellow subsidiaries	-	-	22,789
Ultimate holding company	-	-	2,380
	-	-	25,169

(i)     For the years ended December 31, 2003 and 2004, the Group entered into various operating lease agreements based on normal commercial terms with subsidiaries of certain beneficial shareholders of the Company to lease a number of premises for the Group’s operating activities.

(ii)    For the year ended December 31, 2003, the Group entered into certain agreements based on normal commercial terms with Lifetree Convergence Limited ("Lifetree"), which provided various software development and consulting services to the Group.

         Richard John Siemens, Edward Wai Sun Cheng, William Bruce Hicks and Kuldeep Saran were directors of both the Company and Lifetree, who were then resigned on July 29, 2005.

(iii)   For the year ended December 31, 2005, terms of the transactions were negotiated and agreed by both parties in the ordinary course of business, except for those services in which the rates are regulated by the OFTA.

(iv)  For the year ended December 31, 2005, finance costs include interest expenses incurred on loans from fellow subsidiaries and commission fees in respect of the performance bond (Note 6).

6) Year end balances arising from loans, purchases of services and sales of goods are as follows:

	2004	2005
	HK$’000	HK$’000

Amounts due from fellow subsidiaries (Note i)	-	2,506
Amounts due to fellow subsidiaries (Note i)	-	(7,183)
Amount due to ultimate holding company (Note i)	-	(2,033)
Loans from fellow subsidiaries (Note ii)	-	(1,203,780)

(i) Balances with fellow subsidiaries and the ultimate holding company are unsecured, non-interest bearing and have no fixed repayment terms.
(ii) The terms of loans from fellow subsidiaries are set out in note 16.

7) Key management compensation:
	2004	2005
	HK$’000	HK$’000

Salaries and other short-term employee benefits	22,161	20,541
Termination benefits	168	116
Other long-term benefits	442	407
	22,771	21,064

Retirement benefit arrangements

Pursuant to a trust deed entered into by the Group on April 1, 1998, the Group has set up a defined contribution scheme to provide retirement benefits for its employees in Hong Kong with retrospective effect from July 1, 1997 (the “Retirement Scheme”).

All permanent full time employees in Hong Kong were eligible to join the Retirement Scheme before the Mandatory Provident Fund (“MPF”) Scheme was set up on December 1, 2000. Under the Retirement Scheme, employees were required to choose to contribute either nil or 5% of their monthly salaries.  The Group’s contributions were calculated at 5% of the employee’s salaries.

With effect from December 1, 2000, the Group set up another defined contribution scheme, the MPF Scheme, for all eligible employees of the Group in Hong Kong including the employees under the Retirement Scheme.  From that date, the contributions from employees and the employer are made to the MPF Scheme only and are no longer made to the Retirement Scheme.

Under the MPF Scheme, employees are required to contribute 5% of their monthly salaries up to a maximum of HK$1,000 and they can choose to make additional contributions. The Group’s monthly contributions are calculated at 5% of each employee’s monthly salary up to a maximum of HK$1,000 (the “mandatory contributions”). The Group makes certain additional contributions if  an employee’s monthly salary exceeds HK$20,000 (the “voluntary contributions”).

Under the MPF Scheme, employees are entitled to 100% of the employer’s mandatory contributions upon their retirement at the age of 65 years old, death or total incapacity. Employees are entitled to 100% of the Group’s voluntary contributions after seven years of completed service or at a reduced scale of the Group’s voluntary contributions after completion of two to six years’ of service. Under the Retirement Scheme, employees are entitled to 100% of the employer’s contributions after seven years of completed service, or at a reduced scale after completion of two to six years’ of service.  Forfeited contributions are to be refunded to the Group under both the MPF Scheme and the Retirement Scheme.

The Retirement Scheme was terminated on January 1, 2006.  All the assets under the scheme were converted to the retirement scheme of PCCW (“PCCW Retirement Scheme”) with effect from  January 3, 2006.  Under the PCCW Retirement Scheme, employees will have one-off irrecoverable choice to join either the defined contribution scheme of PCCW or the MPF Scheme in which PCCW participates.

The pension scheme which covers employees in the PRC is a defined contribution scheme at various applicable rates of monthly salary that are in accordance with local practices and regulations.

The Group’s contributions to the above schemes are as follows:

	2003	2004	2005
	HK$’000	HK$’000	HK$’000

Gross employer contributions	7,313	7,171	7,818
Less: forfeited contributions utilized	(1,951)	(649)	(505)
Net employer contributions charged to the consolidated statements of profits and losses (Note 6)	5,362	6,522	7,313

Contributions payable as at December 31, 2003, 2004 and 2005 amounted to HK$545,000, HK$573,000 and HK$1,008,000 respectively.  Forfeited contributions not utilized and available to reduce future contributions as at December 31, 2003, 2004 and 2005 were HK$7,000, HK$8,000 and HK$28,000.  The scheme assets are held separately from those of the Group under respective provident funds managed by independent administrators.

Segment information

The following segment reporting information is prepared based on the segmental operating results regularly reviewed by the Group’s chief operating decision-maker. The Group is principally engaged in two business segments in Hong Kong mainly mobile services and sales of mobile phones and accessories.

		Sales of
	Mobile	mobile phones
	services	and accessories	Group
	2003	2003	2003
	HK$’000	HK$’000	HK$’000
	(Restated)	(Restated)	(Restated)
	(Note 27)	(Note 27)	(Note 27)

Turnover	1,150,570	109,471	1,260,041

Profit/(loss) from operations	150,902	(61,076)	89,826

Interest income			2,526
Finance costs (Note 6)			(52,787)
Share of loss from a joint venture			(4,426)
Profit for the year			35,139

Segment assets	1,397,019	29,757	1,426,776
Unallocated assets			313,879
Total assets			1,740,655

Segment liabilities	291,723	20,379	312,102
Unallocated liabilities			722,682
			1,034,784

Capital expenditure (Note 12)	119,934	1,841	121,775

Segment information (continued)

		Sales of
	Mobile	mobile phones
	Services	and accessories	Group
	2004	2004	2004
	HK$'000	HK$'000	HK$'000
	(Restated)	(Restated)	(Restated)
	(Note 27)	(Note 27)	(Note 27)

Turnover	1,031,689	126,920	1,158,609

Profit/(loss) from operations	80,910	(50,197)	30,713

Interest income			218
Finance costs (Note 6)			(26,300)
Share of loss from a joint venture (Note 14)			(258)
Profit for the year			4,373

Segment assets	2,021,734	33,870	2,055,604
Unallocated assets			115,694
Total assets			2,171,298

Segment liabilities	845,430	13,395	858,825
Unallocated liabilities			602,229
Total liabilities			1,461,054

Capital expenditure (Note 12)	299,131	2,217	301,348

Segment information (continued)

		Sales of
	Mobile	mobile phones
	Services	and accessories	Group
	2005	2005	2005
	HK$'000	HK$'000	HK$'000

Turnover	993,481	165,958	1,159,439

Loss from operations	(88,913)	(66,664)	(155,577)

Interest income			676
Finance costs (Note 6)			(42,080)
Loss for the year			(196,981)

Segment assets	2,601,007	48,138	2,649,145
Unallocated assets			35,662
Total assets			2,684,807

Segment liabilities	905,958	59,016	964,974
Unallocated liabilities			1,206,570
Total liabilities			2,171,544

Capital expenditure (Note 12)	542,009	4,280	546,289

There are no sales or other transactions between the business segments.  Segment assets consist primarily of fixed assets, inventories, trade receivables, deposits and prepayments and mainly exclude unallocated cash.  Segment liabilities comprise operating liabilities and mainly exclude unallocated long-term loans.  Capital expenditure comprises additions to fixed assets (Note 12).

Particulars of subsidiaries

 The Company has the following principal wholly-owned subsidiaries as at December 31, 2005:

	Place of	Issued and fully	Principal
Name	incorporation	paid up capital	activities

Shares held directly:

SUNDAY Holdings	British Virgin	100 ordinary shares	Investment holding
(Hong Kong) Corporation	Islands	of US$1 each

SUNDAY Holdings (China) Corporation	British Virgin Islands	1 ordinary share of US$1	Investment holding

SUNDAY IP Holdings Corporation	British Virgin Islands	1 ordinary share of US$1	Investment holding

Shares held indirectly:

Mandarin	Hong Kong	100 ordinary shares	Provision of mobile
Communications Limited		of HK$1 each	services and sale
		and 1,254,000,000	of mobile phones
		non-voting deferred	and accessories
shares of HK$1 each

SUNDAY 3G Holdings (Hong Kong) Corporation	British Virgin Islands	1 ordinary share of US$1	Investment holding

SUNDAY 3G (Hong Kong) Limited	Hong Kong	2 ordinary shares of HK$1 each	Licensee of Hong Kong 3G Licence

SUNDAY IP Limited	British Virgin Islands	1 ordinary share of US$1	Holding the Group’s intellectual property rights and trademarks

SUNDAY Communications Services (Shenzhen) Limited (“SCSSL”)	The People’s Republic of China	US$1,500,000	Provision of back office support services to the Group

              The principal activities of the subsidiaries, except for SCSSL which operates in the PRC, are undertaken in Hong Kong.

 SCSSL is registered as a wholly foreign-owned enterprise in the PRC and its  registered capital has been fully paid up.

Subsequent events

As the scheme of arrangement in relation to the proposed privatization of the Company was not approved at the court meeting of the Company’s independent shareholders held on December 15, 2005, the Company was required to restore sufficient public float of at least 25% of its issued share capital,  as required under Rule 8.08 of the Listing Rules, on or before January 15, 2006.  The Company applied for and was granted several consecutive waivers from strict compliance with such requirement for further periods from January 16, 2006 to June 7, 2006.

On January 10, 2006, PCCW Group introduced 3G voice and data services by reselling SUNDAY’s airtime for a trial period indicating that the 3G network had become fully operational for commercial services and, thereafter, will need to begin depreciating and amortizing the 3G-related assets.

On January 10, 2006, the Group entered into various transactions with the PCCW Group relating to several aspects of the Group’s telecommunications business, including the provision of distribution services to the Group, wholesale of 2G and 3G mobile telecommunications services to the PCCW Group, the provision of IDD wholesale service to the Group, a handset mobile trade-in program, the provision of call center services for the benefit of the Group, the provision of systems integration and operations to the Group, the sale of mobile plans by the Group to the PCCW Group, the provision of office space to the Group, the provision of facility management services to the Group, offer letters in respect of telephone exchanges, design and build of mobile switching centers for the Group, and the provision of logistics support by the PCCW Group. Each of these transactions constitutes a continuing connected transaction of the Company under the Listing Rules.  Details were set out in the Company’s announcement dated January 12, 2006.

SUNDAY announced on April 7, 2006 that the Company has planned to leverage the PCCW Group’s premier position to develop a more robust business model in future. Under the proposed new business model, the sale of 3G product offerings to consumer and commercial customers and 2G services to commercial customers will be undertaken by the Group in conjunction with the PCCW Group. In order to facilitate the implementation of the proposed new business model, the Group has entered into various agreements with PCCW Group relating to the Group's telecommunications business, which constitute continuing connected transactions of SUNDAY under the Listing Rules and were approved by the independent shareholders of SUNDAY at its extraordinary general meeting held on April 26, 2006. Details were set out in the announcement dated April 7, 2006 and the circular dated April 10, 2006 issued by the Company.

Comparative figures

Certain comparative figures have been adjusted or re-classified as a result of the retrospective application of  changes in accounting policies required by HKFRS as disclosed in note 2(b).

Summary of differences between HK GAAP and US GAAP

The Group’s consolidated financial statements are prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP.  Differences between HK GAAP and US GAAP which have significant effects on the net profit/(loss) and total shareholders’ equity of the Group are summarized as follows:

(a)

Profit/(loss) and total shareholders’ equity

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
	(Restated)	(Restated)
	(Note 27)	(Note 27)

Profit/(loss) attributable to shareholders as reported under HK GAAP	35,139	4,373	(196,981)
US GAAP adjustments:
Amortization of net connection fees (i)	10,145	2,032	91
Write-back of compensation cost in respect of amortization of deferred compensation for share options (ii)	1,188	40	-
Amortization of subscriber acquisition costs (iii)	(7,967)	1,171	(3,010)
Net profit/(loss) under US GAAP	38,505	7,616	(199,900)

Basic and diluted earnings/(loss) per share under US GAAP (in cents)	1.3	0.3	(6.7)

Shares outstanding for basic and diluted earnings/(loss) per share (thousands)	2,990,000	2,990,000	2,990,000

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
	(Restated)	(Restated)
	(Note 27)	(Note 27)

Total shareholders’ equity under HK GAAP	705,871	710,244	513,263
US GAAP adjustments:
Deferred net connection fees (i)	(2,123)	(91)	-
Share premium in respect of deferred compensation for share options (ii)	6,253	6,213	6,213
Compensation cost in respect of amortization of deferred compensation for share options (ii)	(6,253)	(6,213)	(6,213)
Deferred subscriber acquisition costs (iii)	(7,967)	(6,796)	(9,806)
Total shareholders’ equity under US GAAP	695,781	703,357	503,457

28         Summary of differences between HK GAAP and US GAAP (continued)

(i)  Under HK GAAP, connection fees revenue is recognized when received upon completion of activation services.

Connection fees are charged to postpaid mobile service subscribers upon activation of service.  Under US GAAP, the fees, net of direct incremental costs incurred, are recognized as deferred revenue on balance sheet and later credited to statement of profit and loss as revenue over the estimated customer service period, which are estimated based on the expected stabilized churn rates.  Connection fee revenue for 2003, 2004 and 2005 amounted to HK$411,000, HK$1,200 and nil, respectively, of which HK$39,000, HK$800 and nil were deferred as at December 31, 2003, 2004 and 2005, respectively.  Connection fee revenue of HK$51,000, HK$39,000 and HK$600 deferred in 2002, 2003 and 2004, respectively, has been credited to the consolidated statements of profits and losses during 2005.

(ii)

Under HK GAAP, which HKFRS 2 Share-based Payment requires the Group expenses the cost of share options in the consolidated statements of profits and losses.  As a transitional provision, the cost of share options granted after November 7, 2002 and had not yet vested on January 1, 2005 was expensed retrospectively in the consolidated statements of profits and losses of the respective period.  There was no cost of share options recorded under HK GAAP during the year ended December 31, 2003, 2004 and 2005 under HK GAAP as all share options were granted prior to November 7, 2002.

Under US GAAP, the intrinsic value of stock options issued to employees has been used in the computation of the compensation cost for outstanding share options granted to the Group’s employees. Accordingly, deferred compensation of HK$10,254,000 was recognized on options granted with an exercise price lower than the fair market value of the Company’s shares at the grant date. The deferred compensation is amortized over the three-year vesting period. Up to December 31, 2005, deferred compensation of HK$4,041,000 for the options forfeited was reversed in shareholders’ equity.  No compensation is recognized for options which are granted with an exercise price equal to the fair market value of the Company’s shares at the grant date.  For the years ended December 31, 2003, 2004 and 2005, compensation costs of HK$1,188,000, HK$40,000 and nil, respectively, were written back to the consolidated statements of profits and losses and debited to the deferred compensation account.

Summary of differences between HK GAAP and US GAAP (continued)

A summary of the status of the Company’s Share Option Scheme is as follows:

	Number of	Weighted average
	shares to be	exercise price
	subscribed	per option

Outstanding as at January 1, 2004	30,072,503	HK$1.96
Granted	-	-
Exercised	-	-
Lapsed	(1,442,414)	HK$1.76
Outstanding as at December 31, 2004	28,630,089	HK$1.97

Outstanding as at January 1, 2005	28,630,089	HK$1.97
Granted	-	-
Exercised	-	-
Lapsed (Note (a))	(1,631,658)	HK$1.84
Cancelled (Note (b))	(26,998,431)	HK$1.98
Outstanding as at December 31, 2005	-

There were no options granted during the years ended December 31, 2004 and 2005.

Note (a):     These share options lapsed during the year upon the cessation of employment of certain employees.

Note (b):    All outstanding share options had either been cancelled or had lapsed under the terms of the Company’s Share Option Scheme by August 9, 2005, being one month after the date on which the unconditional general cash offer made by PCCW Mobile became unconditional.

If the Company had accounted for the plan using the fair value method, the Group’s net profit/(loss) under US GAAP would be impacted as follows:

	2003	2004	2005
	HK$’000	HK$’000	HK$’000

Net profit/(loss):
As reported	38,505	7,616	(199,900)
Pro forma	34,450	7,616	(199,900)

Basic and diluted earnings/(loss) per share (in cents):
As reported	1.3	0.3	(6.7)
Pro forma	1.2	0.3	(6.7)

28         Summary of differences between HK GAAP and US GAAP (continued)

(i)

Under HK GAAP as described in note 2(b), costs to acquire contractual relationships with mobile subscribers are capitalized if it is probable that there will be an inflow of expected future economic benefits from the subscribers to the Group and such costs can be measured reliably.  Capitalized subscriber acquisition costs are amortized on the straight-line basis over the minimum contractual period.

Under US GAAP, subscriber acquisitions costs are expensed as incurred since there is no direct incremental revenue generated and the contractual relationships with mobile subscribers are not enforceable

(ii)

Under both HK GAAP and US GAAP, the Group is required to recognize deferred tax assets and liabilities for the expected future tax consequences of all events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and tax credit carry forwards using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled.

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

Details of deferred income taxes provided under US GAAP are disclosed in note 28(c).

Summary of differences between HK GAAP and US GAAP (continued)

(b)

Consolidated statements of profits and losses

Under HK GAAP, the consolidated statements of profits and losses are reported by nature whereby network costs are presented separately under operating expenses and impairment of trade receivables are presented under costs of services.

Under US GAAP, however, the consolidated statements of profits and losses are reported by function and the network costs and salaries and related costs, excluding depreciation, which are directly related to the generation of revenue are included in cost of services, is separately shown. Rental, salaries and related costs and bad debt expenses are included in selling, general and administration expenses. As a result, under US GAAP, the consolidated statements of profits and losses, including the US GAAP adjustments as set out in note 28(a), would be reported as follows:

	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Revenues from:
Mobile services	1,160,715	1,033,721	993,572
Sales of mobile phones and accessories	109,471	126,920	165,958
Total operating revenues	1,270,186	1,160,641	1,159,530

Cost of sales and services (excluding depreciation):
Cost of services	(465,283)	(471,334)	(566,277)
Cost of sales of mobile phones and accessories	(133,315)	(143,915)	(198,500)
Gross profit	671,588	545,392	394,753

Other revenues	4,550	3,058	4,747

Operating costs:
Depreciation	(233,293)	(228,645)	(225,939)
Selling, general and administrative costs	(349,653)	(285,849)	(332,057)
Profit/(loss) from operations	93,192	33,956	(158,496)

Interest income	2,526	218	676
Finance costs	(52,787)	(26,300)	(42,080)
Share of loss from a joint venture	(4,426)	(258)	-
Net profit/(loss)	38,505	7,616	(199,900)

Basic and diluted earnings/(loss) per share (in cents)	1.3	0.3	(6.7)

Summary of differences between HK GAAP and US GAAP (continued)

(c)

Deferred tax

Under US GAAP, deferred tax (liabilities) / assets comprise the following:

	2004	2005
	HK$’000	HK$’000

Deferred tax liabilities:
Fixed assets	(65,808)	(47,551)

Deferred tax assets:
Tax losses carried forward	460,990	474,532
Other temporary difference	1,809	2,675
Valuation allowance	(396,991)	(429,656)
Deferred tax assets	65,808	47,551

Net deferred tax liabilities	-	-

As at December 31, 2004 and 2005, the Group has accumulated tax losses, with no definite period of expiration, amounting to HK$3,217,454,000 and HK$3,288,039,000 respectively (the tax effect thereon is HK$563,054,000 and HK$575,407,000 respectively), which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong.  During the years ended December 31, 2003, 2004 and 2005, tax losses of HK$127,066,000, HK$140,582,000 and HK$104,328,000 respectively were realized as a result of recognition of changes in temporary differences.

Management believes it is not more likely than not that the result of future operations will generate sufficient taxable income to realize the remaining deferred tax assets and therefore, valuation allowances of HK$396,991,000 and HK$429,656,000 at December 31, 2004 and 2005 respectively, have been established.

Changes in the valuation allowance are as follows:

	2004	2005
	HK$’000	HK$’000

Balance at January 1,	399,821	396,991
(Additions)/deduction to income tax expenses	(2,830)	32,665
Balance at December 31,	396,991	429,656

Summary of differences between HK GAAP and US GAAP (continued)

(d)

Recent accounting pronouncements

In November 2004, the FASB issued SFAS No. 151 “Inventory Costs-an amendment of ARB No. 43, Chapter 4”.  SFAS No. 151 amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges.  In addition, SFAS No. 151 requires that the allocation of fixed production overhead costs to the costs of conversion be based on the normal capacity of the production facilities.  SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  The Group does not expect that the adoption of SFAS No. 151 will have a material impact on its results of operations, financial position and cash flows.

In December 2004, the FASB issued SFAS No. 153 “Exchange of Non-monetary Assets-an amendment of APB Opinion No. 29”.  APB Opinion No. 29 “Accounting for Non-monetary Transactions” requires non-monetary exchanges of assets to be recorded at fair value with an exception for exchanges of similar productive assets, which can be recorded on a carryover basis.  SFAS No. 153 amends APB Opinion No. 29 to eliminate the current exception and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS No. 153 is effective for non-monetary asset exchanges that take place in fiscal periods beginning after June 15,  2005.  The Group does not expect that the adoption of SFAS No. 153 will have a material impact on its results of operations, financial position and cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123(R)”).  SFAS No. 123(R) replaces SFAS No. 123 “Accounting for Stock-Based Compensation”, supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees” and amends SFAS No. 95 “Statement of Cash Flows”.  SFAS No. 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statement based on their grant-date fair values.  The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award.  Excess tax benefits are to be recognized as an addition to paid-in-capital and reflected as financing cash inflows in the statement of cash flows.  For public entities that do not file as small business issuers, SFAS No. 123(R) is effective for all awards granted after June 15, 2005, and to awards modified, repurchased, or cancelled after that date.  In April, 2005, the SEC extended the implementation date for SFAS No. 123(R) to the beginning of the next fiscal year after June 15, 2005. The Group will adopt the modified prospective application transition method under the transition provisions of SFAS No. 123(R) to new and existing plans as of January 1, 2006.  The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. The Group does not expect that the adoption of SFAS No. 123(R) will have a material impact on its results of operations, financial position and cash flows.

In March 2005, the SEC issued SAB No. 107 “Share Based Payment” which offers guidance on SFAS No. 123(R).  SAB No. 107 was issued to assist preparers by simplifying some of the implementation challenges of SFAS No. 123(R) while enhancing the information that investors receive.  SAB No. 107 creates a framework that is premised on two overarching themes: (i) considerable judgment will be required by preparers to successfully implement SFAS No. 123(R), specifically when valuing employee stock options; and (ii) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options.  Key topics covered by SAB No. 107 include valuation models, expected volatility and expected term. The Group does not expect that the adoption of SAB No. 107 will have a material impact on its results of operations, financial position and cash flows.

28

Summary of differences between HK GAAP and US GAAP (continued)

In March 2005, the FASB issued FASB Interpretations 47, “Accounting for Conditional Asset  Retirement Obligations,” (FIN 47) an interpretation of FAS 143 and is effective for fiscal years ended after December 15, 2005. FIN 47 clarifies that the term “conditional asset retirement obligation,” as used in FAS 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a company to recognize the liability for the fair value of the conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.  Any liability accrued would be offset by an increase in the value of the asset. The Group does not expect that the adoption of FIN 47 will have a material impact on its results of operations, financial position and cash flows.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting for Changes and Error Corrections,” (FAS 154) which is a replacement of Accounting Principles Board (APB) Opinion No. 20, “Accounting Changes” and Statement of Financial Accounting Standards No. 3 “Reporting Accounting Changes in Interim Financial Statements” and is effective for fiscal years beginning after December 15, 2005. FAS 154 applies to all voluntary changes in accounting principle and changes the accounting for the reporting of a change in accounting principle. FAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. FAS 154 also requires that a change in method of depreciation, amortization or depletion for long-lived non financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle.  The Group currently is assessing the situation and does not expect that the adoption of FAS 154 will have a material impact on its results of operations, financial position and cash flows.

In June 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 05-6 “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination” (“EITF 05-6’).  EITF 05-6 requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the shorter of the useful life of the asset or the lease term that includes renewals that are reasonably assured at the date of the business combination or purchase.  EITF 05-6 is effective for reporting periods beginning after June 29, 2005, and is applicable only to leasehold improvements that are purchased or acquired in reporting periods beginning after the effective date.  The Group does not expect that the adoption of EITF 05-6 will have a material impact on its results of operations, financial position and cash flows.In October 2005, the FASB issued FASB Staff Position No. FAS 13-1 “Accounting for Rental Costs Incurred During a Construction Period” (“FSP FAS 13-1”) which requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense.  FSP FAS 13-1 is effective for fiscal periods beginning after December 15, 2005.  The Group does not expect that the adoption of FSP FAS 13-1 will have a material impact on its results of operations, financial position and cash flows.

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”.  SFAS No. 155 amends SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair valued basis.  SFAS No. 155 also amends SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and  Extinguishments of Liabilities” to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

28

Summary of differences between HK GAAP and US GAAP (continued)

In March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140”.  SFAS No. 156 amends SFAS No. 140 and prescribes the situations for recognition of a servicing asset or servicing liability separately.  It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if applicable, and permits them to be subsequently measured suing amortization method or fair value measurement method.  SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.